   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2002.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                        TURNWORKS ACQUISITION III, INC.
                      (TO BE RENAMED ALOHA HOLDINGS, INC.)
             (Exact name of registrant as specified in its Charter)

               DELAWARE                                  4521                                 76-0700396
     (State or other jurisdiction            (Primary Standard Industrial                  (I.R.S. Employer
  of incorporation or organization)          Classification Code Number)                Identification Number)

                         ------------------------------

                         AND ITS SUBSIDIARY GUARANTORS

 TURNWORKS ACQUISITION III     TURNWORKS ACQUISITION III     TURNWORKS ACQUISITION III     TURNWORKS ACQUISITION III
        SUB A, INC.                   SUB B, INC.                    SUB C, LLC                    SUB D, LLC
(Exact name of registrant as  (Exact name of registrant as  (Exact name of registrant as  (Exact name of registrant as
 specified in its Charter)     specified in its Charter)     specified in its Charter)     specified in its Charter)
          DELAWARE                      DELAWARE                      DELAWARE                      DELAWARE
(State or other jurisdiction  (State or other jurisdiction  (State or other jurisdiction  (State or other jurisdiction
     of incorporation)             of incorporation)             of incorporation)             of incorporation)
            4521                          4521                          4521                          4521
(Primary Standard Industrial  (Primary Standard Industrial  (Primary Standard Industrial  (Primary Standard Industrial
Classification Code Number)   Classification Code Number)   Classification Code Number)   Classification Code Number)
         01-0582922                    01-0582950                    01-0582943                    01-0582934
      (I.R.S. Employer              (I.R.S. Employer              (I.R.S. Employer              (I.R.S. Employer
   Identification Number)        Identification Number)        Identification Number)        Identification Number)

                         ------------------------------

                        1330 LAKE ROBBINS DR., SUITE 205
                            THE WOODLANDS, TX 77380
                                 (281) 363-2013
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                         ------------------------------

           GREGORY D. BRENNEMAN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        TURNWORKS ACQUISITION III, INC.
                        1330 LAKE ROBBINS DR., SUITE 205
                            THE WOODLANDS, TX 77380
                                 (281) 363-2013
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                         ------------------------------

                                   COPIES TO:

   MICHAEL L. RYAN, ESQ.         JUDITH R. THOYER, ESQ.         BRICE T. VORAN, ESQ.          DAVID J. REBER, ESQ.
 ETHAN A. KLINGSBERG, ESQ.       PAUL, WEISS, RIFKIND,          SHEARMAN & STERLING            GOODSILL ANDERSON
 CLEARY, GOTTLIEB, STEEN &         WHARTON & GARRISON           Commerce Court West              QUINN & STIFEL
          HAMILTON            1285 Avenue of the Americas    199 Bay Street, Suite 4405       1099 Alakea Street,
     One Liberty Plaza             New York, NY 10019             Toronto, Ontario                Suite 96813
     New York, NY 10006              (212) 373-3000                M5L 1E8 Canada              Honolulu, HI 96813
       (212) 225-2000                                              (416) 360-8484                (808) 547-5600

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                         ------------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /________

                                                          CONTINUED ON NEXT PAGE

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED (1)        PER SHARE       OFFERING PRICE (2)    REGISTRATION FEE
Shares of Common Stock.............      40,149,044               N/A                  N/A                  N/A
Senior Subordinated Notes..........      $40,306,922              N/A                  N/A                  N/A
Guarantees.........................          (3)                  (3)                  (3)                 None
Total..............................          N/A                  N/A             $273,548,775          $25,166.49

(1) The number of shares of the common stock of TurnWorks Acquisition III, Inc. (the "Issuer") that are being registered hereunder is equal to the maximum number of such shares to be issued in the merger of Hawaiian Airlines, Inc. ("Hawaiian") and in the merger of Aloha Airgroup, Inc. ("Aloha"), in each case in accordance with the Agreement and Plan of Merger described in the enclosed joint proxy statement/prospectus, assuming that (i) all options to purchase up to 3,018,000 shares of common stock of Hawaiian are exercised at or prior to such mergers and (ii) that all 852,970 shares of Hawaiian common stock that Hawaiian has committed to issue to certain of its pilots after the date of this filing are issued at or prior to such mergers. This number is determined by adding 19,995,583 (the maximum number of shares of the Issuer's common stock to be issued in the Aloha merger) and 20,153,461 (the maximum number of shares of the Issuer's common stock to be issued in the Hawaiian merger). The aggregate principal amount of the Senior Subordinated Notes shown above is determined by multiplying $2.00 by 20,153,461 (the maximum number of shares of the Hawaiian common stock that will be converted into Senior Subordinated Notes).

(2) Pursuant to Rules 457(f)(1), 457(c) and 457(f)(2) under the Securities Act of 1933, as amended (the "Securities Act"), the registration fee is based on the sum of (i) $80,210,775 (the product of 20,153,461 (the maximum number of shares of the Issuer's common stock to be issued in the Hawaiian merger) and $3.98 (the average of the high and low sale prices of Hawaiian's common stock, as reported by the American Stock Exchange, Inc., on February 7,
    2002)) and (ii) $193,338,000 (the book value of the capital stock of Aloha, computed as of November 30, 2001).

(3) No separate consideration will be received for the Guarantees. Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the Guarantees.

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          [Hawaiian Logo]         [Aloha Logo]         [TurnWorks Logo]

                        JOINT PROXY STATEMENT/PROSPECTUS
                 MERGERS PROPOSED--YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

    The boards of directors of Hawaiian Airlines, Inc. and Aloha Airgroup, Inc. have agreed to combine our companies under a new holding company, Aloha Holdings, Inc., which we also refer to as the Company. Gregory D. Brenneman, the former president and chief operating officer of Continental Airlines, will serve as chairman and chief executive officer of the Company. We believe that merging Hawaiian and Aloha into a single carrier is necessary to maintain the viability of Hawaii's interisland air service. We further believe that merging our two carriers will allow us to rationalize the combined fleet and implement cost-saving measures that will result in a financially stronger airline, provide passengers with improved service and enhance shareholder value. We ask for your support in voting FOR the adoption and approval of the merger agreement.

    The Company expects its common stock to trade under the ticker symbol "HA" on the American Stock Exchange (also known as the AMEX) and the Pacific Exchange (also known as the PSE). Shares of Hawaiian common stock are currently traded
under the "HA" symbol on these exchanges. On   -  , 2002, the closing price per
Hawaiian share was $ - . On December 18, 2001, the last trading day before the announcement of the merger, the closing price per Hawaiian share was $2.50.

    Upon completion of the merger:

    - Each outstanding share of Hawaiian common stock (other than the 18,181,818 shares of Hawaiian common stock currently held by Airline Investors Partnership, L.P., also known as AIP, the majority and controlling shareholder of Hawaiian) and each outstanding share of Hawaiian special preferred stock will be converted into the right to receive one share of Company common stock and one six-year senior subordinated note of the Company with a principal amount of $2.00 and an interest rate of 8% per year;

    - Hawaiian shareholders (other than AIP, which holds approximately 53.2% of the outstanding shares of Hawaiian common stock) will have the right to receive, in the aggregate, between approximately 23.2% and 25.8% of the Company common stock;

    - The 5,308 shares of Series B preferred stock of Aloha will have converted into 1,081,505 shares of common stock of Aloha and, after this conversion, each outstanding share of Aloha common stock will be converted into the right to receive between approximately 2.31 and 2.37 shares of Company common stock;

    - Aloha shareholders will have the right to receive, in the aggregate, between approximately 27.6% and 28.5% of the Company common stock;

    - The 15,000 shares of Series C preferred stock of Aloha, with an aggregate stated amount of $15 million, will be purchased by Hawaiian immediately prior to the merger for $15 million plus accrued and unpaid dividends of approximately $1.5 million and then cancelled in the merger;

    - For the 18,181,818 shares of Hawaiian common stock that AIP currently owns, AIP LLC, the sole shareholder of the two partners of AIP, will receive, in a related transaction that we refer to as the AIP merger, $10 million in cash, 18,181,818 shares of Company common stock (representing between approximately 25.1% and 26.5% of the Company common stock) and notes with an aggregate principal amount of $36,363,636, the same number of shares of Company common stock and principal amount of notes that AIP would have received in the merger;

    - Smith Management LLC and John W. Adams, both affiliates of AIP, will receive, in consideration of advisory services to Hawaiian, an aggregate of $5 million in cash, one million shares of Company common stock and notes with an aggregate principal amount of $2 million;

    - Hawaiian shareholders, together with AIP LLC and its affiliates, will hold, in the aggregate, between approximately 51.2% and 52.7% of the Company common stock;

    - TurnWorks, Inc., a company owned by Mr. Brenneman, will hold between approximately 19.7% and 20.3% of the Company common stock subject to specified forfeiture and transfer restrictions applicable for the next two years and will be obligated to provide specified management services to the Company for a $1.6 million fee per year;

    - The Company will enter into a stockholders agreement, amend its organizational documents and issue shares of its special preferred stock to TurnWorks, AIP LLC, a voting trust representing the principal shareholders of Aloha, and the three unions with representatives on Hawaiian's board to assure that they will have the right to designate all 11 members of the initial board of directors of the Company and to continue to control who occupies these board seats; and

    - The Company will grant TurnWorks, AIP LLC, Smith Management and the voting trust representing the principal shareholders of Aloha the right to cause the Company, at its expense, to register for resale their shares of Company common stock and notes.

The exact ownership percentages and the Aloha exchange ratio will depend on how many of the existing options to acquire approximately 3.0 million shares of Hawaiian common stock are exercised before the completion of the merger.

    The merger, except for the receipt of notes by Hawaiian shareholders, will generally be tax-free for Hawaiian and Aloha shareholders.

    Hawaiian and Aloha will each hold a special meeting of its shareholders on
  - , 2002 to vote on the adoption and approval of the merger agreement and the 2002 Stock Incentive Plan of the Company. This plan will only become effective upon completion of the merger. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us [or by voting by telephone or by Internet submission].

    WE ENTHUSIASTICALLY JOIN OUR BOARDS OF DIRECTORS IN RECOMMENDING THAT OUR SHAREHOLDERS VOTE "FOR" THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE 2002 STOCK INCENTIVE PLAN AT THE SPECIAL MEETINGS.

    The accompanying notices of meetings and joint proxy statement/prospectus provide specific information about the special meetings and explain the proposed merger and the 2002 Stock Incentive Plan. Please read these materials carefully. IN PARTICULAR, YOU SHOULD CONSIDER THE DISCUSSION OF RISK FACTORS BEGINNING ON PAGE 24 BEFORE VOTING.


                [John W. Adams' signature]                                   [Han H. Ching's signature]
                       John W. Adams                                                Han H. Ching
            Chairman of the Board of Directors                           Chairman of the Board of Directors
                     Hawaiian Airlines                                             Aloha Airgroup

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY
STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The joint proxy statement/prospectus is dated   -  , 2002 and is being first
mailed to Hawaiian and Aloha shareholders on or about   -  , 2002.

                            HAWAIIAN AIRLINES, INC.

                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON   -  , 2002
                            ------------------------

--------------------------------------------------------------------------------

To the Shareholders of Hawaiian Airlines, Inc.:

    On   -  , 2002, Hawaiian Airlines, Inc. will hold a special meeting of its shareholders at [10:00 a.m.], Hawaii standard time, in the [Regency Room at the Royal Hawaiian Hotel, 2259 Kalakaua Avenue, Honolulu, Hawaii. Parking in the adjoining Sheraton Waikiki facility will be validated.]

    We fixed the close of business on February 8, 2002 as the record date for shareholders entitled to vote at the special meeting or any adjournment of the meeting. In order to be admitted to the meeting, shareholders holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership on the record date.

    At the special meeting, we will do the following:

    1. Consider and vote upon a proposal, which we refer to as the "merger proposal," to approve the Agreement and Plan of Merger, dated as of December 19, 2001, by and among Aloha Airgroup, Inc., Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and TurnWorks, Inc., which agreement is included in the accompanying joint proxy statement/prospectus as Appendix I;

    2. Consider and vote upon a proposal to approve the 2002 Stock Incentive Plan of Aloha Holdings, Inc. (the name of the combined company after the merger), which plan is included in the accompanying joint proxy statement/prospectus as Appendix II; and

    3. Conduct any other business which may properly come before the special meeting or any adjournment or adjournments of the special meeting.

    The approval of the merger proposal requires the affirmative vote of:

    - 75% of the outstanding shares of Hawaiian common and special preferred stock voting as a single class;

    - a majority of the outstanding Hawaiian special preferred stock represented at the meeting; and

    - a majority of the outstanding shares of Hawaiian common stock and special preferred stock that constitute "qualified shares" within the meaning of the Hawaii Business Corporation Act.

    We believe that about 46.6% of the shares of Hawaiian common and special preferred stock will constitute qualified shares. Generally, qualified shares are those shares that, to the knowledge of the officer or agent of Hawaiian authorized to tabulate votes, are not beneficially owned or controlled by a director who has a conflicting interest relating to the merger agreement or by a person who has specified relationships with this director. We expect that the following shares will not constitute qualified shares, but a final determination on this issue will not be made until the time of the special meeting:

    - the 18,212,647 shares of common and preferred stock held by AIP and its affiliates, including John W. Adams, the chairman of the board of Hawaiian;

    - the 10,000 shares of common stock held by Paul Casey, the chief executive officer and vice-chairman of the board of Hawaiian, and the 4,500 shares of common stock held by a daughter of Mr. Casey;

    - the 6,765 shares of common stock held by Robert G. Coo, a director of Hawaiian and brother-in-law of John W. Adams; and

    - the 18,000 shares and 1,000 shares of common stock held by Edward Z. Safady and Thomas J. Trzanowski, respectively, directors of Hawaiian and employees of affiliates of John W. Adams.

We believe that the 17,052 shares of Hawaiian common stock held by the other directors of Hawaiian on the record date are qualified shares.

    The approval of the 2002 Stock Incentive Plan requires the affirmative vote of a majority of the votes cast on the proposal by the holders of shares of Hawaiian common and special preferred stock, voting as a single class.

    AIP owns approximately 53.2% of the outstanding shares of Hawaiian common and special preferred stock and a majority of the outstanding shares of Hawaiian special preferred stock. AIP has agreed to vote its shares in favor of the proposals to adopt the merger agreement and the 2002 Stock Incentive Plan. This agreement by AIP assures the approval of the 2002 Stock Incentive Plan, but does not assure the approval of the merger agreement because, as noted above, the merger requires the affirmative vote of 75% of the outstanding shares of Hawaiian common stock and special preferred stock and a majority of the qualified shares, and AIP's shares will not constitute qualified shares.

    IT IS IMPORTANT THAT YOU VOTE YOUR SHARES ON THE MERGER PROPOSAL. IF YOU DO NOT RETURN THE PROXY OR VOTE AT THE MEETING, THE EFFECT WILL BE THE SAME AS A VOTE AGAINST THE MERGER PROPOSAL. Whether or not you plan on attending the special meeting, please read carefully the joint proxy statement/ prospectus appearing on the following pages and then complete, sign and date the proxy card and return it in the enclosed prepaid envelope [or follow the instructions contained on the proxy card for voting by telephone or internet].

    Shareholders of Hawaiian as of the record date are entitled to assert dissenters' rights under Part XIV of Chapter 414 of the Hawaii Revised Statutes with respect to the merger proposal. A copy of Part XIV is attached as Appendix XI to the accompanying joint proxy statement/prospectus. A summary of the dissenters' rights of shareholders, and of the procedural steps that must be strictly followed by shareholders of Hawaiian wishing to perfect and pursue their dissenters' rights, is set forth in the joint proxy statement/prospectus under "The Merger--Dissenters' Rights."

                                          By Order of the Board of Directors,
                                          /s/ LYN FLANIGAN ANZAI
                                          Lyn Flanigan Anzai
                                          VICE PRESIDENT, GENERAL COUNSEL
                                            AND CORPORATE SECRETARY

  -  , 2002

                              ALOHA AIRGROUP, INC.
                        TWO WATERFRONT PLAZA, SUITE 500
                                 500 ALA MOANA
                             HONOLULU, HAWAII 96813
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON   -  , 2002
                            ------------------------

--------------------------------------------------------------------------------

To the Shareholders of Aloha Airgroup, Inc.:

    On   -  , 2002, Aloha Airgroup, Inc. will hold a special meeting of its shareholders at [10:00 A.M.], Hawaii standard time, at [LOCATION], [LOCATION ADDRESS], Honolulu, Hawaii.

    We fixed the close of business on February 8, 2002 as the record date for shareholders entitled to vote at the special meeting or any adjournment of the meeting.

    At the special meeting, we will do the following:

    1. Consider and vote upon a proposal, which we refer to as the "merger proposal," to approve the Agreement and Plan of Merger, dated as of December 19, 2001, by and among Aloha Airgroup, Inc., Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and TurnWorks, Inc., which agreement is included in the accompanying joint proxy statement/prospectus as Appendix I;

    2. Consider and vote upon a proposal to approve the 2002 Stock Incentive Plan of Aloha Holdings, Inc. (the name of the combined company after the merger), which plan is included in the accompanying joint proxy statement/prospectus as Appendix II; and

    3. Conduct any other business which may properly come before the special meeting or any adjournment or adjournments of the special meeting.

    The approval of the merger proposal requires the affirmative vote of 75% of all votes attaching to the issued and outstanding shares of Aloha's common stock and Series B preferred stock, voting as a single class. The approval of the 2002 Stock Incentive Plan requires the affirmative vote of a majority of the votes cast on the proposal by the holders of shares of Aloha common stock and Series B preferred stock, voting as a single class.

    Specified principal shareholders of Aloha own Aloha common stock and Series B preferred stock that represents approximately 82.6% of the votes entitled to be cast at the special meeting. These principal shareholders have agreed to vote their shares in favor of the proposals to approve the merger agreement and the 2002 Stock Incentive Plan. This agreement by these principal shareholders assures the approval of both the merger agreement and the 2002 Stock Incentive Plan at the special meeting.

    Whether or not you plan on attending the special meeting, please read carefully the joint proxy statement/prospectus appearing on the following pages and then complete, sign, date and return the proxy card in the enclosed prepaid envelope or follow the instructions contained on the proxy card for voting by telephone. If you do not return the proxy or vote at the meeting, the effect will be the same as a vote against the merger proposal.

    Shareholders of Aloha as of the record date are entitled to assert dissenters' rights under Part XIV of Chapter 414 of the Hawaii Revised Statutes with respect to the merger proposal. A copy of

Part XIV is attached as Appendix XI to the accompanying joint proxy statement/prospectus. A summary of the dissenters' rights of shareholders, and of the procedural steps that must be strictly followed by shareholders of Aloha wishing to perfect and pursue their dissenters' rights, is set forth in the joint proxy statement/prospectus under "The Merger--Dissenters' Rights."

                                          By Order of the Board of Directors,
                                          /s/ HAN H. CHING
                                          Han H. Ching
                                          CHAIRMAN AND CORPORATE SECRETARY

  -  , 2002

                             ADDITIONAL INFORMATION

    This joint proxy statement/prospectus may incorporate important business and financial information about Hawaiian and Aloha from other documents that are not included in or delivered with this joint proxy statement/prospectus. This incorporated information is available to you without charge upon your written or oral request. You can obtain any document that may be incorporated by reference in this joint proxy statement/prospectus, excluding all exhibits that have not been specifically incorporated by reference, by requesting it in writing or by telephone from Hawaiian at the following address:

                             HAWAIIAN AIRLINES, INC.
                             3375 Koapaka Street
                             Suite G-350
                             Attn: Corporate Secretary
                             Honolulu, Hawaii 96819-1869
                             Telephone: (808) 835-3700

    If you would like to request any documents, please do so by   -  [5 business
days prior to special meetings] in order to receive them before the special meetings. See "Where You Can Find More Information."

                               TABLE OF CONTENTS

                                              PAGE
                                            --------
QUESTIONS AND ANSWERS ABOUT THE MERGER....        1
SUMMARY...................................        4
  The Parties.............................        4
  The Business of the Company after the
    Merger................................        4
  Recommendations to Shareholders.........        5
  Opinion of Financial Advisor to
    Hawaiian..............................        5
  Material Federal Income Tax
    Consequences..........................        5
  Accounting Treatment....................        5
  Treatment of Options and Other Rights...        5
  Hawaiian and Aloha Special Meetings.....        6
  Voting Agreements.......................        6
  Markets and Market Prices...............        7
  Interests of Directors and Management of
    Hawaiian and Aloha in the Merger......        7
  Arrangements by the Company with
    TurnWorks and Greg Brenneman..........        9
  Conditions to the Merger................        9
  Regulatory Approvals....................       10
  Private Third Party Consents............       10
  Termination of the Merger Agreement.....       11
  Termination Fee.........................       11
  Ownership of Company Capital Stock
    Before and After the Merger...........       12
  Ownership of the Notes After the
    Merger................................       15
SELECTED FINANCIAL DATA...................       16
  Selected Historical Financial Data of
    Hawaiian..............................       16
  Ratio of Earnings to Fixed Charges of
    Hawaiian..............................       17
  Recent Developments of Hawaiian.........       17
  Selected Historical Financial Data of
    Aloha.................................       19
  Ratio of Earnings to Fixed Charges of
    Aloha.................................       20
  Recent Developments of Aloha............       20
  Selected Unaudited Pro Forma Combined
    Financial Data........................       22
  Pro Forma Ratio of Earnings to Fixed
    Charges...............................       22
UNAUDITED COMPARATIVE PER SHARE
  INFORMATION.............................       23
RISK FACTORS..............................       24
  Risks Related to the Merger.............       24
    Directors and executive officers of
      Hawaiian and Aloha have conflicts of
      interest and will receive benefits
      that are not shared by other
      shareholders........................       24

                                              PAGE
                                            --------
    The number of shares of Company common
      stock and notes that you will
      receive for each of your shares of
      Hawaiian and Aloha stock will be
      fixed despite changes in the trading
      price of Hawaiian stock and changes
      in the fair market value of Hawaiian
      or Aloha stock......................       26
    Provisions in the merger agreement and
      in the voting agreements entered
      into by AIP and Aloha's principal
      shareholders may discourage other
      companies from trying to acquire
      Hawaiian or Aloha even though those
      companies might be willing to offer
      greater value to Hawaiian or Aloha
      shareholders than is being offered
      in the merger
      agreement...........................       26
    No market currently exists for
      securities of the Company or
      Aloha...............................       28
    The need for regulatory approvals and
      clearances may jeopardize or delay
      completion of the merger or may
      reduce the anticipated benefits of
      the merger..........................       28
    The failure to receive private third
      party consents on a timely basis may
      jeopardize or delay completion of
      the merger or may reduce the
      anticipated benefits of the
      merger..............................       28
    Labor unrest could disrupt the ability
      of the parties to complete the
      merger or cause the Company to make
      concessions that would be adverse to
      its financial condition and
      operations..........................       29
    The exercise of dissenters' rights in
      respect of a significant number of
      shares of Hawaiian or Aloha stock
      would increase the cash requirements
      of the merger and could harm the
      financial condition of the Company
      and render the Company unable to
      satisfy the condition to the
      completion of the merger relating to
      minimum liquidity requirements......       29
    Private lawsuits could delay or impede
      the merger..........................       29
  Risks Related to the Company............       30
    Shares of Company common stock will be
      subject to different risks than
      shares of Hawaiian and Aloha
      stock...............................       30

                                              PAGE
                                            --------
    The Company may not realize expected
      synergies or cost savings...........       30
    Difficulties in generating cash flow
      from operations and accessing cash
      flow from other sources, as well as
      liabilities relating to pension and
      other benefit plans that could
      further strain liquidity, could
      adversely affect the ability of
      Hawaiian and Aloha to complete the
      merger and, if the merger is
      completed, the financial condition
      and liquidity of the Company after
      the merger..........................       31
    The market price of the Company common
      stock may decline...................       31
    The market price of the Company's
      common stock could be adversely
      affected by future public resales of
      a significant number of shares of
      the Company's common stock by its
      principal shareholders pursuant to
      resale registration statements that
      the Company is obligated to file and
      keep effective......................       31
    Anti-takeover provisions in the
      Company's certificate of
      incorporation and by-laws and in a
      stockholders agreement to which the
      Company will become a party may
      delay or prevent a third party
      acquisition of the Company, which
      could decrease the value of its
      common stock........................       32
    The Company will incur additional debt
      in connection with the merger and
      may incur significant additional
      debt thereafter, which could
      adversely affect its ability to
      operate its business................       32
    The restrictions in the Company's debt
      instruments, including the notes,
      may limit its ability to finance
      future operations or capital
      needs...............................       33
    The Company may obtain federal loan
      guarantees and incur other new
      indebtedness, the terms of which may
      limit its ability to retain key
      employees, adversely affect the
      market price of its common stock,
      limit its ability to access the
      equity capital markets and result in
      dilution of its shareholders........       33
    The Company may be unable to obtain
      federal loan guarantees available to
      other airlines......................       34

                                              PAGE
                                            --------
    TurnWorks, AIP LLC and the voting
      trust for the benefit of the
      principal shareholders of Aloha will
      initially control between
      approximately 73.3% and 75.9% of the
      outstanding Company common stock and
      eight of the 11 Company board seats,
      thereby minimizing the significance
      of the voting rights of the other
      holders of Company common stock.....       34
    The three largest labor unions whose
      members are employed with the
      Company will each have one seat on
      the initial 11-member board of
      directors of the Company, thereby
      adversely affecting the significance
      of your voting power after the
      merger..............................       34
    The Company's plan to offer low fares
      and continue to serve all present
      routes could limit its
      profitability.......................       34
    The performance of the Company will be
      affected by its ability to retain
      key personnel.......................       35
  Risks Related To The Notes..............       35
    The notes will be unsecured and
      subordinated in right of payment to
      the senior debt of the Company, and
      the guarantees will be unsecured and
      subordinated in right of payment to
      guarantees of senior debt by these
      guarantors..........................       35
    In the event of a change of control,
      the Company would be obligated to
      redeem the notes. However, the
      Company may not be permitted or may
      not have sufficient funds to fulfill
      its obligation to redeem the notes
      upon the occurrence of a change of
      control.............................       36
    Your ability to resell the notes may
      be limited because there is no prior
      market for the notes, the Company
      does not intend to list the notes on
      any securities exchange, it does not
      intend to obtain a rating for the
      notes and it cannot assure you that
      an active trading market for the
      notes will develop..................       36
    Even if a market were to develop for
      the notes, the price of the notes
      could be subject to volatility......       36
    The notes may be amended or waived
      with the consent of holders
      representing only a majority of the
      outstanding principal amount of the
      notes, including holders that are
      affiliated with the Company.........       37
  Risks Related to the Business of the
    Company, Hawaiian and Aloha...........       37

                                              PAGE
                                            --------
    Recent terrorist attacks have
      adversely affected, and may continue
      to adversely affect, Hawaiian's,
      Aloha's and, after the completion of
      the merger, the Company's financial
      condition, results of operations and
      prospects...........................       37
    Aloha is not currently in compliance
      with specified financial covenants
      under its debt agreements...........       39
    The Aviation Security Act will impose
      additional costs and may cause
      service disruptions.................       39
    Hawaiian, Aloha and, after the
      completion of the merger, the
      Company may be adversely affected by
      the general economic climate........       39
    Hawaiian, Aloha and, after the
      completion of the merger, the
      Company may experience difficulty
      finding, training and retaining
      employees...........................       40
    Increases in Hawaiian's, Aloha's and,
      after the completion of the merger,
      the Company's labor costs, which
      constitute a substantial portion of
      their total operating costs, may
      directly impact earnings............       40
    Hawaiian and Aloha, respectively, are
      parties to several collective
      bargaining agreements that leave
      them vulnerable to work
      interruptions and/or stoppages
      during labor negotiations...........       40
    Hawaiian and Aloha rely upon their
      respective relationships with
      American and United and would be
      adversely affected by any
      interference with these
      relationships, including as a result
      of any objection to the merger......       41
    Hawaiian and Aloha rely on third
      parties to provide necessary
      facilities and services.............       41
    Hawaiian, Aloha and, after the
      completion of the merger, the
      Company may be affected by factors
      beyond their control, including
      weather conditions and the
      availability and cost of fuel.......       42
    Hawaiian utilizes derivative financial
      instruments that expose it to risks
      of losses...........................       42
    Hawaiian's, Aloha's and, after the
      completion of the merger, the
      Company's profitability is dependent
      on tourism in Hawaii................       42
    Travel to Hawaii is seasonal..........       43
    The airline industry is cyclical......       43
    The Company, Hawaiian and Aloha are
      vulnerable to competition...........       44

                                              PAGE
                                            --------
    The airline industry has high
      operating leverage, and air carriers
      are therefore vulnerable to a
      decrease in profits.................       45
    Hawaiian and Aloha are, and, after the
      completion of the merger, the
      Company will be, subject to
      extensive regulatory oversight and
      taxes...............................       45
    Because AIP currently controls
      Hawaiian, the significance of the
      voting rights of the minority
      shareholders of Hawaiian is
      reduced.............................       46
    Various provisions make it difficult
      for a third party to acquire
      Hawaiian............................       46
    Hawaiian and Aloha do not typically
      pay dividends, and the Company
      expects that it will not pay
      dividends...........................       47
    Shares eligible for future sale could
      impact Hawaiian's stock price.......       47
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS..............................       48
SPECIAL MEETING OF HAWAIIAN
  SHAREHOLDERS............................       50
SPECIAL MEETING OF ALOHA SHAREHOLDERS.....       53
THE MERGER................................       55
    Background of the Merger..............       55
    Determination and Recommendation of
      the Special Committee and the
      Hawaiian Board of Directors.........       63
    Reasons for the Special Committee's
      and the Hawaiian Board's
      Recommendation......................       64
    Opinion of Hawaiian's Financial
      Advisor.............................       66
    Recommendation of the Aloha Board of
      Directors...........................       72
    Reasons for the Aloha Board's
      Recommendation......................       72
    Interests of Hawaiian's Directors and
      Officers in the Merger..............       74
    Interests of Aloha's Directors and
      Officers in the Merger..............       78
    U.S. Federal Income Tax Consequences
      of the Merger.......................       80
    Accounting Treatment..................       83
    Regulatory Approvals..................       83
    Private Third Party Consents..........       86
    Listings of Company Common Stock on
      the American Stock Exchange and the
      Pacific Exchange; De-listing and De-
      registration of Hawaiian Common
      Stock...............................       86
    Restrictions on the Sale of Shares of
      Company Common Stock and Notes......       87
    Dissenters' Rights....................       87

                                              PAGE
                                            --------
    Lawsuits by Shareholders and Others
      Challenging the Merger..............       92
THE MERGER AGREEMENT......................       93
ANCILLARY AGREEMENTS......................      108
    AIP Merger Agreement..................      108
    Aloha Principal Shareholders' Voting
      Agreement...........................      111
    AIP Voting Agreement..................      112
    Registration Rights Agreement.........      113
    Stockholders Agreement................      115
    Amended and Restated Certificate of
      Incorporation of the Company........      118
    Amended By-laws of the Company........      118
    Stock Purchase Agreements with
      Specified Aloha Shareholders........      118
    Stockholder Assumption Agreement......      120
    Amendment to Glenn R. Zander
      Employment Agreement................      120
    Amendment to Brenda F. Cutwright
      Employment Agreement................      121
    Mercer Advisory Agreement.............      122
    TurnWorks Advisory Agreement..........      122
    Smith Management/Adams Advisory
      Services Agreement..................      122
INDUSTRY OVERVIEW.........................      124
BUSINESS OF HAWAIIAN......................      132
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF HAWAIIAN..................      136
BUSINESS OF ALOHA.........................      149
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF ALOHA.....................      154
BUSINESS OF THE COMPANY AFTER THE
  MERGER..................................      162
MANAGEMENT OF THE COMPANY AFTER THE MERGER
  AND RELATED PARTY TRANSACTIONS..........      164
MANAGEMENT OF HAWAIIAN AND RELATED PARTY
  TRANSACTIONS............................      175
UNAUDITED PRO FORMA COMBINED FINANCIAL
  STATEMENTS..............................      183
MARKET PRICE AND DIVIDEND INFORMATION.....      191
OWNERSHIP OF HAWAIIAN CAPITAL STOCK BY
  CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT..............................      192
OWNERSHIP OF ALOHA CAPITAL STOCK BY
  CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT..............................      195

                                              PAGE
                                            --------
DESCRIPTION OF THE NOTES AND THE
  INDENTURE...............................      199
DESCRIPTION OF THE CAPITAL STOCK OF THE
  COMPANY.................................      218
DESCRIPTION OF THE CAPITAL STOCK OF
  HAWAIIAN................................      227
DESCRIPTION OF THE CAPITAL STOCK OF
  ALOHA...................................      235
COMPARATIVE RIGHTS OF HOLDERS OF COMPANY
  CAPITAL STOCK, HAWAIIAN CAPITAL STOCK
  AND ALOHA CAPITAL STOCK.................      237
PROPOSAL TO APPROVE THE 2002 STOCK
  INCENTIVE PLAN OF THE COMPANY...........      245
LEGAL OPINIONS............................      249
EXPERTS...................................      249
DEADLINE FOR SUBMITTING FUTURE SHAREHOLDER
  PROPOSALS...............................      249
WHERE YOU CAN FIND MORE INFORMATION.......      249

INDEX TO FINANCIAL STATEMENTS.............      F-1
    Financial Statements of Hawaiian......      F-2
    Consolidated Financial Statements of
      Aloha...............................     F-39
APPENDIX I--AGREEMENT AND PLAN OF
  MERGER..................................      I-1
APPENDIX II--FORM OF 2002 STOCK INCENTIVE
  PLAN....................................     II-1
APPENDIX III--OPINION OF MORGAN STANLEY &
  CO. INCORPORATED........................    III-1
APPENDIX IV--FORM OF AMENDED AND RESTATED
  CERTIFICATE OF INCORPORATION............     IV-1
APPENDIX V--FORM OF AMENDED BY-LAWS.......      V-1
APPENDIX VI--FORM OF STOCKHOLDERS
  AGREEMENT...............................     VI-1
APPENDIX VII--FORM OF REGISTRATION RIGHTS
  AGREEMENT...............................    VII-1
APPENDIX VIII--AIP MERGER AGREEMENT.......   VIII-1
APPENDIX IX--AIP VOTING AGREEMENT.........     IX-1
APPENDIX X--ALOHA PRINCIPAL SHAREHOLDERS'
  VOTING AGREEMENT........................      X-1
APPENDIX XI--PART XIV OF THE HAWAII
  BUSINESS CORPORATION
  ACT.....................................     XI-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. WHY ARE HAWAIIAN AND ALOHA MERGING?

A: We believe that merging Hawaiian and Aloha into a single carrier is necessary to maintain the viability of Hawaii's interisland air service. Hawaiian and Aloha have suffered losses during the most profitable period in the airline industry's recent history. Following the events of September 11, 2001, dramatic changes in travel patterns have exacerbated the problems facing Hawaiian and Aloha. We believe that merging these carriers, rationalizing the combined fleet and implementing cost-saving measures will create a financially stronger airline, provide passengers with improved service and enhance shareholder value to Hawaiian and Aloha shareholders.

Q: HOW IS THE FINANCIAL PERFORMANCE OF THE COMBINED COMPANY EXPECTED TO CHANGE
    AS A RESULT OF THE MERGER?

A: Starting in 2003, we expect to realize about $90 million per year in costs savings and revenue enhancements, as compared to the current performance of Hawaiian and Aloha. We expect to implement the changes necessary to achieve most of these costs savings and revenue enhancements by the end of 2002.

Q. PLEASE DESCRIBE THE MERGER BRIEFLY.

A: As a result of the merger, Hawaiian and Aloha will each become wholly-owned subsidiaries of the Company, and their shareholders will become shareholders of the Company. Prior to the merger, the Company will be a wholly-owned subsidiary of TurnWorks, a company owned by Gregory D. Brenneman. THE MERGER AGREEMENT, WHICH SETS FORTH THE PLAN OF MERGER AND IS THE PRIMARY LEGAL DOCUMENT THAT GOVERNS THE MERGER, IS ATTACHED AS APPENDIX I. YOU ARE ENCOURAGED TO READ THE MERGER AGREEMENT CAREFULLY.

Q: WHAT WILL HAWAIIAN SHAREHOLDERS RECEIVE AS A RESULT OF THE MERGER?

A: For each share they own, holders of shares of Hawaiian common stock (other than AIP) and Hawaiian special preferred stock will receive one share of Company common stock and one six-year note issued by the Company with a principal amount of $2.00 and an interest rate of 8% per year. The Company will have the right to prepay the notes at any time without paying any premium. In the merger, Hawaiian shareholders (other than AIP) will receive between approximately 23.2% and 25.8% of the common stock of the Company.

    In addition, for AIP's shares, which represent approximately 53.2% of the outstanding shares of Hawaiian common stock, AIP LLC will receive 18,181,818 shares of Company common stock, notes with an aggregate principal amount of $36,363,636 and $10 million in cash in the AIP merger, a transaction related to the merger. Pursuant to the AIP merger, the two partners of AIP will merge into the Company immediately prior to the merger. The number of shares of Company common stock and principal amount of notes that AIP LLC will receive is the same as what AIP would have received in the merger based on the 18,181,818 shares of Hawaiian common stock that it owns.

Q. WHAT WILL ALOHA SHAREHOLDERS RECEIVE AS A RESULT OF THE MERGER?

A: The 5,308 shares of Series B preferred stock of Aloha will convert into 1,081,505 shares of common stock of Aloha. After this conversion, for each share they own, holders of shares of Aloha common stock will receive between approximately 2.31 and 2.37 shares of Company common stock. Aloha shareholders will not receive any notes. The Company will not issue fractional shares, so the total number of shares of Company common stock that each Aloha shareholder will receive in the merger will be rounded up or down to the nearest whole number. Aloha shareholders will receive between approximately 27.6% and 28.5% of the common stock of the Company.

    In addition, immediately before the merger Hawaiian will purchase the outstanding shares of Aloha Series C preferred stock for their stated value of $15 million plus accrued and unpaid dividends of approximately
    $1.5 million. This purchase will occur only if the merger is to occur and the shares will then be cancelled in the merger.

Q. WHO WILL BE THE SECURITYHOLDERS OF THE COMPANY AFTER THE MERGER?

A: A summary of the shareholdings of Aloha and Hawaiian before the merger and of the Company after the merger, as well as a summary of the holdings of the notes after the merger, appears under "Summary--Ownership of Company Capital Stock Before and After the Merger" and "Summary--Ownership of the Notes After the Merger." In addition, as explained under "Risk Factors--Risks Relating to the Company," the Company may incur obligations to issue additional equity securities to lenders in connection with the satisfaction of the conditions to the completion of the merger relating to minimum liquidity requirements.

Q: WHY CAN YOU ONLY PROVIDE A RANGE OF THE PERCENTAGES OF THE COMMON STOCK OF
    THE COMPANY THAT WILL BE HELD BY THE HAWAIIAN AND ALOHA SHAREHOLDERS?

A: The allocations of shares to the Aloha shareholders and to TurnWorks may be diluted as a result of the exercise of Hawaiian options before the merger. If more than 250,000 of the existing options to purchase approximately
    3.0 million shares of Hawaiian common stock are exercised, then the exchange ratio for shares of Aloha common stock will be adjusted and additional shares will be issued to TurnWorks to partially offset the dilutive effect on them of these exercises.

Q: WILL THE SHARES OF COMPANY COMMON STOCK AND THE NOTES BE TRADED ON ANY
    SECURITIES EXCHANGE?

A: We expect that shares of Company common stock will be traded under the symbol
    "HA" on the AMEX and the PSE. The notes will not be traded on any securities exchange. We do not know if a market will develop for the notes.

Q: WHO WILL SERVE ON THE BOARD OF DIRECTORS OF THE COMPANY?

A: The board of directors of the Company will have the following 11 members:

    - Mr. Brenneman and Steven C. DeSutter, each of whom has been designated by TurnWorks to become a director;

    - John W. Adams, Todd G. Cole and Joseph P. Hoar, each of whom has been designated by Hawaiian's majority shareholder, AIP, to become a director;

    - Han H. Ching, Eldon M.T. Ching and Richard K.M. Ing, each of whom has been designated by Aloha's principal shareholders to become a director; and

    - Reno F. Morella, Samson Poomaihealani and Sharon L. Soper, each of whom has been designated by one of the three labor unions that have representation on Hawaiian's current board of directors.

    In connection with the merger, the Company will issue 11 shares of its special preferred stock to protect the board nomination rights of TurnWorks, AIP LLC, the voting trust for the benefit of Aloha's principal shareholders, and the three unions.

Q: WHO WILL SERVE AS THE COMPANY'S CHAIRMAN AND EXECUTIVE OFFICERS?

A: Mr. Brenneman will be the chairman and chief executive officer of the Company after the merger. The other officers will be selected from among the existing management of the two companies and may include additional personnel not currently employed by Hawaiian or Aloha. Glenn R. Zander, the chief executive officer of Aloha, Brenda F. Cutwright, the chief financial officer of Aloha, and Paul J. Casey, the chief executive officer and vice chairman of the board of Hawaiian, will resign upon completion of the merger or shortly thereafter.

Q: WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HAWAIIAN
    AND ALOHA SHAREHOLDERS?

A: The merger, other than the receipt by Hawaiian shareholders of notes, will generally be tax-free to Hawaiian and Aloha shareholders.

    In addition, the AIP merger, other than the receipt by AIP LLC of notes and cash, will be tax-free to AIP LLC.

Q: WHAT PROPOSALS ARE SHAREHOLDERS BEING ASKED TO APPROVE?

A: Shareholders are being asked to adopt and approve the merger agreement and the 2002 Stock Incentive Plan of the Company.

Q: WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this document, you should vote your shares by following the instructions contained in this document and the proxy card included with it, so that your shares may be represented at the applicable special meeting. If you do not vote your shares, it will have the same effect as voting against the merger proposal.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. You will receive instructions for exchanging your stock certificates after the merger is completed.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY
    SHARES FOR ME?

A: No. Your broker can vote your shares only if you provide instructions on how to vote.

    You should instruct your broker to vote your shares, following the directions provided by your broker. Your failure to instruct your broker on how to vote your shares will have the same effect as voting against the merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY CARD OR PROVIDED
    INSTRUCTIONS TO MY BROKER?

A: Yes. You can change your vote at any time before your proxy is voted at the applicable special meeting. This document contains instructions on how to change your vote. If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: DO I NEED TO ATTEND THE APPLICABLE SPECIAL MEETING IN PERSON?

A: No. It is not necessary for you to attend the applicable special meeting to vote your shares, although you are welcome to attend.

Q: WHEN AND WHERE ARE THE SPECIAL MEETINGS?

A: The Hawaiian special meeting will take place on [      ], 2002, at
    [10:00 a.m.] local time in the [Regency Room at the Royal Hawaiian Hotel, 2259 Kalakaua Avenue], Honolulu, Hawaii. The Aloha special meeting will take
    place on [      ],[      ], 2002, at [10:00 a.m.] local time at
    [            ],[            ].

Q: WHEN WILL THE MERGER BE COMPLETED?

A: We are working toward completing the merger as soon as possible, and expect to complete it shortly after the special meetings if our shareholders approve the merger proposal. However, it is possible that delays in obtaining regulatory approvals or other developments could delay completion of the merger.

Q: DO I HAVE DISSENTERS' (OR APPRAISAL) RIGHTS?

A: Yes. Holders of Hawaiian and Aloha common stock have dissenters' rights under Hawaii law as a result of the merger if they do not vote in favor of the merger and they comply with other requirements of Hawaii law. You should read carefully the explanation of these rights under "The
    Merger--Dissenters' Rights" and Appendix XI.

Q: WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE SPECIAL MEETINGS OR THE
    MERGER?

A: Hawaiian shareholders should contact:

    Hawaiian Airlines, Inc.
    3375 Koapa Ka Street
    Suite G-350
    Attn: Keoni Wagner
    Honolulu, Hawaii 96819-1869
    Telephone: (808) 835-3700

    or the Hawaiian proxy solicitor:

    Mellon Investor Services, LLC
    44 Wall Street, 7th Floor
    New York, New York 10005
    Telephone: (917) 320-6283 (9am-6pm E.S.T.)
    Toll free: (800) 549-9249 (9am-7pm E.S.T.)

    Aloha shareholders should contact:

    Aloha Airgroup, Inc.
    Two Waterfront Plaza
    Suite 500
    500 Ala Moana
    Attn: Stephanie Ackerman
    Honolulu, Hawaii 96813
    Telephone: (808) 539-5913

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS KEY ASPECTS OF THE MERGER AGREEMENT AND THE RELATED TRANSACTIONS THAT ARE DESCRIBED IN GREATER DETAIL ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO BETTER UNDERSTAND THE MERGER AGREEMENT AND THE RELATED TRANSACTIONS, AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER AGREEMENT AND THE RELATED TRANSACTIONS, YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING THE APPENDICES, AND THE ADDITIONAL DOCUMENTS TO WHICH WE REFER YOU. YOU CAN FIND INFORMATION WITH RESPECT TO THESE ADDITIONAL DOCUMENTS IN "WHERE YOU CAN FIND MORE INFORMATION."

                                  THE PARTIES
                          (SEE PAGES 132, 149 AND 162)

   HAWAIIAN AIRLINES, INC.
    3375 Koapaka Street, Suite G350
    Honolulu, Hawaii 96819-1869
    Telephone: (808) 835-3700

    Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of transpacific air service between the U.S. mainland and Hawaii. Hawaiian had revenue of approximately $607 million in 2000 and $471 million for the nine months ended September 30, 2001 and had approximately 3,069 employees as of December 31, 2001. For recent developments regarding Hawaiian, see "Selected Financial Data--Recent Developments of Hawaiian" beginning on page 17.

    ALOHA AIRGROUP, INC.
    Two Waterfront Plaza, Suite 500
    500 Ala Moana
    Honolulu, Hawaii 96813
    Telephone: (808) 539-5913

    Aloha Airlines was founded in 1946 as Trans-Pacific Airlines and is today the largest provider of interisland air transportation services in Hawaii, including passenger, air cargo, mail and contract services. In addition, Aloha offers daily transpacific scheduled air service between Hawaii and Oakland and Orange County in California, as well as Las Vegas, Nevada. Aloha's sister carrier, Island Air, operates scheduled air service to Hawaii's smaller airports. Aloha had revenue of approximately $315 million in 2000 and $262 million for the nine months ended September 30, 2001 and had approximately 2,899 employees as of December 31, 2001. For recent developments regarding Aloha, see "Selected Financial Data--Recent Developments of Aloha" beginning on page 20.

    TURNWORKS ACQUISITION III, INC.
    1330 Lake Robbins Drive, Suite 205
    The Woodlands, Texas 77380
    Telephone: (281) 363-3013

    TurnWorks Acquisition III, Inc., which will be renamed Aloha Holdings, Inc. upon completion of the merger, is a wholly-owned subsidiary of TurnWorks, Inc., a Texas-based private equity investment firm founded in 1994 by Gregory D. Brenneman. TurnWorks focuses on corporate turnarounds and provides services such as management expertise, financial re-engineering, executive search and growth capital. TurnWorks formed TurnWorks Acquisition III, Inc. solely for the purpose of the merger and the related transactions, and it has no other operations. We refer to TurnWorks Acquisition III, Inc. as the Company in this document because it will be the holding company for the combined businesses of Hawaiian and Aloha after the merger.

                          THE BUSINESS OF THE COMPANY
                        AFTER THE MERGER (SEE PAGE 162)

    Following the merger, Hawaiian and Aloha will initially continue to operate as separate entities in many ways. Over time, they will be integrated pursuant to a plan that is currently being developed by TurnWorks. The Company expects that this plan will result in:

    - $90 million of annual cost savings and revenue enhancements beginning in 2003;

    - increases in revenue by 5% to 10% annually during the first five years following the merger; and

    - an improvement in its operating margins to between 9% and 10% over time.

    We describe the preliminary components of this plan, including those that we expect will give rise to these results, under "Business of the Company After the Merger."

                        RECOMMENDATIONS TO SHAREHOLDERS
                             (SEE PAGES 63 AND 72)

    EACH OF THE BOARDS OF DIRECTORS OF HAWAIIAN AND ALOHA HAS APPROVED AND ADOPTED THE MERGER AGREEMENT, THE MERGER AND RELATED TRANSACTIONS AND RECOMMENDS THAT YOU VOTE "FOR" THE MERGER PROPOSAL. THE RECOMMENDATION OF THE HAWAIIAN BOARD OF DIRECTORS IS BASED ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THREE INDEPENDENT DIRECTORS WHO ARE "QUALIFIED DIRECTORS" UNDER HAWAII LAW.

                    OPINION OF FINANCIAL ADVISOR TO HAWAIIAN
                                 (SEE PAGE 66)

    On December 18, 2001, the Hawaiian board of directors and its special committee received an oral opinion (later confirmed in writing) from its financial advisor, Morgan Stanley & Co. Incorporated, that, as of that date, the merger consideration to be received by Hawaiian's public shareholders was fair from a financial point of view to these holders. The full text of the opinion is attached as Appendix III. We urge you to read the entire opinion carefully for the assumptions made, procedures followed, matters considered and limits on the scope of Morgan Stanley's review in rendering its opinion. Morgan Stanley's opinion was addressed to the Hawaiian board of directors and its special committee for the purpose of their evaluation of the merger and does not constitute a recommendation to Hawaiian shareholders as to how to vote with respect to the merger proposal.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES
                                 (SEE PAGE 80)

    Hawaiian and Aloha shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of Company common stock in the merger. Hawaiian shareholders may recognize gain or loss for federal income tax purposes on the receipt of notes and, in the case of AIP LLC, the $10 million payment in the AIP merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

                              ACCOUNTING TREATMENT
                                 (SEE PAGE 83)

    The merger will be treated for accounting purposes in accordance with the purchase method of accounting.

                     TREATMENT OF OPTIONS AND OTHER RIGHTS
                             (SEE PAGES 96 AND 97)

    Each of the outstanding options to purchase approximately 3.0 million shares of Hawaiian common stock will vest immediately before the merger and will terminate upon the completion of the merger in accordance with their terms, except for the outstanding options to acquire 50,000 shares of Hawaiian common stock pursuant to Hawaiian's 1994 Stock Option Plan. The options to purchase these 50,000 shares, if not exercised before the completion of the merger, will become options to acquire, at the same exercise price, an identical number of shares of Company common stock and an identical number of notes with a principal amount of $2.00 per note. Hawaiian has the right under the merger agreement to offer to pay before the merger up to approximately $1.0 million to specified holders of Hawaiian options in exchange for the retirement of their options.

    Each employee of Hawaiian eligible to receive shares of Hawaiian common stock not yet issued at the time of the merger under Hawaiian's Pilot 401(k) Plan and Stock Allocation Agreement, dated May 2001, will become eligible over the time period specified in the plan to receive an identical number of shares of Company common stock and an identical number of notes with a principal amount of $2.00 per note. As of Janaury 31, 2002, there were approximately 1,166,470 shares eligible for issuance under the plan.

    Each outstanding Aloha stock option will be cancelled upon completion of the merger. If the fair market value of an Aloha stock option exceeds its exercise price, then the option holder will receive a cash payment equal to the amount of this excess. The fair market value per share of Aloha common stock will be determined for this purpose by multiplying:

    - the number of shares of Company common stock into which each share of Aloha common stock will convert in the merger, by

    - the average closing trading price per share of Hawaiian common stock during the 30 calendar days before the completion of the merger.

                      HAWAIIAN AND ALOHA SPECIAL MEETINGS
                             (SEE PAGES 50 AND 53)

    The special meetings of the Hawaiian and Aloha shareholders will be held on
  - , 2002. The record date for determining Hawaiian and Aloha shareholders entitled to receive notice of and to vote at these meetings is the close of business on February 8, 2002. On that date, there were 34,150,809 outstanding shares of Hawaiian common stock and 7 outstanding shares of Hawaiian special preferred stock and 7,370,166 outstanding shares of Aloha common stock and 5,308 outstanding shares of Aloha Series B preferred stock. On the record date, directors and executive officers of Hawaiian and their affiliates owned approximately 53.5% of the outstanding shares of Hawaiian stock, and directors and executive officers of Aloha and their affiliates owned shares of Aloha stock representing approximately 96.4% of the voting power of shares entitled to vote at the Aloha special meeting.

    The approval of the merger proposal by Hawaiian will require the affirmative vote of:

    - 75% of the outstanding shares of Hawaiian common and special preferred stock voting as a single class;
    - a majority of the outstanding shares of Hawaiian special preferred stock represented at the meeting; and

    - a majority of the outstanding shares of Hawaiian common stock and special preferred stock that constitute "qualified shares" under Hawaii law. Hawaiian expects that about [46.6]% of the shares of Hawaiian common and special preferred stock will constitute qualified shares. The shares that do not constitute qualified shares are primarily those held or controlled by specified directors, including the shares held by AIP.

    The approval of the merger proposal by Aloha will require the affirmative vote of 75% of the votes attaching to the outstanding Aloha common stock and Series B preferred stock voting together as a single class.

    The approval of the 2002 Stock Incentive Plan of the Company will require the affirmative vote of:

    - a majority of the votes cast on the proposal by the holders of shares of Hawaiian common and special preferred stock, voting as a single class; and

    - a majority of the votes cast on the proposal by the holders of shares of Aloha common stock and Series B preferred stock, voting as a single class.

                               VOTING AGREEMENTS
                            (SEE PAGES 111 AND 112)

    Specified principal shareholders of Aloha, which own approximately 82.6% of the votes attaching to the outstanding Aloha common stock and Series B preferred stock, and AIP, which owns approximately 53.2% of the outstanding Hawaiian common stock and a majority of the outstanding Hawaiian special preferred stock, have agreed to vote their shares in favor of the merger proposal and the proposal relating to the 2002 Stock Incentive Plan. In addition, AIP and these Aloha principal shareholders have agreed not to support any competing transaction until the 30th day after the termination of the merger agreement.

                           MARKETS AND MARKET PRICES
                                 (SEE PAGE 191)

    Neither the Company's nor Aloha's common stock is currently traded on any stock exchange. Hawaiian common stock is traded under the symbol "HA" on the American Stock Exchange and the Pacific Exchange. On December 18, 2002, the last trading day before the public announcement of the proposed merger, the closing
price per share of Hawaiian common stock was $2.50. On   -  , 2002, the most
recent trading day for which prices were available prior to the printing of this joint proxy statement/ prospectus, the closing price per share of Hawaiian common stock was $ - . You will find additional historical share price information for Hawaiian under "Market Price and Dividend Information."

   INTERESTS OF DIRECTORS AND MANAGEMENT OF HAWAIIAN AND ALOHA IN THE MERGER
                             (SEE PAGES 74 AND 78)

    You should be aware of conflicts of interest of, and of the benefits available to, directors and executive officers of Hawaiian and Aloha in connection with the merger. They have interests in the merger and will receive benefits that are not shared by the other shareholders of Hawaiian and Aloha. The boards of directors of Hawaiian and Aloha were aware of these conflicts of interest when they approved the merger agreement. These conflicts relate to a number of rights that arise in connection with the merger and the related transactions and are subject to the occurrence of the merger, including:

    - the right of AIP LLC, a controlled affiliate of John W. Adams, Hawaiian's chairman, to receive, in the AIP merger, a $10 million cash payment from the Company in addition to 18,181,818 shares of Company common stock and notes with an aggregate principal amount of $36,363,636;

    - the right of Mr. Adams and Smith Management, an affiliate of Mr. Adams, to receive an aggregate of $5 million in cash, one million shares of Company common stock and notes with a principal amount of $2 million as a fee for advisory services rendered to Hawaiian;

    - the right of AIP to appoint three members to the initial 11-person board of directors of the Company upon completion of the merger and the right of AIP LLC to continue to control who occupies one or more of these board seats and exercise other governance rights following the merger;

    - the right of the principal shareholders of Aloha, including affiliates of specified directors of Aloha, to appoint three members to the initial 11-person board of directors of the Company upon completion of the merger and to continue to control who occupies one or more of these board seats and exercise other governance rights following the merger;

    - the right of three labor unions representing employees of Hawaiian, which currently each have a representative on the board of Hawaiian, to each appoint a member to the initial 11-person board of directors of the Company upon completion of the merger and to continue to control who occupies the board seat following the merger;

    - the right of AIP LLC, Smith Management and the principal shareholders of Aloha, including affiliates of specified directors of Aloha, to have their shares of Company common stock and notes registered for resale at the expense of the Company;

    - the right of Hawaiian under the merger agreement to offer to pay before the merger up to $531,795 in the aggregate to members of its board of directors (of which $366,875 is allocable to Mr. Adams) in exchange for the retirement of their outstanding options to purchase Hawaiian common stock;

    - the right of Hawaiian under the merger agreement to make supplemental payments and grant benefits before the merger with a value of up to $800,000 to its executive officers and other employees;

    - the right of specified executive officers and other employees of Hawaiian to receive up to approximately $1.5 million from the Company in the aggregate, in addition to whatever severance amounts the Company is required to pay, in the event the Company terminates them after the completion of the merger and they did not exercise their Hawaiian options prior to the completion of the merger;

    - the right of Hawaiian under the merger agreement to offer to pay Paul J. Casey, the vice chairman of the board of directors and chief executive officer of Hawaiian, approximately $1.7 million in consideration for the cancellation of his outstanding Hawaiian options and his rights to severance payments and for a non-competition undertaking;

    - the rights of Glenn R. Zander, president and chief executive officer of Aloha, and Brenda F. Cutwright, executive vice president and chief financial officer of Aloha, to receive approximately $4.9 million in the aggregate in consideration for the cancellation of their rights to severance payments under their respective employment agreements, the cancellation of their outstanding options to purchase Aloha common stock and, in the case of Mr. Zander, a non-competition undertaking;

    - the right of affiliates of specified directors of Aloha to the release of their personal guarantees of up to $10 million in the aggregate of Aloha's outstanding debt;

    - the right under the merger agreement of each member of the initial board of directors of the Company following the completion of the merger and each member of the current boards of directors of Hawaiian and Aloha, as well as each of their spouses, to receive specified flight benefits from the Company, including a universal air travel plan card;

    - the rights of directors and officers of Hawaiian and Aloha to directors' and officers' insurance coverage and to indemnification with respect to acts and omissions in their capacities as directors and officers of Hawaiian and Aloha;

    - the right of specified current or former officers of Hawaiian, including Mr. Casey, to have their Hawaiian options repriced if the merger is determined to be a change in control of ownership of Hawaiian, which repricing would decrease the exercise price of these options by $845,700 in the aggregate;

    - the purchase by Hawaiian from affiliates of specified directors of Aloha of outstanding shares of Aloha Series C preferred stock for their stated amount of $5 million; and

    - the right of Hawaiian option holders to accelerated vesting of all outstanding unvested options to purchase Hawaiian common stock in accordance with their terms.

    In addition, the following current directors and officers of Aloha and Hawaiian will serve on the board of directors of the Company:

    - Han H. Ching, the chairman of the Aloha board of directors, who will serve as vice chairman of the board of directors of the Company;

    - Eldon M.T. Ching, a director of Aloha;

    - Richard K.M. Ing, a director of Aloha;

    - John W. Adams, the chairman of the Hawaiian board of directors;

    - Todd G. Cole, a director of Hawaiian;

    - Joseph P. Hoar, a director of Hawaiian;

    - Reno F. Morella, a director of Hawaiian and a designee of the Air Line Pilots Association, International;

    - Samson Poomaihealani, a director of Hawaiian and a designee of the International Association of Machinists and Aerospace Workers; and

    - Sharon L. Soper, a director of Hawaiian and a designee of the Association of Flight Attendants.

    Messrs. Cole and Hoar, two of the three members of the special committee of Hawaiian's board of directors, were designated by AIP to serve as members of the Company's board on January 24, 2002. The three members of the special committee of Hawaiian's board of directors have been paid an aggregate of approximately $137,250 in fees plus expense reimbursements in consideration for their service on the special committee, and will be due additional fees for further service between January 1, 2002 and the completion of the merger or the termination of the merger agreement.

                          ARRANGEMENTS BY THE COMPANY
                       WITH TURNWORKS AND GREG BRENNEMAN
                            (SEE PAGES 122 AND 168)

    Following the merger, the Company will have significant obligations to TurnWorks and Mr. Brenneman, the sole shareholder of TurnWorks and the initial chief executive officer and chairman of the board of the Company. These obligations will include:

    - payment to Mr. Brenneman of employee benefits and $400,000 per annum in salary; and

    - payment to TurnWorks of $1.6 million per year for management services, which will include financial advisory, executive recruitment, investment banking and management consulting services.

    Hawaiian and Aloha will pay TurnWorks $100,000 per month between December 19, 2001 and the completion of the merger. Upon the completion of the merger, the Company will pay TurnWorks an advisory fee in consideration of the significant time and effort devoted by TurnWorks to the merger. This advisory fee was originally intended to be $1 million less the sum of the $100,000 monthly payments since December 19, 2001. However, at the request of Mr. Brenneman, the Company agreed to set aside $250,000 of its corporate contributions for employees in need and reduce the advisory fee by that amount.

    In addition, TurnWorks will:

    - hold about 20% of the Company common stock, which will be subject to transfer restrictions and forfeiture under specified circumstances during the first two years following the merger;

    - appoint two members (including Mr. Brenneman) to the initial board of directors of the Company; and

    - continue to control who occupies one or both of these board seats and exercise other governance rights.

    TurnWorks will not be contributing cash or securities to the Company in connection with the merger, and the holdings of the Company after the merger will consist exclusively of the operations of Hawaiian and Aloha.

                            CONDITIONS TO THE MERGER
                                 (SEE PAGE 103)

    The merger will not be completed unless a number of conditions are satisfied or waived, including:

    - approval of the merger proposal by the requisite vote of Hawaiian and Aloha shareholders;

    - receipt of approval for listing on the AMEX and the PSE of the shares of Company common stock to be issued in the merger;

    - receipt of regulatory approvals and third party consents and the absence of legal restraints;

    - effectiveness of the registration statement, which includes this document, and the absence of any stop order;

    - execution and delivery of specified ancillary agreements for the benefit of AIP, the principal shareholders of Aloha and TurnWorks;

    - completion of specified transactions relating to AIP and its affiliates, the preferred stock of Aloha and specified officers of Aloha;

    - release of the personal guarantees by specified Aloha principal shareholders of indebtedness of Aloha to its lenders; and

    - issuance of opinions by attorneys for Hawaiian and Aloha as to the tax-free nature of the merger, except with respect to the receipt of the notes by Hawaiian shareholders.

    In addition, Hawaiian and Aloha each have the right to elect to prevent the completion of the merger if the Company would not have at least $80 million in cash and cash equivalents, including borrowings under lines of credit not guaranteed by the U.S. federal government, upon completion of the merger after the payment of transaction costs. At least $50 million of this $80 million must be cash that is not at the time being withheld as a reserve against credit card advances.

    TurnWorks has the right to elect to prevent the completion of the merger if the Company does not have, and there is not a high likelihood that the Company will have access to, at least $75 million in liquidity that neither Hawaiian nor Aloha had access to on December 19, 2001.

                              REGULATORY APPROVALS
                                 (SEE PAGE 83)

    The completion of the merger is subject to regulatory clearances and approvals by authorities consisting primarily of antitrust enforcement authorities from the U.S. Department of Justice and the Attorney General's Office of the State of Hawaii, the U.S. Department of Transportation, the Federal Aviation Administration and the Federal Communications Commission. Hawaiian and Aloha also have a number of permits from local and federal regulatory authorities, including those relating to noise restrictions and the sale of liquor, that may require approvals by the regulators if the permits are to remain in effect following the merger. In connection with the review of the transaction by antitrust enforcement authorities, the DOJ has issued compulsory process for further relevant information. The Office of the Hawaii Attorney General has made similar requests. We intend to comply fully with these and any similar requests in a timely manner. However, we may not be able to obtain the requisite regulatory clearances and approvals by April 18, 2002, the deadline that the merger agreement contemplates, or without accepting conditions that would be detrimental to the Company.

    The merger agreement provides that all parties must use their commercially reasonable efforts and cooperate fully to obtain all requisite clearances and approvals. However:

    - none of the parties is required to agree to conditions in connection with obtaining regulatory clearances and approvals if the conditions would have a material and adverse impact on the Company;

    - the prior consent of the Company is required before Aloha or Hawaiian is able to accept a limitation on its freedom of action or ability to retain any business as a condition to a clearance or approval; and

    - no party is required to contest an injunction against the merger, other than a temporary restraining order, issued in a proceeding initiated by a government authority.

                          PRIVATE THIRD PARTY CONSENTS
                                 (SEE PAGE 86)

    If we complete the merger without receiving the prior consents of specified creditors and insurers of, and numerous other non-governmental entities with material business relationships with, Hawaiian and Aloha, then these creditors, insurers and other entities may have the right to receive damage payments, accelerate obligations, terminate contracts and foreclose on collateral. Each party to the merger agreement has the unilateral right to prevent the completion of the merger if there would be a material adverse effect on the Company as a result of the failure to have received private third party consents. While we are using all commercially reasonable efforts to obtain these consents in a timely manner, it is possible that these creditors, insurers and other entities could delay, impede or increase the costs of the completion of the merger.

                      TERMINATION OF THE MERGER AGREEMENT
                                 (SEE PAGE 105)

    The merger agreement may be terminated, whether before or after receiving the shareholder approvals, without completing the merger, under the following circumstances:

    - by mutual agreement of the parties;

    - by any party, if the merger is not completed by April 18, 2002, except that this right to terminate is not available to any party whose failure to fulfill any obligation is the cause of, or resulted in, the failure to complete the merger by that date;

    - by any party, if a law or court order prohibiting the merger becomes final and cannot be appealed;

    - by any party, if the merger agreement is not approved at the special meetings, except that this right is not available to Aloha or Hawaiian if it has not complied with its obligations under the merger agreement relating to shareholder approvals;

    - by any party, if any other party breaches its representations, warranties or covenants under the merger agreement in any material respect and is unable to cure the breach within 30 days;

    - by Hawaiian or the Company, if Aloha's board of directors withdraws or adversely modifies its recommendation that the Aloha shareholders approve the merger agreement, recommends another acquisition proposal or fails to recommend against a tender offer for 10% or more of the outstanding shares of Aloha stock;

    - by Aloha or the Company, if Hawaiian's board of directors withdraws or adversely modifies its recommendation that the Hawaiian shareholders approve the merger agreement, recommends another acquisition proposal or fails to recommend against a tender offer for 10% or more of the outstanding shares of Hawaiian stock; or
    - by Hawaiian, if the Hawaiian board of directors, at any time before the approval of the merger agreement at the special meeting, elects to terminate the merger agreement in order to recommend a merger or similar transaction that is a superior proposal, so long as, among other conditions:

        - Hawaiian has notified Aloha and the Company in writing that it intends to approve or recommend a superior proposal;

        - after taking into account any modifications to the transactions contemplated by the merger agreement that have been proposed, the board of directors of Hawaiian has determined that the third-party proposal is and continues to be a superior proposal; and

        - Hawaiian pays Aloha and the Company a termination fee described below on the termination date.

    The merger agreement describes a superior proposal as any bona fide acquisition proposal made by a third party that, among other criteria:

    - was not solicited in violation of the merger agreement;

    - was considered by the board of directors of Hawaiian in accordance with the procedures established in the merger agreement; and

    - the board of directors of Hawaiian determines to be more favorable to the Hawaiian shareholders than the transactions contemplated by the merger agreement.

                                TERMINATION FEE
                                 (SEE PAGE 106)

    Hawaiian or Aloha could be required to pay the other and TurnWorks a termination fee of up to $4 million in the aggregate if the merger agreement is terminated under specified circumstances.

         OWNERSHIP OF COMPANY CAPITAL STOCK BEFORE AND AFTER THE MERGER

    A summary of the ownership of the capital stock of the Company, Aloha and Hawaiian before and after the merger, in each case in terms of the number of shares held, is set forth below:

                                                                               AFTER THE MERGER
                                                 ----------------------------------------------------------------------------
                                                    SHARES OF COMPANY
                                                 COMMON STOCK (ASSUMING          SHARES OF COMPANY
                                                 NONE OF THE OUTSTANDING    COMMON STOCK (ASSUMING ALL
                                                   OPTIONS TO PURCHASE      OF THE OUTSTANDING OPTIONS
                                                   3,018,000 SHARES OF         TO PURCHASE 3,018,000           SHARES OF
                                                  HAWAIIAN COMMON STOCK      SHARES OF HAWAIIAN COMMON      COMPANY SPECIAL
                       BEFORE THE MERGER(1)(2)     IS EXERCISED)(2)(3)     STOCK ARE EXERCISED)(2)(4)(5)   PREFERRED STOCK(6)
                       -----------------------   -----------------------   -----------------------------   ------------------
TurnWorks                    13,968,184                   13,968,184                    14,282,559                  2
                          shares of Company
                            common stock

Aloha shareholders          8,451,670(7)                  19,555,458(8)                 19,995,583(8)               3(8)
                           shares of Aloha
                            common stock

Hawaiian shareholders        15,938,166                   15,938,166                    18,706,166                  0
other than AIP and       shares of Hawaiian
its affiliates              common stock

AIP and affiliates(9)       18,212,643(9)                 19,212,647(9)                 19,462,647(9)               3
                         shares of Hawaiian
                            common stock
                                  4
                         shares of Hawaiian
                       special preferred stock

Air Line Pilots                   1                                1                             1                  1
Association,              share of Hawaiian
International          special preferred stock

Association of Flight             1                                1                             1                  1
Attendants                share of Hawaiian
                       special preferred stock

International                     1                                1                             1                  1
Association of            share of Hawaiian
Machinists and         special preferred stock
Aerospace Workers
                                                       -------------             -----------------                 --
Total                            --                       68,674,458                    72,446,958                 11

------------------------

See additional notes below the chart that follows.

    A summary of the ownership of the capital stock of the Company, Aloha and Hawaiian before and after the merger, in each case in terms of the percentages of shares outstanding, is set forth below:

                                                                         AFTER THE MERGER
                                                 -----------------------------------------------------------------
                                                   PERCENTAGE OF THE        PERCENTAGE OF THE
                                                 OUTSTANDING SHARES OF    OUTSTANDING SHARES OF
                                                  COMPANY COMMON STOCK     COMPANY COMMON STOCK     PERCENTAGE OF
                                                 (ASSUMING NONE OF THE     (ASSUMING ALL OF THE    THE OUTSTANDING
                                                 OUTSTANDING OPTIONS TO   OUTSTANDING OPTIONS TO      SHARES OF
                                                   PURCHASE 3,018,000       PURCHASE 3,018,000         COMPANY
                                                   SHARES OF HAWAIIAN       SHARES OF HAWAIIAN         SPECIAL
                                                    COMMON STOCK IS          COMMON STOCK ARE         PREFERRED
                       BEFORE THE MERGER(1)(2)      EXERCISED)(2)(3)       EXERCISED)(2)(4)(5)        STOCK(6)
                       -----------------------   ----------------------   ----------------------   ---------------
TurnWorks                       100%                      20.34%                   19.71%                18.18%
                         of the outstanding
                             shares of
                        Company common stock

Aloha shareholders            100%(7)                     28.48%(8)                27.60%(8)             27.27%(8)
                         of the outstanding
                             shares of
                         Aloha common stock

Hawaiian shareholders          46.67%                     23.21%                   25.82%                 0.00%
other than AIP and       of the outstanding
its affiliates               shares of
                       Hawaiian common stock

AIP and affiliates(9)        53.33%(9)                    27.98%(9)                26.86%(9)             27.27%
                         of the outstanding
                         shares of Hawaiian
                            common stock

                               57.14%
                         of the outstanding
                         shares of Hawaiian
                       special preferred stock

Air Line Pilots                14.29%                      0.00%                    0.00 %                9.09%
Association,             of the outstanding
International            shares of Hawaiian
                       special preferred stock

Association of Flight          14.29%                      0.00%                    0.00 %                9.09%
Attendants               of the outstanding
                         shares of Hawaiian
                       special preferred stock

International                  14.29%                      0.00%                    0.00 %                9.09%
Association of           of the outstanding
Machinists and           shares of Hawaiian
Aerospace Workers      special preferred stock
                                                        -------                  -------               -------
Total                            --                         100%                     100%                  100%

--------------------------
(1) The share numbers and percentages set forth under the heading "Before the Merger" are as of January 31, 2002 and do not include any shares underlying outstanding options or any rights of specified pilots of Hawaiian to receive additional shares.

(2) As of January 31, 2002, there were outstanding options to acquire 3,018,000 shares of Hawaiian common stock, of which options to acquire 250,000 shares were held by John W. Adams, chairman of the board of Hawaiian and an affiliate of AIP. The weighted average exercise price per share for these options to purchase 3,018,000 shares is approximately $2.97 (assuming no repricing of the options), and the weighted average exercise price per share for Mr. Adams' options to purchase 250,000 shares is approximately $2.53. All of these options to acquire 3,018,000 shares of Hawaiian common stock will expire upon the completion of the merger, except for options to acquire 50,000 shares, as explained above under "Treatment of Options and Other Rights."

    Hawaiian has undertaken to issue up to 1,166,470 shares of its common stock to specified pilots on a quarterly basis through the fourth quarter of 2002. The rights of the pilots to receive these shares will convert in the merger into the right to receive an identical number of shares of Company common stock and an identical number of notes with a principal amount of $2.00 per note.

    As of January 31, 2002, there were outstanding options to acquire 483,000 shares of Aloha common stock. The weighted average exercise price per share for these options is approximately $4.21. All of these options will terminate upon the completion of the Aloha merger, as explained above under "Treatment of Options and Other Rights."

    As explained under "Risk Factors--Risks Related to the Company," the Company may incur obligations to issue additional equity securities to lenders in connection with the satisfaction of the conditions to the completion of the merger relating to minimum liquidity requirements.

(3) The share numbers in this column are based on the assumption that none of the outstanding options to acquire 3,018,000 shares of Hawaiian common stock is exercised before they terminate in connection with the merger.

(4) The share numbers in this column are based on the assumption that all of the outstanding options to acquire 3,018,000 shares of Hawaiian common stock will be exercised before the merger.

(5) The merger agreement provides that, if the aggregate number of shares of Hawaiian common stock issued between the date of the merger agreement and the completion of the merger pursuant to the exercise of options to acquire shares of Hawaiian common stock outstanding on the date of the merger agreement exceeds 250,000, then the Company will issue one additional share of Company common stock for every four shares of Hawaiian common stock issued upon the exercise of such options. These additional shares will be allocated to Aloha shareholders and TurnWorks so that Aloha shareholders receive 58.34% of these additional shares through an adjustment to the exchange ratio for shares of Aloha common stock and TurnWorks receives 41.66% of these additional shares through a new issuance of shares immediately following the merger. As of January 31, 2002, none of these options had been exercised.

(6) The shares of Company special preferred stock will be issued pursuant to a stockholders agreement among the Company, AIP LLC, TurnWorks and the voting trust for the benefit of the principal shareholders of Aloha, which is described below in note (8), as well as pursuant to the provisions of collective bargaining agreements with the unions. Each share of Company special preferred stock will entitle the holder (or an affiliated transferee) to nominate one member of the Company's board of directors, as explained under "Description of the Capital Stock of Company."

(7) This number aggregates Aloha Class A common stock and Aloha Class B common stock, which are treated the same in the merger, and gives effect to the conversion of the 5,308 shares of Aloha Series B preferred stock outstanding as of January 31, 2002 into 1,081,505 shares of Aloha Class A common stock immediately prior to the merger pursuant to Aloha's articles of incorporation. This number also gives effect to the sale to Hawaiian of all of the outstanding Aloha Series C preferred stock immediately prior to the merger and the cancellation of this stock in the merger.

(8) A voting trust, the beneficiaries of which are members of the Ching and Ing families and trusts and other entities affiliated with these individuals, will hold 96.9% of the shares of Company common stock to be issued to Aloha shareholders and all of the shares of Company special preferred stock to be issued to Aloha shareholders.

(9) AIP is controlled by John W. Adams, the current chairman of the Hawaiian board of directors and a designee to the Company board of directors. AIP currently holds 18,181,818 shares of Hawaiian common stock, and Mr. Adams currently owns 30,825 shares of Hawaiian common stock and options to purchase 250,000 shares of Hawaiian common stock. AIP will transfer its four shares of Hawaiian special preferred stock to Mr. Adams before the merger. Immediately prior to the merger, the 18,181,818 shares of Hawaiian common stock held by AIP will convert in the AIP merger, a related transaction involving the two partners of AIP, into $10 million, an identical number of shares of Company common stock and an identical number of notes with a principal amount of $2.00 per note. The shares of Company common stock and notes issued in the AIP merger will be held by AIP LLC, the sole shareholder of both of the partners of AIP and a controlled affiliate of Mr. Adams. Separately, pursuant to an advisory services agreement, dated as of December 19, 2001, among Hawaiian, Smith Management and Mr. Adams, who is an affiliate of Smith Management, the Company will, in addition to transferring other consideration in the form of notes and cash, issue one million shares of Company common stock to Smith Management or its designee upon completion of the merger.

                    OWNERSHIP OF THE NOTES AFTER THE MERGER

    A summary of the ownership of the notes after the merger is set forth below:

                                                            AFTER THE MERGER(1)
                            -----------------------------------------------------------------------------------
                            PRINCIPAL AMOUNT OF NOTES (ASSUMING NONE    PRINCIPAL AMOUNT OF NOTES (ASSUMING ALL
                             OF THE OUTSTANDING OPTIONS TO PURCHASE     OF THE OUTSTANDING OPTIONS TO PURCHASE
                            3,018,000 SHARES OF HAWAIIAN COMMON STOCK     3,018,000 SHARES OF HAWAIIAN COMMON
                                          IS EXERCISED)                           STOCK IS EXERCISED)
                            -----------------------------------------   ---------------------------------------
Hawaiian shareholders
other than AIP and its
affiliates                                  $31,876,332                               $37,412,332

AIP and affiliates                           38,425,294                                38,925,294

Air Line Pilots
Association, International                            2                                         2

Association of Flight
Attendants                                            2                                         2

International Association
of Machinists and
Aerospace Workers                                     2                                         2
                                            -----------                               -----------

Total                                       $70,301,632                               $76,337,632

------------------------

(1) See note (2) to the preceding chart regarding the obligation of the Company to issue notes to pilots of Hawaiian, which obligation is not reflected in this chart.

                            SELECTED FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF HAWAIIAN

    The selected financial data as at and for each of the five fiscal years in the period ended December 31, 2000 have been derived from the audited financial statements of Hawaiian. The report of Ernst & Young, LLP, independent certified public accountants, on the financial statements as of December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, and the report of KPMG LLP, independent certified public accountants, on the financial statements for the year ended December 31, 1998, are included in the audited financial statements of Hawaiian contained in this joint proxy statement/prospectus. The following selected financial data as at and for the nine months ended September 30, 2001 and 2000 have been derived from Hawaiian's unaudited interim financial statements and contain all normal, recurring adjustments necessary for fair presentation, and are not necessarily indicative of the results for the entire year. You should read the selected audited and unaudited financial data in conjunction with the audited and unaudited financial statements and related notes for Hawaiian included in this joint proxy statement/prospectus.

                                                                                                   AS AT AND FOR THE
                                                                                                   NINE MONTHS ENDED
                                                AS AT AND FOR THE YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             1996       1997       1998       1999       2000       2000       2001
                                           --------   --------   --------   --------   --------   --------   --------
                                                (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE FIGURES)
SUMMARY OF OPERATIONS:
Operating revenues.......................  $384,473   $404,216   $426,415   $488,877   $607,220   $460,490   $470,508
Operating expenses.......................   382,446    401,714    409,010    529,414    621,022    456,419    453,738
                                           --------   --------   --------   --------   --------   --------   --------
Operating income (loss)..................     2,027      2,502     17,405    (40,537)   (13,802)     4,071     16,770
Interest expense, net....................    (2,432)      (394)      (403)    (1,071)     1,257        784      1,467
Gain (loss) on disposition of
  equipment..............................      (729)      (140)      (831)    (1,013)       (85)      (196)       (31)
Other, net...............................      (297)      (820)      (163)     2,708        305        430      9,479
                                           --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes,
  extraordinary items and cumulative
  effect of change in accounting
  principle..............................    (1,431)     1,148     16,008    (39,913)   (12,325)     5,089     27,685
Income taxes.............................      (868)    (1,720)    (7,803)    11,418     (6,290)    (3,290)   (12,457)
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss) before extraordinary
  items and cumulative effect of change
  in accounting principle................    (2,299)      (572)     8,205    (28,495)   (18,615)     1,799     15,228
Extraordinary items, net
  of income taxes........................       766         --         --         --         --         --         --
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss) before cumulative
  effect of change in accounting
  principle..............................    (1,533)      (572)     8,205    (28,495)   (18,615)     1,799     15,228
Cumulative effect of change in accounting
  principle, net of income taxes.........        --       (450)        --       (772)        --         --         --
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss)........................  $ (1,533)  $ (1,022)  $  8,205   $(29,267)  $(18,615)  $  1,799   $ 15,228
                                           ========   ========   ========   ========   ========   ========   ========

NET INCOME (LOSS) PER COMMON STOCK SHARE:
Basic
Before extraordinary items and cumulative
  effect of change in accounting
  principle..............................  $  (0.08)  $  (0.02)  $   0.20   $  (0.70)  $  (0.48)  $   0.05   $   0.45
Extraordinary items, net.................      0.03         --         --         --         --         --         --
Cumulative effect of change in accounting
  principle, net.........................        --      (0.01)        --      (0.02)        --         --         --
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss) per Common Stock
  share..................................  $  (0.05)  $  (0.03)  $   0.20   $  (0.72)  $  (0.48)  $   0.05   $   0.45
                                           ========   ========   ========   ========   ========   ========   ========
Diluted
Before extraordinary items and cumulative
  effect of change in accounting
  principle..............................     (0.08)     (0.02)      0.19      (0.70)     (0.48)      0.04       0.44
Extraordinary items, net.................      0.03         --         --         --         --         --         --
Cumulative effect of change in accounting
  principle, net.........................        --      (0.01)        --      (0.02)        --         --         --
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss) per Common Stock
  share..................................  $  (0.05)  $  (0.03)  $   0.19   $  (0.72)  $  (0.48)  $   0.04   $   0.44
                                           ========   ========   ========   ========   ========   ========   ========

                                                                                                   AS AT AND FOR THE
                                                                                                   NINE MONTHS ENDED
                                                AS AT AND FOR THE YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             1996       1997       1998       1999       2000       2000       2001
                                           --------   --------   --------   --------   --------   --------   --------
                                                (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE FIGURES)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic (000)..............................    29,032 (1)   40,361 (1)   40,921 (1)   40,997   38,537   39,760   33,734
Diluted (000)............................    29,032 (1)   40,361 (1)   42,205 (1)   40,997   39,038   40,504   34,407
Shareholders' Equity Per Share (Without
  Dilution)..............................  $   2.11   $   2.12   $   2.22   $   1.61   $   0.54   $   1.32   $   0.94
Shares Outstanding at End of Period
  (000)..................................    39,262 (1)   40,889 (1)   40,997 (1)   40,997   33,708   35,592   33,891

BALANCE SHEET ITEMS:
Total assets.............................  $196,289   $200,824   $221,911   $241,937   $256,968   $276,114   $302,579
Property and equipment, net..............    45,794     66,243     84,922     65,272     83,743     93,060     53,571
Long-term debt, excluding current
  portion................................     6,353      3,991     14,454     23,858     10,763     33,596     10,425
Capital lease obligations, excluding
  current portion........................     7,387     10,580      5,966      2,790      2,067      2,232      2,289
Shareholders' equity.....................    82,873     86,873     90,887     66,126     18,259     52,545     31,733

------------------------------
(1) Includes shares reserved for issuance under the Consolidated Plan of Reorganization, dated September 21, 1993, as amended.

RATIO OF EARNINGS TO FIXED CHARGES OF HAWAIIAN

    The following table shows the ratios of earnings to fixed charges for Hawaiian for the periods indicated.

                                                                                                         NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                               ----------------------------------------------------   -----------------------
                                                 1996       1997       1998       1999       2000        2000         2001
                                               --------   --------   --------   --------   --------   ----------   ----------
Ratio of earnings to fixed charges...........      --       1.10       2.39         --         --        1.51         3.12

    In calculating the ratio of earnings to fixed charges, earnings is the sum of earnings before income taxes plus fixed charges. Fixed charges is the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

    For the 12 months ended December 31, 2000, 1999 and 1996, Hawaiian had a deficiency of earnings to fixed charges. Additional earnings of $12.3 million, $39.9 million and $1.4 million would have been necessary for the 12 months ended December 30, 2000, 1999 and 1996, respectively, to provide a one-to-one coverage ratio.

RECENT DEVELOPMENTS OF HAWAIIAN

    As a result of the September 11, 2001 terrorist attacks and the impact on reduced travel demand, during the quarter ended December 31, 2001, Hawaiian reduced its total capacity by approximately 17.0% and its interisland capacity by approximately 25.0%, in each case as measured by available seat miles and compared to the quarter ended December 31, 2000. The total number of passengers carried by Hawaiian during the quarter ended December 31, 2001 declined by approximately 12.0%, as compared to the quarter ended December 31, 2000. For the same quarterly year-over-year period the number of interisland passengers declined by approximately 13%. As a result of the reduced level of operations, Hawaiian furloughed approximately 12.0% of its total workforce during the quarter ended December 30, 2001.

    In addition to the reductions in its operations described above, Hawaiian has incurred significant additional expenses since September 11, 2001. During the quarter ended December 31, 2001, Hawaiian has experienced increased security screening costs that it expects to continue incurring for an indefinite period of time, and the annual costs of its aviation insurance program, commencing with the fourth quarter of 2001, have increased by approximately $9.0 million, or 240.0%. However, as a result of lower fuel prices in the quarter ended
December 31, 2001, and reduced fuel consumption resulting from the significant reduction in capacity and the introduction of more fuel efficient new aircraft, Hawaiian expects that its fuel expenses for the quarter ended December 31, 2001 will decrease by approximately $15 million, or 35%, compared to the same period in 2000.

    Excluding approximately $22 million of federal financial assistance recorded during the fourth quarter of 2001, Hawaiian estimates that it experienced operating losses of between $12.0 and $17.0 million during the quarter ended December 31, 2001, as compared to operating losses of $17.9 million during the quarter ended December 31, 2000. During the quarter ended December 31, 2000, Hawaiian recorded restructuring charges of $2.1 million and a loss on assets held for sale of $7.6 million; excluding these one-time charges, the operating loss for the fourth quarter ended 2000 would have been $8.2 million. Hawaiian's total and interisland load factors during the quarter ended December 31, 2001 were approximately 79.5% and 64.7%, respectively, compared to break-even total and interisland load factors for such period of approximately 88% and 76%, respectively.

    In addition, after adjusting for federal financial assistance and deferred federal transportation taxes, Hawaiian did not generate positive cash flow during the quarter ended December 31, 2001. Although its current average daily cash flow from operations has improved to some extent since September 11, 2001, its negative daily cash flow from operations, excluding the impact of federal financial assistance and deferred federal transportation taxes, was between $75,000 and $100,000 during the quarter ended December 31, 2001. Hawaiian's unrestricted cash balance at December 31, 2001 was approximately $103 million, including approximately $25.0 million in federal financial assistance received from September 2001 through December 2001 and taking into account the fact that approximately $10.0 million of federal transportation taxes were deferred with the consent of the federal government. Hawaiian also had restricted cash of approximately $26.0 million at December 31, 2001, which represented an escrow deposit held by a credit card processor. At December 31, 2000, Hawaiian had unrestricted cash of $67.8 million and no amounts held in escrow as restricted cash. On January 10, 2002, Hawaiian received a notice of acceleration from one of its lenders with respect to a loan in the amount of approximately
$2.3 million. The lender claims that a default exists under the loan because of a late payment made by Hawaiian two days after the applicable cure period. The loan is secured by a DC-9 aircraft that has been retired from service. Hawaiian is exploring its options with respect to the alleged default. In addition to making the late payment of $70,000, Hawaiian has continued, and intends to continue, to make its monthly payments of $70,000 under the loan. The acceleration of the loan resulted in a cross default under Hawaiian's CIT Group/Business Credit Inc. credit facility. Hawaiian has notified CIT of the cross default and expects that this default will be waived. In addition, based on preliminary financial statements for the year ended December 31, 2001, Hawaiian would not be in compliance with a specified financial covenant in the CIT credit facility. Hawaiian is currently negotiating a waiver of this financial covenant, and expects to receive this waiver before the financial statements are finalized. However, there can be no assurance that these waivers will be obtained. Aggregate loans and letters of credit outstanding as of December 31, 2001 under the CIT credit facility were $2.5 million and $1.0 million, respectively. If Hawaiian does not resolve the alleged default or obtain the waivers from CIT, there could be an adverse effect on Hawaiian's liquidity.

    During the quarter ended December 31, 2001, Hawaiian took delivery of three new Boeing 717-200 aircraft, completing the delivery in 2001 of a fleet of 13 Boeing 717-200 aircraft, which are utilized exclusively on Hawaiian's interisland routes. This fleet of new aircraft replaced a fleet of 15 aged DC-9-50 aircraft which were previously utilized on the interisland routes and which have now been retired from service.

    Also during the fourth quarter of 2001, Hawaiian took delivery of three new Boeing 767-300ER aircraft that have been introduced in Hawaiian's transpacific routes, replacing three aged DC-10 aircraft that have been returned to lessors. Subject to the fleet rationalization plan of the Company after the merger, Hawaiian expects to expand its fleet of Boeing 767-300ER aircraft through mid-2003 to a total of 16 aircraft, which would replace its entire DC-10 fleet on its transpacific and south pacific routes. For additional information, please refer to "Business of Hawaiian--Aircraft."

    The trends evidenced during the quarter ended December 31, 2001 may continue to affect Hawaiian to an extent that cannot yet be fully measured. However, Hawaiian anticipates that it may have operating losses during the current quarter and does not expect to meet its break-even total and interisland load factors during the current quarter.

    As discussed in more detail under "Industry Overview--Extraordinary Events," Hawaiian is unable to estimate the full impact on it of the terrorist attacks of September 11, 2001. Hawaiian is also unable to predict the full effect of subsequent events that may adversely affect the entire airline industry, including related vendors and suppliers, and which may result in increased costs caused by several factors, including additional security requirements and increased government oversight. Total airline industry traffic and operational efficiencies have been severely impacted by the events of September 11, 2001, and it is not possible to project the length of time and the future economic impact on the industry of recovering from these events and the extent to which Hawaiian will follow the industry pattern.

SELECTED HISTORICAL FINANCIAL DATA OF ALOHA

    The selected consolidated financial data as at and for each of the five fiscal years in the period ended December 31, 2000 have been derived from the audited consolidated financial statements of Aloha. The financial statements as of December 31, 2000, 1999 and 1998, and for each of the three years in the period ended December 31, 2000, are included in the audited consolidated financial statements of Aloha contained in this joint proxy statement/prospectus. The following selected consolidated financial data as at and for the nine months ended September 30, 2001 and 2000 have been derived from Aloha's unaudited interim consolidated financial statements and contain all normal, recurring adjustments necessary for fair statement, and are not necessarily indicative of the results for the entire year. You should read the selected consolidated financial data in conjunction with the audited and unaudited consolidated financial statements and related notes for Aloha included in this joint proxy statement/prospectus.

                                                                                                       AS AT AND
                                                                                                     FOR THE NINE
                                                                                                     MONTHS ENDED
                                                AS AT AND FOR THE YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             1996       1997       1998       1999       2000       2000       2001
                                           --------   --------   --------   --------   --------   --------   --------
                                                (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE FIGURES)
SUMMARY OF OPERATIONS:
STATEMENT OF OPERATIONS DATA:
Operating revenue........................  $257,638   $254,448   $257,903   $260,025   $315,541   $236,076   $261,782
Operating income (loss)..................     7,293      3,707      9,294       (747)    (5,569)    (1,718)    (5,164)
Net income (loss)........................     3,598      1,065      4,492     (1,447)    (6,671)    (3,640)    (5,611)
Earnings (loss) per share:
  Basic
    Income (loss) before accounting
      change.............................      0.89       0.05       0.73      (0.47)     (1.20)     (0.67)     (0.94)
    Net income (loss)....................      0.89       0.05       0.73      (0.47)     (1.35)     (0.84)     (0.94)
  Diluted
    Income (loss) before accounting
      change.............................      0.61       0.04       0.65      (0.47)     (1.20)     (0.67)     (0.94)
    Net income (loss)....................      0.61       0.04       0.65      (0.47)     (1.35)     (0.84)     (0.94)

OPERATING DATA:
Revenue passengers enplaned (000)........     5,419      4,763      5,617      5,509      5,541      4,255      3,892
Revenue passenger miles (000,000)........       727        750        743        731      1,009        756        975
Available seat miles (000,000)...........     1,133        964      1,162      1,113      1,500      1,116      1,408
Passenger load factor....................      64.2%      77.7%      64.0%      65.7%      67.2%      67.8%      69.2%
Breakeven load factor....................      58.5%      75.2%      61.2%      65.9%      68.7%      68.4%      70.9%
Average yield per revenue passenger
  enplaned...............................  $  37.75   $  43.71   $  37.95   $  38.50   $  46.97   $  46.06   $  55.35
Average yield per revenue passenger
  mile...................................  $  0.281   $  0.278   $  0.287   $  0.290   $  0.258   $  0.259   $  0.221
Passenger operations cost per available
  seat mile..............................  $  0.182   $  0.229   $  0.194   $  0.212   $  0.192   $  0.192   $  0.171
Freight pounds carried (000).............   135,381    133,212    124,522    130,378    140,436    101,710    104,886
Segments flown...........................   108,644    106,008    106,318    102,906     98,493     74,175     69,192
Average fuel cost per gallon.............  $   0.69   $   0.67   $   0.51   $   0.57   $   0.93   $   0.87   $   0.87

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic (000)..............................     3,069      3,814      4,944      4,944      5,702      5,139      7,370
Diluted (000)............................     5,895      4,580      6,872      4,944      5,702      5,139      7,370
Shareholders' Equity Per Share (Without
  Dilution)..............................  $  (2.29)  $   1.27   $   2.01   $   1.54   $   1.45   $   1.91   $   0.51
Shares Outstanding at End of Period
  (000)..................................     3,069      4,944      4,944      4,944      7,370      7,370      7,370

BALANCE SHEET ITEMS:
Total assets.............................  $139,304   $133,601   $135,961   $149,992   $184,603   $185,476   $197,433
Property and equipment, net..............    56,336     50,748     55,836     67,994     81,422     73,984     72,007
Long-term debt, excluding current
  portion................................    11,869      4,451      2,689      2,379     21,571     21,565      1,425
Capital lease obligations, excluding
  current portion........................        --         --         --        905      7,571      7,549      9,840
Mandatorily redeemable preferred stock...    15,753     16,615     17,447     18,339     18,592     18,248     24,930
Shareholders' equity.....................    (7,033)     6,285      9,915      7,606     10,682     14,057      3,748

RATIO OF EARNINGS TO FIXED CHARGES OF ALOHA

    The following table shows the ratios of earnings to fixed charges for Aloha and its consolidated subsidiaries for the periods indicated.

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                  YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                    ----------------------------------------------------   ----------------------
                                                      1996       1997       1998       1999       2000       2000          2001
                                                    --------   --------   --------   --------   --------   --------      --------
Ratio of earnings to fixed charges................    1.41       1.12       1.47         --         --         --            --

    In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

    For the 12 months ended December 31, 2000 and 1999 and for the nine months ended September 30, 2001 and 2000, Aloha had a deficiency of earnings to fixed charges. Additional earnings of $9.5 million and $2.2 million would have been necessary for the 12 months ended December 31, 2000 and 1999, respectively, and $5.6 million and $2.8 million would have been necessary for the nine months ended September 30, 2001 and 2000, respectively, to provide a one-to-one coverage ratio.

RECENT DEVELOPMENTS OF ALOHA

    As a result of the September 11, 2001 terrorist attacks and the impact on reduced travel demand, during the quarter ended December 31, 2001, Aloha Airlines reduced its interisland capacity by approximately 26% (approximately 11% of its total capacity) as measured by available seat miles and compared to its pre-September 11, 2001 schedule. The total number of interisland passengers carried by Aloha during the quarter ended December 31, 2001 declined by approximately 25% (approximately 19% of total passengers) compared to the quarter ended December 31, 2000. In addition, Aloha has furloughed approximately 8% of its total workforce since September 11, 2001.

    In addition to the reductions in its operations described above, Aloha has incurred significant additional expenses since September 11, 2001. During the quarter ended December 31, 2001, Aloha has experienced increased security screening costs that it expects to continue incurring for an indefinite period of time. Aloha also expects that, partly because of the events of September 11, 2001, the aggregate annual costs of its aviation insurance programs will increase from approximately $5.2 million during the year ended December 31, 2001 to approximately $12.5 million for the year ended December 31, 2002.

    These reductions in operations and increased expenses have had an adverse effect on Aloha's results of operations and its liquidity.

    Before giving effect to government subsidies of approximately $5 million, Aloha estimates that it experienced operating losses of approximately
$11.9 million during the quarter ended December 31, 2001, compared to operating losses of $3.9 million during the quarter ended December 31, 2000. Aloha Airlines' total and interisland load factors during the quarter ended
December 31, 2001 were approximately 68% and approximately 67%, compared to break-even total and interisland load factors for the period of approximately 83% and approximately 84%, respectively. IslandAir's load factor during the quarter ended December 31, 2001 was approximately 43%, compared to a break-even load factor of approximately 65%.

    In addition, Aloha has not generated positive cash flow from operating activities since September 11, 2001. Although its current average daily cash flow from operating activities has improved to some extent since September 11, 2001, Aloha believes that its negative daily cash flow from operating activities, excluding the impact of federal financial assistance and deferred federal transportation taxes, was between $109,000 and $170,000 during the quarter ended December 31, 2001. Aloha's cash balance at December 31, 2001 was approximately $17.7 million, including approximately $7.8 million in federal financial assistance received from September 2001 through December 2001 and approximately $7.3 million in deferred federal excise taxes, compared to its cash balance at December 31, 2000 of approximately $8 million.

    Aloha is not currently in compliance with specified financial covenants under its $20 million revolving credit facility and its $20 million loan agreement. Aloha is currently renegotiating these financial covenants, but there is no assurance that the negotiations will be successful. If renegotiation of the financial covenants is unsuccessful, Aloha's lenders could declare Aloha in default and seek to enforce their rights to accelerate repayment of the principal amounts under the revolving credit facility and the loan agreement. In this event, there can be no assurance that Aloha's assets would be sufficient to repay all of the principal amounts of its debt. In addition, any required acceleration of repayment could result in a material adverse effect on Aloha, including requiring it to dedicate a substantial portion of its cash from operations to the payment of the debt and making it more difficult for Aloha to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions. Following the events of September 11, 2001, Aloha also met with its lessors to restructure near-term rent payments for the purpose of preserving cash flow. Aloha negotiated amendments to its lease provisions, including deferring rent payments, amending security deposit provisions and amending casualty value provisions.

    The trends evidenced during the quarter ended December 31, 2001 have continued to affect Aloha to an extent that cannot yet be fully measured. However, Aloha expects to have operating losses during the first quarter of 2002 and does not expect to meet its break-even total and interisland load factors during the first quarter of 2002.

    As discussed in more detail under "Industry Overview--Extraordinary Events", Aloha is unable to estimate the full impact on it of the terrorist attacks of September 11, 2001. Aloha is also unable to predict the full effect of subsequent events that may adversely affect the entire airline industry, including related vendors and suppliers, and which may result in increased costs caused by several factors, including additional security requirements and increased government oversight. Total airline industry traffic and operational efficiencies have been severely impacted by the events of September 11, 2001, and it is not possible to project the length of time and the future economic impact on the industry of recovering from these events and the extent to which Aloha will follow the industry pattern.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The following selected unaudited pro forma combined financial data gives effect to the merger and specified transactions as if they had occurred at the dates and at the commencement of the periods indicated using the purchase method of accounting for business combinations.

    You should read the information presented below in conjunction with the financial statements and the notes to the financial statements for Hawaiian and Aloha that we have included in this joint proxy statement/prospectus. In addition, you should read the information presented below in conjunction with the unaudited pro forma combined financial statements and the notes to that information included in this joint proxy statement/prospectus.

    The pro forma information below, while helpful in illustrating the financial characteristics of the combination of Hawaiian and Aloha under one set of assumptions, does not attempt to predict or suggest future results. Moreover, the pro forma information below does not attempt to show what the financial condition or the results of operations of the combined company would have been if the merger had occurred at the dates indicated below or at the commencement of the periods indicated below. Upon completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma information due to a variety of factors, including changes in operating results between the dates of the pro forma information and the date the merger is consummated and thereafter, as well as factors discussed under "Risk Factors."

                                               AS AT AND FOR THE YEAR ENDED    AS AT AND FOR THE NINE MONTHS ENDED
                                                    DECEMBER 31, 2000                  SEPTEMBER 30, 2001
                                               ----------------------------    -----------------------------------
                                                 (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE FIGURES)
SUMMARY OF OPERATIONS:
Operating revenues...........................            $922,761                          $   726,387
Operating expenses...........................             970,376                              741,872
                                                         --------                          -----------
Operating loss...............................             (47,615)                             (15,485)
Interest expense.............................             (15,483)                              (9,484)
Interest income..............................               4,498                                1,616
Other, net...................................                 210                                8,584
                                                         --------                          -----------
Loss from continuing operations before income
  taxes......................................              58,390                               14,769
Income taxes.................................                  --                                   --
Loss from continuing operations..............            $ 58,390                          $    14,769
                                                         ========                          ===========
NET LOSS FROM CONTINUING OPERATIONS PER
  COMMON STOCK SHARE:
Basic........................................            $   (.85)                         $      (.22)
                                                         ========                          ===========
Diluted......................................            $   (.85)                         $      (.22)
                                                         ========                          ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic........................................                                               68,674,458
Diluted......................................                                               68,674,458
Shareholders' Equity Per Share (Without
  Dilution)..................................                                              $      (.23)
Shares Outstanding at End of Period..........                                               68,674,458

BALANCE SHEET ITEMS:
Total assets.................................                                              $   621,014
Property and equipment, net..................                                                  105,849
Long-term debt, excluding current portion....                                                   43,938
Capital lease obligations, excluding current
  portion....................................                                                   12,129
Shareholders' deficiency.....................                                                  (15,193)

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
Ratio of earnings to fixed charges(1)........                  --(2)                                --(2)

--------------------------
(1) In calculating the ratio of earnings to fixed charges, earnings is the sum of earnings before income taxes plus fixed charges. Fixed charges is the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

(2)  For the year ended December 31, 2000 and the nine months ended
      September 30, 2001, the Company had a deficiency of earnings to fixed charges. Additional earnings of $58.4 million and $14.8 million would have been necessary for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively, to provide a one-to-one coverage ratio.

                  UNAUDITED COMPARATIVE PER SHARE INFORMATION

    The following table sets forth unaudited per share financial information as at and for the indicated periods ended December 31, 2000 and September 30, 2001 relating to the outstanding shares of Hawaiian common stock and Aloha common stock.

    The following table also sets forth unaudited pro forma per share data for the combined company that gives effect to the merger as if it had occurred at the dates and at the commencement of the periods indicated using the purchase method of accounting for business combinations.

    Pro forma equivalent per share information gives effect to the merger from the perspective of a holder of common stock of Aloha or Hawaiian before the merger. The pro forma equivalent per share information for Aloha is obtained by multiplying the pro forma per share information of the combined company by the exchange ratio for Aloha shares.

    Under all circumstances, the merger will result in the conversion of each share of Hawaiian common and preferred stock into the right to receive one share of Company common stock in addition to other consideration. Accordingly, the pro forma equivalent per share information for Hawaiian is the same as the pro forma per share information for the combined company.

    You should read the information presented below in conjunction with the financial statements and the related notes for Hawaiian and Aloha that we have included in this joint proxy statement/ prospectus. In addition, you should read the information presented below in conjunction with the unaudited pro forma combined financial statements and the related notes included in this joint proxy statement/prospectus.

    The pro forma information below, while helpful in illustrating the financial characteristics of the combination of Hawaiian and Aloha under one set of assumptions, does not attempt to predict or suggest future results. Moreover, the pro forma information below does not attempt to show what the financial condition or the results of operations of the combined company would have been if the merger and related transactions had occurred at the dates indicated below or at the commencement of the periods indicated below. Upon completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma information due to a variety of factors, including changes in operating results between the dates of the pro forma information and the date the merger is completed and thereafter, as well as factors discussed under "Risk Factors."

                                                                YEAR ENDED       NINE MONTHS ENDED
                                                             DECEMBER 31, 2000   SEPTEMBER 30, 2001
                                                             -----------------   ------------------
HAWAIIAN COMMON STOCK--HISTORICAL
Net earnings per share, basic..............................       $ (.48)               $  .45
Net earnings per share, diluted............................         (.48)                  .44
Cash dividends per share...................................           --                    --
Book value per share at period end.........................          .54                   .94
ALOHA COMMON STOCK--HISTORICAL
Net earnings per share, basic..............................       $ 1.35                $ (.94)
Net earnings per share, diluted............................         1.35                  (.94)
Cash dividends per share...................................           --                    --
Book value per share at period end.........................         2.40                   .84
COMPANY COMMON STOCK--PRO FORMA
Net earnings per share, basic..............................       $ (.85)               $ (.22)
Net earnings per share, diluted............................         (.85)                 (.22)
Cash dividends per share...................................           --                    --
Book value per share at period end.........................          N/A                   .23
ALOHA COMMON STOCK--PRO FORMA EQUIVALENT
Net earnings per share, basic..............................       $ 3.12                $(2.17)
Net earnings per share, diluted............................         3.12                 (2.17)
Cash dividends per share...................................           --                    --
Book value per share at period end.........................          N/A                  1.94

                                  RISK FACTORS

    IN CONSIDERING WHETHER TO VOTE IN FAVOR OF THE MERGER PROPOSAL, YOU SHOULD CONSIDER ALL OF THE INFORMATION WE HAVE INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ITS APPENDICES, AND ALL OF THE INFORMATION INCLUDED IN THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE. IN ADDITION, YOU SHOULD PAY PARTICULAR ATTENTION TO THE RISKS DESCRIBED BELOW.

                          RISKS RELATED TO THE MERGER

DIRECTORS AND EXECUTIVE OFFICERS OF HAWAIIAN AND ALOHA HAVE CONFLICTS OF INTEREST AND WILL RECEIVE BENEFITS THAT ARE NOT SHARED BY OTHER SHAREHOLDERS.

    You should be aware of conflicts of interest of, and of the benefits available to, directors and executive officers of Hawaiian and Aloha, when considering the recommendations of their respective boards of directors for the merger proposal. The directors and executive officers of each of Hawaiian and Aloha have interests in the merger that are in addition to, or different from, their interests as shareholders of Hawaiian and Aloha, respectively. The boards of directors of Hawaiian and Aloha were aware of these conflicts of interest when they approved the merger. These conflicts relate to a number of rights that arise in connection with the merger and the related transactions, including:

    - the right of AIP LLC, a controlled affiliate of John W. Adams, Hawaiian's chairman, to receive, in the AIP merger, a $10 million cash payment from the Company in addition to 18,181,818 shares of Company common stock and notes with an aggregate principal amount of $36,363,636;

    - the right of Mr. Adams and Smith Management, an affiliate of Mr. Adams, to receive an aggregate of $5 million in cash, one million shares of Company common stock and notes with a principal amount of $2 million as a fee for advisory services rendered to Hawaiian;

    - the right of AIP to appoint three members to the initial 11-person board of directors of the Company upon completion of the merger and the right of AIP LLC to continue to control who occupies one or more of these three board seats and exercise other governance rights following the merger so long as it maintains specified ownership percentages of Company common stock and notes;

    - the right of the principal shareholders of Aloha, including specified directors of Aloha and related persons and entities, to appoint three members to the initial 11-person board of directors of the Company upon completion of the merger and to continue to control who occupies one or more of these three board seats and exercise other governance rights following the merger so long as it maintains specified ownership percentages of Company common stock;

    - the right of three labor unions representing employees of Hawaiian, each of which has designated a director on the board of Hawaiian, to each appoint a member to the initial 11-person board of directors of the Company upon completion of the merger and to continue to control who occupies the board seat following the merger;

    - the right of AIP LLC, Smith Management and the principal shareholders of Aloha, including affiliates of specified directors of Aloha, to have their shares of Company common stock and notes registered for resale at the expense of the Company;

    - the right of Hawaiian under the merger agreement to offer to pay before the merger up to approximately $531,795 to members of its board of directors (of which $366,875 is allocable to Mr. Adams) in exchange for the retirement of their outstanding options to purchase Hawaiian common stock;

    - the right of Hawaiian under the merger agreement to make supplemental payments and grant benefits before the merger with a value of up to $800,000 to its executive officers and other employees;

    - the right of specified executive officers and other employees of Hawaiian to receive up to approximately $1.5 million from the Company in the aggregate, in addition to whatever severance amounts the Company is required to pay, in the event the Company terminates them after the completion of the merger and they did not exercise their Hawaiian options prior to the completion of the merger;

    - the right of Hawaiian under the merger agreement to offer to pay Paul J. Casey, the vice chairman of the board of directors and chief executive officer of Hawaiian, approximately $1.7 million in consideration for the cancellation of his outstanding options to acquire Hawaiian common stock and his right to severance payments and for a non-competition undertaking;

    - the rights of Glenn R. Zander, president and chief executive officer of Aloha, and Brenda F. Cutwright, executive vice president and chief financial officer of Aloha, to receive approximately $4.9 million in the aggregate in consideration for the cancellation of their rights to severance payments under their respective employment agreements, the cancellation of their outstanding options to purchase Aloha common stock and, in the case of Mr. Zander, a non-competition undertaking;

    - the right of affiliates of specified directors of Aloha to the release of their personal guarantees of up to $10 million in the aggregate of Aloha's outstanding debt;

    - the right under the merger agreement of each member of the initial board of directors of the Company following the completion of the merger and each member of the current boards of directors of Hawaiian and Aloha, as well as each of their spouses, to receive specified flight benefits from the Company, including a universal air travel plan card;

    - the rights of directors and officers of Hawaiian and Aloha to directors' and officers' insurance coverage and to indemnification with respect to acts and omissions in their capacities as directors and officers of Hawaiian and Aloha for a period of six years;

    - the right of specified current or former officers of Hawaiian, including Mr. Casey, to have the exercise price of their options to acquire Hawaiian common stock repriced if the merger is determined to be a change in control of ownership of Hawaiian, which repricing would decrease the exercise price of those options by $845,700 in the aggregate;

    - the purchase by Hawaiian from affiliates of specified directors of Aloha of outstanding shares of Aloha Series C preferred stock for their stated amount of $5 million; and

    - the right of Hawaiian option holders to accelerated vesting immediately prior to the merger of all outstanding unvested options to purchase Hawaiian common stock in accordance with their terms.

    In addition, the following current directors and officers of Aloha and Hawaiian will serve on the board of directors of the Company:

    - Han H. Ching, the chairman of the Aloha board of directors, who will serve as vice chairman of the board of directors of the Company;

    - Eldon M.T. Ching, a director of Aloha;

    - Richard K.M. Ing, a director of Aloha;

    - John W. Adams, the chairman of the Hawaiian board of directors;

    - Todd G. Cole, a director of Hawaiian;

    - Joseph P. Hoar, a director of Hawaiian;

    - Reno F. Morella, a director of Hawaiian and the designee of the Air Line Pilots Association, International;

    - Samson Poomaihealani, a director of Hawaiian and the designee of the International Association of Machinists and Aerospace Workers; and

    - Sharon L. Soper, a director of Hawaiian and the designee of the Association of Flight Attendants.

    Messrs. Cole and Hoar, two of the three members of the special committee of Hawaiian's board of directors, were designated by AIP to serve as members of the Company's board on January 24, 2002. The three members of the special committee of Hawaiian's board of directors have been paid an aggregate of approximately $137,250 in fees plus expense reimbursements in consideration for their service on the special committee, and will be due additional fees for further service between January 1, 2002 and the completion of the merger or the termination of the merger agreement.

    If you vote to approve the merger agreement, then you are, in effect, voting to approve the rights and benefits described above.

    See "The Merger--Interests of Hawaiian's Directors and Officers in the Merger" and "The Merger--Interests of Aloha's Directors and Officers in the Merger."

THE NUMBER OF SHARES OF COMPANY COMMON STOCK AND NOTES THAT YOU WILL RECEIVE FOR EACH OF YOUR SHARES OF HAWAIIAN AND ALOHA STOCK WILL BE FIXED DESPITE CHANGES IN THE TRADING PRICE OF HAWAIIAN STOCK AND CHANGES IN THE FAIR MARKET VALUE OF HAWAIIAN OR ALOHA STOCK.

    You will receive one share of Company common stock and a note with a principal amount of $2.00 for each of your shares of Hawaiian common stock and between approximately 2.31 and 2.37 shares of Company common stock for each of your shares of Aloha common stock. The merger agreement does not provide for any adjustment to these exchange ratios if the trading price of Hawaiian common stock fluctuates or there are changes in the fair market value of Hawaiian or Aloha stock. In addition, none of the parties to the merger agreement is permitted to "walk away" from the merger solely because of changes in the trading price of Hawaiian common stock. After the date you submit your proxy, events may occur that will affect the market value of the Company common stock that you will receive upon the completion of the merger. The market value of Company common stock is likely to fluctuate based on general market and economic conditions, the business and prospects of Aloha, Hawaiian and the Company, and other factors.

    In addition, the exchange of certificates representing your shares of Hawaiian and Aloha stock for shares representing certificates of Company common stock will not take place immediately upon completion of the merger. You will thus be unable to sell or otherwise transfer these shares of Company common stock for a period following completion of the merger. The market value of the shares of Company common stock you receive in the merger may be either lower or higher at the time you receive your certificates representing shares of Company common stock, and so become able to sell those shares, than at the time of the merger.

PROVISIONS IN THE MERGER AGREEMENT AND IN THE VOTING AGREEMENTS ENTERED INTO BY AIP AND ALOHA'S PRINCIPAL SHAREHOLDERS MAY DISCOURAGE OTHER COMPANIES FROM TRYING TO ACQUIRE HAWAIIAN OR ALOHA EVEN THOUGH THOSE COMPANIES MIGHT BE WILLING TO OFFER GREATER VALUE TO HAWAIIAN OR ALOHA SHAREHOLDERS THAN IS BEING OFFERED IN THE MERGER AGREEMENT.

    Provisions in the merger agreement relating to the termination fees and the ability of either Hawaiian or Aloha to terminate the agreement may discourage other companies from trying to acquire Hawaiian or Aloha.

    Each of Hawaiian and Aloha has agreed to pay a termination fee of up to $4 million in the aggregate to the other and to TurnWorks under specified circumstances, including those in which a third party seeks to acquire one of these companies. This provision may discourage other companies from trying to acquire Hawaiian or Aloha.

    Furthermore, neither Hawaiian nor Aloha is entitled to terminate the merger agreement except under the following circumstances:

    - Aloha, Hawaiian and TurnWorks agree to the termination;

    - either of the other parties breaches its representations, warranties or covenants in any material respect and fails to cure the breach within 30 days;

    - if a legal prohibition against the merger becomes final and nonappealable;

    - the merger has not been completed by April 18, 2002;

    - if the shareholders of Aloha or Hawaiian do not approve the merger proposal at their respective special meetings;

    - the board of directors of the other company withdraws or adversely modifies its recommendation of the merger proposal, recommends a competing offer or fails to recommend against a tender offer for 10% or more of its outstanding shares; or

    - in the case of Hawaiian only, if its board of directors recommends a superior acquisition proposal under specified circumstances and pays the termination fee.

These limitations on the ability of Hawaiian and Aloha to terminate the merger agreement may discourage other companies from trying to acquire Hawaiian or Aloha. For a summary of the relevant terms of the merger agreement, see "The Merger Agreement--Termination of the Merger Agreement."

    AIP, which beneficially owns approximately 53.2% of the outstanding shares of Hawaiian common stock and a majority of the outstanding shares of Hawaiian special preferred stock, and specified principal shareholders of Aloha, who own shares to which are attached approximately 82.6% of the votes entitled to be cast at the Aloha special meeting, have agreed to vote their shares in favor of the merger proposal, to vote against and not support any competing offers to takeover Hawaiian or Aloha and to refrain from any transfers of their shares in a tender offer or any other transaction. If the merger agreement terminates before completion of the merger, these agreements would continue in effect until the 30th day after the termination.

    The approval of the merger proposal at the Hawaiian special meeting will require the affirmative vote of:

    - 75% of the outstanding shares of Hawaiian common and special preferred stock voting as a single voting class;

    - a majority of the outstanding Hawaiian special preferred stock represented at the meeting; and

    - a majority of the outstanding common and preferred stock that constitute "qualified shares" under Hawaii law. For a description of what constitutes "qualified shares" under Hawaii law, see "Special Meeting of Hawaiian Shareholders."

The approval of the merger proposal at the Aloha special meeting will require the affirmative vote of 75% of the votes attaching to the issued and outstanding shares of common stock and Series B preferred stock of Aloha voting as a single voting group. The voting agreement entered into by specified principal shareholders of Aloha assures the approval of the merger proposal at the Aloha special meeting. This effect, together with the provisions in the voting agreements that prevent these controlling shareholders of Hawaiian and Aloha from taking action to support an alternative takeover transaction until the end of a 30-day period following the termination of the merger agreement, may discourage other companies from trying to acquire Hawaiian or Aloha. For more information regarding the voting agreements, see "Ancillary Agreements--AIP Voting Agreement" and "Ancillary Agreements--Aloha Principal Shareholders' Voting Agreement."

    Those companies that are discouraged from trying to acquire Hawaiian or Aloha as a result of these provisions may have otherwise been willing to offer greater value to Hawaiian or Aloha shareholders than that offered in the merger agreement.

NO MARKET CURRENTLY EXISTS FOR SECURITIES OF THE COMPANY OR ALOHA.

    The Company has no operations. TurnWorks formed the Company solely for the purpose of the merger and the related transactions. Aloha, while a company with a long operating history, is privately held and has no recent public reporting history. Similarly, TurnWorks is a private entity without any public reporting history. Accordingly, there is no market data relating to these companies that can be relied on to value the business combination contemplated by the merger.

THE NEED FOR REGULATORY APPROVALS AND CLEARANCES MAY JEOPARDIZE OR DELAY COMPLETION OF THE MERGER OR MAY REDUCE THE ANTICIPATED BENEFITS OF THE MERGER.

    The completion of the merger is subject to regulatory clearances and approvals by authorities consisting primarily of antitrust enforcement authorities of the DOJ and the State of Hawaii, the DOT, the FAA and the FCC. Hawaiian and Aloha also have a number of permits from local and federal regulatory authorities, including those relating to noise restrictions and the sale of liquor, that may require approvals by the regulators if the permits are to remain in effect following the merger. In connection with the review of the transaction by antitrust authorities, the DOJ has issued second requests in connection with the AIP merger and a civil investigative demand in connection with the merger, all seeking further relevant information. The Hawaii Department of the Attorney General, in conjunction with the DOJ, has made similar requests. We intend to comply fully with these and any similar requests in a timely manner. However, we may not be able to obtain the requisite regulatory clearances and approvals within the time frame that the merger agreement contemplates or without accepting conditions that would be detrimental to the Company. The three Republican senators of the Hawaii state legislature are asking the DOJ and the Hawaii Attorney General to block the merger. Two Democratic senators of the Hawaii state legislature have stated their intention to introduce resolutions in opposition to the merger. A lobbying group representing travel agents and a lobbying group called Citizens for Competitive Air Travel have publicly expressed their opposition to the merger. These and other politicians and similar interested groups may seek to delay or impede the requisite regulatory clearances and approvals.

    The merger agreement provides that all parties must use their commercially reasonable efforts and cooperate fully to obtain all requisite clearances and approvals. However:

    - none of the parties is required to agree to conditions in connection with obtaining regulatory clearances and approvals if the conditions would have a material and adverse impact on the Company;

    - the prior consent of the Company is required before Aloha or Hawaiian is able to accept a limitation on its freedom of action or ability to retain any business as a condition to a clearance or approval; and

    - no party is required to contest an injunction, other than a temporary restraining order, against the merger issued in a proceeding initiated by a government authority.

    For more information regarding the required regulatory approvals and notifications, see "The Merger--Regulatory Approvals."

THE FAILURE TO RECEIVE PRIVATE THIRD PARTY CONSENTS ON A TIMELY BASIS MAY JEOPARDIZE OR DELAY COMPLETION OF THE MERGER OR MAY REDUCE THE ANTICIPATED BENEFITS OF THE MERGER.

    If we complete the merger without receiving the prior consents of specified creditors and insurers of, and numerous other non-governmental entities with material business relationships with, Hawaiian and Aloha, then these creditors, insurers and other entities may have the right to receive damage payments, accelerate obligations, terminate contracts and foreclose on collateral. Each party to the merger agreement has the unilateral right to prevent the completion of the merger if there would be a material adverse effect on the Company as a result of the failure to have received private third party consents. While we are using all commercially reasonable efforts to obtain these consents in a timely manner, it is possible that these creditors, insurers and other entities could delay, impede or increase the costs of the completion of the merger.

LABOR UNREST COULD DISRUPT THE ABILITY OF THE PARTIES TO COMPLETE THE MERGER OR CAUSE THE COMPANY TO MAKE CONCESSIONS THAT WOULD BE ADVERSE TO ITS FINANCIAL CONDITION AND OPERATIONS.

    Although there is not any specific condition to the completion of the merger that requires the consent of the labor unions or other groups that represent the employees of Hawaiian or Aloha, and we do not believe that any collective bargaining or other labor agreement gives any union or employee a right to prior approval of the merger, the unions or groups of employees may object to the merger and attempt to challenge the merger in court, cause unrest in protest of the merger or otherwise disrupt the ability of the parties to complete the merger. In response to these and other actions by employees, the Company may make concessions that would increase labor and other costs in a manner that could have an adverse effect on the Company.

THE EXERCISE OF DISSENTERS' RIGHTS IN RESPECT OF A SIGNIFICANT NUMBER OF SHARES OF HAWAIIAN OR ALOHA STOCK WOULD INCREASE THE CASH REQUIREMENTS OF THE MERGER AND COULD HARM THE FINANCIAL CONDITION OF THE COMPANY AND RENDER THE COMPANY UNABLE TO SATISFY THE CONDITION TO THE COMPLETION OF THE MERGER RELATING TO MINIMUM LIQUIDITY REQUIREMENTS.

    Under Hawaii law, the shareholders of Hawaiian and Aloha who oppose the merger may exercise dissenters' rights to require us to purchase their shares at their "fair value" if the merger is completed. If shareholders exercise these dissenters' rights in respect of a significant number of shares and comply with all the applicable requirements of Hawaii law, the Company may be required to expend a significant amount of funds to purchase these shares, which would reduce its liquidity and may harm its financial condition and render it unable to satisfy the condition to the merger relating to minimum liquidity requirements. However, the merger agreement does not include a provision whereby a party to the merger agreement would have the unilateral right to prevent the completion of the merger solely because the holders of more than a specified number of shares have elected to exercise their dissenters' rights. Those shareholders who exercise dissenters' rights may not receive consideration until after the merger consideration has been provided to the other shareholders of Hawaiian and Aloha, and they may have to incur out-of-pocket costs in connection with appraisal proceedings. See "The Merger--Dissenters' Rights" and Appendix XI.

PRIVATE LAWSUITS COULD DELAY OR IMPEDE THE MERGER.

    Shareholders, employees and other private parties who object to the merger may file lawsuits that seek to block the merger. To date, one Hawaiian shareholder has filed a lawsuit in Hawaii state court against AIP, Hawaiian and all 11 directors of Hawaiian, three other shareholders have filed three virtually identical lawsuits in Hawaii state court against 10 of the directors of Hawaiian and one former officer who holds options to purchase shares of Hawaiian common stock has filed a demand for arbitration against Hawaiian. For a summary of the lawsuits, see "The Merger--Lawsuits by Shareholders and Others Challenging the Merger." The shareholder lawsuits allege breaches of fiduciary duties relating to the Hawaiian merger, while the arbitration demand alleges that Hawaiian repudiated specified provisions of the release and separation agreement with the former officer. The defendants believe they have valid defenses to these lawsuits, including, with respect to the shareholder lawsuits, under Hawaii statutory provisions that purport to immunize business combination transactions from these types of suits when circumstances applicable to the merger are present, such as:

    - an independent review and recommendation of the merger proposal by a special committee of independent and "qualified directors" of Hawaiian under Hawaii law;

    - an approval of the merger proposal by a majority of the "qualified directors" on the Hawaiian board;

    - the requirement in the merger agreement that the transaction be approved by a majority of the "qualified shares" of Hawaiian under Hawaii law; and

    - the availability of dissenters' rights.

    However, if these or any similar suits succeed, the court either may not permit the merger to occur or may award damages that would have a material adverse effect on the Company. In addition, even if unsuccessful, these types of lawsuits may significantly increase the costs of completing the merger.

                          RISKS RELATED TO THE COMPANY

SHARES OF COMPANY COMMON STOCK WILL BE SUBJECT TO DIFFERENT RISKS THAN SHARES OF HAWAIIAN AND ALOHA STOCK.

    Upon completion of the merger, holders of shares of Hawaiian and Aloha stock will become holders of Company common stock. The business, strategy, financial condition, results of operations and common stock of the Company will differ in material respects from those of Hawaiian and Aloha operating independently. Accordingly, holders of shares of Hawaiian and Aloha stock are subject to different market risks than they will be as holders of Company common stock. For a description of and other information about the common stock of the Company and the differences between Company capital stock, on the one hand, and Hawaiian and Aloha capital stock, on the other hand, see "Unaudited Comparative Per Share Information," "Market Price and Dividend Information," "Description of the Capital Stock of the Company," "Description of the Capital Stock of Hawaiian," "Description of the Capital Stock of Aloha" and "Comparative Rights of Holders of Company Capital Stock, Hawaiian Capital Stock and Aloha Capital Stock." For descriptions of the businesses, strategies, financial conditions and results of operations of Hawaiian and Aloha, see "Business of the Company After the Merger," "Industry Overview," "Business of Hawaiian," "Business of Aloha," the audited and unaudited financial statements of Hawaiian and Aloha, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Hawaiian" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Aloha."

THE COMPANY MAY NOT REALIZE EXPECTED SYNERGIES OR COST SAVINGS.

    The Company may not be able to realize the expected benefits of the synergies and cost savings described in "Business of the Company After the Merger", "The Merger--Reasons for the Special Committee's and the Hawaiian Board's Recommendation" and "The Merger--Reasons for the Aloha Board's Recommendation." TurnWorks, Hawaiian and Aloha are developing, but have not yet finalized, plans for obtaining operating synergies and cost savings after the merger. The implementation of these plans will present challenges involving the coordination of operations and personnel of Hawaiian and Aloha and may divert the attention of management and give rise to unanticipated liabilities and costs. Among the factors that could lead to adverse developments in the business following the merger are:

    - difficulties arising from the transition to a new management team;

    - difficulties in integrating personnel, policies, procedures, operations, information systems, baggage and reservation systems, management, unions and administration;

    - unforeseen contingent risks and liabilities relating to the merged entities that may only become apparent after the merger is complete;

    - difficulties in managing a larger business;

    - loss of key personnel; and

    - labor unrest.

DIFFICULTIES IN GENERATING CASH FLOW FROM OPERATIONS AND ACCESSING CASH FLOW FROM OTHER SOURCES, AS WELL AS LIABILITIES RELATING TO PENSION AND OTHER BENEFIT PLANS THAT COULD FURTHER STRAIN LIQUIDITY, COULD ADVERSELY AFFECT THE ABILITY OF HAWAIIAN AND ALOHA TO COMPLETE THE MERGER AND, IF THE MERGER IS COMPLETED, THE FINANCIAL CONDITION AND LIQUIDITY OF THE COMPANY AFTER THE MERGER.

    Each of Hawaiian and Aloha has a recent history of operating losses. These factors may make it difficult to satisfy the conditions to the merger relating to minimum liquidity requirements. If the merger is completed, the Company may continue to have operating losses and, as a result of this and other factors, may have difficulties accessing external sources of liquidity.

    Hawaiian and Aloha each maintain tax-qualified defined benefit pension plans. In the aggregate, these plans are underfunded and, in 2001, as compared to 2000, the underfunding has grown, with the result that the pension laws will require future contributions in amounts greater than those recently experienced. In addition, possible regulatory review could require that additional amounts be contributed to some of the pension plans, and this may require Hawaiian, Aloha or, after the completion of the merger, the Company to use some of its cash flow for these purposes rather than for other business purposes (including payments on the notes). To the extent that the amounts of the contributions made to the pension plans increase, such increases would place a further strain on liquidity for Hawaiian, Aloha or, after the completion of the merger, the Company and, if the increases were material in amount and required to be paid before the merger, this circumstance could adversely affect the ability of Hawaiian and Aloha to satisfy the conditions to the completion of the merger.

THE MARKET PRICE OF THE COMPANY COMMON STOCK MAY DECLINE.

    The market price of the Company common stock may decline for a number of reasons, including if:

    - the integration of Hawaiian and Aloha is unsuccessful;

    - the Company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by investors and financial and industry analysts;

    - the effect of the merger on the Company's financial results is not consistent with the expectations of investors and financial and industry analysts; or

    - business conditions in the airline industry or the tourism industry (particularly the Hawaiian vacation segment), or general economic conditions, deteriorate.

THE MARKET PRICE OF THE COMPANY'S COMMON STOCK COULD BE ADVERSELY AFFECTED BY FUTURE PUBLIC RESALES OF A SIGNIFICANT NUMBER OF SHARES OF THE COMPANY'S COMMON STOCK BY ITS PRINCIPAL SHAREHOLDERS PURSUANT TO RESALE REGISTRATION STATEMENTS THAT THE COMPANY IS OBLIGATED TO FILE AND KEEP EFFECTIVE.

    The Company is obligated under the AIP merger agreement, and will be obligated under a registration rights agreement with TurnWorks, AIP LLC, Smith Management and the voting trust for the benefit of the principal shareholders of Aloha, to file and maintain a resale registration statement that will allow these principal shareholders of the Company to resell their shares of the Company's common stock in the public markets from time to time. Following the merger, these shareholders will own, collectively, between approximately 73.3% and 75.9% of the outstanding shares of the Company's common stock. Sales in the public market of a substantial number of shares of the Company's common stock or other equity or equity-related securities could depress the market price of its common stock and could impair the Company's ability to raise capital through the sale of additional equity securities. For a summary of the relevant agreements, see "Ancillary Agreements--AIP Merger Agreement--Additional Agreements and Resale Registration Statement" and "Ancillary Agreements--Registration Rights Agreement."

ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND IN A STOCKHOLDERS AGREEMENT TO WHICH THE COMPANY WILL BECOME A PARTY MAY DELAY OR PREVENT A THIRD PARTY ACQUISITION OF THE COMPANY, WHICH COULD DECREASE THE VALUE OF ITS COMMON STOCK.

    The certificate of incorporation and by-laws of the Company and a stockholders agreement to which the Company will be a party upon completion of the merger contain provisions that could make it more difficult for a third party to acquire the Company without the consent of the board of directors and principal shareholders of the Company. These provisions will:

    - permit only the board of directors and its chairman to call special meetings of shareholders;

    - limit the business at special meetings to the purpose stated in the notice of the meeting;

    - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting;

    - prohibit shareholder action by written consent;

    - authorize the issuance of "blank check" preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that the board of directors can create and issue without prior stockholder approval;

    - fix the number of directors on the board of directors at 11;

    - give AIP LLC, TurnWorks, the voting trust for the benefit of the principal shareholders of Aloha and the three unions represented on Hawaiian's board effective control over who occupies each of the 11 board seats;

    - require the vote of holders of at least 80% of the outstanding shares of Company common stock to remove a director; and

    - require holders of at least 80% of the outstanding shares of Company common stock to approve any amendment of the provisions described above.

    In addition, the Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or having control of a U.S. air carrier, and the certificate of incorporation of the Company will prohibit non-U.S. citizens from owning more than 25% of the voting stock of the Company. The Company believes that, upon completion of the merger, non-U.S. citizens will hold less than 10% of its voting stock. This foreign ownership restriction will limit the ability of a non-U.S. citizen to acquire a controlling block of Company common stock.

    Although the Company believes these provision will make a higher third-party bid more likely by requiring potential acquirors to negotiate with the board of directors, these provisions will apply even if an initial offer may be considered beneficial to some shareholders.

THE COMPANY WILL INCUR ADDITIONAL DEBT IN CONNECTION WITH THE MERGER AND MAY INCUR SIGNIFICANT ADDITIONAL DEBT THEREAFTER, WHICH COULD ADVERSELY AFFECT ITS ABILITY TO OPERATE ITS BUSINESS.

    The Company will incur significant additional debt service obligations in connection with the merger to finance its ongoing operations and the integration of Hawaiian and Aloha. In connection with the completion of the merger, the Company will issue between approximately $70.3 million and $76.3 million of notes and expects to incur additional new debt if necessary to satisfy the liquidity conditions to the completion of the merger. The Company may also incur significant additional debt in the future. In connection with the incurrence of additional debt, we may issue equity securities to the lenders. The Company's substantial indebtedness could have important consequences to you, including the risks that:

    - the Company will be required to use a substantial portion of its cash flow from operations to pay principal and interest on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and strategic acquisitions;

    - the Company's interest expense could increase if interest rates in general increase because a portion of the Company's debt may bear interest based on market rates, rather than fixed rates;

    - the Company's level of indebtedness could increase its vulnerability to general economic downturns and adverse industry conditions;

    - the Company's debt service obligations could limit its flexibility in planning for, or reacting to, changes in the airline industry globally and locally;

    - the Company's indebtedness may restrict it from raising additional financing on satisfactory terms to fund working capital, capital expenditures and strategic acquisitions; and

    - the Company's substantial leverage could place it at a competitive disadvantage compared to its competitors who have less debt.

THE RESTRICTIONS IN THE COMPANY'S DEBT INSTRUMENTS, INCLUDING THE NOTES, MAY LIMIT ITS ABILITY TO FINANCE FUTURE OPERATIONS OR CAPITAL NEEDS.

    The Company's debt instruments contain various provisions that will limit management's discretion in the operation of the Company's business by restricting its ability to:

    - incur additional indebtedness;

    - pay dividends and make other distributions;

    - repurchase shares of its capital stock;

    - make investments in businesses not related to its business or make investments in, or acquisitions of, any other airline;

    - make capital expenditures;

    - prepay debt; and

    - create liens on its assets.

    In addition, the Company will be required to meet specified financial tests at all times, including maintaining a minimum tangible net worth, a minimum fixed charge ratio and a maximum debt-to-net worth ratio. These and other restrictions may adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the Company's interest. Furthermore, the Company is required to prepay the notes out of a portion of its excess cash flow, which would make this cash unavailable for other business needs. A breach of any of the provisions of the Company's debt instruments could result in a default under its indebtedness, which could allow its lenders to declare all outstanding amounts due and payable. In this event, the Company's assets might not be sufficient to repay those amounts. For a summary of the restrictions contained in the Company's indenture relating to the notes and the existing credit facilities of Aloha, see "Description of the Notes and the Indenture--Covenants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Aloha--Liquidity and Capital Resources," respectively.

THE COMPANY MAY OBTAIN FEDERAL LOAN GUARANTEES AND INCUR OTHER NEW INDEBTEDNESS, THE TERMS OF WHICH MAY LIMIT ITS ABILITY TO RETAIN KEY EMPLOYEES, ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK, LIMIT ITS ABILITY TO ACCESS THE EQUITY CAPITAL MARKETS AND RESULT IN DILUTION OF ITS SHAREHOLDERS.

    The U.S. federal government has commenced a program under which airlines may apply for federal loan guarantees. The Company may elect to apply for these guarantees or incur other new indebtedness if the Company would otherwise have difficulty obtaining access to the liquidity necessary for its operations and to satisfy a condition to the completion of the merger relating to minimum liquidity requirements. If the Company obtains federal loan guarantees, the terms may limit its ability to provide compensation, severance and other benefits to employees. These limitations could adversely affect the Company's ability to retain key employees and place it at a competitive disadvantage.

    In addition, the terms of federal loan guarantees and other new indebtedness may require that the Company issue equity securities to a federal government entity or the lenders, which could depress the market price of its common stock, impair its ability to raise capital through the sale of additional equity securities and dilute the value of the Company's common stock.

THE COMPANY MAY BE UNABLE TO OBTAIN FEDERAL LOAN GUARANTEES AVAILABLE TO OTHER AIRLINES.

    If the Company is unable to obtain federal loan guarantees because it is ineligible or the terms offered by the government are not acceptable, then its debt service costs may be higher than they would otherwise be, it may have difficulties meeting its liquidity needs and it may not be able to satisfy the conditions to the completion of the merger relating to minimum liquidity requirements. In addition, the failure to obtain federal loan guarantees could place the Company at a competitive disadvantage compared to competitors that are able to obtain federal loan guarantees and thus benefit from lower debt service costs. The eligibility criteria for these guarantees are generally worded and subject to the interpretation of the federal airline stabilization board, and there have been a limited number of interpretations of the eligibility criteria. The Company cannot assure you that it will be found eligible for federal loan guarantees.

TURNWORKS, AIP LLC AND THE VOTING TRUST FOR THE BENEFIT OF THE PRINCIPAL SHAREHOLDERS OF ALOHA WILL INITIALLY CONTROL BETWEEN APPROXIMATELY 73.3% AND 75.9% OF THE OUTSTANDING COMPANY COMMON STOCK AND EIGHT OF THE 11 COMPANY BOARD SEATS, THEREBY MINIMIZING THE SIGNIFICANCE OF THE VOTING RIGHTS OF THE OTHER HOLDERS OF COMPANY COMMON STOCK.

    TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha will have a controlling role in the outcome of all matters to be decided by the shareholders of the Company, including the election of directors and significant corporate transactions. In addition, the terms of the stockholders agreement among these holders and the organizational documents for the Company assure that this control will be maintained so long as these holders maintain specified ownership percentages. These control rights, as well as other provisions in the organizational documents of the Company, will minimize the significance of the voting rights of the holders of Company common stock. See "Ancillary Agreements--The Stockholders Agreement" and "Description of the Capital Stock of the Company."

THE THREE LARGEST LABOR UNIONS WHOSE MEMBERS ARE EMPLOYED WITH THE COMPANY WILL EACH HAVE ONE SEAT ON THE INITIAL 11-MEMBER BOARD OF DIRECTORS OF THE COMPANY, THEREBY ADVERSELY AFFECTING THE SIGNIFICANCE OF YOUR VOTING POWER AFTER THE MERGER.

    Even though they may not own a significant number of shares of common stock of the Company, the stockholders agreement assures that the three largest labor unions whose members are employed with the Company--the Air Line Pilots Association, International, the Association of Flight Attendants and the International Association of Machinists and Aerospace Workers--will be assured three seats on the board of directors of the Company so long as required by their respective collective bargaining agreements. For a summary of the relevant terms and conditions of the stockholders agreement, see "Ancillary Agreements--Stockholders Agreement--Nomination of Election of Directors."

THE COMPANY'S PLAN TO OFFER LOW FARES AND CONTINUE TO SERVE ALL PRESENT ROUTES COULD LIMIT ITS PROFITABILITY.

    The Company intends to offer to Hawaii residents not less than 10% of its one-way interisland coach fares for $55 or less and not less than an additional 20% of its one-way interisland coach fares for $60 or less, in each case for five years after the merger, subject to increases in the CPI, government charges, taxes and fees and expenses beyond the Company's control, such as fuel and insurance costs and the costs of complying with any additional legally mandated security procedures. The Company also intends to offer all interisland fares for $78 or less for five years after the merger. These fares may increase based on the factors described above, except that CPI increases will not be implemented during the first two years. The Company also plans to continue to serve all interisland routes currently served by Hawaiian or Aloha. See "Business of the Company After the Merger."

    These offers could result in the Company forgoing revenues that it would otherwise be able to earn, thus making less cash available for opportunities to strengthen the Company's business through additional investments and capital expenditures. Forgoing these additional revenues could reduce the Company's earnings per share and depress the market price of its common stock. To the extent the Company's revenues are insufficient to fund its debt service obligations and its working capital and capital expenditure needs, forgoing these additional revenues could adversely affect its ability to service its debt, obtain other financing, operate its business and make strategic acquisitions.

THE PERFORMANCE OF THE COMPANY WILL BE AFFECTED BY ITS ABILITY TO RETAIN KEY PERSONNEL.

    Employees and their skills are among the most important assets of Hawaiian and Aloha. Any inability to retain management and employees prior to and after the merger may have a material adverse effect on the Company. Among the factors that may compound the challenge of retaining key personnel are:

    - some of the existing employment agreements between Hawaiian and Aloha and their respective executive officers and key employees provide for severance benefits in the event the officer or employee resigns following the merger; and

    - all unvested stock options held by Hawaiian employees will vest before completion of the merger and, if not exercised or repurchased before the completion of the merger, will terminate upon completion of the merger.

    In addition, the business strategy of the Company depends to a large degree on the active leadership of its designated chairman and chief executive officer, Gregory D. Brenneman. Mr. Brenneman has entered into a two-year employment agreement with the Company. The Company and Mr. Brenneman each has the right to terminate Mr. Brenneman's employment at any time and for any reason. However, if Mr. Brenneman resigns prior to the end of the initial two-year period, other than for reasons specified in his employment agreement, the unvested shares of common stock held by TurnWorks under the stock vesting agreement will stop vesting and all unvested shares will be transferred back to the Company. For a summary of Mr. Brenneman's employment agreement and the stock vesting agreement, see "Management of the Company After the Merger and Related Party Transactions--Executive Compensation--Employment Agreement with Mr. Brenneman" and "Management of the Company After the Merger and Related Party Transactions--Executive Compensation--Stock Vesting Agreement with TurnWorks."

                           RISKS RELATED TO THE NOTES

THE NOTES WILL BE UNSECURED AND SUBORDINATED IN RIGHT OF PAYMENT TO THE SENIOR DEBT OF THE COMPANY, AND THE GUARANTEES WILL BE UNSECURED AND SUBORDINATED IN RIGHT OF PAYMENT TO GUARANTEES OF SENIOR DEBT BY THESE GUARANTORS.

    The notes are the Company's unsecured obligations and are subordinated in right of payment to any debt guaranteed by the federal government under authority of the Stabilization Act and any bank debt that is incurred instead of federally guaranteed debt in order to satisfy the additional liquidity condition in the merger agreement. By reason of this subordination, in the event of the insolvency, liquidation, or other reorganization, this senior debt must be paid in full before repayment of principal of or interest on the notes is made.

    In the event of a default in the payment of principal of or interest on any of the Company's senior debt, the Company will not be permitted to make any payment with respect to the principal of or interest on the notes, unless and until this default has been cured or waived. In the event of any other default permitting the acceleration of senior debt where the Company has received notice of this default, the Company's ability to make any payment with respect to the principal of or interest on the notes will be limited until this default has been cured or waived or up to 179 days. See "Description of the Notes and the Indenture--Subordination."

    The guarantees of the notes are unsecured obligations of each subsidiary guarantor, subordinate in right of payment to the guarantee, if any, made by the subsidiary guarantor with respect to the Company's senior debt. A subsidiary guarantor will be restricted in its ability to make a payment on its guarantee of the notes while a default exists in respect of a guarantee of Company senior debt made by the subsidiary guarantor.

    In addition, secured lenders to the Company and any subsidiary guarantor will have a prior claim on the assets of the Company and the subsidiary guarantor, as applicable. In that event, because the notes will not be secured by any of the Company's assets and the subsidiary guarantees will not be secured by any of the assets of any subsidiary guarantor, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied, or, if any assets remained, that these assets might be insufficient to satisfy these claims in full.

IN THE EVENT OF A CHANGE OF CONTROL, THE COMPANY WOULD BE OBLIGATED TO REDEEM THE NOTES. HOWEVER, THE COMPANY MAY NOT BE PERMITTED OR MAY NOT HAVE SUFFICIENT FUNDS TO FULFILL ITS OBLIGATION TO REDEEM THE NOTES UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    The Company must redeem the notes upon the occurrence of a change of control at 100% of the aggregate principal amount of all outstanding notes plus accrued and unpaid interest, if any, to the date of redemption. See "Description of the Notes and the Indenture--Mandatory Redemption."

    Prior to redeeming the notes, the Company would be required to repay in full all its senior debt that would prohibit it from redeeming the notes or obtain all requisite consents to permit the redemption. If the Company is unable to repay the senior debt or is unable to obtain the necessary consents, then the Company would be unable to redeem the notes. In addition, the Company may not have sufficient funds available at the time any mandatory redemption upon a change of control is required.

    The events that constitute a change of control may also be events of default under the Company's other indebtedness. These events may permit the holders of this other indebtedness to accelerate repayment of the indebtedness and, if the indebtedness is not paid, to enforce security interests granted to the holder of this indebtedness, if any, in the Company's assets, thereby limiting the Company's ability to raise cash to redeem the notes.

YOUR ABILITY TO RESELL THE NOTES MAY BE LIMITED BECAUSE THERE IS NO PRIOR MARKET FOR THE NOTES, THE COMPANY DOES NOT INTEND TO LIST THE NOTES ON ANY SECURITIES EXCHANGE, IT DOES NOT INTEND TO OBTAIN A RATING FOR THE NOTES AND IT CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET FOR THE NOTES WILL DEVELOP.

    The notes are a new issue of securities for which there is currently no trading market. The Company does not intend to list the notes on any securities exchange or otherwise seek to make a market for the notes. The Company cannot assure you that a market for the notes will develop or that, if a market does develop, it will be an active or liquid market. Thus, if you wish to resell the notes you receive in the merger, you may have difficulty locating a potential purchaser or obtaining an adequate price from any potential purchaser you do locate.

EVEN IF A MARKET WERE TO DEVELOP FOR THE NOTES, THE PRICE OF THE NOTES COULD BE SUBJECT TO VOLATILITY.

    If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their face values, depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. If a market for the notes were to develop, this market may be subject to similar disruptions. In addition, the price of the notes may be further adversely affected by the Company's right to prepay the notes without premium at any time.

THE NOTES MAY BE AMENDED OR WAIVED WITH THE CONSENT OF HOLDERS REPRESENTING ONLY A MAJORITY OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE NOTES, INCLUDING HOLDERS THAT ARE AFFILIATED WITH THE COMPANY.

    The terms of the notes and the indenture governing the notes (other than those relating to the date on which principal and interest payments are due, the final maturity date, the principal amount, the interest rate, the place of payment, the currency in which payments are to be made and the waiver of payment defaults) may be amended, and compliance with the covenants in the notes and the indenture may be waived, by holders representing a majority of the outstanding principal amount of the notes. Following the merger, the Company's affiliate, AIP LLC, will own a majority of the outstanding principal amount of the notes and, as long as it maintains this ownership, will have the unilateral ability to approve any amendment or waiver. See "Description of the Notes and the Indenture--Modification of the Indenture."

        RISKS RELATED TO THE BUSINESS OF THE COMPANY, HAWAIIAN AND ALOHA

RECENT TERRORIST ATTACKS HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, HAWAIIAN'S, ALOHA'S AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

    The effects experienced by Hawaiian and Aloha from the September 11, 2001 terrorist attacks have included significant flight disruption costs caused by the FAA-imposed grounding of the U.S. airline industry's fleet, significantly increased security and other costs and lower yields. Further terrorist attacks on or involving commercial aircraft in flight could result in another grounding of Hawaiian's, Aloha's and, after the completion of the merger, the Company's fleet, and would likely result in significant reductions in load factor and yields, along with increased ticket refund and security and other costs. In addition, terrorist attacks not involving commercial aircraft, or the general increase in hostilities relating to reprisals against terrorist organizations or otherwise, could result in decreased load factors and yields for airlines, including Hawaiian, Aloha and, after the completion of the merger, the Company, and could also result in increased costs. For instance, fuel costs, which have declined since September 11, 2001, could escalate if oil-producing countries are impacted by hostilities or choose to reduce output, which could also impact fuel availability. Premiums for aviation insurance have increased substantially, and could escalate further, or could even become unavailable or available only for reduced amounts of coverage, which would result in Hawaiian's, Aloha's and, after the completion of the merger, the Company's failure to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by regulations. Due in part to the events of September 11, 2001, Hawaiian and Aloha expect the annual cost of their aviation insurance programs to increase from $3.6 million to $12.4 million and from $5.2 million to approximately $12.5 million, respectively. Additionally, war risk coverage or other insurance might cease to be available to Hawaiian, Aloha and, after the completion of the merger, the Company and their respective vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact their operations or costs. The Air Transportation Safety and System Stabilization Act (also known as the Stabilization Act) and the Aviation and Transportation Security Act (also known as the Aviation Security Act) mitigated the immediate effects of changes in the aviation insurance market by permitting the Secretary of Transportation to insure war and terrorist-related risks for air carriers and to reimburse air carriers for certain increased costs of coverage for risks arising from the operation of aircraft over those rates in effect for the period between September 4, 2001 and September 10, 2001 and to ensure that screeners and specified subcontractors of air carriers are not responsible in cases of acts of war for losses suffered by third parties that exceed the amount of the screeners' and specified subcontractors' liability coverage through indemnification agreements with the air carriers that are covered under the DOT war risk coverage. Pursuant to the Stabilization Act, the federal government has issued war risk coverage to U.S. air carriers through March 20, 2002, after which it is anticipated that the federal policy will be extended unless insurance for war risk coverage in necessary amounts is available from independent insurers. Hawaiian and Aloha have purchased from the federal government, through the DOT, third-party war risk insurance coverage above $100 million, in the case of Hawaiian, and $50 million, in the case of Aloha, up to a cap of twice the previous limit. The amount of this coverage may change and Hawaiian, Aloha and, after the completion of the merger, the Company may bear substantial losses from accidents or other events.

    For more information regarding the impact of the September 11, 2001 terrorist attacks, see "Industry Overview--Extraordinary Events," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Hawaiian" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Aloha."

    The impact of the terrorist attacks of September 11, 2001 and their aftermath and the sufficiency of Hawaiian's, Aloha's and, after the completion of the merger, the Company's financial resources to absorb that impact will depend on a number of factors, including:

    - the adverse impact of the terrorist attacks on the economy in general;

    - the level of air travel demand, business mix and yields;

    - Hawaiian's, Aloha's and, after the completion of the merger, the Company's ability to reduce their operating costs and conserve their financial resources, taking into account the increased costs they will incur as a consequence of the attacks;

    - Hawaiian's, Aloha's and, after the completion of the merger, the Company's ability to reduce costs to a level that takes into account the reduced size of their operation and the timing of those cost reductions;

    - Hawaiian's, Aloha's and, after the completion of the merger, the Company's ability to raise financing, particularly in light of both the willingness of financing sources to make financing available and limitations imposed by the federal government relating to the application for loan guarantees under the Stabilization Act;

    - the extent of uncompensated losses to Hawaiian and Aloha as a result of the terrorist attacks, their aftermath and the FAA's shutdown of the U.S. air traffic system;

    - any resulting declines in the values of the aircraft in the Company's fleet after the completion of the merger;

    - the extent of the benefits received by Hawaiian, Aloha and, after the completion of the merger, the Company under the Stabilization Act, taking into account any challenges to and interpretations or amendments of the Stabilization Act or regulations issued pursuant thereto; and

    - Hawaiian's, Aloha's and, after the completion of the merger, the Company's ability to retain their management and other employees in light of current industry conditions and their impact on compensation and morale.

    At this point, due in part to the lack of predictability of future traffic and yields, Hawaiian, Aloha and the Company are unable to estimate the impact on them of the events of September 11, 2001 and the sufficiency of their financial resources to absorb that impact, including the mitigating effects of recently increased traffic, the Stabilization Act and cost-cutting measures. However, given the magnitude of these unprecedented events and the possible subsequent effects, the adverse impact to

Hawaiian's, Aloha's and, after the completion of the merger, the Company's financial condition, results of operations and prospects may be material.

ALOHA IS NOT CURRENTLY IN COMPLIANCE WITH SPECIFIED FINANCIAL COVENANTS UNDER ITS DEBT AGREEMENTS.

    Aloha is not currently in compliance with specified financial covenants under its $20 million revolving credit facility and its $20 million loan agreement. Aloha is currently renegotiating these financial covenants, but there is no assurance that the negotiations will be successful. If renegotiation of the financial covenants is unsuccessful, Aloha's lenders could declare Aloha in default and seek to enforce their rights to accelerate repayment of the principal amounts under the revolving credit facility and the loan agreement. In this event, there can be no assurance that Aloha's assets would be sufficient to repay all of the principal amounts of its debt. In addition, any required acceleration of repayment could result in a material adverse effect on Aloha, including requiring it to dedicate a substantial portion of its cash from operations to the payment of the debt and making it more difficult for Aloha to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions.

THE AVIATION SECURITY ACT WILL IMPOSE ADDITIONAL COSTS AND MAY CAUSE SERVICE DISRUPTIONS.

    On November 19, 2001, the President signed into law the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the DOT. Under the Aviation Security Act, all screeners at airports will be federal employees, and substantially all elements of airline and airport security will be overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. The law, among other matters, mandates improved flight deck security, deployment of federal air marshals on board flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs, and enhanced background checks. Funding for airline and airport security under the law is provided by a new $2.50 per enplanement ticket fee (subject to a $5.00 per one-way trip cap), and another fee on air carriers estimated to total $700 million annually for all air carriers. Air carriers were required to begin collecting the new ticket fee from passengers, and became subject to the new tax on air carriers, beginning on February 1, 2002. The law requires that, beginning February 18, 2002, the Undersecretary of Transportation for Security will assume all civil aviation security functions and responsibilities, and that the Undersecretary may assume existing contracts for the provision of passenger screening services at U.S. airports for up to 270 days, after which all security screeners must be federal employees. In accordance with the Aviation Security Act, as of January 18, 2002, all checked baggage is required to be screened at all airports in the United States and all U.S. airports must have sufficient explosive detecting systems in place to screen all checked baggage with these systems by December 31, 2002. Implementation of the requirements of the Aviation Security Act will result in increased costs for Hawaiian, Aloha and, after the completion of the merger, the Company and for their passengers. Moreover, these requirements may result in service disruptions and delays.

HAWAIIAN, ALOHA AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY MAY BE ADVERSELY AFFECTED BY THE GENERAL ECONOMIC CLIMATE.

    Passenger demand and fare levels have in the past been influenced by, among other things, the general state of the economy (both internationally and domestically), international events, airline capacity and pricing actions taken by carriers. Domestically, from 1990 to 1993, the weak U.S. economy, turbulent international events and extensive price discounting by carriers contributed to unprecedented losses for U.S. airlines. After 1993, the U.S. economy improved and excessive price discounting abated. The airline industry is currently experiencing decline in traffic, particularly business traffic (which has a higher yield than leisure traffic), due to the recent slowing of growth in the U.S.

economy. Although passenger traffic has improved since the period immediately after September 11, 2001, traffic is down from the corresponding period in prior years. Hawaiian, Aloha and the Company anticipate that continuing soft economic conditions, domestically and globally, together with the lingering effects of the September 11, 2001 attacks, will continue to put pressure on the entire airline industry, including Hawaiian, Aloha and, after the completion of the merger, the Company.

HAWAIIAN, ALOHA AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY MAY EXPERIENCE DIFFICULTY FINDING, TRAINING AND RETAINING EMPLOYEES.

    Hawaiian's and Aloha's businesses are, and after the completion of the merger, the Company's business will be, labor-intensive; they require large numbers of qualified pilots, flight attendants, mechanics and other personnel. If Hawaiian, Aloha and, after the completion of the merger, the Company are unable to hire and retain qualified employees at a reasonable cost, they may be unable to compete effectively, which could adversely affect their operating results and their financial condition.

INCREASES IN HAWAIIAN'S, ALOHA'S AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY'S LABOR COSTS, WHICH CONSTITUTE A SUBSTANTIAL PORTION OF THEIR TOTAL OPERATING COSTS, MAY DIRECTLY IMPACT EARNINGS.

    Labor costs constitute a significant percentage of Hawaiian's and Aloha's total operating costs and, after the completion of the merger, will constitute a significant percentage of the Company's total operating costs. We have experienced and may continue to experience pressure to increase wages and benefits for their employees. For example, during the nine months ended September 30, 2001, Hawaiian's labor costs constituted approximately 30.2% of its total operating costs and Aloha's labor costs constituted approximately 39.0% of its total operating costs. Hawaiian has entered into collective bargaining agreements with its pilots, mechanics, flight attendants and dispatchers, which are amendable in 2004. Aloha Airlines has entered into collective bargaining agreements with its pilots, mechanics/clerks, flight attendants and dispatchers, which are amendable in June 30, 2002, January 1, 2003, August 31, 2003 and, December 31, 2002, respectively. IslandAir has entered into collective bargaining agreements with its pilots and dispatchers, which are amendable on November 30, 2003 and September 30, 2003, respectively. IslandAir's agreement with its clerical workers became amendable on May 31, 1997, however the union has not exhibited any desire to commence negotiations. IslandAir's first agreement with its mechanics, fuelers, supply clerks and customer service agents/flight attendants is currently being negotiated. Hawaiian, Aloha and, after the completion of the merger, the Company cannot assure you that future agreements with their employees' unions will be on terms in line with their expectations or comparable to agreements entered into by their competitors, and any future agreements may increase their labor costs or otherwise adversely affect Hawaiian, Aloha and, after the completion of the merger, the Company.

HAWAIIAN AND ALOHA, RESPECTIVELY, ARE PARTIES TO SEVERAL COLLECTIVE BARGAINING AGREEMENTS THAT LEAVE THEM VULNERABLE TO WORK INTERRUPTIONS AND/OR STOPPAGES DURING LABOR NEGOTIATIONS.

    Hawaiian is a party to six labor agreements with five unions--the International Association of Machinists and Aerospace Workers, the Air Line Pilots Association, International, the Association of Flight Attendants, the Transport Workers Union and the seven-member Communications Section Employees Union, which together cover approximately 86% of its employees. All contracts, except that with the seven-member Communications Section Employees Union, were renegotiated and amended in 2001. Hawaiian is currently in direct negotiations with the employees of the Communications Section Employees Union.

    Aloha Airlines and IslandAir negotiate their collective bargaining agreements independently. Aloha Airlines is a party to five labor agreements with four unions--the International Association of Machinists and Aerospace Workers (AFL-CIO), the Air Line Pilots Association, International, the Association of Flight Attendants and the Transport Workers Union, which together cover approximately 89% of its employees. IslandAir is a party to four labor agreement with four unions--the International

Association of Machinists and Aerospace Workers (AFL-CIO), the Air Line Pilots Association, International, the Transport Workers Union and the International Brotherhood of Teamsters, which together cover approximately 84% of its employees.

    Hawaiian's, Aloha's and, after the completion of the merger, the Company's ability to negotiate with their employees is limited by the terms of these agreements. Negotiation of these agreements could result in an increase in compensation and benefit costs. If Hawaiian, Aloha and, after the completion of the merger, the Company are unable to reach an agreement with any of their unionized work groups on the terms of their collective bargaining agreements, they may be subject to work interruptions and/or stoppages. If, during or prior to labor negotiations, Hawaiian, Aloha and, after the completion of the merger, the Company experience work stoppages or other labor difficulties, their operations may be hampered or halted. This could have a material adverse effect on their reputation and operations.

HAWAIIAN AND ALOHA RELY UPON THEIR RESPECTIVE RELATIONSHIPS WITH AMERICAN AND UNITED AND WOULD BE ADVERSELY AFFECTED BY ANY INTERFERENCE WITH THESE RELATIONSHIPS, INCLUDING AS A RESULT OF ANY OBJECTION TO THE MERGER.

    Currently, and through the middle of 2003, American Airlines, Inc. is responsible for maintenance on all of Hawaiian's DC-10 aircraft (leased and owned), except for the DC-10 aircraft Hawaiian leases from Continental
Airlines, Inc., for which Continental provides maintenance services. American and Hawaiian are currently negotiating the continuation of maintenance services for these aircraft through the termination of the respective leases. If American terminates the maintenance arrangement, Hawaiian would have to seek an alternate source of maintenance service or undertake to maintain these DC-10s internally. We cannot guarantee that Hawaiian would be able to do so on a basis that is as cost-effective as the American maintenance arrangement.

    In addition, Hawaiian participates in American's
AAdvantage-Registered Trademark- frequent flyer program, which enables passengers to use their Hawaiian Airlines frequent flyer miles on American flights and provides passengers to Hawaiian from American frequent flyers. Hawaiian also has a code sharing agreement with American that gives Hawaiian exposure to a larger number of customers. American may not view the merger as favorable to American and therefore may withhold its consent to the transfer to the Company of specified rights held by Hawaiian as a result of the merger. If American withholds its consent or Hawaiian or the Company is unable to continue in these programs or participate in comparable programs offered by other airlines, Hawaiian's and, after the completion of the merger, the Company's operations may be adversely affected.

    Aloha has been associated with United Airlines and has participated in United's Mileage Plus frequent flier program for over 10 years. Aloha has benefited from this association with United by being the preferred interisland carrier for connecting United passengers arriving in Hawaii and by being exposed to United's customer base through awarding miles to program members who travel on Aloha's flights. In addition, by using travel on United's routes as an award, Aloha has strengthened its own frequent flier program, AlohaPass. During the mid-1990s, this relationship was further strengthened through a code sharing arrangement with United that increased the visibility of Aloha's flights in computerized reservations systems. United may not view the merger as favorable to it and may withhold its consent to the transfer to the Company of specified rights held by Aloha as a result of the merger. If United withholds its consent and Aloha or the Company is unable to continue in these programs or to participate in comparable programs offered by other airlines, Aloha's and, after completion of the merger, the Company's operations may be adversely affected.

HAWAIIAN AND ALOHA RELY ON THIRD PARTIES TO PROVIDE NECESSARY FACILITIES AND SERVICES.

    Hawaiian has entered into agreements with contractors, including American, Northwest Airlines, Inc., Continental, Delta Air Lines and other companies to provide some of the facilities and services required for its operations, including aircraft leasing and maintenance, code sharing, reservations, computer services, frequent flyer programs, passenger processing, ground facilities, baggage and cargo handling and personnel training. Aloha has similar agreements with contractors, including United, EDS, Air New Zealand, Cascade Aerospace, Inc., Hallmark Aviation Services, Inc., Worldwide Flight Services, Inc. and other companies. This reliance on third parties to provide services subjects Hawaiian, Aloha and, after completion of the merger, the Company to the risk that these services could be discontinued without adequate replacement services being available. In some cases, these agreements may be terminated by these third parties, and penalties may be payable, as a result of the merger unless Hawaiian or Aloha, as the case may be, obtains their consent.

HAWAIIAN, ALOHA AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY MAY BE AFFECTED BY FACTORS BEYOND THEIR CONTROL, INCLUDING WEATHER CONDITIONS AND THE AVAILABILITY AND COST OF FUEL.

    Generally, revenue for airlines depends on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed, which could adversely affect Hawaiian's, Aloha's and, after the completion of the merger, the Company's operating results and their financial condition.

    Additionally, fuel costs are a significant portion of Hawaiian's, Aloha's and, after the completion of the merger, the Company's total operating costs. For example, fuel costs constitute approximately 19.0% and 20.5% of Hawaiian's total operating costs, and approximately 13.9% and 15.2% of Aloha's total operating costs for the nine-month period ended September 30, 2001 and the year ended December 31, 2000, respectively. Fuel prices are extremely volatile. Several factors can have an effect on fuel prices, including economic and political events throughout the world and applicable fuel taxes. Hawaiian, Aloha and the Company can neither predict nor control near- or longer-term fuel prices, and their ability to pass on increased fuel costs through fare increases is limited by several factors, including economic and competitive conditions, although Hawaiian attempts to hedge against those risks using derivative financial instruments. Significant increases in fuel costs would materially affect Hawaiian's, Aloha's and, after the completion of the merger, the Company's operating results.

HAWAIIAN UTILIZES DERIVATIVE FINANCIAL INSTRUMENTS THAT EXPOSE IT TO RISKS OF LOSSES.

    Hawaiian utilizes heating oil forward contracts to manage market risks and hedge its financial exposure resulting from fluctuations in its aircraft fuel costs. It employs a strategy whereby crude oil contracts are used to cover up to 45% of its anticipated aircraft fuel needs on a rolling 12 month basis. These forward contracts expose Hawaiian and, after the completion of the merger, the Company to potential losses in the event of crude oil price fluctuations. Hawaiian experienced net realized and unrealized losses on such contracts amounting to $2.4 million for the nine-month period ended September 30, 2001. Aloha does not use any derivative financial instruments.

HAWAIIAN'S, ALOHA'S AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY'S PROFITABILITY IS DEPENDENT ON TOURISM IN HAWAII.

    Hawaiian's, Aloha's and, after the completion of the merger, the Company's operations are limited almost exclusively to flights to, from and among the Hawaiian Islands. This means that profitability is linked to the number of travelers to, from and among the Hawaiian Islands. Most people who travel to Hawaii are tourists. Because tourism levels are related to discretionary income, the level of Hawaii tourism depends largely on the strength of the economies in the areas that tourists come from, particularly California and certain Asian countries, especially Japan. Hawaiian tourism also depends upon the popularity of Hawaii as a tourist destination. From time to time, various events and industry-specific problems, such as strikes, have had a negative impact on tourism in Hawaii. In addition, the terrorist attacks that occurred on September 11, 2001 have had and may continue to have a material adverse affect on Hawaii tourism. According to statistics published by the state of Hawaii's Department of Business, Economic Development and Tourism, for the year ended December 31, 2001, visitors arriving on domestic flights to Hawaii totaled approximately
4.2 million, a decrease of 5.1% from the same period in 2000. During the same period, visitors arriving on international flights totaled approximately
2.1 million, a decrease of 16.2%. Overall visitor arrivals for the last three months of 2001 totaled approximately 1.3 million, a decrease of 24.4% from the same period in 2000.

    Significant obstacles to growth in Hawaii passenger traffic have been and will continue to include the following:

    DEPRESSED HAWAII ECONOMY.

    Apart from the year ended December 31, 2000, the local Hawaii economy has stagnated over the past decade. This stagnation is due to a variety of factors, including declines in outside capital investment, sluggish tourism, reduced military spending and a reduction in the Hawaii sugar and pineapple industries. Since 1991, Hawaii has experienced record bankruptcies, rising foreclosures, business failures and continued job losses. Additionally, Hawaiian and Aloha have been, and in the future Hawaiian, Aloha and, after completion of the merger, the Company may be, adversely affected by interisland shipping, labor or similar strikes which, although Hawaiian, Aloha and, after completion of the merger, the Company may not be directly involved, could have a material adverse effect on their results of operations.

    COMPETING LEISURE TRAVEL INDUSTRIES.

    Major leisure travel destinations continue to compete with Hawaii for the leisure traveler. The vacation cruise industry has recently enjoyed a resurgence; however, the cruise industry has suffered from the negative effects on the travel industry generally as a result of the September 11, 2001 terrorist attacks. The recent downturn of the leisure travel industry in some cases results in positive effects for Hawaiian due to the decreased competition. However, the recent bankruptcy of Renaissance Cruises in September 2001 and other cruise operators has resulted in a significant loss of revenue for Hawaiian, which had entered into an agreement with Renaissance Cruises in April 2001 to provide charter service to Renaissance Cruises between Los Angeles and Papeete. Areas such as Mexico, the Caribbean, Europe and domestic leisure attractions, such as theme parks and Las Vegas, have undertaken effective promotional and marketing activities. This has resulted in increased competition for tourism business.

TRAVEL TO HAWAII IS SEASONAL.

    Hawaiian, Aloha and the Company believe that Hawaii is generally a popular destination for seasonal vacation travelers. Fewer people travel to Hawaii during January through March, with strong travel periods occurring during June, July, August and December. Many of Hawaiian's and Aloha's costs do not and, after the completion of the merger, the Company's costs will not, vary significantly regardless of traffic levels. As a result, during the slower, off-peak months, Hawaiian and Aloha experience and, after the completion of the merger, the Company may experience lower profits or losses and less liquidity. In addition, during off-peak periods, Hawaiian, Aloha and, after completion of the merger, the Company may attempt to increase passenger traffic by discounting fares, which may have an additional downward impact on profits and liquidity.

THE AIRLINE INDUSTRY IS CYCLICAL.

    In addition to the seasonality of travel to Hawaii, the airline industry in general is a highly cyclical business with substantial volatility. Airlines frequently experience high short-term cash requirements. This is caused by seasonal fluctuations in traffic, which often put a drain on cash during off-peak periods, and various other factors, including price competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of airline travel, both personal and, to a lesser extent business, is discretionary, the industry tends to experience adverse financial results in general economic downturns. Airlines require substantial liquidity to continue operating under most conditions. The airline industry also has low gross profit margins and revenues that vary to a substantially greater degree than do the related costs. Therefore, a significant shortfall from expected revenue levels could have a material adverse effect on Hawaiian's, Aloha's and, after the completion of the merger, the Company's operations. Working capital deficits are not uncommon in the airline industry since airlines typically have no product inventories and ticket sales not yet flown are reflected as current liabilities.

THE COMPANY, HAWAIIAN AND ALOHA ARE VULNERABLE TO COMPETITION.

    The airline industry is highly competitive and industry earnings are volatile. Hawaiian and Aloha compete, and, after the completion of the merger, the Company will compete not only with regional airlines, some of which operate as code-sharing partners of major airlines, but also with low-fare airlines and major airlines on many of their routes. Some of these airlines are larger and have significantly greater financial and other resources than those of Hawaiian, Aloha and, after the completion of the merger, the Company. Moreover, many airlines offer reduced discount fares in order to attract customers. In addition, there are several new carriers in the industry that have low cost structures, and competitors could rapidly enter markets Hawaiian, Aloha and, after the completion of the merger, the Company serve and quickly discount fares. If Hawaiian's, Aloha's and, after the completion of the merger, the Company's competitors offer discounted fares, Hawaiian, Aloha and, after the completion of the merger, the Company may lower their fares as well in order to remain competitive. This may result in lower profits for Hawaiian, Aloha and, after the completion of the merger, the Company. The airline industry is particularly susceptible to price discounting because airlines incur only nominal variable costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect Hawaiian's, Aloha's and, after the completion of the merger, the Company's operating results and financial condition. If Hawaiian's, Aloha's and, after the completion of the merger, the Company's competitors offer broadly-available, deeply-discounted fares, this could cause lower profits for the entire industry and could reduce fares to levels where Hawaiian, Aloha and, after completion of the merger, the Company would be unable to earn a profit. Due to its relative smaller size, each of Hawaiian, Aloha and, after the completion of the merger, the Company may be less able than larger airlines to withstand aggressive marketing tactics or a prolonged fare war initiated by its larger competitors.

    The major airlines compete with regional Hawaii carriers on flights between Hawaii and the mainland. In addition, the major airlines increasingly fly directly to lesser served cities in Hawaii and thereby decrease the need of passengers on those flights to use Hawaiian's or Aloha's interisland service to get to and from their ultimate destinations in Hawaii. Moreover, although the Company will likely be the leading interisland carrier upon the completion of the merger, the provision of interisland service is vulnerable to competition because:

    - there are no assigned gates at Hawaii airports;

    - there are a large number of excess gates;

    - the state controls the airport system; and

    - since September 11, 2001, there are a large number of excess aircraft available.

    Since the announcement of the merger, there have also been news reports of third parties that intend to provide competing interisland air and ferry services.

THE AIRLINE INDUSTRY HAS HIGH OPERATING LEVERAGE, AND AIR CARRIERS ARE THEREFORE VULNERABLE TO A DECREASE IN PROFITS.

    Airlines, including Hawaiian and Aloha, operate, and, after completion of the merger, the Company will operate, with high financial and operating leverage. The expenses of each flight change only marginally based on the number of passengers carried--they are generally fixed costs. However, the amount of revenue earned from a particular flight does depend on the number of passengers carried. As a result, a decrease in the number of passengers carried, while causing a decrease in revenue, may also result in a disproportionately greater decrease in profits, because Hawaiian's, Aloha's and, after the completion of the merger, the Company's expenses would remain substantially the same.

HAWAIIAN AND ALOHA ARE, AND, AFTER THE COMPLETION OF THE MERGER, THE COMPANY WILL BE, SUBJECT TO EXTENSIVE REGULATORY OVERSIGHT AND TAXES.

    In addition to the impact of the Aviation Security Act, Hawaiian and Aloha are, and after the completion of the merger, the Company will be, extensively regulated by the DOT and the FAA, among other agencies. The DOT may review Hawaiian's, Aloha's and, after the completion of the merger, the Company's economic authority at any time and impose fines or other sanctions, including the revocation of required certificates, for violations of law or regulations. The FAA also may review Hawaiian's, Aloha's and, after the completion of the merger, the Company's, operating authority, conduct safety audits of its operations, aircraft and employees and impose fines and other sanctions, including the revocation of required certificates of Hawaiian, Aloha and, after the completion of the merger, the Company, and their respective employees, who are generally licensed by the FAA, if Hawaiian's, Aloha's or, after the completion of the merger, the Company's employees violate aviation safety, security or other regulations. In the last several years, the FAA has issued a number of maintenance directives and other regulations that affect the airline industry. FAA requirements cover, among other things, retirement of older aircraft, security door and other measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft. Hawaiian, Aloha and the Company cannot predict what new air worthiness directives will be issued or how they will affect Hawaiian, Aloha and the Company. Hawaiian, Aloha and, after the completion of the merger, the Company expect to continue to spend as yet undetermined amounts of money performing, among other things, inspections, repairs and modifications of its aircraft to comply with these new regulations.

    Additional laws can be passed by Congress and regulations have been and can be promulgated by the FAA and DOT that could significantly increase Hawaiian's, Aloha's and, after the completion of the merger, the Company's operating costs. For instance, "passenger bill of rights" legislation has been introduced in Congress that would, among other things, require the payment of compensation to passengers as a result of some delays and limit the ability of carriers to prohibit or restrict usage of some tickets in manners currently prohibited or restricted. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Also, Hawaiian and Aloha do not, and, after the completion of the merger, the Company will not, own routes or takeoff and landing slots in general. To the extent they are regulated, these rights are conditional and may be removed by action of the relevant agency. In addition, international treaties regulate the award of international routes to U.S. carriers, which are amended from time to time. Hawaiian, Aloha and the Company cannot predict what additional laws and regulations will be adopted or what changes to these treaties will be made, if any, or how they will affect Hawaiian, Aloha and, after the completion of the merger, the Company.

    Hawaiian and Aloha are, and, after the completion of the merger, the Company will be, also subject to regulation or oversight by federal agencies other than the FAA and DOT, such as the U.S. Postal Service, the Customs Service and the Department of Agriculture, as well as various state agencies. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act.

    Hawaiian and Aloha believe that they are, and, after the completion of the merger, the Company expects that it will be, in compliance with all requirements necessary to maintain their respective operating authorities granted by the DOT and air carrier operating certificates issued by the FAA. Any change, suspension or termination of any of the DOT or FAA authorizations or certificates could have a material adverse effect upon Hawaiian, Aloha and, after the completion of the merger, the Company.

    The airline industry is subject to various passenger, cargo and fuel taxes, which change from time to time. Hawaiian and Aloha have changed, and, after the completion of the merger, the Company will continue to change, their respective fares in response to any enacted tax changes, depending on prevailing market conditions. Hawaiian, Aloha and, after the completion of the merger, the Company cannot be certain that they will be able to maintain their current fare levels or predict the effects on their fares should these taxes lapse and/or be reinstated.

BECAUSE AIP CURRENTLY CONTROLS HAWAIIAN, THE SIGNIFICANCE OF THE VOTING RIGHTS OF THE MINORITY SHAREHOLDERS OF HAWAIIAN IS REDUCED.

    AIP and John W. Adams own approximately 53.2% of Hawaiian common stock. John
W. Adams, chairman of the board of directors of Hawaiian, is the sole shareholder of the general partner of AIP and controls the voting of AIP's shares. Hawaiian's amended by-laws give AIP the right to nominate six of the 11 directors of Hawaiian until AIP ceases to own at least 35% of the Hawaiian common stock. In addition, through its share ownership, AIP has the power to prevent any shareholder action from being approved if it does not vote in favor of the proposed action.

VARIOUS PROVISIONS MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE HAWAIIAN.

    AIP's substantial ownership interest in Hawaiian's common stock could make it more difficult for a third party to acquire Hawaiian. A potential buyer would probably not be able to acquire Hawaiian without AIP's consent or its participation in the transaction.

    Hawaiian's articles of incorporation and by-laws include a number of provisions that may discourage a third party from trying to launch a non-negotiated takeover of Hawaiian. These provisions include:

    - a restriction on action by written consent of the shareholders, unless such consent is unanimous;

    - a prohibition against cumulative voting;

    - requirements as to the qualifications for directors;

    - restrictions on the filling of vacancies of board seats; and

    - restrictions on the ability of shareholders to amend the articles of incorporation and by-laws.

    Hawaiian's articles of incorporation allow Hawaiian to issue up to 2,000,000 shares of preferred stock. The board of directors of Hawaiian has the right to determine the particular terms of this preferred stock. Accordingly, the Hawaiian board of directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of holders of the common stock. The issuance of shares of preferred stock may make it more difficult for a buyer to acquire or take control of Hawaiian.

    The Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or having control of a U.S. air carrier. Hawaiian's articles of incorporation prohibit non-US citizens from owning more than 25% of the voting stock of Hawaiian. As of January 31, 2002, Hawaiian believes that non-US citizens held less than 13% of its voting stock. This foreign ownership restriction limits the ability of a non-U.S. citizen to acquire a controlling block of Hawaiian common stock.

    Hawaiian has a shareholders' rights plan. This plan provides that, subject to the discretion of the Hawaiian board of directors over specific matters, if Hawaiian is acquired or a buyer acquires more than 15% of the outstanding common stock of Hawaiian, it would issue to its shareholders, other than the buyer, shares of Hawaiian's Series A junior participating cumulative preferred stock or additional shares of common stock at a discount. This would substantially dilute the buyer's ownership interest in Hawaiian. By a resolution adopted at the meeting on December 18, 2001, the Hawaiian board of directors has exempted the merger and the AIP merger from the shareholders' rights plan.

HAWAIIAN AND ALOHA DO NOT TYPICALLY PAY DIVIDENDS, AND THE COMPANY EXPECTS THAT IT WILL NOT PAY DIVIDENDS.

    Neither Hawaiian nor Aloha has paid cash dividends on its common stock in the last several years. Moreover, Hawaiian and Aloha are each prohibited from paying dividends by the terms of their most restrictive credit facilities. After the merger, the Company intends to retain its earnings, if any, to finance the development and growth of the combined business.

SHARES ELIGIBLE FOR FUTURE SALE COULD IMPACT HAWAIIAN'S STOCK PRICE.

    Since 1995, the price range of the Hawaiian common stock has varied widely. The price of Hawaiian common stock may be subject to significant fluctuation in the future, including as a result of the availability of shares for future sale. Substantially all of the outstanding shares of Hawaiian common stock, other than shares held by officers, directors and other affiliates of Hawaiian, are freely tradable. Shares of Hawaiian common stock held by affiliates of Hawaiian are subject to limitations on the number of shares that may be sold unless the sale of the shares is registered or is exempt from registration under the Securities Act.

    AIP has registration rights for the shares of Hawaiian common stock it holds. AIP can, on up to two occasions, require Hawaiian to register all or any portion of AIP's shares under the Securities Act, at Hawaiian's expense. In addition, if Hawaiian registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP has the right to include its shares in the registration.

    In addition, as of January 31, 2002, there were up to 3,018,000 shares of Hawaiian common stock reserved for issuance pursuant to the options granted under the Hawaiian 1994 Stock Option Plan, the 1996 Stock Incentive Plan and the 1996 Non-Employee Director Stock Option Plan. Hawaiian was also obligated to issue, as of January 31, 2002, up to 1,166,470 shares of Hawaiian common stock to its pilots under the pilots' 401(k) plan. As of January 31, 2002, Hawaiian's various 401(k) plans held an aggregate of approximately 5% of the outstanding shares of Hawaiian common stock. Sales of these shares, depending on the volume, could adversely affect the trading prices of Hawaiian common stock and, after the completion of the merger, the Company common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This joint proxy statement/prospectus contains forward-looking statements with respect to the merger and the related transactions and the financial condition, results of operations, plans, objectives, future performance and business of Hawaiian, Aloha and the Company which we believe are covered by the Private Securities Litigation Reform Act of 1995. In addition, oral statements made from time to time by representatives of the Company, TurnWorks, Hawaiian and Aloha may also be covered by this Act. Statements in this joint proxy statement/prospectus and the oral statements referred to above that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements include:

    - financial projections, pro-forma financial data and estimates;

    - statements regarding plans, objectives and expectations of Hawaiian, Aloha and the Company or their respective boards of directors with respect to future operations;

    - statements regarding future economic performance;

    - statements relating to the assumptions underlying projections, estimates and performance; and

    - statements relating to the estimated size and growth of relevant markets.

    When used in this joint proxy statement/prospectus, the words "anticipates," "believes," "expects," "intends," "estimates," "plans," and similar expressions as they relate to Hawaiian, Aloha or the Company or the management of any of these companies are intended to identify these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements attributable to Hawaiian, Aloha or the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. None of Hawaiian, Aloha or the Company undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws or as set forth in the registration statement on Form S-4 that contains this joint proxy statement/prospectus.

    In making any of these statements, the expectations are believed to be based on reasonable assumptions. However, there are numerous risks, uncertainties and important factors, most of which are difficult to predict and are generally beyond the control of Hawaiian, Aloha and the Company, that could cause actual results to differ materially from those in forward-looking statements. These include:

    - those discussed or identified from time to time in Hawaiian's and the Company's public filings with the SEC;

    - specific risks or uncertainties associated with the expectations of Hawaiian, Aloha and the Company with respect to:

       --  the timing, completion or tax status of the merger;

       -- the accounting treatment of the merger and changes in accounting rules and principles;

       --  the value of the merger consideration;

       --  growth prospects;

       --  market positions;

       --  earnings per share;

       --  cost savings;

       -- the ability to integrate Aloha and Hawaiian and realize synergies and savings;

       -- the ability to renegotiate aircraft leases with manufacturers in a manner that would permit fleet rationalization;

       --  profitability resulting from the merger;

       --  labor costs and unrest;

       --  regulatory developments;

       --  the outcome of shareholder litigation;

       --  competition;

       --  load factors;

       --  fuel costs;

       --  low-fare carrier expansion;

       --  capacity decisions of other carriers;

       --  strategic decisions of management;

       --  the effect of foreign exchange rate fluctuations;

       -- the successful completion and integration of acquisitions that complement and expand the Company's business capabilities;

       --  restructuring; and

    - general economic conditions such as:

       --  changes in interest rates and the performance of the markets;

       --  changes in domestic and foreign laws, regulations and taxes;

       --  changes in competition and pricing environments;

       --  the threat of terrorist attacks;

       --  general market and industry conditions; and

       --  pricing.

    Further discussion of many of these factors is presented under "Risk Factors." The actual results, performance or achievements of Hawaiian, Aloha and the Company could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by forward-looking statements will occur, or if they do, what impact they will have on the results of operations and financial condition of Hawaiian, Aloha and the Company.

                    SPECIAL MEETING OF HAWAIIAN SHAREHOLDERS

    The Hawaiian board of directors is soliciting proxies from the holders of Hawaiian common stock and special preferred stock for use at the special meeting of Hawaiian shareholders and at any adjournments or postponements of the meeting. This joint proxy statement/prospectus, together with the form of proxy, is expected to be first mailed to holders of Hawaiian common stock and special
preferred stock on or about   -  , 2002.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    The date, time and place of the special meeting of Hawaiian shareholders is as follows:

Date of the Meeting                 -, 2002

Time of the Meeting                 [10 a.m.], Hawaii standard time

Place of the Meeting                [Regency Room at the Royal Hawaiian Hotel, 2259
                                    Kalakaua Avenue Honolulu, Hawaii]

SHAREHOLDER VOTES TO BE HELD AT THE SPECIAL MEETING

    The special meeting of Hawaiian shareholders will be held to:

    1. Consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger, dated as of December 19, 2001, by and among Aloha Airgroup, Inc., Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and TurnWorks, Inc., which agreement is included in this joint proxy statement/prospectus as Appendix I;

    2. Consider and vote on a proposal to approve the 2002 Stock Incentive Plan of Aloha Holdings, Inc. (the name of the combined company after the merger), which plan is included in this joint proxy statement/prospectus as Appendix II; and

    3. Conduct any other business which may properly come before the special meeting or any adjournment or adjournments of the special meeting.

RECORD DATE; OUTSTANDING SHARES

    Hawaiian fixed the close of business on February 8, 2002 as the record date for the special meeting. Only holders of record of shares of Hawaiian common stock and special preferred stock on the record date are entitled to notice of and to vote at the special meeting. On the record date, there were 34,150,809 shares of Hawaiian common stock outstanding and entitled to vote at the special meeting, held by 1,030 shareholders of record. Additionally, there were seven shares of Hawaiian special preferred stock outstanding and entitled to vote at the special meeting, held by four shareholders of record. Of those common and special preferred shares, 18,269,964, or approximately 53.5%, were held by directors and officers of Hawaiian and their affiliates.

    Hawaiian believes that approximately 46.6% of the shares of Hawaiian common and special preferred stock will constitute "qualified shares" under Hawaii law. Generally, qualified sharesare those shares that, to the knowledge of the officer or agent of Hawaiian authorized to tabulate votes, are not beneficially owned or controlled by a director who has a conflicting interest relating to the merger agreement or by a person who has certain relationships with such a director. We expect that the following shares will not constitute qualified shares, but a final determination on this issue will not be made until the time of the special meeting:

    - the 18,212,647 shares of Hawaiian common and preferred stock held by AIP and its affiliates, including John W. Adams, chairman of the board of Hawaiian;

    - the 10,000 shares of Hawaiian common stock held by Paul J. Casey, the chief executive officer and vice chairman of the board of Hawaiian, and the 4,500 shares of Hawaiian common stock held by a daughter of Mr. Casey;

    - the 6,765 shares of Hawaiian common stock held by Robert G. Coo, a director of Hawaiian and brother-in-law of John W. Adams; and

    - the 18,000 shares and 1,000 shares of Hawaiian common stock held by Edward
      Z. Safady and Thomas J. Trzanowski, respectively, directors of Hawaiian and employees of affiliates of John W. Adams.

Hawaiian believes that the 17,052 shares of Hawaiian common stock held by the other directors of Hawaiian on the record date are qualified shares.

VOTE AND QUORUM REQUIREMENTS; VOTING COMMITMENT OF AIP

    Holders of Hawaiian common stock and special preferred stock are entitled to one vote per share. Votes cast by these holders will be counted to determine whether the merger proposal has been approved by the affirmative votes of:

    - holders of 75% of all issued and outstanding shares of Hawaiian common stock and special preferred stock, voting together as a single class;

    - holders of a majority of the shares of Hawaiian special preferred stock represented at the special meeting; and

    - holders of a majority of all issued and outstanding qualified shares of Hawaiian common stock and special preferred stock, voting together as a single class, as required to satisfy a condition precedent in the merger agreement to the obligations of all parties to complete the merger.

    The approval of the 2002 Stock Incentive Plan of the Company will require the affirmative vote of a majority of the votes cast on the proposal by the holders of shares of Hawaiian common stock and special preferred stock, voting as a single class.

    Under Hawaiian's amended by-laws, a majority of the outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum at the special meeting. In addition, holders of a majority of the shares of special preferred stock and holders of a majority of all "qualified shares," represented in person or by proxy, in each instance constitutes a quorum for purposes of the votes required of those separate voting groups.

    AIP has committed to vote the shares of Hawaiian common stock and special preferred stock beneficially owned by it in favor of the merger proposal. For a summary of AIP's commitment, see "Ancillary Agreements--AIP Voting Agreement." As of the record date, AIP beneficially owned approximately 53.2% of the issued and outstanding shares of Hawaiian common stock and four of the seven shares of Hawaiian's special preferred stock. The voting of all of AIP's shares in favor of the merger proposal and the 2002 Stock Incentive Plan will assure the necessary vote for the approval of the 2002 Stock Incentive Plan and of the voting group comprised of the holders of special preferred stock. AIP's share holdings are insufficient to ensure that the 75% voting requirement will be satisfied and its shares will be disregarded for purposes of calculating the vote of holders of qualified shares of Hawaiian.

    Abstentions and broker non-votes will be considered present at the special meeting for the purpose of all quorum calculations. However, because approval of the merger proposal requires approval by:

    - holders of 75% of all issued and outstanding shares of Hawaiian's common stock and special preferred stock; and

    - holders of a majority of all issued and outstanding "qualified shares" of Hawaiian capital stock,

abstentions and broker non-votes will have the same effect as a negative vote.

PROXIES

    - COMPLETED PROXIES. If you sign, complete and return your proxy card and Hawaiian receives the proxy card prior to or at the special meeting, your proxy will be voted as you instructed. [You may also vote by telephone or via the internet by following the instructions on the proxy card.]

    - PROXIES WITHOUT INSTRUCTIONS. If you sign and return a proxy card but do not provide instructions as to your vote, your proxy will be voted for the merger proposal and the proposal to approve the 2002 Stock Incentive Plan.

    - BROKER INSTRUCTIONS. Under applicable stock exchange rules, brokers who hold Hawaiian common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the merger proposal or the proposal to approve the 2002 Stock Incentive Plan without specific instructions from those customers. If you are the beneficial owner of shares held in street name by a broker, please give instructions to your broker on how to vote your shares or else a proxy submitted by your broker will be a non-vote as to your shares, which will have the same effect as a vote against the merger proposal and the 2002 Stock Incentive Plan.

    - OTHER MATTERS. Hawaiian does not expect that any matters other than the merger proposal and the proposal to approve the 2002 Stock Incentive Plan will be raised at the special meeting. If, however, other matters are properly raised at the meeting, giving due effect to any requirements of law, Hawaiian's restated articles of incorporation or amended by-laws with respect to notice, the persons named as proxies will vote in accordance with the recommendation of the Hawaiian board.

    - REVOCABILITY OF PROXIES. If you sign and return a proxy card, you may revoke your proxy at any time prior to its use. In order to revoke your proxy, you must deliver a signed notice of revocation to Hawaiian's secretary or you must deliver a later dated proxy changing your vote. Alternatively, you may choose to attend the special meeting and vote in person. However, simply attending the meeting will not in itself constitute the revocation of your proxy if you do not cast a vote at that time.

    - COSTS OF SOLICITATION. Hawaiian and Aloha will each pay one-half of the expense of printing and mailing this document. Proxies will be solicited through the mail [, by telephone and the internet] and directly by officers, directors and regular employees of Hawaiian not specifically employed for this purpose, without additional compensation. Hawaiian will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. Hawaiian has engaged Mellon Investor Services, LLC to represent it in connection with the solicitations of proxies and will pay Mellon a customary fee for its services and reimburse its expenses.

    PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD. We will mail you a separate transmittal form with instructions for the surrender of your certificates as soon as practicable after the completion of the merger.

                     SPECIAL MEETING OF ALOHA SHAREHOLDERS

    The Aloha board of directors is soliciting proxies from the holders of Aloha common stock and Series B preferred stock for use at the special meeting of Aloha shareholders and at any adjournments or postponements of the meeting. This joint proxy statement/prospectus, together with the form of proxy, is expected to be first mailed to holders of Aloha common stock and Series B preferred stock
on or about   -  , 2002.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    The date, time and place of the special meeting of Aloha shareholders is as follows:

Date of the Meeting                 -, 2002

Time of the Meeting                 [10 a.m.], Hawaii standard time

Place of the Meeting                [LOCATION], [LOCATION ADDRESS]

SHAREHOLDER VOTES TO BE HELD AT THE SPECIAL MEETING

    The special meeting of Aloha shareholders will be held to:

    1. Consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger, dated as of December 19, 2001, by and among Aloha Airgroup, Inc., Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and TurnWorks, Inc., which agreement is included in this joint proxy statement/prospectus as Appendix I;

    2. Consider and vote on a proposal to approve the 2002 Stock Incentive Plan of Aloha Holdings, Inc. (the name of the combined company after the merger), which plan is included in this joint proxy statement/prospectus as Appendix II; and

    3. Conduct any other business which may properly come before the special meeting or any adjournment or adjournments of the special meeting.

RECORD DATE; OUTSTANDING SHARES

    Aloha fixed the close of business on February 8, 2002 as the record date for the special meeting. Only holders of record of shares of Aloha common stock and Series B preferred stock on the record date are entitled to notice of and to vote at the special meeting. On the record date, there were 7,370,166 shares of Aloha common stock outstanding and entitled to vote at the special meeting, held by 40 shareholders of record. Of those shares, approximately 96.45% were held by directors and officers of Aloha and their affiliates.

    Additionally, there were 5,308 shares of Aloha Series B preferred stock outstanding and entitled to vote at the special meeting, held by 16 shareholders of record that are affiliates of specified directors of Aloha.

VOTE AND QUORUM REQUIREMENTS; VOTING COMMITMENT OF PRINCIPAL SHAREHOLDERS OF
  ALOHA

    Holders of Aloha Class A common stock are entitled to one vote per share. Holders of Aloha Class B common stock are entitled to 10 votes per share. Holders of Series B preferred stock are entitled to 625 votes per share.

    The approval of the merger proposal will require the affirmative votes of holders of 75% of all votes attaching to the issued and outstanding shares of Aloha common stock and Series B preferred stock, voting together as a single class.

    The approval of the 2002 Stock Incentive Plan of the Company will require the affirmative vote of a majority of the votes cast on the proposal by the holders of shares of Aloha common stock and Series B preferred stock, voting together as a single class.

    Under Aloha's amended by-laws, a majority of the outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum at the special meeting.

    Specified principal shareholders of Aloha have committed to vote the shares of Aloha capital stock beneficially owned by them in favor of the merger proposal and the 2002 Stock Incentive Plan. For a summary of the commitment made by the principal shareholders of Aloha, see "Ancillary Agreements--Aloha Principal Shareholders' Voting Agreement." As of the record date, these principal shareholders of Aloha who signed the Aloha principal shareholders' voting agreement beneficially owned shares of Aloha stock which, in the aggregate, represent approximately 82.6% of the votes attaching to all of Aloha's outstanding shares. The voting of all of the shares owned by these principal shareholders of Aloha in favor of the merger proposal and the 2002 Stock Incentive Plan will assure the necessary shareholder vote.

    Abstentions will be considered present at the special meeting for the purpose of all quorum calculations.

PROXIES

    - COMPLETED PROXIES. If you sign, complete and return your proxy card and Aloha receives the proxy card prior to or at the special meeting, your proxy will be voted as you instructed.

    - PROXIES WITHOUT INSTRUCTIONS. If you sign and return a proxy card but do not provide instructions as to your vote, your proxy will be voted for the merger proposal and the proposal to approve the 2002 Stock Incentive Plan.

    - OTHER MATTERS. Aloha does not expect that any matter other than the merger proposal and the proposal to approve the 2002 Stock Incentive Plan will be raised at the special meeting. If, however, other matters are properly raised at the meeting, giving due effect to any requirements of law, Aloha's amended articles of incorporation or Aloha's amended by-laws with respect to notice, the persons named as proxies will vote in accordance with the recommendation of the Aloha board.

    - REVOCABILITY OF PROXIES. If you sign and return a proxy card, you may revoke your proxy at any time prior to its use. In order to revoke your proxy, you must deliver a signed notice of revocation to Aloha's corporate secretary or you must deliver a later dated proxy changing your vote. Alternatively, you may choose to attend the special meeting and vote in person. However, simply attending the meeting will not in itself constitute the revocation of your proxy if you do not cast a vote at that time.

    - COSTS OF SOLICITATION. Hawaiian and Aloha will each pay one-half of the expense of printing and mailing this document. Proxies will be solicited through the mail and directly by officers, directors and regular employees of Aloha not specifically employed for such purpose, without additional compensation. Aloha will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals.

    PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD. We will mail you a separate transmittal form with instructions for the surrender of your certificates as soon as practicable after the completion of the merger.

                                   THE MERGER

BACKGROUND OF THE MERGER

    From time to time since the inception of both companies, Hawaiian and Aloha have engaged in discussions regarding a possible business combination involving the two airlines. Hawaiian and Aloha last discussed a potential business combination in 1998, but after lengthy negotiations over the terms of the potential merger, those discussions ended prior to the execution of a definitive merger agreement. None of the earlier discussions between the two companies resulted in any agreements to proceed with a transaction because of numerous factors, including differing company cultures, management and integration issues and valuation.

    Following the end of the formal discussions between Hawaiian and Aloha in March 1998, Hawaiian had very preliminary discussions, also in 1998, with another airline that had expressed some interest in acquiring Hawaiian. However, those discussions ended without any agreements being reached. Hawaiian and Aloha continued to hold discussions about various ways to combine their operations during 1998 and 1999, with all discussions formally terminated in September 1999, when each party returned to the other all confidential information previously delivered. In late 1999 and early 2000, Hawaiian and AIP explored possible strategic opportunities, including a sale of Hawaiian or a sale of AIP's controlling stock of Hawaiian. By April of 2000, Hawaiian decided to conduct a formal process in response to several inquiries from potential buyers, to see if there might be a possible transaction that should be pursued.

    On May 3, 2000, Hawaiian announced that it had received inquiries from time to time about a possible acquisition of, or an investment in, Hawaiian, and that Hawaiian had hired an investment bank to help Hawaiian assess its strategic alternatives. Several potential purchasers signed confidentiality agreements and conducted due diligence. In connection with this process and as an effort to retain executive management, Hawaiian determined, subject to the approval of the compensation committee of its board of directors, that it would grant options to specified officers and amend previous grants to specified officers so that the exercise price of their previously granted options would be repriced if a strategic transaction were to occur. On June 30, 2000, the compensation committee determined that the exercise price of those options would be repriced to the market price of Hawaiian common stock on June 30, 2000 ($2.625 per share) if a change of control in ownership of Hawaiian occurred before June 30, 2003. During this period, Hawaiian and Aloha also had some discussions about a possible joint venture for the interisland operations, but no agreements were reached. By June 2000, because of the impending labor negotiations and the inadequacy of and extensive conditions contained in the indications of interest and other business reasons, Hawaiian decided to end the process relating to a possible sale and, through its investment bankers, so informed the potential buyers who were then still part of the process.

    From time to time over the past several years, Aloha also has talked with different airlines about making an investment in Aloha. In December 2000, Aloha hired Mercer Management Inc. to explore strategic alternatives. Beginning in February 2001, Mercer spoke with a number of airlines and financial investors about possible joint ventures, investments, strategic alliances and the sale of Aloha. Although Aloha entered into a number of confidentiality agreements with potential partners over the past several years, no definitive proposals were ever made.

    On July 12, 2001, Peter Walsh of Mercer telephoned Gregory D. Brenneman, formerly the president and chief operating officer of Continental Airlines and currently the president of TurnWorks, and asked whether TurnWorks would be interested in making an investment in Aloha. Mr. Brenneman responded that he would likely not be interested, but agreed to meet to discuss the idea.
Mr. Brenneman, Mr. Walsh and two other Mercer representatives met on July 19, 2001 to discuss the potential benefits of an investment in Aloha and the possibility of a subsequent merger with Hawaiian.

Mr. Brenneman agreed to move forward in the discussions, assuming a way could be found to merge the two airlines. Several days later, Glenn R. Zander, the president and chief executive officer of Aloha, called Mr. Brenneman to discuss the potential transaction and noted that Aloha was discussing with several investors a potential investment in Aloha. Mr. Brenneman replied that TurnWorks would be interested in making an investment only if he could be certain that a merger agreement could be worked out between Hawaiian and Aloha. Mr. Zander indicated that the board of directors of Aloha had only authorized discussions regarding an investment in Aloha, but after this investment would be willing to engage in potential merger discussions. Mr. Brenneman responded that the merger would have to be agreed to before he would be willing to invest. Subsequent to this discussion, Mr. Brenneman and TurnWorks continued to proceed with due diligence on the potential transaction.

    In mid-August 2001, Mr. Brenneman telephoned Paul J. Casey, the vice chairman and chief executive officer of Hawaiian, to inquire whether Hawaiian would be willing to discuss a potential merger with Aloha. Mr. Casey stated that he had reservations that a merger was the only way to create a sustainable, profitable and growing carrier, but he agreed to arrange a meeting between Mr. Brenneman and John W. Adams, the chairman of Hawaiian and the controlling affiliate of AIP, which owns a majority of the shares of Hawaiian common stock. On August 23, 2001, Mr. Brenneman met with Mr. Adams to discuss the benefits of a potential business combination involving Hawaiian and Aloha. Mr. Adams made no commitment at that time, but agreed to another meeting on September 12, 2001, which would include, in addition to himself and Mr. Brenneman, Randall D. Smith of Smith Management LLC, Hawaiian's financial advisor from time to time and an affiliate of AIP.

    On August 29, 2001, Mr. Brenneman met with Mr. Zander and Han H. Ching, the chairman of the board of directors of Aloha, to discuss a potential transaction. On September 5, 2001, Mr. Brenneman and Mr. Walsh met and agreed that it was important to have the active involvement of members of the Ching family if the two airlines were to be brought together.

    As a result of the terrorist attacks of September 11, 2001, the meeting among Mr. Brenneman, Mr. Smith and Mr. Adams scheduled for September 12, 2001 was canceled. Mr. Brenneman, however, called Mr. Smith on the appointed date to discuss the merits of a possible merger involving Hawaiian and Aloha. During that conversation, Mr. Smith indicated that he believed that Hawaiian might consider a potential transaction involving the two airlines and TurnWorks.

    On September 14, 2001, Mr. Walsh telephoned Mr. Zander and Mr. Ching to discuss the impact of September 11, 2001 on Aloha and the airline industry in general. Mr. Walsh received authority at that time to approach Mr. Smith to discuss a possible merger with Hawaiian. Mr. Walsh telephoned Mr. Smith on September 17, 2001 to discuss the possibility of a merger between the two airlines given the devastating effects of the events of September 11, 2001 on the airline industry. Mr. Smith indicated that he believed Hawaiian might be willing to pursue these discussions and a meeting was set up for later that week. On September 19, 2001, Hawaiian and Aloha entered into a confidentiality agreement, in which the two companies agreed to keep information supplied to each other confidential and not to disclose any confidential information to any third parties except in limited circumstances. On September 21, 2001, Mr. Walsh and Mr. Adams met to discuss the potential terms of a merger between Aloha and Hawaiian, including the requirement that any potential deal would need to include an equity split proportionate to the relative revenue of each airline. Mr. Adams and Mr. Walsh agreed to have further discussions, with the understanding that much work remained to be done before any terms could be explored. On September 22, 2001, Mercer and senior management officials of Aloha and Hawaiian met to discuss the possible benefits of merging the two airlines. Mercer further proposed that both airlines should continue to include
Mr. Brenneman and TurnWorks in these merger discussions, as Mr. Brenneman was likely to be an important factor in creating an agreement between the two airlines, leading the integration efforts and running the combined carrier and in generating maximum value for shareholders of both companies. On
September 24, 2001, Mr. Adams and Mr. Walsh agreed that the parties would begin conducting preliminary business and financial due diligence on each other. On September 25, 2001, Mr. Brenneman and Steven C. DeSutter of TurnWorks met with Mr. Adams and Mr. Smith and discussed the potential merger. They agreed to proceed with merger discussions and that the involvement of TurnWorks and Mr. Brenneman would be an important factor in consummating a deal, as past efforts to combine the two airlines were not successful. On
September 28, 2001, Mr. Brenneman and Mr. Walsh met by conference call as part of TurnWorks' due diligence inquiry.

    On October 15, 2001, representatives from Aloha and Mercer held an initial meeting with the chief executive officer of First Hawaiian Bank to discuss the potential transaction, the transfer of existing Aloha debt to the combined company, the terms and impact on Aloha's debt structure of a change of control of Aloha, and the interest of the bank in providing additional liquidity to the combined company.

    During the month of October, representatives of Hawaiian, Aloha, TurnWorks and AIP continued to negotiate the terms of a proposed business combination.
Mr. Brenneman and TurnWorks made numerous trips to Hawaii and New York during this time to negotiate the terms of the deal and conduct due diligence. As the negotiations proceeded, the parties agreed to retain separate legal deal counsel to represent the collective interests of the parties in the proposed transaction. In addition, in light of potential conflicts of interest arising out of AIP's majority interest in Hawaiian, Mr. Adams and the management of Hawaiian determined that members of the audit committee of Hawaiian's board of directors, being "independent" under stock exchange rules, should act as an ad hoc special committee of Hawaiian's board of directors to review and negotiate any potential transaction until a special committee of the board could be formally constituted. On October 22, 2001, Mr. Adams contacted Todd G. Cole, the chairman of Hawaiian's audit committee, and the other members of the audit committee about serving as an ad hoc special committee. On October 23, 2001, counsel and other representatives of the parties participated on a conference call to begin discussions on the details of a proposed transaction. During the conference call, several issues were discussed, including the timing of the proposed transaction, political and antitrust considerations, and the need to establish a formal special committee of the board of directors of Hawaiian comprised of independent directors. On or about October 23, 2001, Mr. Cole reported to Mr. Adams that the audit committee would retain separate legal counsel, with the view that counsel retained by the audit committee would continue to serve as counsel to the special committee after its formation.

    On October 24, 2001, an initial draft of the terms of the proposed transaction was circulated to all of the parties and their representatives. The proposed transaction contemplated the formation of the Company by TurnWorks and the merger of Hawaiian and Aloha into two newly formed wholly owned subsidiaries of the Company. The Company would be renamed "Aloha Holdings, Inc." upon consummation of the proposed transaction, but would trade as "Hawaiian Airlines" on the American Stock Exchange and the Pacific Exchange under the symbol "HA," which is Hawaiian's current ticker symbol. Shareholders of Hawaiian and Aloha would receive common stock of Aloha Holdings in consideration of the proposed mergers, as a result of which the shareholders of Hawaiian would own 52%, the shareholders of Aloha would own 28%, and TurnWorks would own 20%, of the Company. In addition, the Company would agree to repurchase 40% of the shares of its common stock issued to AIP in the mergers (or approximately 11% of the proposed outstanding shares of the Company) in exchange for a 7.57% note having a face value of $33 million and a two-year maturity. The note would be guaranteed by a letter of credit or some other form of credit support acceptable to AIP. Mr. Brenneman would be appointed the chairman of the board of directors and would become the chief executive officer of the Company and Mr. Ching would be appointed vice chairman of the Company. The board of directors of the Company would have 13 members, consisting of three representatives from TurnWorks, three representatives from the controlling shareholders of Aloha, three representatives from AIP, one representative from each of the three largest labor unions of Hawaiian, and one "outside" director selected by unanimous agreement of TurnWorks, the controlling shareholders of Aloha and AIP. The initial term sheet also contemplated a $1 million fee payable to each of TurnWorks, Mercer and Smith Management upon completion of the proposed transaction, and the granting of specified registration rights to AIP, TurnWorks and the Aloha principal shareholders. This preliminary draft was prepared by deal counsel on the basis of an outline of the proposed transaction prepared by Mr. Brenneman earlier in the week to memorialize his discussions with Messrs. Adams, Smith, Walsh, Casey and Zander. The relative valuation of Hawaiian and Aloha in the term sheet was based on their relative revenue for the first eight months of 2001.

    On October 25, 2001, legal representatives of the parties participated in a conference call to discuss the preliminary term sheet. Counsel to Hawaiian's audit committee noted that Hawaiian's board of directors would seek to obtain a fairness opinion from a nationally recognized investment bank prior to finalizing the transaction documents. In a separate conversation, Mr. Adams told Mr. Cole that he would ask the Hawaiian board of directors at the meeting previously scheduled for October 29, 2001 to establish formally a special committee to independently review and negotiate strategic transactions.

    For the remainder of October and the first half of November, representatives of Hawaiian and AIP had numerous discussions with representatives of Aloha and TurnWorks concerning the terms of the proposed transaction. These discussions included negotiations relating to the composition of the Company's board, the availability of federal loan guarantees under the recently enacted Air Transportation Safety and System Stabilization Act, the timing of the proposed transaction, the terms of the registration rights of the three major shareholder groups of the Company following the merger (including the ability of AIP to sell shares of Company common stock immediately after the merger), the nature of the credit support in respect of the AIP share repurchase, the amount of the advisory fee payable to Smith Management and the dilutive effect of the exercise of Hawaiian options.

    At the previously scheduled meeting of the Hawaiian board of directors on October 29, 2001, Mr. Adams advised the board of the need to appoint a special committee that is independent of AIP, Hawaiian's majority shareholder, to review and respond to any proposed strategic transactions that may become available for companies in the airline industry in the current environment, especially in the aftermath of the events that occurred on September 11, 2001. The board of directors formed the special committee to evaluate potential business combinations that might involve actual or potential conflicts of interests with AIP, Hawaiian's majority shareholder, and other members of Hawaiian's board. Mr. Cole, William M. Weisfield and Joseph P. Hoar were appointed to serve on the special committee, with Mr. Cole to serve as chairman. Messrs. Cole, Weisfield and Hoar are considered independent directors for purposes of AMEX rules and "qualified directors" under Hawaii law because they have no position at or interest in AIP, although Messrs. Weisfield and Hoar are two of the six directors nominated to the Hawaiian board of directors by AIP. The authority of the special committee included reviewing, evaluating and negotiating the terms and conditions of any proposed transaction, determining if a proposed transaction is fair to, and in the best interest of, Hawaiian and its shareholders (in particular its public minority shareholders) and recommending to the board of directors what action should be taken on a proposed transaction. The special committee was provided authority to engage counsel, financial advisors and other consultants considered necessary to its deliberations.

    Later that day, following the meeting of Hawaiian's board, Mr. Adams updated the executive committee of Hawaiian regarding the discussions with Aloha and TurnWorks about a potential transaction, and the executive committee fixed the compensation arrangements for the members of the special committee. Separately, the special committee met with its counsel. Prior to the meeting, the special committee was provided with a preliminary term sheet for the proposed transaction. At this meeting, the special committee considered oral and written presentations from several investment banking firms that the special committee was considering engaging as its financial advisor. The special committee then met with the deal counsel, who described the proposed transaction and responded to questions from the special committee and its counsel regarding various terms contained in the preliminary term sheet.

    On November 1, 2001, Mr. Brenneman made a presentation to the special committee and counsel by conference call. The presentation included historical and financial operational data of Aloha and Hawaiian, a summary of the proposed transaction structure, a preliminary summary of Mr. Brenneman's operational plan for the combined companies and pro forma financial information. Mr. Brenneman also discussed his background and qualifications, reasons why he believed the proposed transaction was in the best interests of Aloha and Hawaiian and his vision for the combined airline operations. The special committee questioned
Mr. Brenneman regarding various aspects of the proposed transaction and future operations of the combined airlines.

    On November 5 and November 6, 2001, the special committee and its counsel met to consider and negotiate proposals received from potential financial advisors. On November 6, 2001, the special committee selected Morgan Stanley & Co. Incorporated to act as its financial advisor and to assist it in evaluating the merits of a potential transaction, in negotiating any modifications to the proposed terms of a potential transaction and in negotiating the final terms of a transaction. As part of the engagement, the special committee retained Morgan Stanley, subject to completion of analysis and diligence, to render an opinion to the special committee and Hawaiian's board of directors regarding the fairness, from a financial point of view, of any proposed merger consideration to be received by the public minority shareholders of Hawaiian. The special committee selected Morgan Stanley as its financial advisor based on its experience in performing similar services, its understanding and experience in advising companies in the airline and transportation industries, its ability to commence and complete its work promptly, and its fee structure as compared to proposals from other candidates. At the meeting, the special committee reviewed with its counsel various aspects of due diligence that would be undertaken by its counsel, Morgan Stanley, and other consultants in connection with the special committee's consideration of the proposed transaction.

    The next day, representatives of Hawaiian, AIP, Aloha and TurnWorks, including counsel to the special committee, participated in a conference call. During the conference call, counsel to the special committee reported that Morgan Stanley had been selected as the special committee's financial advisor. Counsel also noted that the special committee anticipated completing its evaluation of the fairness of the proposed transaction to the minority public shareholders of Hawaiian in late November. In addition, during the conference call, the parties began to discuss a condition to the proposed transaction that the Company would have a minimum amount of liquidity prior to the completion of the proposed business combination.

    During October and November, the Aloha board of directors held several meetings to receive updates on the status of the transaction, but took no further action as they waited for the negotiations to progress.

    In November 2001, Hawaiian, Aloha and TurnWorks entered into an expense payment agreement, in which Hawaiian and Aloha agreed to jointly reimburse the fees and expenses of the legal counsel and consultants that were engaged for the collective benefit of all the parties to the proposed transaction. In addition, the parties to the expense payment agreement confirmed their waiver of all conflicts of interest that may arise from these arrangements. The legal representatives of the various parties began to exchange initial drafts of the transaction documents, including the merger agreement, on November 7, 2001. Throughout the month of November, representatives of Hawaiian and its special committee, AIP, Aloha and TurnWorks continued to draft and negotiate the terms of the merger agreement and other related transaction documents. On November 8, 2001, representatives from Aloha, Mercer and TurnWorks held a meeting with the president of First Hawaiian Bank to further discuss the potential combination.

    Beginning in mid November and continuing until December 18, 2001, Hawaiian and Aloha, with the assistance of their respective legal and other advisors, including a team from Ernst & Young unrelated to Hawaiian's team of independent auditors, conducted due diligence, including site visits, with regard to one another. In addition, at about the same time, Morgan Stanley began its due diligence for purposes of rendering its opinion and advising with respect to matters requested to be addressed by the special committee.

    On November 10, 2001, a representative of Hawaiian, Aloha and TurnWorks met with Senator Daniel Inouye to notify him about the potential transaction and to outline the expected benefits of the potential merger to the State of Hawaii. Senator Inouye expressed his support for the proposed business combination. Following the meeting with Senator Inouye, a representative for Hawaiian, Aloha and TurnWorks met with Governor Benjamin Cayetano to brief him on the potential business combination and its projected benefits. Governor Cayetano also expressed his support for the transaction (subsequently, after the announcement of the merger, the Governor clarified that his support was subject to the completion of applicable regulatory processes and his consideration of the financial condition of the two companies). On November 16, 2001, both the antitrust and government deal counsel advised representatives of the Hawaii Attorney General's office of the possible future announcement of the transaction.

    As the due diligence process proceeded, the principal representatives of Hawaiian and AIP, including Smith Management, discussed various financial and operational matters on several occasions with the principal representatives of Aloha and TurnWorks, including Mercer. These discussions occurred at meetings in Hawaii between November 10 and November 20, 2001. In addition, the principals of Hawaiian and AIP, including Smith Management, discussed with the principals of Aloha and TurnWorks, including Mercer, the liquidity and fleet rationalization issues that the Company would likely have to face in the future, as well as the importance of obtaining an adequate form of credit support for the note to be issued to AIP. During the conversations, the parties discussed a possible alternative transaction in which the Hawaii interisland operations of the two air carriers would be combined, but this proposal was ultimately rejected as impractical.

    During that same time period, the special committee noted that using revenue as the basis for the valuation of the two companies did not take into account the fact that Hawaiian had relatively little debt on its balance sheet as compared to Aloha. To address this concern, Hawaiian and AIP proposed that the Company also issue a note to each Hawaiian shareholder for each share of Hawaiian common stock. In addition, AIP proposed that the Company pay AIP
$10 million in cash--in addition to the other consideration it would receive as a shareholder of Hawaiian--for relinquishing its majority control of Hawaiian. In return for these two changes to the deal, AIP proposed that the Company would not be obligated to repurchase a portion of the Company common stock held by AIP or to issue to AIP the $33 million note.

    On November 21, 2001, the special committee met with its counsel and Morgan Stanley to review Morgan Stanley's proposed analyses, including consideration of the proposed payment of the $10 million in cash to AIP, and to discuss the status of Morgan Stanley's work through the date of the meeting. The special committee also reviewed with its counsel a number of issues regarding various terms and conditions of the proposed transaction.

    On November 26, 2001, Hawaiian, AIP, Aloha and TurnWorks agreed, subject to the special committee's review, to revise the terms of the proposed transaction to include the issuance of notes to the Hawaiian shareholders and the payment of $10 million in cash to AIP in lieu of the repurchase of a portion of AIP's shares of Company common stock and the issuance of the $33 million note to AIP. The notes were intended to address the issue raised by the special committee concerning Hawaiian's relative cash and balance sheet strength compared to Aloha. On November 29, 2001, the parties agreed, subject to the special committee's review, to revise the composition of the Company's board to a total of 11 members, rather than 13, in order to comply with Hawaiian's collective bargaining agreements. As revised, the Company's board would consist of two representatives of TurnWorks, three representatives of the controlling shareholders of Aloha, three representatives of AIP (one of whom must qualify as an "independent" director under applicable stock exchange and other rules) and one representative from each of the three labor unions of Hawaiian. On
November 30, 2001, the special committee met with its counsel and Morgan Stanley to discuss the major proposed changes to the terms of the proposed transaction and to review the status of Morgan Stanley's due diligence and analyses.

    On December 3, 2001, Mr. Brenneman's counsel distributed to the parties and their respective legal counsel, including the special committee and its counsel, initial drafts of his and TurnWorks' arrangements with the Company. For the remainder of November and until mid December 2001, representatives of Hawaiian and its special committee, AIP, Aloha and TurnWorks continued to draft the merger agreement and other related documents, as well as to negotiate the terms of the revised transaction. During this period, the parties focused on several issues in their negotiations, including the terms of Mr. Brenneman's and TurnWorks' arrangements with the Company, the terms of the notes, the liquidity condition, severance obligations, the treatment of existing options and the ability of Hawaiian and Aloha to consider superior offers.

    On December 6, 2001, the special committee met with its counsel and Morgan Stanley. Morgan Stanley made a presentation to the special committee regarding its work to date, including a summary of the proposed transaction, selected comparable company analysis, discounted cash flow analysis, its analysis of the valuation of Hawaiian and Aloha and the projections for the combined companies' operations. Morgan Stanley advised the special committee that, based upon its analyses of the terms of the transaction and the potential synergies resulting from the proposed business combination and its valuation of the notes, it believed that the proposed transaction should provide greater value to the minority public shareholders of Hawaiian than if Hawaiian were to continue as a stand-alone company. In addition, Morgan Stanley made a presentation to the special committee regarding its analysis of the Company's liquidity requirements following the merger. Morgan Stanley also provided information and analysis to the special committee regarding proposed payments to AIP and regarding the terms and conditions of the benefits to be received in the proposed transaction by affiliates of AIP, Mr. Brenneman and TurnWorks. The business due diligence team advised the special committee of the results of its due diligence review of the operations of Hawaiian and Aloha.

    The special committee asked various questions regarding Morgan Stanley's valuation methodologies and analyses. The special committee had instructed Morgan Stanley to assume for purposes of its fairness opinion that the merger did not involve a change of control, and Morgan Stanley was not authorized to contact any other party regarding a potential transaction with Hawaiian. Among other things, AIP, the principal shareholder of Hawaiian, owns approximately 53% of Hawaiian and therefore there will be no sale of control by the public shareholders of Hawaiian, and the current shareholders of Hawaiian and their affiliates as a group are expected to own more than 50% of the outstanding voting stock of the Company after the merger. The special committee also discussed with its counsel and Morgan Stanley a number of matters related to the transaction, including the payments and other benefits to AIP and its affiliates, governance provisions, the Company's anticipated liquidity following the proposed business combination, the terms and conditions of TurnWorks' and Mr. Brenneman's arrangements, the terms of the notes, and the ability of Hawaiian's board of directors to consider a superior offer and various other matters. The special committee also requested that the transaction be approved by a majority of the minority shareholders of Hawaiian. The special committee also outlined certain additional information it wished to receive from Mr. Brenneman and other principals and consultants. The special committee's counsel and Morgan Stanley were instructed to meet with the other parties and their counsel to report on the special committee's recommendations and to negotiate changes to the transaction recommended by the special committee.

    On December 7, 2001, an in-person meeting was held in New York among the parties and their counsel, including Mr. Adams, Mr. Smith, Mr. Brenneman,
Mr. Zander, Mr. Walsh, counsel for the special committee, Hawaiian, AIP and Aloha and the deal counsel. All open business matters, including the matters raised at the December 6, 2001 meeting of the special committee, were discussed, with agreements reached on most of the matters. At the suggestion of counsel to the special committee, the parties agreed that approval of the transaction by a majority of "qualified shares" (as defined under Hawaii law) would be a condition to closing. In addition, the parties reached substantial agreement on the treatment of existing Hawaiian options and the terms of the notes. The parties and their counsel, including counsel to the special committee, continued negotiations, including through a conference call among all parties on December 9, telephone conversations between representatives of Hawaiian and Aloha on December 10 and calls among the legal counsel on December 10 and 11, 2001. The results of all these negotiations were reflected in revised drafts of the merger agreement and the other transaction documents.

    On the evening of December 11 and on December 12, 2001, Hawaiian's board met to receive information from the special committee, its counsel and Morgan Stanley regarding terms of the proposed transaction (including the arrangements with Mr. Brenneman and TurnWorks and the proposed payments and other benefits to AIP and its affiliates) and the potential risks and benefits of the transaction to the shareholders of Hawaiian. Mr. Brenneman also made a presentation to the board. The Hawaiian board raised various questions regarding the terms and conditions of the proposed transaction, and the Company's plans for working with the labor unions representing Hawaiian and Aloha employees. As a result of the concerns raised at the meeting regarding liquidity, the arrangements with Mr. Brenneman and TurnWorks and the plans to work with the labor unions, the special meeting of Hawaiian's board scheduled for December 14, 2001, which had been set for a vote on the proposed transaction, was postponed to a later date in order to provide the chairman of Hawaiian and the special committee with sufficient opportunity to resolve the outstanding issues. Negotiations continued on a daily basis throughout the next several days.

    On December 12, 2001, the Aloha board of directors met to receive an update on the transaction from Mr. Zander, Mr. Walsh and Aloha's counsel. The Aloha board received copies of the latest drafts of the merger agreement and related documents and raised various questions about the proposed transaction. At the conclusion of the meeting, the Aloha board determined to meet again on December 18, 2001 to vote on the proposed transaction.

    On December 17, 2001, the special committee met with its counsel and Morgan Stanley. The special committee received an oral report from its counsel and Morgan Stanley regarding negotiations since the last meeting of Hawaiian's board and an update of Morgan Stanley's analyses of the fairness from a financial point of view of the proposed transaction to the minority shareholders of Hawaiian. The special committee discussed changes to the structure involving a merger of certain affiliates of AIP into the Company prior to the merger, resulting in AIP's receiving in that transaction $10 million in cash in addition to the same number of shares of the Company's common stock and principal amount of notes that it would have received in the merger for its shares of Hawaiian common stock. The special committee also discussed, among other things, the status of negotiations regarding a closing condition related to the Company's liquidity following the merger and the arrangements with TurnWorks and Mr. Brenneman. Morgan Stanley then rendered its oral opinion, subsequently confirmed in a written opinion, that, based upon and subject to the assumptions, limitations and qualifications set forth in its analyses, the proposed merger consideration to be received by the public minority shareholders of Hawaiian was fair, from a financial point of view, to the public minority shareholders of Hawaiian. The special committee concluded, subject to clarification of certain issues regarding the liquidity condition and Mr. Brenneman's arrangements, that the proposed merger and related transactions, including the treatment of AIP and its affiliates, was fair to and in the best interest of, Hawaiian and its shareholders (including the public minority shareholders), and recommended approval of the transaction by the full board of directors of Hawaiian.

    On December 18, 2001, the special committee met with its counsel prior to the meeting of Hawaiian's board to discuss matters that required resolution from the prior meeting. The changes requested by the special committee to the proposed transaction had been satisfactorily made and the special committee confirmed its recommendation to Hawaiian's board. The board of directors of Hawaiian met following the meeting of the special committee, during which the special committee, with its counsel and Morgan Stanley participating, reported to the Hawaiian board regarding the results of final negotiations, and Morgan Stanley presented its final opinion to the Hawaiian board. Following consideration of the proposed transaction and the views expressed by the special committee, its counsel and Morgan Stanley, the board of directors of Hawaiian accepted the recommendation of the special committee, noting that the members of the special committee had no interest in the merger or the related transactions different from that of Hawaiian's shareholders generally, that the special committee had been given unlimited authority to evaluate, negotiate and recommend the terms of any transaction, and that the special committee had retained its own financial and legal advisors who have extensive experience in transactions similar to the merger and who assisted the special committee in evaluating the merger and related transactions and negotiating with the principals of Aloha and TurnWorks. Subject to the resolution of a few remaining issues at the discretion of the chairman of Hawaiian regarding Mr. Brenneman's arrangements, the Hawaiian board of directors determined that the terms of the merger agreement, the merger and the related transactions are fair to, and in the best interests of, Hawaiian's shareholders and approved the merger, the merger agreement and related transaction documents and recommended that the merger agreement be approved by the Hawaiian shareholders. In connection with the Hawaiian board's approval of the proposed transaction, the Hawaiian board also resolved that neither the Company nor any of its affiliates would be deemed an "Acquiring Person" under the Rights Agreement, dated as of December 23, 1994, by and between Hawaiian and ChaseMellon Shareholder Services LLC as rights agent, and that the merger would be deemed an "Approved Section 13(a) Transaction" under the Hawaiian rights agreement.

    On December 18, 2001, the Aloha board of directors met to consider the proposed transaction. Following discussion of the revised terms of the proposed transaction, the Aloha board approved the proposed transaction and recommended that it be approved by the Aloha shareholders, subject to the final terms of the liquidity condition being acceptable to the chief executive officer of Aloha after oral consultation with at least a majority of the Aloha board.

    Subsequent to that meeting, representatives of the parties discussed and then resolved the few remaining matters to the satisfaction of the chairman of Hawaiian and the chief executive officer of Aloha after oral consultation with at least a majority of the Aloha board. On December 19, 2001, the parties executed the merger agreement and the other related transaction documents and issued a joint press release announcing the merger and the related transactions.

DETERMINATION AND RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE HAWAIIAN BOARD
  OF DIRECTORS

    At the December 17 and 18, 2001 meetings of the special committee, the special committee determined that the merger and the related transactions are fair to, and in the best interests of, Hawaiian and its shareholders (including the public minority shareholders) and, by unanimous vote, recommended that the Hawaiian board of directors approve the transactions contemplated by the merger agreement and the ancillary agreements. Following its receipt of the special committee's determination and recommendation, at the meeting of the board of directors of Hawaiian held on December 18, 2001, by a vote of nine in favor with two abstentions, the Hawaiian board determined that the terms of the merger agreement, the merger and the related transactions are fair to, and in the best interests of, Hawaiian's shareholders, adopted and approved the merger, the merger agreement and the ancillary agreements and recommended approval of the merger and the merger agreement by the shareholders of Hawaiian. The two directors who abstained were Samson Poomaihealani, the designee of the International Association of Machinists and Aerospace Workers, and Sharon L. Soper, the designee of the Association of Flight Attendants.

    The special committee and the Hawaiian board of directors considered a number of factors, as more fully described below, in making their respective determinations and recommendations. The Hawaiian board of directors recommends that you vote FOR the merger proposal.

REASONS FOR THE SPECIAL COMMITTEE'S AND THE HAWAIIAN BOARD'S RECOMMENDATION

    The special committee and the board of directors of Hawaiian considered a number of factors in reaching their recommendations regarding the merger proposal, including the following:

    - the fact that over the last several years, which have been some of the most profitable in the airline industry, Hawaiian has achieved only modest profitability and cash flow;

    - the fact that interisland route traffic has been flat or declining in volume;

    - the fact that profitability has been affected by distributors utilizing the sale of coupons on interisland routes and by increased competition on transpacific flights to Oahu and direct flights to other islands;

    - the impact of the terrorist attacks of September 11, 2001, including the impact on the economy in general and the airline industry specifically;

    - the significant synergies potentially obtained by consolidating the operations of the two airlines, including fleet efficiencies, route efficiencies, greater purchasing power, improved market opportunities and improved access to the capital markets;

    - the ability of the special committee to negotiate merger terms superior to those initially proposed;

    - the fairness opinion of, and analyses provided by, Morgan Stanley;

    - the efforts of Hawaiian and its financial advisor and of AIP in the past to explore strategic alternatives and the fact that these efforts did not result in a credible alternative transaction;

    - the efforts of TurnWorks and Mr. Brenneman to act as a catalyst in negotiating a business combination and providing a framework and management structure for integration of the operations of the combined airlines, given the fact that discussions regarding possible combinations in the past have not been successful due in part to the lack of a third party such as Mr. Brenneman;

    - the background and capability of Mr. Brenneman to manage the combined airlines and to attract and retain additional management resources;

    - the ability of Hawaiian to receive, consider and accept superior proposals, subject to the obligation that Hawaiian pay a termination fee of $4 million in the aggregate under specified circumstances;

    - the other terms of the merger agreement and related transaction documents;

    - the relatively thin market in Hawaiian common stock and the potential effect on the market of having a greater number of outstanding shares for the Company's common stock as a result of the merger;

    - the historical and current trading price of Hawaiian common stock and the potential value being received by Hawaiian shareholders as a result of the merger;

    - the relative ownership percentages of Hawaiian and Aloha shareholders in the Company upon completion of the merger;

    - the fact that dissenters' rights are available to Hawaiian shareholders;

    - the fact that the notes will not be rated by a credit rating agency and will not be listed on any securities exchange and, as a result, no market may develop for the notes;

    - the value and liquidity of Hawaiian as a stand-alone company compared with the potential synergies and anticipated increased value and market liquidity of the combined companies;

    - the payments being made and the other rights and benefits being provided to AIP LLC, Smith Management and Mr. Adams in connection with the transactions contemplated by the merger;

    - the payments being made and the other rights and benefits being provided to TurnWorks, Mercer and the principal shareholders of Aloha and their affiliates in connection with the transactions contemplated by the merger;

    - the right to nominate board members of the Company and other governance rights being granted to TurnWorks, AIP LLC, the voting trust for the benefit of the principal shareholders of Aloha, and the three labor unions represented on Hawaiian's board;

    - the condition that a majority of the qualified shares, as defined by Hawaii law, vote to approve the merger proposal at the Hawaiian special meeting;

    - reports from counsel and other consultants regarding due diligence reviews of the operations of Hawaiian and Aloha;

    - the proposed plans of TurnWorks and Mr. Brenneman to work with the representatives of the unions representing both Hawaiian and Aloha employees to achieve fair treatment of labor in the integration of the two companies' operations;

    - the fact that AIP and the principal shareholders of Aloha agreed to vote in favor of the merger proposal at their respective special meetings and otherwise support the merger;

    - the numerous regulatory approvals and filings required for consummation of the merger and the time and expense required to obtain such approvals or make such filings, including, among others, with federal and state antitrust enforcement authorities, DOT, FCC, FAA, SEC and stock exchanges;

    - the numerous third party notifications and consents required for the merger and the time and expense required to obtain such consents;

    - reports from management regarding discussions with Senator Inouye and Governor Cayetano regarding the merger;

    - an assessment of the probability that the merger would be completed by April 18, 2002; and

    - the costs and expenses of the transaction and of the integration of the operations of Hawaiian and Aloha following the merger.

    In approving the merger agreement, the special committee and the Hawaiian board were aware of the interests of and benefits to Hawaiian's directors and officers in the merger and the related transactions, as described in "--Interests of Hawaiian's Directors and Officers in the Merger."

    The special committee and the Hawaiian board of directors drew on their knowledge of the business, financial results, prospects and business risks of Hawaiian, as well as their knowledge of the airline industry that the members had developed through their participation on the Hawaiian board of directors and their outside business experience.

    The foregoing discussion of the factors considered by the special committee and the Hawaiian board of directors is not intended to be exhaustive but includes many of the material factors considered by the special committee and the Hawaiian board of directors. In view of the variety of factors considered in connection with the evaluation of the merger and the related transactions, the special committee and the Hawaiian board of directors did not believe it was practical to and did not quantify, assign relative weights to the specific factors considered in reaching their respective determinations or otherwise attempt to judge the fairness of any particular term or condition of the merger in isolation. Individual directors may have given differing weights to different factors. In addition, the special committee and the Hawaiian board of directors did not reach any specific conclusion with respect to any one factor that was considered. Instead, the special committee and the Hawaiian board conducted an overall analysis of the factors described above and determined that the potential benefits outweighed the potential risks of the merger.

OPINION OF HAWAIIAN'S FINANCIAL ADVISOR

    The special committee retained Morgan Stanley to provide it with a financial fairness opinion in connection with the merger. The special committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Hawaiian. At the meeting of the Hawaiian board of directors on December 18, 2001, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of December 18, 2001, and subject to and based on the considerations in its opinion, the consideration to be received by the shareholders of Hawaiian (other than AIP, TurnWorks and the Company or any of their respective affiliates) pursuant to the merger is fair from a financial point of view to such holders.

    THE FULL TEXT OF MORGAN STANLEY'S OPINION, DATED AS OF DECEMBER 18, 2001, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IS ATTACHED AS APPENDIX III TO THIS JOINT PROXY STATEMENT/ PROSPECTUS. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND THE ENTIRE BOARD OF DIRECTORS OF HAWAIIAN, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS OF HAWAIIAN (OTHER THAN AIP, TURNWORKS AND THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES) PURSUANT TO THE MERGER, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HAWAIIAN SHAREHOLDER AS TO HOW TO VOTE AT THE SPECIAL MEETING. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

    In connection with rendering its opinion, Morgan Stanley, among other things:

    - reviewed certain publicly available financial statements and other business and financial information of Hawaiian;

    - reviewed certain internal financial statements and other financial and operating data concerning Aloha and Hawaiian prepared by the managements of Aloha and Hawaiian, respectively;

    - reviewed certain financial forecasts prepared by the managements of Aloha and Hawaiian, respectively;

    - reviewed certain financial forecasts of the Company prepared by the management of TurnWorks, including the Company's projected earnings per share, cash flow, consolidated capitalization and financial ratios, and discussed these forecasts with the management of TurnWorks;

    - discussed the past and current operations and financial condition and the prospects of Aloha, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Aloha;

    - discussed the past and current operations and financial condition and the prospects of Hawaiian, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Hawaiian;

    - reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of TurnWorks, and discussed such information with the management of TurnWorks;

    - reviewed and considered in the analysis, information prepared by members of senior management of Aloha and Hawaiian relating to the relative contributions of Aloha and Hawaiian to the combined company;

    - reviewed the reported market prices and trading volumes and activity for the Hawaiian common stock;

    - compared the financial performance of Aloha, Hawaiian and the projected financial forecasts of the Company with that of certain other publicly-traded companies comparable with Aloha, Hawaiian and the Company, respectively;

    - reviewed the prices and trading activity of the common stocks and debt obligations of certain publicly traded airline companies deemed comparable to Aloha, Hawaiian and the Company;

    - reviewed the capital structures and credit ratings of certain publicly traded airline companies deemed comparable to the Company;

    - participated in discussions among representatives of Aloha and Hawaiian and their financial and legal advisors;

    - reviewed the final draft of the merger agreement and certain ancillary agreements; and

    - considered other factors and performed other analyses as it deemed appropriate.

    Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by Aloha, Hawaiian and TurnWorks for the purposes of its opinion. With respect to financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of the future financial performance of each of Aloha, Hawaiian and the Company, and Morgan Stanley expressed no opinion with respect to these forecasts or the assumptions on which they are based. Morgan Stanley relied upon TurnWorks management's assessment of its ability to attract key employees for the Company. Morgan Stanley also relied, without independent verification, upon the assessment by the management of each of Aloha, Hawaiian and TurnWorks regarding the timing and risks associated with Aloha's and Hawaiian's integration with the Company. Morgan Stanley was instructed to assume that the merger is not a change of control of Hawaiian and Morgan Stanley was not authorized to contact, nor did it contact, any other party regarding a potential transaction with Hawaiian (see page 61 under "--Background of the Merger"). In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a reorganization and/or exchange, pursuant to the Internal Revenue Code, and that the shareholders of Hawaiian will recognize no gain or loss for federal income tax purposes, except with respect to any cash or notes received. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Aloha or Hawaiian, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, December 18, 2001.

    The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    VALUATION OF HAWAIIAN

    COMPARABLE COMPANIES ANALYSIS. Morgan Stanley compared selected historical and projected financial and operating data of Hawaiian provided by Hawaiian's management with corresponding data available from publicly available sources for a group of comparable companies comprised of Midwest Express Holdings Incorporated, Alaska Air Group Incorporated, AirTran Holdings Incorporated, Frontier Airlines Incorporated, Amtran Incorporated, and America West Holdings Corporation.

    Morgan Stanley calculated trading statistics for each of the comparable companies including:

    - The multiple of each company's common stock trading price as of November 30, 2001 to forecasted 2003 earnings per share (also known as EPS); and

    - The multiple of the aggregate value to forecasted 2003 earnings before interest, taxes, depreciation and amortization (also known as EBITDA).

    Morgan Stanley derived a range of valuations for Hawaiian by selecting low and high multiples applicable to Hawaiian from the comparable companies data set:

                                                                   MULTIPLE
                                                              -------------------
TRADING STATISTIC                                               LOW        HIGH
-----------------                                             --------   --------
2003 EPS multiples..........................................    6.0x       8.0x
2003 EBITDA multiples.......................................    3.5x       4.5x

    Morgan Stanley applied the above ranges of multiples to the appropriate values for Hawaiian based on the projections developed by Hawaiian, which indicated a range of $3.26 to $5.80 per share of Hawaiian common stock.

    In addition, Morgan Stanley developed financial projections assuming different average fares and operating profit margins for Hawaiian. Applying the above ranges of multiples to the appropriate values for Hawaiian under the projections developed by Morgan Stanley resulted in an indicative range of per share prices for Hawaiian of $1.77 to $3.73.

    DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed a discounted cash flow analysis of Hawaiian based on the projections developed by Hawaiian and the projections developed by Morgan Stanley. This analysis assumed a range of discount rates of 15.0% to 17.0% of unlevered cash flows from 2002 to 2006 and terminal multiples of 2006 EBITDA of 4.0x and 5.0x. This analysis resulted in a range of $4.55 to $5.44 per share of Hawaiian common stock using the projections developed by Hawaiian and a range of $1.70 to $2.23 per share of Hawaiian common stock using the projections developed by Morgan Stanley.

    VALUATION OF ALOHA

    COMPARABLE COMPANIES ANALYSIS. Morgan Stanley compared selected historical and projected financial and operating data of Aloha provided by Aloha's management with corresponding data available from the same group of comparable companies used to value Hawaiian.

    Morgan Stanley calculated trading statistics for each of the comparable companies including:

    - The multiple of each company's common stock trading price as of November 30, 2001 to forecasted 2003 EPS; and

    - The multiple of the aggregate value to forecasted 2003 EBITDA.

    Morgan Stanley derived a range of valuations for Aloha by selecting low and high multiples applicable to Aloha from the comparable companies data set:

                                                                   MULTIPLE
                                                              -------------------
TRADING STATISTIC                                               LOW        HIGH
-----------------                                             --------   --------
2003 EPS multiples..........................................    6.0x       8.0x
2003 EBITDA multiples.......................................    3.5x       4.5x

    Morgan Stanley applied the above ranges of multiples to the appropriate values for Aloha, which indicated a range of equity values for Aloha of $50 million to $82 million.

    In addition, Morgan Stanley developed financial projections assuming different interisland passenger counts, interisland fares, and operating profit margins. Applying the above ranges of multiples to the appropriate values for Aloha under the projections developed by Morgan Stanley resulted in a range of equity values for Aloha of $14 million to $35 million.

    DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed a discounted cash flow analysis of Aloha based on the projections developed by Aloha and the projections developed by Morgan Stanley. This analysis assumed a range of discount rates of 15.0% to 17.0% of unlevered cash flows from 2002 to 2006 and terminal multiples of 2006 EBITDA of 4.0x and 5.0x. This analysis resulted in a range of equity values of $148 million to $181 million using the projections developed by Aloha and a range of $16 million to $29 million using the projections developed by Morgan Stanley.

    VALUATION OF THE COMPANY

    COMPARABLE COMPANIES ANALYSIS. Morgan Stanley compared selected historical and projected financial and operating data of the Company provided by TurnWorks' management with corresponding data available from the same group of comparable companies. Morgan Stanley noted that the revenue and operating income projections developed by TurnWorks were lower than those derived if the assumptions made in the projections developed by Morgan Stanley relating to Hawaiian and Aloha, respectively, had been applied to the Company.

    Morgan Stanley calculated trading statistics for each of the comparable companies including:

    - The multiple of each company's common stock trading price as of November 30, 2001 to 2003 EPS; and

    - The multiple of the aggregate value to forecasted 2003 EBITDA.

    Morgan Stanley derived a range of valuations for the Company by selecting low and high multiples applicable to the Company from the comparable companies data set:

                                                                   MULTIPLE
                                                              -------------------
TRADING STATISTIC                                               LOW        HIGH
-----------------                                             --------   --------
2003 EPS multiples..........................................    6.0x       8.0x
2003 EBITDA multiples.......................................    3.5x       4.5x

    Morgan Stanley applied the above ranges of multiples to the appropriate values for the Company, which indicated a range of per share prices for the Company common stock of $4.17 to $6.49.

    DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed a discounted cash flow analysis of the Company based on the projections developed by TurnWorks. This analysis assumed a range of discount rates of 15.0% to 17.0% of unlevered cash flows from 2002 to 2006 and terminal multiples of 2006 EBITDA of 4.0x and 5.0x. This analysis resulted in a range of $4.51 to $5.64 per share of Company common stock.

    Morgan Stanley noted that both the comparable company analysis of the Company and the discounted cash flow analysis of the Company assumed the same multiple ranges and discount rates as utilized in the Hawaiian and Aloha valuation analyses. Morgan Stanley further noted that given the larger size of the Company and the potential synergies from this transaction, the multiple ranges for the Company could be higher and the discount rates could be lower than the multiple ranges and discount rates for either Hawaiian or Aloha, each on a standalone basis, although there can be no assurance that these higher multiple ranges or lower discount rates could be attained.

    VALUATION OF THE NOTES

    Morgan Stanley valued the note in the principal amount of $2.00 that each Hawaiian shareholder is entitled to receive in the merger for each share of Hawaiian common stock. Morgan Stanley selected a group of airlines with credit statistics similar to that of the Company's and reviewed the trading statistics of similar debt issues from this group. Morgan Stanley assumed additional discounts on the notes related to illiquidity and the Company's ability to call the notes. The group of airlines considered for this review included Air Canada Incorporated, America West Airlines Incorporated, Amtran Incorporated, Atlas Air Worldwide Holdings Incorporated, Continental Airlines Incorporated, Northwest Airlines Corporation, United Air Lines Incorporated, and US Airways Group Incorporated. Based on this review, Morgan Stanley assumed a range of discount rates of 15% to 22%.

    Applying the above range of discount rates to the cash flows anticipated by the holders of the notes resulted in a range of net present values of approximately $1.25 to $1.50 per $2.00 principal amount of notes.

    RELATIVE CONTRIBUTION VALUE ANALYSIS

    Morgan Stanley compared the pro forma contribution of each of Hawaiian and Aloha, based on stand-alone net contribution values (defined as equity value adjusted for the net present value of notes received by Hawaiian shareholders and adjusted for transaction payments) of Hawaiian and Aloha, respectively, to the combined company assuming completion of the merger. This analysis indicated the following contribution for Hawaiian to the combined company on a pro forma basis:

                                                                          HAWAIIAN'S CONTRIBUTION %
                                                         -----------------------------------------------------------
                                                                 BASED ON                          BASED ON
                                                               HAWAIIAN AND                     MORGAN STANLEY
                                                             ALOHA PROJECTIONS                    PROJECTIONS
                                                         -------------------------         -------------------------
VALUATION METHODOLOGY                                      LOW              HIGH             LOW              HIGH
---------------------                                    --------         --------         --------         --------
Comparable companies basis.............................     52%              63%              20%              69%
DCF basis..............................................     38%              40%              33%              53%

    Morgan Stanley compared these results with the approximately 52% pro forma ownership of the Company by Hawaiian shareholders, taking into account commitments made by Hawaiian to issue shares, relative to the approximately 28% pro forma ownership of the Company by Aloha shareholders, accounting for the fact that both Hawaiian shareholders and Aloha shareholders would be diluted pro rata by the 20% ownership of the Company by TurnWorks, and noted that the Hawaiian shareholders' relative ownership of approximately 65% was above or within the range of Hawaiian's contribution on a net contribution value basis after factoring in the value of the notes.

    BEFORE/AFTER ANALYSIS

    Morgan Stanley compared the value per share held by Hawaiian's public shareholders before the proposed merger to the pro forma value per share held by Hawaiian's public shareholders assuming completion of the merger and assuming equity value adjustments for the net present value of notes to be received by Hawaiian's public shareholders. The before/after analysis considered valuations based upon: (1) a comparable companies basis and (2) a discounted cash flow basis. This analysis indicated the following range of value per share to Hawaiian's public shareholders on a pro forma basis:

                                                                              VALUE PER SHARE
                                                              -----------------------------------------------
                                                                      BEFORE                   AFTER
                                                              ----------------------   ----------------------
VALUATION METHODOLOGY                                           LOW           HIGH       LOW           HIGH
---------------------                                         --------      --------   --------      --------
Comparable companies basis..................................   $3.26         $5.80      $5.52         $7.84
DCF basis...................................................   $4.56         $5.45      $5.86         $6.89

    Morgan Stanley noted that the range of pro forma value per share held by Hawaiian's public shareholders assuming completion of the merger and assuming equity value adjustments for the net present value of notes to be received by Hawaiian's public shareholders exceeded the estimated range of value per share before the proposed merger based on the assumptions used by Hawaiian in developing their projections.

    Morgan Stanley also noted that the range of pro forma value per share held by Hawaiian's public shareholders assuming completion of the merger and assuming equity value adjustments for the net present value of notes to be received by Hawaiian's public shareholders exceeded the $2.43 per share trading price of Hawaiian common stock as of December 7, 2001.

    No company utilized in the comparable company analyses, net present value analysis, relative contribution analysis or before/after analysis is identical to Hawaiian, Aloha or the Company. In selecting and evaluating the group of comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions and other matters, many of which are beyond the control of Hawaiian, Aloha or the Company, such as the impact of competition on the business of Hawaiian, Aloha or the Company or the industries in which they are principally engaged, the growth of these industries and the absence of any material adverse change in the financial condition and prospects of Hawaiian, Aloha or the Company or the industries in which they are principally engaged or in the financial markets in general. Mathematical analysis, such as determining the mean or median, or the high or the low, may not in itself be a conclusive method of using peer group data. In connection with the review of the merger by Hawaiian's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of Hawaiian, Aloha or the Company.

    In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hawaiian, Aloha, or the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view to the holders of Hawaiian common stock of the consideration to be received by the Hawaiian shareholders (other than AIP, TurnWorks and the Company or any of their respective affiliates) pursuant to the merger and were conducted in connection with the delivery by Morgan Stanley of its opinion dated December 18, 2001 to the special committee and the entire board of directors of Hawaiian. Morgan Stanley's analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Hawaiian or the Company following the merger might actually trade. The merger consideration to be received by the shareholders of Hawaiian (other than AIP, TurnWorks and the Company or any of their respective affiliates) pursuant to the merger was determined through arm's length negotiations among Hawaiian and its special committee, AIP, Aloha and TurnWorks and was approved by Hawaiian's board of directors. Morgan Stanley did not recommend any specific merger consideration to be received by the public shareholders of Hawaiian or that any given merger consideration constituted the only appropriate merger consideration.

    Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities or indebtedness of the Company, Hawaiian and Aloha for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

    Hawaiian has agreed to pay Morgan Stanley a financial advisory fee of $2.5 million, the preponderance of which is due upon completion of the merger, and up to an additional $500,000 in the sole discretion of the special committee. Hawaiian has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.

RECOMMENDATION OF THE ALOHA BOARD OF DIRECTORS

    At the meeting of the board of directors of Aloha held on December 18, 2001, by a unanimous vote, the Aloha board determined that the terms of the merger agreement, the merger and the related transactions are fair to, and in the best interests of, Aloha's shareholders, adopted and approved the merger, the merger agreement and the ancillary agreements and recommended approval of the merger and the merger agreement by the shareholders of Aloha. The Aloha board of directors considered a number of factors, as more fully described below, in making its determinations and recommendations. The Aloha board of directors recommends that you vote FOR the merger proposal.

REASONS FOR THE ALOHA BOARD'S RECOMMENDATION

    The board of directors of Aloha considered a number of factors in reaching their recommendations regarding the merger proposal, including the following:

    - the fact that the Aloha board of directors and management, together with its advisor, Mercer, had investigated and discussed strategic alternatives over the past year;

    - the lack of any firm indication of interest in response to Aloha and Mercer's efforts to explore strategic alternatives;

    - the fact that over the last several years, which have been some of the most profitable in the airline industry, Aloha has achieved only modest cash flow and has been unable to maintain profitability;

    - the fact that interisland route traffic has been flat or declining, particularly because of the substantial increase in direct flights from the U.S. mainland and Japan to the outer islands;

    - the fact that profitability has been affected by distributors utilizing the sale of coupons on interisland routes and by increased competition on transpacific flights to Oahu and direct flights to other islands;

    - the impact of the terrorist attacks of September 11, 2001, including the impact on the economy in general and the airline industry specifically;

    - the significant synergies potentially obtained by consolidating the operations of the two airlines, including fleet efficiencies, route efficiencies, greater purchasing power, improved market opportunities and improved access to the capital markets;

    - the efforts of TurnWorks and Mr. Brenneman to act as a catalyst in negotiating a business combination and providing a framework and management structure for integration of the operations of the combined airlines, given the fact that discussions regarding possible combinations in the past have not been successful due in part to the lack of a third party such as Mr. Brenneman;

    - the background and capability of Mr. Brenneman to manage the combined airlines and to attract and retain additional management resources;

    - the benefits to Aloha shareholders of holding common stock in a publicly traded company;

    - the potential value being received by Aloha shareholders as a result of the merger;

    - the value and liquidity of Aloha as a stand-alone company compared with the potential synergies and anticipated increased value and market liquidity of the combined companies;

    - the relative ownership percentages of Hawaiian and Aloha shareholders in the Company upon completion of the merger;

    - the fact that dissenters' rights are available to Aloha shareholders;

    - the other terms of the merger agreement and related transaction documents;

    - reports from counsel and other consultants regarding due diligence reviews of the operations of Hawaiian and Aloha;

    - the payments being made and the other rights and benefits being provided to TurnWorks, Mercer and the principal shareholders of Aloha and their affiliates in connection with the transactions contemplated by the merger;

    - the rights to nominate board members of the Company and other governance rights being granted to TurnWorks, AIP LLC, the voting trust for the benefit of the principal shareholders of Aloha, and the three labor unions represented on Hawaiian's board;

    - the proposed plans of TurnWorks and Mr. Brenneman to work with the representatives of the unions representing both Hawaiian and Aloha employees to achieve fair treatment of labor in the integration of the two companies' operations;

    - the fact that AIP and the principal shareholders of Aloha agreed to vote in favor of the merger proposal at their respective special meetings and otherwise support the merger;

    - the numerous regulatory approvals and filings required for consummation of the merger and the time and expense required to obtain such approvals or make such filings, including, among others, with federal and state antitrust enforcement authorities, DOT, FCC, FAA, SEC and stock exchanges;

    - the numerous third party notifications and consents required for the merger and the time and expense required to obtain such consents;

    - reports from management regarding discussions with Senator Inouye and Governor Cayetano regarding the merger;

    - an assessment of the probability that the merger would be completed by April 18, 2002; and

    - the costs and expenses of the transaction and of the integration of the operations of Hawaiian and Aloha following the merger.

    In approving the merger agreement, the Aloha board was aware of the interests of Aloha's directors and officers in the merger and the related transactions, as described in "--Interests of Aloha's Directors and Officers in the Merger."

    The Aloha board drew on its knowledge of the business, financial results, prospects and business risks of Aloha, as well as its knowledge of the airline industry that its members had developed through their participation on the Aloha board and their outside business experience.

    The foregoing discussion of the factors considered by the Aloha board is not intended to be exhaustive but includes many of the material factors considered by the Aloha board. In view of the variety of factors considered in connection with the evaluation of the merger and the related transactions, the Aloha board did not believe it was practical to and did not quantify, assign relative weights to the specific factors considered in reaching its determination or otherwise attempt to judge the fairness of any particular term or condition of the merger in isolation. Individual directors may have given differing weights to different factors. In addition, the Aloha board did not reach any specific conclusion with respect to any one factor that was considered. Instead, the Aloha board conducted an overall analysis of the factors described above and determined that the potential benefits outweighed the potential risks of the merger.

INTERESTS OF HAWAIIAN'S DIRECTORS AND OFFICERS IN THE MERGER

    GENERAL

    Members of the Hawaiian board and Hawaiian's management may be deemed to have interests in the merger that are different from or in addition to your interests as Hawaiian shareholders. These differences relate to a number of rights that arise in connection with the merger and the related transaction and, except for the fees payable to the members of the special committee, are subject to the occurrence of the merger. The special committee and the Hawaiian board considered each of these interests in determining that the terms of the merger agreement, the merger and the related transactions are fair to, and in the best interests of, Hawaiian's shareholders.

    AIP MERGER AGREEMENT

    AIP LLC was formed by the shareholders of the two partners of AIP to hold all of the shares of capital stock of the partners of AIP. John W. Adams, the chairman of Hawaiian and the sole shareholder of the general partner of AIP, will be the sole managing member of AIP LLC.

    Under the terms of the AIP merger agreement, the two partners of AIP will relinquish their controlling interest in Hawaiian by merging into the Company. In consideration, AIP LLC will receive 18,181,818 shares of Company common stock, notes with an aggregate principal amount of $36,363,636 and cash in the amount of $10 million upon completion of the AIP merger. The number of shares of Company common stock and principal amount of notes is based on that number of shares of Hawaiian common stock owned by AIP. For a summary of the AIP merger, see "Ancillary Agreements--AIP Merger Agreement."

    SMITH MANAGEMENT/ADAMS ADVISORY AGREEMENT

    Pursuant to the Advisory Services Agreement, dated as of December 19, 2001, among Hawaiian, Smith Management and John W. Adams, upon completion of the merger, Hawaiian will pay to Smith Management and Mr. Adams fees in the aggregate of $5 million in cash, of which $4 million will be paid to Mr. Adams. In addition, upon completion of the merger, Smith Management will be issued one million shares of Company common stock and notes with an aggregate principal amount of $2 million. Smith Management is an affiliate of Mr. Adams, the chairman of the Hawaiian board. For a summary of the advisory services agreement, see "Ancillary Agreements--Smith Management/Adams Advisory Services Agreement."

    INDEMNIFICATION AND INSURANCE

    The Company has agreed to honor Hawaiian's obligations to indemnify the current and former directors and officers of Hawaiian, and has agreed to maintain Hawaiian's directors' and officers' liability and fiduciary liability insurance in place, for six years following the completion of the merger with respect to claims arising out of their acts or omissions prior to the completion of the merger.

    HAWAIIAN STOCK OPTIONS

    Under the terms of Hawaiian's 1996 Stock Incentive Plan, all outstanding Hawaiian options granted under the plan will become fully vested and exercisable immediately before, but will terminate upon, the completion of the merger. In addition, under the terms of Hawaiian's 1996 Non-Employee Director Stock Option Plan, all outstanding Hawaiian options granted under the plan will terminate upon the completion of the merger. Accordingly, the merger will accelerate the vesting of options held by Hawaiian's officers to purchase an aggregate of 907,500 shares of Hawaiian common stock, and the completion of the merger will terminate options held by Hawaiian's directors and officers to purchase an aggregate of 2,468,000 shares of Hawaiian common stock with current exercise prices ranging from $2.06 to $4.06, except to the extent these options are exercised prior to the merger.

    Prior to the completion of the merger, as permitted by the merger agreement, Hawaiian may offer to pay $4.00 in cash less the exercise price for each outstanding option held by eight directors of Hawaiian in exchange for the cancellation of the option. Hawaiian is prohibited, however, from paying more than $531,795 in the aggregate for the options or making a payment to any individual if the payment may adversely affect the Company's ability to obtain federal loan guarantees under the Stabilization Act. Of this amount, $366,875 is allocable to options held by John W. Adams, the chairman of the Hawaiian board and an affiliate of AIP. Options held by Hawaiian's directors to purchase an aggregate of 418,000 shares of Hawaiian common stock may be subject to the cash offer.

    Under the terms of existing employment agreements, the exercise price of Hawaiian options granted to Mr. Casey and 11 other current or former officers of Hawaiian granted under Hawaiian's 1996 Stock Incentive Plan prior to June 2000 is subject to being repriced to $2.625 upon the consummation of a "change of control in ownership" of Hawaiian prior to June 30, 2003. Under the terms of Hawaiian's 1996 Stock Incentive Plan, a committee of disinterested directors is authorized to make all necessary interpretations under the plan, but the committee has not yet made a determination whether the merger constitutes a "change of control in ownership." Options to purchase 870,000 shares of Hawaiian common stock with current exercise prices ranging from $3.50 to $4.06 would be subject to repricing, if applicable. If these options were repriced, the exercise price of all of these options would be reduced by $845,700 in the aggregate.

    SEVERANCE FOLLOWING THE MERGER

    The merger agreement provides that specified officers of Hawaiian who are terminated by the Company within 180 days after the completion of the merger would be entitled to receive $4.00 less the exercise price for each outstanding and unexercised Hawaiian option held immediately prior to the completion of the merger in consideration of a release by the officer of all claims that he or she may have against the Company in respect of his or her employment or termination and a non-disclosure and a non-competition arrangement. The maximum amount payable under this provision would be $1,503,000 (assuming no prior exercises of options and that all these officers are in fact terminated). This amount would be in addition to severance arrangements previously in place.

    HAWAIIAN EMPLOYEE BENEFIT PLANS

    Under the terms of the merger agreement, prior to the completion of the merger, Hawaiian may provide up to an aggregate net present value of $800,000 in additional or supplemental payments and/or benefits to Hawaiian employees, including its officers. Hawaiian may provide the payments and benefits to retain the services of its officers and employees to the extent it deems prudent or as part of its good business practice, but must have a view to minimizing any adverse effect on the Company's cash position.

    DIRECTOR FLIGHT BENEFITS

    The merger agreement provides that each member of the Hawaiian board and his or her spouse will receive, upon completion of the merger, flight benefits on each airline and all routes operated by the Company. These flight benefits will consist of a highest priority space available flight pass, a universal air travel plan card for the Company system, a highest category frequent flyer card for the Company system and a membership in the Company's airport lounge club.

    NON-COMPETITION AGREEMENTS

    The merger agreement provides that Hawaiian may offer to pay Paul J. Casey, the vice chairman and chief executive officer of Hawaiian, up to $1,745,640 in cash and benefits if he agrees not to compete with Hawaiian in the interisland air carrier market for three years, acknowledges that receiving the payment will satisfy in full all of Hawaiian's severance obligations to him and agrees to cancel all of his outstanding Hawaiian options.

    BOARD DESIGNATION AND OTHER GOVERNANCE RIGHTS

    Under the terms of the proposed stockholders agreement, the Company will issue to AIP LLC three shares of the Company's Series C special preferred stock upon the completion of the merger. As a result, AIP LLC will have governance rights on specified matters, including the right initially to nominate three individuals to the 11-person board of directors of the Company, the right to have a representative on each major committee of the Company's board and the right to veto the appointment and compensation of senior executive officers and transactions with affiliates of TurnWorks and the controlling shareholders of Aloha. On January 24, 2002, AIP nominated John W. Adams, the current chairman of Hawaiian, Todd G. Cole, a director of Hawaiian and a member of the special committee, and Joseph P. Hoar, a director of Hawaiian and a member of the special committee, to serve on the initial 11-person board of the Company.

    In addition, the Company has agreed in the merger agreement to issue to each of the three largest labor unions that currently have representatives on the Hawaiian board of directors one share of Company special preferred stock upon the completion of the merger, as required by their respective collective bargaining agreements. As a result, the three unions will have governance rights on specified matters, including the right initially to nominate one individual each to the Company's board and the right to have representatives on each significant committee of the Company's board (other than the audit committee). Reno F. Morella, Samson Poomaihealani and Sharon L. Soper, the current designees of the three unions to the Hawaiian board of directors, have been nominated, respectively, by those unions to serve on the initial 11-person board of the Company.

    As directors of the Company, they will be entitled to benefits, including an annual fee of $20,000, a fee of $1,000 per meeting (but limited to $4,000 per year), stock options and flight benefits on each airline operated by the Company. For a description of these benefits, see "Management of the Company After the Merger and Related Party Transactions."

    For a summary of these and other governance rights, see "Ancillary Agreements--Stockholders Agreement" and "Description of the Capital Stock of the Company."

    REGISTRATION RIGHTS OF AIP LLC AND SMITH MANAGEMENT

    Under the terms of the AIP merger agreement, the Company is obligated to prepare and file, at its own expense, a registration statement to register the resale by AIP LLC of Company common stock and notes at any time after the completion of the merger under the specified terms and conditions set forth in the registration rights agreement. In addition, under the terms of the registration rights agreement, the Company is obligated to register, at its own expense, the resale by AIP LLC and Smith Management of Company common stock and notes under specified terms and conditions. For a summary of the registration rights of AIP LLC and Smith Management, see "Ancillary Agreements--AIP Merger Agreement--Additional Agreements and Resale Registration Statement" and "Ancillary Agreements--Registration Rights Agreement."

    FEES PAID TO SPECIAL COMMITTEE MEMBERS

    At a meeting of the Hawaiian board of directors on October 29, 2001, the board approved the formation of the special committee, and Todd G. Cole, as chairman, Joseph P. Hoar and William M. Weisfield were appointed to the special committee. Although each member is considered an "independent director" under AMEX rules and a "qualified director" under Hawaii law, Messrs. Hoar and Weisfield are designees of AIP to the Hawaiian board. On the same day, the executive committee of the Hawaiian board approved the payment to the members of the special committee of the following fees in consideration of their anticipated involvement and commitment in serving on the special committee:

    - a retention fee of $30,000 for the chairman and $20,000 for each other member;

    - a fee for each in-person meeting of the special committee of $3,750 for the chairman and $2,500 for each other member;

    - a fee for each telephonic meeting of the special committee of $1,500 for the chairman and $1,000 for each other member;

    - a monthly retainer for each month during which the special committee was constituted of $3,750 for the chairman and $2,500 for each other member; and

    - reimbursement of reasonable business expenses incurred in connection with services on behalf of the special committee.

    None of these fees were contingent upon the recommendation of the merger by the special committee, the approval of the merger by the Hawaiian board or the entering into of a merger agreement, nor are they contingent upon the approval of the merger by the Hawaiian shareholders or the completion of the merger. To date, Hawaiian has paid the special committee members the following fees for their services through December 31, 2001: Mr. Cole--$59,250; Mr. Hoar--$38,500; and Mr. Weisfield--$39,500. In addition, each of the members of the special committee will be entitled to receive the monthly retainer specified above for each month beginning January 2002 and ending in the month in which the merger is completed or the merger agreement is terminated, as well as fees payable with respect to any meetings of the special committee that take place prior to the completion of the merger or the termination of the merger agreement.

INTERESTS OF ALOHA'S DIRECTORS AND OFFICERS IN THE MERGER

    GENERAL

    Members of the Aloha board and Aloha's management may be deemed to have interests in the merger that are different from or in addition to your interests as Aloha shareholders. These differences relate to a number of rights that arise in connection with the merger and the related transaction and are subject to the occurrence of the merger. The Aloha board considered each of these interests in determining that the terms of the merger agreement, the merger and the related transactions are fair to, and in the best interests of, Aloha's shareholders.

    INDEMNIFICATION AND INSURANCE

    The Company has agreed to honor Aloha's obligations to indemnify the current and former directors and officers of Aloha, and has agreed to maintain Aloha's directors' and officers' liability and fiduciary liability insurance in place, for six years following the completion of the merger with respect to claims arising out of their acts or omissions prior to the completion of the merger.

    DIRECTOR FLIGHT BENEFITS

    The merger agreement provides that each member of the Aloha board and his or her spouse will receive, upon completion of the merger, flight benefits on each airline and all routes operated by the Company. These flight benefits will consist of a highest priority space available flight pass, a universal air travel plan card for the Company system, a highest category frequent flyer card for the Company system, and a membership in the Company's airport lounge club.

    CHANGE IN CONTROL PAYMENTS

    Under the terms of their existing respective employment agreements, each of Glenn R. Zander, a director and the chief executive officer of Aloha, and Brenda
F. Cutwright, the chief financial officer of Aloha, is entitled to a separation payment and an option cash-out payment, together with specified other payments and benefits, upon the merger of Aloha with another company. The merger will trigger these provisions, which, in the case of the separation payment and option cash-out payment, amount to approximately $3.2 million for Mr. Zander and approximately $1.7 million for Ms. Cutwright in total payments.

    The parties to the merger have agreed that the principal shareholders of Aloha, instead of Aloha, will make the separation payments and option cash-out payments to Mr. Zander and Ms. Cutwright. As a result, Aloha, Mr. Zander,
Ms. Cutwright and the principal shareholders of Aloha have agreed that each of the relevant employment agreements will be amended upon receipt of these payments to release Aloha from the obligation to make the separation payments and option cash-out payments.

    The amendment to Mr. Zander's agreement will cause his employment with Aloha to terminate on the last day of the month in which the 60th day following the completion of the merger falls. Further, pursuant to the amendment, Mr. Zander agrees, subject to certain limitations and restrictions, not to compete with the Company for three years following his termination. The amendment to Ms. Cutwright's employment agreement will cause her employment with Aloha to terminate on the date of the completion of the merger. For a summary of the amendments to these employment agreements, see "Ancillary Agreements--Amendment to Glenn R. Zander Employment Agreement" and "Ancillary Agreements--Amendment to Brenda F. Cutwright Employment Agreement."

    At the same time, the principal shareholders of Aloha and Mr. Zander and Ms. Cutwright entered into a stockholder assumption agreement, pursuant to which the principal shareholders of Aloha have agreed to assume liability for and pay the separation payments and option cash-out payments to

Mr. Zander and Ms. Cutwright. The agreement does not become effective until immediately prior to the merger. If the merger agreement terminates, the stockholder assumption agreement terminates and the relevant employment agreements remain in effect unamended.

    ARRANGEMENTS INVOLVING THE PRINCIPAL SHAREHOLDERS OF ALOHA

    Under the terms of the proposed stockholders agreement, upon the completion of the merger, the Company will issue to a voting trust representing the principal shareholders of Aloha three shares of the Company's special preferred stock. The voting trust consists of the shares beneficially owned by the members of the Ching and Ing families who are the principal shareholders of Aloha and, in some cases, are also directors of Aloha. As a result, the principal shareholders of Aloha will have governance rights on specified matters, including the right initially to nominate three individuals to the 11 person board of directors of the Company, the right to have a representative on each major committee of the Company's board and the right to veto the appointment and compensation of senior executive officers and transactions with affiliates of TurnWorks and AIP. For a summary of these and other governance rights, see "Ancillary Agreements--Stockholders Agreement" and "Description of the Capital Stock of the Company."

    Han H. Ching, Eldon M.T. Ching and Richard K.M. Ing, each of whom is a director of Aloha, are the Aloha principal shareholders' designees for the board of directors of the Company. As directors of the Company, they will be entitled to benefits, including an annual fee of $20,000, a fee of $1,000 per meeting (but limited to $4,000 per year), stock options and flight benefits on each airline operated by the Company. For a description of these benefits, see "Management of the Company After the Merger and Related Party Transactions." In addition, upon completion of the merger, Mr. Han H. Ching will become vice chairman of the board of directors of the Company. Mr. Han H. Ching, Mr. Eldon M.T. Ching and Mr. Ing have agreed to vote their shares in favor of the merger and have deposited all of their shares of Aloha capital stock in the voting trust.

    In connection with the merger agreement, Hawaiian has entered into a stock purchase agreement with two affiliates of the principal shareholders of Aloha to purchase 5,000 shares of Series C preferred stock of Aloha for an aggregate purchase price of $5 million, which is the stated amount of these shares. The purchase will take place immediately prior to the merger. The shares of Series C preferred stock will be held by Hawaiian until they are cancelled in the merger.

    The voting trust will be a party to the registration rights agreement to be entered into by the Company, TurnWorks and AIP as a condition to the merger. Pursuant to this agreement, the Company will be obligated, upon request, to register for resale the shares of common stock of the Company held by the Aloha principal shareholders. The principal shareholders also will be entitled to include their shares in registered offerings by the Company and other shareholders. The Company generally will bear any registration expenses.

    Specified principal shareholders of Aloha, that are affiliates of specified directors of Aloha, have personally guaranteed up to $10 million of Aloha's outstanding debt. It is a condition to the closing of the merger that the holders of this debt release these guarantees upon the closing of the merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    GENERAL

    The following discussion, which is based on the opinions of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to Hawaiian, and Shearman & Sterling, counsel to Aloha, summarizes the material federal income tax consequences of the merger to you. However, this discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to persons that are subject to special treatment under the federal income tax laws. In particular, this discussion deals only with shareholders that hold Hawaiian common stock, Hawaiian special preferred stock or Aloha common stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended. Moreover, this discussion does not address the federal income tax consequences to AIP LLC and its members of the AIP merger, including the receipt of $10 million in cash by AIP LLC. In addition, this discussion does not address the tax treatment of special classes of shareholders, such as banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding Hawaiian or Aloha stock as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, foreign corporations, foreign partnerships, foreign estates or trusts and persons who are not citizens or residents of the United States. This discussion may not be applicable to holders who acquired Hawaiian or Aloha stock pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion does not address any state, local or foreign tax considerations. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

    This discussion is based on the Internal Revenue Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this joint proxy statement/prospectus, as well as representations as to factual matters made by, among others, the Company, Hawaiian, and Aloha. Future legislative, judicial, or administrative changes or interpretations, or the failure of any such factual representation to be true, correct and complete in all material respects, may adversely affect the accuracy of the statements and conclusions described in this document. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to you. None of the Company, Hawaiian or Aloha is currently aware of any facts or circumstances that would cause any representations made by it to Paul, Weiss, Rifkind, Wharton & Garrison or Shearman & Sterling to be untrue or incorrect in any material respect.

    MATERIAL TAX CONSEQUENCES OF THE MERGER

    The material federal income tax consequences of the merger will be as follows:

    - Each of (i) the merger of Hawaiian into a wholly-owned subsidiary of the Company and (ii) the merger of Aloha into another wholly-owned subsidiary of the Company will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code for federal income tax purposes, and the Company, Hawaiian and Aloha will each be a party to the reorganization within the meaning of section 368(b) of the Internal Revenue Code;

    - No gain or loss will be recognized by the Company, Hawaiian or Aloha as a result of the merger;

    - No gain or loss will be recognized by you upon your receipt of Company common stock in exchange for your Hawaiian or Aloha stock, except to the extent that you receive any notes in the merger;

    - The aggregate tax basis of the shares of Company common stock that you receive in exchange for your Hawaiian or Aloha stock in the merger will be the same as the aggregate tax basis of your Hawaiian or Aloha stock exchanged, decreased by the fair market value of any notes received by you and increased by the amount of gain, if any, recognized by you in the merger; and

    - The holding period for shares of Company common stock that you receive in the merger will include the holding period of your Hawaiian or Aloha stock exchanged.

    If you are a Hawaiian shareholder, you may recognize gain to the extent that you receive any notes in exchange for your Hawaiian stock. The amount of any gain you will recognize is equal to the lesser of:

    - the fair market value of any notes received by you; or

    - the sum of the fair market values of the Company common stock and any notes received by you minus your adjusted tax basis in the Hawaiian stock exchanged.

    As discussed below, we will determine the fair market value of the notes in connection with our determination of the issue price of the notes for purposes of the original issue discount (also known as OID) rules. The amount of gain recognized by you that "has the effect of the distribution of a dividend" will be treated as ordinary dividend income to the extent of your ratable share of the undistributed earnings and profits of Hawaiian as of the date of the merger and any excess will be treated as gain from the exchange of property. Such gain will be capital gain if the shares of Hawaiian stock were held by you as a capital asset at the time of the merger, and will be long-term capital gain if, at the time of the merger, the shares of Hawaiian stock were held by you for more than one year.

    In general, the determination as to whether the gain recognized by you will be treated as capital gain or dividend income depends upon whether and to what extent the transactions related to the merger will be deemed to reduce your percentage ownership of the Company following the merger. For purposes of that determination, you are treated as if you first exchanged all of your shares of Hawaiian stock solely for Company common stock and then the Company immediately redeemed (the "deemed redemption") a portion of such Company common stock in exchange for the notes you actually received. If, under section 302 of the Internal Revenue Code, the deemed redemption is "substantially disproportionate" with respect to you, the gain recognized will be treated as capital gain. One requirement that must be met in order for the deemed redemption to be "substantially disproportionate" is that the percentage of the outstanding voting stock of the Company following the merger and the deemed redemption considered owned by you is less than 80% of the percentage of the outstanding voting stock of the Company considered owned by you following the merger but immediately before the deemed redemption. The Company estimates that, based upon an analysis conducted in connection with the execution of the merger agreement, the value, at the time of the merger, of the $2.00 principal amount of notes would be approximately $1.25 to $1.50. Based on this estimate, it is anticipated that the deemed redemption will be "substantially disproportionate" with respect to you, in which case the gain recognized by you should be taxed as capital gain.

    Section 302 of the Internal Revenue Code also provides that if the deemed redemption is "not essentially equivalent to a dividend" with respect to you, then any gain recognized by you in the transaction will be capital gain. In general, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in your deemed percentage stock ownership of the Company following the merger. That determination generally requires a comparison of (i) the percentage of the outstanding stock of the Company you are considered to have owned immediately before the deemed redemption and (ii) the percentage of the outstanding stock of the Company you own immediately after the deemed redemption. The Internal Revenue Service has indicated in a published ruling that, in the case of a small minority holder of a publicly held corporation who exercises no control over corporate affairs, a reduction in the holder's proportionate interest in the corporation from .0001118% to .0001081% would constitute a meaningful reduction. In the event that the deemed redemption is not "substantially disproportionate" with respect to you, it is anticipated that the deemed redemption will be "not essentially equivalent to a dividend" with respect to you, in which case the gain recognized by you should be taxed as capital gain.

    In applying the foregoing tests, under the attribution rules of section 318 of the Internal Revenue Code, you are deemed to own:

    - stock owned and, in some cases, constructively owned by family members, by certain estates and trusts of which you are a beneficiary and by certain affiliated entities; and

    - stock subject to an option actually or constructively owned by you or such other persons.

    If you exercise dissenters' rights, you generally will recognize taxable capital gain or loss based upon the difference between the amount of cash received by you and your tax basis in the shares of Hawaiian or Aloha stock you exchanged.

    The obligation of Hawaiian and Aloha to complete the merger is conditioned upon, among other things, Hawaiian's receipt of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison and Aloha's receipt of an opinion from Shearman & Sterling that each of (i) the merger of Hawaiian into a wholly-owned subsidiary of the Company and (ii) the merger of Aloha into another wholly-owned subsidiary of the Company will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. The obligation of the Company and its subsidiaries participating in the merger to complete the merger is conditioned upon, among other things, the Company's receipt of opinions from Paul, Weiss, Rifkind, Wharton & Garrison and Shearman & Sterling that each of
(i) the merger of Hawaiian into a wholly-owned subsidiary of the Company and
(ii) the merger of Aloha into another wholly-owned subsidiary of the Company will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. These opinions of counsel will be based in part upon representations, made as of the effective time of the merger, by the Company, Hawaiian, and Aloha, which each counsel will assume to be true, correct and complete. If the representations are inaccurate, the opinions of counsel could be adversely affected. None of the Company, Hawaiian or Aloha has requested or will request a private letter ruling from the Internal Revenue Service as to whether each of (i) the merger of Hawaiian into a wholly-owned subsidiary of the Company and (ii) the merger of Aloha into another wholly-owned subsidiary of the Company qualifies as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. The opinions of counsel will not be binding upon the Internal Revenue Service or any court.

    The Company has requested a private letter ruling from the Internal Revenue Service that each of the two separate planned mergers, whereby each of Hawaiian and Aloha will be merged with and into subsidiaries that are limited liability companies of the Company, will qualify as a statutory merger or consolidation of Hawaiian and Aloha, respectively, with the Company for purposes of section 368(a) of the Internal Revenue Code. Such a ruling would be necessary for counsel under current law to provide the opinions mentioned above. In the event the ruling is not obtained or the opinions of counsel mentioned above cannot be obtained for the planned mergers but can be obtained for the alternative mergers, whereby Aloha will merge with and into a corporate subsidiary of the Company, Hawaiian will merge with and into the Company, and the assets of Hawaiian will immediately be transferred to a corporate subsidiary of the Company, the alternative mergers will be implemented. The tax consequences of the alternative mergers will be the same as those discussed above for the planned mergers.

    BACKUP WITHHOLDING

    Noncorporate holders of Hawaiian stock may be subject to backup withholding at a rate of 30% on any notes received in the merger. Backup withholding will not apply, however, to a shareholder who:

    - furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that he or she is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

    - provides a certificate of foreign status on Form W-8; or

    - is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

    A shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to penalties imposed by the Internal Revenue Service. We will provide a Form W-9 to you after the merger. Any amount withheld under these rules will be credited against your federal income tax liability.

    REPORTING REQUIREMENTS

    You will be required to attach a statement to your tax returns for the taxable year in which the merger is completed that contains the information set forth in section 1.368-3(b) of the Department of Treasury regulations. The statement must include your tax basis in the Hawaiian or Aloha stock surrendered and a description of the Company common stock and any notes received in the merger.

    In general, information reporting requirements also will apply to certain payments of interest (including OID) and to any taxable distribution in respect of notes made within the United States to a noncorporate U.S. person. We will provide annual information statements to holders of the notes (other than corporations and other exempt recipients) and to the Internal Revenue Service, setting forth the amount of OID and QSI determined to be attributable to the notes for that year.

ACCOUNTING TREATMENT

    The Company expects to account for the merger for accounting and financial reporting purposes using "purchase" accounting as that term is used under accounting principles generally accepted in the United States. For accounting purposes, it is expected that Hawaiian will be treated as the acquiring entity. Accordingly, the purchase price, which is the fair value of the Company stock issued to Aloha's shareholders, will be allocated to the fair value of the assets and liabilities of Aloha. Any excess of the purchase price over the fair value of Aloha's identifiable net assets (including identified intangibles, if any) will be recorded as goodwill. Consolidated financial statements of the Company issued after the completion of the merger will reflect these values. See "Unaudited Pro Forma Combined Financial Statements."

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 142, which requires that goodwill and specified intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. This statement will apply to the Company and the merger.

REGULATORY APPROVALS

    The completion of the merger is subject to the filing of notifications and applications with, and the obtaining of clearances and approvals from, a number of state and federal regulators, as described below.

    U.S. ANTITRUST CLEARANCE. Completion of the merger does not require any filings of notifications or applications with the DOJ or Federal Trade Commission but consummation of the AIP merger is subject to the prior notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On December 27, 2001, Mr. Brenneman, as ultimate parent entity of the Company, and Pengo Capital LLC, as ultimate parent entity of AIP, made the required filings under the HSR Act. On January 28, 2002, the DOJ issued requests for additional information to Mr. Brenneman and Pengo Capital LLC in connection with the DOJ's investigation of the AIP merger. The effect of the issuance of the request is to delay the expiration of the HSR Act waiting period until 30 days after both Mr. Brenneman and Pengo Capital substantially comply with the requests.

Mr. Brenneman and Pengo Capital have begun the process of responding to the request and are cooperating with the DOJ's investigation.

    The merger and the related transactions, including the AIP merger, remain subject to the U.S. antitrust laws and the DOJ has commenced an investigation of the merger. Pursuant to the investigation, the DOJ has issued a civil investigative demand to Aloha. Aloha is cooperating with that investigation. If the DOJ determines that the merger or the related transactions (including the AIP merger) violates the antitrust laws, the DOJ could bring a lawsuit in federal court seeking to prevent completion of the merger or the related transactions (including the AIP merger), to condition completion of the merger or the related transactions (including the AIP merger) on divestiture of assets or business operations of Aloha or Hawaiian, or to condition consummation of the merger or the related transactions (including the AIP merger) on the Company agreeing to other limitations on the conduct of its business. We cannot guarantee that a challenge to the merger or the related transactions (including the AIP merger) on antitrust grounds will not be made or, if such a challenge is made, that Aloha, AIP or the Company will prevail or will not be required to terminate one or more agreements, to divest certain assets, or to accept certain conditions in order to complete the merger. Any impediment to the completion of the AIP merger will also impede the merger because the completion of the merger is conditioned on the completion of the AIP merger, and vice versa.

    STATE ANTITRUST CLEARANCE. The completion of the merger does not require prior notification to, or approval of, the Attorney General of the State of Hawaii. Nevertheless, the State Attorney General has authority under Hawaii law to conduct an inquiry into the legality of the merger under state and federal antitrust laws and the State Attorney General, in conjunction with the DOJ, has commenced an investigation of the merger. Pursuant to the investigation, the State Attorney General has requested additional information from Aloha, Hawaiian and the Company. Aloha, Hawaiian and the Company are cooperating with that investigation. If the State Attorney General determines that the merger violates the antitrust laws, the State Attorney General could bring a lawsuit challenging the legality of the merger. We cannot guarantee that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that the merging parties would prevail or would not be required to terminate the merger agreement, to divest certain assets, or to accept conditions in order to complete the merger.

    U.S. DEPARTMENT OF TRANSPORTATION. The DOT issues economic authority, in the form of certificates of public convenience and necessity, to U.S. common carriers by air and maintains continuing jurisdiction over all these certificates of public convenience and necessity. Specifically, Part 204 of the DOT's regulations requires airlines to give the DOT notice of any substantial change in operations, ownership or management. The DOT may not prohibit such a change in operations, ownership or control prior to conclusion of the transaction, but can institute proceedings to revoke or modify the certificate of public convenience and necessity as a result of the change. Additionally, the prior approval of the DOT, with the approval of the President, is required for the transfer of all international routes from one carrier to another. Aloha and Hawaiian both hold international operating authorities. Application has been made for approval of the transfers of these routes.

    FEDERAL AVIATION ADMINISTRATION. The FAA issues "Air Carrier Certificates" and "Commuter Certificates" to all U. S. air carriers that allow the carrier to operate under specific safety regulations. Aloha and Hawaiian are authorized to operate under Part 121 and Part 135 of the FAA's regulations. FAA regulations do not require advance notification of the merger. Changes to certain operational and safety positions, as well as notification of changes in ownership, are required and, as they relate to the operational and safety positions, are subject to FAA approval. The Company, Hawaiian and Aloha have begun to discuss the operational and safety changes that are required to be made. FAA maintains continuing jurisdiction over Air Carrier Certificates and can institute proceedings to amend or revoke such certificates.

    FEDERAL COMMUNICATIONS COMMISSION. The FCC has the authority, under the Communications Act of 1934, to do the following:

    - issue, modify and renew and revoke radio licenses;

    - to regulate the equipment used;

    - to promulgate or modify rules for the operation of radio facilities; and

    - to impose penalties for violations.

    Aloha and Hawaiian are authorized to operate under Parts 87 and 90 of the FCC's rules and hold "Industrial/Business Radio," "Aviation Auxiliary Group" and "Aircraft (or Fleet)" Licenses from the FCC for radio facilities that they operate and require for the conduct of their businesses. Prior to completion of the merger, Hawaiian and Aloha, as subsidiaries of the Company, will be required to obtain a new Aircraft License from the FCC and consent from the FCC for the assignment of Hawaiian's and Aloha's other FCC licenses occurring as part of the merger.

    HAWAII DISLOCATED WORKERS LAW. The Hawaii Dislocated Workers Law requires that 60 days advance notice of any expected closing or termination from employment be given to Hawaii employees of Hawaiian and Aloha. The Hawaii Dislocated Workers Law notice may be required if there is a change of employer, as there is when Hawaiian and Aloha are merged and are not the surviving companies, even if employees are immediately rehired by a buyer or successor and suffer no actual loss of employment. Further, a successor employer must provide additional Hawaii Dislocated Workers Law notices if it later decides to lay off employees after the transaction occurs and the layoffs may be due to the transaction.

    In addition to the notice requirement, covered employers are required to pay a dislocated worker allowance for four weeks to each employee who is terminated or laid off and applies for and is determined eligible for unemployment insurance benefits as a supplement to any unemployment insurance benefit received. The dislocated worker allowance is not payable to union employees who have provisions for severance pay in their collective bargaining agreements, and severance payments received by non-union employees are offset against any dislocated worker allowance. Because of existing severance obligations, the Company does not expect that any obligations to pay dislocated worker allowances will represent a material additional liability.

    Any employer who fails to conform to the Hawaii Dislocated Workers Law is liable to each of the employees affected in an amount equal to the value of all their wages, benefits, and other compensation for the three months preceding the closure, partial closure, or relocation of the covered establishment. Hawaiian and Aloha currently plan to provide notices, and in some instances they or their successor companies may provide multiple notices, to ensure compliance with the Hawaii Dislocated Workers Law.

    WORKER ADJUSTMENT AND RETRAINING NOTIFICATION ACT. In general, the Worker Adjustment and Retraining Notification Act requires employers with 100 or more full time employees, or 100 or more employees who in the aggregate work at least 4,000 hours per week (exclusive of overtime), to give 60 days advance notice of a plant closing or mass layoff to affected employees, bargaining representatives and local government officials if the plant closing or mass layoff results in the layoff of 50 or more employees at a single site of employment. An employer may be liable for back-pay and penalties for failure to provide the required notice. If employees are immediately rehired by a buyer or successor entity upon the closing of a business transaction, the seller or predecessor is not required to provide a WARN Act notice. Once the transaction is completed, the buyer or successor is responsible for giving notices required in connection with subsequent actions. The Company expects that some loss of employment will result from the merger, although final decisions have not yet been made concerning all of the employees who will be affected. Hawaiian and Aloha intend to give all employee notices required under the WARN Act.

    STAGE II AND III EXEMPTIONS. Federal law allows Aloha and Hawaiian to operate only a limited number of aircraft that meet Stage II but not Stage III noise restrictions. While Hawaiian does not utilize any Stage II aircraft, Aloha currently operates a limited number of Stage II aircraft. If this special provision is not available to the Company after the merger, the Company's operating costs may increase. Counsel to the Company has advised it that the risk of this provision becoming unavailable to the Company after the merger is limited.

    LIQUOR LICENSES. As a result of the merger, each of Hawaiian and Aloha may need to receive the consent of various parties to the transfer of liquor licenses that they hold. Failure to receive these consents prior to the closing of the merger may adversely affect the Company's ability to serve alcohol on its flights.

    Hawaiian, Aloha and the Company may not be able to obtain the requisite regulatory clearances and approvals within the time frame that the merger agreement contemplates or without accepting conditions that would be detrimental to Hawaiian, Aloha or the Company. A lobbying group representing travel agents and a lobbying group called Citizens for Competitive Air Travel have publicly expressed their opposition to the merger. These and similar interested groups may seek to delay or impede the requisite regulatory clearances and approvals.

    The merger agreement provides that all parties must use their commercially reasonable efforts and cooperate fully to obtain all requisite clearances and approvals, but:

    - none of the parties is required to agree to conditions in connection with obtaining regulatory clearances and approvals if the conditions would have a material and adverse impact on the Company;

    - the prior consent of the Company is required before Aloha or Hawaiian is able to accept a limitation on its freedom of action or ability to retain any business as a condition to a clearance or approval; and

    - no party is required to contest an injunction, other than a temporary restraining order, against the merger issued in a proceeding initiated by a government authority.

PRIVATE THIRD PARTY CONSENTS

    If we complete the merger without receiving the prior consents of specified creditors and insurers of, and numerous other non-governmental entities with material business relationships with, Hawaiian and Aloha, then these creditors, insurers and other entities may have the right to receive damage payments, accelerate obligations, terminate contracts and foreclose on collateral. Each party to the merger agreement has the unilateral right to prevent the completion of the merger if there would be a material adverse effect on the Company as a result of the failure to have received private third party consents. While we are using all commercially reasonable efforts to obtain these consents in a timely manner, it is possible that these creditors, insurers and other entities could delay, impede or increase the costs of the completion of the merger.

LISTINGS OF COMPANY COMMON STOCK ON THE AMERICAN STOCK EXCHANGE AND THE PACIFIC EXCHANGE; DE-LISTING AND DE-REGISTRATION OF HAWAIIAN COMMON STOCK

    The completion of the merger is conditioned on the listing of the shares of Company common stock issuable in the merger (and any other shares to be reserved for issuance in connection with the merger) on the AMEX and PSE, or such other national securities exchange as the Company, Hawaiian and Aloha agree, subject only to official notice of issuance. We expect that the Company common stock will trade under the ticker symbol "HA."

    The notes will not be listed on any exchange. It is possible that there will be no market for trading notes.

    Following the merger, Hawaiian's common stock will no longer be listed on the AMEX and the PSE and will no longer be registered under the Securities Exchange Act. In addition, Hawaiian will cease to be a reporting company under the Securities Exchange Act.

RESTRICTIONS ON THE SALE OF SHARES OF COMPANY COMMON STOCK AND NOTES

    Shares of Company common stock issuable to Hawaiian and Aloha shareholders and notes issuable to Hawaiian shareholders upon completion of the merger will have been registered under the Securities Act and the indenture relating to the notes will have been qualified under the Trust Indenture Act. In general, these securities may be traded freely in the United States without restriction by those shareholders who are not deemed to be affiliates of Hawaiian, Aloha or the Company for purposes of SEC rules.

    If you are an affiliate of Hawaiian or Aloha for purposes of the Securities Act, you may not use this joint proxy statement/prospectus in connection with any resale by you of shares of Company common stock or notes that you receive as a result of the merger. However, the registration rights agreement among the Company, the voting trust for the benefit of the principal shareholders of Aloha, TurnWorks, AIP LLC and Smith Management requires the Company, if requested, to convert this registration statement into a resale registration statement that covers the shares received in the merger by the voting trust for the benefit of the principal shareholders of Aloha. In addition, the registration rights agreement requires the Company, if requested, to maintain an effective resale registration statement that covers the shares held from time to time by the voting trust for the benefit of the principal shareholders of Aloha, TurnWorks, AIP LLC and Smith Management. The AIP merger agreement also requires the Company to prepare and file a resale registration statement that covers the shares of Company common stock and notes to be issued to AIP LLC in the AIP merger, and to use its best efforts to have the registration statement declared effective as promptly as practicable at or after the time the merger is completed. Furthermore, the registration rights agreement requires the Company generally to bear registration expenses incurred for the benefit of the holders.

    Each of Hawaiian and Aloha have agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it to execute and deliver a letter in which the person agrees, among other things, not to sell, transfer or otherwise dispose of any Company common stock or notes unless the sale, transfer or other disposition has been registered under the Securities Act or, in the opinion of counsel in form and substance reasonably satisfactory to the Company, the sale, transfer or other disposition complies with Rule 145 under the Securities Act, if available, or is otherwise exempt from registration under the Securities Act.

DISSENTERS' RIGHTS

    Shareholders of Hawaiian and Aloha who do not vote in favor of the respective merger proposal submitted to them for approval and who comply with all applicable statutory requirements will be entitled to exercise dissenters' rights under Part XIV (Sections 414-341 through 414-372) of the Hawaii Business Corporation Act (also known as the HBCA).

    The following discussion is a summary of dissenters' rights under the HBCA and is qualified in its entirety by the full text of Part XIV of the HBCA, a copy of which is attached to this joint proxy statement/prospectus as Appendix XI. All references in the dissenters' rights provisions of the HBCA and in this summary to a "shareholder" are to:

    - the record shareholder on the record date for the applicable special meeting of the shares of capital stock of Hawaiian or Aloha with respect to which dissenters' rights are to be asserted; and

    - a beneficial shareholder, as to shares of the capital stock of Hawaiian or Aloha held by a record shareholder on behalf of the beneficial shareholder, who complies with the requirements of Section 414-343(b) of the HBCA.

    Section 414-343(b) requires that a person having a beneficial interest in shares of capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to provide its written consent to the beneficial shareholder's dissent not later than the time that the beneficial shareholder asserts dissenters' rights.

    Under the HBCA, shareholders of Hawaiian and Aloha who follow the procedures set forth in the HBCA will be entitled to have their shares appraised by the Circuit Court of the First Circuit of the State of Hawaii and to receive payment of the "fair value" of their shares, exclusive of any appreciation or depreciation in anticipation of the merger unless the exclusion would be inequitable, together with interest from the completion of the merger until the date of payment at the average rate currently paid by Hawaiian and Aloha, as the case may be, on its principal bank loans or, if no bank loans exist, at a rate that is fair and equitable under all the circumstances.

    Under the HBCA, where a merger is submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, must notify each of its shareholders entitled to dissenters' rights, in the notice of the meeting, that dissenters' rights are available and include in the notice a copy of the dissenters' rights provisions of the HBCA. The notices of the special meetings that accompany this joint proxy statement/prospectus include the notifications required by the HBCA, and the applicable statutory provisions are attached to this joint proxy statement/prospectus as Appendix XI. Any shareholder of Hawaiian or Aloha who wishes to exercise dissenters' rights or who wishes to preserve the right to do so, should review the following discussion and Appendix XI carefully because failure to timely and properly comply with the procedures specified in Part XIV of the HBCA will result in the forfeiture of dissenters' rights.

    Under Section 414-352 of the HBCA, a shareholder of Hawaiian or Aloha wishing to exercise dissenters' rights must:

    - deliver to Hawaiian or Aloha, as applicable, before the vote on the merger proposal at the applicable special meeting, a written notice of the shareholder's intention to demand payment for the shareholder's shares of the capital stock of Hawaiian or Aloha, as applicable; and

    - must not vote in favor of the merger proposal.

    If a shareholder executes and returns a proxy which does not contain voting instructions, it will, unless revoked, be voted for the merger proposal, and the shareholder will forfeit all dissenters' rights. Therefore, a shareholder who votes by proxy and who wishes to exercise dissenters' rights must either vote against the merger proposal or expressly abstain from voting on the merger proposal. However, a vote against the merger proposal, or an express abstention from voting on the merger proposal, will NOT, in and of itself, constitute a written notice of intention to demand payment satisfying the requirements of
Section 414-352 of the HBCA. IF A SHAREHOLDER FAILS TO COMPLY WITH THE FOREGOING REQUIREMENTS AND THE MERGER IS COMPLETED, THE SHAREHOLDER WILL FORFEIT ALL DISSENTERS' RIGHTS AND WILL BE ENTITLED TO RECEIVE, IN EXCHANGE FOR ITS SHARES, THE MERGER CONSIDERATION PROVIDED FOR IN THE MERGER AGREEMENT.

    A shareholder who wishes to exercise dissenters' rights must hold its shares of record on the record date for the applicable special meeting or, if the shareholder is the beneficial holder of shares, the beneficial shareholder must arrange for the record shareholder of the shares on the record date to provide to Hawaiian or Aloha, as the case may be, not later than the time that the beneficial shareholder asserts dissenters' rights, the record shareholder's consent to the beneficial shareholder's dissent.

    A notice of intent to demand payment for a shareholder's shares (or a consent to a beneficial shareholder's exercise of dissenters' rights) should be executed by or on behalf of the shareholder of record, fully and correctly, as the shareholder's name appears on the stock certificate. The notice must state that the shareholder intends thereby to demand payment for its shares in the merger. If the shares of capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the notification should be signed in that capacity, and if the shares of capital stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the notification should be signed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may sign a notification on behalf of a holder of record; however, the agent must identify the record owner or owners and should expressly disclose and provide written evidence of the fact that, in signing the notification, it is agent for such owner or owners. A record holder, such as a broker who holds shares of capital stock as nominee for several beneficial owners, may exercise dissenters' rights with respect to the shares of capital stock held for one or more beneficial owners while not exercising dissenters' rights with respect to the shares of capital stock held for other beneficial owners. In this case, however, the written notice of intention to demand payment for shares should set forth the number of shares of capital stock as to which dissenters' rights are being asserted. Where no number of shares of capital stock is expressly mentioned, the notification will be presumed to cover all shares of capital stock held in the name of the record owner. A shareholder who holds shares of capital stock in a brokerage account or other nominee form and who wishes to exercise dissenters' rights may either:

    - consult with the broker or other nominee to determine the appropriate procedures to insure that proper notification is provided by the broker or nominee; or

    - provide notification directly to Hawaiian or Aloha, as applicable, along with the consent of the record owner to the dissent.

    A shareholder's notification of an intention to demand payment for its shares should be sent or delivered as follows:

FOR SHAREHOLDERS OF HAWAIIAN           FOR SHAREHOLDERS OF ALOHA
Hawaiian Airlines, Inc.                Aloha Airgroup, Inc.
3375 Koapaka Street, Suite G-350       Two Waterfront Plaza, Suite 500
Honolulu, Hawaii 96819-1869            Honolulu, Hawaii 96813
Attention: General Counsel             Attention: Corporate Secretary
Telecopier No.: (808) 835-3690         Telecopier No.: (808) 539-5955

    Within 10 days after the completion of the merger, the Company must provide a Dissenters' Notice to each holder of the capital stock of Aloha and Hawaiian, respectively, who has not voted in favor of the merger proposal and who has provided notice of its intention to demand payment for its shares in compliance with Section 414-352 of the HBCA. The Dissenters' Notice must:

    - state the place where the shareholder's payment demand must be sent and where and when the shareholder's certificates formerly representing shares of the capital stock of Hawaiian and Aloha must be deposited;

    - inform holders of uncertificated shares to what extent transfer of shares will be restricted after payment demand is received;

    - supply a form for demanding payment that includes the date of the first announcement to news media of the terms of the proposed merger and require that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of his or her shares before that date;

    - set a date by which the Company must receive the shareholder's payment demand, which date may not be fewer than 30 days nor more than 60 days after the Dissenters' Notice is delivered to shareholders; and

    - be accompanied by a copy of Part XIV of the HBCA.

    The date of the first announcement of the merger was December 19, 2001.

    Each shareholder to whom a Dissenters' Notice is sent must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date of first announcement and deposit the shareholder's certificates in accordance with the terms of the Dissenters' Notice. A SHAREHOLDER WHO DOES NOT DEMAND PAYMENT OR DEPOSIT THE SHAREHOLDER'S CERTIFICATES BY THE DATE SPECIFIED IN THE DISSENTERS' NOTICE FORFEITS ITS DISSENTERS' RIGHTS AND WILL NO LONGER BE ENTITLED TO RECEIVE ANY PAYMENT UNDER PART XIV OF THE HBCA.

    Upon receipt of a dissenting shareholder's payment demand and share certificates, the Company must pay to each dissenter who has complied with the provisions of Part XIV of the HBCA the amount that the Company estimates to be the fair value of the dissenters' shares, plus accrued interest, except that the Company may elect to withhold payment to a dissenter who was not the beneficial owner of the shares before the date of first announcement unless the dissenter agrees to accept an offer to pay the estimated amount in full satisfaction of the dissenters' demand. Payment (or, in the case of dissenters who acquired beneficial ownership of their shares after the date of first announcement, the offer to make payment) of the amount estimated by the Company to be the fair value of the dissenters' shares must be accompanied by:

    - Hawaiian's or Aloha's, as applicable, balance sheet as of December 31, 2001, income statement for the year then ended, statement of changes in shareholder's equity for that year and the latest available interim financial statements;

    - a statement of the Company's estimate of the fair value of the shares of capital stock of Hawaiian or Aloha, as applicable;

    - an explanation of how the accrued interest was calculated;

    - a statement of the dissenters' right to demand payment under
      Section 414-359 of the HBCA; and

    - a copy of Part XIV of the HBCA.

    Under Section 414-359, a dissenter may notify the Company in writing of the dissenters' own estimate of the fair value of the dissenters' shares and the amount of interest due, and demand payment of the dissenters' estimate, or reject the Company's offer and demand payment of the fair value of the dissenters' shares, if:

    - the dissenter believes that the amount paid or offered by the Company is less than the fair value of the dissenters' shares or that the interest due is incorrectly calculated;

    - the Company fails to make payment of the estimated amount due within 60 days after the date set in the Dissenters' Notice for demanding payment; or

    - Hawaiian or Aloha, as applicable, fails to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

    A DISSENTER WAIVES THE RIGHT TO DEMAND PAYMENT UNDER SECTION 414-359 IF THE DISSENTER DOES NOT NOTIFY THE COMPANY OF THE DEMAND IN WRITING WITHIN 30 DAYS AFTER THE COMPANY MADE OR OFFERED PAYMENT FOR THE DISSENTERS' SHARES.

    If a demand for payment under Section 414-359 remains unsettled, the Company is required to commence a proceeding in the First Circuit Court within 60 days after receiving the dissenters' payment demand and request the First Circuit Court to determine the fair value of the shares and the amount of accrued interest. If the Company does not begin a proceeding within the 60-day period, it is required to pay the amount demanded by each dissenter whose payment demand remains unsettled. The Company is required to make all dissenters whose payment demands remain unsettled parties to the proceeding. Dissenters who are nonresidents of Hawaii may be served with a copy of the petition instituting the proceeding by registered or certified mail or by publication as provided by law.

    In the proceeding commenced by the Company, the First Circuit Court is permitted to appoint one or more persons as appraisers to receive evidence and recommend a decision on fair value, and the appraisers have the powers described in the order appointing them. Each dissenter is entitled to normal discovery rights and ultimately to a judgment in the amount by which the fair value of the dissenters' shares and accrued interest, as determined by the First Circuit Court, exceeds the amount previously paid by the Company.

    Shareholders considering seeking dissenters' rights should be aware that the fair value of their shares of capital stock, as determined in an appraisal proceeding under Section 414-371 of the HBCA, could be more than, the same as or less than the value of the merger consideration they would receive for their shares under the terms of the merger agreement if they did not seek appraisal of their shares. Investment banking opinions as to fairness from a financial point of view, such as the opinion provided by Morgan Stanley to the special committee and the Hawaiian board of directors, are not necessarily opinions as to fair value under Part XIV of the HBCA.

    The First Circuit Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by dissenters for the period between the completion of the merger and the date of payment. The interest rate is the average rate "currently" paid by the applicable corporation on its principal bank loans or, if none, at a rate that the First Circuit Court determines to be fair and equitable under all the circumstances. If the rates of interest were to be determined based on the average rates paid by Hawaiian and Aloha on their principal bank loans as of the date of this joint proxy statement/prospectus, the rate of interest would be approximately 8% per annum for Hawaiian and approximately 5.25% per annum for Aloha.

    The First Circuit Court is required to determine all costs of an appraisal proceeding, including the reasonable compensation and expenses of any appraisers it appoints, and to assess those costs against the Company, except that costs may be assessed against some or all dissenters, in amounts the court finds to be equitable, if the court finds that the dissenters acted arbitrarily, vexatiously or not in good faith in making their demand for payment under Section 414-359 of the HBCA. The First Circuit Court may also assess the fees and expenses of counsel and experts for the parties to the appraisal proceeding, in amounts the court finds equitable:

    - against the Company, if the court finds that it (or Hawaiian or Aloha, as applicable) did not substantially comply with the requirements of Sections 414-351 to 414-359 of the HBCA; or

    - against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Part XIV of the HBCA.

    In addition, if the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters, and that the fees for those services should not be assessed against the

Company, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who benefited from such services.

    Shares of the capital stock of Hawaiian or Aloha held by a shareholder who has properly exercised dissenters' rights under Part XIV of the HBCA and who has not effectively withdrawn or lost dissenters' rights at the time the merger is completed will not be converted into or represent the right to receive the merger consideration, but shall represent only the rights to which the shareholder is entitled under Part XIV of the HBCA. However, in the event any shareholder who exercises dissenters' rights effectively withdraws or loses dissenters' rights, then its shares of the capital stock of Hawaiian or Aloha, as the case may be, will automatically be converted into and represent only the right to receive the merger consideration to which the shareholder is entitled under the merger agreement.

    FAILURE TO FOLLOW CAREFULLY THE STEPS REQUIRED BY PART XIV OF THE HBCA FOR PERFECTING DISSENTERS' RIGHTS WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

LAWSUITS BY SHAREHOLDERS AND OTHERS CHALLENGING THE MERGER

    On January 11, 2002, Crandon Capital Partners filed an action in the First Circuit Court of the State of Hawaii entitled CRANDON CAPITAL PARTNERS v. JOHN
W. ADAMS, ET AL. against Hawaiian, the directors of Hawaiian, and AIP. The purported class-action suit alleges that the merger and the related transactions provide unfair preferential treatment to AIP and Mr. Adams, and that the director defendants breached their fiduciary duty to Hawaiian's shareholders by approving the merger and the related transactions. Plaintiff seeks to enjoin the merger and the related transactions and obtain unspecified damages. On
January 24, 2002, the First Circuit Court denied plaintiff's motion for a temporary restraining order enjoining the merger because, according to the Court, plaintiff did not show that the balance of irreparable damage favored the issuance of a temporary restraining order. Plaintiff is nonetheless now pursuing a motion for a preliminary injunction against the merger, and discovery relating to that request. Defendants believe the suit is without merit and intend to defend it vigorously.

    On January 17, 2002, three separate but virtually identical actions entitled MOCARSKI v. CASEY, ET AL., MOORE V. CASEY, ET AL., and WHITE V. CASEY, ET AL., were filed in First Circuit Court of the State of Hawaii. Defendants in each of the purported class-action lawsuits are Hawaiian directors Paul J. Casey, Joseph
P. Hoar, Sharon L. Soper, Thomas J. Trzanowski, Reno F. Morella, John W. Adams, Robert G. Coo, Edward Z. Safady, Todd G. Cole and Samson Poomaihealani. Plaintiffs Joseph J. Mocarski, Ted Moore and Richard A. White allege that defendants had a self-interest in approving the merger as a result of the change-of-control provisions in their Hawaiian stock options and employment agreements, and that they breached their fiduciary duties to Hawaiian's shareholders by approving the merger. The actions seek, among other relief, to enjoin the merger. Defendants believe the suits are without merit and intend to defend them vigorously.

    On February 7, 2002, John L. Garibaldi, a former officer of Hawaiian, filed a demand for arbitration with the Arbitration Tribunals of Dispute Prevention and Resolution, Inc. in Honolulu, Hawaii entitled GARIBALDI v. HAWAIIAN AIRLINES, INC. The respondent in the action is Hawaiian. The claimant alleges that Hawaiian has repudiated its obligations in regard to the vesting and exercise date of stock options granted to him under his release and separation agreement with Hawaiian. The demand seeks, among other relief, to enjoin the merger as well as unspecified damages. Hawaiian believes the demand is without merit and intends to vigorously defend against Mr. Garibaldi's claims.

                              THE MERGER AGREEMENT

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH WE HAVE ATTACHED AS APPENDIX I TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND WHICH WE INCORPORATE BY REFERENCE INTO THIS DOCUMENT. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

ANCILLARY ARRANGEMENTS WITH AIP AND ITS AFFILIATES

    Immediately before the merger of Hawaiian and Aloha, there will be a merger of the two partners of AIP into the Company. As a result of this merger involving the two partners of AIP:

    - the Company will hold all of the shares of Hawaiian common stock currently held by AIP, but these shareholdings of the Company will subsequently be cancelled without the payment of additional consideration in the merger, and

    - AIP LLC, a newly formed company that will own the two partners of AIP, will receive:

       - 18,181,818, shares of Company common stock;

       - notes with an aggregate principal amount of $36,363,636; and

       - $10 million in cash.

    The number of shares of Company common stock and the principal amount of notes that AIP LLC will receive in this merger is the same as what AIP would have received in the Hawaiian and Aloha merger had AIP not negotiated a separate transaction with the Company. The completion of the AIP merger is a condition to the completion of the merger. Moreover, the satisfaction of the conditions to the completion of the Hawaiian and Aloha merger is a condition to the completion of this merger involving the owners of AIP.

    In addition, upon the completion of the merger, an advisory services agreement will require the Company to deliver to AIP's affiliates, John W. Adams and Smith Management:

    - one million shares of Company common stock;

    - notes with an aggregate principal amount of $2 million; and

    - $5 million in cash.

AIP LLC will also receive three shares of special preferred stock of the Company pursuant to a stockholders agreement among AIP LLC, a voting trust that represents the principal shareholders of Aloha, TurnWorks and the Company. The purpose of these shares of special preferred stock is to protect the right of AIP LLC to continue to control who occupies three of the board seats on the 11-person board of directors of the Company.

    The agreements relating to these arrangements are summarized as follows:

    - the discussion of the AIP merger agreement under "Ancillary
      Agreements--The AIP Merger Agreement;"'

    - the discussion of the advisory services agreement with Mr. Adams and Smith Management under "Ancillary Agreements--Smith Management/Adams Advisory Services Agreement;" and

    - the discussion of the stockholders agreement under "Ancillary Agreements--Stockholders Agreement."

In addition, the interests of AIP and its affiliates (including Mr. Adams and Smith Management) in the merger and related transactions are described under "The Merger--Interests of Hawaiian's Directors and Officers in the Merger."

    All shares of Hawaiian common and special preferred stock held directly by John W. Adams or any other affiliates of AIP will be treated in the merger in the same manner as all other shares of Hawaiian common and special preferred stock.

ANCILLARY ARRANGEMENTS RELATING TO ALOHA

    Immediately before the merger, the following transactions relating to Aloha will occur:

    - Hawaiian will purchase for $10 million, plus the accrued and unpaid dividends of about $1.5 million, the $10 million aggregate stated amount of shares of Series C preferred stock of Aloha held by the Aloha
      Airgroup, Inc. Non-Pilots Pension Trust. These shares will subsequently be cancelled in the merger without payment of additional consideration to Hawaiian.

    - Hawaiian will purchase for $5 million the remaining outstanding shares of Series C preferred stock of Aloha. The aggregate stated amount of these remaining shares of preferred stock is $5 million and the selling securityholders will be two affiliates of the principal shareholders of Aloha. These shares will subsequently be cancelled in the merger without payment of additional consideration to Hawaiian.

    - Each share of Series B preferred stock of Aloha will convert into 203.75 shares of Class A common stock of Aloha as required by the articles of incorporation of Aloha and will participate in the merger as common stock.

A voting trust that represents the principal shareholders of Aloha will also receive three shares of special preferred stock of the Company pursuant to a stockholders agreement among AIP LLC, the voting trust, TurnWorks and the Company. The purpose of these shares of special preferred stock is to protect the right of the principal shareholders of Aloha to continue to control who occupies three of the board seats on the 11-person board of directors of the Company.

    The agreements relating to these arrangements are summarized as follows:

    - the discussion of the stock purchase agreement between Hawaiian and the affiliates of the principal shareholders of Aloha under "Ancillary Agreements--The Stock Purchase Agreement with Specified Aloha Shareholders;"

    - the discussion of the agreements providing for the releases, noncompetition undertaking and related matters under "Ancillary Agreements--The Stockholder Assumption Agreement," "Ancillary Agreements--Amendment to Glenn R. Zander Employment Agreement" and "Ancillary Agreement--Amendment to Brenda F. Cutwright Employment Agreement;" and

    - the discussion of the stockholders agreement under "Ancillary Agreements--Stockholders Agreement."

    In addition, the interests of Aloha's affiliates in the merger and related transactions are described under "The Merger--Interests of Aloha's Directors and Officers in the Merger."

THE MERGER

    STRUCTURE. Following the approval of the merger agreement by the shareholders of Aloha and Hawaiian, the satisfaction or waiver of the other conditions set forth in the merger agreement (which are described below) and completion of the AIP merger:

    - Aloha will merge into a Delaware limited liability company that is wholly-owned by the Company, which will be renamed "Aloha Airgroup, LLC." Aloha Airgroup, LLC will survive this merger and the separate corporate existence of Aloha will cease.

    - Hawaiian will merge into a Delaware limited liability company that is wholly-owned by the Company, which will be renamed "Hawaiian Airlines, LLC." Hawaiian Airlines, LLC will survive this merger and the separate corporate existence of Hawaiian will cease.

These two mergers will become effective at the same time through filings with appropriate authorities in Hawaii and Delaware.

    ALTERNATIVE STRUCTURE. The merger agreement provides for an alternative structure if the merger, as described in the previous paragraph, is not permitted by applicable law or if the conditions in the merger agreement would not be satisfied using the structure described in the previous paragraph but would be satisfied if this alternative structure were used. In this alternative structure:

    - Aloha will merge into a Delaware corporation that is wholly-owned by the Company, which will be renamed "Aloha Airgroup, Inc." Aloha
      Airgroup, Inc., the Delaware corporation, will survive this merger and the separate corporate existence of Aloha will cease.

    - Hawaiian will merge into the Company. The Company will survive this merger, and the separate corporate existence of Hawaiian will cease. In addition, as soon as practicable following this merger, the Company will transfer the assets, liabilities and operations of Hawaiian to a Delaware corporation that is wholly-owned by the Company, which will be renamed "Hawaiian Airlines, Inc."

The provisions of the merger agreement described below will apply regardless of which structure is ultimately used to effect the merger.

    Additional governmental and third party consents will be required and additional expense and risk will be incurred if the merger is completed using the alternative structure for several reasons:

    - the transfer of assets, liabilities and operations (including agreements) of Hawaiian will require the preparation, execution and in some cases filing of multiple documents to effect the assignment or transfer of assets and agreements to the subsidiary and the assumption of liabilities by the subsidiary;

    - under applicable governmental rules and regulations and the provisions of third party agreements, approvals of and consents to an assignment or other transfer of a governmental license or permit or a third-party agreement may be necessary even though no approval or consent would be required to a merger, or may be required in addition to obtaining an approval of or consent of the merger;

    - even where seeking approvals or consents to both the merger and the subsequent transfer of assets and liabilities can be combined in one application or request, such an application or request will necessarily be more complicated and may require the provision by Hawaiian and the Company of substantially more information and explanation than would be the case in seeking approval of the merger alone; and

    - there is likely to be a delay and related expense between the completion of the merger and the completion of the transfer of the assets, liabilities and operations of Hawaiian to a subsidiary of the Company, partly because in some instances the merger may have to be completed, and its completion evidenced by filings, before the asset transfer may be made.

    ORGANIZATIONAL DOCUMENTS. The certificate of incorporation and by-laws of the Company will be amended and restated upon completion of the merger. These organizational documents are summarized under "Description of the Capital Stock of the Company."

    DIRECTORS. The board of directors of the Company will consist of the following 11 individuals:

    - two individuals selected by TurnWorks:

       - Gregory D. Brenneman, who will serve as chairman of the board as well as chief executive officer and is currently the chairman and chief executive officer of TurnWorks; and

       - Steven C. DeSutter, who is currently a senior vice president of TurnWorks;

    - three individuals selected by AIP:

       - John W. Adams, who is currently the chairman of the board of directors of Hawaiian;

       - Todd G. Cole, who is currently a director of Hawaiian; and

       - Joseph P. Hoar, who is currently a director of Hawaiian;

    - three individuals selected by Aloha's principal shareholders:

       - Han H. Ching, who will serve as vice-chairman of the board and is currently chairman of the board of Aloha;

       - Eldon M.T. Ching, who is currently a director of Aloha; and

       - Richard K.M. Ing, who is currently a director of Aloha;

    - three individuals selected by the three unions that represent employees of
      Hawaiian:

       - Reno F. Morella, who is currently a director of Hawaiian and the designee of the Air Line Pilots Association, International;

       - Samson Poomaihealani, who is currently a director of Hawaiian and the designee of the International Association of Machinists and Aerospace Workers; and

       - Sharon L. Soper, who is currently a director of Hawaiian and the designee of the Association of Flight Attendants.

    Information about each of these individuals is included under "Management of the Company After the Merger and Related Party Transactions--Executive Officers and Directors."

WHAT HAWAIIAN SHAREHOLDERS WILL RECEIVE IN THE MERGER

    Each share of Hawaiian common and special preferred stock, other than those held by dissenting holders or by any of the parties to the merger agreement, will convert into the right to receive one share of common stock of the Company and one note with a principal amount of $2.00. This exchange ratio will not be adjusted.

    We expect that Hawaiian shareholders, together with AIP LLC and its affiliates, will hold between approximately 51.2% and 52.7% of the outstanding shares of Company common stock upon completion of the merger, depending on how many of the existing Hawaiian stock options are exercised before the completion of the merger.

HAWAIIAN STOCK OPTIONS AND OTHER RIGHTS TO RECEIVE HAWAIIAN STOCK

    Each of the outstanding options to acquire 3,018,000 shares of Hawaiian common stock will vest immediately before the merger and will terminate upon the completion of the merger, except for the outstanding options to acquire 50,000 shares of Hawaiian common stock pursuant to the 1994 Stock Option Plan. These 50,000 options, if not exercised before the completion of the merger, will become options to acquire, at the same exercise price, an identical number of shares of Company common stock and of notes with a principal amount of $2.00 per note.

    Prior to the completion of the merger, as permitted by the merger agreement, Hawaiian may offer to pay in cash $4.00 less the exercise price for specified outstanding options in exchange for the cancellation of the option. Hawaiian is prohibited, however, from paying more than $1,049,545 in the aggregate for the options or making a payment to any individual if the payment may adversely affect the Company's ability to obtain federal loan guarantees under the Stabilization Act. Options to purchase an aggregate of 968,000 shares of Hawaiian common stock may be subject to the cash offer.

    Under the terms of existing employment agreements, the exercise price of Hawaiian options granted to Mr. Casey and 11 other current or former officers of Hawaiian granted under Hawaiian's 1996 Stock Incentive Plan prior to June 2000 is subject to being repriced to $2.625 upon the consummation of a "change of control in ownership" of Hawaiian prior to June 30, 2003. Under the terms of Hawaiian's 1996 Stock Incentive Plan, a committee of disinterested directors is authorized to make all necessary interpretations under the plan, but the committee has not yet made a determination whether the merger constitutes a "change of control in ownership." Options to purchase 870,000 shares of Hawaiian common stock with current exercise prices ranging from $3.50 to $4.06 would be subject to repricing, if applicable. If these options were repriced, the exercise price of all of these options would be reduced by $845,700 in the aggregate.

    Each employee of Hawaiian eligible to receive shares of Hawaiian common stock not yet issued under Hawaiian's Pilot 401(k) Plan and Stock Allocation Agreement, dated May 2001, will become eligible over the time period specified in the plan to receive, on the same terms and conditions as before the merger, an identical number of shares of Company common stock and of notes, each with a principal amount of $2.00 for each share of Company common stock. As of January 31, 2002 there are up to 1,166,470 shares eligible for issuance under the plan.

WHAT ALOHA SHAREHOLDERS WILL RECEIVE IN THE MERGER

    Each share of Aloha common stock, other than those held by dissenting holders or by any of the parties to the merger agreement, will convert into the right to receive a number of shares of Company common stock equal to the quotient obtained by dividing:

    - the sum of 19,555,458 and, if Hawaiian issues more than 250,000 shares of common stock as a result of the exercise of options between December 19, 2001 and the completion of the merger, 14.58% of the number of shares of Hawaiian common stock issued during this period as a result of the exercise of options, by

    - 8,451,670, which will be the number of outstanding shares of Aloha common stock immediately before the merger.

    Pursuant to this formula, each share of Aloha common stock will convert into the right to receive between approximately 2.31 and 2.37 shares of Company common stock, depending on how many Hawaiian options are exercised before the completion of merger. The Company will not issue any fractional shares and therefore the number of shares each Aloha holder receives will be rounded up or down to the nearest share. The Company will not issue any notes to the Aloha shareholders.

    The Aloha shareholders are expected to hold between approximately 27.6% and 28.5% of the outstanding shares of Company common stock upon completion of the merger, depending on how many of the existing Hawaiian stock options are exercised before the completion of the merger.

ALOHA STOCK OPTIONS

    Each of the outstanding options to acquire 483,000 shares of Aloha common stock will be cancelled upon completion of the merger. If the fair market value of an option exceeds its exercise price, then the option holder will receive a cash payment equal to the amount of this excess. The fair market value per share of Aloha common stock will be determined for this purpose by multiplying:

    - the number of shares of Company common stock into which each share of Aloha common stock will convert in the merger, by

    - the average closing trading price per share of Hawaiian common stock during the 30 calendar days before the completion of the merger.

ISSUANCE OF ADDITIONAL SHARES TO TURNWORKS

    If Hawaiian issues more than 250,000 shares of common stock as a result of the exercise of options between December 19, 2001 and the completion of the merger, then the Company will issue to TurnWorks a number of shares of Company common stock equal to 10.41% of the number of shares of Hawaiian common stock issued during this period as a result of the exercise of these options. Accordingly, TurnWorks will hold between approximately 19.7% and 20.3% of the outstanding shares of Company common stock upon completion of the merger, depending on how many of the existing Hawaiian stock options are exercised before the completion of the merger.

    TurnWorks will also receive two shares of special preferred stock of the Company pursuant to the stockholders agreement. The purpose of these shares of special preferred stock is to protect the right of TurnWorks to designate two members of the 11-person board of directors of the Company. The Company will not issue fractional shares or any notes to TurnWorks.

EXCHANGE OF COMMON STOCK CERTIFICATES

    At the effective time of the merger, each issued and outstanding share of Aloha common stock will be converted into the right to receive between approximately 2.31 and 2.37 shares of Company common stock, and each outstanding share of Hawaiian common stock will be converted into the right to receive one share of Company common stock and $2.00 principal amount of notes.

    Aloha and Hawaiian, along with the Company, will designate a bank or trust company to act as exchange agent and, as soon as possible after the effective time of the merger, mail a letter of transmittal to you. The letter of transmittal will tell you how to surrender your Aloha or Hawaiian stock certificates in exchange for the merger consideration to which you are entitled. You should not send in your Aloha or Hawaiian common stock certificates until you receive a transmittal form. You should send them only pursuant to instructions set forth in the letter of transmittal. In all cases, the merger consideration will be provided only in accordance with the procedures set forth in the merger agreement and the letters of transmittal.

    We strongly recommend that certificates for stock and letters of transmittal be transmitted only by registered United States mail, return receipt requested, appropriately insured. Holders of stock whose certificates are lost will be required to make an affidavit identifying their certificate or certificates as lost, stolen or destroyed and, if required by Aloha or Hawaiian, to post a bond in such amount as we may reasonably require to indemnify us against any claim that may be made with respect to the lost certificate.

    The Company will not be liable to any person in respect of any merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains representations and warranties by Aloha, Hawaiian and TurnWorks relating to, among other things:

    - organization, qualification, capitalization and other corporate matters;

    - authorization, execution, delivery, performance and enforceability of, and required consents, permits, approvals and authorizations relating to, the merger agreement, the ancillary agreements and related matters;

    - absence of conflicts with or violations of organizational documents or laws, and absence of breaches of or defaults under agreements, in connection with the merger agreement, the ancillary agreements and related matters;

    - absence of material pending or threatened legal proceedings; and

    - absence of any untrue statement of material fact or omission of any material fact required to be stated in the registration statement.

    The merger agreement contains representations and warranties by Aloha and Hawaiian relating to, among other things:

    - certification as an "air carrier";

    - operating licenses and permits;

    - compliance with applicable laws, agreements and permits;

    - in the case of Hawaiian, accuracy of the information contained in the reports and financial statements that Hawaiian files with the SEC and other governmental authorities;

    - in the case of Aloha, accuracy of the information in the financial statements prepared by Aloha;

    - absence of a known liability or obligation that would have a material adverse effect;

    - capital expenditures and obligations to make cash payments;

    - absence of material adverse changes since December 31, 2000;

    - existing contracts;

    - environmental matters;

    - labor matters;

    - employee benefits matters;

    - insurance matters;

    - intellectual property matters;

    - tax matters;

    - sufficiency of assets, properties and contracts for conduct of business;

    - aircraft owned or leased, aircraft maintenance and flight routes;

    - board of directors' approvals;

    - in the case of Hawaiian, recommendation of the special committee;

    - shareholder votes required to adopt the merger agreement; and

    - in the case of Hawaiian, receipt of a fairness opinion from Morgan
      Stanley.

    The merger agreement also contains representations and warranties by TurnWorks with respect to the Company and its subsidiaries relating to their operations and liabilities.

    The foregoing representations and warranties are subject, in some cases, to specified exceptions and qualifications, including materiality thresholds. The representations and warranties of each of the parties will expire upon completion of the merger.

COVENANTS AND OTHER AGREEMENTS

    Aloha and Hawaiian have agreed to conduct their respective businesses in the usual, regular and ordinary course and to use reasonable efforts to comply with all applicable laws, rules and regulations and to preserve their assets and third party relationships. In addition, Aloha and Hawaiian have agreed that they will not take any of the following actions, except for actions specifically contemplated by the merger agreement or disclosed prior to the signing of the merger agreement, without the prior written consent of the Company and either Hawaiian or Aloha, as the case may be, which consent will not be unreasonably withheld:

    - declare or pay any dividends on, or make any other distributions in respect of, their capital stock;

    - split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for their capital stock;

    - repurchase, redeem or otherwise acquire any shares of their capital stock;

    - issue, deliver or sell any shares of their capital stock or any other securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any shares or convertible securities or any other ownership interest except for the issuance of specified numbers of shares pursuant to the exercise of outstanding options and the issuance of up to 1,166,470 shares of Hawaiian common stock pursuant to the Hawaiian's Pilot Allocation Agreement or the issuance of up to 483,000 shares of Aloha common stock pursuant to presently existing stock option plans;

    - amend their charters or bylaws;

    - agree to make any acquisitions of any other business or third parties;

    - sell, lease, encumber or otherwise dispose of any of their material assets;

    - incur any indebtedness or guarantee any indebtedness, except for borrowings under existing credit agreements and overnight borrowings in the ordinary course;

    - settle or compromise any tax liability, make any tax election that is inconsistent with past practice, change their fiscal year or make any changes to accounting methods unless required by a change in generally accepted accounting principles;

    - modify, amend or terminate any material contract other than in the ordinary course;

    - enter into any non-competition agreement; and

    - except as required under any existing agreement or by any applicable law (and, in the case of Hawaiian, except for the payment of up to $1,049,545 in the aggregate to specified directors and employees as consideration for the cancellation of options, the release of severance claims and the entry into non-competition agreements and the granting of up to $800,000 of additional benefits to officers and employees):

       - grant any increase in the compensation or benefits payable to any director, officer or employee;

       - agree to pay any pension, retirement allowance or other employee benefit not required by existing benefit plans;

       - enter into any new, or amend any existing employment, severance, retention or termination agreement, with any director, officer or employee;

       - take any action that, to the knowledge of Hawaiian or Aloha, may adversely affect the Company's ability to obtain a federal credit instrument under the Stabilization Act; or

       - except as may be required by law, adopt or become obligated under any employee benefit plan that was not in existence on December 19, 2001 and disclosed, or amend any plan in existence.

    Except as permitted or required by the merger agreement or any of the ancillary agreements or to the extent that each of Aloha and Hawaiian otherwise consents in writing, the Company has agreed that, prior to the merger it will not engage in any operations or transactions. The Company may issue warrants, options or other equity-linked securities or other commitments to any U.S. federal governmental authority in connection with any application for U.S. federal loan guarantees and other benefits if the boards of directors of each of Aloha, Hawaiian and the Company consent in advance.

    In addition to agreements relating to the conduct of the businesses of Aloha, Hawaiian and the Company, the merger agreement also contains additional agreements of the parties, including those summarized below:

    - each of Aloha and Hawaiian has agreed to call and hold its special meeting as promptly as practicable;

    - each of Aloha and Hawaiian has agreed, through its board of directors, to solicit from its shareholders votes or proxies in favor of the approval and adoption of the merger agreement, to recommend this approval and adoption to its shareholders and not to withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other parties, its board recommendation. However, neither Aloha nor Hawaiian will be so obligated if:

       - it has complied with the provisions of the merger agreement described below under the heading "--No Solicitation of Alternative Transactions;"

       - an unsolicited bona fide superior proposal is then-outstanding;

       - it provides two full business days' notice; and

       - in the good faith judgment of its board of directors, taking into account independent legal advice, the making of or failure to withdraw or modify the board recommendation would violate the board of directors' fiduciary duties;

    - each of Aloha and Hawaiian has agreed to submit the merger agreement to its shareholders for approval and adoption whether or not its board of directors (and, in the case of Hawaiian, if appropriate, its special committee) determines that the merger agreement is no longer advisable and recommends that its shareholders reject it;

    - each party has agreed to afford to each other party and its representatives reasonable access to its officers, employees, agents, properties, offices and other facilities and to its books and records to the extent reasonably necessary to plan for operations of the parties after the merger and to verify that all representations and warranties made under the merger agreement are true and correct, subject to a confidentiality agreement among the parties;

    - the parties have agreed to use all commercially reasonable efforts and cooperate fully with each other, to take all actions that are necessary, proper or advisable to consummate the merger, including taking all appropriate actions to cause the conditions precedent to the merger to be satisfied;

    - the parties have agreed to use their commercially reasonable efforts and cooperate fully to obtain all requisite clearances and approvals, but:

       - none of the parties is required to agree to conditions in connection with obtaining regulatory clearances and approvals if the conditions would have a material and adverse impact on the Company;

       - the prior consent of the Company is required before Aloha or Hawaiian is able to accept a limitation on its freedom of action or its ability to retain any business as a condition to a clearance or approval; and

       - no party is required to contest an injunction, other than a temporary restraining order, against the merger issued in a proceeding initiated by a government authority;

    - the Company has agreed to extend the rights to director's and officer's insurance coverage and to indemnification with respect to acts and omissions in their capacities as directors and officers of Hawaiian and Aloha;

    - the Company has agreed to pay specified executive officers and other employees of Hawaiian up to approximately $1.5 million in the aggregate, in addition to any severance amounts the Company is required to pay, in the event the Company terminates them after the completion of the merger;

    - the Company will adopt the Aloha Holdings, Inc. 2002 Company Stock Incentive Plan, pursuant to which the Company may grant options to purchase Company common stock to certain directors, officers and employees;

    - the Company will be bound by and assume all of Aloha's and Hawaiian's obligations under their respective union agreements;

    - the Company has agreed to give each member of the initial board of directors of the Company following the completion of the merger and each member of the current boards of directors of Hawaiian and Aloha, as well as each of their spouses, flight benefits from the Company on the Company system, including a universal air travel plan card for use on routes on the Company system; and

    - the parties have agreed that, following the merger, the Company will provide specified compensation for non-employee directors.

NO SOLICITATION OF ALTERNATIVE TRANSACTIONS

    Each of Aloha and Hawaiian has agreed that it will not take any of the following actions:

    - solicit, initiate or encourage any proposal by any third party for an alternative business combination involving Aloha or Hawaiian or the acquisition of at least 10% of the equity, voting power or assets of Hawaiian or Aloha;

    - enter into any binding or non-binding agreement with respect to any alternative transaction;

    - participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or cooperate in any way with, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any alternative transaction;

    - amend or grant any waiver or release under any confidentiality, standstill or similar agreement relating to any alternative transaction; or

    - in the case of Hawaiian, amend or grant any waiver or release or approve of any transaction or redeem any rights under the Hawaiian rights agreement which is described under "Description of the Capital Stock of Hawaiian--Shareholder Rights Plan."

    However, Aloha's and Hawaiian's boards of directors may furnish information or participate in negotiations or discussions in connection with an unsolicited bona fide written proposal for an alternative transaction if:

    - the board of directors determines in good faith, after receipt of advice from outside counsel, that the failure to take such action would violate its fiduciary duties to its shareholders;

    - financing for the alternative transaction is committed or, in the board of directors' good faith judgment, is reasonably capable of being obtained;

    - the board of directors determines in good faith that the alternative transaction proposal would be reasonably likely to be consummated and would result in a transaction more favorable to its shareholders;

    - the board of directors receives advice from a nationally recognized financial advisor that the alternative transaction is more favorable to its shareholders;

    - the board of directors receives an executed confidentiality agreement with provisions no less favorable than those contained in the confidentiality agreement between any Aloha and Hawaiian; and

    - the board of directors provides at least two full business days' advance notice to the other parties to the merger agreement.

    Aloha and Hawaiian have also agreed that they will provide the other parties with the material terms of any alternative transaction proposal and the identity of the person making it.

    TurnWorks has also agreed that it will not support or participate in any alternative transaction to take control of Hawaiian or Aloha.

CONDITIONS TO THE MERGER

    Each party's obligation to complete the merger is subject to a number of conditions, including the following:

    - the approval at the special meetings of the merger agreement by the affirmative vote required by applicable Hawaii corporate law and, in the case of Hawaiian, by a majority of the qualified shares as defined by Hawaii corporate law;

    - the expiration or termination of the waiting periods under the Hart-Scott-Rodino Act;

    - the absence of any law, rule, regulation or order that has the effect of prohibiting completion of the merger or any judicial or administrative proceeding initiated by a governmental authority that continues to be pending seeking any such result;

    - the registration statement has been declared effective by the SEC and the indenture pursuant to which the notes are to be issued has been qualified under the Trust Indenture Act;

    - the shares of Company common stock issuable in the merger and the other shares to be reserved for issuance in connection with the merger have been authorized for listing on the AMEX and PSE;

    - the Company and its subsidiaries have received all governmental certifications and approvals necessary to permit it and its subsidiaries to continue to conduct Aloha's and Hawaiian's respective business after the completion of the merger;

    - the parties have obtained all consents, approvals or authorizations of governmental authorities legally required in connection with the merger agreement or the transactions contemplated by the merger agreement and all other governmental or third party consents, approvals or authorizations required in connection with the merger agreement, except for those the failure of which to be obtained would not be expected to result in a material adverse effect on the combined business that would have otherwise resulted from the completion of the merger;

    - the stockholders agreement and the registration rights agreement have been executed and delivered by each of the parties to those agreements;

    - Hawaiian has purchased the Aloha Series C preferred stock pursuant to stock purchase agreements entered into at the time of the merger agreement;

    - the AIP merger has been completed; and

    - each of the amendments to the employment agreements of Aloha's current chief executive officer and chief financial officer, dated as of December 19, 2001, have become effective or all conditions precedent to their effectiveness have been satisfied or waived.

    The obligations of each of Aloha and Hawaiian to complete the merger are subject to additional conditions, including the following:

    - the representations and warranties of the other parties that are qualified as to materiality are accurate, and those that are not qualified as to materiality are true and correct in all material respects, at the time the merger is completed as though made on and as of that time;

    - the other parties have performed or complied in all material respects with all agreements and covenants required by the merger agreement or the ancillary agreements to be performed or complied with by them at or prior to the time the merger is completed;

    - Hawaiian has received a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison, and Aloha has received a written opinion from Shearman & Sterling, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, that no gain or loss will be recognized by any of the Company, Aloha or Hawaiian as a result of the merger, and that no gain or loss will be recognized by the partners of AIP or the Company as a result of the AIP merger;

    - if the alternative transaction structure involving subsidiary corporations of the Company, rather than limited liability companies, is used, Hawaiian has received a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison, and Aloha has received a written opinion from Shearman & Sterling, to the effect that the contribution of the assets and operations of Hawaiian to a subsidiary of the Company will be treated for federal income tax purposes as a tax-free transfer of property within the meaning of section 351 of the Internal Revenue Code in which no gain or loss is recognized by either the Company or such subsidiary by reason of the transfer; and

    - the Company has at least $80 million in cash and cash equivalents, including borrowings made under lines of credit not guaranteed by the U.S. federal government, upon completion of the merger after the payment of transaction costs. At least $50 million of this $80 million must be cash that is not at the time being withheld as a reserve against credit card advances.

    Aloha's obligation to complete the merger is also subject to the release of the personal guarantees issued by specified principal shareholders of Aloha in respect of indebtedness of Aloha to its lender.

    The Company's obligations to complete the merger are subject to additional conditions, including the following:

    - Aloha's and Hawaiian's representations and warranties that are qualified as to materiality are accurate, and those that are not qualified as to materiality are true and correct in all material respects, at the time the merger is completed as though made on and as of that time;

    - Aloha and Hawaiian have performed or complied in all material respects with all agreements and covenants required by the merger agreement or the ancillary agreements to be performed or complied with by them at or prior to the time the merger is completed;

    - the Company has received a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison and Shearman & Sterling to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, that no gain or loss will be recognized by any of the Company, Aloha or Hawaiian as a result of the merger, and that no gain or loss will be recognized by the partners of AIP or the Company as a result of the AIP merger;

    - if the alternative transaction structure involving subsidiary corporations of the Company is implemented, the Company has received a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison and Shearman & Sterling to the effect that the contribution of the assets and operations of Hawaiian to a subsidiary of the Company will be treated for federal income tax purposes as a tax-free transfer of property within the meaning of section 351 of the Internal Revenue Code in which no gain or loss is recognized by either the Company or such subsidiary by reason of the transfer; and

    - the Company has access to, or there is a high likelihood that the Company will have access to, at least $75 million of liquidity that neither Aloha nor Hawaiian had access to on December 19, 2001.

    Any of the parties to the merger may elect to waive any condition that is for its benefit if permitted by law.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated, whether before or after receiving the shareholder approvals, without completing the merger, under the following circumstances:

    - by mutual agreement of the parties;

    - by any party, if the merger is not completed by April 18, 2002, except that this right to terminate is not available to any party whose failure to fulfill any obligation is the cause of, or resulted in, the failure to complete the merger by that date;

    - by any party, if a law or court order prohibiting the merger becomes final and cannot be appealed;

    - by any party, if the merger agreement is not approved at the special meetings, except that this right is not available to Aloha or Hawaiian if it has not complied with its obligations under the merger agreement relating to shareholder approvals;

    - by any party, if any other party breaches its representations, warranties or covenants under the merger agreement in any material respect and is unable to cure the breach within 30 days;

    - by Hawaiian or the Company, if Aloha's board of directors withdraws or adversely modifies its recommendation that the Aloha shareholders adopt the merger agreement, recommends another acquisition proposal or fails to recommend against a tender offer for 10% or more of the outstanding shares of Aloha stock;

    - by Aloha or the Company, if Hawaiian's board of directors withdraws or adversely modifies its recommendation that the Hawaiian shareholders adopt the merger agreement, recommends another acquisition proposal or fails to recommend against a tender offer for 10% or more of the outstanding shares of Hawaiian stock; or

    - by Hawaiian, if the Hawaiian board of directors, at any time before the adoption of the merger agreement by the Hawaiian special meeting, elects to terminate the merger agreement in order to recommend a merger or similar transaction that is a superior proposal, so long as, among other conditions:

       - Hawaiian has notified Aloha and the Company in writing that it intends to approve or recommend a superior proposal;

       - after taking into account any modifications to the transactions contemplated by the merger agreement that have been proposed, the board of directors of Hawaiian has determined that the third-party proposal is and continues to be a superior proposal; and

       - Hawaiian pays Aloha and the Company a termination fee described below on the termination date.

    The merger agreement describes a superior proposal as any bona fide acquisition proposal made by a third party that, among other criteria:

    - was not solicited in violation of the merger agreement;

    - was considered by the board of directors of Hawaiian in accordance with the procedures established in the merger agreement; and

    - the board of directors of Hawaiian determines to be more favorable to the Hawaiian shareholders than the transactions contemplated by the merger agreement.

EXPENSES

    Aloha and Hawaiian will pay to TurnWorks a fee of $100,000 per month in the aggregate during the period beginning December 19, 2001 and ending on the date the merger is completed.

    Under an expense payment agreement, Aloha and Hawaiian will each pay one half of all fees and costs incurred by specified advisors and consultants engaged in structuring and obtaining approvals of the merger.

    In general, all other fees and expenses in connection with the merger agreement and the merger will be paid by the party incurring such expense, except that Aloha and Hawaiian are sharing the cost of filing the registration statement in which this document is included and of printing and mailing this document to their shareholders. In addition, Aloha and Hawaiian are sharing other transaction related expenses, including regulatory filing fees.

TERMINATION FEE

    Each of Hawaiian and Aloha has agreed to pay to the other, in the circumstances described below, a termination fee equal to the greater of:

    - $2 million and

    - the lesser of:

       - $3 million and

       - the sum of 50% of the amount the other is responsible for under the expense payment agreement and 50% of its out-of-pocket costs for legal fees and expenses.

Each of Hawaiian and Aloha has also agreed to pay to the Company a termination fee of $4 million less the termination fee paid to the other and less the sum of the $100,000 monthly payments by Aloha and Hawaiian to TurnWorks since
December 19, 2001. In no event will the aggregate amount paid by Hawaiian or Aloha to the other and to TurnWorks in respect of the termination fee exceed
$4 million.

    The termination fee is payable by Hawaiian if:

    - Hawaiian terminates the merger agreement because the merger has not been completed by April 18, 2002 and an alternative transaction proposal has been made to Hawaiian, its board of directors or the special committee on or before the date of the event that gave rise to the termination;

    - Aloha or the Company terminates the merger agreement after Hawaiian breaches its representations, warranties or covenants under the merger agreement and an alternative transaction proposal has been made to Hawaiian, its board of directors or the special committee on or before the date of the event that gave rise to the termination;

    - Hawaiian terminates the merger agreement in order to adopt an alternative transaction proposal agreement; or

    - Aloha or the Company terminates the merger agreement after Hawaiian's board of directors:

       - recommends or adversely modifies its recommendation to its shareholders to adopt the merger agreement;

       - recommends to its shareholders any alternative transaction proposal; or

       - fails to recommend against acceptance of any tender offer for 10% or more of its outstanding capital stock.

    The termination fee is payable by Aloha if:

    - Aloha terminates the merger agreement because the merger has not been completed by April 18, 2002 and an alternative transaction proposal has been made to Aloha or its board of directors on or before the date of the event that gave rise to the termination;

    - Hawaiian or the Company terminates the merger agreement after Aloha breaches its representations, warranties or covenants under the merger agreement and an alternative transaction proposal has been made to Aloha or its board of directors on or before the date of the event that gave rise to the termination; or

    - Hawaiian or the Company terminates the merger agreement after Aloha's board of directors:

       - recommends or adversely modifies its recommendation to its shareholders to adopt the merger agreement;

       - recommends to its shareholders any alternative transaction proposal; or

       - fails to recommend against acceptance of any tender offer for 10% or more of its outstanding capital stock.

AMENDMENT; WAIVER

    The merger agreement may be amended by the parties at any time, except that, after the shareholder approvals have been obtained, no amendment may be made that by law requires further approval by shareholders of the parties without the further approval of these shareholders. At any time before the merger is completed, any party may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in any other party's representations and warranties or waive any other party's compliance with any of the agreements or conditions contained in the merger agreement.

                              ANCILLARY AGREEMENTS

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE ANCILLARY AGREEMENTS RELATED TO THE MERGER AGREEMENT. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ANCILLARY AGREEMENTS, SOME OF WHICH ARE INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDICES, AND ALL OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT ON FORM S-4 OF WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS FORMS A PART.

AIP MERGER AGREEMENT

    We have attached a copy of the AIP merger agreement as Appendix VIII to this joint proxy statement/prospectus.

    THE AIP MERGER

    The shareholders of the corporations that are the two partners of AIP formed AIP LLC to hold all of the shares of capital stock of the corporations that are the two partners of AIP. Prior to the AIP merger, these shareholders will contribute all of the outstanding shares of capital stock of the partners of AIP to AIP LLC and become the sole holders of membership interests in AIP LLC, and AIP will transfer the four shares of Hawaiian Series B special preferred stock that it holds to AIP's affiliate, John W. Adams.

    Immediately prior to the merger, each of the two corporations that are the partners of AIP will merge with and into the Company, with the Company as the surviving corporation in these mergers. We refer to these two mergers, collectively, as the AIP merger. Pursuant to the AIP merger, AIP LLC will have its shares of these two corporations converted into the right to receive 18,181,818 shares of Company common stock, notes with an aggregate principal amount of $36,363,636 and $10 million in cash. AIP will then cease to exist, and the Company will become the direct holder of the shares of capital stock of Hawaiian held by AIP immediately prior to the AIP merger.

    However, if the opinions of tax counsel that are required to be delivered prior to the completion of the AIP merger cannot be obtained, the AIP merger will be completed using the following alternative structure:

    - each of the two partners of AIP will be merged with separate wholly-owned subsidiaries of the Company; and

    - each of the two subsidiaries into which the two partners of AIP merged will be merged into the Company.

    The AIP merger will become effective upon the filing of certificates of merger with the Secretary of State of the State of Delaware on the date of the completion of the merger.

    REPRESENTATIONS AND WARRANTIES

    The AIP merger agreement contains representations and warranties with respect to the two partners of AIP relating to, among other things:

    - organization, qualification, capitalization and other corporate matters;

    - authorization, execution, delivery, performance and enforceability of, and required consents, permits, approvals and authorizations relating to, the AIP merger agreement and related matters;

    - absence of conflicts or violations of organizational documents or laws, and breaches of or defaults under agreements, in connection with the AIP merger agreement and related matters;

    - absence of material pending or threatened legal proceedings;

    - compliance with applicable laws, agreements and permits;

    - absence of a known liability or obligation that would have a material adverse effect;

    - absence of business activities, operations or assets, properties or rights or known liabilities or obligations, other than those relating to AIP, Hawaiian and the merger and related transactions;

    - tax matters;

    - necessary action taken by the board of directors of Hawaiian under the Hawaiian rights agreement to exempt the AIP merger; and

    - the restriction on transferability of Company common stock and notes received in connection with the AIP merger absent registration under applicable securities laws.

    The AIP merger agreement contains customary representations and warranties by TurnWorks and the Company relating to, among other things:

    - organization, qualification, capitalization and other corporate matters;

    - authorization, execution, delivery, performance and enforceability of, and required consents, permits, approvals and authorizations relating to, the AIP merger agreement and related matters;

    - absence of conflicts or violations of organizational documents or laws, and breaches of or defaults under agreements, in connection with the AIP merger agreement and related matters;

    - operations and liabilities;

    - absence of material pending or threatened legal proceedings;

    - absence of any untrue statement of material fact or omission of material fact required to be stated in the registration statement; and

    - tax matters.

    The foregoing representations and warranties are subject, in some cases, to specified exceptions and qualifications. The representations and warranties of each of the parties will expire upon completion of the AIP merger.

    INTERIM COVENANTS

    The partners of AIP have agreed that they will not engage in any operations or transactions or otherwise conduct any activities or enter into any contracts or arrangements, except that they and AIP may, subject to the AIP voting agreement, continue to conduct specified activities relating to Hawaiian. The Company is not permitted to engage in any operations or transactions or otherwise conduct any activities or enter into any contracts or agreements other than in connection with the merger and related transactions.

    RESALE REGISTRATION STATEMENT

    In addition to the agreements regarding the conduct of business, the partners of AIP and the Company have made other agreements, including an agreement to prepare and file with the SEC for the benefit of AIP LLC, a registration statement to effect a continuous offering pursuant to SEC
Rule 415. Once this registration statement has been declared effective by the SEC, the Company has agreed to use all reasonable efforts to keep it effective until AIP LLC has sold or otherwise transferred all of the shares of Company common stock and notes that it owns.

    CONDITIONS TO THE AIP MERGER

    Each party's obligation to complete the AIP merger is subject to a number of conditions, including the following:

    - each party to the merger agreement has satisfied or waived each condition to the completion of the merger and the other transactions contemplated by the merger agreement and by the ancillary agreements;

    - the waiting period under the Hart-Scott-Rodino Act has expired or terminated;

    - no law, rule, regulation or order that has the effect of prohibiting completion of the merger or any judicial or administrative proceeding initiated by a governmental authority that continues to be pending seeking any such result, exists;

    - the indenture pursuant to which the notes are to be issued has been qualified under the Trust Indenture Act;

    - the shares of Company common stock issuable in the AIP merger and the other shares to be reserved for issuance in connection with the AIP merger have been authorized for listing on the AMEX and PSE;

    - the parties have obtained all consents, approvals or authorizations of governmental authorities legally required in connection with the AIP merger agreement or the transactions contemplated by the AIP merger agreement and all other governmental or third party consents, approvals or authorizations required in connection with the AIP merger agreement, except for those the failure of which to be obtained would not be expected to result in a material adverse effect on the combined business that would have otherwise resulted from the completion of the AIP merger and the merger;

    - the execution and delivery of the stockholders agreement and the registration rights agreement; and

    - the receipt by each of the Company and the partners of AIP of a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison to the effect that the AIP merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code or if the AIP merger is effected pursuant to the alternative structure described above, then no gain or loss will be recognized by any of the Company and the two corporations that are the partners of AIP as a result of the AIP merger.

    The obligations of the partners of AIP to complete the AIP merger are subject to additional conditions, including the accuracy of the representations and warranties of TurnWorks and the Company that are qualified as to materiality and the accuracy in all material respects of the representations and warranties of TurnWorks and the Company that are not qualified as to materiality, and the performance in all material respects of their obligations under the AIP merger agreement.

    The Company's obligations to complete the AIP merger are subject to additional conditions, including the accuracy of the representations and warranties of the partners of AIP that are qualified as to materiality and the accuracy in all material respects of the representations and warranties of the partners of AIP that are not qualified as to materiality, and the performance in all material respects of their obligations under the AIP merger agreement.

    TERMINATION OF THE AIP MERGER AGREEMENT

    The AIP merger agreement may be terminated under the following circumstances:

    - by mutual agreement in writing of the parties;

    - by either of the partners of AIP or the Company, if the AIP merger is not completed by April 18, 2002 (or a later date, if the parties to the merger agreement extend the deadline) except that this right to terminate is not available to any party whose failure to fulfill any obligation under the AIP merger agreement is the cause of, or resulted in, the failure to complete the AIP merger by that date;

    - by either of the partners of AIP or the Company, if a law or court order prohibiting the merger becomes final and cannot be appealed;

    - by either of the partners of AIP, if the Company or TurnWorks breaches its representations, warranties or covenants under the AIP merger agreement such that specified conditions in the AIP merger agreement would not be satisfied and is unable to cure the breach after receiving written notice and an opportunity to cure the breach;

    - by the Company, if either of the partners of AIP breaches its representations, warranties or covenants under the AIP merger agreement such that specified conditions in the AIP merger agreement would not be satisfied and is unable to cure the breach after receiving written notice and an opportunity to cure the breach; or

    - by any of the parties, if the merger agreement is terminated for any reason.

    AMENDMENT; WAIVER

    The AIP merger agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors and shareholders at any time prior to the effective time of the AIP merger. At any time prior to the completion of the AIP merger, any party may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the other party's representations and warranties or waive the other party's compliance with any of the agreements or conditions contained in the AIP merger agreement.

ALOHA PRINCIPAL SHAREHOLDERS' VOTING AGREEMENT

    Hawaiian, the Company and specified principal shareholders of Aloha who hold shares representing approximately 82.6% of the voting power of Aloha, entered into a voting agreement in connection with the merger agreement. A copy of the Aloha principal shareholders' voting agreement is included in this joint proxy statement/prospectus as Appendix X. Pursuant to the voting agreement, the principal shareholders of Aloha have agreed that they and their affiliates (as defined in the agreement) will, with respect to all of the shares of Aloha stock owned by the Aloha principal shareholders, vote or provide a consent in favor of the merger, and vote against and not provide consents to any competing acquisition proposal, any action that would delay or prevent the merger, and any action that would result in any breach by Aloha under the merger agreement. The principal shareholders of Aloha and these affiliates are obligated to vote in this manner whether or not the Aloha board of directors continues to recommend the merger to Aloha shareholders.

    The principal shareholders of Aloha have also granted the chief executive officer of the Company an irrevocable proxy to vote their shares of Aloha capital stock, including additional Aloha capital stock subsequently acquired, in favor of the merger and against any alternative transactions.

    The principal shareholders of Aloha have agreed, subject to limited exceptions, that they and their affiliates will not transfer or otherwise dispose of or grant any proxy or power-of-attorney with respect to, any of their shares of Aloha stock, directly or indirectly solicit any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to a competing acquisition proposal and make any press release or other communication to any party (other than Aloha, Hawaiian and the Company and their respective affiliates) with respect to the business or affairs of any of the parties to the merger agreement or the ancillary agreements without the prior written consent of Hawaiian and the Company.

    The principal shareholders of Aloha have waived and agreed not to assert, and have agreed to cause their affiliates to waive and not to assert, any rights of appraisal or dissent in connection with the merger that the Aloha shareholders or their affiliates might otherwise have.

    The principal shareholders of Aloha have agreed to enter into the stockholders agreement and the registration rights agreement prior to the completion of the merger.

    The Aloha principal shareholders' voting agreement will terminate, with respect to the applicable Aloha shareholder, upon the earliest of the date on which all shares of Aloha stock owned by such Aloha shareholder have been acquired by the Company, the completion of the merger and the 30th day following the day on which the merger agreement is terminated.

AIP VOTING AGREEMENT

    AIP, Aloha and the Company entered into a voting agreement in connection with the merger agreement. A copy of the AIP voting agreement is included in this joint proxy statement/prospectus as Appendix IX. AIP has agreed that it and its affiliates (as defined in the agreement) will, with respect to all of the shares of Hawaiian common and special preferred stock owned by AIP, vote or provide a consent in favor of the merger and vote against and not provide consents to any competing acquisition proposal, any action that would delay or prevent the merger and any action that would result in any breach by Hawaiian under the merger agreement. AIP and these affiliates are obligated to vote in this manner whether or not the Hawaiian board of directors continues to recommend the merger to Hawaiian shareholders.

    AIP has also granted the chief executive officer of the Company an irrevocable proxy to vote its 18,181,818 shares of Hawaiian common stock and four shares of Hawaiian Series B special preferred stock and any additional Hawaiian capital stock subsequently acquired, in favor of the merger and against any alternative transactions.

    AIP has agreed, subject to limited exceptions, that AIP and its affiliates will not transfer or otherwise dispose of or grant any proxy or power-of-attorney with respect to, any of its shares of Hawaiian stock, directly or indirectly solicit any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to a competing acquisition proposal and make any press release, public announcement or other communication to any party (other than Hawaiian, Aloha and the Company and their respective affiliates) with respect to the business or affairs of any of the parties to the merger agreement or the ancillary agreements without the prior written consent of Aloha and the Company.

    AIP has waived and agreed not to assert, and has agreed to cause its affiliates to waive and not to assert, any rights of appraisal or dissent in connection with the merger that AIP or its affiliates might otherwise have. AIP has also agreed to release Hawaiian from its obligations and to waive its rights and remedies under specified agreements and under its existing registration rights agreement with Hawaiian.

    AIP has agreed that it will cause AIP LLC to enter into the stockholders agreement and the registration rights agreement prior to the completion of the merger.

    The AIP voting agreement will terminate upon the earliest of the date on which all shares of Hawaiian stock owned by AIP have been acquired by the Company, the completion of the merger and the 30th day following the day on which the merger agreement is terminated.

REGISTRATION RIGHTS AGREEMENT

    The registration rights agreement, which is to be entered into as a condition to the merger, by the Company, TurnWorks, AIP LLC, Smith Management and a voting trust for the benefit of the principal shareholders of Aloha, provides holders of the notes and common stock issued by the Company upon the completion of the merger the right to require the Company to register with the SEC the offer for resale of all or any portion of these registrable securities. A copy of the registration rights agreement is included in this joint proxy statement/prospectus as Appendix VII.

    REGISTRATION ON REQUEST

    A holder of registrable securities may make one or more written requests for registration of all or any part of its registrable securities. Upon one of these requests, the Company will promptly give written notice of the requested registration to all holders of registrable securities and use its best efforts to effect, at the earliest possible date, the registration of the registrable securities which the Company was initially requested to register and all other registrable securities with respect to which the Company received a written request for registration within 30 days of giving the notice described above. Other securities may not be included in a registration on request unless the holders of at least 66 2/3% of all the registrable securities to be covered in this registration on request consent in writing.

    The Company is not required to effect more than two registrations on request for each of the following shareholder groups:

    - TurnWorks and its affiliates;

    - AIP LLC, Smith Management and their respective affiliates; and

    - the voting trust for the benefit of the principal shareholders of Aloha.

In addition, the Company is not required to effect a registration on request within the six-month period occurring immediately subsequent to the effectiveness of another registration statement filed pursuant to a registration on request.

    A registration on request may be made by means of a continuous offering pursuant to Rule 415 under the Securities Act or by means of an underwritten offering.

    A registration on request is not deemed effected:

    - unless a registration statement becomes and remains effective until all registrable securities covered by the registration statement are no longer registrable securities or are disposed of by the intended methods described in the registration statement (unless the failure to dispose of registrable securities is solely because of a failure by the holder); this period need not exceed 135 days, except with respect to any registration statement filed pursuant to SEC Rule 415;

    - if, after it has become effective, the registration statement is interfered with by any stop order, injunction or other order or requirement of the SEC, any governmental agency or court for any reason not solely attributable to the selling holders and does not become effective following the interference; or

    - if any conditions to closing specified in any applicable underwriting agreement are not satisfied or waived, other than solely by reason of failure by the selling holders.

    If a registration on request is made by way of an underwritten offering, the underwriter will be selected by the Company, with the approval of the executive committee of the board of directors of the Company. If, in the opinion of the managing underwriter, the number of securities requested to be included in the registration exceeds the number that can be sold within a price range acceptable to the sellers of 66 2/3% of the registrable securities requested to be included in the registration, the Company will include only the number and type of securities that the Company is advised can be sold in the offering on a PRO RATA basis relative to the amount of each stockholder group's registrable securities requested to be included in the offering. Furthermore, if all of the registrable securities requested to be included cannot be included, holders representing at least 50% of the registrable securities with respect to which this registration was requested have the right to withdraw the request for registration by written notice to the Company within 20 days of receiving notice of the underwriter's opinion.

    INCIDENTAL REGISTRATION

    If, prior to the 10th anniversary of the completion of the merger, the Company seeks to register any of its Company common shares on any form other than Forms S-4 or S-8 (or successor forms), whether or not for sale for its own account, the holders of registrable securities have the right to request that the Company include any or all of their registrable securities in this registration.

    The Company must provide each holder written notice prior to filing a registration statement. The notice must advise the holders of their right to have any or all of their registrable securities included in the registration. A holder may request in writing to have its registrable securities included in the registration within 30 days of receiving notice, or within 15 days of receiving notice if the Company states in the notice that the registration will be on Form S-3 (or any successor form) and that a shorter period of time is required because of a planned filing date.

    If, prior to the effective date of the registration statement, the underwriter notifies the Company that the sale price of the securities is below the price indicated as acceptable by the requesting holder, then the Company will advise the requesting holder of the price and the requesting holder will have the right to withdraw its request for inclusion in the registration statement.

    If, prior to the effective date of the registration statement, the Company decides for any reason not to register or to delay registration of its own securities, the Company, in the case of a determination not to register, will be relieved of its obligation to register registrable securities in connection with the registration, and in the case of a determination to delay, will be permitted to delay registering any registrable securities for the same period as the delay in registering its own securities.

    Inclusion of registrable securities in the registration statement will be subject to any marketing constraints of the proposed offering, as determined by the managing underwriter. In the event marketing constraints prevent the registration of all registrable securities requested to be registered, the registrable securities will be registered in the following priority:

    - first, all securities proposed by the Company to be sold for its own account; and

    - second, such registrable securities that have been requested to be included on a pro rata basis relative to the respective holder's holding of registrable securities compared to the total number of registrable securities requested to be included in the offering.

    EXPENSES

    The Company will pay all expenses incident to any registrations effected under the registration rights agreement.

    INDEMNIFICATION

    The Company will agree to indemnify the selling holders and their underwriters and affiliates for specified liabilities, including under the federal securities laws, arising out of or based upon any untrue or alleged untrue statement or omission or alleged omission of any material fact or omission or alleged omission of anything necessary to make the statements not misleading contained in any registration statement, preliminary prospectus, final prospectus, summary prospectus, or any amendment or supplement thereto. This indemnification provision does not apply to liabilities due to untrue or alleged untrue statements or omissions or alleged omissions or misstatement made in reliance upon or in conformity with written information furnished to the Company by or on behalf of the selling holders or underwriter specifically for use in the registration statement or prospectus, or due to the failure by the seller to deliver a prospectus or prospectus supplement where the seller has an obligation to do so under the Securities Act or the related SEC rules.

    Likewise, each selling holder, as a condition to including any registrable securities in any registration statement, must provide an undertaking reasonably satisfactory to the Company to indemnify the Company and its underwriters and affiliates relating to written information furnished to the Company by the seller specifically for use in the registration statement or prospectus. The liability of an indemnifying seller is limited to the amount of proceeds received by the seller in the offering giving rise to the liability.

    RULE 144 AND RULE 144A SALE

    The Company will take all actions reasonably necessary to enable holders of registrable securities to sell without registration under SEC Rule 144 or Rule 144A or any similar rule or regulation adopted by the SEC in the future. Upon request by a holder of registrable securities, the Company will deliver a written statement regarding its compliance with this requirement.

    ADDITIONAL REGISTRATION RIGHTS OF AIP LLC

    Pursuant to the AIP merger agreement, the Company is required to file a resale registration statement for the benefit of AIP LLC as promptly as possible after the execution of the AIP merger agreement. See "--AIP Merger Agreement--Resale Registration Statement."

STOCKHOLDERS AGREEMENT

    The stockholders agreement, which is to be entered into as a condition to the merger by the Company, TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha, facilitates and protects specified governance rights of the shareholder parties. A copy of the stockholders agreement is included in this joint proxy statement/prospectus as Appendix VI.

    ISSUANCE OF SPECIAL PREFERRED STOCK

    The stockholders agreement provides for the issuance and sale of special preferred stock of the Company on the date the merger is completed and the purchase by each of TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha as follows:

                                             CLASS OF STOCK              NUMBER OF SHARES   PURCHASE PRICE
                                  -------------------------------------  ----------------   ---------------
TurnWorks.......................  Series A special preferred stock           2 shares       $1.00 per share

Aloha principal shareholders'
  voting trust..................  Series B special preferred stock           3 shares       $1.00 per share

AIP LLC.........................  Series C special preferred stock           3 shares       $1.00 per share

    These shares of special preferred stock will not be registered under the Securities Act, and upon receipt, will constitute "restricted securities" within the meaning of SEC Rule 144(a)(3). Each of TurnWorks, the voting trust for the benefit of the principal shareholders of Aloha, and AIP LLC agrees that it will not offer to sell or otherwise dispose of these shares in violation of any of the registration requirements of the Securities Act. Each of TurnWorks, the voting trust for the benefit of the principal shareholders of Aloha and AIP LLC may only transfer these shares to an affiliate who agrees in writing to be bound by the terms and conditions of the stockholders agreement. Any other transfer of a share of special preferred stock will result in its conversion into a share of Company common stock.

    NOMINATION AND ELECTION OF BOARD OF DIRECTORS

    Each party is required to take all necessary action, including voting their shares of capital stock of the Company, in order to ensure that the board of directors of the Company consists of 11 directors, one of whom is a senior management official of the Company, and, except as otherwise provided in the certificate of incorporation and the by-laws of the Company, to elect the directors nominated as follows:

    - three directors nominated by AIP LLC, one of whom will be an outside director;

    - three directors nominated by the voting trust for the benefit of the principal shareholders of Aloha, one of whom will be elected vice chairman;

    - two directors nominated by TurnWorks, one of whom will be elected chairman; and

    - one director nominated by each of the three unions with representation on the Hawaiian board, so long as the collective bargaining agreement by and between the union and the Company entitles the union to nominate a director.

    If, in accordance with the certificate of incorporation and the by-laws of the Company, the number of directors that may be nominated by any of the parties is reduced or any of the unions is no longer entitled to nominate a director under its collective bargaining agreement, then the obligation to elect directors nominated by this party or union will be reduced accordingly. The parties are required to take all action within their respective powers to remove a director nominated by a party or union whose nomination rights have been reduced. All other directors, if any, will be nominated and elected in accordance with the Company's restated certificate of incorporation and by-laws and applicable law.

    The stockholders agreement requires the parties to take all action within their respective power to cause their nominees to the Company's board of directors at all times and after the completion of the merger to include sufficient individuals who qualify as "independent directors," "outside directors" and "non-employee directors" for the purposes of requirements under AMEX, PSE, section 162(m) of the Internal Revenue Code and SEC Rule 16b-3, as applicable.

    The stockholders agreement gives each of TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha the right to designate a director to sit on each committee of the board of directors of the Company including the executive committee, nominating committee and the audit committee. However, this right will terminate with respect to each party when it owns a number of shares of Company common stock that is less than 5% of the outstanding shares of common stock as of the date the merger is completed. The parties will also take all action within their respective powers to cause at least one director nominated by the unions to serve on each significant committee of the board of directors, including, if any, the executive committee, the strategic planning committee, the nominating committee and other committees of comparable significance, but excluding the audit committee.

    If one of the persons nominated by a party as a director or a member of any committee of the board of directors is unable to serve, resigns or is removed, then this party will have the right to nominate a replacement unless this party is no longer entitled to make this nomination.

    The stockholders agreement also provides that if the size of the Company's board of directors can be increased to 13 directors without causing any conflict or violation with any obligation, contract or law, then the parties must take all action within their respective power to cause:

    - TurnWorks to be issued one additional share of Series A special preferred stock on the same terms and conditions as the other shares of Series A special preferred stock;

    - the holder of Series A special preferred stock to have the right to nominate three directors at any time this holder is the holder of at least 15% of the outstanding shares of common stock as of the date the merger is completed;

    - the parties to elect one additional director nominated by TurnWorks, provided that TurnWorks is entitled to nominate this additional director under the certificate of incorporation and by-laws of the Company;

    - subject to the general obligation of all the parties to nominate sufficient outside directors, AIP LLC to be no longer obligated at any time thereafter to nominate an outside director; and

    - the parties to elect at all times one outside director reasonably acceptable to TurnWorks, the voting trust for the benefit of the principal shareholders of Aloha and AIP LLC, so long as it is a holder of a number of shares of common stock equal to at least 5% of the outstanding shares of common stock as of the date the merger is completed.

    In addition, each of the parties will vote their shares against any proposed amendment to the certificate of incorporation and by-laws of the Company that would be inconsistent with any of the specified rights provided for in the stockholders agreement, as well as a number of other provisions that make it difficult for a third party to control the Company without the cooperation of the Company's board and the parties to the stockholders agreement.

    NON-COMPETITION

    From the date of the merger until the later of the third anniversary of the merger and the date on which the party no longer holds any shares of special preferred stock, each of TurnWorks, AIP LLC and the beneficiaries of the Aloha principal shareholders' voting trust have agreed not to, and to cause their respective affiliates not to, without the prior written consent of the other parties, directly or indirectly, support in a number of specified ways any other entity, that:

    - is headquartered in Hawaii and is primarily engaged in the business of passenger or freight airline services or ground maintenance operations;

    - is an airline that has Hawaii interisland passenger or freight services that constitute a material share of its overall airline business measured by passenger revenue miles or freight pound miles; or

    - has 5% or more of the Hawaii interisland passenger or freight air traffic measured by passenger revenue miles or freight pound miles and the party or its affiliate is serving directly as an officer, employee, partner or consultant of this entity's Hawaii operations, or otherwise has significant duties or responsibilities involving the entity's Hawaii operations.

    TERMINATION

    The stockholders agreement will terminate as to a party when it no longer has any rights to designate directors of the Company pursuant to the Company's certificate of incorporation and by-laws.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY

    In the merger agreement, the Company has agreed to amend and restate its certificate of incorporation at the same time the merger is completed in a form of amended and restated certificate of incorporation agreed upon by the parties to the merger agreement. A copy of the amended and restated certificate of incorporation is included in this joint proxy statement/prospectus as Appendix IV. For a summary of the amended and restated certificate of incorporation, see "Description of the Capital Stock of the Company."

AMENDED BY-LAWS OF THE COMPANY

    In the merger agreement, the Company has agreed to amend its by-laws at the same time the merger is completed in a form of amended by-laws agreed upon by the parties to the merger agreement. A copy of the amended by-laws of the Company is included in this joint proxy statement/ prospectus as Appendix V. For a summary of the amended by-laws of the Company, see "Description of the Capital Stock of the Company."

STOCK PURCHASE AGREEMENTS WITH SPECIFIED ALOHA SHAREHOLDERS

    Pursuant to a stock purchase agreement among Aloha Securities & Investment Company, Sheridan Ing Partners Hawaii and Hawaiian, which was entered into in connection with the merger agreement, Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii have agreed to sell 3,750 and 1,250 shares of Series C 10% exchangeable preferred stock of Aloha, respectively, and Hawaiian has agreed to buy these shares for an aggregate purchase price of $5 million, representing $1,000 per share. Immediately prior to the completion of the merger, Hawaiian will pay $3.75 million to Aloha Securities & Investment Company and $1.25 million to Sheridan Ing Partners Hawaii.

    The stock purchase agreement contains representations with respect to Aloha Securities & Investment Company, Sheridan Ing Partners Hawaii, and Hawaiian relating to, among other things:

    - authorization, execution, delivery, performance and enforceability of the stock purchase agreement;

    - absence of material legal proceedings;

    - absence of violation of organizational documents, contracts, laws or orders as a result of entering into the stock purchase agreement;

    - absence of any requirement for approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with anyone or of any lapse of a waiting period;

    - absence of any broker, finder or investment banker entitled to any fee in connection with this agreement; and

    - absence of any form of general solicitation or advertising in connection with the sale of shares under this agreement.

    Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii also represent that they each own beneficially and of record, with good and valid title to, and without any liens or restrictions on transfer of, the shares to be sold under the stock purchase agreement.

    Hawaiian also represents that it is aware that the shares purchased pursuant to the stock purchase agreement may not be disposed of without registration or qualification under the Securities Act and any applicable state securities law.

    Hawaiian also agrees that it will hold the shares purchased pursuant to the stock purchase agreement until they are canceled as contemplated by the merger agreement and that it will not receive any dividends or other distributions as holder of these shares prior to the completion of the merger.

    The stock purchase agreement may be terminated by mutual written consent of each of the parties or by either party if any of the conditions to closing are not fulfilled prior to the closing, and terminates automatically if the merger agreement is terminated for any reason.

    Pursuant to a stock purchase agreement among Pacific Century Trust, as trustee of the Aloha Airgroup, Inc. Non-Pilots Pension Trust, and Hawaiian, which was entered into in connection with the merger agreement, Pacific Century Trust has agreed as of the time immediately prior to the completion of the merger to sell 10,000 shares of Series C 10% exchangeable preferred stock of Aloha, and Hawaiian has agreed to buy these shares for an aggregate purchase price of $10 million representing a stated value of $1,000 per share, plus accrued and unpaid dividends at a rate of 10% per year payable semi-annually.

    The Aloha Airgroup, Inc. Non-Pilots Pension Trust holds assets on behalf of specified pension plans for employees of Aloha. Pursuant to a Trust Agreement dated January 1, 2000, Aloha, as the employer, has the power to direct the trustee, Pacific Century Trust, with regard to investments. Aloha authorized Albert J. Pattison, as plan administrator and fiduciary to the specified pension plan for employees of Aloha, to direct Pacific Century Trust to sell the shares as contemplated by this agreement.

    The stock purchase agreement contains representations with respect to Pacific Century Trust, as trustee, and Hawaiian relating to, among other things:

    - authorization, execution, delivery, performance and enforceability of the stock purchase agreement;

    - absence of material legal proceedings;

    - absence of violation of organizational documents, contracts, laws or orders as a result of entering into the stock purchase agreement;

    - absence of any requirement for approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with anyone or of any lapse of a waiting period;

    - absence of any broker, finder or investment banker entitled to any fee in connection with this agreement; and

    - absence of any form of general solicitation or advertising in connection with the sale of shares under this agreement.

    Pacific Century Trust, as trustee, also represents that it owns beneficially and of record, with good and valid title to, and without any liens or restrictions on transfer of, the shares to be sold under the stock purchase agreement.

    Hawaiian also represents that it is aware that the shares purchased pursuant to the stock purchase agreement may not be disposed of without registration or qualification under the Securities Act and any applicable state securities law.

    Hawaiian also agrees that it will hold the shares purchased pursuant to the stock purchase agreement until they are canceled as contemplated by the merger agreement and that it will not receive any dividends or other distributions as holder of these shares prior to the completion of the merger.

    The stock purchase agreement may be terminated by mutual written consent of each of the parties or by either party if any of the conditions to closing are not fulfilled prior to the closing, and terminates automatically if the merger agreement is terminated for any reason.

STOCKHOLDER ASSUMPTION AGREEMENT

    In order to induce Glenn R. Zander and Brenda F. Cutwright to amend their employment agreements, Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii entered into a stockholder assumption agreement with Mr. Zander and Ms. Cutwright in connection with the merger agreement, and have agreed to assume and pay certain of Aloha's liabilities under Mr. Zander's and Ms. Cutwright's employment agreements.

    EFFECTIVENESS; TERMINATION. The stockholder assumption agreement becomes effective immediately before the completion of the merger and terminates immediately if the merger agreement is terminated.

    OBLIGATIONS. Under the stockholders assumption agreement, Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii agree to pay Mr. Zander and Ms. Cutwright the following:

    - the separation payment due under their respective employment agreements as a result of the merger, which is equal to $1,527,279 for Mr. Zander and $766,826 for Ms. Cutwright; and

    - a payment in respect of Aloha stock options granted to Mr. Zander or Ms. Cutwright prior to their termination of employment, which is equal to $1,705,800 for Mr. Zander and $948,600 for Ms. Cutwright.

    Except as otherwise provided in the stockholder assumption agreement, Aloha Securities & Investment Company's maximum liability will be $3,711,379 and Sheridan Ing Partners Hawaii's maximum liability will be $1,237,126 under the stockholder assumption agreement.

    NO OTHER CLAIMS. Both Mr. Zander and Ms. Cutwright agree that upon receipt of the described payments, without prejudice to any rights each may have against Aloha arising out of their employment, neither will have any additional claims against any shareholder of Aloha.

AMENDMENT TO GLENN R. ZANDER EMPLOYMENT AGREEMENT

    Aloha and Glenn R. Zander, the chief executive officer of Aloha, have agreed to amend Mr. Zander's employment agreement as follows:

    EFFECTIVENESS. The amendment will become effective upon receipt by Mr. Zander of an aggregate of $3,233,079 from Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii.

    NOTICE OF TERMINATION. Mr. Zander's employment with Aloha will terminate on the last day of the month in which the 60th day following the completion of the merger falls.

    TERMINATION FOLLOWING CHANGE IN CONTROL. In exchange for Mr. Zander's waiver of entitlements and his release and waiver of claims, as described below, Mr. Zander's employment agreement is amended so that upon a termination of employment following a change in control he can immediately exercise his right to require the Company to purchase his residence in accordance with the terms set forth in his employment agreement. In addition, he will be entitled to the retirement and other benefits provided under his employment agreement, unless his employment terminates because of his death or as a result of a notice of termination given by Aloha for cause or disability, or by Mr. Zander for other than retirement or good reason.

    WAIVER OF ENTITLEMENTS. Mr. Zander agrees to waive his right under his employment agreement to any separation or severance payment and to waive any rights to exercise, or receive any payments in respect of, Aloha stock options granted to him prior to the date of his termination.

    RELEASE AND WAIVER OF CLAIMS. In consideration of the agreements in the amendment and the value received, Mr. Zander will release Aloha from all claims that he may have with respect to Aloha relating to the waived entitlements. With respect to the waived entitlements, Mr. Zander also releases any right he may have to recover in any proceeding brought by any federal, state or local agency against Aloha to enforce any laws or claims he may have against Aloha. Mr. Zander agrees that the value received is in full satisfaction of all claims or actions for payment or benefits he may have against Aloha with respect to the waived entitlements.

    NON-COMPETITION AND TRADE SECRETS. Mr. Zander agrees that, during the term and for three years following the date of termination of his employment he will not, without the prior written consent of Aloha, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, creditor, investor, consultant or otherwise, any of the following entities:

    - an entity that is headquartered in Hawaii and is primarily engaged in the business of passenger or freight airline services or aircraft ground maintenance operations;

    - an airline for which Hawaii interisland passenger or freight services constitutes a material share of its overall airline business measured by passenger revenue miles or freight pound miles; or

    - an entity that has 5% or more of the Hawaii interisland passenger or freight traffic measured by passenger revenue miles or freight pound miles, and for which Mr. Zander is serving directly as an officer, employee, partner or consultant of the entity's Hawaii operations, or otherwise has significant duties or responsibilities involving the entity's Hawaii operations.

    Mr. Zander is not prohibited from holding publicly traded stock or securities of a company provided that, for three years following the date of termination of his employment, neither Mr. Zander nor his immediate family members own more than 5% of any voting securities of any company engaging in the type of business described immediately above.

AMENDMENT TO BRENDA F. CUTWRIGHT EMPLOYMENT AGREEMENT

    Aloha and Brenda F. Cutwright, the chief financial officer of Aloha, have agreed to amend Ms. Cutwright's employment agreement as follows:

    EFFECTIVENESS. The amendment will become effective upon receipt by Ms. Cutwright of an aggregate of $1,715,426 from Aloha Securities & Investment Company and Sheridan Ing Partners Hawaii.

    NOTICE OF TERMINATION. Ms. Cutwright's employment with Aloha will terminate on the date of the completion of the merger.

    TERMINATION FOLLOWING CHANGE IN CONTROL. In exchange for Ms. Cutwright's waiver of entitlements and her release and waiver of claims, as described below, Ms. Cutwright's employment agreement is amended so that upon a termination of her employment following a change in control, she will be immediately entitled to payment of her base salary through the date of termination, provision of insurance benefits for 24 months and payment under Aloha's supplemental pension, unless the termination is because of Ms. Cutwright's death or as a result of a notice of termination given by Aloha for cause or disability, or by Ms. Cutwright for other than good reason.

    WAIVER OF ENTITLEMENTS. Ms. Cutwright agrees to waive her right under her employment agreement to any separation or severance payment and to waive any rights to exercise, or receive any payments in respect of, Aloha stock options granted prior to the date of her termination.

    RELEASE AND WAIVER OF CLAIMS. In consideration of the agreements in the amendment and the value received, Ms. Cutwright will release Aloha from all claims that she may have with respect to Aloha relating to the waived entitlements. With respect to the waived entitlements, Ms. Cutwright also releases any right she may have to recover in any proceeding brought by any federal, state or local agency against Aloha to enforce any laws or claims she may have against Aloha. Ms. Cutwright agrees that the value received is in full satisfaction of all claims or actions for payment or benefits she may have against Aloha with respect to the waived entitlements.

MERCER ADVISORY AGREEMENT

    Pursuant to an advisory agreement that was entered into by the Company and Mercer in connection with the merger agreement, Mercer has agreed to provide management consulting services in connection with the evaluation of various strategic alternatives to enhance shareholder value, the evaluation of information technology projects, various analyses of the fuel-hedging programs and to perform management consulting services for the Company in connection with the merger. In consideration for these services, the Company has agreed to pay Mercer, immediately following the completion of the merger, a cash fee of $1 million. The Company has also agreed, subject to customary limitations, to indemnify Mercer in connection with its engagement.

    Mercer's engagement will continue until the earlier of the completion of the merger and the termination of the merger agreement. Mercer may terminate the agreement at any time, with or without cause, by giving written notice to the Company. During the term of the engagement, Mercer's prior financial services agreements with Aloha will be superseded and, if the merger is completed, these prior agreements will terminate.

    Mercer and Aloha have also entered into other agreements in connection with Aloha's day-to-day operations, including fleet operations, cost-cutting initiatives, cash management and scheduling and operations. Mercer and the Company acknowledge that these agreements will need to be reevaluated during the 30-day period following the completion of the merger and that at the end of that period the Company will decide whether to continue with the arrangements under these agreements based on the needs of the Company.

TURNWORKS ADVISORY AGREEMENT

    Pursuant to an advisory agreement, which was entered into by the Company and TurnWorks in connection with the merger agreement, TurnWorks has agreed to perform financial, investment banking, industry consulting and other advisory services for the Company in connection with the merger. In consideration for these services, the Company has agreed to pay TurnWorks, immediately following the completion of the merger, a cash fee of $750,000 less any monthly fees paid to TurnWorks by Aloha and Hawaiian pursuant to the merger agreement prior to the completion of the merger. The Company has also agreed, subject to customary limitations, to indemnify TurnWorks in connection with its engagement.

    TurnWorks' engagement will continue until the earlier of the completion of the merger and the termination of the merger agreement. TurnWorks may terminate the agreement at any time, with or without cause, by giving written notice to the Company.

SMITH MANAGEMENT/ADAMS ADVISORY SERVICES AGREEMENT

    In connection with the merger agreement, Hawaiian entered into an advisory services agreement with Smith Management and John W. Adams, the current chairman of the board of directors of Hawaiian. The Company will succeed to the obligations of Hawaiian under the advisory services agreement upon completion of the merger.

    Pursuant to the advisory services agreement, Smith Management and Mr. Adams have agreed to perform advisory services for Hawaiian in connection with the merger. In consideration for these services and the financial advisory, investment banking and other services Smith Management and

Mr. Adams have been providing to Hawaiian since 1996 (including the evaluation of various strategic alternatives to enhance shareholder value, the design, in coordination with another advisor, of the share repurchase program approved by the Hawaiian board, information technology projects and various analyses of fuel-hedging programs), Hawaiian has agreed to pay Smith Management and Mr. Adams, immediately following the completion of the merger, a cash fee of $5 million. In addition, the Company will, upon completion of the merger, issue to Smith Management one million shares of Company common stock and notes with an aggregate principal amount of $2 million as additional consideration, with the understanding that these securities will be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. Hawaiian has also agreed, subject to specified limitations, to indemnify Smith Management and Mr. Adams in connection with its engagement.

    The engagement of Smith Management and Mr. Adams will continue until the earlier of the completion of the merger and the termination of the merger agreement. Smith Management and Mr. Adams may terminate the agreement at any time, with or without cause, by giving written notice to Hawaiian.

                               INDUSTRY OVERVIEW

EXTRAORDINARY EVENTS

    On September 11, 2001, the United States was attacked by terrorists using four hijacked commercial jets of two other U.S. airlines. The FAA ordered all U.S. aircraft grounded immediately and closed U.S. airspace to all air traffic. Certain airports were reopened on September 13, 2001, and both Hawaiian and Aloha were able to resume service on a limited basis that day. However, it took several days to reposition aircraft, reopen airports and return to full service capability.

    Hawaiian and Aloha both responded to reduced travel demand after September 11, 2001 by reducing their operating capacity and furloughing part of their workforce. Effective October 1, 2001 Hawaiian reduced its capacity, measured by available seat miles, by approximately 22%, and effective
September 24, 2001, Aloha reduced its capacity by approximately 11%. On September 28, 2001, Hawaiian sent out furlough notices to approximately 12% of its total workforce, and, between September 18, 2001 and September 28, 2001, Aloha sent out furlough notices to approximately 8% of its total workforce.

    The environment in which both Hawaiian and Aloha operate and on which they are dependent has been greatly affected by the events of September 11, 2001 and their aftermath. Tourism is the largest source of revenue for the economy of the State of Hawaii, and the tourism industry in the State of Hawaii has been and continues to be adversely affected. Due to the lack of predictability of future traffic, business mix and yields, neither airline is able to fully estimate the impact of the events of September 11, 2001 on its respective business.

    On September 22, 2001, President George W. Bush signed into law the Air Transportation Safety and System Stabilization Act, which, for all U.S. airlines and air cargo carriers, provides for, among other things:

    - $5 billion in compensation for direct losses (including lost revenues) incurred as a result of the federal ground stop order and for incremental losses incurred through December 31, 2001 as a direct result of the attacks;

    - up to $10 billion in federal government guarantees of certain loans made to air carriers for which credit is not reasonably available, as determined by a newly established Air Transportation Stabilization Board, subject to certain conditions and fees, including the potential requirement that the federal government be issued warrants or other equity instruments;

    - limitations on air carrier officer and employee compensation if the air carrier receives federal loan guarantees;

    - provisions designed to ensure the continuity of air service to communities, including federal government subsidized essential air service to small communities;

    - limitations of liability for U.S. air carriers, and establishment of a federal victims compensation fund and claims procedure, relating to the terrorist attacks of September 11, 2001;

    - the authority of the Secretary of Transportation to reimburse air carriers (which authority expires March 20, 2002) for the increase in the cost of insurance, for coverage ending before October 1, 2002, over the premium in effect prior to September 10, 2001;

    - at the discretion of the Secretary of Transportation, a $100 million limit on the liability of any air carrier to third parties with respect to acts of terrorism committed on or to such air carrier (which authority expires March 20, 2002); and

    - the extension of the due date through mid-January 2002 for the payment by air carriers of certain excise taxes and payroll taxes.

    Under the Stabilization Act, each air carrier is entitled to receive direct monetary grants computed as the lesser of:

    - its direct and incremental losses for the period September 11, 2001 to December 31, 2001; and

    - its available seat mile allocation of the $5 billion compensation available under the Stabilization Act.

    Hawaiian had received $24.9 million from the federal government under the Stabilization Act as of December 31, 2001 and anticipates receiving an additional $5.9 million from this program in early 2002. Aloha had received a total of $7.8 million in compensation under the Stabilization Act as of December 31, 2001 and anticipates receiving an additional amount of approximately $2.2 million from this program in 2002. In addition, subject to federal guidelines, Hawaiian expects to be eligible for up to $72 million in federal loans and guarantees and Aloha expects to be eligible for up to $20 million in federal loans and guarantees. None of Hawaiian, Aloha or, after the completion of the merger, the Company can guarantee that it will seek or be able to obtain any commercial financing or federal loan guarantees under this program.

    On November 19, 2001, President Bush signed into law the Aviation and Transportation Security Act. This law federalizes substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the DOT. Under the Aviation Security Act, all screeners at airports will be federal employees, and substantially all elements of airline and airport security will be overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. The law, among other matters, mandates improved flight deck security, deployment of federal air marshals on board flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs, and enhanced background checks. Funding for airline and airport security under the law is provided by a new $2.50 per enplanement ticket fee (subject to a $5.00 per one-way trip cap), and another fee on air carriers estimated to total $700 million annually for all air carriers. Beginning on February 1, 2002, air carriers were required to begin collecting the new ticket fee from passengers, and became subject to the new tax on air carriers. The law requires that, beginning February 18, 2002, the Undersecretary of Transportation for Security will assume all civil aviation security functions and responsibilities, and that the Undersecretary may assume existing contracts for the provision of passenger screening services at U.S. airports for up to 270 days, after which all security screeners must be federal employees. In accordance with the Aviation Security Act, as of January 18, 2002, all checked baggage is required to be screened at all airports in the United States, and all U.S. airports are required to have sufficient explosive detecting systems in place to screen all checked baggage with such systems by December 31, 2002. Implementation of the requirements of the Aviation Security Act will result in increased costs for Hawaiian, Aloha and, after the completion of the merger, the Company and for their passengers. In addition, because Hawaiian, Aloha and, after the completion of the merger, the Company may not be able to meet the requirements of the law regarding this screening while maintaining current service levels, these requirements may result in service disruptions and delays.

SEASONALITY AND CYCLICALITY

    The profitability and liquidity of both Hawaiian and Aloha are sensitive to seasonal volatility primarily due to leisure and holiday travel patterns. Hawaii is a popular destination for passengers flying on frequent flyer travel awards and is, in general, a popular spot for vacation travelers. Traffic levels are typically lowest in the first quarter of the year and strong travel periods occur during June, July, August and December. Both Hawaiian and Aloha utilize aggressive fare pricing strategies that increase the availability and size of ticket discounts during weaker travel periods.

    Even without the events of September 11, 2001, the airline industry is subject to substantial cyclical volatility. Airlines frequently experience high short-term cash requirements caused by both seasonal fluctuations in traffic that often deplete cash during off-peak periods and other factors that are not necessarily seasonal, including the extent and nature of fare changes and competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of both personal and business airline travel is discretionary, the industry tends to experience adverse financial results in general economic downturns. Accordingly, airlines require substantial liquidity to sustain continued operations under most conditions. The airline industry also has low gross profit margins and revenues that vary to a substantially greater degree than do the related costs. Working capital deficits are not uncommon in the airline industry as airlines typically have no product inventories and sales of tickets not yet flown are reflected as current liabilities.

    The nature of the airline industry requires substantial financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits. An increase in the number of passengers carried would have the opposite effect.

HAWAII OPERATIONS

    VISITORS TO HAWAII

    Because the principal base of operations of both Hawaiian and Aloha is Hawaii, their revenue is linked primarily to the number of travelers to, from and among the Hawaiian Islands. Tourists constitute a majority of the travelers to and from Hawaii, as well as between the islands. Tourism levels are affected by, among other things, the strength of the local Hawaii economy, the popularity of Hawaii as a tourist destination in general and other global factors, including the political and economic climate in the areas from which tourists to Hawaii typically originate. From time to time, various events and industry-specific problems such as strikes have had a negative impact on tourism in Hawaii. In addition, the terrorist attacks that occurred on September 11, 2001 have had a material adverse effect on Hawaii tourism.

    According to statistics published by the state of Hawaii's Department of Business, Economic Development and Tourism, for the year ended December 31, 2001, visitors arriving on domestic flights to Hawaii totaled approximately
4.2 million, a decrease of 5.1% from 2000. During the same period, visitors arriving on international flights totaled approximately 2.1 million, a decrease of 16.2%. Overall visitor arrivals for the last three months of 2001 totaled approximately 1.3 million, a decrease of 24.4% from the same period in 2000.

    Historically, the majority of mainland visitors destined for islands other than Oahu first arrived in Honolulu and then took connecting flights. While this still holds true, an increasing number of visitors are taking non-stop flights from the mainland and overseas directly to neighbor islands. In 1990, nearly 88% of visitors from the mainland and overseas, first deplaned in Honolulu. By 1999, the proportion of mainland and overseas visitors deplaning in Honolulu was 81%. Hawaiian and Aloha believe that this downward trend will continue.

    No assurance can be given that the level of passenger traffic to Hawaii will not further decline in the future. A decline in the level of Hawaii passenger traffic could have a material adverse effect on the operations and profitability of Hawaiian, Aloha and, after completion of the merger, the Company.

    HAWAII RESIDENTS

    Hawaii residents accounted for approximately 43% of interisland passengers in the first nine months of 2001. Hawaii residents have no practical alternative to air transportation between the islands, and rely on it in the same manner as mainland U.S. residents rely on state highway systems. Approximately 11,000 residents are frequent flyers who travel interisland 25 or more times per year and total approximately 10% of Aloha's and 4% of Hawaiian's total traffic. The remaining resident travel is by less frequent travelers who are either visiting friends and relatives or taking vacations on neighbor islands.

WEATHER CONDITIONS

    Revenue for airlines generally depends on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed, which could adversely affect the operating results and financial condition of Hawaiian, Aloha and, after completion of the merger, the Company.

FUEL COSTS

    Fuel costs are a significant portion of Hawaiian's and Aloha's total operating costs, representing approximately 19.0% and 13.9%, respectively, for the nine-month period ended September 30, 2001. Fuel prices are extremely volatile. Several factors can have an effect on fuel prices, including economic and political events throughout the world and applicable fuel taxes. Hawaiian utilizes heating oil forward contracts to manage market risks and hedge its financial exposure to fluctuations in its aircraft fuel costs. Hawaiin employs a strategy whereby heating oil contracts may be used to hedge up to 50% of Hawaiian's anticipated aircraft fuel needs. Aloha generally does not hedge its exposure to fluctuations in airline fuel costs. Hawaiian, Aloha and, after completion of the merger, the Company cannot predict or control near- or longer-term fuel prices, and the effectiveness of any hedging transactions undertaken in response to fuel price volatility. Their ability to pass on increased fuel costs through fare increases is limited by several factors, including economic and competitive conditions. Significant increases in fuel costs could materially affect the operating results of Hawaiian, Aloha and the Company.

COMPETITION

    The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, recodified into the Transportation Act, which has substantially eliminated government authority to regulate domestic routes and fares and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Airline profit levels are highly sensitive to, and can be severely impacted by, among other things, adverse changes in fuel costs, average yield (seat pricing) and passenger demand. After September 11, 2001, Hawaiian and Aloha reduced fares to attract customers, as did most airlines. The result of these reduced fares will affect yield and competition.

    The U.S. airline industry has consolidated in recent years as a result of mergers and liquidations, and further consolidation may occur in the future. The consolidations have, among other things, enabled certain carriers to expand their international operations and increase their presence in the United States. In recent years, the airline industry has experienced alliances among U.S. carriers and between large U.S. and foreign carriers, allowing the carriers that are parties to these alliances to strengthen their overall operations. Conversely, the industry has also seen in recent years the emergence and growth of low-cost, low-fare domestic carriers, which has further intensified competitive pressures. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. In some cases, the new entrants have initiated or triggered price discounting.

    Many of Hawaiian's and Aloha's competitors are larger and have substantially greater resources. The commencement of service by existing or new carriers on Hawaiian's or Aloha's routes could negatively impact operating results. Competing airlines have, from time to time, reduced fare levels and increased capacity beyond market demand on routes served by Hawaiian and Aloha in order to maintain or generate additional revenues. Further fare reductions and capacity increases by competing airlines could reduce fares or passenger traffic to levels that could cause one or more of Hawaiian, Aloha and, after completion of the merger, the Company to be unable to sustain profitable operations. Due to their relatively smaller size, Hawaiian, Aloha and the Company may be less able than larger airlines to withstand aggressive marketing tactics or a prolonged fare war initiated by their larger competitors.

    Vigorous price competition exists in the airline industry, with competitors frequently offering reduced discount fares and other promotions to stimulate traffic during weaker travel periods, generate cash flow or increase relative market share in selected markets. The introduction of broadly available, deeply discounted fares by a U.S. airline could result in lower yields for the entire industry and could have a material adverse effect on Hawaiian's and Aloha's and, after completion of the merger, the Company's operating results.

    TRANSPACIFIC. Hawaiian and Aloha face multiple competitors on their transpacific routes, including each other, major carriers such as United, Delta, Northwest and, to a lesser extent, Continental and American and charter carriers. Hawaiian and Aloha believe that transpacific competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, affiliations, frequent flyer programs, customer service, aircraft type and in-flight service.

    SOUTH PACIFIC. Hawaiian is the only provider of direct service between Honolulu and each of Pago Pago, American Samoa and Papeete, Tahiti. Aloha has concentrated on south pacific routes flown by few or no other airlines, such as scheduled and chartered flights from Honolulu to Kwajelein and Majuro in the Marshall Islands, Johusta Atoll, Christmas Island and Midway Island. The primary competitor on these routes is Continental Micronesia, which flies to Kwajalein and Majuro from its hub in Guam, and has continuing service to Honolulu.

    INTERISLAND. While there are several small commuter and air taxi companies that provide air transportation to Hawaii airports that cannot be served by large aircraft, the interisland routes are serviced primarily by Hawaiian and Aloha. Aloha's competitive position is strengthened through its marketing affiliation with United, the largest carrier of passengers to Hawaii. Aloha participates in United's frequent flyer program and also has a code sharing agreement with United. Hawaiian's major marketing affiliations include code sharing arrangements with American, Continental, Northwest, Alaska
Airlines, Inc. and frequent flyer program affiliations with American and Northwest. Hawaiian operates approximately 124 daily interisland flights and Aloha operates 180 daily interisland flights, subject in both cases to seasonality. Hawaiian and Aloha believe that interisland competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, affiliations, frequent flyer programs, customer service and aircraft type.

REGULATION

    GENERAL

    As certificated air carriers, both Hawaiian and Aloha are subject to the regulatory jurisdiction of the Department of Transportation (DOT) and the Federal Aviation Administration (FAA). The DOT has jurisdiction over certain aviation matters such as the carriers' certificate of public convenience and necessity, international routes and fares, consumer protection policies including baggage liability and denied-boarding compensation and unfair competitive practices as set forth in the Transportation Act. Hawaiian, Aloha and all other domestic airlines are subject to regulation by the FAA under the

Transportation Act. The FAA has regulatory jurisdiction over flight operations generally, including equipment, ground facilities, security systems, maintenance and other safety matters. To assure compliance with its operational standards, the FAA requires air carriers to obtain operations, air worthiness and other certificates, which may be suspended or revoked for cause. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of aviation safety and security regulations. Like other carriers, both Hawaiian and Aloha are subject to inspections by the FAA in the normal course of business on a routine ongoing basis. Both Hawaiian and Aloha Airlines operate under a Certificate of Public Convenience and Necessity issued by the DOT (authorizing it to provide commercial aircraft service) as well as a
Part 121 Scheduled Carrier Operating Certificate issued by the FAA. IslandAir operates under a Part 121 and Part 135 Commuter Certificate.

    MAINTENANCE DIRECTIVES AND OTHER REGULATIONS

    The FAA approves all airline maintenance programs, including changes to the programs. In addition, the FAA licenses the mechanics who perform the inspections and repairs, as well as the inspectors who monitor the work.

    The FAA frequently issues air worthiness directives, often in response to specific incidents or reports by operators or manufacturers, requiring operators of specified equipment to perform prescribed inspections, repairs or modifications within stated time periods or numbers of cycles. In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, cargo compartment fire detection/suppression systems, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. Hawaiian and Aloha cannot predict what new air worthiness directives will be issued and what new regulations will be adopted or how their businesses will be affected by any such directives or regulations. Hawaiian and Aloha expect that they may from time to time incur expenses to comply with new air worthiness directives and regulations.

    Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the U.S. and foreign governments, which are amended from time to time. Hawaiian and Aloha cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect Hawaiian, Aloha or, after completion of the merger, the Company.

    Both Hawaiian and Aloha believe that they are in compliance with all requirements necessary to maintain in good standing their respective operating authorities granted by the DOT and their respective air carrier operating certificates issued by the FAA. A modification, suspension or revocation of any of Hawaiian's or Aloha's DOT or FAA authorizations or certificates would have a material adverse effect on the affected airline and, after completion of the merger, on the Company.

    Several aspects of airline operations are subject to regulation or oversight by federal agencies other than the FAA and DOT. The U.S. Department of Defense regulates Civil Reserve Air Fleet and government charters. The antitrust laws are enforced by the U.S. Department of Justice. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by Hawaiian's and Aloha's cargo services. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act. Hawaiian, Aloha and other airlines certificated prior to October 24, 1978 are also subject to preferential hiring rights granted by the Transportation Act to certain airline employees who have been furloughed or terminated (other than for cause).

    LIMITATION ON FOREIGN OWNERSHIP OF SHARES

    The Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a United States air carrier or controlling a U.S. air carrier. Hawaiian's restated articles of incorporation prohibit the ownership or control of more than 25% (to be increased or decreased from time to time, as permitted under the laws of the United States) of issued and outstanding voting capital stock of Hawaiian by persons who are not "citizens of the United States." As of January 31, 2002, Hawaiian believes that less than 13% of the voting stock of Hawaiian is held by non-United States citizens. Substantially all of Aloha's capital stock is owned by United States citizens.

    INSURANCE

    After the events of September 11, 2001, independent insurers canceled all war risk insurance coverages for the airline industry. Both Hawaiian and Aloha subsequently had their war risk insurance coverage reinstated to the previous limit from the independent insurers at increased premiums and, in the case of Aloha, subject to a $50 million sub-limit for claims by third parties. Hawaiian and Aloha have also purchased from the U.S. government, through the DOT, third-party war risk insurance coverage above $100 million, in the case of Hawaiian, and $50 million, in the case of Aloha, up to a cap of twice the previous limit. This coverage has been extended to March 20, 2002, after which it is anticipated that the federal policy will be extended unless insurance for war risk coverage in necessary amounts is available from independent insurers. There can be no assurance that the amount of such coverage will not be changed or that Hawaiian, Aloha or, after the completion of the merger, the Company will not bear substantial losses from accidents or other events. Substantial claims in excess of related insurance coverage could have a material adverse effect on Hawaiian, Aloha or, after completion of the merger, the Company.

    The Stabilization Act provides for reimbursement to air carriers and their vendors or subcontractors for increases in the cost of war risk insurance for the period up to October 1, 2002. Hawaiian and Aloha have been reimbursed for the excess cost of war risk insurance above that previously incurred for the first 30-day period of this interim war risk insurance period, but have not received reimbursement for premiums beyond that period. As of December 31, 2001, Hawaiian and Aloha had received reimbursement of approximately $500,000 and $300,000, respectively. Due in part to the events of September 11, 2001, Hawaiian and Aloha expect the annual cost of their aviation insurance programs to increase from $3.6 million to $12.4 million and from $5.2 million to approximately $12.5 million, respectively.

LANDING FEES AND TICKET TAXES

    On September 1, 1999, landing fees at all airports in the state of Hawaii were reinstated after a two-year moratorium. Hawaiian paid approximately
$4.8 million and $7.1 million in landing fees for all airports in the State of Hawaii for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. Aloha paid approximately $4.0 million and $6.0 million in landing fees for all airports in the state of Hawaii for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. After September 11, 2001, the State of Hawaii suspended collection of landing fees at all airports in Hawaii on a month-to-month basis. These fees have remained suspended to date.

    In 1997, legislation was enacted to, among other things, gradually reduce the federal passenger excise tax from 10% to 7.5% and phase-in a $3.00 "head tax" per domestic flight segment by the year 2002. On October 1, 1999, the passenger excise tax decreased from 8% to 7.5%, with a corresponding increase in the "head tax" from $2.00 to $2.25 per domestic flight segment. The "head tax" has increased incrementally over the past three years, with corresponding decreases in the excise tax. As of January 1, 2002 the excise tax was 7.5% and the head tax was $3.00 per domestic flight segment. Under the Aviation Security Act, a new federal ticket tax of $2.50 per enplanement (subject to a $5.00 per one-way trip cap) took effect on February 1, 2002. The Aviation Security Act also imposes additional fees on air carriers.

ENVIRONMENTAL REGULATION

    The Environmental Protection Agency regulates operations, including air carrier operations, which affect the quality of air in the United States. Aloha has made all necessary modifications to its operating fleet to meet fuel-venting requirements and smoke-emissions standards issued by the EPA. Because Hawaiian has replaced its fleet with new aircraft, no modifications to its aircraft are necessary.

    In 1990, Congress enacted the Airport Noise and Capacity Act phasing out the use of noisier Stage II aircraft in the United States. The law requires a phase-out of Stage II equipment, with full phase-out required by the year 2000. Recognizing that Hawaii is particularly dependent on internal air transportation provided by airlines with modest capitalizations, Congress adopted an amendment that provides a specific exemption for Hawaiian and Aloha for aircraft operating on interisland routes. The revised exemption allows Hawaiian and Aloha to operate as many Stage II aircraft as they operated in 1990 - 22 for Hawaiian and 21 for Aloha. Hawaiian has recently replaced its interisland fleet with new Boeing 717-200 aircraft that are Stage III compliant, and Aloha continues to operate 18 Stage II aircraft.

                              BUSINESS OF HAWAIIAN

OVERVIEW

    Hawaiian is the largest airline headquartered in Hawaii, based on operating revenues of $607.2 million for 2000 and $470.5 million for the nine months ended September 30, 2001. Hawaiian is engaged primarily in the scheduled transportation of passengers, cargo and mail. Hawaiian was incorporated in January 1929 under the laws of the Territory of Hawaii. The common stock of Hawaiian trades on the American Stock Exchange and the Pacific Exchange under the symbol "HA." Hawaiian's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819. Hawaiian's telephone and facsimile numbers are (808) 835-3700 and (808) 835-3690, respectively. Hawaiian's website address is www.hawaiianair.com. Materials on the website are not incorporated into this joint proxy statement/prospectus.

FLIGHT OPERATIONS

    Hawaiian's chief source of revenue is scheduled passenger airline service. Scheduled passenger airline service consists of, on average and depending on seasonality, approximately 145 flights per day with

    - daily service on its transpacific routes between Hawaii and Las Vegas, Nevada and the five key U.S. West Coast gateway cities of Los Angeles, San Diego and San Francisco, California, Seattle, Washington and Portland, Oregon;

    - daily service on its interisland routes among the six major islands of the State of Hawaii; and

    - weekly service on its south pacific routes as the sole direct provider of air transportation from Hawaii to each of Pago Pago, American Samoa, and Papeete, Tahiti in the South Pacific.

    Hawaiian also provides charter service daily from Honolulu to Las Vegas and two to three times weekly from Honolulu to Anchorage, Alaska. Hawaiian provided charter service from Los Angeles to Papeete, Tahiti for Renaissance
Cruises, Inc. until September 25, 2001, when Renaissance Cruises filed for Chapter 11 bankruptcy protection and ceased cruise operations.

AIRCRAFT

    As of January 31, 2002, Hawaiian's operating fleet consisted of 12 DC-10 aircraft, three Boeing 767-300ER aircraft and 13 Boeing 717-200 aircraft.

    DC-10 AIRCRAFT. The 12 DC-10 aircraft are utilized in Hawaiian's transpacific and south pacific routes. Of the 12 DC-10 aircraft, nine are leased from American Airlines on long-term operating leases expiring at various times in 2002 and the first half of 2003. One DC-10-30 aircraft is leased from Continental Airlines under a lease expiring in May 2002. Hawaiian operates the remaining two DC-10-30 aircraft under operating leases with BCI Aircraft Leasing expiring in 2004. The average age of Hawaiian's DC-10 aircraft is 25 years.

    BOEING 767-300ER AIRCRAFT. Hawaiian has executed lease agreements for 16 Boeing 767-300ER aircraft, including three new Boeing 767-300ER aircraft under 15-year operating leases with Ansett Worldwide Aviation that were delivered in the fourth quarter of 2001. Four Boeing 767-300ER aircraft under seven-year operating leases with International Lease Finance Corporation are scheduled to be delivered during the first half of 2002, and nine new Boeing 767-300ER aircraft under 18-year lease financing arranged through Boeing Capital Corporation and Ansett Worldwide Aviation are scheduled to be delivered between the third quarter of 2002 and the first half of 2003. On November 6, 2001, the FAA granted Hawaiian's application for extended-range twin-engine operations certification for Boeing 767-300ER aircraft. The Boeing 767-300ER aircraft have been introduced in Hawaiian's transpacific routes.

    BOEING 717-200 AIRCRAFT. During 2001, Hawaiian took delivery of and introduced into service on its interisland routes 13 new Boeing 717-200 aircraft, all under 15-year leveraged lease financing provided by Boeing affiliates. These aircraft replaced the DC-9-50 fleet previously utilized on the interisland routes.

    DC-9-50 AIRCRAFT. The fleet of 15 McDonnell Douglas DC-9-50 aircraft, previously utilized by Hawaiian on its interisland routes, has been retired from service. Fourteen of the DC-9-50 aircraft have been placed for storage with Avtel Services in Mojave, California, pending negotiations for return to lessors or sale. Two of these aircraft have been returned to the respective lessors, by way of lease terminations, but are still parked at Avtel Services under Hawaiian's agreement with Avtel Services.

INTERISLAND FARES AND DISTRIBUTION CHANNELS

    Hawaiian has three primary interisland fare and distribution categories that are approximately similar in volume: retail, special contracted net fares and connecting mainland traffic fares. Fare fluctuations are based on seasonal changes and competitive influences.

    Retail fares are the highest fares among the three categories. These fares include published fares, which currently range from approximately $50 to $90, net of taxes and fees, for a one-way interisland ticket. These fares may be sold directly by Hawaiian at its airport counters, ticket offices, reservation department and website. The fares may also be sold by all travel agencies.

    The second category is special contracted net fares. These fares are discounted fares and are primarily available to wholesalers, consolidators and corporate accounts. A majority of coupons are included in this category.

    The final category primarily represents fares from passengers connecting from mainland flights on Hawaiian and interline partners and frequent flyer redemptions. Also included are commuters and other passengers not included in the retail or special contracted net fare categories.

    In 2000, 1999 and 1998, a majority of Hawaiian's ticket sales were generated by travel agents. Five large wholesalers accounted for approximately 34%, 35% and 40% of Hawaiian's ticket sales during these years. For the nine-month period ended September 30, 2001, four large wholesalers accounted for 28% of Hawaiian's ticket sales, and a Hawaii-based wholesaler, Panda Travel, constituted approximately 18% of Hawaiian's total ticket sales.

FREQUENT FLYER PROGRAM

    Hawaiian's HawaiianMiles frequent flyer program was initiated in 1983. The HawaiianMiles program allows passengers to earn mileage credits by flying on Hawaiian and other carriers, particularly Continental and Northwest. Members may also receive mileage credits pursuant to exchange agreements maintained by Hawaiian with a variety of entities, including hotels, car rental firms, credit card issuers and long distance telephone service companies. Hawaiian also sells mileage credits to other companies participating in the program.

    HawaiianMiles members are entitled to a choice of various awards based on accumulated mileage, with a majority of the awards being free air travel. Travel awards available in the HawaiianMiles program range from a 5,000 mile award, which is redeemable for a one-way interisland flight, to 60,000 and 75,000 mile awards, which is redeemable for a round trip first-class transpacific flight and a round trip first-class south pacific flight, respectively. Miles traveled under the HawaiianMiles program are accounted for as revenue passenger miles, which, in turn, are used in the calculation of Hawaiian's yield. Non-travel awards are valued at the incremental cost of tickets exchanged for such awards.

    Hawaiian believes that the redemption of free travel awards will not result in the displacement of revenue customers and, therefore, such redemption will not materially affect Hawaiian's liquidity or operating results. The redemption of free travel awards is subject to review by Hawaiian in order to limit the possibility of displacing revenue passengers. HawaiianMiles travel redemption accounted for approximately 3% of both interisland and transpacific traffic and a negligible percentage of south pacific traffic during the nine months ended September 30, 2001.

CODE SHARING

    Hawaiian has code sharing agreements with American, American Eagle (formerly known as Wings West Airlines, Inc.), Northwest, Continental and Alaska. Hawaiian also participates in the frequent flyer programs of American and Northwest. These programs and services make Hawaiian more competitive, but increase its reliance on third parties.

GROUND FACILITIES

    Hawaiian's principal terminal facilities, cargo facilities, hangar and maintenance facilities are located at the Honolulu International Airport. The facilities at Honolulu International Airport (except for the terminal facilities) are leased on a month-to-month basis. Hawaiian also occupies terminal facilities in the terminal buildings at the airports owned by the State of Hawaii in Hilo and Kona on the island of Hawaii, in Kahului on the island of Maui, in Lanai City on the island of Lanai, in Hoolehua on the island of Molokai, and in Lihue on the island of Kauai. All of Hawaiian's terminal facilities, including gates and holding rooms, are considered by the State of Hawaii Department of Airports to be common areas and thus are not exclusively controlled by Hawaiian. Hawaiian's corporate headquarters are located in leased premises of 129,667 square feet in a complex adjacent to the Honolulu International Airport. Executive, finance, marketing, reservations, information technology, training, human resources and operations management offices, as well as the operations control center, are all located in this complex. The lease for this office expires on October 1, 2008. Hawaiian leases four ticket offices in
Hawaii: three on the island of Oahu and one on the island of Hawaii. Hawaiian also leases sales offices in San Francisco, Seattle (cargo), Los Angeles, Papeete and Tokyo. The leases for these offices expire on various dates from May 30, 2002 to December 31, 2003 . Hawaiian has a signatory agreement with the Port of Portland for terminal space, and operating agreements with the Port of San Diego and McCarren International Airport in Las Vegas, Nevada. Hawaiian has a right of entry agreement with the Anchorage International Airport and also has sublease agreements for terminal space with: LAX Two in Los Angeles, Northwest Airlines in Seattle and San Diego, US Airways in San Francisco, and the Government of American Samoa in Pago Pago. Hawaiian also has agreements in place for alternate landing sites with the Port of Moses Lake, King County (Boeing Field) in Seattle and Fairbanks International Airport in Alaska. The aggregate rent for all facilities in the nine months ended September 30, 2001 was approximately $9.5 million consisting of $8.7 million for space rentals and $0.8 million for parking stalls.

MAINTENANCE

    Hawaiian has developed extensive maintenance programs, which consist of a series of phased or continuous checks for each aircraft type. These checks are performed at specified intervals measured either by time flown or by the number of takeoffs and landings, or "cycles," performed. In addition, Hawaiian from time to time performs inspections, repairs and modifications of its aircraft in response to FAA directives. Checks range from daily "walk around" inspections, to more involved overnight maintenance checks, to exhaustive and time consuming overhauls. Aircraft engines are subject to phased maintenance programs designed to detect and remedy potential problems before they occur. The service lives of certain parts and components of both airframes and engines are time or cycle controlled. Parts and other components are replaced or overhauled prior to the expiration of their time or cycle limits.

    American Airlines is responsible for maintenance on all of Hawaiian's DC-10 aircraft (leased and owned) except for the DC-10 aircraft leased from Continental, for which Continental provides maintenance services. The maintenance agreement with American provides Hawaiian access to spare parts, engines and rotables for the maintenance of these aircraft. As a result, Hawaiian does not maintain large inventories of spare engines or parts to support the operation of the DC-10 aircraft. Hawaiian pays a minimum contractual per hour charge for maintenance services, monthly in arrears. American and Hawaiian are currently negotiating the continuation of maintenance services for the DC-10 aircraft for the period up to the termination of the respective leases. If American terminated the maintenance arrangement, Hawaiian would have to seek an alternate source of maintenance service or undertake to maintain these DC-10s itself. No assurance can be given that Hawaiian would be able to do so on a basis that is as cost-effective as the American maintenance arrangement.

    Hawaiian has an agreement with the Pratt & Whitney division of United Technologies Corporation to provide comprehensive power by the hour overhaul and maintenance services as needed for the Pratt & Whitney engines utilized on Hawaiian's fleet of Boeing 767-300ER aircraft. Hawaiian has also entered into a contract with Delta for maintenance and parts availability for these 767-300ER aircraft at stations on the United States mainland. If Pratt & Whitney or Delta terminates or fails to perform under these arrangements, Hawaiian would have to seek an alternative source of these services or undertake to maintain these engines and aircraft itself. No assurance can be given that Hawaiian would be able to do so on a basis that is as cost-effective as the Pratt & Whitney and Delta maintenance agreements.

EMPLOYEES

    As of December 31, 2001, Hawaiian had 3,069 active employees, of which 2,572 were employed on a full-time basis. The majority of Hawaiian's employees are covered by labor agreements with the International Association of Machinists and Aerospace Workers (AFL-CIO), the Air Line Pilots Association International, the Association of Flight Attendants, the Transport Workers Union and the Communications Section Employees Union. All contracts, other than the contract with the seven-member Communications Section Employees Union, were renegotiated in 2001 and Hawaiian is currently in direct negotiations with the Communications Section Employees Union. If an agreement is not reached in direct negotiations, federally-mandated mediation will occur and could last for an unspecified period of time. Although the overwhelming majority of labor negotiations in the airline industry are resolved in mediation, there can be no assurance that the discussions will result in an agreement and ratification. The time required to negotiate a contract under the Railway Labor Act varies. Therefore, management cannot currently estimate the time frame or results of these negotiations. Should Hawaiian and the Communications Section Employees Union be unable to reach an agreement, Hawaiian and, after completion of the merger, the Company could be adversely affected.

LEGAL PROCEEDINGS

    Hawaiian and/or its directors are parties to four lawsuits and one demand for arbitration filed by shareholders and optionholders, respectively, of Hawaiian challenging the merger. For a summary of these legal proceedings, see "The Merger--Lawsuits by Shareholders and Others Challenging the Merger."

    Hawaiian is not a party to any other litigation that is expected to have a significant effect on the operations or business of Hawaiian.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HAWAIIAN

    This discussion analyzes Hawaiian's operations for the nine-month periods ended September 30, 2001 and September 30, 2000, and the fiscal years ended 2000, 1999 and 1998. The following information should be read together with the audited and unaudited financial statements and the accompanying notes of Hawaiian included in this joint proxy statement/prospectus.

EXTRAORDINARY EVENTS

    The environment in which Hawaiian operates and on which it is dependent has been greatly affected by the events of September 11, 2001. Effective October 1, 2001, Hawaiian has reduced its capacity as measured by available seat miles by approximately 22% as a result of reduced travel demand. Hawaiian anticipates increasing capacity as measured by available seats miles by approximately 30% over the next several months. Tourism is the largest source of revenue for Hawaiian and for the economy of the state of Hawaii, and the tourism industry in the state of Hawaii has been and continues to be adversely affected. Due to the lack of predictability of future traffic, business mix and yields, Hawaiian is unable to fully estimate the impact on it of the events of September 11, 2001. For additional information related to the September 11, 2001 events, see "Industry Overview--Extraordinary Events," "Selected Financial Data--Recent Developments of Hawaiian" and the notes to Hawaiian's audited financial statements included in this joint proxy statement/prospectus.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 2000

    For the nine-month period ended September 30, 2001, Hawaiian reported operating income of $16.8 million and net income of $15.2 million. For the nine-month period ended September 30, 2000, Hawaiian reported operating income of $4.1 million and net income of $1.8 million. Excluding the special credit of $8.5 million resulting from federal financial assistance received under the Stabilization Act and the additional charges of $1.8 million incurred as a direct result of the attacks of September 11, Hawaiian would have reported operating income and net income of $10.1 million and $11.5 million, respectively. Operating revenues for the nine-month period ended September 30, 2001 increased 2.2% or $10.0 million over the same period in 2000, primarily due to an increase in passenger revenue, charter revenue and other operating revenue, partially offset by a decrease in cargo revenue. Operating expenses, excluding the special credit and charges, increased 0.9% or $4.0 million for the nine-month period ended September 30, 2001 as compared to the same period in 2000, primarily due to increases in wages and benefits and aircraft rentals, partially offset by restructuring charges of $12.8 million incurred in third quarter 2000 related to Hawaiian's narrow-body fleet transition, a favorable adjustment of $3.6 million to the restructuring charges in the first quarter of 2001 and a reduction in maintenance costs.

    OPERATING REVENUE

    Operating revenues totaled $470.5 million for the nine months ended September 30, 2001, compared to $460.5 million for the nine months ended September 30, 2000, an increase of $10.0 million, or 2.2%.

    The following table compares operating passenger revenues and statistics for the nine-month periods ended September 30, 2001 and 2000, in thousands, except as otherwise indicated:

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                       -----------------------    INCREASE
                                                          2000         2001      (DECREASE)      %
                                                       ----------   ----------   ----------   --------
OPERATING PASSENGER REVENUES AND STATISTICS
SCHEDULED:
  Passenger revenues.................................  $  363,113   $  370,723   $   7,610       2.1
  Revenue passengers flown...........................       4,499        4,250        (249)     (5.5)
  Revenue passenger miles............................   3,424,804    3,299,306    (125,498)     (3.7)
  Available seat miles...............................   4,459,049    4,297,586    (161,463)     (3.6)
  Passenger load factor..............................        76.8%        76.8%         --        --
  Yield..............................................       10.60 CENTS      11.24 CENTS      0.64 CENTS    6.0
  Passenger revenue per available seat miles.........        8.14 CENTS       8.63 CENTS      0.49 CENTS    6.0

OVERSEAS CHARTER:
  Passenger revenues.................................  $   60,802   $   63,900   $   3,098       5.1
  Revenue passengers flown...........................         285          292           7       2.5
  Revenue passenger miles............................     874,781      891,528      16,747       1.9
  Available seat miles...............................     958,983      998,139      39,156       4.1

TOTAL OPERATIONS:
  Passenger revenues.................................  $  423,915   $  434,623   $  10,708       2.5
  Revenue passengers flown...........................       4,784        4,542        (242)     (5.1)
  Revenue passenger miles............................   4,299,585    4,190,834    (108,751)     (2.5)
  Available seat miles...............................   5,418,032    5,295,725    (122,307)     (2.3)

    Scheduled passenger revenues totaled $370.7 million during the nine-month period ended September 30, 2001, an increase of $7.6 million, or 2.1%, over the nine-month period ended September 30, 2000. Primarily as a result of improvements in yield, Hawaiian experienced an increase in its transpacific and interisland passenger revenues of $8.0 million and $1.1 million, respectively. Transpacific revenue passengers flown decreased by 3.9%, while yield increased by 6.5%. Interisland revenue passengers flown decreased by 6.2%, while yield increased by 7.1%. South pacific passenger revenues decreased by $1.5 million due to a decrease in revenue passengers flown of 3.5% and a decrease in yield of 5.2%.

    Overseas charter revenues increased by $3.1 million, or 5.1%, primarily due to increases in Hawaiian's Los Angeles to Papeete, Honolulu to Las Vegas and Honolulu to Anchorage charter service.

    Cargo revenue decreased $3.9 million, or 18.7%, due to a decrease in cargo pounds carried. Other operating revenues increased by $3.2 million, or 20.2%, primarily due to an increase in the recognition of frequent flyer miles revenue, ground handling revenue and ticket cancellation penalty revenue.

    OPERATING EXPENSES

    Operating expenses, including restructuring charges and the special credit and charges, totaled $453.7 million for the nine months ended September 30, 2001 compared to $456.4 million for the nine months ended September 30, 2000, a decrease of $2.7 million, or 0.6%.

    The following table compares operating expenses per available seat miles by major category for the nine-month periods ended September 30, 2001 and 2000:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                          -----------------------    INCREASE
                                                            2000           2001     (DECREASE)      %
                                                          --------       --------   ----------   --------
OPERATING EXPENSE PER AVAILABLE SEAT MILE
Wages and benefits......................................     2.23 CENTS     2.59 CENTS     0.36 CENTS    16.1
Aircraft fuel, including taxes and oil..................     1.66           1.63       (0.03)       (1.8)
Maintenance materials and repairs.......................     1.59           1.44       (0.15)       (9.4)
Rentals and landing fees................................     0.54           0.80        0.26        48.1
Sales commissions.......................................     0.17           0.24        0.07        41.2
Depreciation and amortization...........................     0.22           0.21       (0.01)       (4.5)
Other...................................................     1.78           1.90        0.12         6.7
                                                           ------         ------      ------
                                                             8.19           8.81        0.62         7.6
Restructuring charge....................................     0.23          (0.07)      (0.30)     (130.4)
Special credit (Stabilization Act)......................       --          (0.17)      (0.17)     (100.0)
                                                           ------         ------      ------
Total...................................................     8.42 CENTS     8.57 CENTS     0.15 CENTS     1.8
                                                           ======         ======      ======

    Wages and benefits increased by $16.0 million, or 13.2%, primarily due to certain one time payments, non-cash charges and increases related to the new collective bargaining agreements with Hawaiian's pilots and flight attendants that went into effect on January 1, 2001 and May 1, 2001, respectively, and an overall increase in employee benefits.

    Aircraft fuel costs, including taxes and oil, for the nine month period ended September 30, 2001 decreased $3.7 million, or 4.1%, over the nine month period ended September 30, 2000. Aircraft fuel consumption decreased 3.9% and the average cost of aircraft fuel per gallon decreased 3.3%. Hawaiian's fuel hedging program had a negligible effect on fuel expense in the nine month period ended September 30, 2001, compared to a decrease of $7.8 million in the nine month period ended September 30, 2000. Fuel taxes decreased $5.1 million period over period, mainly as a result of current international tax adjustments recognized in 2001.

    Maintenance materials and repairs decreased $9.6 million, or 11.2%, primarily due to a decrease of $16.1 million in DC-9-50 heavy maintenance checks and scheduled engine removals, offset by increases of $2.9 million in Boeing 717-200 maintenance expense resulting from the introduction of Boeing 717-200 aircraft in 2001 and $3.6 million in DC-10 maintenance expense due to additional DC-10 aircraft used, hours flown and maintenance rates.

    Rentals and landing fees in the nine month period ended September 30, 2001 increased by $12.7 million, or 43.5%, versus the comparable period in 2000 mainly due to an increase in aircraft rent resulting from the addition of a DC-10 aircraft in April 2000, a DC-10 aircraft in December 2000, a sale-leaseback arrangement on two other DC-10 aircraft in January 2001 and the addition of 10 Boeing 717-200 aircraft, offset by rental reductions associated with the retirement of certain DC-9 aircraft.

    Sales commissions increased by $3.7 million, or 40.8%, in the nine month period ended September 30, 2001 versus the comparable period in 2000, primarily due to an increase in wholesaler incentive commissions.

    In the third quarter 2000, Hawaiian recorded approximately $12.8 million of restructuring charges related to excess or obsolete DC-9 inventory parts and the disposition of five DC-9 aircraft under operating leases. The nine month period ended September 30, 2001 includes a $3.6 million favorable adjustment to the restructuring charge recorded in 2000 due to a change in estimated airframe return provisions related to the DC-9-50 aircraft operating leases.

    In the third quarter 2001, Hawaiian recognized $8.5 million of the proceeds from the federal government under the Stabilization Act as a special credit to operating expenses for the estimated lost revenue and direct charges relating to the attacks of September 11, 2001.

    Non-operating income increased in the nine month period ended September 30, 2001 compared to the same period in 2000, as a result of $9.0 million in international fuel tax adjustments relating to prior periods and a $1.0 million gain on the sale of Equant N.V. depository certificates, which represented the remaining portion of Hawaiian's interest in the SITA Foundation.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    For the year ended December 31, 2000, Hawaiian incurred operating losses and net losses of $13.8 million and $18.6 million, respectively. As discussed below, in 2000 Hawaiian recorded $14.9 million in pretax restructuring charges in conjunction with its intent to replace its narrow-body DC-9 interisland fleet and a $7.6 million pretax loss on assets held for sale on the two DC-10 aircraft sold in January 2001. Excluding the effects of the restructuring charges and the loss on assets held for sale, Hawaiian generated operating income and net income of $8.7 million and $5.5 million, respectively. While total operating revenues increased by $118.3 million, or 24.2%, primarily as a result of increased passenger and charter revenues, operating expenses, net of impairment loss, restructuring charges and the loss on assets held for sale, also increased by $116.1 million, or 24.1%, of which $50.8 million related to year over year increases in fuel expense. In response to Hawaiian's increased flight operations, available seat mile growth of 14.7% and investments in infrastructure to support Hawaiian's growth strategies, operational cost increases were incurred in wages and benefits, maintenance, aircraft fuel and certain general and administrative expense categories.

    OPERATING REVENUES

    Operating revenues totaled $607.2 million in 2000 compared to $488.9 million in 1999, an increase of $118.3 million, or 24.2%.

    The following table compares operating passenger revenues and statistics for the years ended December 31, 2000 and 1999, in thousands, except as otherwise indicated:

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------    INCREASE
                                                          1999          2000       (DECREASE)      %
                                                       -----------   -----------   ----------   --------
OPERATING PASSENGER REVENUES AND STATISTICS
SCHEDULED:
  Passenger revenues.................................  $  400,251    $  475,475     $ 75,224      18.8
  Revenue passengers.................................       5,425         5,886          461       8.5
  Revenue passenger miles............................   4,076,576     4,492,395      415,819      10.2
  Available seat miles...............................   5,468,589     5,967,810      499,221       9.1
  Passenger load factor..............................        74.5%         75.3%         0.8       1.1
  Yield..............................................         9.8 CENTS       10.6 CENTS       0.8 CENTS    8.2

OVERSEAS CHARTER:
  Charter revenues...................................  $   46,570    $   82,358     $ 35,788      76.8
  Revenue passengers.................................         283           382           99      35.0
  Revenue passenger miles............................     803,524     1,165,436      361,912      45.0
  Available seat miles...............................     852,155     1,279,749      427,594      50.2

TOTAL OPERATIONS:
  Passenger revenues.................................  $  446,821    $  557,833     $111,012      24.8
  Revenue passengers.................................       5,708         6,268          560       9.8
  Revenue passenger miles............................   4,880,100     5,657,831      777,731      15.9
  Available seat miles...............................   6,320,744     7,247,559      926,815      14.7

    Scheduled passenger revenues totaled $475.5 million for the year ended December 31, 2000, an increase of $75.2 million, or 18.8%, over the year ended December 31, 1999. The increase resulted from the introduction of additional DC-10 capacity, efforts to improve fare and passenger mix and initiation and maintenance of general price increases. Year over year, Hawaiian experienced $22.9 million and $50.5 million increases in its interisland and transpacific passenger revenues, respectively. These increases were principally a result of Hawaiian carrying approximately 8% and 10% more interisland and transpacific revenue passengers and a 7% and 11% increase in its interisland and transpacific yield, respectively.

    Overseas charter revenues increased by $35.8 million, or 76.8%, in 2000. The increase is primarily associated with Hawaiian commencing charters between Los Angeles and Tahiti on August 31, 1999 and operating additional ad hoc charters year over year.

    Cargo and other operating revenues in 2000 totaled $49.4 million, an increase of $7.3 million, or 17.4%, over cargo and other operating revenues in 1999. The increase is primarily due to additional capacity and increased cargo rates resulting in increased cargo revenues, general increases in Hawaiian's contract services and continued promotion of its frequent flyer program.

    OPERATING EXPENSES

    Operating expenses totaled $621.0 million in 2000, an increase of $91.6 million, or 17.3%, from total operating expenses of $529.4 million in 1999.

    The following table compares operating expenses per available seat mile by major category for 2000 with 1999:

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------    INCREASE
                                                        1999          2000       (DECREASE)      %
                                                     -----------   -----------   ----------   --------
OPERATING EXPENSES PER AVAILABLE SEAT MILE
Wages and benefits.................................        2.19 CENTS       2.21 CENTS      0.02 CENTS     0.9
Maintenance materials and repairs..................        1.61          1.53        (0.08)      (5.0)
Aircraft fuel, including taxes and oil.............        1.21          1.76         0.55       45.5
Rentals and landing fees...........................        0.50          0.54         0.04        8.0
Depreciation and amortization......................        0.27          0.23        (0.04)     (14.8)
Sales commissions..................................        0.20          0.20           --         --
Other..............................................        1.65          1.78         0.13        7.9
                                                     ----------    ----------    ---------
                                                           7.63          8.25         0.62        8.1

Impairment loss....................................        0.74            --        (0.74)    (100.0)
Restructuring charges..............................          --          0.21         0.21      100.0
Loss on assets held for sale.......................          --          0.10         0.10      100.0
                                                     ----------    ----------    ---------
Total..............................................        8.37 CENTS       8.56 CENTS      0.19 CENTS     2.3
                                                     ==========    ==========    =========

    All fluctuations in operating expenses per available seat mile were affected by an overall increase in available seat miles of approximately 14.7% in 2000 from 1999.

    Wages and benefits totaled $160.5 million in 2000 versus $138.4 million in 1999, an increase of $22.1 million, or 16.0%. A majority of the increase is attributable to a 3% wage increase effective January 1, 2000 and additional wages and benefits from implementation of Hawaiian's growth strategies, which resulted in increased flying operations. Hawaiian had 3,313 active employees at the end of 2000 versus 3,091 active employees at the end of 1999.

    Maintenance materials and repairs increased by $9.4 million, or 9.3%. Hawaiian incurred $15.9 million more DC-10 maintenance expense in 2000 than 1999 as a result of increases in the maintenance rates charged by American, the addition of three DC-10 aircraft serviced by Continental, and the number of DC-10 aircraft hours flown. The increase was offset by the reduction of DC-9 airframe and engine maintenance of $6.5 million in 2000.

    Aircraft fuel totaled $127.2 million in 2000 versus $76.4 million in 1999. Year over year, aircraft fuel expense increased by $50.8 million, or 66.5%, primarily due to a 17.0% increase in gallons consumed and a 58.7% increase in the average cost of aircraft fuel per gallon (exclusive of taxes and the impact of Hawaiian's fuel hedging program). The average price per gallon rose continuously throughout the year, with the October, November and December prices each more than $1.00 per gallon. This brought the average purchase price for 2000 to $.90 per gallon. Hawaiian's fuel hedging program offset more than $11.7 million of the cost increase and reduced the net fuel cost per gallon by more than $.08 to less than $.82.

    Rentals and landing fees in 2000 increased by $7.8 million, or 24.7%, compared to 1999. The increase is a net of $4.8 million of additional landing fees incurred in 2000, as the two-year moratorium placed on landing fees at all airports in the state of Hawaii ended September 1, 1999, less $1.1 million in landing fees refunded in 2000, $3.7 million in lease rent paid for the three additional DC-10s placed into service between December 1999 and December 2000 and $0.5 million in additional space rentals.

    Depreciation and amortization totaled $16.3 million in 2000 compared to $17.1 million in 1999. The decrease is due to the reduction in DC-9 property as a result of the impairment loss recorded in

December 1999, offset by the additional depreciation incurred from property placed into service in 2000.

    Sales commissions in 2000 increased $2.3 million, or 18.7%, compared to 1999. The increase is due to an increase in commissionable sales offset by a decrease in the commission rate.

    Other operating expenses increased by $24.4 million, or 23.3%, in 2000 compared to 1999. The increase is due to a combination of additional expenses incurred in 2000, including $1.4 million in advertising and promotion costs, $4.2 million in food and beverage expenses, $3.4 million in general and administrative costs (including credit card processing fees, booking fees, and third party services), $4.5 million in aircraft and passenger service related expenses, $1.1 million in personnel expenses primarily relating to crew accommodations, $4.7 million in interrupted trips and denied boarding expenses, $1.3 million in aircraft damages and $3.3 million in adjustments to assets held for sale inventory.

    On December 31, 1999, Hawaiian signed, subject to approval by its board of directors, a definitive purchase agreement with Boeing to acquire thirteen new Boeing 717-200 aircraft, with rights to purchase an additional seven aircraft. On March 2, 2000, Hawaiian announced that its board of directors had approved the definitive purchase agreement with Boeing. In connection with its decision to replace the present interisland DC-9 fleet with the Boeing 717s, Hawaiian performed an evaluation to determine, in accordance with the Financial Accounting Standards Board SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts of these aircraft and the related assets. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft were impaired as defined by SFAS No. 121. Consequently, the original cost basis of these aircraft and related items was reduced to reflect the fair market value as of December 31, 1999. In determining the fair market value of these assets, Hawaiian considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions. The evaluation performed under the guidelines of SFAS No. 121 resulted in a $47 million pre-tax, non-cash impairment loss being recorded in fourth quarter 1999. Hawaiian also recorded a $14.9 million pre-tax restructuring charge in 2000, of which $6.8 million was related to estimated costs to comply with the return condition provisions and early termination provisions of the five DC-9 aircraft under operating leases, and $8.1 million was recorded to reduce the DC-9 expendable inventory to fair market value as of December 31, 2000.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

    Under its HawaiianMiles frequent flyer program, Hawaiian sells mileage credits to participating partners such as hotels, car rental agencies and credit card companies. During 1999, as promulgated by the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," Hawaiian changed the method it uses to account for the sale of these mileage credits. This change, applied retroactively to January 1, 1999, totaled approximately $772,000, net of income tax benefit of approximately $515,000 and is reflected as a cumulative effect of change in accounting principle in the accompanying statements of operations. Under the new accounting method, revenue from the sale of mileage credits is deferred and recognized when transportation is provided. Previously, the resulting revenue was recorded in the period in which the credits were sold. Hawaiian believes the new method is preferable as it results in a better matching of revenues with the period in which services are provided.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    For the year ended December 31, 1999, Hawaiian incurred operating losses and net losses of $40.5 million and $29.3 million, respectively. As discussed below, in 1999 Hawaiian recorded a $47 million pretax impairment loss in conjunction with its intent to replace its narrow-body DC-9 interisland fleet and a $772,000 net charge for the cumulative effect of a change in accounting principle related to the sale of mileage credits under its frequent flyer program. Excluding the effects of the impairment loss and the cumulative effect of a change in accounting principle, Hawaiian generated operating income and net income of $6.4 million and $3.0 million, respectively, in 1999, while total operating revenues increased by $62.5 million, primarily as a result of increased passenger and charter revenues, operating expenses, net of impairment loss, increased by $73.4 million. In response to Hawaiian's increased flight operations and investments in infrastructure to support Hawaiian's growth strategies, operational cost increases were incurred in wages and benefits, maintenance, aircraft fuel and certain general and administrative expense categories.

    OPERATING REVENUES

    Operating revenues totaled $488.9 million in 1999 compared to $426.4 million in 1998, an increase of $62.5 million, or 14.7%.

    The following table compares operating passenger revenues and statistics for the years ended December 31, 1999 and 1998, in thousands, except as otherwise indicated:

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------    INCREASE
                                                          1998          1999       (DECREASE)      %
                                                       -----------   -----------   ----------   --------
OPERATING PASSENGER REVENUES AND STATISTICS
SCHEDULED:
  Passenger revenues.................................  $  354,245    $  400,251     $ 46,006      13.0
  Revenue passengers.................................       5,010         5,425          415       8.3
  Revenue passenger miles............................   3,649,024     4,076,576      427,552      11.7
  Available seat miles...............................   4,940,001     5,468,589      528,588      10.7
  Passenger load factor..............................        73.9%         74.5%         0.6       0.8
  Yield..............................................         9.7 CENTS        9.8 CENTS       0.1 CENTS    1.0

OVERSEAS CHARTER:
  Charter revenues...................................  $   35,742    $   46,570     $ 10,828      30.3
  Revenue passengers.................................         250           283           33      13.2
  Revenue passenger miles............................     689,578       803,524      113,946      16.5
  Available seat miles...............................     733,735       852,155      118,420      16.1

TOTAL OPERATIONS:
  Passenger revenues.................................  $  389,987    $  446,821     $ 56,834      14.6
  Revenue passengers.................................       5,260         5,708          448       8.5
  Revenue passenger miles............................   4,338,602     4,880,100      541,498      12.5
  Available seat miles...............................   5,673,736     6,320,744      647,008      11.4

    Scheduled passenger revenues totaled $400.3 million for the year ended December 31, 1999, an increase of $46.0 million, or 13.0%, over the year ended December 31, 1998. The increase resulted from the introduction of additional DC-9 and DC-10 capacity, efforts to improve fare and passenger mix and initiation and maintenance of general price increases. Year over year, Hawaiian experienced $5.5 million and $40 million increases in its interisland and transpacific passenger revenues, respectively. These increases were principally a result of Hawaiian carrying approximately 7% and 13% more interisland and transpacific revenue passengers, respectively, and a 7% increase in its transpacific yield.

    Overseas charter revenues increased by $10.8 million, or 30.3%, in 1999. The increase is primarily associated with Hawaiian commencing charters between Los Angeles and Tahiti and the flying of additional ad hoc charters year over year.

    Cargo and other operating revenues in 1999 totaled $42.1 million, an increase of $5.6 million, or 15.4%, over cargo and other operating revenues in 1998. The increase is primarily due to additional transpacific capacity resulting in increased cargo revenues, general increases in Hawaiian's service charges related to tickets and continued promotion of Hawaiian's frequent flyer program.

    OPERATING EXPENSES

    Operating expenses totaled $529.4 million in 1999, an increase of $120.4 million, or 29.4%, from total operating expenses of $409.0 million in 1998.

    The following table compares operating expenses per available seat mile by major category for 1999 with 1998:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------    INCREASE
                                                                1998       1999     (DECREASE)      %
                                                              --------   --------   ----------   --------
OPERATING EXPENSES PER AVAILABLE SEAT MILE
Wages and benefits..........................................    2.10 CENTS   2.19 CENTS     0.09 CENTS    4.3
Maintenance materials and repairs...........................    1.48       1.61         0.13        8.8
Aircraft fuel, including taxes and oil......................    1.17       1.21         0.04        3.4
Rentals and landing fees....................................    0.54       0.50        (0.04)      (7.4)
Depreciation and amortization...............................    0.22       0.27         0.05       22.7
Sales commissions...........................................    0.21       0.20        (0.01)      (4.8)
Other.......................................................    1.49       1.65         0.16       10.7
                                                               -----      -----        -----
                                                                7.21       7.63         0.42        5.8
Impairment loss.............................................      --       0.74         0.74      100.0
                                                               -----      -----        -----
Total.......................................................    7.21 CENTS   8.37 CENTS     1.16 CENTS   16.1
                                                               =====      =====        =====

    All fluctuations in operating expenses per available seat mile were affected by an overall increase in available seat miles of approximately 11.4% in 1999 from 1998.

    Wages and benefits totaled $138.4 million in 1999 versus $118.9 million in 1998, an increase of $19.5 million, or 16.4%. A majority of the increase is attributable to a 3% wage increase effective December 1, 1998 and additional wages and benefits from implementation of Hawaiian's growth strategies, which resulted in increased flying operations. Additional labor costs related to flight and in-flight crews and ground personnel, including airport, maintenance and administrative locations approximated $8.7 million and $7.7 million, respectively. The additional labor costs also resulted in increased taxes and benefits of $3.7 million.

    Maintenance materials and repairs increased by $17.8 million, or 21.2%. Hawaiian incurred $11.9 million more DC-10 maintenance expense in 1999 than 1998, the result of increases in the maintenance rates charged by American and the number of DC-10 aircraft used and hours flown. Hawaiian also incurred additional DC-9 airframe and engine maintenance of $5.6 million in 1999.

    Aircraft fuel totaled $76.4 million in 1999 versus $66.6 million in 1998. Year over year, aircraft fuel expense increased by $9.8 million, or 14.7%, primarily due to a 12.7% increase in gallons consumed and a 1.8% increase in the net average cost of aircraft fuel per gallon. The cost of aircraft fuel increased throughout 1999.

    Rentals and landing fees in 1999 increased by $1.1 million, or 3.6%, when compared to 1998. The increase is a net of $2.9 million less in aircraft rental expense as Hawaiian renegotiated its leases of American DC-10 aircraft in second quarter 1999, $1.4 million of additional space and parking rentals and $2.6 million of additional landing fees as the two-year moratorium placed on landing fees at all airports in the state of Hawaii ended on September 1, 1999.

    Depreciation and amortization totaled $17.1 million in 1999 compared to $12.6 million in 1998. A majority of the $4.5 million, or 35.9%, increase is due to additional depreciation incurred from owned DC-9 and DC-10 aircraft and related rotable parts placed into service in 1999.

    Other operating expenses increased by $19.9 million, or 23.5%, in 1999, as compared to 1998. The increase is due to a combination of additional expenses incurred in 1999 including $5.4 million of aircraft service related expenses, $2.4 million in passenger food and beverage, $2.5 million of personnel expense, $1.6 million in advertising and promotion costs and $7.0 million in general and administrative expenses, including professional and legal fees.

    In connection with its decision to replace the present interisland DC-9 fleet with Boeing 717-200 aircraft, Hawaiian performed an evaluation to determine, in accordance with the Financial Accounting Standards Board SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts of these aircraft and the related assets. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft were impaired as defined by SFAS No. 121. Consequently, the original cost basis of these aircraft and related items was reduced to reflect the fair market value as of December 31, 1999. In determining the fair market value of these assets, Hawaiian considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions. The evaluation performed under the guidelines of SFAS No. 121 resulted in a $47 million pre-tax, non-cash impairment loss being recorded in fourth quarter 1999.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY

    Hawaiian's cash and cash equivalents totaled $121.0 million at September 30, 2001, compared to $67.8 million at December 31, 2000, representing a $53.2 million increase for the nine-month period.

    Cash flows from operating activities provided $65.9 million during the nine month period ended September 30, 2001. Net income of $15.2 million, a $44.6 million increase in air traffic liability and proceeds of $18.0 million received from the federal government under the Stabilization Act were offset by changes in other working capital associated assets and liabilities of $12.6 million. Depreciation and amortization of $11.2 million was offset by a non-cash restructuring credit of $3.6 million on the DC-9-50 aircraft and the fair value adjustment on heating oil derivatives of $2.3 million associated with Hawaiian's fuel hedging program.

    Investing activities used $4.6 million of cash during the nine month period ended September 30, 2001. Hawaiian incurred $5.1 million in pre-delivery payments primarily toward the acquisition of the Boeing 717-200 aircraft and $12.4 million for capital expenditures in the nine month period ended
September 30, 2001. Proceeds of $12.9 million mainly resulted from a sale-leaseback transaction in January 2001 on two DC-10 aircraft.

    Financing activities used $8.1 million in cash during the nine month period ended September 30, 2001, primarily to pay $7.1 million in notes payable secured by the two DC-10 aircraft involved in the sale-leaseback transaction. Proceeds of $0.6 million were advanced from Kreditanstalt Fur

Wiederaufbau for pre-delivery payments for the Boeing 717-200 aircraft. Repayment of long-term debt and capital lease obligations primarily relating to DC-9 aircraft totaled $2.0 million.

    Cash flows from operating activities provided $63.3 million during the year ended December 31, 2000, and consisted primarily of a $24.6 million increase in air traffic liability from the year ended December 31, 1999. Other changes in operating assets and liabilities provided $12.2 million during the year ended December 31, 2000, consisting primarily of increases in accounts payable and accrued expenses. Depreciation and amortization totaled $16.3 million during the year ended December 31, 2000. Cash provided from operating income totaled
$8.7 million during the year ended December 31, 2000, (excluding the non-cash effects of the restructuring charges and loss on assets held for sale). Cash provided from nonoperating income provided $1.5 million during the year ended December 31, 2000.

    Investing activities used $52.9 million of cash during the year ended December 31, 2000. Hawaiian incurred $39.9 million during the year ended December 31, 2000 in pre-delivery payments, primarily toward the acquisition of the Boeing 717-200 aircraft, of which $22.0 million was advanced from a $22.5 million revolving term loan facility with Kreditanstalt Fur Wiederaufbau. Purchases of property and equipment, including aircraft improvements, continued investments in improved software, related hardware and ground equipment totaled $13.3 million during the year ended December 31, 2000.

    Financing activities used $9.0 million in cash during the year ended December 31, 2000, primarily consisting of $22.0 million of funds advanced from Kreditanstalt Fur Wiederaufbau for pre-delivery payments for the Boeing 717-200 aircraft offset by $19.2 million to repurchase 9,242,808 shares of Hawaiian common stock. Repayment of long-term debt and capital lease obligations primarily relating to aircraft totaled $12.7 million during the year ended December 31, 2000.

    In light of the events of September 11, 2001, it is impossible to predict subsequent events, whether additional catastrophic events, increased security requirements or government oversight, or merely the continuing effects of the events of September 11, 2001, all of which will affect Hawaiian and its vendors and suppliers. The airline industry traffic and operational efficiencies have been severely impacted by the events of September 11, 2001, and it is difficult to project the extent to which Hawaiian will follow the industry pattern. However, as a result of its cash position at September 30, 2001 and its ability to generate cash internally, Hawaiian expects to avoid near-term liquidity problems.

    CAPITAL RESOURCES

    Hawaiian maintains a credit facility with CIT Group/Business Credit, Inc. At September 30, 2001, aggregate loans and letters of credit under this credit facility were outstanding in the amounts of $6.9 million and $1.6 million, respectively. Principal repayments of approximately $4.5 million were made in the fourth quarter of 2001. The final maturity of this facility has been extended to February 28, 2002.

    On January 10, 2002, Hawaiian received a notice of acceleration from one of its lenders with respect to a loan in the amount of approximately $2.3 million. The lender claims that a default exists under the loan because of a late payment made by Hawaiian two days after the applicable cure period. The loan is secured by a DC-9 aircraft that has been retired from service. Hawaiian is exploring its options with respect to the alleged default. In addition to making the late payment of $70,000, Hawaiian has continued, and intends to continue, to make its monthly payments of $70,000 under the loan. The acceleration of the loan resulted in a cross default under Hawaiian's CIT Group/Business Credit Inc. credit facility. Hawaiian has notified CIT of the cross default and expects that this default will be waived. In addition, based on preliminary financial statements for the year ended December 31, 2001, Hawaiian would not be in compliance with a specified financial covenant in the CIT credit facility. Hawaiian is currently negotiating a waiver of this financial covenant, and expects to receive this waiver before the financial statements are finalized. However, there can be no assurance that these waivers will be obtained. Aggregate loans and letters of credit outstanding as of December 31, 2001 under the CIT credit facility were $2.5 million and $1.0 million, respectively. If Hawaiian does not resolve the alleged default or obtain the waivers from CIT, there could be an adverse effect on Hawaiian's liquidity.

    CAPITAL EXPENDITURES

    Hawaiian's most significant capital expenditures relate to its aircraft fleet. As part of the purchase agreement for the Boeing 717-200 aircraft, Hawaiian was required to fund through June 2001, in the aggregate, approximately $43 million in pre-delivery payments toward the acquisition of the aircraft. The entire amount was funded through a combination of internally generated funds and use of a revolving $22.5 million secured term loan facility with Kreditanstalt Fur Wiederaufbau, secured by Rolls-Royce Deutchland GmbH, the engine manufacturer for the Boeing 717-200. As of September 30, 2001, Hawaiian had made all of the required $43 million in progress payments.

    Hawaiian is using leveraged lease financing provided through Boeing affiliates to acquire the Boeing 717-200 aircraft. The 13 aircraft have been permanently financed upon delivery. The outstanding balance due to Kreditanstalt Fur Wiederaufbau under the revolving $22.5 million facility was paid with proceeds received from the permanent lease financing of each aircraft. The Kreditanstalt Fur Wiederaufbau facility was reduced to $5.3 million as of September 30, 2001 and was paid in full as of December 31, 2001, with the proceeds from the permanent lease financing of the aircraft.

    In addition to the commitments required for the acquisition of aircraft, Hawaiian's capital expenditures for the first nine months of 2001 included approximately $5.1 million related to the acquisition of aircraft parts and improvements to Hawaiian's aircraft. The remaining $7.3 million principally represents improvements in software and related hardware, facility improvements, and purchase of ground equipment and other assets. Capital expenditures for the year 2001 are anticipated to be approximately $16 million. These expenditures were funded through the use of available cash and cash equivalents, cash flow from operations and leasing arrangements.

STOCK AND WARRANT REPURCHASES

    In March 2000, Hawaiian announced that its board of directors had approved a stock repurchase program authorizing Hawaiian to buy up to five million shares of its common stock. In August 2000, the board of directors increased the authorization to 10 million shares. Including the effect of the repurchase of certain warrants, Hawaiian had repurchased, as of December 31, 2000, 9,242,808 shares of Hawaiian common stock for approximately $19.2 million, and as of September 30, 2001, 9,333,508 shares of Hawaiian common stock for approximately $19.3 million. No shares have been purchased by Hawaiian since September 30, 2001, and Hawaiian does not plan to purchase any additional shares prior to the completion of the merger or termination of the merger agreement.

DERIVATIVE FINANCIAL INSTRUMENTS

    Hawaiian utilizes heating oil forward contracts to manage market risks and hedge its financial exposure to fluctuations in its aircraft fuel costs. Hawaiian employs a strategy whereby heating oil contracts may be used to hedge up to 50% of Hawaiian's anticipated aircraft fuel needs. The contracts are either exchanged or traded with counterparties of high credit quality. Therefore, the risk of nonperformance by the counterparties is considered to be negligible.

    As of January 1, 2001, Hawaiian adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS
No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will be either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    Hawaiian is required to account for its fuel hedging program under SFAS
No. 133. For the nine month period ended September 30, 2001, realized net gains on liquidated contracts of $126,000 are included as a component of aircraft fuel cost. Based upon Hawaiian's derivative positions at September 30, 2001, unrealized losses of approximately $95,300 related to hedging instruments excluded from the assessment of hedge effectiveness, have been recorded as other non-operating expense for the nine-month period ended September 30, 2001. Realized and unrealized losses of $2.4 million have been recognized as other comprehensive losses on the condensed balance sheet as of September 30, 2001 related to hedging instruments included in the assessment of hedge effectiveness. Hawaiian expects to reclassify losses on derivative instruments from accumulated other comprehensive losses to operations during the next twelve months when the hedged fuel expenses are recognized. A realized net gain on liquidated contracts amounting to $11.7 million is included as a component of aircraft fuel cost for the year ended December 31, 2000.

DEFERRED TAX ASSETS

    As of September 30, 2001, Hawaiian had net deferred tax assets aggregating $3.3 million based on gross deferred tax assets of $46.6 million less a valuation allowance of $29.5 million and deferred tax liabilities of $13.8 million. As of December 31, 2000, Hawaiian had net deferred tax assets aggregating $15.7 million based on gross deferred tax assets of $56.4 million less a valuation allowance of $28.6 million and deferred tax liabilities of $12.1 million. Utilization of these deferred tax assets is predicated on Hawaiian being profitable in future years. Hawaiian will continually assess the adequacy of its financial performance in determination of its valuation allowance which, should there be an adjustment required, may result in an adverse effect on its income tax provision.

FREQUENT FLYER PROGRAM

    Hawaiian recognizes a liability in the period in which members have accumulated sufficient mileage points under its HawaiianMiles frequent flyer program to qualify for award redemption. The liability is adjusted based on net mileage earned and utilized for award redemption on a monthly basis. The incremental cost method is used, computed primarily on the basis of fuel and catering costs, exclusive of any overhead or profit margin. In estimating the amount of such incremental costs to be accrued in the liability for potential future HawaiianMiles free travel, a current average cost per award mile is determined. Incremental fuel expended per passenger is based on engineering formulas to determine the quantity used for the weight of each added passenger and baggage. Such incremental quantity of fuel is priced at current levels. Catering is based on average cost data per passenger for the most recent 12-month period.

    As of September 30, 2001, HawaiianMiles members had accumulated approximately 6.3 billion miles, representing liabilities totaling approximately $6.3 million. Hawaiian's accruals assume full redemption of mileage points. During the nine months ended September 30, 2001, approximately 1.7 billion award miles were redeemed.

                               BUSINESS OF ALOHA

OVERVIEW

    Aloha is the largest provider of interisland air transportation services throughout Hawaii. Aloha also provides air transportation between Hawaii and the mainland and scheduled and charter flights between Hawaii and several South Pacific islands.

    Aloha is also the largest carrier of air freight in Hawaii through its night freight operations and operates the largest contract ground servicing operation in Hawaii, providing passenger, ground handling, dispatch, maintenance and cargo services.

    Aloha was founded over 50 years ago, on July 26, 1946, as a charter carrier. Originally called Trans-Pacific Airlines, Aloha earned the nickname of "The Aloha Airline." Aloha was certified as a scheduled airline on June 6, 1949 and it adopted Aloha Airlines as its official name in 1958. Aloha's principal offices are located at Two Waterfront Plaza, Suite 500, 500 Ala Moana, Honolulu, Hawaii 96813. Aloha's website address is www.alohaairlines.com. Materials on the website are not incorporated into this joint proxy statement/prospectus.

FLIGHT OPERATIONS

    Aloha has a combined flight schedule of over 170 daily flights through its operating subsidiaries Aloha Airlines, Inc. and Aloha IslandAir, Inc. Aloha Airlines connects the five largest island airports with a fleet of Boeing 737-200 aircraft and conducts flights to the mainland United States with Boeing 737-700 aircraft. IslandAir flies to secondary airports serving smaller communities and resorts with de Havilland turboprop aircraft.

    INTERISLAND. Aloha Airlines and IslandAir make approximately 128 and 54 flights per day, respectively, between seven small community and resort destinations.

    SOUTH PACIFIC. Aloha Airlines operates scheduled and chartered flights from Honolulu to Kwajalein and Majuro in the Marshall Islands, Johnston Atoll, Christmas Island and Midway Island.

    MAINLAND (TRANSPACIFIC). Aloha Airlines operates non-stop service between Oakland and Honolulu and Kahalui (Maui). In February 2001, Aloha began service to Las Vegas from Oakland as an extension of its transpacific routes. In
April 2001, Aloha started providing four weekly non-stop flights between Oakland and Kona. In May 2001, Aloha began daily non-stop service between Orange County and Honolulu. In June 2001, Aloha initiated daily non-stop service between Orange County and Maui and began service between Las Vegas and Orange County.

    FREIGHT. Similar to passenger operations, much of Hawaii's airfreight is shipped into Honolulu from the mainland United States in long-haul aircraft operated by parcel services and freight forwarders such as United Parcel Service. From Honolulu, Aloha's night freight operation provides the last short link to deliver cargo destined for the neighbor islands. Aloha conducts a nighttime and day freighter operation utilizing six Boeing 737-200QC aircraft. The Boeing 737-200QC possesses "quick change" capability, allowing the quick removal of all passenger seats to accommodate up to eight pallets of cargo. The United States Postal Service is a primary customer of Aloha's cargo operation. Contracts with the federal government for the transportation of mail are awarded bi-annually on the basis of competitive bidding on a route-by-route basis. Aloha currently holds most of the postal air contracts in Hawaii.

AIRCRAFT

    As of December 31, 2001, Aloha Airlines' operating fleet consisted of 18 Boeing 737-200 and Boeing 737-200QC aircraft, of which one is owned and 17 are leased, and five Boeing 737-700 aircraft, all of which are leased. IslandAir's operating fleet consists of four leased de Havilland Dash 8 aircraft.

    To serve the interisland and south pacific markets, Aloha relies on narrow-bodied jets (737-200) and turboprop aircraft (Dash 8). These smaller, short-haul aircraft are better suited economically to interisland flights than the large, wide-bodied jets flown by the mainland carriers. Additionally, by operating one basic jet aircraft type, the Boeing 737, Aloha is able to realize operating efficiencies. This simplifies training of mechanics and flight crews and facilitates common utilization of ground equipment, tools and spare parts throughout the fleet.

    Mainland operations are served using new 737-700 aircraft. These aircraft are certified as "180 minutes ETOPS" by the FAA, giving them the ability to fly non-stop from Hawaii to destinations as far away as Anchorage or Salt Lake City.

    Aloha's 737-200 and 737-200QC aircraft are not required to meet the Stage III noise abatement requirements due to an exemption granted by Congress. Aloha benefits from the fact that its older Stage II aircraft are less costly to acquire than Stage III aircraft. See "Industry Overview--Environmental Regulation."

INTERISLAND FARES AND DISTRIBUTION CHANNELS

    Aloha's fare structure is different from most air carriers. Interisland fares are generally the same for all routes and are not directly based on distance flown. Aloha Airlines and IslandAir have similar fare structures, except that IslandAir's fares are somewhat higher because of the higher unit costs involved with operating smaller turboprop equipment. Aloha has three basic categories of fares: published retail fares; "coupons"; and contracted wholesaler fares.

    Published retail fares include full price fares as well as the more popular promotional discount fares, which are priced between $52.75 and $87.00 for a one-way ticket. These fares include discount rates for certain off peak flights and Hawaii resident rates but do not include the federal security surcharge of $2.50 per segment that has been assessed since February 1, 2002. The number of tickets sold at published retail rates in the nine months ended September 30, 2001 accounted for approximately 9.9% of Aloha's passengers and approximately 15.3% of its passenger revenue.

    Aloha sells books of five and six one-way flight coupons that are normally valid for unrestricted travel for one year. Recent coupon rates have been comparable to discounted fare rates. Further, coupons have lower distribution costs because coupons are normally purchased directly from Aloha, thus avoiding travel agency commissions. During the nine months ended September 30, 2001, passengers using coupons for travel comprised approximately 10.1% of Aloha's passengers and approximately 12.5% of its passenger revenue.

    The majority of Aloha's passengers fly with contracted wholesaler fares. Aloha offers varying rates to wholesale tour operators, with lower prices to those tour operators who book more passengers. The number of passengers ranges from several thousand to more than 100,000 annually. Generally, wholesaler fares have lower margins than coupons. During the nine months ended September 30, 2001, passengers traveling on wholesale fares comprised approximately 54.3% of Aloha's passengers and approximately 52.7% of its passenger revenue.

    In addition to wholesaler fares, Aloha has a number of other negotiated rates, including fares negotiated with other airlines for division of revenue from joint tickets, special rates with other airlines applicable to passengers whose flight was interrupted, private corporate fares, rates for carrying frequent flier redemption and special group rates. This category accounts for the majority of the remaining passengers and revenue not included in the retail, coupon or wholesale categories.

    Over time, Aloha expects direct sales and Internet sales to decrease the number of tickets sold through the less profitable wholesale and agency channels. In late 2000, Aloha launched its Aloha Executive Plus direct sales program, which targets corporate accounts currently served by interisland wholesalers. Aloha has signed up approximately 450 businesses for the program, at an average ticket price of $58.00, including taxes, which is well above prevailing wholesale prices. These direct sales customers comprise mostly small and medium-sized local businesses, but also include large Hawaii companies.

FREQUENT FLYER PROGRAM

    Aloha operates a frequent flyer program known as "AlohaPass", whose participants include Aloha Airlines, IslandAir and certain business partners. AlohaPass awards are based upon miles traveled. In addition to earning miles by flying on Aloha Airlines and IslandAir, miles may also be earned through ongoing programs or special promotions developed with more than 20 business partners. AlohaPass partners include a credit card issuer, a supermarket chain, a long-distance phone service provider and other travel-related businesses. Accrued miles may be redeemed for flights and upgrades on Aloha's aircraft or on other participating airlines, or for services from participating hotels, car rental companies and other businesses. During the nine months ended
September 30, 2001, AlohaPass award travel on Aloha's aircraft amounted to less than 2.6% of Aloha's total revenue passenger traffic. While AlohaPass has no capacity or "blackout" restrictions on the redemption of travel awards, Aloha has reserved the right to impose such restrictions in the future.

CODE SHARING

    Since April 1993, Aloha has operated in cooperation with United Airlines under its UA Marketing Agreement. The UA Marketing Agreement establishes a code sharing arrangement whereby United passengers can book passage through computer reservations systems on Aloha flights dual-designated as United flights. Accordingly, approximately 83 of Aloha's daily interisland flights are specifically timed to connect with the arrival and departure of United's overseas flights at Honolulu and are assigned a United flight number. All computer reservations systems are programmed to interpret these connections as one United flight to another, resulting in the highest priority display to a reservations agent of that service versus competitive services. As an added convenience to passengers, passengers and their baggage are through-checked over the services of both carriers in a single transaction.

    United provides marketing and other support to Aloha, including participation in United's Mileage Plus frequent flyer program. Aloha believes that the UA Marketing Agreement has resulted in a substantial increase in Aloha's traffic and marketing visibility outside Hawaii. United currently transports more passengers between Hawaii and the U.S. mainland than any other carrier, and also transports a significant number of passengers between Hawaii and Asia.

    United has the option to terminate the UA Marketing Agreement upon the completion of the merger.

GROUND SERVICES

    Aloha operates the largest contract ground servicing operation in Hawaii, which offers other airlines services such as passenger check-in, aircraft maintenance, cargo handling, ramp service, and aircraft dispatch. Aloha provides ground services for over 20 companies, including Air Canada, Air New Zealand, American Trans Air, Delta Air Lines, Japan Air Lines, Korean Airlines, Philippine Airlines and United Airlines.

GROUND FACILITIES

    Aloha's administrative headquarters are located in downtown Honolulu and its principal terminal facilities, cargo facilities, hangar and maintenance facilities are located at the Honolulu International Airport. The facilities at Honolulu International Airport, except for the terminal facilities, are leased on a month-to-month basis. Aloha also occupies facilities in the terminal buildings at the airports in Hilo and Kona on the Island of Hawaii, in Kahului and Kapalua on the Island of Maui, in Lanai City on the Island of Lanai, in Hoolehua on the Island of Molokai, and Lihue on the Island of Kauai. All of Aloha's terminal facilities, including gates and holding rooms, are considered by the Hawaii State Department of Airports to be common areas, and thus are not exclusively controlled by Aloha. Aloha leases five ticket offices in Hawaii: two located in Honolulu, one in Pearlridge, one in Kaneohe, and one in Hilo. The leases for these offices expire on various dates from January 31, 2002 to September 30, 2003. Aloha also leases sales offices in San Francisco and Tokyo and Osaka, Japan. The aggregate annual rent for all facilities in the nine months ended September 30, 2001 was approximately $4.2 million.

MAINTENANCE

    Because of its relatively remote location from other overhaul facilities, Aloha has developed maintenance capabilities that exceed those of most airlines its size. Aloha has a maintenance facility in Honolulu that handles virtually all types of airframe maintenance, including structural overhauls. Most avionics work is done at Aloha's avionics and instrument shop. Although jet engines are sent to an outside contractor for major overhaul, Aloha's engine mechanics routinely disassemble and reassemble engine modules and perform repairs. These capabilities greatly reduce Aloha's dependence on outside vendors and reduce the number of occasions on which aircraft and engines are transported to locations outside Hawaii for work. However, Aloha's maintenance requirements do exceed the capacity of its maintenance facilities from time to time, and Aloha's aircraft are sent to other locations outside Hawaii for such services.

    Aloha's aircraft operate in a very demanding environment. Frequent maintenance is required to accommodate the high number of aircraft take-off and landing cycles caused by the short-haul, high frequency nature of its operations and also to accommodate the difficult environmental conditions caused by the sea air. As a result, Aloha has developed a maintenance program that meets or exceeds the recommendations of Boeing. Aloha's maintenance program was developed from the Boeing 737 Maintenance Planning Document and The Boeing Corrosion Prevention and Control Manual. The Boeing Maintenance Planning Document suggests a complete structural inspection of the aircraft every 20,000 flight hours.

    Both the FAA and the manufacturer allow for maintenance programs to include sampling, meaning that an individual structural inspection task may be inspected on as few as one-fourth of the airline's fleet. Reflecting its operating environment, Aloha has a 100% inspection program rather than a sampling program and has reduced the interval between structural inspections to 12,000 flight hours from the recommended 20,000 flight hours. In order to optimize inspection and maintenance conditions, inspections are conducted during daylight hours and scheduled maintenance for each aircraft is accomplished during a down period of approximately two weeks in Aloha's aircraft maintenance facility.

    Maintenance checks are performed at specified intervals dictated by flight hours, flight cycles or calendar days. Aloha's maintenance program is aided by the fact that every aircraft other than its 737-700s is at the major maintenance base every night. Aloha's inspection program includes state of the art non-destructive testing technology that allows mechanics to view ultrasonic and electronic images of the aircraft's structure. This technology can reveal flaws previously undetectable using less sophisticated visual techniques. Aircraft engines are subject to continuous or, condition-monitoring, programs designed to detect and remedy potential problems before they occur. Certain aircraft and engine parts have a limited useful life based on either flight time or flight cycle. These items are replaced or overhauled prior to the expiration of their limited useful life.

EMPLOYEES

    As of December 31, 2001, Aloha Airlines had 2,899 employees. Approximately 24.6% of these employees are considered on-call and support Aloha's contract service operations. As of December 31, 2001, approximately 89.3% of Aloha Airlines' employees were represented by labor unions.

    Aloha Airlines has the following union contracts: the International Association of Machinists and Aerospace Workers contract is amendable as of January 1, 2003; the Association of Flight Attendants contract is amendable as of August 31, 2003; the Air Line Pilots Association, International contract is amendable as of June 30, 2002; and the Transport Workers Union contract is amendable as of December 31, 2002.

    As of December 31, 2001, IslandAir had 226 employees. IslandAir has the following union contracts: the Air Line Pilots Association, International and Transport Workers Union contracts become amendable on November 30, 2003 and September 30, 2003, respectively; the International Association of Machinists and Aerospace Workers agreement became amendable on May 31, 1997, however the union has not exhibited any desire to commence negotiations; and the Teamsters were voted in by the customer service agents/flight attendants in September 1998, while mechanics, fuelers and supply clerks voted them in March 2000. IslandAir and the Teamsters continue to actively negotiate their first agreement. There are currently no threats of a work stoppage by the International Association of Machinists and Aerospace Workers or the Teamsters.

    Aloha has never suffered a work stoppage and considers its relations with its employees to be good. According to industry surveys, Aloha's union wage scales are generally considered to be average within the industry. Aloha has structured its bargaining agreements with staggered amendable dates to allow sufficient time to negotiate future contracts independently.

LEGAL PROCEEDINGS

    Aloha is involved in the litigation of a discrimination in hiring claim against IslandAir: ALOHA ISLANDAIR v. HCRC AND BRUCE PIED. On November 16, 2000, Mr. Pied was awarded approximately $1.4 million in damages by the Hawaii Civil Rights commission (HCRC). On August 9, 2001, the Circuit Court of the State of Hawaii reversed the damages award made by the HCRC. On September 20, 2001, the HCRC and Mr. Pied filed a notice of appeal with the Hawaii Supreme Court and, on October 3, 2001, IslandAir filed a cross-appeal. Opening briefs were filed on January 28, 2002 and subsequent briefing will be in accordance with the time schedule set by the court rules. Although Aloha will continue to contest this claim, the outcome of the appeal cannot be determined at this time. Aloha is not covered by insurance with respect to this claim.

    There are various other claims and lawsuits pending against Aloha involving complaints that are normal and reasonably foreseeable in light of the nature of its business. The majority of these suits are covered by insurance. Aloha believes that the resolution of these other claims and lawsuits will not have a material adverse effect on its business, operating results or financial position.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALOHA

    This discussion analyzes Aloha's operations for the nine-month periods ended September 30, 2001 and September 30, 2000, and the fiscal years ended 2000, 1999 and 1998. The following information should be read together with the audited and unaudited consolidated financial statements and the related notes of Aloha included in this joint proxy statement/prospectus.

    For the periods indicated, the following table presents a breakdown of the components of operating revenue and expenses as well as the percentage relationship that these items bear to the total operating revenue and the percentage increase (decrease) in the dollar amounts of such items.

                                                                                                 PERIOD TO PERIOD PERCENTAGE
                                           PERCENTAGE OF TOTAL OPERATING REVENUE                           CHANGE
                                  -------------------------------------------------------   -------------------------------------
                                                                        NINE MONTHS
                                            YEAR ENDED                     ENDED                                    NINE MONTHS
                                           DECEMBER 31,                SEPTEMBER 30,          1999       2000          ENDED
                                  ------------------------------   ----------------------     VS.        VS.      SEPT. 30, 2001
                                    1998       1999       2000       2000          2001       1998       1999        VS. 2000
                                  --------   --------   --------   --------      --------   --------   --------   ---------------
OPERATING REVENUE:
  Passenger.....................    82.6       81.5       82.5       83.0          82.3       (0.5)      22.7             9.9
  Freight.......................    11.3       11.6       11.3       10.7          11.2        3.7       18.3            16.7
  Contract services.............     3.9        4.2        4.4        4.5           4.2        8.4       28.7             3.5
  Incidental....................     2.2        2.7        1.8        1.8           2.3       21.8      (17.9)           41.1
                                   -----      -----      -----      -----         -----
  Total operating revenue.......   100.0%     100.0%     100.0%     100.0%        100.0%       0.8       21.4            10.9
                                   =====      =====      =====      =====         =====

OPERATING EXPENSES:
  Employee wages and benefits...    43.4       43.3       40.2       40.1          39.7        0.4       12.6             9.8
  Aviation fuel.................     9.6       10.6       15.4       14.5          14.2       12.1       76.2             8.0
  Rentals and landing fees......    14.0       16.5       16.7       16.8          17.1       18.7       22.9            13.3
  Maintenance and overhaul......    10.2       10.5        8.8        8.3           9.7        3.8        1.4            29.8
  Depreciation and
    amortization................     2.7        3.0        3.1        3.0           3.2       12.9       26.1            17.8
  Commissions...................     1.7        1.6        1.5        1.6           1.8       (2.1)      12.2            29.5
  Special credit (Stabilization
    Act)........................      --         --         --         --          (1.9)        --         --          (100.0)
  Other.........................    14.8       14.8       16.1       16.4          18.2        0.4       32.1            22.6
                                   -----      -----      -----      -----         -----
  Total operating expenses......    96.4%     100.3%     101.8%     100.7%        102.0%       4.9%      23.1%           12.3%
                                   =====      =====      =====      =====         =====

EXTRAORDINARY EVENTS

    The environment in which Aloha operates and on which it is dependent has been significantly affected by the events of September 11, 2001. Effective September 24, 2001, Aloha reduced its interisland capacity as measured by available seat miles by approximately 25% in response to reduced travel demand. The tourism industry, the largest source of revenue and the largest driver of the economy of the State of Hawaii, has been and continues to be adversely affected. Due to the lack of predictability of future traffic, business mix and yields, Aloha is unable to fully estimate the impact of the events of September 11, 2001. For additional information related to these events, see "Industry Overview--Extraordinary Events," "Selected Financial Data--Recent Developments of Aloha" and the notes to Aloha's consolidated financial statements included in this joint proxy statement/prospectus.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 2000

    For the nine months ended September 30, 2001, Aloha incurred operating and net losses of $5.2 million and $5.6 million, respectively, compared to $1.7 million and $3.6 million, respectively, for the nine months ended September 30, 2000. Excluding the special credit of $5.0 million resulting from federal financial assistance received under the Stabilization Act, Aloha would have reported operating and net losses of $10.2 million and $8.8 million, respectively, for the nine months ended September 30,

2001. Increases in operating revenue and expenses were primarily due to the commencement of scheduled service to Las Vegas, Nevada and Orange County, California. While total operating revenue increased by $25.7 million or 10.9%, primarily as a result of increased passenger revenue, operating expenses also increased by $29.2 million or 12.3%. In response to Aloha's increased flight operations, available seat mile growth of 26.2% and investments in infrastructure to support Aloha's growth strategies, operational cost increases were incurred in wages and benefits, aircraft fuel, rental and landing fees and other expense categories.

    OPERATING REVENUE

    Operating revenue for the nine months ended September 30, 2001 totaled $261.8 million compared to $236.1 million for the nine months ended September 30, 2000, an increase of $25.7 million, or 10.9%.

    Passenger revenue for the nine months ended September 30, 2001 totaled $215.4 million, an increase of $19.4 million or 9.9% compared to the nine months ended September 30, 2000. Passenger revenue increased primarily due to the inclusion of a full nine months of revenue in 2001 from service to Oakland and the commencement of scheduled service to Las Vegas, Nevada in February 2001 and to Orange County, California in May 2001. Efforts to improve fare and passenger mix and the imposition and maintenance of fuel surcharges also contributed to the increase. Interisland passenger revenue decreased due to a decrease in passengers, partly offset by an increase in average yield per interisland ticket. South pacific passenger revenue increased primarily due to the addition of a second weekly flight to the Marshall Islands in April 2001 that was partially offset by a decrease in average passenger yield. IslandAir passenger revenue for the nine months ended September 30, 2001 decreased due to a decrease in the number of passengers, partially offset by an increase in the average passenger yield.

    Freight revenue for the nine months ended September 30, 2001 totaled
$29.4 million, increasing 16.7% from $25.2 million for the nine months ended September 30, 2000. This improvement was primarily driven by an increase in revenue from the interisland quick-change overnight service and the start up of day freighter service in September 2000. For the nine months ended
September 30, 2001, total freight carried interisland increased 3.1% to
104.9 million pounds and yield increased 13.4% over the nine months ended September 30, 2000. In the nine months ended September 30, 2001, revenue from the United States Postal Service accounted for approximately 18% of Aloha's cargo-related revenue. Freight provided by United Parcel Service, Federal Express, Lynden Air Freight, Commodity Forwarders and MV Enterprises comprised approximately 25% of Aloha's cargo revenue in the nine months ended
September 30, 2001.

    Contract services revenue for the nine months ended September 30, 2001 increased 3.5% to $11.0 million from $10.7 million for the nine months ended September 30, 2000.

    OPERATING EXPENSES

    Operating expenses for the nine months ended September 30, 2001 totaled $266.9 million, an increase of $29.1 million or 12.3% from total operating expenses of $237.8 million for the nine months ended September 30, 2000.

    Employee wages and benefits for the nine months ended September 30, 2001 totaled $104.0 million, increasing 9.8% from $94.8 million for the nine months ended September 30, 2000. The increase is primarily attributable to a 2% increase in wages based upon negotiated contracts and the additional labor requirements for the new scheduled service to the mainland.

    Fuel costs for the nine months ended September 30, 2001 totaled
$37.1 million, increasing $2.8 million or 8.0% from $34.4 million for the nine months ended September 30, 2000. The increase was primarily due to the increase in consumption due to the expanded mainland service. Aloha's average fuel price per gallon for the nine months ended September 30, 2001 and for the nine months ended September 30, 2000 was approximately 87 CENTS.

    Rental and landing fees for the nine months ended September 30, 2001 increased by $5.3 million or 13.3% to $44.9 million from $39.6 million for the nine months ended September 30, 2000. The increase in rental expense is attributable to a full nine months of rent for two Boeing 737-700 aircraft and the addition of three new Boeing 737-700 aircraft acquired in April and May of 2001. Landing fees also increased as a result of Aloha's expansion of service to the mainland.

    Aircraft maintenance and overhaul costs for the nine months ended
September 30, 2001 increased by $5.8 million or 29.8% to $25.4 million from $19.5 million for the nine months ended September 30, 2000. The increase is due to a $3.0 million increase in 737-200 maintenance and a $1.2 million increase in 737-700 maintenance that consists primarily of accrued engine overhaul reserves. Additionally, IslandAir's maintenance costs increased $1.6 million primarily due to work required under aircraft lease return provisions.

    Depreciation and amortization expense for the nine months ended
September 30, 2001 increased $1.3 million to $8.3 million. The increase is primarily due to $3.7 million in capital expenditures for the nine months ended September 30, 2001 and a full nine months of depreciation on capital expenditures for the nine months ended September 30, 2000. The capital expenditures consisted primarily of additions to flight equipment and improvements in support of Aloha's interisland fleet.

    Commission expense for the nine months ended September 30, 2001 increased 29.5% to $4.8 million. The increase is primarily due to an increase in commissionable sales related to the new flights to the mainland.

    For the nine months ended September 30, 2001, Aloha recognized $5.0 million of the proceeds from the federal government under the Stabilization Act as a special credit to operating expenses for Aloha's estimated lost revenue and direct charges relating to the September 11th attacks.

    Other expenses for the nine months ended September 30, 2001 increased
$8.7 million or 22.6% to $47.5 million from $38.8 million for the same period in 2000. Other expenses include services purchased, supplies, insurance and advertising and promotion, all of which increased primarily as a result of new mainland flights.

    The estimated combined effective federal and state tax rate for the nine months ended September 30, 2001 was 36.0% compared to 40.5% for the nine months ended September 30, 2000. The tax provision for the nine months ended
September 30, 2001 was a tax credit of $3.2 million compared to a tax credit of $1.9 million for the nine months ended September 30, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

    For the year ended December 31, 2000, Aloha incurred an operating loss of $5.6 million compared to an operating loss of $747,000 for the year ended December 31, 1999. Net loss before cumulative effect of change in accounting principle, net of taxes was $5.8 million and net loss was $6.7 million. Increases in operating revenue and expenses were primarily due to the commencement of scheduled service to the Oakland, California and the introduction of the 737-700 aircraft. While Aloha's total operating revenue increased by $55.5 million or 21.3%, primarily as a result of increased passenger revenue, Aloha's operating expenses also increased by $60.3 million or 23.1%, of which $21.1 million related to year over year increases in fuel expense. In response to Aloha's increased flight operations, available seat mile growth of 34.8% and investments in infrastructure to support its growth strategies, operational cost increases were incurred in wages and benefits, aviation fuel, rental and landing fees and other expense categories.

    OPERATING REVENUE

    Operating revenue in 2000 totaled $315.5 million compared to $260.0 million in 1999, an increase of $55.5 million or 21.3%.

    The commencement of scheduled service to Oakland, California in February 2000, efforts to improve fare and passenger mix and the imposition and maintenance of fuel surcharges resulted in increased passenger revenue in 2000 of $48.1 million or 22.7% above passenger revenue in 1999. Interisland passenger revenue increased 8.8% in 2000, primarily due to an increase in visitor arrivals to the Hawaiian Islands in 2000 setting a new high for visitor traffic to the islands. Additionally, average yield per interisland ticket increased 9.8% to $41.73 in 2000 from $38.00 in 1999. This increase was primarily due to a fuel surcharge added to ticket prices in 2000. The commencement of scheduled service from Honolulu to Johnston Atoll, Kwajalein and Majuro in the Marshall Islands in September 1999 helped increase south pacific passenger revenues. IslandAir passenger revenue in 2000 totaled $18.5 million. This was a 3.6% decrease from $19.2 million in 1999. This decline in revenue was a result of a decrease in the number of revenue passengers. IslandAir carried 390,219 revenue passengers in 2000, down from 430,607 passengers in 1999. The revenue decline was partially offset by an increase in the average yield to $47.78 in 2000 from $44.47 in 1999.

    Freight revenue in 2000 totaled $35.6 million, increasing 18.3% from $30.1 million in 1999. This improvement was primarily driven by an increase in revenue from the interisland quick change overnight service and the commencement of day freighter service in September 2000. The quick change freighter service in 2000 accounted for $26.9 million in revenue, an increase of 20.1% from $22.4 million in 1999. Total freight carried interisland in 2000 increased 7.1% to 140.2 million pounds and yield increased 10.1% over 1999.

    Contract service revenue in 2000 increased 28.7% to $14.0 million from $10.8 million in 1999. This improvement was primarily due to the acquisition of substantially all of Signature Flight Support's Honolulu customers when they exited the Hawaii market in November 1999.

    Pacific charter revenue was $2.7 million of incidental revenue in 2000, compared to $4.3 million in 1999. The decrease was due to the start up of scheduled Pacific service in September 1999.

    OPERATING EXPENSES

    Operating expenses in 2000 totaled $321.1 million, an increase of $60.3 million or 23.1% from total operating expenses of $260.8 million in 1999.

    Employee wages and benefits in 2000 totaled $126.7 million, increasing 12.6% from $112.5 million in 1999. This increase was primarily attributable to a 2% increase in wages based upon negotiated contracts and the additional labor requirements for the new scheduled service into the Pacific and mainland. Slightly offsetting these increases was a decrease in the net periodic pension cost of $1.7 million.

    Fuel costs in 2000 rose significantly to $48.7 million from $27.6 million in 1999. This 76.2% increase was largely attributable to increased fuel prices during 2000. Aloha's average fuel price per gallon increased throughout 2000, exceeding $1.00 per gallon during the last four months of the year. Aloha's average price per gallon in 2000 was 93 CENTS, approximately 63% higher than the 57 CENTS average for 1999. In addition, the launch of scheduled service into the Pacific and mainland contributed $5.9 million to the increase in fuel cost.

    Rental and landing fees in 2000 rose to $52.8 million from $43.0 million in 1999. This increase can be attributed to the rent associated with two new Boeing 737-700 aircraft and used for the expansion of service to the mainland and the end to a moratorium on landing fees in Hawaii airports. Rental and landing fees attributable to the mainland expansion amounted to $6.9 million while interisland landing fees increased $3.2 million over 1999.

    Aircraft maintenance and overhaul costs in 2000 narrowly increased to $27.7 million from $27.3 million in 1999. Maintenance and overhaul expenses in 2000 include $1.1 million attributable to the new Boeing 737-700 aircraft used in the mainland operation and consist primarily of accrued engine overhaul reserves. This increase was partially offset by a reduction in the maintenance expenses of the aircraft used in interisland operations.

    Depreciation and amortization expense in 2000 increased $2.0 million to $9.7 million. The increase was primarily due to $10.8 million in capital expenditures in 2000. The capital expenditures consisted primarily of additions to flight equipment and improvements in support of Aloha's interisland fleet. Included in the increase is $680,000 due to a full year of depreciation on a Boeing 737-200 aircraft acquired in May 1999. An additional $383,000 was attributable to a $7.4 million increase in flight equipment acquired under capital leases during 2000 in support Aloha's mainland operations.

    Sales commissions in 2000 increased $500,000 or 12.2% to $4.8 million from $4.3 million in 1999. The increase was due to an increase in commissionable sales as a result of the start-up of Aloha's scheduled service to the mainland.

    Other expenses in 2000 increased $12.3 million or 32.1% to $50.7 million from $38.4 million in 1999. Other expenses include services purchased, supplies, insurance and advertising and promotion, all of which remained constant or increased, primarily as a result of increased mainland and south pacific flights.

    The estimated combined effective federal and state tax rate in 2000 was 38.8% compared to 32.7% for 1999. The tax provision for 2000 was a tax credit of $3.7 million compared to a tax credit of $703,000 in 1999.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

    Aloha operates a frequent flyer program and records an estimated liability for the incremental cost associated with providing travel awards. Aloha also sells mileage credits to participating partners such as hotels, car rental agencies and credit card companies. Effective January 1, 2000, Aloha changed the method used to account for the sale of these mileage credits. In accordance with the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," Aloha defers the sales proceeds from the sale of the credits and recognizes the revenue over the estimated period that the award travel is provided. Previously, the sales revenue and estimated cost of providing the travel award was recorded in the period in which the credits were sold.

    The impact of the change in accounting, as of January 1, 2000, amounted to $856,000, net of income taxes of $570,000 and was reflected as a cumulative effect of change in accounting principle in the accompanying statements of operations. The impact of the change for the year ended December 31, 2000 was to increase the net loss by $366,000 ($0.06 per share), net of income taxes of $244,000. It was not practical to determine the impact of the change for 1998 and 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    For the year ended December 31, 1999, Aloha incurred operating and net losses of $700,000 and $1.4 million, respectively, as compared to operating and net income of $9.3 million and $4.5 million, respectively, for the year ended December 31, 1998. Total operating revenue increased by $2.1 million or 0.8%, as a result of increased freight, contract services and incidental revenue. Operating expenses increased by $12.2 million or 4.9%, primarily due to increases in aviation fuel and rental and landing fees expense.

    OPERATING REVENUE

    Operating revenue totaled $260.0 million in 1999 compared to $257.9 million in 1998, an increase of $2.1 million or 0.8%.

    In September 1999, Aloha commenced once-a-week scheduled service from Hawaii to the islands of Majuro and Kwajalein in the Republic of the Marshall Islands and Johnston atoll, supplementing Aloha's existing charter services. Interisland passenger revenue totaled $192.1 million in 1999, decreasing 1.0% from $194.0 million in 1998. The decrease was primarily due to a 1.3% decrease in passengers carried because of an increase in the number of direct flights to the neighbor islands by major airlines. IslandAir passenger revenue in 1999 totaled $19.1 million, the same as in 1998. IslandAir carried 430,607 revenue passengers in 1999, down from 473,254 passengers in 1998. The revenue passenger decline was offset by an increase in average yield to $44.47 in 1999 from $40.45 in 1998.

    Freight revenue in 1999 totaled $30.1 million, increasing 3.7% from $29.0 million in 1998. This improvement was due primarily to an increase in total freight pound carried in 1999 by Aloha's interisland night time QC freighter operation. The QC freighter service in 1999 accounted for $23.0 million in revenue, an increase of 5.5% from $21.8 million in 1998. Total freight carried interisland increased 4.7% to 130.4 million pounds. Yield decreased 0.8% from 1998.

    Contract service revenue in 1999 increased 8.4% to $10.8 million from $10.0 million in 1998. The improvement was primarily due to increased flight activity by customers serviced.

    OPERATING EXPENSES

    Operating expenses in 1999 totaled $260.8 million, an increase of $12.2 million or 4.9% from total operating expenses of $248.6 million in 1998.

    Employee wages and benefits in 1999 totaled $112.5 million, increasing 0.4% from $112.0 million in 1998. The increase was primarily attributable to an approximate 2% increase in wages based upon negotiated contracts offset by a decrease in the net periodic pension costs of $800,000.

    Fuel costs in 1999 increased 12.1% to $27.6 million from $24.7 million in 1998. This increase was largely attributable to increase in fuel prices during 1999. Aloha's average fuel price per gallon in 1999 was 57 CENTS compared to 51 CENTS in 1998.

    Rentals and landing fees in 1999 increased by $6.8 million to $43.0 million from $36.2 million in 1998. Aircraft rent increased $2.9 million, net, due to the addition of two Boeing 737-200 aircraft and a full year of rent on three Boeing 737-200 and two de Havilland Dash 8 aircraft acquired during 1998, offset by the termination of one Boeing 737-200 lease in 1999. Also contributing to the increase in aircraft rent was a $2.0 million settlement with the State of Hawaii, Department of Taxation, for general excise tax on lease rents paid by Aloha to the aircraft lessor. Aloha agreed to pay the Hawaii Department of Taxation a total of $2.0 million in 26 quarterly installments of $75,000 and a final payment of $50,000 plus interest at 8% per annum with the first payment due March 31, 2000. Aloha recognized the $2.0 million settlement cost for the year ended December 31, 1999. Additionally, Aloha agreed to pay the Hawaii Department of Taxation 10% of annual net income in excess of $5.0 million in each of the years ending December 31, 2000 through 2006, provided that the amount of the annual payment shall not exceed $500,000. Lastly, landing fees increased $2.0 million due to the end of a two-year moratorium on landing fees at airports of the State of Hawaii that expired on September 1, 1999.

    Aircraft maintenance and overhaul costs in 1999 increased by $1.0 million or 3.8% to $27.3 million from $26.3 million in 1998. The increase was primarily attributable to the increase in fleet size.

    Depreciation and amortization expense in 1999 increased $900,000 or 12.9% to $7.7 million from $6.8 million in 1998. The increase was primarily due to $2.5 million in capital expenditures in 1999. Included in the increase is $340,000 attributable to the acquisition of a Boeing 737-200 aircraft in May 1999.

    Other expenses, including services purchased, supplies, insurance and advertising and promotion remained flat in 1999 compared to 1998.

    The estimated combined effective federal and state tax rate in 1999 was 32.7% compared to 38.6% for 1998. The tax provision for 1999 was a tax credit of $703,000 compared to a tax provision of $2.8 million in 1998.

DEFERRED TAX ASSETS

    As of September 30, 2001, Aloha had net deferred tax liabilities aggregating $4.5 million based on gross deferred tax assets of $22.1 million and deferred tax liabilities of $26.6 million. As of December 31, 2000, Aloha had net deferred tax liabilities aggregating $4.0 million based on gross deferred tax assets of $22.3 million and deferred tax liabilities of $26.3 million. To the extent necessary, Aloha establishes valuation allowances to reduce deferred tax assets to the amount Aloha expects to realize. Aloha has determined that future reversals of existing taxable temporary differences (deferred tax liabilities) will allow for realization of deferred tax assets, and so Aloha did not establish a valuation allowance in determining the tax provision for the nine months ended September 30, 2001 or the year ended December 31, 2000. Any adjustment to the valuation allowance in the future may result in an adverse effect on Aloha's income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY

    Aloha's cash and cash equivalents totaled $23.3 million at September 30, 2001 compared to $8 million at December 31, 2000.

    Cash flows from operating activities provided $18.6 million during the nine month period ended September 30, 2001. Net losses of $5.6 million and amortization of prepaid pension costs of $2.5 million were offset by depreciation and amortization of $8.3 million, deferred income taxes of $500,000 and provisions for airworthiness of $10.3 million.

    Investing activities used $6.9 million of cash during the nine month period ended September 30, 2001, which included $3.7 million for capital expenditures and $3.1 million for airworthiness charges.

    Financing activities provided $3.7 million in cash during the nine month period ended September 30, 2001. Cash provided by financing activities included $1.3 million of additional net borrowings under a revolving credit facility and $5.0 million from the issuance of Series C preferred stock, which was offset by repayment of long-term debt and capital lease obligations totaling
$1.4 million.

    Aloha's cash and cash equivalents totaled $8.0 million at December 31, 2000 compared to $2.3 million at December 31, 1999.

    Cash flows from operating activities provided $17.4 million during the year ended December 31, 2000. Net losses of $6.7 million, amortization of prepaid pension costs of $6.6 million and deferred taxes of $1.8 million were offset by depreciation and amortization of $9.7 million, provisions for airworthiness of $11.6 million and a $13.1 million increase in working capital other than cash, deferred taxes and current debt. Increases in working capital other than cash, deferred taxes and current debt consisted primarily of a $14.8 million increase in unearned transportation revenue.

    Investing activities used $27.0 million of cash during the year ended December 31, 2001, which included $10.8 million for capital expenditures and $14.6 million for prepaid maintenance and airworthiness charges.

    Financing activities provided $15.3 million in cash during the year ended December 31, 2000. Cash provided by financing activities included $7.8 million of additional net borrowings under a revolving credit facility and $10.0 million from the issuance of Series C preferred stock, which was offset by repayment of long-term debt and capital lease obligations totaling
$2.5 million.

    CAPITAL RESOURCES

    At September 30, 2001, as shown in the table below, total debt including capital leases totaled $41.5 million, an increase of $3.3 million from the balance of $38.2 million at December 31, 2000.

                                                               AMOUNT DRAWN
                                                                  ($000S)
                                                            -------------------
DEBT                                                        9/30/01    12/31/00
----                                                        --------   --------
$20.0 million revolving credit facility...................  $ 9,100    $ 7,800
$20.0 million loan agreement..............................   20,000     20,000
$2.5 million loan agreement...............................       --        707
$2.0 million loan agreement...............................    1,590      1,685
Capital leases including current obligations..............   10,778      8,032
                                                            -------    -------
    Total.................................................  $41,468    $38,224
                                                            =======    =======

    The revolving credit facility expires on August 16, 2002. Aloha is not currently in compliance with specified financial covenants under its revolving credit facility and its $20 million loan agreement. Aloha is currently renegotiating these financial covenants, but there is no assurance that the negotiations will be successful. If renegotiation of the financial covenants is unsuccessful, Aloha's lenders could declare Aloha in default and seek to enforce their rights to accelerate repayment of the principal amounts under the revolving credit facility and the $20 million loan agreement. In this event, there can be no assurance that Aloha's assets would be sufficient to repay all of the principal amounts of its debt. In addition, any required acceleration of repayment could result in a material adverse effect on Aloha, including requiring it to dedicate a substantial portion of its cash from operations to the payment of the debt and making it more difficult for Aloha to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions.

    The stock of Aloha Airlines, flight equipment and accounts receivable are pledged as collateral. At September 30, 2001, standby letters of credit totaling $10.9 million, primarily in support of workers' compensation insurance policies, bonds and aircraft lease deposits, are set aside against the availability of the credit facility.

    Aloha anticipates receiving approximately $10 million pursuant to the Stabilization Act. As of December 31, 2001, Aloha had received a total of $7.8 million.

                    BUSINESS OF THE COMPANY AFTER THE MERGER

    Following the merger, Hawaiian and Aloha will initially continue to operate as separate entities in many ways. Over time, they will be integrated pursuant to a plan that is currently being developed by TurnWorks. The Company expects that this plan will result in:

    - about $90 million of annual cost savings and revenue enhancements to be largely in place by the end of 2002;

    - increases in revenue by 5% to 10% annually during the first five years following the merger; and

    - an improvement in its operating margins to between 9% and 10% over time.

    The following components of this plan, including those that we expect to yield these results, have already been determined:

    - The Company intends to rationalize its fleet of aircraft to include newer aircraft and fewer models of aircraft. The Company's objective will be to reduce lease and operating costs and double its ability to fly long-range flights within four years. These plans are subject to ongoing negotiations with aircraft manufacturers and lessors. The Company is currently negotiating with Boeing to reduce the cost of existing aircraft leases and negotiate leases for additional new aircraft.

    - The Company expects to rationalize its flight schedule to eliminate excessive overcapacity without compromising the needs and convenience of its passengers by:

       - reducing the number of interisland flights by 10% to 12% and increasing the number of long-range flights over the long term, with the goal of having interisland flights generate about one third of total revenue and having long-range flights generate about two thirds of total revenue;

       - continuing to serve all interisland routes served currently by Hawaiian and Aloha; and

       - adding flights so that the average annual percentage of seats filled (also known as the load factor) does not exceed 80% on any interisland route.

    - As part of the plan to expand long-range service, the Company is considering adding more nonstop flights to and from the West Coast and inland destinations on the mainland.

    - The Company intends to offer Hawaii residents not less than 10% of its one-way interisland coach fares for $55 or less and not less than an additional 20% of its one-way interisland coach fares for $60 or less, in each case for five years after the merger. These fares would be subject to increases in the consumer price index (also known as the CPI), government charges, taxes and fees and expenses beyond the Company's control, such as fuel and insurance costs and the costs of complying with any additional legally mandated security procedures.

    - The Company intends to offer all passengers interisland fares for $78 or less for five years after the merger. These fares may increase based on the factors described above, except that CPI increases would not be implemented during the first two years.

    - The Company intends to offer a range of prices on its interisland flights, including lower off-peak fares. This fare structure would contrast with the current arrangements pursuant to which, as a result of the widespread use of coupons, passengers generally pay the same fare regardless of the time or day. Some interisland fares could be significantly lower than the caps described above. Furthermore, the Company would not necessarily raise fares simply because of an increase in the CPI.

    - The Company intends to honor all existing cargo contracts and to limit price increases on cargo arrangements for five years to increases in the CPI and other specified factors.

    - The Company intends to use new technology, including e-ticket machines and internet sites, to reduce check-in time and to increase consumer convenience.

    - The Company plans to eliminate redundant administrative and marketing expenses.

    - The Company intends to consolidate the frequent flyer programs of Hawaiian and Aloha. Customers would keep all of their combined miles. Furthermore, the Company would seek to maintain strategic alliances to honor all frequent flyer program commitments.

    - The Company intends to honor all coupons sold before the merger, subject to restrictions currently applicable to the coupons.

    - The Company plans to improve on-time performance, baggage handling, food and beverage service and the appearance and cleanliness of its planes.

    The components of the plan, including those relating to fares and cargo prices, may change as a result of:

    - regulatory developments;

    - applicable taxes and surcharges;

    - increases in costs imposed by federal or state agencies;

    - security costs;

    - passenger facility charges;

    - the ability to retrain pilots, mechanics and other employees;

    - large increases in uncontrollable costs relating to insurance, fuel or other items; and

    - the entry of new competition.

    The integration plan will also likely involve early retirement, job sharing, voluntary leaves, furloughs and layoffs of employees. The extent and consequences of these actions are subject to, among other factors, negotiations with unions and other employee representatives and the finalization of plans for fleet rationalization and flight schedules. The Company has offered work groups that represent approximately 3,600 employees, or more than 70% of all unionized employees of Hawaiian and Aloha, protection from furloughs resulting from the merger. This offer primarily applies to customer service agents, terminal and ramp agents, cargo handlers, reservation agents and contract services workers. Each offer is conditioned on the unions combining seniority lists and agreeing to accept, with minor modifications, the 42-month collective bargaining agreement recently negotiated for corresponding employees at Hawaiian.

    The Company also may seek additional liquidity from third parties, including commercial banks and other lenders, and may seek federal loan guarantees available to eligible carriers under legislation enacted following the events of September 11, 2001. These investments in the Company may require the issuance of additional equity securities in a manner that would have a dilutive effect on earnings per share.

                   MANAGEMENT OF THE COMPANY AFTER THE MERGER
                         AND RELATED PARTY TRANSACTIONS

EXECUTIVE OFFICERS AND DIRECTORS

    Gregory D. Brenneman currently serves as the president and Steven C. DeSutter currently serves as the secretary and treasurer of the Company. Upon completion of the merger, Mr. Brenneman will serve as chairman of the board of directors and chief executive officer of the Company. The other officers of the Company will, in accordance with the merger agreement, be individuals selected by TurnWorks prior to the completion of the merger who are reasonably acceptable to the Aloha principal shareholders and to AIP. The officers of the Company may be selected from among the current management of Hawaiian and Aloha, other than Paul J. Casey, Glenn R. Zander and Brenda F. Cutwright, who are expected to retire upon completion of the merger or a short period of time thereafter. The compensation of the current executive officers of Hawaiian is higher than the compensation of the executive officers of Aloha who are expected to remain with the Company following the merger. For a list of current officers of Hawaiian and information relating to them, see "Management of Hawaiian and Related Party Transactions." The Company may also appoint other officers and key employees.

    The board of directors of the Company following the merger will initially consist of 11 members. We expect the board of directors of the Company following the merger to consist of the following individuals, who have been designated in accordance with the merger agreement:

NAME AND BOARD POSITION                       AGE      DESIGNEE OF
-----------------------                     --------   -----------
Gregory D. Brenneman, chairman............     40      TurnWorks
Han H. Ching, vice chairman...............     60      Aloha principal shareholders
Steven C. DeSutter........................     48      TurnWorks
John W. Adams.............................     58      AIP
Todd G. Cole..............................     80      AIP
Joseph P. Hoar............................     67      AIP
Eldon M.T. Ching..........................     37      Aloha principal shareholders
Richard K.M. Ing..........................     41      Aloha principal shareholders
Reno F. Morella...........................     53      Air Line Pilots Association International
Sharon L. Soper...........................     56      Association of Flight Attendants
Samson Poomaihealani......................     60      International Association of Machinists and
                                                       Aerospace Workers

    GREGORY D. BRENNEMAN. Mr. Brenneman will serve as the chairman of the board of directors and chief executive officer of the Company. Mr. Brenneman is the chairman, chief executive officer and president of TurnWorks, Inc., a company founded in 1994 and owned by Gregory D. Brenneman, which invests in and works with companies in need of executive turnaround leadership. Mr. Brenneman served as the president of Continental Airlines, Inc. from September 1996 until May 2001, as the chief operating officer of Continental from May 1995 until September 1996 and as a consultant to Continental from February 1995 until May 1995. Prior to his tenure at Continental, Mr. Brenneman served in various positions, including as vice president at Bain & Company, Inc. commencing in 1987. He is currently a member of the boards of directors of Automatic Data Processing, Inc., J. Crew Group, Inc. and The Home Depot, Inc.

    HAN H. CHING. Mr. Ching will serve as the vice chairman of the board of directors of the Company. Mr. Ching has been chairman of the board of directors of Aloha since 1993 and corporate secretary since 1987. Mr. Ching was vice chairman of the Aloha board from 1990 until 1993. He is a partner in Aloha Securities and Investment Company and serves on the board of directors of Nuuanu

Memorial Park, Diamond Head Memorial Park, and the Hawaii State Chapter of the American Red Cross. Mr. Ching is the uncle of Eldon M.T. Ching.

    STEVEN C. DESUTTER. Mr. DeSutter will serve as a member of the board of directors of the Company. Mr. DeSutter is senior vice president of TurnWorks. Before joining TurnWorks, Mr. DeSutter served as senior vice president at Powerway Inc., an Indianapolis, Indiana based software firm, from February 2000 to June 2001 and as president and Group vice president of Houston, Texas based ABS Group commencing in 1997. Mr. DeSutter also served in numerous executive and line management positions during his 18 years with British Petroleum from 1978 to 1996.

    JOHN W. ADAMS. Mr. Adams will serve as a member of the board of directors of the Company. Mr. Adams has been the chairman of the board of directors of Hawaiian since February 1996 and president of Smith Management LLC, a private investment firm, since 1984. He was a member of the board of directors of Harvard Industries, Inc. from October 1994 until November 1998, and was chairman of the board and chief executive officer of Harvard Industries from February 1997 until November 1998. Harvard Industries filed for protection under Chapter 11 under the Bankruptcy Code in May 1997 and emerged from Chapter 11 protection in November 1998. He served on the board of directors of Servico, Inc., a lodging ownership and management company, from April 1994 until August 1997, being chairman of the board from December 1995 until he resigned from the board. Mr. Adams was chairman of the board of directors of Regency Health Services, Inc., a health care services company, from July 1994 until October 1997.

    TODD G. COLE. Mr. Cole will serve as a member of the board of directors of the Company. Mr. Cole has been a member of the board of directors of Hawaiian since 1994. He spent 29 years in the airline industry, holding positions of executive vice president of Delta Airlines, Inc. and vice chairman of Eastern Airlines, Inc. He then joined CIT Financial Corporation, where he was chairman and chief executive officer when he retired in 1986 and began his career as consultant and corporate director. He served as chief executive officer of Frontier Airlines, Inc. D.I.P. (1987-1989) managing its Chapter 11 proceedings to a successful conclusion and as vice chairman of Eastern Airlines, Inc. D.I.P. (1989-1992) during its Chapter 11 operating status and thereafter overseeing the disposition of its major assets. He was managing director in the Miami, Florida office of SH&E, the large and oldest consultancy specializing in aviation, from 1992 to 1996 and is currently chief executive officer of Cole and Wilds Associates, Inc. His directorships of NYSE-listed companies have included CapMAC, Inc., acquired by MBIA in 1998, and NAC Re corporation acquired by XL, Ltd. in 1999. He is director of Kaiser Ventures, L.L.C. and several private companies. His professional accreditations include certified public accountant, member of the Georgia Bar Association and multi-engine private pilot rating.

    JOSEPH P. HOAR. Mr. Hoar will serve as a member of the board of directors of the Company. Mr. Hoar has been a member of the board of directors of Hawaiian since 1999, served in the Marine Corps for 37 years, retiring as a four-star general in 1994. His last active-duty assignment was Commander-in-Chief, U.S. Central Command. In 1994, he established a consulting firm, J.P. Hoar & Associates, that engages in international strategic planning and business development in the Middle East and Africa. He is a director of several nonprofit and privately owned corporations.

    ELDON M.T. CHING. Eldon M.T. Ching has been a director of Aloha since 2001. Mr. Ching is President of the Paperie, and a Director of DHMP Service, Inc., Nuuanu Memorial Association, and the Na Koa Football Club. In addition,
Mr. Ching is a member of the Hawaii State Bar Association. Mr. Ching is the nephew of Mr. Han H. Ching.

    RICHARD K.M. ING. Mr. Ing will serve as a member of the board of directors of the Company. Mr. Ing has been a director of Aloha since 1993. From 1988 to the present, Mr. Ing has served as president of Victoria Group, and from 1986 to the present, has been a partner of Sheridan Ing Partners

Hawaii. Mr. Ing is also a director and secretary of Hawaii Nissan, Inc., positions which he has held since 1995.

    RENO F. MORELLA. Mr. Morella will serve as a member of the board of directors of the Company. Mr. Morella has been a member of the board of directors of Hawaiian since 1996. He has been a pilot for Hawaiian since 1978. He is currently a captain flying DC-10 aircraft. He was chairman of the Hawaiian Master Executive Council of Air Line Pilots Association, International from 1994 until 1998. Mr. Morella was the First Officer Category Representative for Council 102 of Air Line Pilots Association, International from 1993 until 1994.

    SHARON L. SOPER. Ms. Soper will serve as a member of the board of directors of the Company. Ms. Soper has been a member of the board of directors of Hawaiian since 1998. She has been a flight attendant for Hawaiian since 1965. She has worked in both the interisland and international operations. Ms. Soper has been president of the Association of Flight Attendants Master Executive Council since 1987.

    SAMSOM POOMAIHEALANI. Mr. Poomaihealani will serve as a member of the board of directors of the Company. Mr. Poomaihealani has been a member of the board of directors of Hawaiian since 1990. He has been the assistant general chairman of the Airline Machinists District 141 of the International Association of Machinists and Aerospace Workers (AFL-CIO) since 1987. Mr. Poomaihealani is a ramp serviceman for United Airlines, Inc.

    The stockholders agreement to be entered into as a condition to the completion of the merger among the Company, TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha requires, in specified circumstances, the size of the board of directors of the Company to be increased to 13 members and, subject to the provisions of the amended by-laws, the number of directors subject to designation by TurnWorks to be increased from two to three. For a summary of these provisions, see "Ancillary Agreements--Stockholders Agreement."

SHAREHOLDER RIGHTS TO NOMINATE MEMBERS OF THE BOARD OF DIRECTORS

    The stockholders agreement and the restated certificate of incorporation, including the terms of the Company special preferred stock designated therein, and amended by-laws of the Company that will become effective at the time of the merger, provide TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha with rights to nominate members to the Company's board of directors, so long as they and their affiliates own specified percentages of the outstanding shares of Company common stock and notes. For a summary of these rights, see "Ancillary Agreements--Stockholders Agreement" and "Description of the Capital Stock of the Company."

BOARD COMMITTEES

    EXECUTIVE COMMITTEE. The board of directors of the Company will establish an executive committee. The executive committee will meet or take written action when the board of directors is not otherwise meeting and will have the level of authority delegated to it from time to time by the board of directors of the Company, except that it will not be permitted to take any action not permitted under Delaware law to be delegated to a committee.

    AUDIT COMMITTEE. The board of directors of the Company will establish an audit committee. The audit committee will review with the independent accountants of the Company the scope and timing of their audit services and any other services that they are being asked to perform, the independent accountants' report on the Company's financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee will make annual recommendations to the board of directors of the Company for the appointment of independent accountants for the upcoming year.

    COMPENSATION COMMITTEE. The board of directors of the Company will establish a compensation committee. The compensation committee will determine, approve and report to the board of directors of the Company on all elements of compensation for the officers of the Company, including targeted total cash compensation and long-term equity-based incentives.

    NOMINATING COMMITTEE. The board of directors of the Company will establish a nominating committee. The nominating committee will identify and recommend to the board of directors of the Company candidates for any vacancies that the board of directors has the right to fill under the restated certificate of incorporation and amended by-laws of the Company and Delaware law.

    The stockholders agreement gives each of TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha the right to designate a director to sit on each committee of the board of directors of the Company, including those named above, so long as they and their affiliates own a specified percentage of the outstanding shares of Company common stock. In addition, the Company expects that at least one director nominated by the unions will serve on significant committees other than the audit committee. However, the membership of each committee has not yet been determined.

CLASSES AND TERMS OF DIRECTORS

    The board of directors of the Company will not be classified and each member will serve for a term of one year. At each annual meeting of the Company's shareholders, successors will be elected to serve a one year term or until their successors are elected and qualified.

NON-EMPLOYEE DIRECTOR COMPENSATION

    The members of the board of directors of the Company who are not employees of the Company will initially receive, as compensation for their services on the board of directors:

    - an annual fee of $20,000;

    - an additional fee of $1,000 per meeting (not to exceed $4,000 per year);

    - with respect to the chairman of the board of directors or chairman of any committee or sub-committee thereof, an additional fee of $1,000 per meeting (not to exceed $4,000 per year); and

    - stock options under and in accordance with the terms of the Company's 2002 Stock Incentive Plan as determined by the board of directors or a committee of the board of directors.

    Compensation arrangements of the non-employee directors may be established or amended by the board of directors or a committee of the board of directors of the Company from time to time, in accordance with the Company's restated certificate of incorporation and amended by-laws.

DIRECTOR FLIGHT BENEFITS

    The Company will grant each member of the board of directors of the Company, and each member of the boards of directors of Aloha and Hawaiian as of December 19, 2001, flight benefits on each airline operated by the Company or any of its affiliates or any of their successors. Their benefits will consist of:

    - the highest priority space available flight passes for the board member and his or her spouse;

    - a universal air travel plan or similar card permitting the purchase of air travel on the Company system through direct billing to the Company (up to a level determined by the Company from time to time) for the board member and his or her spouse;

    - a highest category frequent flyer card in the board member's name for use on airlines operated by the Company or any of its affiliates or any of their successors; and

    - a membership for the board member and his or her spouse in the Company's airport lounge club.

The specific terms and conditions of these flight benefits, including the policies and procedures thereof, will be determined by the Company, in its discretion, from time to time.

EXECUTIVE COMPENSATION

    The Company has entered into an employment agreement with Mr. Brenneman, which is summarized below, and a management services agreement and a stock vesting agreement with TurnWorks, which are also summarized below. Each of these agreements will become effective at the time of the merger. The Company may enter into additional employment agreements as the board of directors may determine from time to time.

    EMPLOYMENT AGREEMENT WITH MR. BRENNEMAN

    The following is a brief summary of the material provisions of the employment agreement between Gregory D. Brenneman and the Company entered into in connection with the merger agreement. The following summary is qualified in its entirety by reference to the agreement, which is filed as an exhibit to the registration statement on Form S-4 in which this joint proxy statement/prospectus is included. For information on how to obtain this or any other exhibit, see "Where You Can Find More Information."

    Under the terms of the employment agreement, the Company will employ
Mr. Brenneman as chairman and chief executive officer of the Company beginning on the effective date of the merger for a term of two years. During
Mr. Brenneman's employment with the Company, the Company will cause
Mr. Brenneman to be nominated for election as a director of the Company and will use its best efforts to secure such election. Mr. Brenneman agrees that his duties under the employment agreement will be his primary business focus and he agrees to perform his duties diligently and to the best of his abilities and to devote such time and effort to these duties and obligations as would normally be required of a chief executive officer of a major public company. Mr. Brenneman will spend such time in Hawaii as is necessary to perform these duties and obligations.

    Mr. Brenneman's minimum annual base salary is equal to $400,000 or such other amount agreed to by the board. Mr. Brenneman will also be entitled to life insurance and disability insurance, each providing a benefit of $2,000,000. In addition, he will be entitled to an automobile allowance of $1,000 per month and relocation expenses and be eligible to participate in all other benefits, plans and programs available to the highest level executives of the Company.

    The term of the employment agreement will be extended automatically for a one-year period at the end of the initial two-year period, and at the end of each one-year term thereafter, unless either party gives written notice otherwise at least six months prior to the end of the term.

    The employment agreement may be terminated by the Company or Mr. Brenneman at any time and for any reason. Upon the termination of Mr. Brenneman's employment with the Company as described below, Mr. Brenneman may be entitled to payments, as liquidated damages, as follows.

    If Mr. Brenneman's employment is terminated by the Company prior to the expiration of the term for any reason other than:

    - Mr. Brenneman's death or incapacitation;

    - willful gross neglect or willful gross misconduct by Mr. Brenneman that results in material economic harm to the Company;

    - conviction of Mr. Brenneman for a felony or any crime involving moral turpitude; or

    - the termination of the management services agreement between TurnWorks and the Company (either by the Company for an uncorrected material breach by TurnWorks or by TurnWorks for any reason other than an uncorrected material breach or failure to make payment by the Company);

then the Company will perform its remaining obligations under the employment agreement and pay to Mr. Brenneman, within five days of such termination, the sum of all salary that Mr. Brenneman would have been entitled to receive during the remainder of the term under the employment agreement and pay any unpaid amounts owed to Mr. Brenneman under any Company plan, policy or program as of the date of termination at the time provided by and in accordance with the terms of such plan, policy or program.

    If the employment agreement is terminated due to Mr. Brenneman's death or incapacitation, then the Company will provide Mr. Brenneman or his designated beneficiary with the benefits of his life insurance or disability insurance, as the case may be.

    Generally, upon termination of Mr. Brenneman's employment with the Company for any reason, Mr. Brenneman will be entitled to continued flight benefits for Mr. Brenneman and his eligible family members and the continuation of welfare benefits available to then current executives of the Company, each of which will continue for two years from the date of termination.

    Except as otherwise described below, if Mr. Brenneman terminates his employment prior to the expiration of the term due to:

    - the assignment to Mr. Brenneman of duties materially inconsistent with the duties associated with the positions of chairman and chief executive officer;

    - a material diminution in the nature or scope of Mr. Brenneman's authority, responsibilities or titles, including a change in reporting structure;

    - the occurrence of acts or conduct on the part of the Company, its board of directors, officers, representatives or shareholders that prevent or substantially hinder Mr. Brenneman's performance of his duties or responsibilities;

    - the taking of any action by the Company that would materially adversely affect the corporate amenities enjoyed by Mr. Brenneman and that is not corrected within 30 days of notice;

    - a material breach by the Company of the employment agreement that is not corrected within 30 days of notice;

    - the acquisition by any person or group other than TurnWorks, AIP and the principal shareholders of Aloha, directly or indirectly, of securities representing 40% or more of the combined voting power of the outstanding securities of the Company; or

    - the termination of the management services agreement between TurnWorks and the Company (either by TurnWorks for an uncorrected material breach by the Company or failure of the Company to make payment or by the Company for any reason other than an uncorrected material breach by TurnWorks);

then the Company will pay to Mr. Brenneman the sum of all salary that Mr. Brenneman would have been entitled to receive during the remainder of the term under the employment agreement and pay any unpaid amounts owed to Mr. Brenneman under any Company plan, policy or program as of the date of termination at the time provided by and in accordance with the terms of such plan, policy or program.

    If the employment agreement terminates by expiration of the term, then all compensation and benefits will terminate at the same time as his employment, except for flight benefits for Mr. Brenneman and his eligible family members and the continuation of welfare benefits available to then current executives of the Company, each of which will continue for two years from the date of termination.

    Under the employment agreement, if any payment or benefit provided to Mr. Brenneman is subject to any excise or other additional tax that would not have been imposed absent this payment or benefit, or any related interest or penalties thereon, the Company will pay Mr. Brenneman an additional payment equal to the excise and other additional tax, and any related interest and penalties.

    If the Company fails to make a payment under the employment agreement when due, the Company shall pay interest on the amount payable calculated at 3% plus the prime or base rate of interest announced by Chase Bank of Texas N.A. If
Mr. Brenneman obtains any money judgment or otherwise prevails with respect to any litigation brought by either Mr. Brenneman or the Company to enforce or interpret any provision of the employment agreement, then the Company will indemnify Mr. Brenneman for his reasonable attorneys' fees and disbursements incurred in the litigation and any prejudgment interest on any money judgment from the earliest date payment should have been made to him under the employment agreement until such judgment is paid in full.

    MANAGEMENT SERVICES AGREEMENT WITH TURNWORKS

    The following is a brief summary of the material provisions of a management services agreement between TurnWorks and the Company entered into in connection with the merger agreement. The following summary is qualified in its entirety by reference to the agreement, which is filed as an exhibit to the registration statement on Form S-4 in which this joint proxy statement/prospectus is included. For information on how to obtain this or any other exhibit, see "Where You Can Find More Information."

    Under the management services agreement, TurnWorks will provide the Company investment banking, financial advisory, executive recruitment and management consulting services for a term of two years beginning on the date of the completion of the merger. TurnWorks will use commercially reasonable efforts to vary the time it spends in order to provide services at times reasonably convenient to the Company, although TurnWorks will not be obligated to devote to the Company an amount of time exceeding 50% of the working time of a full-time employee. Other than Mr. Brenneman, all employees of TurnWorks made available to the Company will remain exclusively the employees of TurnWorks and will be deemed so for purposes of compensation and employee benefits.

    The Company has agreed to pay TurnWorks a fee at the annualized rate of $1,600,000 if Mr. Brenneman is serving as the Company's chairman and chief executive officer or of $600,000 if Mr. Brenneman is acting only as the Company's chairman. The Company has agreed to reimburse TurnWorks its reasonable and appropriate out-of-pocket expenses incurred in connection with the performance of its obligations under the management services agreement.

    The term of the management services agreement will be extended automatically for a one-year period at the end of the initial two-year period, and at the end of each one-year term thereafter, unless either party gives written notice otherwise at least six months prior to the end of the term.

    The management services agreement may be terminated by the Company or TurnWorks at any time and for any reason. The management services agreement will automatically terminate if Mr. Brenneman's employment agreement with the Company terminates for any reason. Upon the termination of the management services agreement, TurnWorks may be entitled to certain payments, as liquidated damages, as described below.

    If the management services agreement is terminated prior to the expiration of its term, except as described below, the Company will pay to TurnWorks a one-time payment in an amount equal to the amount TurnWorks would have been entitled to receive during the period that begins on the date of termination and ends on the date following one year after the date of termination. If the management services agreement is terminated because of the termination of Mr. Brenneman's employment with the Company due to his death or incapacitation, then the Company will pay to TurnWorks a one-time payment in an amount equal to the amount TurnWorks would have been entitled to receive for the remainder of the term under the management services agreement. If the management services agreement is terminated:

    - by TurnWorks for any reason other than an uncorrected material breach or a failure by the Company to make payments due;

    - by the Company due to an uncorrected material breach by TurnWorks;

    - by the termination of Mr. Brenneman's employment agreement for willful gross neglect or willful gross misconduct by Mr. Brenneman that results in material economic harm to the Company or conviction of Mr. Brenneman for a felony or any crime involving moral turpitude; or

    - by the termination of Mr. Brenneman's employment agreement by Mr. Brenneman for any reason other than

       - the assignment to Mr. Brenneman of duties materially inconsistent with the duties associated with the positions of chairman and chief executive officer;

       - a material diminution in the nature or scope of Mr. Brenneman's authority, responsibilities or titles, including a change in reporting structure so that Mr. Brenneman reports to someone other than the board of directors of the Company;

       - the occurrence of acts or conduct on the part of the Company, its board of directors, or its officers, representatives or shareholders that prevent or substantially hinder Mr. Brenneman's performance of his duties or responsibilities;

       - the taking of any action by the Company that would materially adversely affect the corporate amenities enjoyed by Mr. Brenneman that is not corrected within 30 days of notice;

       - a material breach by the Company of the employment agreement that is not corrected within 30 days of notice;

       - the acquisition by any person or group other than TurnWorks, AIP and certain principal shareholders of Aloha, directly or indirectly, of securities representing 40% or more of the combined voting power of the outstanding securities of the Company; or

       - the termination of the management services agreement (either by TurnWorks for an uncorrected material breach by the Company or failure of the Company to make payment or by the Company for any reason other than an uncorrected material breach by TurnWorks);

then the Company will not be obligated to make any payment to TurnWorks with respect to any period after the date of such termination.

    If the management services agreement terminates upon expiration of the term, then the Company will not be obligated to make any payment to TurnWorks with respect to any period after the date of this termination.

    The management services agreement also provides that, if any payment or benefit provided to TurnWorks is subject to any excise or other additional tax that would not have been imposed absent this payment or benefit, or any related interest or penalties thereon, the Company will pay TurnWorks an additional payment equal to the excise and other additional tax, and any related interest and penalties.

    The Company will indemnify and hold harmless TurnWorks and its directors, officers and employees from and against all losses resulting from any claim or other proceeding by a third party against any of TurnWorks, its directors, officers or employees that is related to the services provided under the management services agreement, unless these losses directly result from TurnWorks' or its directors', officers', or employees' gross negligence or willful misconduct.

    TurnWorks will indemnify and hold harmless the Company and its directors, officers and employees from and against all losses resulting from any claim or other proceeding against any of the Company, its directors, officers or employees by an individual who is a current or former employee of TurnWorks. This indemnification only applies to claims that would not be heard in court absent a judicial finding that the Company was in fact the employer of such individual at the relevant time. This indemnification does not apply to losses that directly result from the Company's or its directors', officers', or employees' gross negligence or willful misconduct.

    If the Company fails to make a payment under the management services agreement when due, the Company shall pay interest on the amount payable calculated at 3% plus the prime or base rate of interest announced by Chase Bank of Texas N.A. If TurnWorks obtains any money judgment or otherwise prevails with respect to any litigation brought by either TurnWorks or the Company to enforce or interpret any provision of the management services agreement, then the Company will indemnify TurnWorks for its reasonable attorneys' fees and disbursements incurred in such litigation and any prejudgment interest on any money judgment from the earliest date that payment should have been made to TurnWorks under the management services agreement until such judgment is paid in full.

    TurnWorks covenants that during the term of the management services agreement, Mr. Brenneman will control TurnWorks or any surviving corporation that is the result of any business combination involving TurnWorks.

    STOCK VESTING AGREEMENT WITH TURNWORKS

    The following is a brief summary of the material provisions of a stock vesting agreement between TurnWorks and the Company entered into in connection with the merger agreement. The following summary is qualified in its entirety by reference to the agreement, which is filed as an exhibit to the registration statement on Form S-4 in which this joint proxy statement/prospectus is included. For information on how to obtain this or any other exhibit, see "Where You Can Find More Information."

    Under the stock vesting agreement, the shares of common stock of the Company owned by TurnWorks immediately after the completion of the merger (including any other shares of Company common stock or other securities or property (other than cash) that are issued on or with respect to or in exchange for these shares) will vest as follows:

                                                              PERCENTAGE OF SHARES
DATE                                                          THAT WILL BE VESTED
----                                                          --------------------
First anniversary of the effective date of the merger.......            50%
90 days after the first anniversary of the effective date of
  the merger................................................          62.5%
180 days after the first anniversary of the effective date
  of the merger.............................................            75%
270 days after the first anniversary of the effective date
  of the merger.............................................          87.5%
360 days after the first anniversary of the effective date
  of the merger.............................................           100%

    TurnWorks may not transfer any unvested shares without the prior written approval of the Company, except to the following permitted transferees after the transferee agrees to be bound by the terms and provisions of the stock vesting agreement:

    - Mr. Brenneman, his siblings, spouse and lineal descendants;

    - any trust, family limited partnership or other such entity established for the benefit of TurnWorks or any or all of the persons described in the bullet point above;

    - any other entity controlled by TurnWorks or one or more of the persons described in the two bullet points above;

    - any charitable foundation or other entity created by Mr. Brenneman and qualified for tax-exempt status under section 501(c)(3) of the Internal Revenue Code; or

    - the employees of TurnWorks.

    If Mr. Brenneman terminates his employment prior to the second anniversary of the effective date of the merger for any reason other than:

    - assignment to Mr. Brenneman of duties materially inconsistent with the duties associated with the positions of chairman and chief executive officer;

    - a material diminution in the nature or scope of Mr. Brenneman's authority, responsibilities or titles, including a change in reporting structure so that Mr. Brenneman reports to someone other than the board of directors of the Company;

    - the occurrence of acts or conduct on the part of the Company, its board of directors, officers, representatives or shareholders that prevent or substantially hinder Mr. Brenneman's performance of his duties or responsibilities;

    - the taking of any action by the Company that would materially adversely affect the corporate amenities enjoyed by Mr. Brenneman that is not corrected within 30 days of notice;

    - a material breach by the Company of Mr. Brenneman's employment agreement that is not corrected within 30 days of notice;

    - the acquisition by any person or group other than TurnWorks, AIP and certain principal shareholders of Aloha, directly or indirectly, of securities representing 40% or more of the combined voting power of the outstanding securities of the Company; or

    - the termination of the management services agreement between TurnWorks and the Company (either by TurnWorks for an uncorrected material breach by the Company or failure of the Company to make payment or by the Company for any reason other than an uncorrected material breach by TurnWorks);

then no further vesting of shares will occur after the date of this termination and all unvested shares will immediately be transferred to the Company for no additional consideration.

    If the Company terminates Mr. Brenneman's employment prior to the second anniversary of the effective date of the merger due to:

    - Mr. Brenneman's death or incapacitation;

    - willful gross neglect or willful gross misconduct by Mr. Brenneman that results in material economic harm to the Company;

    - conviction of Mr. Brenneman for a felony or any crime involving moral turpitude; or

    - the termination of the management services agreement between TurnWorks and the Company (either by the Company for an uncorrected material breach by TurnWorks or by TurnWorks for any reason other than an uncorrected material breach or failure to make payment by the Company);

then TurnWorks will be immediately vested in the number of shares determined by the following formula:

                       Number of shares vested = O(P)-AV

where:

    - O is equal to the aggregate number of shares subject to the stock vesting agreement;

    - P is equal to the number of whole or partial months worked by Mr. Brenneman divided by 24; and

    - AV is equal to the number of shares that have already become vested.

All remaining unvested shares will immediately be transferred to the Company.

    If Mr. Brenneman's employment with the Company is terminated prior to the second anniversary of the effective date of the merger for any reason other than as described above, then all unvested shares will become vested.

    Except as specifically provided in the stock vesting agreement, the unvested status of any of TurnWorks' shares will not adversely affect any economic, voting or other rights that TurnWorks might have as a shareholder.

2002 STOCK INCENTIVE PLAN

    The Company's 2002 Stock Incentive Plan is described under "Proposal to Approve 2002 Stock Incentive Plan of the Company."

             MANAGEMENT OF HAWAIIAN AND RELATED PARTY TRANSACTIONS

DIRECTORS AND EXECUTIVE OFFICERS

    All directors of Hawaiian are appointed in accordance with the by-laws of Hawaiian. Pursuant to Hawaiian's by-laws, AIP has the right to nominate six directors, and each of the International Association of Machinists and Aerospace Workers, the Association of Flight Attendants and the Air Line Pilots Association, International has the right to nominate one director. In addition, the Hawaiian board is required to nominate one outside director and one director who is a senior management official of Hawaiian.

    All officers are appointed annually by the board of directors of Hawaiian at their first meeting after the annual meeting of shareholders at which the Hawaiian board is elected and at subsequent meetings of the Hawaiian board or as directed by the by-laws of Hawaiian or as delegated by the Hawaiian board.

    Information regarding the current directors and executive officers of Hawaiian is provided below:

NAME                        AGE                   POSITION                           DESIGNEE OF
----                      --------   ----------------------------------   ----------------------------------
John W. Adams...........     58      Chairman of the Board of Directors   AIP
Paul J. Casey...........     55      Vice Chairman of the Board and       Senior Management
                                       Chief Executive Officer
Todd G. Cole............     80      Director                             Outside Director
Robert G. Coo...........     60      Director                             AIP
Joseph P. Hoar..........     67      Director                             AIP
Reno F. Morella.........     53      Director                             Air Line Pilots Association,
                                                                            International
Samson Poomaihealani....     60      Director                             International Association of
                                                                            Machinists and Aerospace Workers
Edward Z. Safady........     44      Director                             AIP
Sharon L. Soper.........     56      Director                             Association of Flight Attendants
Thomas J. Trzanowski....     63      Director                             AIP
William M. Weisfield....     60      Director                             AIP
Robert W. Zoller, Jr....     55      President and Chief Operating        --
                                       Officer
Christine R. Deister....     52      Executive Vice President and Chief   --
                                       Financial Officer
John B. Happ............     46      Senior Vice President-Marketing      --
                                       and Sales
Ruthann S. Yamanaka.....     48      Senior Vice President--People        --
                                       Services Group
Lyn F. Anzai............     59      Vice President, General Counsel      --
                                       and Corporate Secretary
Karen A. Berry..........     45      Vice President--Finance and          --
                                       Treasurer
H. Norman Davies, Jr....     65      Vice President--Safety and           --
                                       Security
Brian D. Hermansader....     60      Vice President--Maintenance and      --
                                       Engineering

NAME                        AGE                   POSITION                           DESIGNEE OF
----                      --------   ----------------------------------   ----------------------------------
Rolland F. Lawrence.....     61      Vice President--Flight Operations    --
Steven E. Markhoff......     35      Vice President--Acquisitions         --
Blaine J. Miyasato......     38      Vice President--Customer Services    --
Glenn G. Taniguchi......     59      Vice President--Schedule Planning    --

    Biographical information regarding Messrs. Adams, Cole, Hoar, Morella, Poomaihealani and Ms. Soper can be found under "Management of the Company After the Merger and Related Party Transactions." Biographical information regarding Hawaiian's other directors and executive officers is provided below.

    PAUL J. CASEY. Mr. Casey was president and chief executive officer of Hawaiian from April 14, 1997 until January 31, 2001 when he became vice chairman of the board and chief executive officer. He has also been vice chairman of the executive committee of Hawaiian since June 29, 1998. He was the president and chief executive officer of the Hawaii Visitors and Convention Bureau from 1995 until March 1997. He is a director of Outrigger Hotels, Inc., a Hawaii-based company with hotel and resort properties throughout the Pacific area, and of Straub Foundation, a Hawaii-based health care system.

    ROBERT G. COO. Mr. Coo has been a member of the board of directors of Hawaiian since 1996. He has been an independent consultant since 1995. From 1998 to 1999, he was chief financial officer and secretary of Camstar Systems, a developer of manufacturing execution system (MES) software. He was vice president and chief financial officer of Pengo Industries, Inc., from 1990 until 1995, a director of Regency Health Services, Inc., from 1991 to 1997 and of First National Bank, San Diego from 1995 to 1997. Mr. Coo is married to the sister of Mr. Adams.

    EDWARD Z. SAFADY. Mr. Safady has been a member of the board of directors of Hawaiian since 1996. He was president and chief executive officer of Liberty National Bank in Austin, Texas from March 1988 to October 1995. He then joined Smith Management LLC as vice president, where he served until the acquisition by Smith Management of Life Savings Bank (now known as Liberty Bank, SSB) in Austin, Texas in May 1997. He is currently chairman of the board, president and chief executive officer of Liberty Bank, SSB, a privately owned bank in Austin, Texas.

    THOMAS J. TRZANOWSKI. Mr. Trzanowski has been a member of the board of directors of Hawaiian since 1998. He served as president and director of Spire Realty Group, Inc., Houston, Texas, a private property management company, since July 1989. He has also served as president and director of Pengo Realty
Group, Inc., New York, New York, a private real estate holding company engaged in real estate investments, since June 1994. Mr. Trzanowski also served as treasurer of Smith Management LLC from November 1983 through December 1994 and, from September of 1996 until September of 1999 as a director of Inland Resources, Inc., in Denver, Colorado, a publicly traded oil and gas company. He currently serves as a director of Liberty Bank, SSB.

    WILLIAM M. WEISFIELD. Mr. Weisfield has been a member of the board of directors of Hawaiian since 2001. He has been a director of UTILX Corporation since January 1995, chairman of the board since January 1996 and president and chief executive officer since November 1998. He was senior vice president of Benaroya Capital Company, a privately held investment company specializing in development of Pacific Northwest real estate and other investments, from January 1994 to December 1998. Mr. Weisfield previously served as chief operating officer for Robbins Company, an underground tunnel boring manufacturing company, from November 1992 to December 1993. Mr. Weisfield is a director of Lindal Cedar Homes, Inc., Lifespan Biosciences, Inc. and the Downtown Seattle Association.

    ROBERT W. ZOLLER, JR. Mr. Zoller was appointed president and chief operating officer of Hawaiian in February 2001. Previously, he was executive vice president--operations and service from December 1999 until January 31, 2001. He held vice president positions at AirTran from 1996 to 1999, including most recently senior vice president of maintenance and engineering. From 1991 to 1996, he was vice president of operations for AMR Eagle, Inc. and managing director of Eagle Aviation Services, Inc.

    CHRISTINE R. DEISTER. Ms. Deister became executive vice president and chief financial officer of Hawaiian in July 2001. Previously, she was executive vice president, chief financial officer and treasurer, from March 1, 2001 to July 10, 2001. Prior to joining Hawaiian, she had been employed with TWA for more than 30 years, most recently as senior vice president--finance and treasurer.

    JOHN B. HAPP. Mr. Happ has been senior vice president--marketing and sales since December 1997. He served dual roles of vice president--market planning for LTU Airlines and vice president--marketing for its subsidiary, Go America, from 1996 to 1997. From 1989 to 1996, he held various senior marketing and business development positions at Continental Airlines, Inc., including most recently managing director of the Newark Business Unit.

    RUTHANN S. YAMANAKA. Ms. Yamanaka has been senior vice president--people services group since March 1998. She was senior vice president--assistant director, human resources for Bank of Hawaii from July 1994 through February 1998 and manager, quality assurance administration from 1988 to 1994.

    LYN F. ANZAI. Ms. Anzai has been vice president, general counsel and corporate secretary since July 1997. She was senior counsel in the corporate/investment legal division of Kamehameha Schools Bishop Estate from November 1990 until July 1997.

    KAREN A. BERRY. Ms. Berry was appointed vice president--finance and treasurer effective June 1, 2001. She held the position of director--financial and business analysis from 1990 until 1997, after which she held several senior positions within the finance and marketing divisions, most recently as managing director--finance.

    H. NORMAN DAVIES, JR. Mr. Davies has been vice president--safety and security since January 6, 1997. He was chief pilot in New York for Delta from November 1991 until June 1996.

    BRIAN D. HERMANSADER. Mr. Hermansader was appointed vice president--maintenance and engineering effective August 1, 2001. He held the position of division manager modifications operations with SRTechnics from 2000 to July 2001. From 1997 to 2000, he was the director quality assurance with U.
S. Technical and from 1996 to 1997 he was vice president maintenance and engineering with Carnival Airlines.

    ROLLAND F. LAWRENCE. Mr. Lawrence was appointed vice president--flight operations on June 26, 2000. He has been a pilot with Hawaiian since 1966 and most recently served as a DC-10 Captain.

    STEVEN E. MARKHOFF. Mr. Markhoff was appointed vice president--acquisitions effective June 1, 2001. He joined Hawaiian in November 1999, as senior director--Boeing 717-200 integration. He previously held the position of attorney with Mesa Air Group from August 1998 to September 1999, Kiwi International Airlines from January 1997 to July 1998 and ValueJet from
May 1995 to December 1996.

    BLAINE J. MIYASATO. Mr. Miyasato has been vice president--customer services since January 2000, after serving as vice president--in-flight, catering and product development from February 1999 to January 2000. From 1993 to 1998 he held various senior positions at Hawaiian including senior director--in-flight, product development and catering.

    GLENN G. TANIGUCHI. Mr. Taniguchi has been vice president--schedule planning since 1998. He was vice president--schedule planning and reservations from 1995 to 1998. He was staff vice president--schedule planning and reservations of Hawaiian from 1991 until 1995.

EXECUTIVE COMPENSATION

    The following Summary Compensation Table sets forth certain information regarding compensation paid for the last three fiscal years to Hawaiian's "named executive officers," who are the chief executive officer and the four other most highly compensated executive officers of Hawaiian whose salary and bonus exceeded $100,000 in the 2001 fiscal year, and up to two additional persons who would have been named executive officers but for the fact that they were not executive officers of Hawaiian at the end of the fiscal year ending on December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG TERM
                                                      ANNUAL COMPENSATION                    COMPENSATION
                                        ------------------------------------------------   ----------------
                                                                            OTHER ANNUAL   SHARES OF COMMON
                                                    SALARY        BONUS     COMPENSATION   STOCK UNDERLYING
NAME AND PRINCIPAL POSITION               YEAR       ($)           ($)         ($)(1)        OPTIONS (#)
---------------------------             --------   --------      --------   ------------   ----------------
John W. Adams.........................    2001     366,667            --            --          200,000
  Chairman of the Board                   2000     200,000            --            --           25,000
                                          1999     200,000            --            --               --
Paul J. Casey.........................    2001     325,000            --        53,326(1)            --
  Vice Chairman of the Board and          2000     325,000            --        11,520(1)       300,000
  Chief Executive Officer                 1999     316,666        80,000        12,364(1)            --
Robert W. Zoller, Jr..................    2001     288,333            --            --          100,000
  President and Chief Operating
    Officer                               2000     230,000            --            --          100,000
                                          1999       9,583(3)         --        36,035(2)       100,000
Christine R. Deister..................    2001     197,917(3)     75,000        92,593(2)       200,000
  Executive Vice President and            2000          --            --            --               --
  Chief Financial Officer                 1999          --            --            --               --
John B. Happ..........................    2001     225,000            --            --               --
  Senior Vice President                   2000     225,000            --        35,620(2)       100,000
  Marketing and Sales                     1999     220,000        35,000            --               --
John L. Garibaldi.....................    2001          --            --       273,693(4)            --
                                          2000     143,000            --       173,000(4)            --
                                          1999     239,999        40,000            --               --

------------------------

(1)  In 1998, Hawaiian made a loan of $28,500 to Mr. Casey. On each of
     March 31, 1999 and March 31, 2000, $10,000 of that loan plus interest thereon was forgiven. On March 31, 2001, the remaining balance of $8,500 and accrued interest thereon was forgiven. In addition, the amount shown for 2001 includes life insurance payments of $13,396, fringe benefits of $21,046, and a car allowance of $9,600.

(2) Hawaiian provides various perquisites to its executives. Except as noted, the value of such perquisites was in each case less than 10% of the named executive officer's total salary and bonus. In 1999, Mr. Zoller received relocation expenses of $14,435, a car allowance of $9,600 and a housing allowance of $12,000. In 2000, Mr. Happ received relocation expenses of $19,126, a car allowance of $9,600 and fringe benefits of $6,894. In 2001, Ms. Deister received relocation expenses of $60,560, a car allowance of $7,200, housing allowance of $3,000, and a dependent education allowance of $21,833.

(3) These salaries represent the amounts earned by the named executive officer when the named executive officer was employed by Hawaiian for less than an entire calendar year. Mr. Zoller's reported compensation for 1999 is for the period beginning December 1, 1999 through December 31, 1999. Ms. Deister's reported compensation for 2001 is for the period beginning March 1, 2001 through December 31, 2001.

(4) Mr. Garibaldi's employment with Hawaiian ended on July 14, 2000. Pursuant to the terms of a confidential separation agreement with Mr. Garibaldi, certain payments of base salary and benefits were continued.

    OPTION GRANTS

    The following table sets forth information about the options granted to the named executive officers in fiscal year 2001 pursuant to the 1996 Stock Incentive Plan. During 2001, no options were granted pursuant to the 1994 Stock Option Plan.

                         OPTION GRANTS LAST FISCAL YEAR

                                                                                                     POTENTIAL
                                                                                                 REALIZEABLE VALUE
                                                                                                    AT ASSUMED
                                                                                                  ANNUAL RATE OF
                                    SHARES OF      % OF TOTAL                                       STOCK PRICE
                                   COMMON STOCK     OPTIONS                                        APPRECIATION
                                    UNDERLYING     GRANTED TO                                   FOR OPTION TERM(4)
                                     OPTIONS      EMPLOYEES IN     EXERCISE     EXPIRATION      -------------------
NAME                                GRANTED(#)    FISCAL YEAR    PRICE ($/SH)      DATE          5%($)      10%($)
----                               ------------   ------------   ------------   ----------      --------   --------
John W. Adams....................    200,000          33.3%         $2.40        02/23/11(1)    301,869    764,996
Robert W. Zoller, Jr.............    100,000          16.7%         $2.40        02/23/11(2)    150,935    382,498
Christine R. Deister.............    200,000          33.3%         $2.46        03/01/11(3)    309,416    784,121

------------------------

(1)  Options granted February 23, 2001; 100% vested on August 24, 2001.

(2) Options granted February 23, 2001; 25% vest on each of the first four anniversaries of the grant date.

(3) Options granted March 1, 2001; 25% vest on each of the first four anniversaries of the grant date.

(4) There can be no assurance that the actual stock price will appreciate at the assumed 5% and 10% levels or at any other level.

    OPTION EXERCISES AND OPTION VALUES

    The following table sets forth for each of the named executive officers the
(i) aggregated options exercised in the last fiscal year and (ii) 2001 fiscal year-end option value.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                       OPTIONS AT               IN-THE-MONEY OPTIONS
                                     SHARES                        FISCAL YEAR-END (#)        AT FISCAL YEAR-END ($)(1)
                                   ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAMED EXECUTIVE OFFICER            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------            -----------   -----------   -----------   -------------   -----------   -------------
John W. Adams....................          --            --      250,000             --         366,875             --
Paul J. Casey....................          --            --      525,000        225,000         253,125        309,375
Robert W. Zoller, Jr.............          --            --      100,000        200,000         171,250        320,000
Christine R. Deister.............          --            --       50,000        150,000          77,000        231,000
John B. Happ.....................          --            --      175,000         75,000         109,375        103,125

------------------------

(1)  The market price per share on December 31, 2001 was $4.00 per share.

    COMPENSATION OF DIRECTORS

    During fiscal year 2001, nonemployee directors were each paid a $12,000 annual retainer fee, prorated on a monthly basis. In addition to the $12,000 annual retainer fee, nonemployee directors received a fee of $1,250 for each meeting of the Hawaiian board attended (decreased to $625 for telephonic attendance) and a fee of $500 for each committee meeting attended. Hawaiian provided travel to and from board meetings, as well as hotel accommodations, meals and ground transportation, as needed, for all directors. Mr. Adams, Mr. Casey, Mr. Morella and Ms. Soper, as employee directors, received only reimbursement for expenses incurred in attending meetings. Nonemployee directors of Hawaiian are eligible to receive stock options under the terms of the 1996 Nonemployee Director Stock Option Plan. At its discretion, the compensation committee of the Hawaiian board of directors, acting pursuant to the plan, can grant stock options to nonemployee directors under the terms of the plan. In 2001, no stock options were granted to nonemployee directors. Additional compensation was given to the members of the special committee for their service on that committee during the last quarter of 2001. See "The Merger--Interests of Hawaiian's Directors and Officers in the Merger--Fees Paid to Special Committee Members."

    EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
     ARRANGEMENTS

    Hawaiian has entered into employment contracts with each of the named executive officers other than Mr. Adams. Except as described below, the agreements for the named executive officers, as amended to date, have substantially the same terms.

    Each of the agreements specifies the officer's title and general duties and provides for a specified term of employment, which term varies as set forth in the table below and rolls forward on a monthly basis; i.e., on the first day of each month, the term of the agreement is extended for an additional month unless either party has given written notice to the other party that it does not wish the term to be extended. Each agreement provides for:

    - the officer's base salary (which is subject to annual review and may be increased in the sole discretion of the board of directors or as the board has designated);

    - the amount of any "signing bonus" or other special benefits;

    - the eligibility of the officer to receive annual performance bonuses in the sole discretion of the compensation committee and/or the Hawaiian board of directors;

    - the right of the officer to participate in fringe benefit programs and benefit plans (such as stock option, pension, disability and life insurance and medical coverages) in accordance with the terms of those programs and benefits;

    - the right of the officer, and the officer's spouse and dependents, to travel benefits on Hawaiian flights;

    - the right of the officer to be included in Hawaiian's executive long-term disability insurance plan;

    - the right of the officer to be reimbursed for business expenses in accordance with Hawaiian policies;

    - the right of the officer to receive an automobile allowance, a housing allowance, and reimbursement for club dues (which rights vary among the named executive officers with employment contracts); and

    - the obligations of the officer to maintain the confidentiality of Hawaiian's information.

    Certain of the contractual provisions that vary in the employment contracts of the four named executive officers are shown in the following table:

                                    EFFECTIVE                                          SPECIAL
                                     DATE OF      TERM          BASE        INITIAL     OTHER           SIGNING
NAME                                CONTRACT     (MOS.)        SALARY       BONUS($)   FEATURES         OPTIONS
----                                ---------   --------      --------      --------   --------         --------
Paul J. Casey.....................  04/14/97       36         $325,000      $70,000         --          150,000
Robert W. Zoller, Jr..............  12/01/99       24(1)      $230,000(2)        --         --          100,000
Christine R. Deister..............  03/01/01       12(3)      $250,000      $75,000    $80,000(4)(5)    200,000
John B. Happ......................  12/15/97       18         $225,000           --    $50,000(5)            --

------------------------

(1) The term of Mr. Zoller's employment agreement increased from 12 months to 24 months on December 1, 2001, the second anniversary of the effective date of his employment agreement.

(2) Mr. Zoller's base salary was increased to $300,000 effective as of January 31, 2001.

(3) The term of Ms. Deister's employment agreement will increase to 24 months on the second anniversary of the effective date of her employment agreement and will increase to 18 months upon a change of control before the second anniversary of the effective date.

(4)  Lump sum payment of $30,000 towards temporary living expenses.

(5)  Relocation allowance up to $50,000.

    There are also certain differences in the termination provisions in the employment agreements of the named executive officers. All of the agreements provide for termination:

    - immediately upon the officer's death;

    - at Hawaiian's election, if the officer is unable to perform his or her duties as a result of a medical or physical incapacity for 120 days in any consecutive 7-month period;

    - at any time by Hawaiian for "cause" (as defined in the agreements); and

    - at any time by Hawaiian without cause.

    In addition, the employment agreements with Mr. Casey, Mr. Zoller and Ms. Deister provide that they may be terminated by the officer for "good reason" (which includes certain transactions that involve changes in control, a material change in the officer's duties, a material breach by Hawaiian of the agreement, the failure by Hawaiian to provide incentive compensation and benefit plans comparable to those in effect at the time the agreement was entered into and the relocation of Hawaiian's principal executive offices outside the Honolulu area). If the officer's employment is terminated by death or by reason of disability, the officer (or his or her beneficiaries) is entitled to benefits in accordance with Hawaiian's retirement, insurance and other programs and plans then in effect. If the officer's employment is terminated by act of Hawaiian other than for cause, or in the case of Mr. Casey, Mr. Zoller and Ms. Deister, by such officer for good reason, then such officer is entitled to receive:

    - Any base salary accrued but unpaid prior to the termination date, and

    - The continued payment of the officer's base salary and fringe benefits for a period after the termination date that is equal to the term of the officer's employment agreement as discussed above.

    Finally, the agreements provide that an officer terminated for cause is not entitled to continuation of the officer's base salary or other benefits after the termination date.

    On June 30, 2000, the compensation committee of Hawaiian's board authorized amendments of employment agreements with and certain agreements granting options to specified officers to provide that, for those officers, in the event a change of control in ownership of Hawaiian occurs before June 30, 2003:

    - all stock options granted to such officers prior to and on June 30, 2000 would accelerate and become fully vested; and

    - the exercise price of any unexercised options previously granted and having a higher exercise price than the market price of the stock on June 30, 2000 would then be "reset" to the market price on June 30, 2000.

    As of January 31, 2001 employment agreements for Mr. Casey and Mr. Zoller were amended to change their titles and responsibilities.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Arthur J. Pasmas, Reno F. Morella and Thomas J. Trzanowski served on the compensation committee of the Hawaiian board of directors from January 2001 until May 25, 2001, after which date Edward Z. Safady replaced Mr. Pasmas on the compensation committee. No other member of Hawaiian's board of directors or other person served on the compensation committee during the 2001 fiscal year. Except for Mr. Morella, who is an employee of Hawaiian, no member of the compensation committee is (or was during the 2001 fiscal year) a current or former officer or employee of Hawaiian and no executive officer of Hawaiian is (or was during the 2001 fiscal year) a member of the board or compensation (or equivalent) committee of any corporation of which a member of the Hawaiian's compensation committee is (or was during the 2001 fiscal year) an executive officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From July 17, 2000 through February 28, 2001, William F. Loftus served as executive vice president, chief financial officer and treasurer of Hawaiian. During this period, Hawaiian paid Mr. Loftus a base salary of $152,000. During this same period, Hawaiian paid The Loftus Group, a financial and management consulting firm of which more than ten percent (10%) is owned by Mr. Loftus, $638,535 in fees for financial consulting services, plus expenses.

    On May 19, 2000, Hawaiian invested $3.0 million in certificates of deposit with Liberty Bank, SSB, of Austin, Texas. Liberty Bank is majority owned by John
W. Adams and another individual. John W. Adams is an employee of Hawaiian, Chairman of Hawaiian's board of directors and the sole shareholder of AIP General Partner, Inc., the general partner of Airline Investors Partnership, L.P., which is the majority owner of Hawaiian. Current directors of Hawaiian include Edward Z. Safady and Thomas J. Trzanowski, both of whom are also employees and/or directors of Liberty Bank, SSB.

    On December 19, 2001, Hawaiian executed an Advisory Services Agreement with Smith Management LLC and John W. Adams, pursuant to which Hawaiian or its successor will pay, upon the completion of the merger, $4 million in cash to John W. Adams and $1 million in cash, one million shares of Company common stock and notes with an aggregate principal amount of $2 million to Smith Management. John W. Adams is an affiliate of Smith Management.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined balance sheet and statements of operations give effect to the following transactions as if they were completed on September 30, 2001, with respect to the unaudited pro forma combined balance sheet, and January 1, 2000, with respect to the unaudited pro forma combined statements of operations:

    - the merger of Hawaiian and Aloha and related transactions;

    - the purchase and cancellation of the Series C preferred stock of Aloha;

    - the payment of $10 million to AIP LLC, the controlling shareholder of Hawaiian; and

    - the issuance of an aggregate of $70.3 million principal amount of notes to all current Hawaiian shareholders and to an advisor of Hawaiian.

    The unaudited pro forma data is based upon available information and assumptions that management of the Company, Hawaiian and Aloha believes are reasonable. In addition, in preparing the unaudited pro forma combined financial statements, it has been assumed that Hawaiian is treated, for accounting purposes, as the acquirer. In connection therewith, a preliminary allocation of the purchase price of Aloha has been performed, and other adjustments to Aloha's balance sheet as of September 30, 2001 have been made, principally with respect to pension related matters and to conform Aloha's maintenance accounting policies to those of Hawaiian. Synergies resulting from the merger, such as reduced operating costs, are not reflected in the pro forma data. The exact number of shares of common stock of the Company to be issued to TurnWorks and Aloha and the amount of the notes to be issued to Hawaiian shareholders will be determined upon completion of the merger. The number of shares and the amount of the notes will depend on the number of outstanding stock options to purchase shares of Hawaiian common stock exercised before the completion of the merger. The pro forma data assumes that none of the Hawaiian options will be exercised. Management of Hawaiian, Aloha and the Company do not believe that the exercise of these options or issuance of additional shares or notes will have a material impact on the pro forma data presented in this document. The combined entity will also refine the purchase price allocation as well as the other adjustments upon completion of the merger and other transactions. The actual adjustments may differ from those reflected in the unaudited pro forma combined financial statements. Except as noted above, no other changes in the capitalization are reflected in the pro forma data. Although the Company is negotiating for additional lines of credit, they are not expected to be drawn down at closing of the merger.

    The issuance of the shares of the Company's common stock to Aloha and TurnWorks has been valued using an average price of $2.50 per share, the price per share of Hawaiian's common stock immediately prior to the announcement of the merger. While Hawaiian's stock price rose above $4.00 per share after the announcement, this increase has been attributed to the pending issuance of the notes to the current Hawaiian shareholders. In accordance with Emerging Issues Task Force 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the acquiring company is required to average the stock prices a few days before and after the announcement of the merger. The common stock price of Hawaiian rose to $3.75 per share a few days after the announcement of the merger and did not rise above $4.00 per share until several weeks after the announcement of the merger. The Company estimates that, based upon an analysis conducted in connection with the execution of the merger agreement, the value of the $2.00 principal amount of notes to be issued to Hawaiian shareholders in the merger will be approximately $1.25 to $1.50. The pro forma data utilizes $1.25. Therefore, the shares of the Company's common stock to be issued to Aloha and TurnWorks are valued at $2.50 per share.

    The unaudited pro forma combined financial statements are for information purposes only, do not purport to represent what Hawaiian's financial position would have actually been had the transactions in fact occurred on the assumed dates, and are not necessarily indicative of the results of future operations of the combined company or the actual results that would have been achieved if the merger of Hawaiian and Aloha been completed during the periods indicated. While specified merger-related costs have been identified and reflected in the unaudited pro forma combined financial statements, other costs are likely to arise as the companies merge operationally, including, among others, additional severance as the respective union seniority lists are merged and additional facility and aircraft-related costs. The amounts of these costs could be material and are not currently subject to precise estimation as they will be incurred over several years. You should read the unaudited pro forma combined financial statements in conjunction with the consolidated historical financial statements of Hawaiian and Aloha, including the related notes contained in this joint proxy statement/prospectus.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
        (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          PRO FORMA
                                         ALOHA     HAWAIIAN   COMBINED   ADJUSTMENTS    PRO FORMA
                                        --------   --------   --------   -----------   -----------
OPERATING REVENUE:
  Passenger...........................  $260,260   $475,475   $735,735                 $   735,735
  Freight.............................    35,604     27,791     63,395                      63,395
  Other...............................    19,677    103,954    123,631                     123,631
                                        --------   --------   --------     --------    -----------
      Total operating revenue.........   315,541    607,220    922,761           --        922,761
                                        --------   --------   --------     --------    -----------
OPERATING EXPENSES:
  Employee wages and benefits.........   126,704    160,459    287,163                     287,163
  Aviation fuel.......................    48,693    127,221    175,914                     175,914
  Rentals and landing fees............    52,804     39,458     92,262                      92,262
  Maintenance and overhaul............    27,666    111,240    138,906                     138,906
  Depreciation and amortization.......     9,714     16,321     26,035       10,791(1)      36,826
  Commissions.........................     4,793     14,798     19,591                      19,591
  Restructuring charge................        --     14,920     14,920                      14,920
  Consulting services.................        --         --         --       17,460(1)      17,460
  Other...............................    50,736    136,598    187,334                     187,334
                                        --------   --------   --------     --------    -----------
      Total operating expenses........   321,110    621,015    942,125       28,251        970,376
                                        --------   --------   --------     --------    -----------
      Operating income (loss).........    (5,569)   (13,795)   (19,364)     (28,251)       (47,615)

OTHER INCOME (EXPENSES):
  Interest expense....................    (4,137)    (3,034)    (7,171)      (8,312)(3)     (15,483)
  Interest income.....................       207      4,291      4,498                       4,498
  Other net...........................       (10)       220        210                         210
                                        --------   --------   --------     --------    -----------
      Other income (expenses), net....    (3,940)     1,477     (2,463)      (8,312)       (10,775)
                                        --------   --------   --------     --------    -----------
      Income (loss) before income
        taxes.........................    (9,509)   (12,318)   (21,827)     (36,563)       (58,389)

Provision (credit) for income taxes...    (3,694)     6,290      2,596       (2,596)(5)          --
                                        --------   --------   --------     --------    -----------
Income (loss) from continuing
  operations..........................  $ (5,815)  $(18,608)  $(24,423)    $(33,967)   $   (58,390)
                                        ========   ========   ========     ========    ===========
Net Income (Loss) per Common Share
  from Continuing Operations:
    Basic.............................                                                 $      (.85)
    Diluted...........................                                                        (.85)
Weighted Average Number of Shares
  Outstanding:
    Basic.............................                                                  68,674,458
    Diluted...........................                                                  68,674,458

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
        (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                PRO FORMA
                                               ALOHA     HAWAIIAN   COMBINED   ADJUSTMENTS    PRO FORMA
                                              --------   --------   --------   -----------   -----------
OPERATING REVENUE:
  Passenger.................................  $215,408   $370,723   $586,131                 $   586,131
  Freight...................................    29,434     16,908     46,342                      46,342
  Other.....................................    11,037     82,877     93,914                      93,914
                                              --------   --------   --------     --------    -----------
      Total operating revenue...............   255,879    470,508    726,387           --        726,387
                                              --------   --------   --------     --------    -----------
OPERATING EXPENSES:
  Employee wages and benefits...............   104,031    137,006    241,037                     241,037
  Aviation fuel.............................    37,144     86,112    123,256                     123,256
  Rentals and landing fees..................    44,862     41,899     86,761                      86,761
  Maintenance and overhaul..................    25,374     76,439    101,813                     101,813
  Depreciation and amortization.............     8,271     11,177     19,448        8,093(1)      27,541
  Commissions...............................     4,763     12,625     17,388                      17,388
  Federal relief under Stabilization Act....    (5,047)    (8,500)   (13,547)                    (13,547)
  Consulting services.......................        --         --         --       13,095(1)      13,095
  Other.....................................    47,548     96,980    144,528                     144,528
                                              --------   --------   --------     --------    -----------
      Total operating expenses..............   266,946    453,738    720,684       21,188        741,872
                                              --------   --------   --------     --------    -----------
      Operating income (loss)...............   (11,067)    16,770      5,703      (21,188)       (15,485)
                                              --------   --------   --------     --------    -----------
OTHER INCOME (EXPENSES):
  Interest expense..........................    (2,893)        --     (2,893)      (6,591)(3)      (9,484)
  Interest income...........................       149      1,467      1,616                       1,616
  Foreign currency exchange gains
    (losses)................................        --         --         --                          --
  Sundry, net...............................      (864)     9,448      8,584                       8,584
                                              --------   --------   --------     --------    -----------
      Other expenses, net...................    (3,608)    10,915      7,307       (6,591)           716
                                              --------   --------   --------     --------    -----------
      Income (loss) before income taxes.....   (14,675)    27,685     13,010      (27,779)       (14,769)

Provision (credit) for income taxes.........    (3,161)    12,457      9,296       (9,296)(5)          --
                                              --------   --------   --------     --------    -----------
Income (loss) from continuing operations....  $(11,514)  $ 15,228   $  3,714     $(18,483)   $   (14,769)
                                              ========   ========   ========     ========    ===========
Net Income (Loss) per Common Share from
  Continuing Operations:
    Basic...................................                                                 $      (.22)
    Diluted.................................                                                        (.22)

Weighted Average Number of Shares
Outstanding:
    Basic...................................                                                  68,674,458
    Diluted.................................                                                  68,674,458

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             AT SEPTEMBER 30, 2001
                          (THOUSANDS OF U.S. DOLLARS)

                                                                                         PRO FORMA ADJUSTMENTS
                                                                       ----------------------------------------------------------
                                                                       ISSUANCE OF
                                                                          COMMON      ISSUANCE OF
                                          AS REPORTED                     STOCK        NOTES AND    COSTS, SEVERANCE,
                                      -------------------              TO ALOHA AND   SHAREHOLDER          AND          PRO FORMA
                                       ALOHA     HAWAIIAN   COMBINED    TURNWORKS      PAYMENTS      OPTION PAYOUTS     COMBINED
                                      --------   --------   --------   ------------   -----------   -----------------   ---------
Assets:
  Cash and cash equivalents.........  $ 23,288   $121,030   $144,318     $     --      $(26,500)(3)     $ (5,000)(3)    $112,818
  Restricted cash...................        --      1,484     1,484                                                        1,484
  Accounts receivable, net..........    26,792     26,476    53,268        (2,000)(1)                                     51,268
  Refundable income taxes...........     4,577         --     4,577                                                        4,577
  Inventories, net..................    12,184      5,322    17,506        (2,000)(1)                                     15,506
  Assets held for sale..............        --         --        --                                                           --
  Deferred tax asset, net...........     8,276      3,253    11,529                                                       11,529
  Prepaid exenses and other.........     1,935     18,916    20,851            --            --               --          20,851
                                      --------   --------   --------     --------      --------         --------        --------
    Total current assets............    77,052    176,481   253,533        (4,000)      (26,500)          (5,000)        218,033
  Property and equipment, net.......    64,278     53,571   117,849       (12,000)(1)                                    105,849
  Goodwill..........................        --     29,860    29,860       132,519 (1)     1,500 (1)       81,792 (4)     245,671
  Prepaid pension cost..............    39,309         --    39,309       (39,309)(1)                                         --
  Deferred tax asset, net...........        --         --        --                                                           --
  Other assets......................    16,794     42,667    59,461            --            --           (8,000)(4)      51,461
                                      --------   --------   --------     --------      --------         --------        --------
    Total noncurrent assets.........   120,381    126,098   246,479        81,210         1,500           73,792         402,981
                                      --------   --------   --------     --------      --------         --------        --------
      Total assets..................  $197,433   $302,579   $500,012     $ 77,210      $(25,000)        $ 68,792        $621,014
                                      ========   ========   ========     ========      ========         ========        ========
Liabilities and shareholders'
  equity:
  Current portion of long-term
    debt............................  $    165   $  6,662   $ 6,827      $     --      $     --         $     --        $  6,827
  Current portion of capital lease
    obligations.....................       938        993     1,931                                                        1,931
  Note payable to bank..............    29,100         --    29,100                                                       29,100
  Accounts payable..................    20,008     54,339    74,347         2,000 (1)                                     76,347
  Accrued liabilities...............    20,302     46,990    67,292        12,000 (1)                    111,458 (4)     190,750
  Air traffic laibility.............    51,999    119,579   171,578            --            --               --         171,578
                                      --------   --------   --------     --------      --------         --------        --------
    Total current liabilities.......   122,512    228,563   351,075        14,000            --          111,458         476,533
  Long-term debt....................     1,425     10,425    11,850                      70,302 (3)                       82,152
    Original issue discount.........        --         --        --                     (26,364)(3)                      (26,364)
                                      --------   --------   --------                                                    --------
    Long-term debt, net.............     1,425     10,425    11,850                      43,938                           55,788
  Capital lease obligations.........     9,840      2,289    12,129                                                       12,129
  Note payable to bank..............        --         --        --                                                           --
  Other liabilities and deferred
    credits.........................    34,978     29,569    64,547        28,000 (1)        --               --          92,547
                                      --------   --------   --------     --------      --------         --------        --------
    Total liabilities...............   168,755    270,846   439,601        42,000        43,938          111,458         636,997
Redeemable Preferred Stock..........    24,930         --    24,930        (9,930)(2)   (15,000)(3)                           --
Shareholders' equity................     3,748     31,733    35,481        45,140 (2)   (53,938)(3)      (42,666)(4)     (15,983)
                                      --------   --------   --------     --------      --------         --------        --------
    Total liabilities and
      shareholders' equity..........  $197,433   $302,579   $500,012     $ 77,210      $(25,000)        $ 68,792        $621,014
                                      ========   ========   ========     ========      ========         ========        ========

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

ISSUANCE OF COMMON STOCK TO ALOHA AND TURNWORKS

(1) The excess of purchase price over the assumed fair value of identifiable assets acquired was calculated as follows. Except as adjusted below, the historical book value of the tangible and intangible assets of Aloha was assumed to approximate fair value as management believes they will not materially differ in the final purchase price allocation.

Historical net assets of Aloha as of September 30, 2001.....  $ 28,678
Series C preferred stock of Aloha as of September 30,
  2001......................................................   (16,500)
Adjustments related to the merger:
  Elimination of prepaid pension asset ($39,309) and
    recognition of pension liability ($28,000)..............   (67,309)
  Adjustment of deferred maintenance asset and accrual of
    aircraft maintenance obligations to conform to
    Hawaiian's maintenance policy...........................   (20,000)
  Other adjustments.........................................   (10,000)
                                                              --------
Adjusted deficit............................................   (85,131)
Amount paid.................................................    48,888
                                                              --------
Amount allocated to goodwill................................  $134,019
                                                              ========

    The purchase price paid for Aloha of $48.9 million was determined based on the shares of common stock issued to the common shareholders of Aloha, using a price of $2.50 per share. The common stock issued to TurnWorks, which has an assumed aggregate value of $34.9 million, has been accounted for as a new equity issuance and as deferred compensation, and is being amortized in the accompanying pro forma combined statements of operations as consulting services over the two-year vesting period.

    The $134 million excess purchase price has been preliminarily allocated to goodwill, although a more thorough analysis of the purchase price allocation will be performed in connection with the transaction. The goodwill is being amortized over 20 years in the accompanying pro forma statements of operations. However, effective January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the goodwill will not be amortized but will be subject to impairment analysis.

(2) In the merger, 33,523,642 shares of common stock, representing approximately 48.8% of the combined entity, are to be issued to the common shareholders of Aloha and to TurnWorks. If all of the options to purchase Hawaiian common stock are exercised prior to the completion of the merger, an estimated additional 754,500 shares will be issued to Aloha and TurnWorks, the total representing approximately 47.3% of the combined entity. The number of shares of Company common stock will depend on the number of outstanding stock options to purchase shares of Hawaiian common stock that are exercised before the completion of the merger. Options to purchase approximately 3,018,000 shares of Hawaiian common stock are outstanding, and the cash that Hawaiian would receive if all of the options are exercised is approximately $8.9 million (without regard to the repricing of the options). Immediately prior to the completion of the merger, the Series B preferred stock of Aloha will be converted into common stock of Aloha. The shares of Company common stock issued to the common shareholders of Aloha and TurnWorks have been valued using a price of $2.50 per share, the price of the Hawaiian common stock immediately prior to the announcement of the merger. Although the price of Hawaiian common stock rose above $4.00 per share subsequent to the announcement of the merger, any increase in the trading price following the announcement has, in accordance with ETIF 99-12, been attributed to the anticipated value of the notes.

    The adjustment to common shareholders' equity therefore consists of the following:

New common stock issued.....................................  $83,808
Aloha common shareholders' equity at September 30, 2001.....   (3,748)
Deferred compensation.......................................  (34,920)
                                                              -------
Increase in common shareholders' equity of combined
  equity....................................................  $45,140
                                                              =======

ISSUANCE OF NOTES AND SHAREHOLDER PAYMENTS

(3) In connection with the merger and related transactions, it is proposed that:

    - AIP LLC, a Hawaiian shareholder, will be paid $10.0 million (in addition to the other merger consideration), which has been accounted for in the unaudited pro forma combined financial statements as a distribution to Hawaiian's shareholders.

    - Hawaiian's shareholders and consultants and advisors will receive in the aggregate a pro-rata distribution of approximately $70.3 million principal amount of new notes of the combined entity, including $2 million principal amount of new notes to consultants and advisors for services rendered. The total principal amount of the new notes may increase by approximately $[6.0] million depending on the number of options to purchase Hawaiian common stock that shareholders exercise before the completion of the merger. The notes will bear interest at a rate of 8% per annum, which has been reflected in the accompanying unaudited pro forma combined statements of operations. The issuance of the notes has been accounted for as a distribution to Hawaiian's shareholders in the unaudited pro forma combined financial statements. The original issuance discount has been estimated to be 37.5%, which will be added to interest expense over the life of the notes.

    - Aloha's Series C preferred stock will be purchased for approximately $16.5 million and cancelled in the merger.

COSTS, SEVERANCE AND OPTION ISSUANCES

(4) It is expected that certain merger-related costs will be incurred, including professional fees, severance, and other merger-related expenses. An estimate of these costs is summarized as follows:

                                                                   (000'S)
                                                             -------------------
                                                             ACCRUED     SHARES
                                                             --------   --------
Legal and accounting fees..................................  $ 12,000       --
Consultants and investment banking.........................     5,500    1,000
Severance..................................................    11,900       --
Integration and other costs................................    19,200       --
Excess leased assets (principally aircraft, including
  initial lease costs).....................................    75,858       --
                                                             --------    -----
                                                              124,458    1,000
Less: amount paid in cash..................................     5,000       --
                                                             --------    -----
                                                             $119,458    1,000
                                                             ========    =====

        The one million shares of common stock to be issued to consultants and investment banking advisors have been valued at $2.50 per share
        ($2.5 million), resulting in estimated total costs of $127.0 million. In addition, it is expected that specified options of Hawaiian and Aloha may be cashed out at the date of the merger.

    The approximate allocation of these costs (which are assumed accrued/issued at closing) and related adjustment to common shareholders' equity is as follows:

                                                  GOODWILL   EXPENSE     TOTAL
                                                  --------   --------   --------
Legal and accounting fees.......................  $ 9,000    $ 3,000    $ 12,000
Consultants and investment banking..............    5,800      2,200       8,000
Severance.......................................    6,900      5,000      11,900
Integration and other costs.....................   10,100      9,100      19,200
Excess leased assets (principally aircraft).....   49,992     25,866      75,858
                                                  -------    -------    --------
  Total costs and expenses......................  $81,792     45,166    $126,958
                                                  =======               ========
Shares issued to consultants and advisors.......              (2,500)
                                                             -------
  Decrease in common stockholders' equity of
    combined equity.............................             $42,466
                                                             =======

    The reserves for severance, integration and other costs, and excess leased assets primarily relate to the elimination of duplicative operational and general and administrative functions and the retirement of leased aircraft upon the integration of the fleets of Hawaiian and Aloha. The amounts charged against goodwill are for anticipated actions related to Aloha that are to be recorded in accordance with EITF Consensus 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The amounts charged to expense are for anticipated actions related to Hawaiian that are to be recorded in accordance with Emerging Issues Task Force Consensus 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The merger-related costs of $45,166 are not reflected in the pro forma statements of operations. In accordance with SEC
    Regulation S-X, Rule 11-02 (b)(5), costs with a one-time impact are not presented as adjustments in the pro forma statement of operations but are disclosed and reflected in the pro forma balance sheet. The employee terminations, aircraft retirements and other actions will occur as the operations of Hawaiian and Aloha are integrated, and are based on management's preliminary review of synergies that exist between the two companies. The analysis is expected to be finalized after consummation of the merger, and may result in additional amounts being reserved, or the reallocation of amounts between goodwill and expense.

INCOME TAXES

(5) As a result of the unaudited pro forma net loss, no tax benefit has been reflected for the above adjustments in the accompanying unaudited pro forma combined statements of operations. The combined entity will review its tax position to determine whether such benefit will be available. Additionally, no deferred tax assets have been recognized in the purchase price allocation due to the unaudited pro forma net loss. Any future tax benefits related to Aloha's deductible temporary differences and operating loss and tax credit carryforwards will be accounted for as a reduction in the goodwill related to the acquisition.

                     MARKET PRICE AND DIVIDEND INFORMATION

    In the table below, we present the range of the reported high and low sales prices on the American Stock Exchange of Hawaiian common stock for the calendar quarters indicated. The shares of Hawaiian common stock are listed on the American Stock Exchange under the symbol "HA."

                                                                 PRICE RANGE
                                                             -------------------
                                                               HIGH       LOW
                                                             --------   --------
2000
-----------------------------------------------------------
Quarter ended March 31.....................................   $ 2.50    $  1.75
Quarter ended June 30......................................    2.875     2.0625
Quarter ended September 30.................................     2.75       2.25
Quarter ended December 31..................................     2.50       1.95

2001
-----------------------------------------------------------
Quarter ended March 31.....................................   $ 3.25    $1.8125
Quarter ended June 30......................................     3.30       2.30
Quarter ended September 30.................................     3.50       1.70
Quarter ended December 31..................................     4.05       2.06

2002
-----------------------------------------------------------
Quarter ended March 31 (through -, 2002)...................   $    -    $     -

    On December 18, 2001, the last trading day before Hawaiian publicly announced the signing of the merger agreement, the closing price per share of
Hawaiian common stock was $2.50. On   -  , 2002, the most recent trading day for
which prices were available prior to the printing of this document, the closing price per share of Hawaiian common stock was $ - . Past price performance is not necessarily indicative of future price performance. WE ENCOURAGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF HAWAIIAN COMMON STOCK.

    No established public trading market currently exists for Aloha common stock or Company common stock. The Company has filed an application with the American Stock Exchange and the Pacific Exchange to list on each exchange the Company common stock that shareholders of Hawaiian and Aloha will receive in the merger.

    On February 8, 2002, the record date, there were approximately 1,030 record holders of Hawaiian common stock, 40 record holders of Aloha common stock, 16 record holders of Aloha Series B preferred stock and one record holder of Company common stock.

    Neither Hawaiian nor Aloha paid cash dividends on its common stock during the quarters indicated above and Hawaiian, Aloha and the Company have no plans to do so in the foreseeable future. In the merger agreement, Hawaiian, Aloha and the Company agreed that, until the merger is completed or the merger agreement is terminated, they will not make, declare or pay any dividends or distributions on their respective common stock. Moreover, Hawaiian and Aloha are, and the Company will be, prohibited from paying dividends by the terms of their most restrictive debt instruments. The Company intends to retain its earnings, if any, to finance the development and growth of the combined business.

                     OWNERSHIP OF HAWAIIAN CAPITAL STOCK BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership, both direct and indirect, reported to Hawaiian as of January 31, 2002, of Hawaiian common stock and Hawaiian special preferred stock, including shares as to which a right to acquire ownership exists (for example, through the ability to exercise stock options) within 60 days of the record date. The information is presented for beneficial owners of more than 5% of Hawaiian common stock and Hawaiian special preferred stock, for each director and the chief executive officer and four other most highly compensated executive officers of Hawaiian for the fiscal year 2001 and for the group comprised of all directors and executive officers of Hawaiian. Hawaiian knows of no persons other than those identified below who owned beneficially more than 5% of the outstanding shares of Hawaiian common stock as of January 31, 2002.

                                       NUMBER OF SHARES OF         PERCENT AND CLASS OF      PERCENT AND CLASS OF
                                       HAWAIIAN COMMON AND         HAWAIIAN COMMON AND          COMPANY COMMON
                                         PREFERRED STOCK          PREFERRED STOCK OWNED      AND PREFERRED STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER  BENEFICIALLY OWNED(1)             PRE-MERGER           OWNED POST-MERGER(2)
------------------------------------  ---------------------      ------------------------  ------------------------
Airline Investors Partnership,              18,181,818(3)        53.24% of common stock    26.47% of common stock
  L.P. .............................                 4(3)          100% of Series B          100% of Series B
  AIP General Partner, Inc.                                        special preferred         special preferred
  885 Third Avenue, 34th Floor                                     stock (constituting       stock (constituting
  New York, NY 10022                                               57.1% of all preferred    27.27% of all
                                                                   stock)                    preferred stock)

John W. Adams ......................        18,462,643(3)        53.67% of common stock    26.88% of common stock
                                                     4(3)          100% of Series B          100% Series B special
                                                                   special preferred         preferred stock
                                                                   stock (constituting       (constituting 27.27%
                                                                   57.1% of all preferred    of all preferred
                                                                   stock)                    stock)

Amber Arbitrage LDC ................         4,667,672(4)        13.67% of common stock    6.7% of common stock
  c/o Custom House Fund
    Management Ltd
  31 Kildare Street, Dublin 2,
  Ireland

Dimensional Fund Advisors, Inc. ....         3,221,100(5)        9.43% of common stock     4.6% of common stock
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

Mazama Capital Management, LLC .....         2,556,200(6)        7.49% of common stock     3.7% of common stock
  One SW Columbia Street
  Portland, OR 97258

The Vanguard Group .................         1,771,604(7)        5.19% of common stock     2.5% of common stock
  14321 North Northsight Boulevard
  Scottsdale, AZ 85260

Association of Flight Attendants ...                 1           100% of Series C special  100% of Series D special
  1625 Massachusetts Avenue, N.W.                                  preferred stock           preferred stock
  Washington, DC 20036-2212                                        (constituting 14.3% of    (constituting 9.09% of
  Attn.: David Borer, Esq.                                         all preferred stock)      all preferred stock)

International Association of
  Machinists and Aerospace
  Workers ..........................                 1           100% of Series D special  100% of Series E special
    P.O. Box 3141                                                  preferred stock           preferred stock
    South San Francisco, CA 94083                                  (constituting 14.3% of    (constituting 9.09% of
    Attn: Kenneth Thiede                                           all preferred stock)      all preferred stock)

                                       NUMBER OF SHARES OF         PERCENT AND CLASS OF      PERCENT AND CLASS OF
                                       HAWAIIAN COMMON AND         HAWAIIAN COMMON AND          COMPANY COMMON
                                         PREFERRED STOCK          PREFERRED STOCK OWNED      AND PREFERRED STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER  BENEFICIALLY OWNED(1)             PRE-MERGER           OWNED POST-MERGER(2)
------------------------------------  ---------------------      ------------------------  ------------------------
Hawaiian Master Executive                            1           100% of Series E special  100% of all Series F
  Council ..........................                               preferred stock           special preferred
  c/o Air Line Pilots Association                                  (constituting 14.3% of    stock (constituting
  3375 Koapaka Street,                                             all preferred stock)      9.09% of all preferred
  Suite F-238-8                                                                              stock)
  Honolulu, HI 96819
  Attn.: Master Chairman, Hawaiian
    MEC

Paul J. Casey ......................           535,000(8)        1.54% of common stock     common stock*

Todd G. Cole .......................            30,000(9)        common stock*             common stock*

Robert G. Coo ......................            30,765(9)        common stock*             common stock*

Joseph P. Hoar .....................            24,000(9)        common stock*             common stock*

Reno F. Morella ....................             8,887(10)(11)   common stock*             common stock*

Samson Poomaihealani ...............            24,000(9)        common stock*             common stock*

Edward Z. Safady ...................            42,000(9)        common stock*             common stock*

Sharon L. Soper ....................             1,165(11)       common stock*             common stock*

Thomas J. Trzanowski ...............            25,000(9)(12)    common stock*             common stock*

William M. Weisfield ...............             1,000           common stock*             common stock*

Christine R. Deister ...............            50,000(13)       common stock*             common stock*

John B. Happ .......................           175,000(14)       common stock*             common stock*

Robert W. Zoller, Jr. ..............           103,000(15)       common stock*             common stock*

All directors, nominees and
  executive officers as a group
  including those named above
  (23 persons) .....................        19,837,282           55.59% of common stock    28.88% of common stock

------------------------------

   * Less than 1%

  (1) Each executive officer and director has sole voting and investment power with respect to the shares listed after his or her name except for shares issued to the Hawaiian Airlines, Inc. 401(k) Savings Plan, the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants and the Hawaiian Airlines, Inc. Pilots' 401(k) Plan or as otherwise indicated in the footnotes that follow. Shares of Hawaiian common stock allocated to participants' accounts in the 401(k) Savings Plan, the Flight Attendants' 401(k) Plan and the Pilots' 401(k) Plan are voted on matters presented at shareholders meetings by the Vanguard Group, Inc. as trustee for each of the respective Plans, pursuant to written directions of the participants. Shares held by each plan with respect to which no participant directions are received are voted according to the direction of the majority of the shares held by each of the plans for which the trustee receives written directions. Unallocated shares are voted by fiduciaries designated by the respective plans.

  (2) The calculation of the percentage of Company common stock and special preferred stock owned by the beneficial owners after the completion of the merger assumes that none of the outstanding options to purchase
      3,018,000 shares of Hawaiian common stock are exercised.

  (3) According to an amendment to their Schedule 13D filing with the SEC dated December 21, 2001, Airline Investors Partnership, L.P., AIP General Partner, Inc. and John W. Adams exercise sole voting and dispositive power over 18,181,818 shares of Hawaiian common stock and all four shares of Hawaiian Series B special preferred stock. Mr. Adams exercises sole voting and dispositive power over an additional 280,825 shares of Hawaiian common stock, which includes options to purchase 250,000 shares of Hawaiian common stock. Mr. Adams is the sole shareholder of AIP General
      Partner, Inc. and AIP General Partner, Inc. is the general partner of AIP.

  (4) On May 14, 1998, Amber Arbitrage LDC filed a Schedule 13G with the SEC in respect of ownership of an aggregate of 4,667,672 shares of Hawaiian common stock. Amber Arbitrage reported sole voting power and sole dispositive power with respect to all such shares. No subsequent filing has been made by Amber Arbitrage.

  (5) Dimensional Fund Advisors, Inc., an investment advisor registered under
      Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. In its role as investment advisor and investment manager, Dimensional possessed both investment and voting power over 3,221,100 shares of Hawaiian common stock as of December 31, 2001. The four investment companies and the other investment vehicles referred to above own all securities reported in this statement, and Dimensional disclaims beneficial ownership of these securities.

  (6) On January 31, 2002, Mazama Capital Management, Inc., an Oregon corporation, filed an amended Schedule 13G with the Securities and Exchange Commission with respect to 2,333,050 shares of Common Stock as of December 31, 2001. Mazama is an investment advisor registered under
      Section 203 of the Investment Advisors Act of 1940. Mazama is reporting possession of investment power over the shares which are owned by investment companies and other accounts under management by Mazama. Mazama possesses voting power over approximately 86% of said shares. Mazama disclaims beneficial ownership.

  (7) On February 14, 2002, Vanguard Fiduciary Trust Company, as trustee of Hawaiian Airlines, Inc. 401(k) Savings Plan, Hawaiian Airlines, Inc. Pilots' 401(k) Plan and Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants, filed a Schedule 13G with the SEC with respect to 1,771,604 shares, or 5.19%, of Hawaiian common stock held as of December 31, 2001. Shares of Hawaiian common stock are held in trust for the benefit of employees participating in the plans. Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares that have been allocated to the individual accounts of plan participants for which voting directions have been received.

  (8) Includes options to purchase 525,000 shares of Hawaiian common stock that have vested or will vest within 60 days of the record date. Options to purchase an additional 225,000 shares will vest automatically immediately prior to the completion of the merger.

  (9) Includes options to purchase 24,000 shares of Hawaiian common stock, all of which have vested.

 (10) Includes 6,411 shares issued to Mr. Morella's account in the Pilots' 401(k) Plan.

 (11) Includes an investment in the Flight Attendants' 401(k) Plan, the Pilots' 401(k) Plan or Savings Plan using a unit value accounting method, similar to a mutual fund. To determine the equivalent number of whole shares represented by the fund units, the market value of the shareholder's balance in the Pilots' 401(k) Plan, the Flight Attendants' 401(k) Plan, or the Savings Plan was divided by the share price of Hawaiian common stock.

 (12) Includes 1,000 shares of Hawaiian common stock beneficially owned by Mr. Trzanowski's wife. Mr. Trzanowski disclaims beneficial ownership of the shares owned by his wife.

 (13) Consists of options to purchase 50,000 shares of Hawaiian common stock which have vested or will vest within 60 days of the record date. Options to purchase an additional 150,000 shares will vest automatically immediately prior to the completion of the merger.

 (14) Consists of options to purchase 175,000 shares of Hawaiian common stock which have vested or will vest within 60 days of the record date. Options to purchase an additional 75,000 shares will vest automatically immediately prior to the completion of the merger.

 (15) Consists of options to purchase 100,000 shares of Hawaiian common stock which have vested or will vest within 60 days of the record date. Options to purchase an additional 200,000 shares will vest automatically immediately prior to the completion of the merger.

                      OWNERSHIP OF ALOHA CAPITAL STOCK BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership, both direct and indirect, reported to Aloha as of January 31, 2002, of Aloha common stock and Aloha preferred stock, including shares as to which a right to acquire ownership exists (for example, through the ability to exercise stock options) within 60 days of the record date. The information is presented for beneficial owners of more than 5% of Aloha common stock and Aloha preferred stock, for each director and for the chief executive officer and the chief financial officer of Aloha, and for the group comprised of all directors and executive officers of Aloha. Aloha knows of no persons other than those identified below who owned beneficially more than 5% of the outstanding shares of Aloha common stock as of January 31, 2002.

                                                                                                  PERCENT AND CLASS OF
                                                                                                  COMPANY COMMON STOCK
NAME AND ADDRESS OF       NUMBER OF SHARES OF COMMON AND       PERCENT AND CLASS OF COMMON AND     AND PREFERRED STOCK
BENEFICIAL OWNER       PREFERRED STOCK BENEFICIALLY OWNED(1)   PREFERRED STOCK OWNED PRE-MERGER   OWNED POST MERGER(12)
-------------------    -------------------------------------  ----------------------------------  ---------------------
Aloha principal
  shareholders'
  voting
  trust(2)(3) .......  4,300,726 shares of Class A common     88.7% of Class A common stock       27.6% of Company
                         stock                                95.9% of Class B common stock       common stock
                       2,808,003 shares of Class B common     100% of Series B preferred stock    27.3% of Company
                         stock                                                                    special preferred
                       5308 shares of Series B preferred                                          stock
                         stock
Han H.
  Ching(3)(4) .......  237,088 shares of Class B common       8.1% of Class B common stock        common stock*
                         stock                                9.3% of Series B preferred stock
                       495 shares of Series B preferred
                         stock
Han P.
  Ching(3)(5) .......  25,025 shares of Class B common        0.9% of Class B common stock        common stock*
                         stock                                15.1% of Series B preferred stock
                       804 shares of Series B preferred
                         stock
Eldon M.T.
  Ching(3)(6) .        --                                     --                                  common stock*
Louise K.Y.
  Ing(7)(8) .........  --                                     --                                  common stock*
Richard K.M.
  Ing(7)(9) .          --                                     --                                  common stock*
David A.
  Heenan(10) ........  --                                     --                                  common stock*
Stuart T.K.
  Ho(10) ............  --                                     --                                  common stock*
Warren K.K.
  Luke(10) .           --                                     --                                  common stock*
Glenn R.
  Zander(10)(11)       300,000 shares of Class A common       6.2% of Class A common stock        common stock*
                         stock
Brenda F.
  Cutwright(10)(11) .... 78,000 shares of Class A common       1.6% of Class A common stock       common stock*
                         stock
All Directors and
  Executive Officers
  as a Group
  (10 persons) ......  378,000 shares of Class A common       7.8% of Class A common stock        common stock*
                         stock                                8.9% of Class B common stock
                       262,113 shares of Class B common       24.5% of Series B preferred stock
                         stock
                       1,299 shares of Series B preferred
                         stock

--------------------------
   * Less than 1%

  (1) Calculations based on the number of shares of Class A common stock in this table are based on a total of 4,845,992 shares, representing 4,442,992 issued and outstanding shares and 403,000 shares issuable upon the exercise of vested options.

  (2) The voting trust for the benefit of the principal shareholders of Aloha is a voting trust formed to hold the voting rights attached to the outstanding capital stock of Aloha and, after the completion of the merger, the Company owned, directly or indirectly, by members of the Ching and Ing families. Legal ownership of the shares has been transferred to the voting trust, although the beneficial ownership has been retained by the respective members of the Ching and Ing families. The trustees of the voting trust for the benefit of the principal shareholders of Aloha are Han H. Ching, Han P. Ching, Eldon M.T. Ching and Louise K.Y. Ing. The Aloha shareholders' voting trust includes the following shares:

              REGISTERED HOLDER                             DESCRIPTION OF SHARES
----------------------------------------------  ----------------------------------------------
Aloha Securities and Investment Company, a
  Hawaii limited partnership..................  3,427,915 shares of Class A common stock
Han P. Ching Trust Agreement dated 09/21/83...  560 shares of Series B preferred stock;
                                                195,215 shares of Class B common stock
Han Ping Ching Gift Trust dated 03/06/92......  68,250 shares of Class B common stock
Elizabeth Lau Ching Trust dated 07/10/86, as
  amended.....................................  50,401 shares of Class B common stock
Non-Exempt Marital Trust created pursuant to
  the Hung Wo Ching Trust dated 05/01/78, as
  amended.....................................  41 shares of Series B preferred stock; 83,382 shares of Class B common stock
Han P. Ching and Meredith J. Ching as joint
  tenants.....................................  804 shares of Series B preferred stock
Han P. Ching..................................  25,025 shares of Class B common stock
Han H. Ching and Barbara T. Ching, as joint
  tenants.....................................  495 shares of Series B preferred stock;
                                                237,088 shares of Class B common stock
Barbara T. Ching..............................  76,141 shares of Class B common stock
Randall K.H. Ching............................  322 shares of Series B preferred stock;
                                                111,085 shares of Class B common stock
Shelli M.L. Ching.............................  322 shares of Series B preferred stock;
                                                111,085 shares of Class B common stock
Laura M.C. Ching..............................  323 shares of Series B preferred stock;
                                                111,059 shares of Class B common stock
Ching Perpetual Trust dated 04/17/92..........  140,817 shares of Class B common stock
Earl Ming-To Ching Revocable Living Trust
  dated 09/19/89, as amended..................  391 shares of Series B preferred stock;
                                                132,191 shares of Class B common stock
Earl Ming-To Ching Gift Trust dated
  02/01/92....................................  114 shares of Series B preferred stock; 37,626 shares of Class B common stock
Eldon Ming-Te Ching Revocable Living Trust
  dated 09/19/89, as amended..................  386 shares of Series B preferred stock;
                                                130,429 shares of Class B common stock
Eldon Ming-Te Ching Gift Trust dated
  02/01/92....................................  114 shares of Series B preferred stock; 37,626 shares of Class B common stock
Edric Ming-Kai Ching Revocable Living Trust
  dated 09/19/89, as amended..................  346 shares of Series B preferred stock;
                                                118,489 shares of Class B common stock
Edric Ming-Kai Ching Gift Trust dated
  02/01/92....................................  114 shares of Series B preferred stock; 37,633 shares of Class B common stock
Diamondhead Memorial Park.....................  17,563 shares of Class B common stock
DHMP Service Inc..............................  61,074 shares of Class B common stock
DHMP Service Inc. Pre Need Trust..............  70,324 shares of Class B common stock; 976 shares of Series B preferred stock
Ing Family Partnership, a Hawaii limited
  partnership.................................  150,150 shares of Class B common stock
Richard K.M. Ing Self Trusteed Trust dated
  02/12/92....................................  34,450 shares of Class B common stock
Louise K.Y. Ing Self Trusteed Trust dated
  05/22/92....................................  13,000 shares of Class B common stock

              REGISTERED HOLDER                             DESCRIPTION OF SHARES
----------------------------------------------  ----------------------------------------------
Sheridan C.F. Ing Marital Trust dated
  05/21/87, as amended........................  471,427 shares of Class A common stock;
                                                425,880 shares of Class B common stock;
                                                  270,270 shares of Class B common stock
Sheridan C.F. Ing Irrevocable Life Insurance
  Trust dated 09/10/80........................  80,277 shares of Class A common stock
Laura Ing Baker Self Trusteed Trust dated
  02/05/97....................................  13,000 shares of Class B common stock
Carolyn Ing...................................  13,000 shares of Class B common stock
SIC Corp. Profit Sharing Plan for Julia Ing...  321,107 shares of Class A common stock
Sheridan Ing Marital Trust, Geraldine Young,
  Molly Ing Louis Revocable Trust, as tenants
  in common...................................  35,750 shares of Class B common stock

  (3) The mailing address of such stockholder is c/o Aloha Securities and Investment Company, Davies Pacific Center, 841 Bishop Street, Suite 940, Honolulu, Hawaii 96813.

  (4) Han H. Ching is a trustee of the voting trust for the benefit of the principal shareholders of Aloha. Mr. Ching holds 495 shares of Series B preferred stock and 237,088 shares of Class B common stock with Barbara T. Ching as joint tenants. As well, Mr. Ching controls certain shares of his children under a general power of attorney as follows: 322 shares of Series B preferred stock and 111,085 shares of Class B common stock beneficially owned by Randall K.H. Ching; 322 shares of Series B preferred stock and 111,085 shares of Class B common stock beneficially owned by Shelli M.L. Ching; 323 shares of Series B preferred stock and 111,059 shares of Class B common stock beneficially owned by Laura M.C. Ching. Further, Mr. Ching is a trustee of certain family trusts as follows:
      68,250 shares of Class B common stock as co-trustee under Han Ping Ching Gift Trust Agreement dated 03/06/92; 50,401 shares of Class B common stock as co-trustee of the Elizabeth Lau Ching Trust dated 07/10/86; 83,382 shares of Class B common stock and 41 shares of Series B preferred stock as co-trustee of the Non-Exempt Marital Trust created under the Hung Wo Ching Trust dated 04/01/78, as amended. Specified trusts that are affiliated with Mr. Ching are also partners of Aloha Securities and Investment Company. Legal title of the aforementioned shares has been transferred to the voting trust for the benefit of the principal shareholders of Aloha.

  (5) Han P. Ching is a trustee of the voting trust for the benefit of the principal shareholders of Aloha. Mr. Ching owns 25,025 shares of Class B common stock, and 804 shares of Series B preferred stock with Meredith J. Ching as joint tenants. Mr. Ching is a trustee of certain family trusts as follows: 560 shares of Series B preferred stock and 195,215 shares of Class B common stock as trustee under Agreement of Trust made by Han Ping Ching dated 09/21/83; 68,250 shares of Class B common stock as co-trustee under Han Ping Ching Gift Trust Agreement dated 03/06/92; 50,401 shares of Class B common stock as co-trustee of the Elizabeth Lau Ching Trust dated 07/10/86, as amended; 83,382 shares of Class B common stock and 41 shares of Series B preferred stock as co-trustee of the Non-Exempt Marital Trust created under the Hung Wo Ching Trust dated 04/01/78, as amended. Specified trusts that are affiliated with Mr. Ching are also partners of Aloha Securities and Investment Company. Legal title of these shares has been transferred to the voting trust for the benefit of the principal shareholders of Aloha.

  (6) Eldon M.T. Ching is a trustee of the voting trust for the benefit of the principal shareholders of Aloha. Mr. Ching is not the direct legal owner of any shares of Aloha. Mr. Ching is a trustee of certain family trusts as follows: 386 shares of Series B preferred stock and 130,429 shares of Class B common stock as trustee of the Eldon Ming-Te Ching Revocable Living Trust dated 09/18/89, as amended; 114 shares of Series B preferred stock and 37,626 shares of Class B common stock as trustee under Eldon Ming-Te Ching Gift Trust dated 02/01/92; and 140,817 shares of Class B common stock as co-trustee of the Ching Perpetual Trust dated 04/17/92. Specified trusts that are affiliated with Mr. Ching are also partners of Aloha Securities and Investment Company. Legal title of these shares has been transferred to the voting trust for the benefit of the principal shareholders of Aloha.

  (7) The mailing address of such shareholder is c/o Sheridan Ing Partners Hawaii, Davies Pacific Center, 841 Bishop Street, Suite 860, Honolulu, Hawaii, 96813.

  (8) Louise K.Y. Ing is a trustee of the voting trust for the benefit of the principal shareholders of Aloha. Ms. Ing is not the direct legal owner of any shares of Aloha. Ms. Ing is a trustee of certain family trusts as follows:

      13,000 shares of Class B common stock as trustee of the Louise K.Y. Ing Self Trusteed Trust dated 04/22/92; 150,150 shares of Class B common stock as co-trustee of Sheridan Ing FLP Trust, General Partner of the Ing Family Partnership and as Trustee of the Louise K.Y. Ing Self Trusteed Trust, Limited Partner of the Ing Family Partnership; 471,427 shares of Class A common stock and 425,880 shares of Class B common stock as co-trustee of the Sheridan C.F. Ing Marital Trust dated 05/21/87, as amended; 270,270 shares of Class B common stock as co-trustee of the Sheridan C.F. Ing Marital Trust dated 05/21/87, as amended; 80,277 shares of Class A common stock as co-trustee of Sheridan C.F. Ing Irrevocable Life Insurance Trust dated 09/10/80. Legal title of these shares has been transferred to the voting trust for the benefit of the principal shareholders of Aloha.

  (9) Richard K.M. Ing is not the direct legal owner of any shares of Aloha.
      Mr. Ing is a trustee of certain family trusts as follows: 34,450 shares of Class B common stock as trustee of the Richard K.M. Ing Self Trusteed Trust dated 02/02/92; 150,150 shares of Class B common stock as co-trustee of the Sheridan Ing FLP Trust, General Partner of the Ing Family Partnership and as trustee of the Richard K.M. Ing Self Trusteed Trust, Limited Partner of the Ing Family Partnership. Mr. Ing is also president of SIC Corp., which is the legal owner of 321,107 shares of Class A common stock. Legal title of these shares has been transferred to the voting trust for the benefit of the principal shareholders of Aloha.

 (10) The mailing address of such Director or Executive Officer is c/o Aloha Airgroup, Inc., P.O. Box 30028, Honolulu, Hawaii 96820.

 (11) These shares represent shares of Class A common stock that are issuable pursuant to outstanding options granted to such Executive Officer pursuant to Aloha's stock option plan.

 (12) After completion of the merger, all of the shares of Company common stock and special preferred stock beneficially owned by the Aloha principal shareholders will be held by the voting trust for the benefit of the principal shareholders of Aloha. The calculation of the percentage of Company common stock owned by the voting trust for the benefit of the principal shareholders of Aloha after completion of the merger assumes that none of the outstanding options to purchase 3,018,000 shares of Hawaiian common stock are exercised. If all of the outstanding options to purchase 3,018,000 shares of Hawaiian common stock are exercised, then the percentage ownership of Company common stock of the Aloha principal shareholders' voting trust will be 26.7%.

    Aloha Securities & Investment Company, Sheridan Ing Partners Hawaii and the Aloha Airgroup, Inc. Non-Pilots Pension Trust own 3,750, 1,250 and 10,000 shares of Aloha Series C preferred stock, respectively. Immediately prior to the merger, all of these shares will be purchased by Hawaiian. For more information, see "Ancillary Agreements--Stock Purchase Agreements with Specified Aloha Shareholders."

                   DESCRIPTION OF THE NOTES AND THE INDENTURE

    The notes will be issued under an indenture dated the date the merger is completed among the Company, the successors of Hawaiian and Aloha and Aloha's
operating subsidiaries, as Guarantors (the "Guarantors"), and   -  as trustee.
The following is a summary of the material provisions of the indenture. This description is qualified in its entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement on Form S-4 in which this joint proxy statement/ prospectus is included.

GENERAL

    The notes will mature on the sixth anniversary of the completion of the merger and will bear interest at 8.00% PER ANNUM from the date the merger is completed, or from the most recent date to which interest has been paid or provided for, payable semiannually in arrears. The regular dates for interest payments and the related record dates will be determined on the date the merger is completed. The first interest payment date will be approximately six months after the date the merger is completed and the record date for each interest payment will be approximately 15 days prior to the respective interest payment date.

    If any interest payment date or date of redemption or the maturity date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will be issued only in registered form without coupons, in denominations of $2.00 or integral multiples thereof. No service charge will be made for any registration of transfer or any exchange of notes, but may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

    The notes will be the general unsecured obligations of the Company. The notes will be subordinated in right of payment to all debt that is designated as senior debt. The notes will be senior in right of payment to any subordinated indebtedness of the Company.

    "Bank Debt" means:

    - the Company's bank debt and receivables financing existing on the date the merger is completed;

    - any Indebtedness incurred to refinance or refund the borrowings and commitments then outstanding or permitted to be outstanding thereunder, as long as such Bank Debt ranks PARI PASSU with the notes; and

    - additional bank debt and receivables financing, provided that the total amount at any one time outstanding or permitted to be outstanding under all bank debt and receivables financing does not exceed the amount committed or outstanding on the date the merger is completed plus
      $20 million.

    "Senior Debt" means

    - "Federally Guaranteed Debt," which is debt, if any, of the Company that is guaranteed by the United States of America under authority of the Stabilization Act; and

    - "Other Debt," which is debt that is incurred instead of Federally Guaranteed Debt, the principal terms of which (which may be in the form of a summary term sheet) are approved prior to the closing of the merger by the boards of directors of Aloha and Hawaiian, and that is incurred in order to satisfy the additional liquidity condition in the merger agreement.

    Federally Guaranteed Debt and Other Debt will constitute Senior Debt only if the Company's Bank Debt is also subordinated to it. If the Bank Debt is not subordinated to any Federally

Guaranteed Debt and Other Debt, the Bank Debt, any Federally Guaranteed Debt or Other Debt will rank pari passu with the notes and any other debt not expressly subordinated thereto.

SUBSIDIARY GUARANTEES

    The notes will be guaranteed by the successors of Hawaiian and Aloha and by each of the Company's other current and future domestic Subsidiaries. The guarantees will be joint and several, full and unconditional unsecured obligations of the Guarantors of the notes. Each guarantee will be subordinated to any guarantee of Senior Debt by that Guarantor.

    The guarantee of any Guarantor will be released when the Guarantor ceases to be a Subsidiary of the Company.

SUBORDINATION

    The payment of the principal of and interest on the notes will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will be entitled to receive payment in full of all amounts due or to become due on such Senior Debt before the holders of the notes will be entitled to receive any payment on the notes of any kind or character.

    In the event that any Senior Payment Default has occurred and is continuing, or the maturity of any Senior Debt has been accelerated, then no payment on the notes will be made unless and until such Senior Payment Default has been cured or waived and any acceleration of Senior Debt has have been rescinded or annulled. In the event that any Senior Nonmonetary Default has occurred and is continuing, then, upon the receipt by the Company and the trustee of written notice of such Senior Nonmonetary Default from a Person designated as a representative for any holder of Senior Debt, no payment on the notes will be made during the Payment Blockage Period. No more than one Payment Blockage Period may be commenced with respect to the notes during any 360-day period and there will be a period of at least 181 consecutive days in each 360-day period in which no Payment Blockage Period is in effect. For purposes of this paragraph, no Senior Nonmonetary Default that was known to the holders of Senior Debt to exist or be continuing on the date of commencement of any Payment Blockage Period will be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by a representative for a holder of Senior Debt unless such Senior Nonmonetary Default has been cured for a period of not less than 90 consecutive days.

    The subordination provisions described above will cease to be applicable to the notes upon any defeasance or covenant defeasance of the notes as described under "--Defeasance and Covenant Defeasance."

    "Payment Blockage Period" means the period commencing on the date of receipt of written notice by the Company and the Trustee of a Senior Nonmonetary Default from the representative of the holders of any class or issue of Senior Debt and ending on the earlier of:

    - the date on which such Senior Nonmonetary Default has have been cured or waived or has ceased to exist and any acceleration of Senior Debt has been rescinded or annulled or the Senior Debt to which such Senior Nonmonetary Default relates has been discharged;

    - the 179th day after the date of such receipt of such written notice; or

    - the date such period is terminated by written notice to the trustee and the Company from the representative who gave the first notice.

    "Senior Payment Default" means any default in the payment of principal of (or premium, if any) or interest on any Senior Debt when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.

    "Senior Nonmonetary Default" means the occurrence or existence and continuance of any event of default, or of any event which, after notice or lapse of time (or both), would become an event of default, under the terms of any instrument pursuant to which any Senior Debt is outstanding, permitting (after notice or lapse of time or both) one or more holders of such Senior Debt (or a trustee or agent on behalf of the holders thereof) to declare such Senior Debt due and payable prior to the date on which it would otherwise become due and payable, other than a Senior Payment Default.

OPTIONAL REDEMPTION

    The notes are redeemable, at the Company's option, in whole or in part, at any time or from time to time, without payment of any premium or penalty, but with any accrued and unpaid interest thereon on the applicable redemption date in the manner provided for in the indenture.

MANDATORY REDEMPTION

    The Company is required to redeem notes having an aggregate principal amount equal to one-sixth of the original principal amount of the notes without payment of any premium or penalty, but with any accrued and unpaid interest thereon through the applicable redemption date, in the manner provided for in the indenture, semiannually commencing on the first interest payment date following the earlier of the third anniversary of the completion of the merger and the date, if any, prior to the 30-month anniversary of the completion of the merger upon which TurnWorks and its permitted transferees cease to beneficially own at least fifty percent (50%) of the shares of common stock of the Company beneficially owned by TurnWorks and its permitted transferees as of the completion of the merger without giving effect to subsequent issuances or stock splits or similar adjustments to the common stock and without giving effect to any transfer to AIP or its affiliates. These semiannual prepayments shall continue until the stated maturity of the notes or earlier payment of the notes in full.

    Commencing on the first interest payment date following the first anniversary of the completion of the merger and until the stated maturity of the notes or earlier payment of the notes in full, the Company will, on each interest payment date, subject to the restrictions described below, redeem without payment of any premium or penalty, but with any accrued and unpaid interest thereon through the applicable redemption date, in the manner provided for in the indenture, notes having an aggregate principal amount equal to the sum of (a) the Company's Available Cash on a measurement date preceding such interest payment date and (b) the amount of Available Cash that would have been required to be applied to redeem the notes on all prior interest payment dates that was not so applied because of contractual or legal restrictions.

    The Company will not be required to effect any mandatory redemption in accordance with the preceding paragraph:

    - to the extent that the Company's Senior Debt requires mandatory prepayment prior to making a mandatory prepayment under the indenture or otherwise restricts payments under the indenture or contains options, warrants or any other instrument causing equity dilution if such Senior Debt is not paid on or prior to a date prior to an interest payment date on which such prepayment would otherwise have been required; and

    - if the Company's Bank Debt requires mandatory prepayment prior to making a mandatory prepayment under the indenture and the notes are prepaid PRO RATA with such Bank Debt.

    "Available Cash" means fifty percent of the average daily balance of consolidated cash and cash equivalents (as defined in accordance with GAAP) of the Company for the six months period ending on the date Available Cash is measured in excess of the sum of (i) $150 million plus (ii) cumulative principal amount of the notes previously redeemed with Available Cash.

    If a Change of Control occurs prior to the stated maturity of the notes or earlier payment of the notes in full, the Company must redeem the remaining notes then outstanding without payment of any premium or penalty, but with any accrued and unpaid interest thereon through the applicable redemption date, in the manner provided for in the indenture.

    "Change of Control" means the occurrence of any of the following:

    - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than AIP, the principal shareholders of Aloha, TurnWorks or their related parties;

    - the adoption of a plan relating to the liquidation or dissolution of the Company; and

    - the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than one or more of AIP, the principal shareholders of Aloha, TurnWorks or their related parties, becomes the beneficial owner of more than 40% of the common stock of the Company.

    The Company will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If the Company elects to redeem fewer than all of the notes, the trustee will select the notes to be redeemed on a PRO RATA basis, by lot, or such other method as the trustee shall deem fair and appropriate.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

COVENANTS

    The covenants summarized below will be applicable (unless waived or amended) so long as any of the notes are outstanding.

    Terms used in the description of these covenants are defined under "Definitions Applicable to Covenants" at the end of this section.

    LIMITATION ON DIVIDENDS AND PURCHASES AND REDEMPTIONS OF CAPITAL STOCK AND INDEBTEDNESS. The Company will not, and will cause each of its Subsidiaries not to, directly or indirectly,

    - make any dividend or other distribution in respect of its Capital Stock other than

       - dividends or distributions payable solely in Capital Stock, other than Disqualified Stock,

       - in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or a Wholly Owned Subsidiary of the Company, and

       - Permitted Basket Payments; or

    - purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries held by persons other than the Company or a Wholly Owned Subsidiary of the Company other than

       - the purchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or any of its Subsidiaries in exchange for, or out of the proceeds of, the substantially concurrent sale of, other Capital Stock of the Company other than Disqualified Stock (other than sales to a Subsidiary of the Company and excluding any such net proceeds received from issuances and sales financed directly or indirectly using funds borrowed from the Company, until and to the extent such borrowing is repaid), and

       - Permitted Basket Payments; or

    - make any principal payment on, purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, any Indebtedness that is PARI PASSU with or subordinated in right of payment to the notes unless, in the case of Indebtedness that is PARI PASSU with the notes, the notes are prepaid PRO RATA with such Indebtedness.

    LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness except for

    - Indebtedness pursuant to the notes and the guarantees of the notes;

    - Indebtedness outstanding on the date of the merger until such Indebtedness is repaid;

    - Federally Guaranteed Debt;

    - Other Debt;

    - Bank Debt;

    - Indebtedness that, in the case of the Company, is expressly subordinated to the notes or, in the case of the subsidiary guarantors, is expressly subordinated to the note guarantees by its terms, or by the terms of any agreement or instrument pursuant to which such subordinated Indebtedness is issued, and, in accordance with such terms, (x) such subordinated Indebtedness does not provide for payments of principal of the subordinated Indebtedness at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company or a note guarantor, as applicable (including any redemption, retirement or repurchase that is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder), in each case prior to the final stated maturity of the notes and (y) such subordinated Indebtedness does not permit redemption or other retirement of the subordinated indebtedness (including pursuant to an offer to purchase made by the Company or a note guarantor, as applicable) at the option of the holder thereof prior to the stated maturity of the notes, other than a redemption or other retirement at the option of the holder of such subordinated Indebtedness (including pursuant to an offer to purchase made by the Company or a note guarantor, as applicable) that is conditioned upon a "change of control" of the Company that would also constitute a Change of Control under the terms of the notes;

    - Capital Lease Obligations;

    - Indebtedness of the Company to any Wholly Owned Subsidiary of the Company and Indebtedness of any Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company as long as any subsequent transfer or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of such Indebtedness (except to the Company or another Subsidiary) will be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof;

    - Indebtedness issued in exchange for, or the net proceeds of which are used to refinance, renew, replace, defease or refund other Indebtedness permitted under this covenant so long as:

       - the principal amount of this new Indebtedness does not exceed the principal amount of the Indebtedness so refinanced, renewed, replaced, defeased or refunded,

       - this new Indebtedness has a weighted average life to maturity equal to or greater than and a final stated maturity no earlier than the weighted average life to maturity and final stated maturity of the Indebtedness being refinanced, renewed, replaced, defeased or refunded (weighted average life to maturity means, when applied to any Indebtedness at any date, the number of years obtained by dividing
         (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness),

       - with respect to Indebtedness that is subordinated to the notes or the note guarantees, this new Indebtedness is subordinated in right of payment pursuant to terms at least as favorable to the holders of notes as those, if any, contained in the documentation governing the Indebtedness being refinanced, renewed, replaced, defeased or refunded, and

       - with respect to Indebtedness of the Company that is refinanced, renewed, replaced, defeased or refunded with this new Indebtedness, this new Indebtedness is not incurred by a Subsidiary;

    - Aircraft Acquisition Debt;

    - Indebtedness consisting of any agreement or arrangement entered into with one or more financial institutions in the ordinary course of business that is designed to protect against fluctuations in interest rates or currency exchange rates with respect to Indebtedness permitted to be incurred under the indenture, or, in the case of currency protection agreements, against currency fluctuation with respect to any receivable or liability the amount payable of which is determined by reference to a foreign currency in the ordinary course of business or, in the case of fuel hedging agreements, against fluctuations in market prices of aircraft fuels, if, in each case, the interest rate, currency or fuel protection agreement does not have a notional amount greater than the principal amount of the Indebtedness, receivable or liability or quantity of fuel being hedged thereby; and

    - guarantees of any of the foregoing Indebtedness.

    LIMITATIONS ON LIENS. The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any property or assets of the Company or of any Subsidiary of the Company (including Capital Stock of any Subsidiary), now owned or acquired after the date the merger is completed, if the Indebtedness secured by such Lien is subordinate or junior in right of payment to the notes.

    LIMITATION ON INVESTMENTS. The Company will not, and will cause each of its Subsidiaries not to, directly or indirectly,

    - make any Investment in any business that is not directly related to the operations of the airlines owned by the Company and its Subsidiaries after giving effect to the merger, or

    - make any Investment in, or acquisition of, an airline other than the airlines owned by the Company after giving effect to the merger,

in each case, other than a Permitted Basket Payment.

    LIMITATION ON PAYMENT OF ACCOUNTS AND CAPITAL EXPENDITURES. Neither the Company nor any Subsidiary will make payments of accounts payable unless such payment is consistent with prudent business practices (to obtain a discount or other benefit) or in the ordinary course of business and generally consistent with past practice. The Company must prepare annually a Capex Budget. Neither the Company or any Subsidiary will make a Capital Expenditure other than a Permitted Capital Expenditure.

    ADDITIONAL SUBSIDIARY GUARANTEES. If the Company or any Subsidiary acquires or creates another domestic Subsidiary after the Closing Date, then the newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel in accordance with the indenture.

DEFINITIONS APPLICABLE TO COVENANTS

    "Aircraft Acquisition Debt" means indebtedness incurred to finance the cost of aircraft, engines and buyer-furnished equipment attached thereto or incorporated therein, as long as:

    - this Indebtedness is created solely for the purpose of financing the costs (including transaction costs and the costs of improvement or construction) of property or assets and is incurred prior to, at the time of or within 12 months after, the later of the acquisition, the completion of construction or the commencement of full operation of such property or assets, and

    - the principal amount of this Indebtedness does not exceed 100% of these costs.

    "Capex Budget" means the Capital Expenditure budget for the Company approved by the board of directors, which must include, among other things, Capital Expenditures for all Airworthiness Directives announced by the United States Federal Aviation Administration prior to the preparation of such budget.

    "Capital Expenditures" means, with respect to any Person for any period, the aggregate of all direct and indirect expenditures (including capitalized interest) of such Person during such period which are required to be included in property, plant or equipment or similar tangible property account, including, without limitation, additions to equipment and leasehold improvements, on a consolidated balance sheet of such Person prepared in accordance with GAAP.

    "Capital Lease Obligation" means the discounted present value of the rental obligation under any lease of property, whether real, personal or mixed, (including additions or replacements to or refurbishments or renovations of existing property) newly acquired or constructed for use in the business of the Company or a Subsidiary, which discounted present value is required to be capitalized on a balance sheet in conformity with GAAP.

    "Capital Stock" means:

    - in the case of a corporation, corporate stock;

    - in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

    - in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

    - any other interest or participation that confers on a Person the right to receive a share of the profits and losses, of, or distributions of assets of, the issuing Person.

    "Disqualified Stock" means any Capital Stock of the Company or any Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the notes, or which is exchangeable or convertible (whether at the option of the Company or the holder thereof or upon the happening of any event) into debt securities of the Company or any Subsidiary of the Company, except to the extent and only to the extent that such exchange or conversion rights cannot occur prior to the final Stated Maturity of the notes.

    "Fair Market Value" means with respect to any asset, property or Capital Stock, the price which could be negotiated in an arm's-length, free market transaction between a willing and knowledgeable seller and a willing and knowledgeable buyer, neither of whom is under undue pressure or compulsion to complete the transaction. "Fair Market Value" will be determined by the board of directors of the Company acting in good faith and will be evidenced by a duly and properly adopted resolution of the board of directors set forth in an officers' certificate delivered to the trustee.

    "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other liabilities.

    "Guarantors" means, collectively, the Subsidiaries of the Company party to the indenture and any Subsidiary that executes a supplemental indenture pursuant to the requirements of the indenture, in each case together with the successors to their respective obligations hereunder.

    "Indebtedness" means, with respect to any person, without duplication:

    - all liabilities, contingent or otherwise, of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by bonds, notes, debentures, drafts accepted or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property or (c) for the payment of money relating to a Capital Lease Obligation;

    - obligations under reimbursement agreements of such person with respect to letters of credit;

    - all liabilities of others of the kind described in the preceding clauses that (a) such person has Guaranteed, (b) have been incurred by a partnership in which it is a general partner (to the extent such person is liable, contingently or otherwise therefor) or (c) are otherwise its legal liability (other than endorsements for collection in the ordinary course of business);

    - all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such person are subject, whether or not the obligations secured thereby have been assumed by such person or are otherwise such person's legal liability; and

    - payment obligations under any agreement or arrangement intended to hedge against fluctuations in interest rates, currency exchange rates or the price of fuel or other commodities.

Notwithstanding anything in the foregoing that may be deemed to be to the contrary, Indebtedness does not include any Trade Payables and any other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property acquired in the ordinary course of business.

    The amount of Indebtedness of any person at any date is, without duplication, (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject but which is otherwise nonrecourse to such person, the lesser of the Fair Market Value at such date of any assets subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

    "Investment" of any Person means:

    - all investments by such Person in any other Person in the form of loans, advances or capital contributions;

    - all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person; and

    - all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

Notwithstanding anything in the foregoing that may be deemed to be to the contrary, Investment does not include:

    - sales of goods or services on trade credit terms consistent with the Company's and its Subsidiaries' past practices or otherwise consistent with trade credit terms in common use in the industry and recorded as accounts receivable on the balance sheet of the Person making such sale;

    - loans and advances to employees of the Company in the ordinary course of business and consistent with past practices, including travel, moving and other like advances;

    - lease, utility and other similar deposits in the ordinary course of business; and

    - obligations or securities received in the ordinary course of business in settlement of debts owing to the Company or a Subsidiary thereof as a result of foreclosure, perfection, enforcement of any Lien or otherwise.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell (excluding options or agreements for sales of assets not prohibited by the indenture) or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Other Permitted Liens" means:

    - Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to such Lien, and for which a reserve or other appropriate provision, if any, as will be required in conformity with GAAP will have been made;

    - statutory Liens of landlords, vendors and laborers and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts which are not yet delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to such Lien, and for which a reserve or other appropriate provision, if any, as is required by GAAP will have been made;

    - Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation or regulations;

    - Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, trade contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

    - easements, rights-of-way, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Subsidiary incurred in the ordinary course of business;

    - any attachment or judgment Lien, unless the judgment it secures will not, within 45 days after the entry thereof, have been discharged or the execution thereof stayed pending appeal; or

    - rights of banks to set off deposits against debts owed to such banks.

    "Permitted Basket Payment" means any of the following payments:

    - any dividend or distribution or purchase, redemption or other acquisition or retirement that would otherwise be prohibited pursuant to the covenant described under "--Limitation on Dividends and Purchases and Redemptions of Capital Stock and Indebtedness" were it not for the inclusion of "Permitted Basket Payment" in such covenant

    - any investment that would otherwise be prohibited pursuant to the covenant described under "--Limitation on Investments" were it not for the inclusion of "Permitted Basket Payment" in such covenant; and

    - any Capital Expenditure that would otherwise be prohibited pursuant to the covenant described under "--Limitation on Payments of Accounts Receivable and Capital Expenditures" were it not for the inclusion of "Permitted Basket Payment" in such covenant to the extent of the Available Basket Amount, as of the date of the payment. The "Available Basket Amount," as of any date, means the amount equal to the cumulative principal amount of the notes redeemed pursuant to the indenture provision requiring mandatory redemption from available cash less the sum of all Permitted Basket Payments made prior to such date.

    "Permitted Capital Expenditures" means:

    - payments under Capital Lease Obligations;

    - Permitted Basket Payments;

    - all Capital Expenditures required by Airworthiness Directives announced by the United States Federal Aviation Administration (referred to as "Required Cap Ex" in this definition);

    - all Capital Expenditures made with the proceeds of Aircraft Acquisition Debt; and

    - during any fiscal year, Capital Expenditures, other than Required Cap Ex, not to exceed in the aggregate the following amounts:

       - if Required Cap Ex is less than or equal to $5 million in the aggregate during this fiscal year, then the aggregate amount of these other Capital Expenditures during this fiscal year must not exceed
         $25 million;

       - if Required Cap Ex is greater than $5 million but less than or equal to $15 million in the aggregate during this year, then the aggregate amount of these other Capital Expenditures during this fiscal year must not exceed $25 million less the excess over $5 million of the amount of Required Cap Ex during this fiscal year; and

       - if Required Cap Ex is greater than $15 million in the aggregate during this fiscal year, then:

           - the aggregate amount of these other Capital Expenditures during this fiscal year must not exceed $15 million; and

           - the excess over $15 million of the amount of Required Cap Ex during this fiscal year will be carried forward and applied in future fiscal years to reduce the amount of Capital Expenditures (other than Required Cap Ex) that may be made under this provision.

    In addition, if, in any fiscal year, the aggregate amount of Capital Expenditures (other than Required Cap Ex) made is less than the amount of Capital Expenditures (other than Required Cap Ex) that would have been permitted under this provision, then the difference will be used to reduce any amounts that have been carried forward from a previous fiscal year to be applied to reduce the amount of Capital Expenditures (other than Required Cap Ex) that may be made under this provision in a subsequent fiscal year.

    "Permitted Liens" means:

    - Liens existing on the Closing Date;

    - Liens on property of a person existing at the time such person is merged or consolidated with the Company or any Subsidiary of the Company or at the time such person becomes a Subsidiary of the Company as long as such Liens were not created in connection with, or in contemplation of, such merger or consolidation and do not extend to any assets other than those of the person merged or consolidated with the Company or the Subsidiary of the Company;

    - Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company as long as such Liens were not created in connection with, or in contemplation of, such acquisition;

    - Purchase Money Liens and Liens to secure Capital Lease Obligations or Attributable Debt, which lien is incurred when such Indebtedness is incurred and does not extend to property other than property financed thereby;

    - Liens securing permitted refinancing Indebtedness as long as such Liens extend to or cover only the property or assets then securing the Indebtedness being refinanced;

    - Liens securing Aircraft Acquisition Debt which lien is incurred when such Indebtedness is incurred and which Lien does not extend to property other than property financed thereby; and

    - Other Permitted Liens.

    "Subsidiary" of any person means a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such person or by one or more other Subsidiaries or such person or by such person and one or more Subsidiaries thereof.

    "Trade Payables" means any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by a Person arising in the ordinary course of business of such Person as the purchase price for the acquisition of goods and services, other than aircraft, engines, and buyer-furnished equipment attached thereto as incorporated therein.

    "Wholly Owned Subsidiary" means, with respect to any Person, a Subsidiary of such Person all of the outstanding Capital Stock of which is at the time owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate or merge with or into any other Person, or permit any other Person to consolidate or merge with or into the Company, nor sell, lease, convey or otherwise dispose of all or substantially all of the Company's assets, in a single transaction or series of transactions unless:

    - the Person formed by or surviving any such consolidation or merger, or to which such sale, lease, conveyance or other sale has been made, is a Person organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

    - if the Company is not the surviving Person, the surviving Person assumes by supplemental indenture all of the Company's obligations under the notes and indenture;

    - immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the surviving Person or any of its Subsidiaries as a result of such transaction as having been issued by such Person at the time of such transaction), no default or event of default will have occurred and be continuing; and

    - the Company has delivered to the trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, sale, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the indenture and that all conditions precedent in the indenture relating to such transaction have been complied with.

    If the Company consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all of its property and assets as described in the preceding paragraph, the successor Person will succeed to and be substituted for the Company, and may exercise the Company's rights and powers under the indenture; provided however, that the Company will not be released from its obligation to pay the principal of, premium, if any, or interest on the notes in the case of a lease of all or substantially all of its property and assets.

    "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

REPORTS

    The Company will file with or otherwise make available to the trustee, within 30 days after it files them with the SEC, copies of the quarterly and annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirement of such Section 13 or 15(d) of the Exchange Act, the Company will file with the trustee, within 30 days after it would have been required to file such information with the SEC, financial statements, including any notes thereto, and, with respect to annual reports, an auditors' report by an accounting firm of established national reputation and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to that which the Company would have been required to include in such annual reports, information, documents or other reports if the Company had been subject to the requirements of such Sections 13 or 15(d) of the Exchange Act. The Company will also comply with the other provisions of Section 314(a) or the Trust Indenture Act.

PAYMENTS FOR CONSENT

    Neither the Company nor any of its subsidiaries will, directly or indirectly, pay or cause to be paid, any consideration, whether by way of interest, fee or otherwise, to any holder of any note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the notes who so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT

    The indenture defines an event of default with respect to the notes to include:

    - a default in the payment of interest on any notes when due that continues for a period of five days by the Company or any Guarantor;

    - default in the payment of principal of any notes when due by the Company or any Guarantor;

    - default in any mandatory payments when due by the Company or any Guarantor;

    - a failure by the Company or any of its Subsidiaries to comply with the covenant of the Company described under "Consolidation, Merger and Sale of Assets," above;

    - a failure to comply with any of the Company's or any Guarantor's other covenants and agreements contained in the indenture;

    - the occurrence of an event of default or defaults under Federal Guaranteed Debt, Other Debt or Bank Debt and either (A) such Indebtedness is already due and payable in full or (B) such default or defaults have resulted in any such Indebtedness becoming or being declared immediately due and payable prior to the date on which it would otherwise become due and payable; and

    - certain events of bankruptcy, insolvency or reorganization with respect to the Company, its Subsidiaries or any Guarantor.

    In general, the indenture obligates the trustee to give notice of a default with respect to the notes to the holders of those notes. The trustee may withhold notice of any default, except a default in payment on any notes, if the trustee determines it is in the best interest of the holders of the notes to do so.

    If there is a continuing event of default, the trustee or the holders of at least 25% in principal amount of the notes may require the Company to repay immediately the unpaid principal of and interest on all notes. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to the Company (but not its subsidiaries), the principal, or such specified amount, of and interest on all notes will become immediately payable without any act on the part of the trustee or any holder of notes. Subject to certain conditions, the holders of a majority in principal amount of the notes may rescind the Company's obligation to accelerate repayment and may waive past defaults, except a default in payment of the principal of and premium, if any, and interest on any notes and some of the covenant defaults under the terms of the notes.

    Under the terms of the indenture, the trustee may refuse to enforce the indenture or the notes unless it first receives satisfactory security or indemnity from the holders of notes. Subject to limitations specified in the indenture, the holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    No holder of any notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy under the indenture unless:

    - the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

    - the holders of at least 25% in principal amount of the notes have made written request to the trustee to pursue such remedy;

    - the holder or holders offer the trustee indemnity reasonably satisfactory to the trustee against any costs, liability or expense;

    - the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

    - during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with this request.

    Notwithstanding the foregoing, the holder of any notes will have an absolute and unconditional right to receive payment of the principal of and premium, if any, and interest on the notes on or after the due dates expressed in the notes and to institute suit for the enforcement of any such payment.

MODIFICATION OF THE INDENTURE

    The indenture permits the Company and the trustee to amend the indenture without the consent of the holders of notes to:

    - make any change that, in the good faith opinion of the board of directors as evidenced by a board resolution, does not materially and adversely affect the rights of any holder;

    - comply with provisions of the indenture relating to succession;

    - comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

    - evidence and provide for the acceptance of appointment of a successor trustee;

    - cure any ambiguity, defect or inconsistency as long as such amendments or supplements will not, in the good faith opinion of the board of directors as evidenced by a board resolution, adversely affect the interest of the holders in any material respect; and

    - add one or more guarantees on the terms required by the indenture.

    The indenture also permits the Company and the trustee, with the consent of the holders of a majority in principal amount of the notes voting as a class, to add any provisions to or change or eliminate any of the provisions of the indenture or to modify the rights of the holders of notes; however, without the consent of the holder of each of the notes so affected, no such amendment may:

    - change the Stated Maturity of any installment of the principal of or premium, if any, or any installment of principal or interest on the notes;

    - reduce the principal amount of the notes, or the rate of interest or any premium;

    - change the place of payment where, or the currency or currency unit in which, the notes or any premium or interest on the notes is payable;

    - reduce the percentage or principal amount of outstanding notes the consent of whose holders is necessary to modify or amend the indenture or to waive compliance with certain provisions of or defaults under the indenture;

    - waive a default in the payment of principal of, premium, if any, or interest on the notes;

    - release a Guarantor of the notes other than as provided for in the indenture;

    - modify the provisions relating to waiver of some defaults or any of the provisions relating to amendment of the indenture except to increase the percentage required for consent or to provide that some other provisions of the indenture may not be modified or waived; or

    - impair the right to institute suit for the enforcement of any payment on or after maturity (or in the case of redemption, on or after the redemption date) on any note.

    The holders of a majority in principal amount of the notes may, on behalf of the holders of all notes, waive the Company's compliance with some restrictive provisions of the indenture.

DEFEASANCE AND COVENANT DEFEASANCE

    The Company may elect either to be:

    - discharged from all its obligations in respect of the notes, except for its obligations to register the transfer or exchange of the notes, to replace temporary, destroyed, stolen, lost or mutilated notes; to maintain paying agencies and to hold monies for payment in trust (this discharge is referred to as "defeasance"); or

    - released from its obligations to comply with some of the restrictive covenants applicable to the notes (this release is referred to as "covenant defeasance");

in either case upon the deposit with the trustee, or other qualifying trustee, in trust, of money and/or U.S. government obligations which will provide money sufficient to pay all principal of and any premium and interest on the notes when due. The Company may establish such a trust only if, among other things, it has given an opinion of counsel to the effect that the holders of notes
(a) will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance or covenant defeasance and (b) will be subject to federal income tax on the same amounts, and in the same manner and at the same times, as would have been the case if the deposit, defeasance or covenant defeasance had not occurred. The opinion, in the case of defeasance, must refer to and be based upon a ruling of the IRS or a change in applicable federal income tax laws occurring after the date of the indenture.

    The Company may exercise the defeasance option with respect to notes notwithstanding its prior exercise of the covenant defeasance option. If it exercises the defeasance option, payment of the notes may not be accelerated because of a default. If it exercises the covenant defeasance option, payment of the notes may not be accelerated by reason of a default with respect to the covenants to which covenant defeasance is applicable. However, if the acceleration were to occur by reason of another default, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on the notes, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

REGARDING THE TRUSTEE

    The          -         is the trustee under the indenture.

    The indenture contains limitations on the rights of the trustee, should the trustee become the Company's creditor, to obtain payment of claims in some cases or to realize on specified property received in respect of these claims, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates.

BOOK-ENTRY, DELIVERY AND FORM

    Except as described below, the Company will initially issue the notes in the form of one or more registered notes in global form without coupons. The Company will deposit each global note on the date of the closing of this offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

    DEPOSITORY TRUST COMPANY PROCEDURES. For your convenience, the Company provides you with a description of the operations and procedures of The Depository Trust Company. These operations and procedures are solely within the control of The Depository Trust Company and are subject to changes by them. The Company is not responsible for these operations and procedures and urges you to contact The Depository Trust Company or its participants directly to discuss these matters.

    The Depository Trust Company has advised the Company that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to The Depository Trust Company's system is also indirectly available to other entities that clear through or maintain a direct or indirect custodial relationship with a direct participant. The Depository Trust Company may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of The Depository Trust Company.

    The Depository Trust Company has also advised the Company that, in accordance with its procedures it will:

    - upon deposit of the global notes, credit the accounts of the direct participants with an interest in the global notes; and

    - maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

    Investors in the global notes may hold their interests in the notes directly through The Depository Trust Company if they are direct participants in The Depository Trust Company or indirectly through organizations that are direct participants in The Depository Trust Company. All interests in a global note may be subject to the procedures and requirements of The Depository Trust Company. In the event that interests are held through Euroclear or Clearstream, they may also be subject to the procedures and requirements of those systems.

    The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because The Depository Trust Company can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in The Depository Trust Company or to otherwise take actions in respect of its interest may be affected by the lack of physical certificates evidencing the interests.

    Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

    Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of The Depository Trust Company or its nominee on the applicable record date will be payable by the trustee to or at the direction of The Depository Trust Company or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture the Company and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company or its nominee will be payable by the trustee to The Depository Trust Company or its nominee as the registered holder under the indenture. Consequently, none of the trustee, any of the Company's agents, or the trustee's agents has or will have any responsibility or liability for:

    - any aspect of The Depository Trust Company's records or any direct or indirect participant's records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of The Depository Trust Company's records or any direct or indirect participant's records relating to the beneficial ownership interests in any global note; or

    - any other matter relating to the actions and practices of The Depository Trust Company or any of its direct or indirect participants.

    The Depository Trust Company has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of The Depository Trust Company, the trustee or the Company.

    Neither the Company nor the trustee will be liable for any delay by The Depository Trust Company or any direct or indirect participant in identifying the beneficial owners of the notes and the trustee may conclusively rely on, and will be protected in relying on, instructions from The Depository Trust Company or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

    Transfers between participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company's procedures, and will be settled in same day funds.

    The Depository Trust Company has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account The Depository Trust Company has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, The Depository Trust Company reserves the right to exchange the global notes for notes in certificated form and to distribute them to its participants.

    Although The Depository Trust Company has agreed to these procedures to facilitate transfers of interests in the global notes among participants in The Depository Trust Company, it is under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. Neither the trustee nor any of the Company's or the trustee's respective agents will have any responsibility for the performance by The Depository Trust Company or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

    EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES. A global note will be exchangeable for definitive notes in registered certificated form if:

    - The Depository Trust Company notifies the Company that it is unwilling or unable to continue as depository for the global notes and the Company fails to appoint a successor depository within 90 days;

    - The Depository Trust Company ceases to be a clearing agency registered under the Exchange Act and the Company fails to appoint a successor within 90 days;

    - the Company, at its option, has notified the trustee in writing that we elect to cause the issuance of certificated notes; or

    - there has occurred and is continuing a default or event of default with respect to the notes.

    In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global Note will be registered in the name, and issued in any approved denominations, requested by or on behalf of The Depository Trust Company, in accordance with its customary procedures.

    EXCHANGE OF CERTIFICATED NOTES FOR BOOK-ENTRY NOTES. Initial notes issued in certificated form may be exchanged for beneficial interests in the global note.

    SAME DAY SETTLEMENT. The Company expects that the interests in the global notes will be eligible to trade in The Depository Trust Company's Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its participants. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

    PAYMENT. The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, the Company will make all payments of principal and interest on the notes at its office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the paying agent maintained for that purpose. At its option however, the Company may make these installments of interest by:

    - check mailed to the holders of Notes at their respective addresses provided in the register of holder of Notes; or

    - transfer to an account maintained by the payee.

MATERIAL TAX CONSEQUENCES OF OWNERSHIP OF NOTES

    If you are a Hawaiian shareholder who acquires a note in the merger and holds the note as a capital asset within the meaning of section 1221 of the Internal Revenue Code, the following summary describes the material federal income tax consequences to you resulting from beneficial ownership of a note. This summary does not address the tax consequences to you of disposing of the note, nor does this summary apply to subsequent purchasers of the note.

    STATED INTEREST AND ORIGINAL ISSUE DISCOUNT

    INTEREST INCOME. Interest you receive on a note generally will be taxable to you as ordinary interest income at the time that the interest accrues or is received, in accordance with your method of accounting for federal income tax purposes.

    ORIGINAL ISSUE DISCOUNT. The notes will have OID for federal income tax purposes. The amount of OID on a note will generally equal the excess of its stated redemption price at maturity over its issue price.

    ISSUE PRICE. The issue price of the notes will be their fair market value. We intend to compute their fair market value by taking the difference between the trading price of the stock of Hawaiian immediately before the merger and the trading price of the stock of the Company immediately after the merger, and to report OID on that basis. Our determination of the issue price of the notes is binding on you unless you disclose on your federal income tax return for the year in which the notes were acquired that you plan to use an issue price that is inconsistent with our determination of the issue price.

    STATED REDEMPTION PRICE AT MATURITY. A note's stated redemption price at maturity will be equal to the sum of all payments to be made on such note other than payments of qualified stated interest (also known as QSI). QSI on a note is the stated interest that is unconditionally payable in cash or property (other than our debt) at least annually at a single fixed rate.

    TAXATION OF ORIGINAL ISSUE DISCOUNT

    GENERALLY. You must include in income for each taxable year the sum of the daily portions of OID for each day on which you held the note during the taxable year, regardless of whether you are a cash-basis or accrual-method taxpayer. To find the daily portions of OID, you determine the amount of OID allocable to an accrual period and allocate a ratable portion of that OID to each day in the accrual period. Under the constant-yield method, the amount of OID allocable to an accrual period will equal the product of the note's adjusted issue price at the beginning of the accrual period and the note's yield (adjusted to reflect the length of the accrual period), less the amount of any QSI allocable to the period. A note's adjusted issue price at any time generally will be its original issue price, increased by the amount of OID on such note accrued by any holder in a prior period (without regard to any acquisition premium or amortizable bond premium), and decreased by the amount of any payment (other than a payment of
QSI) previously made on the note. A note's yield is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the note, produces an amount equal to the note's issue price. Under the foregoing rules, you generally recognize increasingly greater amounts of OID in each successive period that you hold a note with OID, regardless of whether you have received interest payments (or increased interest payments) corresponding to that income.

    ELECTION TO TREAT ALL INTEREST AS OID. Subject to certain limitations, you may elect to use the constant-yield method to include in your income all interest that accrues on a note issued with OID. For purposes of the election, interest includes all stated and unstated interest, OID, DE MINIMIS OID, market discount, and DE MINIMIS market discount, as adjusted by any acquisition premium or amortizable bond premium. In applying the constant-yield method to a note with respect to which you have made an election, the note's issue price will equal your adjusted basis in the note immediately after acquisition, the issue date of the note will be the date of its acquisition, and no payments on the note will be treated as payments of QSI. This election applies only to the note with respect to which it is made and may not be revoked without the consent of the Internal Revenue Service. If you make such an election, it will constitute an election to include market discount in income or apply acquisition premium or amortizable bond premium against interest, as the case may be, currently on all debt instruments you hold during or after the taxable year in which you make the election.

    Your tax basis in a note will be increased by the amount of any OID on the note that is included in your income pursuant to these rules, and will be decreased by the amount of any payments (other than payments of QSI) made with respect to the note.

                DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY

    The Company is incorporated in the State of Delaware. The rights of shareholders of the Company are generally governed by Delaware law and the Company's certificate of incorporation and by-laws. The Company will amend and restate its certificate of incorporation and by-laws and be renamed "Aloha Holdings, Inc." upon completion of the merger. This summary is not a complete discussion of, and is qualified by reference to, Delaware law, including the Delaware General Corporation Law and the common and constitutional law of the State of Delaware, and the full texts of the Company's amended and restated certificate of incorporation and by-laws and the stockholders agreement to be entered into by the Company, TurnWorks, AIP LLC and the voting trust for the benefit of the principal shareholders of Aloha as a condition to the merger, which may be found in Appendices IV, V and VI to this joint proxy statement/prospectus. The stockholders agreement is summarized under "Ancillary Agreements--Stockholders Agreement," but we have included in this summary references to some of the effects of this agreement when viewed in conjunction with the certificate of incorporation and by-laws of the Company.

GENERAL

    Until the completion of the merger, 13,968,184 shares of Company common stock, all held by TurnWorks, and no shares of preferred stock will be issued and outstanding.

    Upon completion of the AIP merger and the merger, between 68,674,458 and 72,446,958 shares of Company common stock will be outstanding, depending on how many of the 3,018,000 outstanding options to purchase Hawaiian common stock are exercised before the completion of the merger. All of these options to acquire shares of Hawaiian common stock will expire upon completion of the merger, except for options to acquire 50,000 shares of Hawaiian common stock. These 50,000 options, if not exercised before the completion of the merger, will convert into options to acquire the same number of shares of Company common stock and notes. In addition, as of January 31, 2002, Hawaiian had an obligation to issue up to 1,166,470 shares of its common stock to specified pilots on a quarterly basis through the fourth quarter of 2002. The number of shares of Company common stock outstanding upon completion of the merger will increase by the number of shares, if any, that Hawaiian issues to these pilots before the completion of the merger. To the extent these shares are not issued before the completion of the merger, the Company will assume the obligation to issue an identical number of shares of Company common stock and notes after the completion of the merger.

    Upon the completion of the merger, 11 shares of special preferred stock of the Company will also be outstanding. These shares will be issued in six series to TurnWorks, the voting trust representing the principal Aloha shareholders, AIP LLC and each of the three unions currently represented on the Hawaiian board.

    All of the shares issued and outstanding upon completion of the merger will be fully paid and nonassessable.

    Upon the completion of the merger, the authorized capital of the Company will be 200 million shares, consisting of 50 million of preferred stock, par value $.0001 per share, and 150 million shares of common stock, par value $.0001 per share.

COMMON STOCK

    DIVIDENDS AND DISTRIBUTIONS. Subject to preferences applicable to outstanding Company preferred stock, the holders of outstanding shares of Company common stock will be entitled to receive dividends and other distributions out of assets legally available at times and in amounts as the board of directors of the Company may determine from time to time. All shares of the Company common stock are entitled to participate ratably with respect to dividends or other distributions.

    LIQUIDATION RIGHTS. If the Company is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of the Company's common stock are entitled to share ratably in all assets of the Company available for distribution to the Company's shareholders after the payment in full of any preferential amounts to which holders of any Company preferred stock may be entitled.

    VOTING RIGHTS. Holders of Company common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There are no cumulative voting rights. Shareholders may vote by proxy.

    OTHER. There are no preemption, redemption, sinking fund or conversion rights applicable to the Company common stock.

PREFERRED STOCK

    The board of directors of the Company may, without further shareholder approval, issue up to 50 million shares of preferred stock in one or more series and fix the number of shares constituting, the designation, voting powers (if any), preferences and other rights, as well as the qualifications, limitations and restrictions, of the series. The powers, preferences and rights, and the qualifications, limitations or restrictions, if any, of each series of preferred stock may be different from those of any and all other series. The issuance of Company preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Company common stock at a premium over the market price of the Company common stock and may adversely affect the market price of, and the voting and other rights of the holders of, Company common stock.

SPECIAL PREFERRED STOCK AND RELATED PROVISIONS

    Upon completion of the merger, the Company will have designated the following six series of special preferred stock:

    - three shares of Series A special preferred stock, par value $.0001 per share;

    - three shares of Series B special preferred stock, par value $.0001 per share;

    - three shares of Series C special preferred stock, par value $.0001 per share;

    - one share of Series D special preferred stock, par value $.0001 per share;

    - one share of Series E special preferred stock, par value $.0001 per share; and

    - one share of Series F special preferred stock, par value $.0001 per share.

    The Company will issue 11 of the 12 shares of special preferred stock upon completion of the merger as follows:

    - two shares of Series A special preferred stock to TurnWorks pursuant to the stockholders agreement;

    - three shares of Series B special preferred stock to the Aloha principal shareholders' voting trust pursuant to the stockholders agreement;

    - three shares of Series C special preferred stock to AIP LLC pursuant to the stockholders agreement;

    - one share of Series D special preferred stock to the Association of Flight Attendants pursuant to the merger agreement and the existing collective bargaining agreement with Hawaiian;

    - one share of Series E special preferred stock to the International Association of Machinists and Aerospace Workers pursuant to the merger agreement and the existing collective bargaining agreement with Hawaiian; and

    - one share of Series F special preferred stock to the Hawaiian Master Executive Counsel, c/o the Air Line Pilots Association, International, pursuant to the merger agreement and the existing collective bargaining agreement with Hawaiian.

    DIVIDEND RIGHTS AND LIMITATIONS. At any time that a dividend or distribution is declared and paid with respect to the Company's common stock, holders of each series of the Company's special preferred stock will have the right to receive a dividend per share equal to twice the dividend per share paid on the Company's common stock.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the Company's special preferred stock have the right to receive, out of the assets of the Company, $.0001 per share before any payment is made or any assets distributed to the holders of the Company's common stock or to the holders of any other class of the Company's stock.

    VOTING RIGHTS. Holders of the Company's special preferred stock will have the right to one vote per share, together with the Company common stock, voting as a single class, with respect to any matters submitted for a vote to the holders of Company common stock.

    NOMINATION OF MEMBERS OF THE BOARD. The Company's board of directors will be fixed at 11 and holders of record of Company special preferred stock will have the right to identify individuals for nomination by the board of directors of the Company to serve as directors as follows:

    - A holder of Series A special preferred stock of the Company will have the following rights:

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 5% of the shares of Company common stock outstanding upon the completion of the merger, then the holder will be entitled to identify two directors to the Company board for nomination.

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 1% of the shares of Company common stock then outstanding, but does not satisfy the requirement for identifying two directors, then the holder will be entitled to identify one director to the Company board for nomination.

       - The stockholders agreement provides that, in specified circumstances, the shareholders party to the agreement are required to seek amendments to the certificate of incorporation and by-laws of the Company to expand the board of directors to 13 members. Upon the expansion of the size of the board, a third share of Series A special preferred stock would be issued to TurnWorks and the thresholds described above would be revised so that they are comparable to those applicable to the Series B special preferred stock described below.

    - A holder of Series B special preferred stock of the Company will have the following rights:

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 15% of the shares of Company common stock outstanding upon the completion of the merger, then the holder will be entitled to identify three directors to the Company board for nomination.

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 5% of the shares of Company common stock outstanding upon the completion of the merger, but does not satisfy the requirement for identifying three directors specified above, then the holder will be entitled to identify two directors to the Company board for nomination.

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 1% of the shares of Company common stock then outstanding, but does not satisfy the requirement for identifying two directors, then the holder will be entitled to identify one director to the Company board for nomination.

    - A holder of Series C special preferred stock of the Company will have the following rights:

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger, a number of shares of Company comon stock that is equal to at least 15% of the shares of Company common stock outstanding upon the completion of the merger then the holder will be entitled to identify three directors to the Company board for nomination.

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 5% of the shares of Company common stock outstanding upon the completion of the merger, but does not satisfy the requirement for identifying three directors specified above, then the holder will be entitled to identify two directors to the Company board for nomination.

       - If the holder, together with specified affiliates, owns and has owned since the completion of the merger a number of shares of Company common stock that is equal to at least 1% of the shares of Company common stock then outstanding or owns at least 20% of the aggregate original principal amount of the notes, but does not satisfy the requirement for identifying two directors, then the holder will be entitled to identify one director to the Company board for nomination.

    - Each labor union holding the Series D, Series E and Series F special preferred stock of the Company will have the right to identify one director to the Company board for nomination so long as the collective bargaining agreement between the union and the Company entitles the union to nominate a director.

    - The parties to the stockholders agreement have also agreed to take all action within their respective power, including the voting of capital stock of the Company, to cause:

       - the election to the board of the persons identified for nomination by the holders of the special preferred stock;

       - at least one independent director and one senior management official from the Company to be nominated to the board of directors; and

       - their nominees to include at least the minimum number of individuals who qualify as "independent directors", "outside directors" and "non-employee directors" under the AMEX and PSE rules, Section 162(m) of the Internal Revenue Code and Rule 16b-3 of the Exchange Act, so that they may constitute an audit committee, compensation committee and a committee of non-employee directors under these rules. We understand that the appointment of three independent directors to the board would satisfy these requirements. The three independent directors who will serve on the board upon the completion of the merger are Todd G. Cole,
         Joseph P. Hoar and   -  .

    Upon completion of the merger, the following individuals will be deemed to have been nominated by holders of the special preferred stock for purposes of the provisions described below relating to the appointment and removal of directors after the completion of the merger.

    - Gregory D. Brenneman and Steven C. DeSutter will be deemed to have been nominated by TurnWorks, as the holder of the Series A special preferred stock;

    - Han H. Ching, Eldon M.T. Ching and Richard K. M. Ing will be deemed to have been nominated by the voting trust for the benefit of the principal shareholders of Aloha, as the holder of the Series B special preferred stock;

    - John W. Adams, Todd G. Cole and Joseph P. Hoar, each of whom is currently a member of the Hawaiian board of directors, will be deemed to have been nominated by AIP LLC, as the holder of the Series C special preferred stock;

    - Sharon L. Soper, who is currently a member of the Hawaiian board of directors, will be deemed to have been nominated by the Association of Flight Attendants, as the holder of the Series D special preferred stock;

    - Samson Poomaihealani, who is currently a member of the Hawaiian board of directors, will be deemed to have been nominated by the International Association of Machinists and Aerospace Workers, as the holder of the Series E special preferred stock; and

    - Reno F. Morella, who is currently a member of the Hawaiian board of directors, will be deemed to have been nominated by the Hawaiian Master Executive Counsel care of the Air Line Pilots Association, International, as the holder of the Series F special preferred stock.

    FILLING VACANCIES ON THE BOARD OF DIRECTORS. Newly created directorships and vacancies may be filled by affirmative vote of a majority of the Company board or by a plurality of the votes cast by shareholders at a meeting. However, if the vacancy is of a director nominated by a holder of special preferred stock, the Company may fill the vacancy only with a person nominated by this holder. Furthermore, if such is not filled within 30 days, the vacancy may be filled by the affirmative vote of the holders of a majority of the applicable series of special preferred stock.

    REMOVAL OF DIRECTORS. Any director may be removed from office with or without cause by the affirmative vote of the holders of 80% of the combined voting power of the outstanding shares of voting stock. However, directors identified for nomination by any series of special preferred stock of the Company may be removed with or without cause only by the affirmative vote of a majority of the holders of shares of the series. Furthermore, upon any reduction in the number of nominees that any holder of a series of special preferred stock of the Company is entitled to nominate, the holder will select which of its nominees will be removed.

    RESTRICTIONS ON TRANSFERS AND CONVERSION PROVISIONS. The rights and preferences of shares of Company special preferred stock cease to exist once the outstanding shares are converted into Company common stock. This conversion will occur at a 1:1 ratio. Conversion occurs automatically in the following circumstances:

    - The Series A and the Series B special preferred stock of the Company will convert:

       - upon transfer to any person other than an affiliate of the original holder who has agreed to be bound by the stockholders agreement; or

       - if the holder, together with affiliates who have agreed to be bound by the shareholders agreement, becomes at any time the holder of less than 1% of the then outstanding shares of Company common stock and less than 5% of the shares of Company common stock outstanding upon completion of the merger.

    - The Series C special preferred stock of the Company will convert:

       - upon transfer to any person other than a specified affiliate who has agreed to be bound by the stockholders agreement; or

       - if the holder, together with affiliates who have agreed to be bound by the stockholders agreement, becomes at any time the holder of less than 1% of the then outstanding shares of Company common stock, less than 5% of the shares of Company common stock outstanding upon completion of the merger and less than 20% of the aggregate principal amount of the notes outstanding upon completion of the merger.

    - The Series D special preferred stock, Series E special preferred stock and Series F special preferred stock of the Company will convert:

       - upon transfer to any third party or

       - if the collective bargaining agreement between the holder and the Company is amended so that it no longer entitles the holder to nominate a representative on the board of directors.

    MERGER AND SIMILAR TRANSACTIONS. In the event the Company enters into any consolidation, merger or other transaction in which shares of Company common stock are exchanged for or changed into other stock, securities, cash or other property, then all shares of Company special preferred stock will at the same time be exchanged for or changed into an amount per share equal to the aggregate amount of stock, securities, cash and other property received in exchange for each share of Company common stock.

    OTHER. None of the shares of Company special preferred stock are subject to redemption, but the Company may acquire shares of Company special preferred stock in any other manner permitted by law. There is no provision for anti-dilution adjustments for the Company special preferred stock, including with respect to the number of shares of Company common stock issuable upon conversion of shares of Company special preferred stock.

    DIRECTORS. A quorum for the transaction of business at a meeting of the Company board is the presence in person of a majority of the Company board. However, a quorum must include at least one of the directors, if any, nominated by the holders of each of the Series A, B and C special preferred stock.

    BOARD COMMITTEES. The board of directors of the Company may create by resolution one or more committees, including an executive committee, nominating committee and audit committee. The holder of Series A special preferred stock, the holder of Series B special preferred stock and the holder of Series C special preferred stock of the Company each have the right to have one of their board nominees serve on each committee as long as the holder owns at least 5% of the shares of common stock of the Company outstanding upon completion of the merger. The stockholders agreement requires each shareholder party to take action to cause a nominee of the Series D, E or F special preferred stock to serve on specified committees.

    OFFICERS. The chief executive officer will be chosen by the board of directors of the Company. The chief operating officer, chief financial officer and any executive vice president will be recommended by the chief executive officer for board approval. This board approval must include the affirmative vote of one director nominated by each of the Series A special preferred stock, Series B special preferred stock and Series C special preferred stock. The treasurer and secretary will be recommended by the chief executive officer for approval by the majority of the Company board. All other officers will be appointed by the chief executive officer.

    The amended by-laws provide further that the compensation of the chief executive officer, chief operating officer, chief financial officer and any executive vice president of the Company will be fixed by the Company board by action which includes the affirmative vote of one director nominated by each of the Series A special preferred stock, Series B special preferred stock or Series C special preferred stock of the Company.

    AFFILIATE TRANSACTIONS. The amended by-laws provide that the Company will not enter into any transactions with or for the benefit of holders of shares of Series A special preferred stock, Series B special preferred stock or Series C special preferred stock except with prior approval of all members of the executive committee of the board of directors of the Company or by a majority of the entire board including at least one director nominated by each of the series of special preferred stock whose holders are not involved in the related party transaction in question.

    AMENDMENT OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION. Most provisions in the Company's restated certificate of incorporation, including those relating to the special preferred stock but excluding the authorized capital provision, may be amended only by the affirmative vote of the holders of 80% or more of the combined voting power of the outstanding shares of voting stock of the Company voting together as a single class.

    AMENDMENT OF THE COMPANY'S BY-LAWS. The Company's board may amend the by-laws of the Company by the vote of a majority of the entire board of directors. However, the following provisions may only be amended by either at least 80% of the combined voting power of the outstanding shares of voting stock of the Company or a majority of the board that includes both one of the directors, if any, nominated by each of the Series A, B and C special preferred stock and two of the three directors nominated by the Series D, E and F special preferred stock:

    - transactions with affiliates;

    - amendment of the by-laws;

    - special meetings of shareholders;

    - notice of shareholder business and nominations;

    - the number, qualification or term of office of directors;

    - newly created directorships or vacancies;

    - removal of directors;

    - special meetings of the board;

    - quorum of directors;

    - action by majority vote of directors; and

    - appointment or compensation of officers.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

    Some provisions of the Company's amended and restated certificate of incorporation and amended by-laws could make the following more difficult:

    - acquisition of the Company by means of a tender offer;

    - acquisition of the Company by means of a proxy contest or otherwise; or

    - removal of incumbent officers and directors;

    These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors of the Company. The Company believes that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company and outweigh the disadvantages of discouraging the proposals because negotiation of the proposals could result in an improvement of their terms.

    SPECIAL MEETINGS. Under the restated certificate of incorporation of the Company, special meetings of Company common shareholders may be called only by the chairman of the board of directors or by a resolution approved by a majority of the board of directors. Business at the meetings is limited to the purpose stated in the notice for the meeting.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF SHAREHOLDER NOMINATIONS AND PROPOSALS. Under the amended by-laws of the Company, a shareholder may nominate persons for election to the board of directors of the Company and may propose business to be considered at an annual meeting and nominate persons for election to the board at a special meeting if the Company board has determined that a director will be elected by shareholders at the meeting, provided in each case that specified notice and other procedures are followed.

    ELIMINATION OF SHAREHOLDER ACTION BY WRITTEN CONSENT. Under the restated certificate of incorporation of the Company, any action required or permitted to be taken by shareholders must be effected at an annual or special meeting of shareholders, subject to the rights of holders of any series of the Company preferred stock.

    UNDESIGNATED PREFERRED STOCK. The ability of the board of directors of the Company to issue preferred stock with voting or other rights or preferences is described above.

    SIZE OF BOARD. The board of directors of the Company will be fixed at 11 members.

    BOARD NOMINATION, REMOVAL AND VACANCY REPLACEMENT RIGHTS OF HOLDERS OF SPECIAL PREFERRED STOCK. The ability of holders of special preferred stock to designate for nomination, remove and replace directors, as described above, will limit in a material manner the ability of holders of common stock to elect, remove and replace members of the board of directors.

    AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS. The amendment of these and other provisions would require approval by holders of at least 80% of the outstanding shares of Company common stock.

OTHER PROVISIONS

    RESTRICTIONS ON FOREIGN OWNERSHIP. The Company's restated certificate of incorporation prohibits the ownership or control of more than 25% (subject to adjustment for changes in applicable law) of the issued and outstanding voting stock of the Company by persons who are not "citizens of the United States" as defined in the Transportation Act.

    LIMITATION OF LIABILITY. A director of the Company generally will not be personally liable to the Company or its shareholders for breach of fiduciary duty, except if the director breached the duty of loyalty, acted or omitted to act in bad faith or in a manner that involved intentional misconduct or a knowing violation of law, is liable under Delaware law or derived improper personal benefits from the transaction giving rise to the liability.

    INDEMNIFICATION. Current and former officers and directors of the Company and their legal representatives who are parties or are otherwise involved in actions, suits or proceedings due to their role as officer, director or legal representative are generally entitled to indemnification by the Company. If the proceeding was commenced by a current or former officer or director or the person's legal representative, then the Company will only be required to provide indemnification if the commencement was authorized by the board of directors of the Company.

    SHAREHOLDERS.

    - Shareholder meetings may be at any place designated by resolution of the board of directors.

    - Shareholders' meetings must be held annually for the election of directors and the transaction of other business.

    - The Company board may fix a record date for shareholder meetings that will be not be more than 60 days nor less than 10 days before the meeting. Should the Company board fail to do so, the record date will be either the close of business on the day preceding the day on which notice of the shareholder meeting was given, or the close of business on the day on which the Company board adopts a resolution for the payment of dividends or distributions.

    - Written notice of any shareholder meeting must be provided to shareholders not less than 10 nor more than 60 days before the date of the meeting.

    - Where notice is required to be given, a waiver of notice has the same effect as notice. Waiver of notice includes attendance by a shareholder at a meeting, unless the shareholder attends the meeting for the express purpose of objecting that the meeting was not lawfully called due to the lack of notice.

    - The Secretary of the Company must prepare and make available to any shareholder a list of all shareholders entitled to vote at a meeting at least 10 days before every meeting.

    - Shareholders may vote by proxy and may revoke any proxy that is not revocable by attending the meeting and voting in person or by delivering to the Secretary a written revocation of the proxy.

    - At meetings for the election of directors, a plurality of the votes cast is sufficient to elect directors.

TRANSFER AGENT

    We expect that the transfer agent for the Company common stock will be ChaseMellon Shareholder Services, L.L.C., San Francisco, California.

STOCK EXCHANGE LISTINGS

    We expect that the Company common stock will be accepted for listing, pending notice of issuance, on the American Stock Exchange and the Pacific Exchange under the trading symbol "HA."

                  DESCRIPTION OF THE CAPITAL STOCK OF HAWAIIAN

    Hawaiian is incorporated in the State of Hawaii. The rights of shareholders of Hawaiian are generally governed by Hawaii law, Hawaiian's restated articles of incorporation and amended by-laws and by certain agreements affecting the rights of shareholders. The following is a summary of the material provisions of Hawaiian's restated articles of incorporation, including the existing designations of series of Hawaiian preferred stock, Hawaiian's amended by-laws and the Hawaiian Rights Agreement, dated December 23, 1994, by and between Hawaiian and Chase Mellon Shareholder Services LLC, as successor to Chemical Trust Company of California, which is referred to as the Hawaiian rights agreement, under which certain rights have been issued to holders of Hawaiian's common stock. This summary is not complete and is qualified by reference to Hawaii law and the full texts of Hawaiian's restated articles of incorporation, amended by-laws and rights agreement. Copies of these documents are exhibits to the registration statement of which this joint proxy statement/ prospectus is a part.

GENERAL

    Under Hawaiian's restated articles of incorporation, Hawaiian is authorized to issue 60 million shares of common stock, par value $.01 per share, and 2 million shares of preferred stock, par value $.01 per share. The 2 million shares of Hawaiian preferred stock are divided into 1,979,993 shares of preferred stock that are not yet designated, 20,000 shares designated Series A junior participating cumulative preferred stock, four shares designated
Series B special preferred stock, one share designated Series C special preferred stock, one share designated Series D special preferred stock and one share designated Series E special preferred stock.

    As of the record date, 34,150,809 shares of Hawaiian common stock, held by 1,030 record holders, four shares of Series B special preferred stock, one share of Series C preferred stock, one share of Series D special preferred stock and one share of Series E special preferred stock were issued and outstanding. Hawaiian's common stock trades on the AMEX and the PSE under the symbol "HA."

    The outstanding shares of Hawaiian's stock are fully-paid and non-assessable. Additional shares of Hawaiian stock, when issued, will be fully paid and non-assessable when the consideration for which Hawaiian's board of directors authorizes their issuance has been received. The holders of shares of Hawaiian stock currently outstanding have no preemptive or similar rights to purchase securities of Hawaiian unless such rights are specifically granted by the Hawaiian board and no such rights currently exist.

COMMON STOCK

    DIVIDENDS AND DISTRIBUTIONS. Stock and cash dividends and other distributions may be paid to the holders of Hawaiian common stock as and when declared by the board of directors of Hawaiian, provided that, after giving effect to the dividend or distribution, Hawaiian is able to pay its debts as they become due in the usual course of its business and Hawaiian's total assets are not less than the sum of its total liabilities plus the maximum amount that would be payable in any liquidation in respect to all outstanding shares having preferential rights in liquidation. All shares of Hawaiian common stock are entitled to participate ratably with respect to dividends or other distributions.

    LIQUIDATION RIGHTS. If Hawaiian is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of Hawaiian's common stock are entitled to share ratably in all assets of Hawaiian available for distribution to Hawaiian's shareholders after the payment in full of any preferential amounts to which holders of any Hawaiian preferred stock may be entitled.

    VOTING RIGHTS. Holders of Hawaiian common stock having voting rights on the matter in question are entitled to one vote per share. At annual and special meetings of Hawaiian shareholders, holders of a majority of the shares of Hawaiian stock entitled to vote will constitute a quorum and a majority of a quorum so present will be sufficient to approve any action, except as otherwise required by law or by Hawaiian's restated articles of incorporation.

    So long as Hawaiian has a class of equity securities registered with the SEC, which are listed on a national securities exchange or traded over the counter on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System, holders of Hawaiian common stock have no cumulative voting rights.

    RANK. Unless the provisions of a future series of Hawaiian preferred stock provide otherwise, all shares of Hawaiian common stock will rank junior to the outstanding shares of Hawaiian preferred stock in the event of liquidation.

    OTHER. There are no redemption, sinking fund or conversion rights applicable to the Hawaiian common stock. Subject to legal restrictions on distributions, Hawaiian may, and has, repurchased shares of its common stock. Shares of common stock repurchased or otherwise reacquired by Hawaiian become authorized and unissued shares of Hawaiian common stock.

PREFERRED STOCK

    The Hawaiian board of directors has authority to issue 2 million shares of Hawaiian preferred stock in one or more series and to fix the voting powers, designations, preferences and participating, optional, relative or other special rights, and qualifications, limitations or restrictions of the Hawaiian preferred stock, without any further vote or action by Hawaiian's shareholders. The Hawaiian board, to date, has designated the Series A junior participating preferred stock and four series of special preferred stock. The issuance of Hawaiian preferred stock may have the effect of delaying, deferring or preventing a change of control of Hawaiian without further action by the shareholders, may discourage bids for the Hawaiian common stock at a premium over the market price of the Hawaiian common stock and may adversely affect the market price of, and the voting and other rights of the holders of, Hawaiian common stock.

SERIES A JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK

    The Hawaiian board of directors has authorized a series of Hawaiian preferred stock, denominated Series A junior participating cumulative preferred stock, par value $.01 per share. The 20,000 authorized shares of Hawaiian
Series A preferred stock will be issuable in increments of 1/1000th of a share upon the exercise of purchase rights under the Hawaiian shareholder rights plan. Please refer to the section below called "--Shareholder Rights Plan" for a more detailed description of the Hawaiian shareholder rights plan. No shares of Hawaiian Series A preferred stock have been issued or are expected to be issued prior to the time that the merger is proposed to be consummated.

    DIVIDEND RIGHTS AND LIMITATIONS.  The holder of a share of Hawaiian
Series A preferred stock would be entitled to receive, in preference to holders of Hawaiian common stock or any junior stock, when, as and if declared, cumulative dividends equal to the greater of:

    - cash and non-cash dividends or distributions in an amount equal to 1,000 times the dividends or distributions declared on each share of Hawaiian common stock; or

    - a preferential quarterly dividend at an annual rate of $1.00 per share of Hawaiian Series A preferred stock ($.001 per one one-thousandth of a share of Hawaiian Series A preferred stock).

    At any time that dividends or other distributions payable on the Hawaiian Series A preferred stock are in arrears, Hawaiian may not pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, any shares of Hawaiian stock ranking junior to the Hawaiian Series A preferred stock.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the affairs of Hawaiian, whether voluntary or involuntary, holders of shares of Hawaiian Series A preferred stock would be entitled to receive a liquidation payment in an amount equal to the greater of:

    - $1.00 per share of Hawaiian Series A preferred stock ($.001 per one one-thousandth of a Hawaiian Series A share of preferred stock), plus all accrued and unpaid dividends and distributions on the shares of Hawaiian Series A preferred stock; or

    - an amount equal to 1,000 times the aggregate amount to be distributed per share of Hawaiian common stock.

    VOTING RIGHTS. Each share of Hawaiian Series A preferred stock would have 1,000 votes, subject to anti-dilution protections. Except as otherwise provided in Hawaiian's restated articles of incorporation or amended by-laws, holders of Hawaiian Series A preferred stock and Hawaiian common stock would vote together as one class on all matters submitted to shareholders. Holders of Hawaiian Series A preferred stock would also have special voting rights to elect an additional director of Hawaiian in the event that dividends on the Hawaiian Series A preferred stock either have not been paid or have not been declared and adequate provision for the payment thereof made in an amount equivalent to six quarterly dividends.

    MERGER AND SIMILAR TRANSACTIONS. In the event of any merger, consolidation or other transaction in which shares of Hawaiian common stock are exchanged or changed, the holder of a share of Hawaiian Series A preferred stock would be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property received per share of Hawaiian common stock.

    RANK. Unless otherwise provided in connection with the creation of a subsequent series of Hawaiian preferred stock, Hawaiian Series A preferred stock ranks junior to any other series of Hawaiian preferred stock, whether issued before or after the issuance of the Hawaiian Series A preferred stock, and senior to Hawaiian's common stock.

    OTHER. The Hawaiian Series A preferred stock may not be issued except upon exercise of rights, and the rights have not become exercisable under the Hawaiian rights agreement. The rights of holders of the Hawaiian Series A preferred stock as to dividends, voting and liquidation preferences are protected by anti-dilution provisions. The shares of Hawaiian Series A preferred stock are nonredeemable, but may be acquired in any other manner permitted by law. Shares of Hawaiian Series A preferred stock that are repurchased or otherwise reacquired by Hawaiian after issuance become authorized but unissued shares of Hawaiian preferred stock without designation as to series. Hawaiian Series A preferred stock may be issued in fractions of a share of one one-thousandths (1/1000) of a share, and integral multiples thereof, which fractional shares entitle the holder, in proportion to the number of the holder's fractional shares, to all the rights of holders of Hawaiian Series A preferred stock. The affirmative vote of the holders of two-thirds of the outstanding shares of Hawaiian Series A preferred stock, voting together as a single class, would be required to alter or change, materially and adversely, the powers, preferences or special rights of the Hawaiian Series A preferred stock.

SPECIAL PREFERRED STOCK

    In connection with the investment in Hawaiian by AIP on January 31, 1996, Hawaiian authorized and issued shares of four new series of preferred stock, denominated Series B special preferred stock, par value $.01 per share, Series C special preferred stock, par value $.01 per share, Series D special preferred stock, par value $.01 per share, and Series E special preferred stock, par value $.01 per share. AIP holds four shares of Series B special preferred stock, the Association of Flight Attendants holds one share of Series C special preferred stock, the International Association of Machinists and Aerospace Workers holds one share of Series D special preferred stock and the Air Line Pilots,

International holds one share of Series E special preferred stock, which shares comprise all of the issued and outstanding shares of each series of Hawaiian special preferred stock.

    DIVIDEND RIGHTS AND LIMITATIONS. At any time that a dividend or distribution is declared and paid with respect to Hawaiian common stock, holders of each series of Hawaiian special preferred stock have the right to receive a dividend per share equal to twice the dividend per share paid on the Hawaiian common stock.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of Hawaiian, whether voluntary or involuntary, holders of Hawaiian special preferred stock have the right to receive, out of the assets of Hawaiian, $.01 per share before any payment is made or any assets distributed to the holders of Hawaiian common stock or to the holders of any other class of Hawaiian stock.

    VOTING RIGHTS. Holders of Hawaiian special preferred stock have the right to one vote per share together with the Hawaiian common stock, voting as a single class, with respect to any matters submitted for a vote to the holders of Hawaiian common stock, and any other rights to vote required by the HBCA.

    Under Hawaiian's amended by-laws, Hawaiian's board of directors is fixed at eleven and holders of record of Hawaiian special preferred stock have the right to identify individuals for nomination by the board of directors of Hawaiian to serve as directors, with the holder of one or more shares of Hawaiian Series B special preferred stock having the right to identify six directors so long as it is the holder of record of at least 35% of the common stock of Hawaiian, and the holders of the other three series of Hawaiian special preferred stock each entitled to identify one director. The holder of the share or shares of each series of Hawaiian special preferred stock also has the right to fill a vacancy on the Hawaiian board caused by the removal, resignation or death of a director whom the holder of such series of Hawaiian special preferred stock is entitled to nominate pursuant to Hawaiian's amended by-laws, if the vacancy is not filled by the Hawaiian board within 30 days.

    RESTRICTIONS ON TRANSFERS AND CONVERSION PROVISIONS. The rights and preferences of shares of Hawaiian special preferred stock cease to exist once the outstanding shares are converted into Hawaiian common stock, on a share for share basis, which occurs automatically (i) upon transfer of the shares to any person who is not an affiliate of the initial holder of the Hawaiian special preferred stock, (ii) in the case of the Hawaiian Series B special preferred stock, if the holder is the holder of record of less than five percent of the outstanding common equity interest of Hawaiian for 365 consecutive days and
(iii) in the case of the single share of each of the Hawaiian Series C special preferred stock, Hawaiian Series D special preferred stock and Hawaiian
Series E special preferred stock, if the collective bargaining agreement by and between the holder and Hawaiian is amended through collective bargaining so that the collective bargaining agreement no longer entitles the holder to nominate a representative to Hawaiian's board.

    RANK. With respect to the right to receive distributions upon liquidation, dissolution or winding up of Hawaiian, the Hawaiian special preferred stock ranks senior to the Hawaiian Series A preferred stock and to the Hawaiian common stock.

    MERGER AND SIMILAR TRANSACTIONS. In the event Hawaiian enters into any consolidation, merger or other transaction in which shares of Hawaiian common stock are exchanged for or changed into other stock, securities, cash or other property, then all shares of Hawaiian special preferred stock will at the same time be exchanged for or changed into an amount per share equal to the aggregate amount of stock, securities, cash and other property received in exchange for each share of Hawaiian common stock.

    OTHER. None of the shares of Hawaiian special preferred stock are subject to redemption, but Hawaiian may acquire shares of Hawaiian special preferred stock in any other manner permitted by law. Shares of Hawaiian special preferred stock purchased or otherwise acquired by Hawaiian are cancelled and become authorized but unissued shares of Hawaiian preferred stock, without designation as to series. There is no provision for anti-dilution adjustments for the Hawaiian special preferred stock, including with respect to the number of shares of Hawaiian common stock issuable upon conversion of shares of Hawaiian special preferred stock.

SHAREHOLDER RIGHTS PLAN

    On December 1, 1994 the Hawaiian board of directors authorized adoption of the Hawaiian rights plan pursuant to which one preferred stock purchase right became attached to each share of Hawaiian's common stock.

    The following is a brief description of the Hawaiian rights plan as amended and the rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Hawaiian rights agreement, which is an exhibit to the registration statement of which this joint proxy statement/prospectus is a part.

    COMMON STOCK CERTIFICATES REPRESENTING RIGHTS. Until the "distribution date," which we describe below, (a) the rights are not exercisable, (b) the rights attach to and trade only together with the Hawaiian common stock, and
(c) stock certificates representing Hawaiian common stock also represent the rights attached to the Hawaiian common stock. Hawaiian common stock certificates issued after December 1, 1994 and prior to the distribution date contain a notation incorporating the Hawaiian rights agreement by reference.

    DISTRIBUTION DATE. The "distribution date" is the earliest of (a) the tenth business day (or such later day designated by the board of directors of Hawaiian) following the date of the first public announcement, which we refer to as the "share acquisition date," that any person, together with all affiliates and associates of such person (other than Hawaiian or certain related entities, AIP, with respect to the shares it acquired under its 1996 stock purchase agreement with Hawaiian, "grandfathered acquiring persons" (as described below), holders and any person that the Hawaiian board determines, within the time period prescribed by the Hawaiian rights plan, is not an acquiring person) has become the beneficial owner of 15% or more of the then outstanding Hawaiian common stock (we refer to a person meeting these requirements as an "acquiring person") (b) the tenth business day (or such later day designated by the Hawaiian board) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become an acquiring person or (c) the first date, on or after the share acquisition date, upon which Hawaiian, directly or indirectly (except pursuant to a transaction approved by the Hawaiian board which does not involve an acquiring person), is involved in a merger or other business combination in which Hawaiian is not the surviving corporation or in which the outstanding shares of Hawaiian common stock are changed into or exchanged for securities or assets of another person, or upon which 50% or more of Hawaiian's consolidated assets or earning power are sold or transferred (other than in transactions in the ordinary course of business) to a person other than one or more wholly-owned subsidiaries of Hawaiian. In calculating the percentage of outstanding shares of Hawaiian common stock that are beneficially owned by any person, the person will be deemed to beneficially own any Hawaiian common stock issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by the person, but Hawaiian common stock issuable upon such exercise will not be deemed outstanding for the purpose of calculating the percentage of Hawaiian common stock that is beneficially owned by any other person.

    No person will be deemed an acquiring person until that person becomes the beneficial owner of a percentage of the then outstanding Hawaiian common stock that is at least 1% more than the percentage of the outstanding Hawaiian common stock beneficially owned by that person solely as a result of distributions pursuant to Hawaiian's 1994 bankruptcy reorganization plan, such person referred to as a "grandfathered acquiring person." Further, if such a grandfathered acquiring person transfers the shares received pursuant to the bankruptcy reorganization plan, the direct transferee will not be deemed to be an acquiring person unless, as a result of another acquisition, the transferee becomes the beneficial owner of at least 1% more than the percentage of outstanding Hawaiian common stock transferred to the transferee by such grandfathered acquiring person. In addition, if any person becomes the beneficial owner of at least 15% of the then outstanding Hawaiian common stock as a result of any decrease in the number of outstanding shares of Hawaiian common stock resulting from any stock repurchase plan or self tender offer of Hawaiian, then the person will not be deemed an acquiring person until the person afterwards acquires beneficial ownership of, in the aggregate, a number of additional shares of Hawaiian common stock equal to 1% or more of the then outstanding Hawaiian common stock.

    Upon the close of business on the distribution date, the rights will separate from the Hawaiian common stock, rights certificates will be issued and the rights will become exercisable.

    ISSUANCE OF RIGHTS CERTIFICATES. As soon as practicable following the distribution date, separate certificates representing only rights will be mailed to the holders of record of Hawaiian common stock as of the close of business on the distribution date, and the separate rights certificates alone will represent rights from and after the distribution date.

    EXPIRATION OF RIGHTS. The rights will expire on December 1, 2004 unless earlier redeemed or exchanged, unless the distribution date has previously occurred and the rights have separated from the Hawaiian common stock, in which case the rights will expire on December 1, 2014.

    EXERCISE OF RIGHTS. Unless the rights have expired or have been redeemed or exchanged, they may be exercised, in whole or in part at the option of the registered holders, as detailed in the bullet point paragraphs below. No right may be exercised more than once and may only be exercised in one of the three ways detailed in the bullet point paragraphs below. From and after the first event of the type described below, each right that is beneficially owned by an acquiring person or that was attached to a share of Hawaiian common stock that is subject to an option beneficially owned by an acquiring person will be void.

    - RIGHT TO PURCHASE HAWAIIAN PREFERRED STOCK. From and after the close of business on the distribution date, each right (other than a right that has become void) will be exercisable to purchase one one-thousandth of a share of Hawaiian Series A preferred stock at an exercise price of $8.00. Prior to the distribution date, Hawaiian may substitute for all or any portion of the Hawaiian Series A preferred stock that would otherwise be issuable upon exercise of the rights, cash, assets or other securities having the same aggregate value as the Hawaiian Series A preferred stock.

    - RIGHT TO PURCHASE HAWAIIAN COMMON STOCK. From and after the close of business on the tenth business day following the share acquisition date, each right (other than a right that has become void) will be exercisable to purchase, at the exercise price, Hawaiian common stock with a market value equal to two times the exercise price. If Hawaiian does not have sufficient Hawaiian common stock available for all rights to be exercised, Hawaiian will substitute for all or any portion of the Hawaiian common stock that would otherwise be issuable upon the exercise of the rights, cash, assets or other securities having the same aggregate value as that number of shares of Hawaiian common stock.

    - RIGHT TO PURCHASE COMMON STOCK OF SUCCESSOR CORPORATION. If, on or after the share acquisition date, (i) Hawaiian is acquired in a merger or other business combination in which Hawaiian is not the surviving corporation,
      (ii) Hawaiian is the surviving corporation in a merger or other business combination in which all or part of the outstanding Hawaiian common stock is changed into or exchanged for stock or assets of another person or
      (iii) 50% or more of Hawaiian's
      consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each right (other than a right that has become void) will thereafter be exercisable to purchase, at the exercise price, shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the exercise price.

    ADJUSTMENTS TO PREVENT DILUTION. The exercise price, the number of outstanding rights and the number of shares of Hawaiian Series A preferred stock or Hawaiian common stock issuable upon exercise of the rights are subject to adjustment from time to time as set forth in the Hawaiian rights agreement in order to prevent dilution.

    CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional securities will be issued upon exercise of a right (other than fractions of a share of Hawaiian Series A preferred stock that are integral multiples of one one-thousandth of one share of Hawaiian Series A preferred stock and that may, at the election of Hawaiian, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

    REDEMPTION. At any time prior to the earlier of (a) the tenth business day (or a later day designated by the Hawaiian board) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become an acquiring person, (b) the share acquisition date or (c) the date Hawaiian is acquired in a merger or other business combination in which Hawaiian is not the surviving corporation, the members of the Hawaiian board serving prior to the date of the event triggering the rights may, at their option, direct Hawaiian to redeem the rights in whole, but not in part, at a redemption price of $.01 per right and Hawaiian will so redeem the rights. Immediately upon such action by the Hawaiian board, the right to exercise rights will terminate and the only right of the holders of rights will be to receive the redemption price.

    EXCHANGE. At any time after the share acquisition date and prior to the first date thereafter upon which an acquiring person will be the beneficial owner of 50% or more of the outstanding Hawaiian common stock, the Hawaiian board may, at its option, direct Hawaiian to exchange all, but not less than all, of the then outstanding rights for Hawaiian common stock at an exchange ratio per right equal to that number of shares of Hawaiian common stock which, as of the date of the Hawaiian board's action, has a current market price equal to the difference between the exercise price and the current market price of the shares that would otherwise be issuable upon exercise of a right on such date, and Hawaiian will so exchange the rights. Immediately upon such action by the Hawaiian board, the right to exercise rights will terminate and the only right of the holders of rights will be to receive a number of shares of Hawaiian common stock equal to the exchange ratio.

    NO SHAREHOLDER RIGHTS PRIOR TO EXERCISE. Until a right is exercised, the holder of a right, as such, will have no rights as a shareholder of Hawaiian (other than rights resulting from the holder's ownership of Hawaiian common stock), including, without limitation, the right to vote or to receive dividends.

    AMENDMENT OF RIGHTS AGREEMENT. The Hawaiian board of directors may, from time to time, without the approval of any holder of rights, direct Hawaiian and the rights agent to supplement or amend any provision of the Hawaiian rights agreement in any manner, whether or not the supplement or amendment is adverse to any holder of rights, and Hawaiian and the rights agent will so supplement or amend the provision. However, from and after the earliest of (a) the tenth business day (or a later day designated by the Hawaiian board) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become an acquiring person, (b) the share acquisition date, (c) the date Hawaiian is acquired in a merger or other business combination in which Hawaiian is not the surviving corporation or (d) the redemption date, the Hawaiian rights agreement will not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding rights other than an acquiring person. In addition, from and after the first date upon which there exists an acquiring person, the Hawaiian rights agreement will not be supplemented or amended in any manner without the approval of a majority of Hawaiian's directors who were directors prior to that date.

    By a resolution adopted at the December 18, 2001 meeting of the Hawaiian board of directors, the Hawaiian board exempted the merger from the shareholders' rights plan by deeming the merger to be an "Approved
Section 13(a) Transaction" and also exempted the AIP merger from the shareholders' rights plan by deeming the Company and each of its affiliates not to be an "acquiring person."

TRANSFER AGENT

    The transfer agent for the Hawaiian common stock and special preferred stock is ChaseMellon Shareholder Services, L.L.C., San Francisco, California.

                   DESCRIPTION OF THE CAPITAL STOCK OF ALOHA

    Aloha is incorporated in the State of Hawaii. The rights of shareholders of Aloha are generally governed by Hawaii law, Aloha's articles of incorporation and by-laws. The following is a summary of the material provisions of Aloha's articles of incorporation, including the existing designations of its classes of common stock and series of preferred stock, and by-laws. This summary is not complete and is qualified by reference to Hawaii law and the full texts of Aloha's articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this joint proxy statement/ prospectus is a part.

GENERAL

    Aloha's authorized capital stock consists of:

    - 22,483,750 shares of Class A common stock, par value $1.00 per share;

    - 4,072,829 shares of Class B common stock, par value $1.00 per share;

    - 111,726 shares of Series A 12% preferred stock with a stated value of $28.50 per share;

    - 20,000 shares of Series B 7% preferred stock with a stated value of $1,000 per share; and

    - 100,000 shares of Series C 10% preferred stock with a stated value of $1,000 per share.

CLASS A COMMON STOCK

    OUTSTANDING SHARES. There are 4,442,992 shares of Class A common stock outstanding.

    Immediately prior to the merger, all Series B preferred stock will convert into Class A common stock, increasing the number of shares of Class A common stock outstanding to 5,524,496.

    Class A common stock and Class B common stock are equal in all respects except for voting rights and restrictions on transferability as discussed more fully below.

    VOTING RIGHTS. Holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Under the Aloha by-laws, directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote for the election of directors. A vacancy on Aloha's board of directors created by the removal or resignation of a director or by expansion of the authorized number of directors may be filled by the remaining directors then in office or by the shareholders at a special meeting.

    DIVIDENDS. Each share of Class A common stock is entitled to receive equal cash or stock dividends if, as and when declared by Aloha's board of directors. Under the HBCA, Aloha may declare and pay dividends or make distributions to shareholders so long as such dividend or distribution does not render it insolvent or otherwise unable to pay its obligations as they become due.

    OTHER PROVISIONS. The Class A common stock has no conversion rights. Holders of Class A common stock have no preemptive rights to subscribe to any additional securities which Aloha may issue and there are no redemption provisions or sinking fund provisions applicable to either class, nor is the Class A common stock subject to calls or assessments by Aloha.

CLASS B COMMON STOCK

    OUTSTANDING SHARES. There are 2,927,174 shares of Class B common stock outstanding.

    VOTING RIGHTS. Holders of Class B common stock are entitled to 10 votes on all matters submitted to a vote of the shareholders.

    OTHER PROVISIONS. Each share of Class B common stock will be converted into Class A common stock on a one-for-one basis:

    - at the option of the holder at any time; or

    - automatically if the total number of shares of Class B common stock issued and outstanding is less than 1,100,000 shares at any time.

    Shares of the Class B common stock are subject to certain limitations on transferability that do not apply to Class A common stock. Shares of Class B common stock may not be transferred except to and among the following persons:

    - specified shareholders of Class B common stock;

    - a grandparent, parent, spouse, child, grandchild, sibling, parent or other lineal descendant of the specified shareholders of Class B common stock described above, or the spouse of any lineal descendant; and

    - entities controlled or owned by a shareholder of the type described above.

    In order to transfer shares of Class B common stock to persons who are not described above, those shares must first be converted into shares of Class A common stock. Thereafter, the transfer of such shares of Class A common stock is not restricted.

SERIES A PREFERRED STOCK

    There are no shares of Series A 12% preferred stock outstanding. The Series A preferred stock is entitled to dividends at an annual rate of 12% of stated value, payable semi-annually.

SERIES B PREFERRED STOCK

    OUTSTANDING SHARES. There are 5,308 shares of Series B preferred stock outstanding.

    Pursuant to Aloha's articles of incorporation, the Series B preferred stock will automatically convert into shares of Class A common stock immediately prior to the completion of the merger. The number of shares of Class A common stock received for each share of Series B preferred stock is related to:

    - the amount of accrued but unpaid dividends on the Series B preferred stock;

    - the amount of Aloha's undistributed profits since January 1, 1993;

    - the stated value of each share of Series B preferred stock ($1,000); and

    - the base conversion price ($8.00).

    In the aggregate, 5,308 shares of Series B preferred stock will convert to 1,081,505 shares of Class A common stock.

    VOTING RIGHTS. Each share of Series B preferred stock has 625 votes per share, and will vote together as one class with the Class A common stock and Class B common stock unless a separate class vote for the Series B preferred stock is required by law.

    DIVIDENDS. The Series B preferred stock accrues dividends payable semi-annually at an annual rate of 7% from the date of original issuance. The dividends are paid out when and as declared by Aloha's board of directors from funds legally available for the payment of dividends. As of December 31, 2001, the accrued and unpaid dividends on the Series B preferred stock totaled approximately $3.3 million, or approximately $630 per share.

SERIES C PREFERRED STOCK

    There are 15,000 shares of Series C preferred stock outstanding. Immediately prior to the completion of the merger, Hawaiian will buy all of the outstanding shares of the Series C preferred stock from the holders thereof. The Series C preferred stock will then be canceled in the merger.

    VOTING RIGHTS. The Series C preferred stock does not have any voting rights.

    DIVIDENDS. The Series C preferred stock accrues dividends payable semi-annually at an annual rate of 10% from the date of original issuance. The dividends are paid out when and as declared by the Aloha board of directors from funds legally available for the payment of dividends. As of December 31, 2001, the accrued and unpaid dividends on the Series C preferred stock totaled approximately $1.8 million, or approximately $117 per share.

            COMPARATIVE RIGHTS OF HOLDERS OF COMPANY CAPITAL STOCK,
                 HAWAIIAN CAPITAL STOCK AND ALOHA CAPITAL STOCK

    Set forth below is a summary of the material differences between the current rights of Hawaiian and Aloha shareholders and the rights they will have as shareholders of the Company following the merger. For detailed descriptions of the capital stock of the Company, Hawaiian and Aloha see "Description of Capital Stock of the Company," "Description of Capital Stock of Hawaiian" and "Description of Capital Stock of Aloha" of this joint proxy statement/prospectus.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                             STATE OF INCORPORATION

              Delaware                               Hawaii                                Hawaii

                                            AUTHORIZED CAPITAL STOCK

The authorized capital stock of the   The authorized capital stock of       The authorized capital stock of
Company will consist of 200 million   Hawaiian consists of 60 million       Aloha consists of 22,483,750 shares
shares, consisting of 150 million     shares of common stock, par value     of Class A common stock, par value
shares of common stock, par value     $.01 per share and 2 million shares   $1.00 per share, par 4,072,829
$.0001 per share, and 50 million of   of preferred stock, value $.01 per    shares of Class B common stock, par
preferred stock, par value $.0001     share, which are divided into         value $1.00 per share, 111,726
per share, of which there have been   1,979,993 shares of preferred stock   shares of Series A 12% preferred
designated three shares of Series A   that are not yet designated, 20,000   stock with a stated value of $28.50
special preferred stock, three        designated Series A junior shares     per share, 20,000 shares of
shares of Series B special preferred  participating cumulative preferred    Series B 7% preferred stock with a
stock, three shares of Series C       stock, four shares designated         stated value of $1,000 per share and
special preferred stock, one share    Series B special preferred stock,     100,000 shares of Series C 10%
of Series D special preferred stock,  one share designated Series C         preferred stock, with a stated value
one share of Series E special         special preferred stock, one share    of $1,000 per share.
preferred stock, and one share of     designated Series D special
Series F special preferred stock.     preferred stock and one share
                                      designated Series E special
                                      preferred stock.

                                           OUTSTANDING CAPITAL STOCK

As of the date of this joint proxy    As of the date of this joint proxy    As of the date of this joint proxy
statement/prospectus, [13,968,184]    statement/prospectus, [34,150,809]    statement/prospectus, 4,442,992
shares of common stock and no shares  shares of common stock, four shares   shares of Class A common stock,
of preferred stock are issued and     of Series B special preferred stock,  2,927,174 shares of Class B common
outstanding. Upon completion of the   one shares of Series Series C         stock, no shares of Series A
merger, there will be up to           preferred stock, one share of         preferred stock, 5,308 shares of
72,446,958 shares of Company common   Series D special preferred stock and  Series B preferred stock and 15,000
stock and 11 shares of special        one share of Series E special         shares of Series C preferred stock
preferred stock issued and            preferred stock are issued and        are issued and outstanding.
outstanding.                          outstanding.

                                                 VOTING RIGHTS

Holders of common stock are, and      Holders of common stock and special   Holders of Class A common stock are
holders of special preferred stock    of special preferred stock are        entitled to one vote per share,
will be, entitled to one vote per     entitled to one vote per share.       holders of Class B common stock are
share. Holders of common stock and    Holders of common stock and special   entitled to ten votes per share and
special preferred special preferred   preferred stock vote together as a    holders of Series B preferred stock
stock will vote together as a single  single class on all matters required  are entitled to 625 votes per share.
class on all matters to be voted      by law.                               Holders of Series C preferred stock
upon by upon by shareholders.                                               have no voting rights. Holders of
                                                                            common stock and Series B preferred
                                                                            stock vote together as a single
                                                                            class on all matters to be voted
                                                                            upon by shareholders unless a
                                                                            separate class vote is required by
                                                                            law.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                          DIVIDENDS AND DISTRIBUTIONS

Subject to the rights of holders of   Subject to the rights of holders of   Subject to the rights of holders of
preferred stock, holders of common    preferred stock, holders of common    preferred stock, holders of common
stock will be entitled to receive,    stock will be entitled to receive,    stock will be entitled to receive,
on a ratable basis, dividends and     on a ratable basis, dividends and     on a ratable basis, cash or stock
other distributions out of assets     other distributions at times and in   dividends and other distributions at
legally available at times and in     amounts as the board of directors of  times and in amounts as the board of
amounts as the board of directors of  Hawaiian may determine from time to   directors of Aloha may determine
the Company may determine from time   time, so long as the dividend or      from time to time, so long as the
to time. When any dividend or         distribution will not render it       dividend or distribution will not
distribution is paid or declared on   insolvent or unable to pay its debts  render it insolvent or unable to pay
the common stock, holders of special  as they come due. When any dividend   its debts as they come due. The
preferred stock will have the right   or distribution is paid or declared   Series B and Series C preferred
to receive a dividend per share       on the common stock, holders special  stock accrue dividends from the date
equal to twice the dividend per       preferred stock will have the right   of original issuance and are payable
share paid on the common stock.       to receive a dividend per share       semi-annually at a rate of 7% and
                                      equal to twice the dividend per       10%, respectively, when and as
                                      share paid on the common stock.       declared by the board of directors
                                      Holders of Series A junior            out of assets legally available.
                                      cumulative participating preferred
                                      stock, if issued, will be entitled
                                      to dividends in the annual amount of
                                      $1.00 per share or, if greater,
                                      1,000 times the amount of dividends
                                      paid on the common stock.

                                              NUMBER OF DIRECTORS

The board of directors of the         The board of directors of Hawaiian    The board of directors of Aloha is
Company currently consists of one     is currently fixed at 11 members.     currently fixed at nine members.
director and, upon completion of the
merger, will be fixed at 11
directors.

                                            BOARD NOMINATION RIGHTS

Each holder of a share of special     Each holder of a share of special     Holders of Aloha capital stock are
preferred stock will be entitled to   preferred stock is entitled to        not by the terms of their stock
identify for nomination one member    identify for nomination one member    entitled to identify for nomination
of the Company's board of directors   to Hawaiian's board of directors      any members of Aloha's board of
subject to specified conditions,      subject to specified conditions,      directors.
which are described in detail under   which are described in detail under
"Description of the Capital Stock of  "Description of the Capital Stock of
the Company."                         Hawaiian."

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                              REMOVAL OF DIRECTORS

Subject to the rights of holders of   A director, including a director      Directors may be removed, with or
preferred stock, any director may be  designated by the holders of special  without cause, by holders of a
removed from office with or without   preferred stock, may be removed,      majority of the shares then entitled
cause by the holders of 80% of the    with or without cause, by the         to vote for the election of
combined voting power of the          affirmative vote of shareholders      directors at a meeting of the
outstanding shares of voting stock.   having a majority of the              shareholders called expressly for
However, nominees of any series of    corporation's voting power at a       that purpose. A Hawaii court may
special preferred stock may be        special meeting called expressly for  also remove a director in an action
removed with or without cause only    that purpose. A Hawaii court may      commenced by the corporation or by
by the affirmative vote of a          also remove a director in an action   holders of at least 10% of the
majority of the holders of shares of  commenced by the corporation or by    shares of any class if the court
such series.                          holders of at least 10% of the        finds that the director engaged in
                                      shares of any class if the court      fraudulent or dishonest conduct, or
                                      finds that the director engaged in    gross abuse of authority or
                                      fraudulent or dishonest conduct, or   discretion, with respect to the
                                      gross abuse of authority or           corporation and that removal is in
                                      discretion, with respect to the       the best interest of the
                                      corporation and that removal is in    corporation.
                                      the best interest of the
                                      corporation.

                                  FILLING VACANCIES ON THE BOARD OF DIRECTORS

Newly created directorships and       Newly created directorships and       A vacancy on the board of directors
vacancies may be filled by            vacancies may be filled by            created by the removal or
affirmative vote of a majority of     affirmative vote of a majority of     resignation of a director or by
the board or by a plurality of the    the board or by a plurality of the    expansion of the authorized number
votes cast by shareholders at a       votes cast by shareholders at a       of directors may be filled by the
meeting. However, so long as there    meeting. However, so long as there    affirmative vote of a majority of
is a holder of special preferred      is a holder of special preferred      the remaining directors then in
stock of the Company, and the         stock of Hawaiian, and the vacancy    office or by the shareholders at a
vacancy is of a director nominated    is of a director nominated by this    special meeting.
by this holder, the Company board     holder, the Hawaiian board may fill
may fill the vacancy only with a      the vacancy only with a person
person nominated by this holder.      nominated by this holder.
Furthermore, if the type of vacancy   Furthermore, if the type of vacancy
described in the preceding sentence   described in the preceding sentence
is not filled within 30 days, this    is not filled within 30 days, this
vacancy may be filled by the          vacancy may be filled by the
affirmative vote of the holders of a  affirmative vote of the holders of a
majority of the series of special     majority of the series of special
preferred stock.                      preferred stock.

                         EFFECT ON PREFERRED STOCK OF MERGERS AND SIMILAR TRANSACTIONS

In the event the Company enters into  In the event Hawaiian enters into     In the event Aloha enters into any
any consolidation, merger or other    any consolidation, merger or other    consolidation, merger, or other
transaction in which shares of        transaction in which shares of        transaction in which shares of Aloha
Company common stock are exchanged    Hawaiian common stock are exchanged   common stock are exchanged for or
for or changed into other stock,      for or changed into other stock,      changed into stock, securities, cash
securities, cash or into other        securities, cash or other property,   or other property, and where the
property, then all shares of Company  then all shares of Hawaiian special   stockholders of the company approve
special preferred stock will at the   preferred stock will at the same      the merger transaction, then the
same time be exchanged for or         time be exchanged for or changed      Series B preferred stock will be
changed into an amount per share      into an amount per share equal to     converted into Class A common stock
equal to the aggregate amount of      the aggregate amount of stock,        on the date immediately prior to the
stock, securities, cash and other     securities, cash and other property   date of closing of the merger
property received in exchange for     received by each share of Hawaiian    transaction.
each share of Company common stock.   common stock stock.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                             AFFILIATE TRANSACTIONS

The Company and its subsidiaries are  Except as described below under       Except as described below under
not permitted to enter into any       "Interested Director Transactions"    "Interested Director Transactions"
transactions with or for the benefit  Hawaiian is not subject to any        Aloha is not subject to any
of holders of Series A, Series B or   comparable restrictions.              comparable restrictions.
Series C special preferred stock
except with prior approval of all
members of the executive committee
or the board of directors of the
Company or by a majority of the
entire board including at least one
director nominated by holders of
each of the Series A, Series B or
Series C special preferred stock.
For the purposes of these approvals,
the vote of the director nominated
by the holder entering into or
benefiting from the transaction will
not count.

                                        SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of Company           Special meetings of Hawaiian          Special meetings of Aloha's
shareholders may be called only by    shareholders must be called by the    shareholders may be called by the
the chairman of the board of          corporate secretary upon written      president or by the board of
directors or by a resolution          request of the holders of not less    directors of Aloha, and shall be
approved by a majority of the board   than one-tenth of the issued and      called by the president at the
of directors, subject to the rights   outstanding common stock entitled to  request of the holders of 10% or
of holders of any series of           vote at the meeting or upon the       more of all outstanding shares of
preferred stock of the Company.       resolution of the board of            stock of Aloha entitled to vote at
Business at such meetings is limited  directors. Business at such meetings  the meeting. Business at such
to the purpose stated in the notice   is limited to the purpose stated in   meetings is limited to the purpose
for such meeting.                     the notice of meeting.                stated in the notice for such
                                                                            meeting.

                 REQUIREMENTS FOR ADVANCE NOTIFICATION OF SHAREHOLDER NOMINATIONS AND PROPOSALS

A shareholder may nominate persons    A shareholder may propose business    None.
for election to the board of          to be conducted at the annual
directors and may propose business    meeting of shareholders of Hawaiian
to be considered at an annual         only if the shareholder meets the
meeting and nominate persons for      prior notice requirements and other
election to the board at a special    conditions set forth in Hawaiian's
meeting if the board has determined   amended bylaws.
that a director will be elected by
shareholders at such meeting,
provided in each case that specified
notice and other procedures are
followed.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                     SHAREHOLDER ACTION BY WRITTEN CONSENT

Any action required or permitted to   Any action required or permitted to   Action required or permitted to be
be taken by shareholders must be      be taken by shareholders of Hawaiian  taken by shareholders at a
effected at an annual or special      may be taken by the unanimous         shareholders' meeting may be taken
meeting of shareholders, subject to   written consent of shareholders, but  without a meeting if the action is:
the rights of holders of any series   such action is impracticable because  - taken by all the shareholders
of the preferred stock.               of the large number of Hawaiian       entitled to vote on the action;
                                      shareholders.                         - evidenced by one or more written
                                                                              consents describing the action
                                                                              taken that is signed before or
                                                                              after the intended effective date
                                                                              of the action by all shareholders
                                                                              entitled to vote on the action;
                                                                              and
                                                                            - delivered to Aloha for inclusion
                                                                            in the corporate records.

                                          UNDESIGNATED PREFERRED STOCK

The board of directors will be        The board of directors is authorized  The board of directors is authorized
authorized to issue preferred stock   to to issue preferred stock with      to to issue preferred stock with
with voting or other rights or        voting or other rights or             voting or other rights or
preferences without shareholder       preferences without shareholder       preferences without shareholder
approval.                             approval.                             approval.

                                        AMENDMENT OF CHARTER AND BY-LAWS

Most provisions in the Company's      The affirmative vote of two-thirds    The affirmative vote of the holders
restated certificate of               of all outstanding shares of the      of two-thirds or more of the
incorporation, including those        capital stock of Hawaiian with        combined voting power of the
relating to the special preferred     voting power is required to amend     outstanding shares of voting stock
stock but excluding the authorized    Hawaiian's restated articles of       of Aloha, voting together as a
capital provision, may be amended     incorporation.                        class, is required to amend Aloha's
only by the affirmative vote of the   Hawaiian's amended by-laws may be     articles of incorporation.
holders of 80% or more of the         amended, altered or repealed by the   The power to amend the by-laws or
combined voting power of the          affirmative vote of a majority of     adopt new by-laws is vested in the
outstanding shares of voting stock    the members of the board, subject to  board of directors, subject to
of the Company voting together as a   repeal or change by action of         repeal or change by the shareholders
single class.                         shareholders, except for the          of Aloha. The board of directors
The Company's board may amend the     provisions of Hawaiian's amended      cannot divest the shareholders of
by-laws by the vote of a majority of  by-laws relating to:                  their power to amend the by-laws.
the entire board of directors,        - the number or qualifications of     The shareholders of Aloha may amend
except for the provisions of the        directors;                          the by-laws by a majority vote of
amended by-laws relating to:          - notice and other requirements with  the issued and outstanding shares of
- committees of the board;            respect to shareholder meetings; and  each class of Aloha voting stock.
- transactions with affiliates;       - the removal of directors and
- amendment of the by-laws;           filling of vacancies or the
- special meetings of shareholders;     amendment of the amended by-laws.
- notice of shareholder business and  The provisions of the by-laws listed
  nominations;                        above may be amended only by a
- the number, qualification or term   majority of the board of directors
  of office of directors;             that includes a director nominated
- newly created directorships or      by the holder of the Series B
  vacancies;                          special preferred stock and at least
- removal of directors;               two of the three directors nominated
- special meetings of the board;      by the holders of the Series C,
                                      Series D and Series E special
                                      preferred stock.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
- quorum of directors; and
- action by majority vote of
  directors or appointment or
  compensation of officers.
The majority of the board which
approves an amendment to the
provisions listed above must include
at least one director nominated by
each of the holders of Series A,
Series B or Series C special
preferred stock and a majority of
the directors nominated by holders
of Series D, Series E or Series F
special preferred stock. Any
amendment of the provisions of the
by-laws of the Company relating to
the matters described above by the
shareholders requires the
affirmative vote of the holders of
80% or more of the combined voting
power of the outstanding shares of
voting stock of the Company.

                                            SHAREHOLDER RIGHTS PLAN

The Company does not have a           Hawaiian currently has a Shareholder  Aloha does not currently have a
shareholder rights plan.              Rights Plan, which is summarized      shareholder rights plan.
                                      under "Description of the Capital
                                      Stock of Hawaiian--Shareholder
                                      Rights Plan."

                                        INTERESTED DIRECTOR TRANSACTIONS

Contracts or transactions between     Contracts or transactions between     Contracts or transactions between
the Company and one or more of its    Hawaiian and one or more of its       Aloha and one or more of its
directors or officers will not be     directors may not be enjoined, set    directors may not be enjoined, set
void or voidable solely because of    aside or give rise to an award of     aside or give rise to an award of
this reason or solely because the     damages or other sanctions, in a      damages or other sanctions, in a
interested director or officer is     proceeding, by a shareholder or in a  proceeding by a shareholder or in a
present or participates in the board  derivative proceeding because the     derivative proceeding because the
or committee meeting that authorizes  director, or a person with whom the   director or a person with whom the
the contract or transaction so long   director has a personal, economic or  director has a personal, economic,
as:                                   other association has an interest,    or other association, has an
- the material facts as to the        so long as the contract or            interest so long as the contract or
  director's or officer's             transaction is approved by:           transaction is approved by:
  relationship or interest and as to  - a majority of the members of the    - a majority of the members of the
  the contract or transaction are       board who are "qualified              board who are "qualified
  disclosed or are known to the         directors" (but no fewer than two     directors" (but no fewer than two
  board or committee, and the board     directors) or by a majority of the    directors) or by a majority of the
  in good faith authorizes the          members of a committee all of         members of a committee all of
  contract or transaction by the        whose members are qualified           whose members are qualified
  affirmative votes of a majority of    directors and who are either all      directors and who are either all
  the directors, even if the            of the qualified directors on the     of the qualified directors on the
  disinterested directors are less      board or were approved by the         board or were approved by the
  than a quorum;                        affirmative vote of all qualified     affirmative vote of all qualified
- the material facts as to the          directors on the board after          directors on the board after
  director's or officer's               disclosure of the existence and       disclosure of the existence and
  relationship or interest and as to    nature of the conflicting interest    nature of the conflicting interest
  the contract or transaction are       and of all material facts known       and of all
  known to the shareholders             about the

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
  entitled to vote, and the contract    transaction;                          material facts known about the
  or transaction is specifically      - by a majority vote of shares          transaction;
  approved in good faith by vote of     beneficially owned by shareholders  - by a majority vote of shares
  the shareholders; or                  of Hawaiian who are not directors     beneficially owned by shareholders
- the contract or transaction is        with a conflicting interest or        of Aloha who are not directors
  fair as to the corporation as of      specified persons related to such     with a conflicting interest or
  the time it is authorized,            directors, after disclosure of the    specified persons related to such
  approved or ratified, by the board    existence and nature of the           directors, after disclosure of the
  of directors, a committee or          conflicting interest and of all       existence and nature of the
  shareholders.                         material facts known about the        conflicting interest and of all
                                        transaction; or                       material facts known about the
                                      - if the transaction, judged            transaction; or
                                      according to the circumstances at     - if the transaction, judged
                                        the time of the commitment, is      according to the circumstances at
                                        established to have been fair to      the time of the commitment, is
                                        Hawaiian.                             established to have been fair to
                                                                              Aloha.

Interested directors may be counted   A "qualified director" is a director  A "qualified director" is a director
for quorum purposes at a meeting.     who does not have a conflicting       who does not have a conflicting
                                      interest with respect to the          interest with respect to the
                                      transaction or a family, financial,   transaction or a family, financial,
                                      professional or employment            professional or employment
                                      relationship with a director who has  relationship with a director who has a conflicting interest if, under the  a conflicting interest if, under the
                                      circumstances, the relationship       circumstances, the relationship
                                      would reasonably be expected to       would reasonably be expected to
                                      exert an influence on the director's  exert an influence on the director's
                                      judgment when voting on the           judgment when voting on the
                                      transaction.                          transaction.

                                               APPROVAL OF MERGER

In general, any merger or             Any merger or consolidation to which  Any merger or consolidation to which
consolidation to which the Company    Hawaiian is a constituent party must  Aloha is a constituent party must be
is a constituent party must be        be approved by three-fourths of the   approved by three-fourths of the
approved by a majority of             outstanding shares of common stock    vote attaching to the outstanding
outstanding shares of Company common  and special preferred stock, voting   shares of Class A common stock,
stock and special preferred stock,    together as a single voting group,    Class B common stock, and Series B
voting together as a single class.    and the affirmative vote of the       preferred stock voting together as a
                                      majority of the shares of special     single voting group.
                                      preferred stock, voting together as
                                      a single voting group.

                                           APPROVAL OF SALE OF ASSETS

Any sale, lease or exchange of all    Any sale, lease or exchange of all    Any sale, lease or exchange of all
or substantially all of the           or substantially all of Hawaiian's    or substantially all of Aloha's
Company's assets other than in the    assets other than in the usual and    assets other than in the usual and
usual or ordinary course of business  regular course of business must be    regular course of business must be
must be approved by a majority of     approved by three-fourths of the      approved by three- fourths of the
the outstanding shares of Company     outstanding shares of Hawaiian        vote attaching to the outstanding
common stock and special preferred    common stock and special preferred    shares of Class A common stock,
stock, voting together as a single    stock, voting together as a single    Class B common stock and Series B
class.                                voting group.                         preferred stock voting together as a
                                                                            single voting group.

            THE COMPANY                             HAWAIIAN                               ALOHA
------------------------------------  ------------------------------------  ------------------------------------
                                        APPRAISAL OR DISSENTER'S RIGHTS

Under Delaware law, shareholders of   Under Hawaii law, shareholders of a   Under Hawaii law, shareholders of a
a corporation involved in a merger    corporation involved in a merger or   corporation involved in a merger or
have the right to demand and receive  certain other extraordinary           certain other extraordinary
payment of the fair value of their    transactions have a right to dissent  transactions have a right to dissent
stock in lieu of receiving the        from these transactions, and obtain   from these transactions, and obtain
merger consideration, provided that   payment of the fair value their       payment of the fair value of their
these shareholders comply with the    shares in lieu of receiving the       shares in lieu of receiving the
procedural requirements set forth     merger consideration, provided that   merger consideration, provided that
under Delaware law for perfecting     these shareholders comply with        these shareholders comply with
this right. However, appraisal        specified procedural requirements.    specified procedural requirements.
rights are not available to holders   See "The Merger--Dissenters'          See "The Merger--Dissenters'
of shares that are:                   Rights."                              Rights."

- listed on a national securities
  exchange;

- designated as a national market
  system security on an interdealer
  quotation system operated by the
  National Association of Securities
  Dealers, Inc.; or

- held of record by more than 2,000
  holders;

unless holders of stock are required
to accept consideration in the
merger other than any combination
of:

- shares of stock of the surviving
  corporation in the merger;

- shares of stock of another
  corporation that, at the effective
  date of the merger, will be
  either:

    - listed on a national
      securities exchange;

    - designated as a national
      market system security on an
      interdealer quotation system
      operated by the National
      Association of Securities
      Dealers, Inc.; or

    - held of record by more than
      2,000 holders; or

- cash in lieu of fractional shares
  of stock or depositary receipts
  received.

        PROPOSAL TO APPROVE THE 2002 STOCK INCENTIVE PLAN OF THE COMPANY

    The boards of directors of Hawaiian, Aloha and the Company recommend a vote FOR the approval of the 2002 Stock Incentive Plan of the Company. Under the voting agreements entered into by AIP and the principal shareholders of Aloha, holders of the requisite voting power to approve the Stock Incentive Plan have agreed to vote for this proposal. Provisions of the Stock Incentive Plan are summarized below and the entire plan is included in this joint proxy statement/prospectus as Appendix II.

    The Company expects that the Stock Incentive Plan will play an important role in the Company's efforts to attract and retain employees, consultants and directors and to align the interests of the Company's employees, consultants and directors with those of the Company's shareholders through increased ownership of the Company by those employees. The Stock Incentive Plan will allow the Company to grant to participants stock options to purchase shares of Company common stock and restricted shares of Company common stock. The purpose of the Stock Incentive Plan is to enable the Company to offer participants an opportunity to acquire an equity interest in the Company and to provide the participants with an appropriate incentive to encourage them to continue to provide services to the Company and its affiliates to improve their growth and profitability.

ELIGIBILITY

    Employees, consultants and directors who provide services to the Company or any of its affiliates and who are selected by the Stock Incentive Plan Committee of the Company's board of directors will be eligible to receive grants of options or restricted stock under the Stock Incentive Plan.

ADMINISTRATION

    The board of directors or a committee of the board of directors will administer the Stock Incentive Plan and will have the authority to make all determinations necessary or advisable for the administration of the Stock Incentive Plan, including to prescribe or determine:

    - the persons to whom grants of awards may be made;

    - the type of award (such as stock options and/or restricted stock awards);

    - the time or times when grants will be made;

    - the form of award agreement evidencing the grant of an award and the terms and conditions applicable to each award; and

    - any rules and regulations relating to the administration of the plan.

    The members of the board of directors or committee administering the Stock Incentive Plan will not be held liable for any action or determination made in good faith with respect to the Stock Incentive Plan and the Company will indemnify, to the fullest extent permitted by law, any such members made or threatened to be made a party to any action by reason of their participation on the board of directors or committee administering the Stock Incentive Plan.

SHARES SUBJECT TO THE STOCK INCENTIVE PLAN

    Subject to adjustment to reflect the corporate events that are described below, the Company's board of directors or the Stock Incentive Plan Committee may grant stock options and make restricted stock awards with respect to up to 7,128,092 shares of Company common stock under the Stock Incentive Plan and during the term of the Stock Incentive Plan, no participant may be granted awards with respect to more than 1,782,023 shares of common stock. If an award granted under the Stock Incentive Plan terminates or expires without having been exercised or vested, the shares covered by such award will again become available for issuance under the Stock Incentive Plan. The Company expects that the shares of Company common stock to be issued under the Stock Incentive Plan will be issued directly from the Company's authorized but unissued capital stock or from any shares held in treasury.

OPTIONS

    Options granted under the Stock Incentive Plan will be nonqualified stock options (also known as NQSOs). The Company's board of directors or the Stock Incentive Plan Committee will determine the terms and conditions of each option and include them in a written agreement between the participant and the Company. Each option agreement will set forth:

    - the per share exercise price of the option, which will generally be the closing price of a share of Company common stock as reported on the AMEX on the date of grant;

    - the vesting provisions of the option;

    - the termination date of the option, which will not be later than ten years after the date of grant; and

    - the effect on the option of the termination of the participant's employment.

    Each option agreement will also contain other terms and conditions that the board of directors or the committee administering the Stock Incentive Plan may establish. Generally, options are not transferable during the participant's lifetime. However, a participant may request authorization from the committee to assign his or her rights with respect to an option to a trust or custodianship, the beneficiaries of which may include only the participant, the participant's spouse or the participant's lineal descendants. In the event of any assignment, the trust or custodianship will be subject to all the restrictions and obligations as apply to the participant under the Stock Incentive Plan or option agreement. Upon exercise, payment for shares of common stock acquired on exercise of a stock option may be made in cash, in shares of common stock, or a combination thereof, as the committee may determine.

    The Company has the authority to terminate any outstanding option, at any time, and pay to a holder of such option, with respect to each share of common stock underlying the option, the excess of the fair market value, determined as of the valuation date coincident with or following the date of termination, over the exercise price of the option.

RESTRICTED STOCK

    The board of directors or the committee administering the Stock Incentive Plan will determine the terms and conditions of each share of restricted stock granted to a participant and include them in a written agreement between the participant and the Company. Each restricted stock agreement will set forth the vesting provisions of the restricted stock and the effect on the restricted stock of the termination of the participant's employment.

    Each restricted stock agreement will also contain other terms and conditions that the board of directors or the committee administering the Stock Incentive Plan may establish. Generally, restricted stock is not transferable during the participant's lifetime. Any attempt to transfer restricted stock will be of no force and effect and will result in a forfeiture by the participant of the restricted stock.

    The Company has the authority to terminate any restricted stock, at any time, and pay to a holder of this restricted stock the fair market value of the Company common stock, determined as of the valuation date coincident with or following the date of termination.

ADJUSTMENTS

    Generally, in connection with certain types of corporate events that result in an increase or decrease in the number of issued shares of Company common stock or in connection with other corporate transactions involving the Company's securities, the committee can make adjustments to the number, type and/or class of shares of common stock subject to outstanding awards and/or to the number, type and/or class of shares available for grant under the Stock Incentive Plan. In addition, the committee can make adjustments to the exercise price per share of common stock (in the case of outstanding options).

TAX MATTERS

    The Company has the right to require a participant to remit to the Company cash amounts sufficient to satisfy tax withholding obligations arising under the Stock Incentive Plan. At a participant's election, and subject to the committee's approval, a participant may satisfy his or her tax withholding obligations by either tendering to the Company shares of stock already owned by the participant or by the Company withholding a number of shares from those shares otherwise distributable to the participant under the Stock Incentive Plan, in each case, with a fair market value sufficient to satisfy the withholding obligations, but not greater than such withholding obligation.

FEDERAL INCOME TAX CONSEQUENCES OF THE STOCK INCENTIVE PLAN

    The following summary of the effects of federal income taxation upon the Company and participants in the Stock Incentive Plan with respect to shares issued thereunder does not purport to be complete. Participants should consult their own tax advisor regarding the applicability of tax laws and regulations to their specific circumstances (including the applicability of state law).

    OPTIONS. The federal income tax consequences, in general, of the nonqualified stock options granted under the Stock Incentive Plan are as follows: A participant receiving a grant will not recognize income and we will not be allowed a deduction at the time an option is granted. When a participant exercises an option, the excess of the fair market value over the exercise price of the option will be ordinary income to the participant and a deduction will be allowed for federal income tax purposes to us or our affiliates. When a participant disposes of shares acquired by the exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as short-term or long-term capital gain, depending upon the holding period of the shares. If the amount received is less than the fair market value of the shares on the date of exercise, the loss will be treated as short-term or long-term capital loss, depending upon the holding period of the shares. If the Company exercises its right to terminate any outstanding option and pay the participant the excess of the fair market value over the exercise price, the excess so paid will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the Company or its affiliates.

    RESTRICTED STOCK.  Unless a participant makes an election under section 83(b) of the Internal Revenue Code, a participant will not realize taxable income in connection with an award of restricted stock, and the Company will not be entitled to a deduction, until the termination of the restrictions. Upon termination of the restrictions, the employee will realize ordinary income in an amount equal to the fair market value of the shares of Company common stock at that time. In addition, the participant will realize ordinary income with respect to dividends on restricted stock when such dividends are received.

    A participant may elect, under section 83(b) of the Internal Revenue Code, to realize taxable ordinary income in the year the restricted stock is awarded in an amount equal to its fair market value on the date of award, determined without regard to the restrictions. A section 83(b) election must be made no later than 30 days following the date of award. Subject to the provisions regarding section 162(m) of the Internal Revenue Code described below, the Company will be entitled to a deduction in the same amount and at the same time as the participant realizes income.

    A participant will have a tax basis in the restricted stock equal to the fair market value on the date first taxed (the date of award, if a section 83(b) election was made; otherwise the date the restrictions lapse). Any gain or loss recognized by a participant will be either long-term or short-term depending on the participant's holding period for the shares at the time of disposition. In the event that the Company exercises its right to terminate any restricted stock award and pay the participant the fair market value at the time of termination, the participant will be taxed in the same manner as if the restrictions terminated at the time the Company exercised such right.

    SECTION 162(M) LIMITATION. The Company generally cannot deduct compensation paid to certain key executives in excess of $1,000,000 per year unless certain conditions are satisfied. In general, only the chief executive officer of the Company and our four other highest paid executive officers are subject to this limitation. The income that an executive would recognize by reason of the exercise of a non-qualified stock option is subject to this deduction limitation. The Stock Incentive Plan has been designed to meet the requirements of section 162(m) of the Internal Revenue Code and, as a result, we believe that compensation attributable to stock options granted under the Stock Incentive Plan in accordance with the foregoing requirements will be fully deductible under section 162(m) of the Internal Revenue Code. The Stock Incentive Plan has been designed to provide flexibility with respect to whether compensation attributable to restricted stock awards will also be fully deductible under section 162(m) of the Internal Revenue Code. A restricted stock award will not be subject to section 162(m) if it is deemed "performance-based" under section 162(m). In order to be performance-based, among other things, a restricted stock award must be payable upon the achievement of one or more pre-established performance goals set by an independent committee and the material terms of the plan, including the performance goals or criteria, must be approved by shareholders by a majority of the votes cast on the matter.

    Assuming no election is made under section 83(b) of the Code, if the lapse of the forfeiture restrictions relating to a restricted stock award granted by the committee is based solely upon the satisfaction of one of the performance criteria set forth in the Stock Incentive Plan and all other requirements of section 162(m) are satisfied, then the Company believes that the compensation expense deduction relating to such an award should not be limited by section 162(m) of the Code if the restricted stock becomes vested. The performance criteria set forth in the Stock Incentive Plan include the attainment of one or more performance measures established by the committee that are based on the price of a share of Common Stock, the Company's earnings per share, the Company's market share, the market share of a business unit of the Company designated by the committee, the Company's sales or revenues, the sales or revenues of a business unit of the Company designated by the committee, the net income (before or after taxes) of the Company or any business unit of the Company designated by the committee, the cash flow return on investment of the Company or any business unit of the Company designated by the committee, the earnings before or after interest, taxes, depreciation, and/or amortization of the Company or any business unit of the Company designated by the Committee, the economic value added, the return on stockholders' equity achieved by the Company, the total stockholders' return achieved by the Company or the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion. The aformentioned performance criteria may be subject to adjustment for specified extraordinary items or events, and may be absolute, relative to one or more other companies, or relative to one or more indices, and may be contingent upon future performance of the Company or any affiliate, division or department thereof. However, compensation expense deductions relating to restricted stock awards granted by the committee will be subject to the section 162(m) deduction limitation if the restricted stock becomes vested based upon any other criteria set forth in such award (such as vesting based upon continued service with the Company).

    Because grants under the Stock Incentive Plan are discretionary, the total number of stock options or restricted stock that will be granted under the Stock Incentive Plan is not determinable at this time. The Stock Incentive Plan is not qualified under section 401(a) of the Code and based upon current law and published interpretations, the Company does not believe that the Stock Incentive Plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

                                 LEGAL OPINIONS

    Cleary, Gottlieb, Steen & Hamilton will pass upon the validity of the shares of Company common stock and notes offered by this joint proxy statement/prospectus.

                                    EXPERTS

    The consolidated financial statements of Aloha and its subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The audited financial statements of Hawaiian as of and for each of the years in the two year period ended December 31, 2000 included in this joint proxy statement/prospectus, to the extent and for the periods indicated in their report, have been audited by Ernst & Young, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this joint proxy statement/prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Hawaiian for the year ended December 31, 1998 have been included in this joint proxy statement/prospectus and in the registration statement on Form S-4 in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

              DEADLINE FOR SUBMITTING FUTURE SHAREHOLDER PROPOSALS

    In light of the proposed merger, Hawaiian has not scheduled its 2002 annual meeting. Hawaiian will hold an annual meeting in 2002 only if the merger has not already been completed. If an annual meeting is scheduled, any proposal to be presented at the annual meeting from a Hawaiian shareholder who wishes to have the proposal included in Hawaiian's proxy materials to be sent to shareholders for the meeting using the processes contained in Rule 14a-8 of the Securities Exchange Act of 1934 must have been received by the corporate secretary of Hawaiian at its principal offices at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819 on or before the 10th day after the public announcement of the date of the annual meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

    Hawaiian files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the information on file with the SEC at the SEC's following locations:

Public Reference Room        Northeast Regional Office    Chicago Regional Office
450 Fifth Street, N.W.       233 Broadway                 Citicorp Center
Room 1024                    New York, NY 10279           500 West Madison Street
Washington, D.C. 20549                                    Chicago, IL 60661-2511

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Hawaiian's SEC filings are also available to the public from commercial document retrieval services, some of their SEC filings are available on the SEC's web site located at http://www.sec.gov/ and some of their filings are available on Hawaiian's web site at http://www.hawaiianair.com/.

    Hawaiian's common stock is listed on the AMEX and the PSE. Reports and other information concerning Hawaiian may be inspected at the offices of the AMEX, 86 Trinity Place, 8th Floor, New York, New York 10006.

    The Company filed a registration statement on Form S-4 to register with the SEC the shares of Company common stock and notes offered by this joint proxy statement/prospectus. This document is a part of that registration statement and constitutes a prospectus of the Company in addition to being a joint proxy statement for Hawaiian and Aloha for their respective shareholder special meetings. As permitted by SEC rules, this document does not contain all the information you can find in the registration statement or in exhibits to the registration statement.

    The SEC allows Hawaiian to "incorporate by reference" information into this document, which means that Hawaiian can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document or in any document subsequently filed with the SEC which is also incorporated by reference. This document incorporates by reference any additional documents that Hawaiian may file with the SEC between the date of this document and the date of the Hawaiian and the Aloha special meeting.

    You can obtain any document incorporated by reference, excluding all exhibits that have not been specifically incorporated by reference, from Hawaiian or the SEC. Documents incorporated by reference are available from Hawaiian without charge.

    Hawaiian and Aloha shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

                            HAWAIIAN AIRLINES, INC.
                              3375 Koapaka Street
                                  Suite G-350
                           Attn: Corporate secretary
                          Honolulu, Hawaii 96819-1869
                           Telephone: (808) 835-3700

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM HAWAIIAN, PLEASE DO SO PROMPTLY TO RECEIVE THEM BEFORE THE HAWAIIAN OR THE ALOHA SPECIAL MEETING. HAWAIIAN WILL SEND REQUESTED DOCUMENTS BY FIRST-CLASS MAIL WITHIN ONE BUSINESS DAY AFTER RECEIVING THE REQUEST.

    The Company has supplied all information contained in this document relating to the Company. Hawaiian has supplied all information contained in this document or incorporated by reference in this document relating to Hawaiian. Aloha has supplied all information contained in this document relating to Aloha.

    You should rely only on the information contained or incorporated by reference in this document and the registration statement of which this joint proxy statement/prospectus is a part to vote on the merger proposal. No one has been authorized to provide you with information that is different from what is contained in this document or in the incorporated documents. This document is
dated   -    -  , 2002. You should not assume the information contained in this document is accurate as of any date other than this date, and neither the mailing of this document to shareholders nor the issuance of the Company common stock or notes in the merger shall imply information is accurate as of any other date.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
                       HAWAIIAN AIRLINES, INC.

Report of Independent Auditors..............................     F-2

Independent Auditors' Report................................     F-3

Balance Sheets--December 31, 2000 and 1999..................     F-4

Statements of Operations--Years Ended December 31, 2000,
  1999 and 1998.............................................     F-6

Statements of Shareholders' Equity and Comprehensive
  Income--Years Ended December 31, 2000, 1999, and 1998.....     F-8

Statements of Cash Flows--Years Ended December 31, 2000,
  1999 and 1998.............................................     F-9

Notes to Financial Statements...............................    F-10

Selected Statistical Data (Unaudited)--Years 2000, 1999,
  1998, 1997 and 1996.......................................    F-31

Condensed Statements of Operations (Unaudited)--Nine Months
  Ended September 30, 2001 and 2000.........................    F-32

Condensed Balance Sheets--September 30, 2001 (Unaudited) and
  December 31, 2000.........................................    F-33

Condensed Statements of Cash Flows (Unaudited)--Nine Months
  Ended September 30, 2001 and 2000.........................    F-34

Statistical Data (Unaudited)--Nine Months Ended
  September 30, 2001 and 2000...............................    F-35

Notes to Condensed Financial Statements (Unaudited).........    F-36

                    ALOHA AIRGROUP, INC.

Report of Independent Accountants...........................    F-39

Consolidated Balance Sheets--December 31, 2000 and 1999.....    F-40

Consolidated Statements of Operations--Years Ended
  December 31, 2000, 1999 and 1998..........................    F-41

Consolidated Statements of Stockholders' Equity--Years Ended
  December 31, 2000, 1999 and 1998..........................    F-42

Consolidated Statements of Cash Flows--Years Ended
  December 31, 2000, 1999 and 1998..........................    F-43

Notes to Consolidated Financial Statements..................    F-44

Consolidated Balance Sheets--September 30, 2001 (Unaudited)
  and December 31, 2000.....................................    F-60

Consolidated Statements of Operations--Three Months and Nine
  Months Ended September 30, 2001 and 2000..................    F-61

Consolidated Statements of Cash Flows--Nine Months Ended
  September 30, 2001 and 2000...............................    F-62

Notes to Consolidated Financial Statements..................    F-63

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Hawaiian Airlines, Inc.

    We have audited the accompanying balance sheets of Hawaiian Airlines, Inc. (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Hawaiian Airlines, Inc. as of December 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 2 of the financial statements, effective January 1, 1999, the Company changed its method of accounting for the sale of mileage credits to particpating partners in its frequent flyer program.

/s/ Ernst & Young LLP
Honolulu, Hawaii
March 16, 2001

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hawaiian Airlines, Inc.:

    We have audited the accompanying statements of operations, shareholders' equity and comprehensive income, and cash flows of Hawaiian Airlines, Inc. for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Hawaiian Airlines, Inc. for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Honolulu, Hawaii
March 11, 1999

                            HAWAIIAN AIRLINES, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                2000       1999
                                                              --------   --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 67,832   $ 66,431
  Accounts receivable, net of allowance for doubtful
    accounts of $500 in 2000 and 1999.......................    25,195     24,921
  Inventories...............................................     4,432     13,965
  Assets held for sale......................................    12,805      2,887
  Deferred tax assets, net..................................     7,125      9,625
  Prepaid expenses and other................................    10,132      3,634
                                                              --------   --------
    TOTAL CURRENT ASSETS....................................   127,521    121,463
                                                              --------   --------
PROPERTY AND EQUIPMENT:
  Flight equipment..........................................    16,895     39,675
  Progess payments on flight equipment......................    47,079      7,158
  Ground equipment, buildings and leasehold improvements....    41,940     30,980
                                                              --------   --------
    Total...................................................   105,914     77,813
  Accumulated depreciation and amortization.................   (22,171)   (12,541)
                                                              --------   --------
    PROPERTY AND EQUIPMENT, NET.............................    83,743     65,272
                                                              --------   --------
OTHER ASSETS:
  Long-term prepayments and other...........................     5,530      8,930
  Deferred tax assets, net..................................     8,585     12,375
  Reorganization value in excess of amounts
    allocable to identifiable assets, net...................    31,589     33,897
                                                              --------   --------
    TOTAL OTHER ASSETS......................................    45,704     55,202
                                                              --------   --------
    TOTAL ASSETS............................................  $256,968   $241,937
                                                              ========   ========

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2000       1999
                                                                ----     --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $ 30,510   $  3,853
  Current portion of capital lease obligations..............       723      3,379
  Accounts payable..........................................    55,083     44,664
  Air traffic liability.....................................    74,989     50,426
  Other accrued liabilities.................................    36,530     20,920
                                                              --------   --------
      TOTAL CURRENT LIABILITIES.............................   197,835    123,242
                                                              --------   --------
LONG-TERM DEBT..............................................    10,763     23,858
                                                              --------   --------
CAPITAL LEASE OBLIGATIONS...................................     2,067      2,790
                                                              --------   --------
OTHER LIABILITIES AND DEFERRED CREDITS:
  Accumulated pension and other postretirement benefit
    obligations.............................................    20,715     16,397
  Other.....................................................     7,329      9,524
                                                              --------   --------
      TOTAL OTHER LIABILITIES AND DEFERRED CREDITS..........    28,044     25,921
                                                              --------   --------
SHAREHOLDERS' EQUITY:
  Common Stock -- $.01 par value, 60,000,000 shares
    authorized, 33,707,599 and 40,997,335 shares issued and
    outstanding in 2000 and 1999, respectively..............       410        410
  Special Preferred Stock -- $.01 par value, 2,000,000
    shares authorized, seven shares issued and
    outstanding.............................................        --         --
  Capital in excess of par value............................    83,418     99,418
  Warrants..................................................        --      3,153
  Notes receivable from Common Stock sales..................    (1,581)    (1,581)
  Accumulated deficit.......................................   (53,889)   (35,274)
  Accumulated other comprehensive income (loss)--minimum
    pension liability adjustment............................   (10,099)        --
                                                              --------   --------
SHAREHOLDERS' EQUITY........................................    18,259     66,126
                                                              --------   --------
COMMITMENTS AND CONTINGENT LIABILITIES
  (NOTES 3, 4, 5, 6, 8, 9, 10 AND 11)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $256,968   $241,937
                                                              ========   ========

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                                2000       1999       1998
                                                              --------   --------   --------
OPERATING REVENUES:
  Passenger.................................................  $475,475   $400,251   $354,245
  Charter...................................................    82,358     46,570     35,742
  Cargo.....................................................    27,791     22,836     21,682
  Other.....................................................    21,596     19,220     14,746
                                                              --------   --------   --------
    TOTAL...................................................   607,220    488,877    426,415
                                                              --------   --------   --------
OPERATING EXPENSES:
  Wages and benefits........................................   160,459    138,418    118,885
  Maintenance materials and repairs.........................   111,240    101,801     84,004
  Aircraft fuel, including taxes and oil....................   127,221     76,382     66,601
  Rentals and landing fees..................................    39,458     31,640     30,541
  Depreciation and amortization.............................    16,321     17,139     12,607
  Sales commissions.........................................    14,798     12,471     11,655
  Impairment loss...........................................        --     46,958         --
  Restructuring charges.....................................    14,927         --         --
  Loss on assets held for sale..............................     7,575         --         --
  Other.....................................................   129,023    104,605     84,717
                                                              --------   --------   --------
    TOTAL...................................................   621,022    529,414    409,010
                                                              --------   --------   --------
OPERATING INCOME (LOSS).....................................   (13,802)   (40,537)    17,405
                                                              --------   --------   --------
NONOPERATING INCOME (EXPENSE):
  Interest and amortization of debt expense.................    (3,034)    (3,448)    (2,042)
  Interest income...........................................     4,291      2,377      1,639
  Loss on disposition of equipment..........................       (85)    (1,013)      (831)
  Other, net................................................       305      2,708       (163)
                                                              --------   --------   --------
    TOTAL...................................................     1,477        624     (1,397)
                                                              --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE............................   (12,325)   (39,913)    16,008
INCOME TAX BENEFIT (PROVISION)..............................    (6,290)    11,418     (7,803)
                                                              --------   --------   --------
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................   (18,615)   (28,495)     8,205
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF
  INCOME TAXES..............................................        --       (772)        --
                                                              --------   --------   --------
NET INCOME (LOSS)...........................................  $(18,615)  $(29,267)  $  8,205
                                                              ========   ========   ========

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                2000       1999       1998
                                                              --------   --------   --------
NET INCOME (LOSS) PER COMMON STOCK SHARE:
BASIC
    Before cumulative effect of change in accounting
    principle...............................................  $ (0.48)   $ (0.70)    $ 0.20
    Cumulative effect of change in accounting principle, net
      of income taxes.......................................       --      (0.02)        --
                                                              -------    -------     ------     --
NET INCOME (LOSS) PER COMMON STOCK SHARE....................  $ (0.48)   $ (0.72)    $ 0.20
                                                              =======    =======     ======     ==
DILUTED
    Before cumulative effect of change in accounting
    principle...............................................  $ (0.48)   $ (0.70)    $ 0.19
    Cumulative effect of change in accounting principle, net
      of income taxes.......................................       --      (0.02)        --
                                                              -------    -------     ------     --
NET INCOME (LOSS) PER COMMON STOCK SHARE....................  $ (0.48)   $ (0.72)    $ 0.19
                                                              =======    =======     ======     ==
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
    Basic...................................................   38,537     40,997     40,921     *
                                                              =======    =======     ======     ==
    Diluted.................................................   39,038     40,997     42,205     *
                                                              =======    =======     ======     ==

    The following table shows a reconciliation of the weighted average shares outstanding used in computing basic and diluted net income (loss) per Common Stock share:

WEIGHTED AVERAGE COMMON STOCK SHARES OUTSTANDING............   38,537     40,997     40,921     *
Incremental Common Stock shares issuable upon exercise of
  outstanding warrants and stock options (treasury stock
  method)...................................................      501         --      1,284
                                                              -------    -------     ------     --
WEIGHTED AVERAGE COMMON STOCK SHARES AND COMMON STOCK SHARE
  EQUIVALENTS...............................................   39,038     40,997     42,205     *
                                                              =======    =======     ======     ==

------------------------

* Includes shares reserved for issuance under the Consolidated Plan of Reorganization dated September 21, 1993, as amended.

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.
          STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                                                              NOTES
                                                                                           RECEIVABLES
                                                      SPECIAL    CAPITAL IN                    FROM
                                           COMMON    PREFERRED   EXCESS OF                 COMMON STOCK    ACCUMULATED
                                           STOCK       STOCK     PAR VALUE    WARRANTS        SALES          DEFICIT
                                          --------   ---------   ----------   ---------   --------------   ------------

BALANCE AT DECEMBER 31, 1997............    $409       $ --       $ 99,237     $ 3,153       $(1,714)        $(14,212)

Net income..............................      --         --             --          --            --            8,205

Minimum pension liability adjustment....      --         --             --          --            --               --

Comprehensive income....................

Exercise of options to acquire 112,500
  shares of Common Stock................       1         --            181          --           133               --
                                            ----       ----       --------     -------       -------         --------

BALANCE AT DECEMBER 31, 1998............     410         --         99,418       3,153        (1,581)          (6,007)

Net loss................................      --         --             --          --            --          (29,267)

Minimum pension liability adjustment....      --         --             --          --            --               --

Comprehensive loss......................
                                            ----       ----       --------     -------       -------         --------

BALANCE AT DECEMBER 31, 1999............     410         --         99,418       3,153        (1,581)         (35,274)

Net loss................................      --         --             --          --            --          (18,615)

Minimum pension liability adjustment....      --         --             --          --            --               --

Comprehensive loss......................

Repurchase of warrants to acquire
  1,949,338 shares of Common Stock......      --         --            522      (3,153)           --               --

Repurchase of 7,293,470 shares of Common
  Stock.................................      --         --        (16,522)         --            --               --
                                            ----       ----       --------     -------       -------         --------

BALANCE AT DECEMBER 31, 2000............    $410       $ --       $ 83,418     $    --       $(1,581)        $(53,889)
                                            ====       ====       ========     =======       =======         ========


                                           ACCUMULATED
                                          COMPREHENSIVE
                                          INCOME (LOSS)     TOTAL
                                          --------------   --------
BALANCE AT DECEMBER 31, 1997............     $     --      $ 86,873
Net income..............................           --         8,205
Minimum pension liability adjustment....       (4,506)       (4,506)
                                                           --------
Comprehensive income....................                      3,699
                                                           --------
Exercise of options to acquire 112,500
  shares of Common Stock................           --           315
                                             --------      --------
BALANCE AT DECEMBER 31, 1998............       (4,506)       90,887
Net loss................................           --       (29,267)
Minimum pension liability adjustment....        4,506         4,506
                                                           --------
Comprehensive loss......................                    (24,761)
                                             --------      --------
BALANCE AT DECEMBER 31, 1999............           --        66,126
Net loss................................           --       (18,615)
Minimum pension liability adjustment....      (10,099)      (10,099)
                                                           --------
Comprehensive loss......................                    (28,714)
                                                           --------
Repurchase of warrants to acquire
  1,949,338 shares of Common Stock......           --        (2,631)
Repurchase of 7,293,470 shares of Common
  Stock.................................           --       (16,522)
                                             --------      --------
BALANCE AT DECEMBER 31, 2000............     $(10,099)     $ 18,259
                                             ========      ========

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                2000       1999       1998
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $(18,615)  $(29,267)  $  8,205
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
Depreciation................................................    12,137     12,591      7,663
Amortization................................................     4,184      4,548      4,944
Net periodic postretirement benefit cost....................     1,117        752        915
Impairment loss.............................................        --     46,958         --
Restructuring charges.......................................    14,927         --         --
Loss on assets held for sale................................     7,575         --         --
Loss on disposition of equipment............................        85      1,013        831
Decrease (increase) in restricted cash......................        --      6,432     (1,738)
Decrease (increase) in accounts receivable..................      (274)     5,074     (5,040)
Decrease (increase) in inventories..........................     1,453     (5,419)       804
Decrease (increase) in prepaid expenses and other...........    (2,461)      (598)      (234)
Decrease (increase) in deferred taxes, net..................     6,290    (22,000)        --
Increase in accounts payable................................    10,419     15,781      1,296
Increase in air traffic libability..........................    24,563     27,076        962
Increase in other accrued liabilities.......................     8,763      5,622      1,583
Other, net..................................................    (6,843)     3,567     10,002
                                                              --------   --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    63,320     72,130     30,193
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment.........................   (13,261)   (34,776)   (27,946)
Progress payments on flight equipment.......................   (39,921)    (7,158)        --
Net proceeds from disposition of equipment..................       233        260      1,153
Sale of investment securities...............................        --         --      4,001
                                                              --------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES.......................   (52,949)   (41,674)   (22,792)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt..................................    22,839     12,704     13,359
Repayment of long-term debt.................................    (9,277)    (2,979)    (1,533)
Repayment of capital lease obligations......................    (3,379)    (4,761)    (4,244)
Repurchase of warrants......................................    (2,631)        --         --
Issuance of Common Stock....................................        --         --        182
Repurchase of Common Stock..................................   (16,522)        --         --
Proceeds on notes receivable from Common Stock sales........        --         --        133
                                                              --------   --------   --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........    (8,970)     4,964      7,897
                                                              --------   --------   --------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     1,401     35,420     15,298
Cash and cash equivalents--Beginning of Year................    66,431     31,011     15,713
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS--END OF YEAR......................  $ 67,832   $ 66,431   $ 31,011
                                                              ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $  1,273   $  3,197   $  1,864
  Income taxes paid.........................................       332        163        761

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
  Minimum pension liability adjustment......................   (10,099)     4,506     (4,506)
  Property and equipment financed through capital lease.....        --        350         --

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

    Hawaiian Airlines, Inc. ("Hawaiian Airlines" or the "Company") was incorporated in January 1929 under the laws of the Territory of Hawaii and is the largest airline headquartered in Hawaii, based on operating revenues of $607.2 million for 2000. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail. The Company's passenger airline business is its chief source of revenue. Scheduled passenger service consists of, on average and depending on seasonality, approximately 179 flights per day with daily service from Hawaii, principally Honolulu to Las Vegas, Nevada and the four key United States ("U.S.") West Coast gateway cities of Los Angeles and San Francisco, California, Seattle, Washington and Portland, Oregon ("Transpac"), daily service among the six major islands of the State of Hawaii ("Interisland") and twice weekly service to Pago Pago, American Samoa and Papeete, Tahiti in the South Pacific ("Southpac"). The Company also provides charter service from Honolulu to Las Vegas and Anchorage, Alaska and from Los Angeles to Papeete, Tahiti ("Overseas Charter"). The Company operates a fleet consisting of DC-9 aircraft and DC-10 aircraft.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Short-term cash equivalent investments at December 31, 2000 and 1999 were valued at cost and amounted to $40.3 million and $41.0 million, respectively. Included in the December 31, 2000 and 1999 cash and cash equivalent balances are $1.2 million and $2.8 million, respectively, in outstanding checks.

INVENTORIES

    Inventories consists primarily of expendable parts for flight equipment and supplies which are stated at average cost, less an allowance for obsolescence.

PROPERTY AND EQUIPMENT

    Owned property and equipment are stated at cost, except for assets determined to be impaired which are stated at fair market value. Costs of major improvements are capitalized. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Flight equipment.....................................  2-15 years, 15% residual value
Ground equipment.....................................  5-15 years
Airport terminal facility............................  30 years
Buildings............................................  15-20 years
Leasehold improvements...............................  Shorter of lease term or useful life

    Maintenance and repairs are charged to operations as incurred, except that costs of overhauling engines are charged to operations in the year the engines are removed for overhaul and scheduled heavy airframe overhauls and major structural modifications on DC-9 aircraft are recorded under the deferral method whereby the cost of overhaul is capitalized and amortized over the shorter of the period benefited or the lease term. Additionally, provision is made for the estimated cost of scheduled heavy airframe overhauls required to be performed on leased DC-9 aircraft prior to their return to lessors. Commencing January 1, 2000, due to the Company's intentions to replace its DC-9 fleet in 2001 and the resultant reduction of DC-9 flight equipment and related assets to fair market value as of

                            HAWAIIAN AIRLINES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
December 31, 1999, heavy airframe overhauls and major structural modifications on DC-9 aircraft are expensed. See Note 10.

    Maintenance and repairs on DC-10 aircraft are charged to operations on a flight hour basis. See Notes 5 and 11.

REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

    The Company emerged from Chapter 11 bankruptcy on September 12, 1994 (the "Effective Date") with Hawaiian Airlines being the sole surviving corporation. Under fresh start reporting, the reorganization value of the entity was allocated to the Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. The portion of reorganization value not attributable to specific tangible or identifiable intangible assets of the Company is reflected as reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") in the accompanying balance sheets. Excess Reorganization Value is amortized on a straight-line basis over 20 years. Accumulated amortization at December 31, 2000 and 1999 totaled approximately $20.1 million and $17.8 million, respectively. The estimated income tax benefit from the expected utilization of net operating loss carryforwards arising prior to the Effective Date has also been applied as a reduction to Excess Reorganization Value. The Company will continue to assess and evaluate whether the remaining useful life of the asset requires revision or, through the use of estimated future undiscounted cash flows over the remaining life of the asset, whether the remaining balance of the asset is recoverable. The assessment of the recoverability of the unamortized amount will be impacted if estimated future operating cash flows are not achieved.

AIR TRAFFIC LIABILITY

    Passenger fares are recorded as operating revenues when the transportation is provided. The value of unused passenger tickets is included as air traffic liability. The Company performs periodic evaluations of this estimated liability, and any adjustments resulting therefrom, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

FREQUENT FLYER PROGRAM

    The Company sponsors a frequent flyer program and records an estimated liability for the incremental cost associated with providing the related free transportation during the period a free travel award is earned. Incremental costs primarily include fuel and catering.

    The Company also sells mileage credits to participating partners such as hotels, car rental agencies and credit card companies. During 1999, as promulgated by the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company changed the method it uses to account for the sale of these mileage credits. This change, applied retroactively to January 1, 1999, totaled approximately $772,000, net of income tax benefit of approximately $515,000 and is reflected as a cumulative effect of change in accounting principle in the accompanying statements of operations. This change also increased the Company's net loss for the year ended December 31, 1999 by $1.0 million, pre-tax. The amounts resulting from the change being applied retroactively to January 1, 1998 and 1997 were not material. Under the new accounting method, revenue from the sale of mileage credits is deferred and recognized when transportation is provided. Previously, the resulting revenue was recorded in the period in which the credits were sold. The Company believes the new method is preferable as it results in a better matching of revenues with the period in which services are provided.

                            HAWAIIAN AIRLINES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DERIVATIVE FINANCIAL INSTRUMENTS

    The Company utilizes derivative financial instruments principally comprised of heating oil forward contracts to manage market risks and hedge its exposure to fluctuations in its aircraft fuel costs. These contracts qualify for hedge accounting treatment as they manage risk, identify firm commitments for set time periods and meet correlation criteria for effectiveness. The Company accounts for its derivative contracts on a deferral basis. Initial and subsequent margin deposit requirements are reflected in prepaid expenses and other assets. Realized and unrealized gains and losses, fees and commissions are deferred and recognized upon settlement of the underlying contract. The Company's practice is to not hold or issue financial instruments for trading purposes.

    The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. See Note 2--New Accounting Pronouncements.

SALES COMMISSIONS

    Commissions from the sale of passenger traffic are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of sales commissions not yet recognized as expense is included in prepaid expenses and other current assets in the accompanying balance sheets.

ADVERTISING COSTS

    The Company expenses the costs of advertising as incurred. Advertising expense was $5.3 million, $5.7 million, and $4.5 million for the years ended December 31, 2000, 1999, and 1998, respectively.

IMPAIRMENT

    In accordance with the Financial Accounting Standards Board (the "FASB") SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTION PLANS

    The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (the "APB") No. 25, "Accounting for Stock Issued to Employees," in accounting for its fixed stock options. As such, compensation cost is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

                            HAWAIIAN AIRLINES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS (LOSS) PER SHARE

    Basic earnings per share represents income available to common shareholders divided by the weighted average number of Common Stock shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock shares were exercised or converted into Common Stock shares or resulted in the issuance of Common Stock shares that then shared in the earnings of the Company. Outstanding rights, warrants and options to purchase shares of the Company's Common Stock are not included in the computation of diluted earnings per share if inclusion of these rights, warrants and options is antidilutive. Options and warrants to purchase approximately 2.5 million, 1.4 million, and 1.4 million shares of Common Stock in 2000, 1999, and 1998, respectively, were outstanding, but not included in the computation of diluted earnings per share as inclusion of these options and warrants would be antidilutive. See Note 9.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of air traffic liability, accruals for loss contingencies and the amounts reported for accumulated pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with accounting principles generally accepted in the United States.

SEGMENT INFORMATION

    Principally all operations of the Company either originate or end in the State of Hawaii. The management of such operations is based on a system-wide approach due to the interdependence of the Company's route structure in its various markets. The Company operates as a matrix form of organization as it has overlapping sets of components for which managers are held responsible. Managers report to the Company's chief operating decision-maker on both the Company's geographic components and the Company's product and service components, resulting in the components based on products and services constituting the operating segment. As the Company offers only one service (i.e., air transportation), management has concluded that it has only one segment.

RECLASSIFICATIONS

    Certain prior year amounts were reclassified to conform to the 2000 presentation. Such reclassifications had no effect on previously reported financial condition and/or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Company will adopt SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either offset against the change in the fair value of the hedged assets, liabilities, or

                            HAWAIIAN AIRLINES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    The Company elected not to utilize hedge accounting and will be recognizing the change in fair value of its derivatives through earnings. Based upon the Company's derivative positions at December 31, 2000, the Company estimates that upon adoption, a gain of approximately $335,000 will be recorded as a cumulative effect of an accounting change in the statement of net income.

3. FINANCIAL INSTRUMENTS AND FAIR VALUES

    The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to the short maturity of those instruments. The carrying amount of notes receivable from Common Stock sales approximates fair value as the terms of such instruments are reflective of terms offered for similar instruments of comparable maturities.

    The estimated fair values of long-term debt amounted to $41.1 million and $26.5 million at December 31, 2000 and 1999, respectively. These fair values were estimated by discounting the future cash flow requirements of each instrument at rates currently offered at the respective year-end dates to the Company for similar debt instruments of comparable maturities.

    The Company utilizes heating oil forward contracts to manage market risks and hedge its financial exposure resulting from fluctuations in its aircraft fuel costs. When fully implemented, the Company plans to employ a strategy whereby heating oil contracts are used to cover up to 50% of the Company's anticipated aircraft fuel needs. At December 31, 2000, the Company held forward contracts to purchase 644,000 barrels of heating oil in the aggregate amount of $20.5 million through January 2002. These forward contracts represented approximately 19% of the Company's anticipated aircraft fuel needs for the months hedged. A realized net gain on liquidated contracts amounting to $11.7 million is included as a component of aircraft fuel expense for the year ended December 31, 2000. The contracts generally have maturities of one year or less and are either exchanged or traded with counterparties of high credit quality; therefore, the risk of non-performance by the counterparties is considered to be negligible.

    The Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. The Company estimates that upon adoption, a gain of approximately $335,000 will be recorded as a cumulative effect of an accounting change in the statement of net income.

    At December 31, 2000, the Company owned approximately 51,000 depository certificates convertible, subject to certain restrictions, into the common stock of Equant, which completed an initial public offering in July 1998. As of December 31, 2000, the estimated fair value of these depository certificates was approximately $1.3 million, based upon the publicly traded market value of Equant common stock. Since the fair value of the Company's investment in the depository certificates is not readily determinable (i.e., the depository certificates are not traded on a securities exchange), the investment is carried at cost, which was not material as of December 31, 2000 or 1999.

                            HAWAIIAN AIRLINES, INC.

4. FLIGHT EQUIPMENT

    All of the Company's aircraft are leased except for two DC-10s and nine DC-9s. At December 31, 2000 and 1999, the composition of the Company's aircraft fleet is as follows:

                                                                2000                  1999
                                                         -------------------   -------------------
AIRCRAFT TYPE                                             LEASED     OWNED      LEASED     OWNED
-------------                                            --------   --------   --------   --------
DC-10..................................................     13          2         11         2
DC-9...................................................      6          9         11         4
                                                            --         --         --         --
Total..................................................     19         11         22         6
                                                            ==         ==         ==         ==

    The Company intends to replace its Interisland DC-9 fleet in 2001. See
Note 10.

    The Company sold its two DC-10 aircraft in January 2001. See Note 5.

5. LEASES

AIRCRAFT LEASES

    Ten DC-10 aircraft are leased from American Airlines, Inc. ("American") under operating leases which terminate on December 31, 2003. Three DC-10-30 aircraft are leased from Continental Airlines, Inc. Two of the leases expire in January 2002 and one expires in May 2002.

    In January 2001, the Company completed sale-leaseback transactions on the two owned DC-10 aircraft with BCI Aircraft Leasing, Inc. and will continue to utilize the two aircraft under operating leases expiring in early 2004. As of December 31, 2000, $7.6 million was recognized as a loss on assets held for sale to reduce the book value of these aircraft to net realizable value; the net realizable value of these aircraft of $12.8 million was included as assets held for sale on the Company's balance sheet; and the balance of the notes payable secured by the two aircraft of $7.1 million was classified as current portion of long-term debt on the Company's balance sheet. Upon closing of the transaction in January 2001, proceeds from the sale of the aircraft were used to pay off the notes.

    Five DC-9 aircraft and related flight equipment are leased under operating and one under capital lease, for various periods through the year 2004. The Company is negotiating early termination of these leases and all DC-9 aircraft will be returned or retired during 2001 as the B717-200 aircraft are delivered and inducted into service. Estimated costs to comply with the return condition provisions and early termination provisions of the five DC-9 aircraft under operating leases of $6.8 million have been recorded as a restructuring charge in 2000--See Note 10. During 2001, the Company will take delivery of thirteen new Boeing 717-200 aircraft under operating leases with Boeing entities.

    Lease rent for all aircraft has been expensed under the straight line method.

OTHER LEASES

    The Company leases office space for its headquarters, airport facilities, ticket offices and certain ground equipment in varying terms through 2013.

GENERAL

    Rent expense for aircraft, office space, real property and other equipment during 2000, 1999, and 1998 was $30.4 million, $26.9 million, and $28.4 million, respectively, net of sublease rental income.

                            HAWAIIAN AIRLINES, INC.

5. LEASES (CONTINUED)
    Scheduled future minimum lease commitments under operating and capital leases for the Company as of December 31, 2000, in thousands, are as follows:

                                                              OPERATING   CAPITAL
                                                               LEASES      LEASES
                                                              ---------   --------
2001........................................................   $23,160     $  928
2002........................................................    16,280        842
2003........................................................    14,943        242
2004........................................................     3,603        242
2005........................................................     3,427        242
Thereafter..................................................    26,845      1,320
                                                               -------     ------
  Total minimum lease payments..............................   $88,258     $3,816
                                                               =======
  Less amount representing interest (rates ranging from 8.0%
    to 10.25%)..............................................                1,027
                                                                           ------
  Present value of capital lease obligations................                2,789
  Less current portion of capital lease obligations.........                  722
                                                                           ------
  Capital lease obligations, excluding current portion......               $2,067
                                                                           ======

    The above table does not include the minimum lease payments resulting from the leasing of the two DC-10 aircraft in January 2001 and the thirteen Boeing 717 aircraft which are scheduled to be delivered during 2001.

    In addition to scheduled future minimum lease payments, the Company is required to pay for, under agreement with American, monthly DC-10 maintenance charges. These charges are based on flight hours for the month and are expensed as incurred. See Note 11. For the years ended December 31, 2000, 1999, and 1998, the Company incurred $74.0 million, $66.3 million, and $55.4 million, respectively, in maintenance charges under such agreement.

    The net book value of property held under capital leases as of December 31, 2000 and 1999 totaled $2.1 million and $6.8 million, respectively. Amortization of property held under capital leases is included in depreciation and amortization expense in the accompanying statements of operations.

6. DEBT

    At December 31, 2000 and 1999, the Company's long-term debt consisted of the following, in thousands:

                                                                2000       1999
                                                              --------   --------
Secured obligations due 2001-2006...........................  $ 41,273   $27,711
Current portion.............................................   (30,510)   (3,853)
                                                              --------   -------
  Long-term debt obligations, excluding current portion.....  $ 10,763   $23,858
                                                              ========   =======

    Secured obligations due 2001-2006 are as follows:

(1) A promissory note executed in 1999 for the acquisition of a used DC-10-30 aircraft. The note is secured by lien on the aircraft, as described in the security agreement. The note is due in 2006 and is payable in monthly installments of principal and interest of $132,436. Interest accrues at 8.56% per annum. As of December 31, 2000 and 1999, $3.7 million and
    $7.7 million was outstanding,

                            HAWAIIAN AIRLINES, INC.

6. DEBT (CONTINUED)
    respectively, however the balance was paid in full in January 2001 as a result of a sale-leaseback transaction on the aircraft;

(2) A promissory note executed in 1999 for the acquisition of a used DC-9-50 aircraft. The note is secured by first priority liens on the aircraft and other collateral as described in the security agreement. The note is due in 2005 and is payable in monthly installments of principal and interest ranging from $70,000 to $61,857. Interest accrues at 9.95% per annum. At December 31, 2000 and 1999, $2.8 million and $3.3 million was outstanding, respectively;

(3) A promissory note executed in 1998 for the acquisition of a used DC-10-30 aircraft. The note is secured by lien on the aircraft, as described in the security agreement. The note is due in 2005 and is payable in monthly installments of principal and interest of $131,553. Interest accrues at 8.15% per annum. As of December 31, 2000 and 1999, $3.4 million and
    $7.5 million was outstanding, respectively, however the balance was paid in full in January 2001 as a result of a sale-leaseback transaction on the aircraft;

(4) A promissory note executed in 1998 for the acquisition of a used DC-9-50 aircraft. The note is secured by first priority liens on the aircraft, other collateral as described in the security agreement and a $1.0 million letter of credit issued under the Credit Facility defined below. The note is due in 2005 and is payable in monthly installments of principal and interest ranging from $78,039 to $34,673. Interest accrues at 8.95% per annum. At December 31, 2000 and 1999, $3.0 million and $3.7 million was outstanding, respectively;

(5) The Company maintains a Credit Facility with CIT Group/Business
    Credit, Inc. (the "Credit Facility"). The Credit Facility consists of two secured term loans and a secured revolving line of credit including up to $6.0 million of letters of credit. The term loans will amortize in equal installments over periods of 48 and 60 months, respectively. The outstanding principal amounts of the term loans will become due and payable upon termination of the Credit Facility. Available credit is subject to change determined by recalculation of the borrowing base, repayments due under the term loans and repayments arising from the disposition and other changes in the related collateral securing the Credit Facility. The Credit Facility has an initial term of three years from April 29, 1996 and renews automatically for successive terms of two years each, unless terminated by either party on at least 60 days notice prior to the end of the then-current term. Interest accrues at prime (9.5% at December 31, 2000) plus 2.0%. The Company may terminate the Credit Facility at any time, on 30 days notice.

    As of December 31, 2000, the total availability under the Credit Facility was $1.4 million with aggregate loans and letters of credit outstanding in the amounts of $6.4 million and $1.5 million, respectively. As of December 31, 1999, the total availability under the Credit Facility was $8.8 million with aggregate loans and letters of credit outstanding in the amounts of $5.5 million and $3.2 million, respectively.

    The Credit Facility is secured by a first lien on substantially all of the Company's property, excluding the Company's owned and leased aircraft, the Company's aircraft engines while installed on aircraft and certain security deposits. In addition, terms of the Credit Facility restrict the Company from paying any cash or stock dividends on its Common Stock.

(6) In connection with the acquisition of the thirteen Boeing 717-200 aircraft, a revolving $22.5 million secured term loan agreement was executed in May 2000 with Kreditanstalt Fur Wiederaufbau ("KFW"). The loan agreement provides for the financing of certain pre-delivery payments due Boeing under the Purchase Agreement. The loan agreement is secured by a guaranty provided by the engine manufacturer, Rolls-Royce Deutschland Gmbh and its parent, Rolls-Royce plc (the

                            HAWAIIAN AIRLINES, INC.

6. DEBT (CONTINUED)
    "Guarantors") which guarantees the Company's obligation to pay certain scheduled principal and interest payments and certain other payments under the loan agreement. As a condition precedent to the guaranty, the Company has executed a secured reimbursement agreement granting the Guarantors a first priority security interest in the Purchase Agreement in the event of non-performance by the Company. The loans are due one month following the actual scheduled delivery of the aircraft to which each loan relates; upon delivery of the aircraft, the principal balance due KFW under the revolving $22.5 million facility will be repaid with proceeds from the permanent lease financing provided by Boeing for each aircraft. Interest accrues on outstanding promissory notes at LIBOR (6.62257% at December 31, 2000) plus 150 basis points. At December 31, 2000, $22.0 million was outstanding. As of December 31, 2000, $.9 million of interest on the KFW loan has been capitalized.

    Maturities of long-term debt for the Company, including those estimated for the Credit Facility, as of December 31, 2000, in thousands, are as follows:

2001.......................................................  $30,510
2002.......................................................    1,351
2003.......................................................    1,439
2004.......................................................    1,038
2005.......................................................      698
Thereafter.................................................    6,237

7. INCOME TAXES

    Income tax expense is based on an estimated annual effective tax rate, which differs from the federal statutory rate of 35% in 2000, 1999 and 1998, primarily due to state income taxes and certain nondeductible expenses. The Company's reorganization and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes.

                                                              2000       1999       1998
                                                            --------   --------   --------
Deferred taxes
  Federal.................................................   $5,095    $ (9,249)   $6,005
  State...................................................    1,195      (2,169)    1,408
                                                             ------    --------    ------
                                                              6,290     (11,418)    7,413
Current payable
  Federal.................................................       --          --       316
  State...................................................       --          --        74
                                                             ------    --------    ------
                                                                 --          --       390
                                                             ------    --------    ------
Provision (benefit) for income taxes......................   $6,290    $(11,418)   $7,803
                                                             ======    ========    ======

    The estimated income tax benefit from the expected utilization of net operating loss carryforwards arising prior to the Effective Date has been, and will continue to be, applied as a reduction to Excess Reorganization Value, not as a reduction to income tax expense. While accounting principles generally accepted in the United States require that a provision for income tax be recorded, a majority of the provision for 2000 and 1998 did not require cash outlay as it was offset by net operating loss carryforwards available to the Company. In 1999 and 1998, approximately $1.3 million and $7.4 million,

                            HAWAIIAN AIRLINES, INC.

7. INCOME TAXES (CONTINUED)
respectively, of estimated income tax benefit from the expected utilization of these net operating loss carryforwards has been applied as a reduction to Excess Reorganization Value.

    Income tax expense in 2000, 1999, and 1998 differs from the "expected" tax expense (benefit) for that year computed by applying the respective year's U.S. federal corporate income tax rate to income (loss) before income taxes and cumulative effect of change in accounting principle as follows:

                                                             2000       1999       1998
                                                           --------   --------   --------
Computed "expected" tax expense (benefit)................  $(4,314)   $(13,969)   $5,600
Amortization of Excess Reorganization Value..............      807         983     1,200
State income taxes, net of federal income tax benefit....     (478)     (2,096)      800
Change in deferred tax valuation allowance...............   10,579       3,569        --
Other....................................................     (304)         95       203
                                                           -------    --------    ------
                                                           $ 6,290    $(11,418)   $7,803
                                                           =======    ========    ======

    The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below, in thousands:

                                                                2000       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 11,976   $ 15,062
  Impairment loss...........................................    22,199     18,783
  Accumulated pension and other postretirement benefit
    obligations.............................................     5,846      8,159
  Provision for loss on devalued assets.....................        --      2,805
  Accrued vacation..........................................     3,372      2,638
  Airframe return provision.................................     6,151      2,437
  Accounts receivable, principally due to allowance for
    doubtful accounts.......................................       200        200
  Alternative minimum tax credit............................       758        446
  Other.....................................................     5,945      2,049
                                                              --------   --------
    Total gross deferred tax assets.........................    56,447     52,579
    Less valuation allowance allocated to pre-reorganization
      deferred tax assets...................................   (13,255)   (14,047)
                                                              --------   --------
                                                                43,192     38,532
    Less valuation allowance allocated to
      post-reorganization deferred tax assets...............   (15,341)    (3,970)
                                                              --------   --------
    Net deferred tax assets.................................    27,851     34,562
Deferred tax liabilities:
  Plant and equipment, principally due to differences in
    depreciation............................................   (12,141)   (12,562)
                                                              --------   --------
    Net deferred taxes......................................  $ 15,710   $ 22,000
                                                              ========   ========

    As of December 31, 2000, the Company had net deferred tax assets aggregating $15.7 million based on gross deferred tax assets of $56.4 million less a valuation allowance of $28.6 million and deferred tax liabilities of $12.1 million. The valuation allowance for deferred tax assets as of December 31, 2000, 1999, and 1998 was $28.6 million, $18.0 million, and
$24.5 million, respectively.

                            HAWAIIAN AIRLINES, INC.

7. INCOME TAXES (CONTINUED)
The net change in the total valuation allowance was an increase of $10.6 million for the year ended December 31, 2000 and a decrease of $6.5 million and $9.6 million for the years ended December 31, 1999 and 1998, respectively. Any reduction to the pre-reorganization valuation allowance presented above will result in a reduction of Excess Reorganization Value.

    Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company will continually assess the adequacy of its financial performance in determination of its valuation allowance which, should there be an adjustment required, may result in an adverse effect on the Company's income tax provision. An adjustment was made to the deferred tax assets in 2000, which resulted in a negative impact on the Company's income tax provision.

    The Company underwent an ownership change in January 1996, as defined under
Section 382 of the Internal Revenue Code ("IRC Section 382"). IRC Section 382 places an annual limitation on the amount of income that can be offset by net operating loss carryforwards generated in pre-ownership change years. The ownership change resulted in an IRC Section 382 limitation of approximately $1.7 million plus certain "built-in" income items. This new limitation applies to all net operating losses incurred prior to the ownership change. As of December 31, 2000, the Company has total net operating loss carryovers of approximately $29.9 million to offset future taxable income. If not utilized to offset future taxable income, the net operating loss carryforwards will expire between the years 2003 and 2009. Utilization of approximately $17.3 million of net operating loss carryforwards will first result in a $6.9 million reduction of deferred tax assets. Utilization of the remaining $12 million of net operating loss carryforwards will result in a $5 million reduction in Excess Reorganization Value.

8. BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

    The Company sponsors three defined benefit pension plans covering its Air Line Pilots Association, International ("ALPA"), International Association of Machinists and Aerospace Workers (AFL-CIO) ("IAM") and other personnel (salaried, Transport Workers Union ("TWU"), Communications Section Employees ("CSE")). The plans for the IAM and other employees were frozen effective October 1, 1993. As a result of the freeze, there will be no further benefit accruals. The pilots plan is funded based on minimum Employee Retirement Income Security Act of 1974 (ERISA) requirements, but not less than the normal cost plus the 20-year amortization of unfunded liability.rior service cost over 20 years. Funding for the ground personnel plans is based on minimum (ERISA) requirements. Plan assets consist primarily of common stocks, government and convertible securities, insurance contract deposits and cash management and mutual funds.

    In addition to providing pension benefits, the Company sponsors two unfunded defined benefit postretirement medical and life insurance plans. Employees in the Company's pilot group are eligible for certain medical, dental and life insurance benefits under one plan if they become disabled or reach normal retirement age while working for the Company. Employees in the Company's non-pilot group are eligible for certain medical benefits under another plan if they meet specified age and service requirements at the time of retirement.

                            HAWAIIAN AIRLINES, INC.

8. BENEFIT PLANS (CONTINUED)

    The following tables summarize changes to benefit obligations, plan assets, funded status and amounts included in the accompanying balance sheets as of December 31, 2000 and 1999, in thousands:

                                                   PENSION BENEFITS              OTHER BENEFITS
                                                  -------------------      --------------------------
                                                    2000       1999           2000            1999
                                                  --------   --------      ----------      ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.........  $182,573   $183,014      $   14,548      $   14,139
Service cost....................................     4,400      4,172             739             730
Interest cost...................................    13,626     12,656           1,076             950
Amendments......................................        --         --             506              --
Actuarial (gain) loss...........................    14,320     (8,023)            183            (639)
Benefits paid...................................    (9,478)    (9,246)           (646)           (632)
                                                  --------   --------      ----------      ----------
Benefit obligation at end of year...............   205,441    182,573          16,406          14,548
                                                  --------   --------      ----------      ----------

CHANGE IN PLAN ASSETS
Fair value of assets at beginning of year.......   178,640    158,684              --              --
Actual return on plan assets....................     1,316     20,981              --              --
Employer contribution...........................     8,245      8,221             646             632
Benefits paid...................................    (9,478)    (9,246)           (646)           (632)
                                                  --------   --------      ----------      ----------
Fair value of assets at end of year.............   178,723    178,640              --              --
                                                  --------   --------      ----------      ----------
Funded status...................................   (26,718)    (3,933)        (16,406)        (14,548)
Unrecognized actuarial net (gain) loss..........    39,062     10,228         (11,061)        (12,145)
Unrecognized prior service cost.................        --         --             506              --
                                                  --------   --------      ----------      ----------
Prepaid (accrued) benefit cost at end of year...  $ 12,344   $  6,295      $  (26,961)     $  (26,693)
                                                  ========   ========      ==========      ==========
AMOUNTS RECOGNIZED IN THE ACCOMPANYING BALANCE
  SHEETS
Prepaid benefit cost............................  $ 19,697   $ 17,642      $       --      $       --
Accrued benefit liability.......................   (17,452)   (11,347)        (26,961)        (26,693)
Intangible asset................................        --         --              --              --
Accumulated other comprehensive loss............    10,099         --              --              --
                                                  --------   --------      ----------      ----------
Prepaid (accrued) benefit cost at end of year...  $ 12,344   $  6,295      $  (26,961)     $  (26,693)
                                                  ========   ========      ==========      ==========
WEIGHTED AVERAGE ASSUMPTIONS AT END OF YEAR
Discount rate...................................       7.5%       7.5%            7.5%            7.5%

                                                                              Not             Not
Expected return on plan assets..................       9.0%       9.0%     applicable      applicable

                                                                              Not             Not
Rate of compensation increase...................  Various*        4.5%     applicable      applicable

------------------------

* Compensation for pilots was assumed to increase 13.2% in 2001, 10.5% in 2002, 9.8% in 2003, 3.5% in 2004 and 4.5% after 2004. The rate of compensation increase is not applicable to the frozen plans.

                            HAWAIIAN AIRLINES, INC.

8. BENEFIT PLANS (CONTINUED)
    At December 31, 2000, the health care cost trend rate was assumed to increase by 7.0% for 2001 and decrease gradually to 4.0% over 6 years and remain level thereafter. At December 31, 1999, the health care cost trend rate was assumed to increase by 7.25% for 2000 and decrease gradually to 4.0% over 7 years and remain level thereafter.

    The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $147.7 million, $128.0 million and $110.5 million, respectively, as of December 31, 2000, and $124.8 million, $114.7 million and $106.7 million, respectively, as of December 31, 1999.

    The following table sets forth the net periodic benefit cost for the years ended December 31, 2000, 1999, and 1998:

                                                       PENSION BENEFITS                  OTHER BENEFITS
                                                ------------------------------   ------------------------------
                                                  2000       1999       1998       2000       1999       1998
                                                --------   --------   --------   --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost..................................  $ 4,400    $ 4,172    $ 4,047     $ 739       $730      $ 739
Interest cost.................................   13,626     12,656     12,078     1,075        950      1,037
Expected return on plan assets................  (15,830)   (14,342)   (13,473)       --         --         --
Recognized net actuarial (gain) loss..........       --        544         --      (900)      (928)      (861)
                                                -------    -------    -------     -----       ----      -----
    Net periodic benefit cost.................  $ 2,196    $ 3,030    $ 2,652     $ 914       $752      $ 915
                                                =======    =======    =======     =====       ====      =====

    Assumed health care cost trend rates have a significant impact on the amounts reported for other benefits. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                    1-PERCENTAGE-    1-PERCENTAGE-
                                                    POINT INCREASE   POINT DECREASE
                                                    --------------   --------------
Effect on total of service and interest cost
  components......................................     $  261,000     $  (216,000)

Effect on postretirement benefit obligation.......     $2,083,000     $(1,748,000)

OTHER BENEFIT PLANS

    The Company sponsors separate deferred compensation plans (401(k)) for its pilots, flight attendants and ground and salaried personnel. Participating employer cash contributions are not required under the terms of the pilots' plan. The Company is required to contribute up to 7.0% of defined compensation pursuant to the terms of the flight attendants' plan. Contributions to the flight attendants' plan are funded currently and totaled approximately
$1.7 million, $1.4 million, and $1.3 million in 2000, 1999, and 1998, respectively. The Company is also required to contribute 4.04% of eligible earnings to the ground and salaried plan for eligible employees as defined by the plan. Contributions to the ground and salaried 401(k) plan totaled
$2.3 million, $2.1 million, and $2.0 million in 2000, 1999, and 1998, respectively.

                            HAWAIIAN AIRLINES, INC.

9.  CAPITAL STOCK, WARRANTS, RIGHTS AND OPTIONS

AUTHORIZED CAPITAL STOCK

    As of December 31, 2000 and 1999, the authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Special Preferred Stock, par value $.01 per share.

    Under the terms of the Credit Facility, the Company is restricted from paying any cash or stock dividends. No dividends were paid by the Company in 2000 or 1999.

    In March 2000, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company to buy up to 5 million shares of its Common Stock. In August 2000, the Board of Directors increased the authorization to 10 million shares. Under the approved stock repurchase plan, the Company may repurchase Common Stock from time to time in the open market and in private transactions. The amount and timing of any repurchases will be subject to a number of factors, including the "trading practices rules" promulgated under the Securities Exchange Act of 1934, the price and availability of the Company's stock and general market conditions. Including the effect of the repurchase of certain warrants, as of December 31, 2000, 9,242,808 shares of Common Stock had been repurchased by the Company for approximately $19.2 million.

SPECIAL PREFERRED STOCK

    Four shares of Series B Special Preferred Stock are owned by Airline Investors Partnership, L.P. ("AIP") with such shares entitling AIP to nominate directors. The Association of Flight Attendants ("AFA"), IAM and ALPA each hold one share of Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, respectively, (collectively the "Special Preferred Stock") which entitle each union to nominate one director. The holders of each series of the Special Preferred Stock are entitled to fill a vacancy on the Board of Directors caused by the removal, resignation or death of a director nominated by that series if the Board fails to fill such vacancy within 30 days. AIP has agreed with each of IAM, ALPA and AFA that so long as the right to have a representative on the Board is in its respective collective bargaining agreement, AIP will vote its shares in favor of such union's nominee for the Board of Directors. In addition to the rights described above, the Special Preferred Stock (1) is senior to Common Stock and each series is PARI PASSU with each other with respect to rights on liquidation, dissolution and winding up and will be entitled to receive $.01 per share, and no more, before any payments are made to holders of any stock ranking junior to the Special Preferred Stock;
(2) has no dividend rights other than at any time that a dividend is declared and paid on the Common Stock dividends in an amount per share equal to twice the dividend per share paid on the Common Stock will be paid on the Special Preferred Stock; (3) is entitled to one vote per share and votes with the Common Stock as a single class on all matters submitted to the shareholders of the Company; (4) automatically converts into one share of Common Stock upon the transfer of such share from the person to whom originally issued to any person that is not an affiliate of such person; and (5) does not have preemptive rights in connection with future issuances of the Company's capital stock.

SHAREHOLDER RIGHTS PLAN

    In December 1994, the Board of Directors of the Company authorized adoption of a shareholder rights plan (the "Rights Plan") pursuant to which there would be attached to each share of Common Stock of the Company one preferred stock purchase right (a "PSP Right"). The Rights Plan, as amended, provides that in the event any person (with certain exceptions) becomes the beneficial owner

                            HAWAIIAN AIRLINES, INC.

9. CAPITAL STOCK, WARRANTS, RIGHTS AND OPTIONS (CONTINUED) of 15.0% or more of the outstanding common shares, each PSP Right (other than a PSP Right held by the 15.0% shareholder) will be exercisable, on and after the close of business on the tenth business day following such event, to purchase Hawaiian Airlines Common Stock at 50% of the market value of such stock. The Rights Plan further provides that if, on or after the occurrence of such event, the Company is merged into any other corporation or 50.0% or more of the Company's assets or earning power are sold, each PSP Right (other than a PSP Right held by the 15.0% shareholder) will be exercisable to purchase common shares of the acquiring corporation at 50% of the market value of such stock. The PSP Rights expire on December 1, 2004 (unless previously triggered) and are subject to redemption by the Company at $0.01 per PSP Right at any time prior to the first date upon which they become exercisable.

WARRANTS

    In January 1996, due to its participation in certain recapitalization efforts of the Company, American's parent company, AMR Corporation ("AMR"), received, among other things, warrants (the "AMR Warrants") which, subject to certain conditions, entitled AMR to purchase up to 1,949,338 shares of the Company's Common Stock at $1.07 per share, as adjusted pursuant to applicable anti-dilution provisions. One-half of the warrants were exercisable immediately and the remaining one-half were to become exercisable only if American and the Company entered into a code sharing arrangement. In July 1997, the Company consummated the code share marketing agreement with American. All of the warrants became exercisable upon implementation of the code share agreement with American on March 2, 1998. On June 20, 2000, the Company repurchased from AMR all of the outstanding warrants for approximately $2.6 million. The 1,949,338 shares associated with the warrants have been counted toward the 10 million shares of Common Stock that the Company is authorized to repurchase under the stock repurchase program. The estimated fair value of the codeshare agreement and the underlying warrants approximated $2.3 million and has been reflected in the accompanying balance sheets as other assets. The amount included in other assets is being amortized on a straight-line basis over five years from the implementation date of the code share agreement.

STOCK OPTION PLANS

    Under the 1994 Stock Option Plan, 600,000 shares of Common Stock were reserved for grants of options to officers and key employees of the Company. Under the 1996 Stock Incentive Plan, As Amended, 4,500,000 shares of Common Stock has been reserved for issuance of discretionary grants of options to the Company's employees. The Company also has a 1996 Nonemployee Director Stock Option Plan under which 500,000 shares of Common Stock were reserved for issuance and grants of options to nonemployee members of the Board of Directors. Stock options are granted with an exercise price equal to the Common Stock's fair market value at the date of grant, generally vest over a period of four years and expire, if not previously exercised, 10 years from the date of grant.

                            HAWAIIAN AIRLINES, INC.

9.  CAPITAL STOCK, WARRANTS, RIGHTS AND OPTIONS (CONTINUED)
    Stock option activity during the periods indicated is as follows:

                                                                                           WEIGHTED
                                                             SHARES OF COMMON STOCK       AVERAGE OF
                                                            -------------------------   EXERCISE PRICE
                                                            AVAILABLE FOR     UNDER       OF SHARES
                                                               OPTIONS        PLAN        UNDER PLAN
                                                            -------------   ---------   --------------
Balance at December 31, 1997..............................    1,540,500       544,500        $3.09
                                                                                             =====
  Authorized
    1996 Stock Incentive Plan.............................    2,500,000            --           --
  Granted
    1996 Stock Incentive Plan.............................   (1,035,000)    1,035,000         3.50
    1996 Nonemployee Director Stock Option Plan...........      (56,000)       56,000         3.50
  Exercised
    1994 Stock Option Plan................................           --      (112,500)        1.62
  Forfeited
    1996 Stock Incentive Plan.............................       28,000       (28,000)        3.56
                                                             ==========     =========

Balance at December 31, 1998..............................    2,977,500     1,495,000        $3.49
                                                                                             =====
  Granted
    1996 Stock Incentive Plan.............................     (200,000)      200,000         2.34
    1996 Nonemployee Director Stock Option Plan...........      (32,000)       32,000         2.31
  Forfeited
    1996 Stock Incentive Plan.............................       45,000       (45,000)        3.50
    1996 Nonemployee Director Stock Option Plan...........       25,000       (25,000)        3.69
                                                             ----------     ---------

Balance at December 31, 1999..............................    2,815,500     1,657,000        $3.33
                                                                                             =====
  Granted
    1996 Stock Incentive Plan.............................     (975,000)      975,000         2.63
    1996 Nonemployee Director Stock
Option Plan...............................................      (56,000)       56,000         2.63
  Forfeited
    1996 Stock Incentive Plan.............................       35,000       (35,000)        3.00
    1996 Nonemployee Director Stock Option Plan...........       24,000       (24,000)        3.69
                                                             ----------     ---------

Balance at December 31, 2000..............................    1,843,500     2,629,000        $3.05
                                                             ==========     =========        =====

                            HAWAIIAN AIRLINES, INC.

9.  CAPITAL STOCK, WARRANTS, RIGHTS AND OPTIONS (CONTINUED)
    As of December 31, 2000, vesting requirements and exercise periods under each respective plan are as follows:

                                              VESTING                       EXERCISE PERIOD
                                  -------------------------------   -------------------------------

1994 Stock Option Plan                     Fully vested                      Through 2005

1996 Stock Incentive Plan                  Various from             Various from 2001 through 2010
                                         2001 through 2004

1996 Nonemployee Director                  Through 2001                      Various from
Stock Option Plan                                                          2001 through 2010

    At December 31, 2000, the range of exercise prices and weighted-average remaining contractual lives of outstanding options was $1.62 to $4.06 and
7.5 years, respectively.

    At December 31, 2000, 1999, and 1998, the number of options exercisable was 1,143,000, 646,500, and 316,000, respectively, with weighted-average exercise prices of $3.38, $3.42, and $3.14, respectively.

    The Company applies APB Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date of the respective options under SFAS No. 123, the Company's net income
(loss) would have been reduced or increased to the pro forma amounts indicated below:

                                                    2000       1999       1998
                                                  --------   --------   --------
Net Income (Loss)
  As reported...................................  $(18,615)  $(29,267)   $8,205
  Pro forma.....................................  $(19,475)  $(29,933)   $7,146

Basic earnings per share
  As reported...................................  $  (0.48)  $  (0.72)   $ 0.20
  Pro forma.....................................  $  (0.51)  $  (0.73)   $ 0.17

Diluted earnings per share
  As reported...................................  $  (0.48)  $  (0.72)   $ 0.19
  Pro forma.....................................  $  (0.50)  $  (0.73)   $ 0.17

    The per share weighted-average fair value of stock options granted during 2000, 1999, and 1998 was $1.22, $1.22, and $1.78, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions:

                                       2000            1999            1998
                                   -------------   -------------   -------------

Expected dividend yield..........      0.0%            0.0%            0.0%

Expected volatility..............      34.0%           34.0%           40.0%

Risk-free interest rate..........      5.19%         5.38% to          5.76%
                                                       6.36%

Expected life....................  Up to 7 years   Up to 7 years   Up to 7 years

                            HAWAIIAN AIRLINES, INC.

9.  CAPITAL STOCK, WARRANTS, RIGHTS AND OPTIONS (CONTINUED)

    Pro forma net income (loss) reflects only options granted since
December 31, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the various options' vesting periods and compensation cost for options granted prior to January 1, 1997 is not considered.

10. COMMITMENTS AND CONTINGENT LIABILITIES

AIRCRAFT COMMITMENTS

    As previously discussed, the Company has executed a purchase agreement with Boeing to acquire thirteen new Boeing 717-200 aircraft during the year 2001, with monthly deliveries of the aircraft between February and December 2001, with two units to be delivered in June and September 2001.

    As part of the purchase agreement for the Boeing 717-200 aircraft, the Company is required to fund, through June 2001, in the aggregate, approximately $43 million toward the acquisition of the aircraft. The $43 million is being funded through a combination of internally generated funds and use of a revolving $22.5 million secured term loan facility with KFW, secured by Rolls-Royce Deutchland GmbH ("Rolls-Royce"), the engine manufacturer for the 717-200. As of December 31, 2000, the Company had made approximately
$39.4 million of the required $43 million in progress payments, with $32.2 million of these payments having been made in 2000.

    Acquisition of the Boeing 717-200 aircraft is structured using leveraged lease financing provided through Boeing affiliates. The first two aircraft have been, and each additional aircraft will be, permanently financed upon delivery and the outstanding balance due KFW under the revolving $22.5 million facility will be repaid with the permanent financing of each aircraft during 2001.

    In connection with its decision to replace the present Interisland DC-9 fleet with the Boeing 717s, the Company performed an evaluation to determine, in accordance with the Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts of these aircraft and the related assets. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft are impaired as defined by SFAS No. 121. Consequently, the original cost basis of these aircraft and related items was reduced to reflect the fair market value as of December 31, 1999. In determining the fair market value of these assets, the Company considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions. The evaluation performed under the guidelines of SFAS No. 121 resulted in a $47 million pre-tax, non-cash impairment loss being recorded in fourth quarter 1999. The Company also recorded a $14.9 million pre-tax restructuring charge in 2000, of which $6.8 million was related to estimated costs to comply with the return condition provisions and early termination provisions of the five DC-9 aircraft under operating leases, and $8.1 million to reduce the DC-9 expendable inventory to fair market value as of December 31, 2000.

                            HAWAIIAN AIRLINES, INC.

10. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
LITIGATION AND CONTINGENCIES

    All claims asserted against the Company for alleged prepetition and/or administrative claims on or before the Effective Date of the Company's reorganization have been resolved utilizing reserved Common Stock shares and the Company's Chapter 11 Bankruptcy proceeding has been closed.

    The Company is party to several other claims and legal actions. In 1999, the Department of Taxation ("DOT") of the State of Hawaii informally advised the Company that it was prepared to issue proposed tax assessment notices to the Company's lessors of DC-9 aircraft under operating leases for general excise tax liability on the lease rent paid to such lessors. Pursuant to the leases, the Company would, subject to certain defenses, including but not limited to the Company's prior discharge in bankruptcy of certain obligations, be liable to the lessors for such taxes and possibly interest and penalties thereon. During 2000, the State DOT sent actual assessments for this alleged tax liability to lessors of the Company's DC-9 aircraft operating leases. The lessors authorized the Company to negotiate a resolution of these assessments. In December, the Company and the State DOT finalized a confidential settlement of all such liability through 2000.

LOS ANGELES AIRPORT OPERATING TERMINAL

    On December 1, 1985, the Company entered into an interline agreement with other airlines, which agreement was amended and restated as of September 1, 1989 for, among other things, the sharing of costs, expenses and certain liabilities related to the acquisition, construction and renovation of certain passenger terminal facilities at the Los Angeles International Airport ("Facilities"). Current tenants and participating members of LAX Two Corporation (the "Corporation"), a mutual benefit corporation, are jointly and severally obligated to pay their share of debt service payments related to Facilities Sublease Revenue Bonds issued to finance the acquisition, construction and renovation of the Facilities which totaled $111.9 million at completion. The Corporation leases the Facilities from the Regional Airports Improvement Corporation under a lease agreement. In addition, the Corporation is also obligated to make annual payments to the city of Los Angeles for charges related to its terminal ground rental. All leases of the Corporation are accounted for as operating leases with related future commitments as of December 31, 2000 amounting to approximately $225.6 million. Rent expense relating to these operating leases totaled $5.6 million, $4.7 million, and $4.9 million in 2000, 1999, and 1998, respectively.

    Member airlines pay the expenses associated with the Facilities on a prorata share basis calculated primarily upon their respective numbers of passengers utilizing the Facilities. The Company accounts for its obligation under this agreement as an operating lease and incurred $1,068,000, $605,000, and $592,000 of rent expense in 2000, 1999, and 1998, respectively.

UNION CONTRACT NEGOTIATIONS

    As of December 31, 2000, Hawaiian Airlines had 3,313 active employees, of which 2,755 were employed on a full-time basis. The majority of Hawaiian Airlines' employees are covered by labor agreements with the International Association of Machinists and Aerospace Workers (AFL-CIO) ("IAM"), the Air Line Pilots Association, International ("ALPA"), the Association of Flight Attendants ("AFA"), the Transport Workers Union ("TWU") and the Communications Section Employees Union ("CSE"). The amendable date of all six contracts was February 28, 2000. In December 2000, the Company and ALPA reached an agreement on a new 42-month contract that went into effect on

                            HAWAIIAN AIRLINES, INC.

10. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
January 1, 2001. Terms of the accord were ratified by ALPA's Master Executive Council. The Company is currently in direct negotiations with the IAM and AFA. If no agreement is reached in direct negotiations, federally-mandated mediation will occur and could last for an unspecified period of time. Although the overwhelming majority of labor negotiations in the airline industry are resolved in mediation, there can be no assurance that the discussions will result in an agreement and ratification between the Company and each labor group. The time required to negotiate a contract under the Railway Labor Act varies. Therefore, management cannot currently estimate the timeframe or results of the ensuing discussions. Should the Company and the labor groups be unable to reach an agreement, the Company could be adversely affected.

11. RELIANCE ON THIRD PARTIES

    The Company has entered into agreements with contractors, including American, Northwest Airlines, Inc. ("Northwest"), Continental Airlines, Inc. ("Continental") and certain other airlines, to provide certain facilities and services required for its operations, including aircraft leasing and maintenance, code sharing, reservations, computer services, frequent flyer programs, passenger processing, ground facilities, baggage and cargo handling and personnel training. This reliance on third parties to provide services subjects the Company to the risk that such services could be discontinued without adequate replacement services being available.

    The Company leases ten DC-10 aircraft from American. American is responsible for maintenance on all of the Company's DC-10 aircraft (leased and owned) except for the three DC-10 aircraft leased from Continental, for which Continental provides maintenance services. The maintenance agreement with American provides the Company access to spare parts, engines and rotables for the maintenance of these aircraft. As such, the Company does not maintain large inventories of spare engines or parts to support the operation of the DC-10 aircraft. The Company pays a minimum contractual power by the hour charge for maintenance services, monthly in arrears. During 2000, the Company incurred approximately $85.8 million of lease and maintenance expenses under the American leases and aircraft maintenance agreements. Maintenance performed by American on applicable DC-10 aircraft of the Company is subject to American's right to terminate such services at any time with 180 days prior notice. If American terminated the maintenance arrangement, the Company would have to seek an alternate source of maintenance service or undertake to maintain its DC-10s internally. No assurance can be given that the Company would be able to do so on a basis that is as cost-effective as the American maintenance arrangement. See Notes 4 and 5.

    The Company has code sharing agreements with American, American Eagle carrier Wings West Airlines, Inc., Northwest and Continental. The Company also participates in the frequent flyer programs of American, Northwest, Continental and Virgin Atlantic. These programs and services make the Company more competitive, but increase its reliance on third parties.

    In 2000 and 1999, one particular Hawaii-based wholesaler constituted approximately 17% of the Company's total operating revenues. Travel agents generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies to favor another airline or to disfavor the Company could adversely affect the Company. Although management intends to continue to offer an attractive and competitive product to travel agencies and to maintain favorable relations with travel agencies, there can be no assurance that travel agencies will not disfavor the

                            HAWAIIAN AIRLINES, INC.

11. RELIANCE ON THIRD PARTIES (CONTINUED)
Company or favor other airlines in the future, either of which could have an adverse effect on the Company's operations and profitability.

12. RELATED PARTY TRANSACTIONS

    From July 17, 2000 through February 28, 2001, William F. Loftus served as Executive Vice President, Chief Financial Officer and Treasurer of the Company. During this period, the Company paid Mr. Loftus a base salary of $152,000. During this same period, the Company paid The Loftus Group, a financial and management consulting firm of which more than ten percent (10%) is owned by Mr. Loftus, $638,535 in fees for financial consulting services, plus expenses.

    On May 19, 2000, the Company invested $3.0 million in certificates of deposit with Liberty Bank, SSB, of Austin, Texas. Liberty Bank is majority owned by John W. Adams and another individual. John W. Adams is the sole shareholder of AIP General Partner, Inc., the general partner of Airline Investors Partnership, L.P., which is the majority owner of the Company. Current directors of the Company include Mr. Adams, as well as Edward Z. Safady and Thomas J. Traznowski, both of whom are also employees and/or directors of Liberty Bank, SSB.

13. CONCENTRATION OF BUSINESS RISK

    The Company's scheduled service operations are primarily focused on providing air transportation service to, from, or throughout the Hawaiian Islands. Therefore, the Company's operations, including its ability to collect its outstanding receivables, are significantly affected by economic conditions in the State of Hawaii and by other factors affecting the level of tourism in Hawaii.

14. SEGMENT INFORMATION

    The Company operates as a matrix form of organization and offers only one service (i.e., air transportation), resulting in management concluding that it operates one industry segment. The Company's principal line of business, the scheduled and chartered transportation of passengers, constitutes more than 90% of its operating revenues. The following table delineates scheduled and chartered passenger revenue of the Company, in thousands:

                                                  2000       1999       1998
                                                --------   --------   --------
Transpac......................................  $286,765   $236,234   $196,670
Interisland...................................   167,048    144,131    138,614
Southpac......................................    21,662     19,886     18,961
Overseas Charter..............................    82,358     46,570     35,742
                                                --------   --------   --------
                                                $557,833   $446,821   $389,987
                                                ========   ========   ========

                            HAWAIIAN AIRLINES, INC.
                     SELECTED STATISTICAL DATA (UNAUDITED)
                 (IN THOUSANDS, EXCEPT AS OTHERWISE INDICATED)

                                            2000        1999        1998        1997        1996
                                          ---------   ---------   ---------   ---------   ---------
SCHEDULED OPERATIONS:
  Revenue passengers....................      5,886       5,425       5,010       4,964       4,971
  Revenue passenger miles...............  4,492,395   4,076,576   3,649,024   3,479,056   3,324,005
  Available seat miles..................  5,967,810   5,468,589   4,940,001   4,699,609   4,571,955
  Passenger load factor.................       75.3%       74.5%       73.9%       74.0%       72.7%
  Passenger revenue per passenger
    mile................................       10.6 CENTS       9.8 CENTS       9.7 CENTS       9.5 CENTS       9.8 CENTS

OVERSEAS CHARTER OPERATIONS:
  Revenue passengers....................        382         283         250         253         190
  Revenue passenger miles...............  1,165,436     803,524     689,578     683,384     515,982
  Available seat miles..................  1,279,749     852,155     733,735     739,619     528,787

TOTAL OPERATIONS:
  Revenue passengers....................      6,268       5,708       5,260       5,217       5,161
  Revenue passenger miles...............  5,657,831   4,880,100   4,338,602   4,162,440   3,839,987
  Available seat miles..................  7,247,559   6,320,744   5,673,736   5,439,228   5,100,742
  Passenger load factor.................       78.1%       77.2%       76.5%       76.5%       75.3%
  Revenue Per ASM.......................       8.38 CENTS      7.73 CENTS      7.52 CENTS      7.43 CENTS      7.54 CENTS
  Cost Per ASM..........................       8.57 CENTS      8.38 CENTS      7.21 CENTS      7.39 CENTS      7.50 CENTS

                            HAWAIIAN AIRLINES, INC.

                 CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
OPERATING REVENUES:
  Passenger.................................................  $370,723   $363,113
  Charter...................................................    63,900     60,802
  Cargo.....................................................    16,908     20,792
  Other.....................................................    18,977     15,783
                                                              --------   --------
    TOTAL                                                      470,508    460,490
                                                              --------   --------
OPERATING EXPENSES:
  Wages and benefits........................................   137,006    121,035
  Aircraft fuel, including taxes and oil....................    86,112     89,772
  Maintenance materials and repairs.........................    76,439     86,079
  Aircraft rentals..........................................    24,153     13,183
  Other rentals and landing fees............................    17,746     16,009
  Sales commissions.........................................    12,625      8,965
  Depreciation and amortization.............................    11,177     12,104
  Restructuring charge......................................    (3,600)    12,847
  Special credit (Stabilization Act)........................    (8,500)        --
  Other.....................................................   100,580     96,425
                                                              --------   --------
    TOTAL...................................................   453,738    456,419
                                                              --------   --------
OPERATING INCOME............................................    16,770      4,071
                                                              --------   --------
NONOPERATING INCOME (EXPENSE):
  Interest expense, net.....................................     1,467        784
  Gain (loss) on disposition of equipment...................       (31)      (196)
  Other, net................................................     9,479        430
                                                              --------   --------
    TOTAL...................................................    10,915      1,018
                                                              --------   --------
INCOME BEFORE INCOME TAXES..................................    27,685      5,089
INCOME TAX PROVISION........................................   (12,457)    (3,290)
                                                              --------   --------
NET INCOME..................................................  $ 15,228   $  1,799
                                                              ========   ========
NET INCOME PER COMMON STOCK SHARE:
  BASIC.....................................................  $   0.45   $   0.05
                                                              ========   ========
  DILUTED...................................................  $   0.44   $   0.04
                                                              ========   ========
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING:
  BASIC.....................................................    33,734     39,760
                                                              ========   ========
  DILUTED...................................................    34,407     40,504
                                                              ========   ========

           See accompanying notes to condensed financial statements.

                            HAWAIIAN AIRLINES, INC.

                      CONDENSED BALANCE SHEETS (UNAUDITED)

                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $121,030        $ 67,832
  Restricted cash...........................................       1,484              --
  Accounts receivable, net..................................      26,476          25,195
  Inventories, net..........................................       5,322           4,432
  Assets held for sale......................................          --          12,805
  Deferred tax assets, net..................................       3,253           7,125
  Prepaid expenses and other................................      18,916          10,132
                                                                --------        --------
      TOTAL CURRENT ASSETS..................................     176,481         127,521
                                                                --------        --------
Property and equipment, less accumulated depreciation and
  amortization of $30,954 and $22,171 in 2001 and 2000,
  respectively..............................................      53,571          83,743
Deferred tax assets, net....................................          --           8,585
Other assets................................................      42,667           5,530
Reorganization value in excess of amounts allocable to
  identifiable assets, net..................................      29,860          31,589
                                                                --------        --------
      TOTAL ASSETS..........................................    $302,579        $256,968
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $  6,662        $ 30,510
                                                                --------        --------
  Current portion of capital lease obligations..............         993             723
  Accounts payable..........................................      54,339          55,083
  Air traffic liability.....................................     119,579          74,989
  Accrued liabilities.......................................      46,990          36,530
                                                                --------        --------
      TOTAL CURRENT LIABILITIES.............................     228,563         197,835
                                                                --------        --------
Long-term debt..............................................      10,425          10,763
Capital lease obligations...................................       2,289           2,067
Other liabilities and deferred credits......................      29,569          28,044
SHAREHOLDERS' EQUITY:
  Common and Special Preferred Stock........................         413             410
  Capital in excess of par value............................      84,042          83,418
  Notes receivable from Common Stock sales..................      (1,560)         (1,581)
  Accumulated deficit.......................................     (38,661)        (53,889)
  Accumulated other comprehensive loss -
    Minimum pension liability adjustment....................     (10,099)        (10,099)
    Unrealized loss on hedge instruments....................      (2,402)             --
                                                                --------        --------
    SHAREHOLDERS' EQUITY....................................      31,733          18,259
                                                                --------        --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............    $302,579        $256,968
                                                                ========        ========

           See accompanying notes to condensed financial statements.

                            HAWAIIAN AIRLINES, INC.

                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                2001       2000
                                                                ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 15,228   $  1,799
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................     8,640      7,894
    Amortization............................................     2,537      4,210
    Net periodic postretirement benefit cost................     1,033        838
    Restructuring charges...................................    (3,600)    12,847
    Loss on disposition of equipment........................        31        196
    Fair value adjustment on derivatives....................    (2,277)        --
    Increase in restricted cash.............................    (1,484)        --
    Increase in accounts receivable.........................    (1,281)    (6,739)
    Decrease (increase) in inventories......................      (333)       930
    Increase in prepaid expenses............................    (8,909)      (198)
    Decrease in deferred tax assets.........................    12,457      3,290
    Increase (decrease) in accounts payable.................      (744)     5,318
    Increase air traffic liability..........................    44,590     32,865
    Increase in accrued liabilities.........................    14,817      6,082
    Other, net..............................................   (14,797)    (3,842)
                                                              --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES.............    65,908     65,490
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment......................   (12,379)    (9,362)
    Progress payments on flight equipment...................    (5,144)   (29,096)
    Net proceeds from disposition of equipment..............    12,888        102
                                                              --------   --------
      NET CASH USED IN INVESTING ACTIVITIES.................    (4,635)   (38,356)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of Common Stock..................        24         --
    Proceeds from optionholders notes receivable............        24         --
    Issuance of long-term debt..............................     1,109     18,116
    Repurchase of Common Stock..............................      (154)   (12,746)
    Repurchase of warrants..................................        --     (2,631)
    Repayment of long-term debt.............................    (7,998)    (8,333)
    Repayment of capital lease obligations..................    (1,080)    (3,198)
                                                              --------   --------
      NET CASH USED IN FINANCING ACTIVITIES.................    (8,075)    (8,792)
                                                              --------   --------
        NET INCREASE IN CASH AND CASH EQUIVALENTS...........    53,198     18,342
Cash and cash equivalents -- Beginning of Period............    67,832     63,631
                                                              --------   --------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................  $121,030   $ 81,973
                                                              ========   ========

           See accompanying notes to condensed financial statements.

                            HAWAIIAN AIRLINES, INC.

                          STATISTICAL DATA (UNAUDITED)

                 (IN THOUSANDS, EXCEPT AS OTHERWISE INDICATED)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                          -----------------
                                                          2001         2000
                                                       ----------   ----------
SCHEDULED OPERATIONS:
  Revenue passengers flown...........................       4,250        4,499
  Revenue passenger miles ("RPM")....................   3,299,306    3,424,804
  Available seat miles ("ASM").......................   4,297,586    4,459,049
  Passenger load factor..............................        76.8%        76.8%
  Passenger revenue per passenger mile ("Yield").....       11.24 CENTS      10.60 CENTS
  Passenger revenue per ASM ("PRASM")................        8.63 CENTS       8.14 CENTS
  Revenue per ASM ("RASM")...........................       10.95 CENTS      10.33 CENTS
  Cost per ASM ("CASM")..............................       10.56 CENTS      10.24 CENTS

OVERSEAS CHARTER OPERATIONS:
  Revenue passengers flown...........................         292          285
  RPM................................................     891,528      874,781
  ASM................................................     998,139      958,983

TOTAL OPERATIONS:
  Revenue passengers flown...........................       4,542        4,784
  RPM................................................   4,190,834    4,299,585
  ASM................................................   5,295,725    5,418,032
  Passenger load factor..............................        79.1%        79.4%
  Yield..............................................       10.37 CENTS       9.86 CENTS
  RASM...............................................        8.88 CENTS       8.50 CENTS
  CASM...............................................        8.57 CENTS       8.42 CENTS

                            HAWAIIAN AIRLINES, INC.

              NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. BUSINESS AND BASIS OF PRESENTATION

    Hawaiian Airlines, Inc. ("Hawaiian Airlines" or the "Company") was incorporated in January 1929 under the laws of the Territory of Hawaii and, based on operating revenues, is the largest airline headquartered in Hawaii. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail. The Company's passenger airline business is its chief source of revenue.

    The Company provides daily service from Hawaii, principally Honolulu to Las Vegas, Nevada and the four key United States ("U.S.") West Coast gateway cities of Los Angeles and San Francisco, California, Seattle, Washington and Portland, Oregon ("Transpac"). Daily service between Honolulu and San Diego, California began on June 15, 2001. The Company also provides daily service among the six major islands of the State of Hawaii ("Interisland"), twice weekly service to Pago Pago, American Samoa and weekly service to Papeete, Tahiti in the South Pacific ("Southpac"). Charter service is provided from Honolulu to Las Vegas and Anchorage, Alaska ("Overseas Charter"). Subsequent to the events of
September 11, 2001, the Company has reduced its systemwide capacity due to reduced travel demand, resulting in an approximate 22% reduction in Available Seat Miles. The Company provided Charter service from Los Angeles to Papeete for Renaissance Cruises, Inc. until September 25, 2001, when Renaissance
Cruises, Inc. filed for Chapter 11 bankruptcy protection and ceased cruise operations.

    The Company is transitioning from a fleet of DC-9-50 aircraft to a fleet of Boeing 717-200 aircraft for its Interisland routes. The Company operates DC-10 aircraft on its Transpac, Southpac and Overseas Charter routes. In October and November 2001, the Company took delivery of the first two of sixteen B767-300ER aircraft which will replace the DC-10 aircraft on the Transpac, Southpac and Overseas Charter routes. Revenue service on the B767-300ER aircraft will begin in November 2001.

    The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

    The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The accompanying financial statements should be read in conjunction with the financial statements and the notes thereto contained in Hawaiian Airlines' Annual Report on Form 10-K for the year ended December 31, 2000.

    The Company will continue to evaluate whether any additional provisions and/or revisions to the charges recorded as of September 30, 2001 (see footnote 2 below) are required during the fourth quarter of 2001. However, the impact of the September 11, 2001 terrorist attacks on the Company's financial condition and the sufficiency of its financial resources to absorb that impact will depend on a number of factors. For a discussion of these factors, see "Management Discussion and Analysis of Financial Condition of Hawaiian."

2. AIR TRANSPORTATION SAFETY AND SYSTEM STABILIZATION ACT

    On September 22, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act ("the Stabilization Act"), which, for all U.S. airlines and air cargo carriers

                            HAWAIIAN AIRLINES, INC.

2. AIR TRANSPORTATION SAFETY AND SYSTEM STABILIZATION ACT (CONTINUED) (collectively, air carriers), provides for, among other things: (i) $5 billion in compensation for direct losses (including lost revenues) incurred as a result of the federal ground stop order and for incremental losses incurred through December 31, 2001 as a direct result of the attacks; (ii) subject to certain conditions, the availability of up to $10 billion in federal government guarantees of certain loans made to air carriers for which credit is not reasonably available as determined by a newly established Air Transportation Stabilization Board; (iii) the authority of the Secretary of Transportation to reimburse air carriers (which authority expires 180 days after the enactment of the Stabilization Act) for the increase in the cost of insurance, for coverage ending before October 1, 2002, over the premium in effect prior to September 10, 2001; (iv) at the discretion of the Secretary of Transportation, a $100 million limit on the liability of any air carrier to third parties with respect to acts of terrorism committed on or to such air carrier during the 180-day period following the enactment of the Stabilization Act; and (v) the extension of the due date for the payment by air carriers of certain excise taxes and payroll taxes.

    Under the Stabilization Act, each air carrier is entitled to receive the lesser of (i) its direct and incremental losses for the period September 11, 2001 to December 31, 2001 or (ii) its available seat mile allocation of the $5 billion compensation available under the Act. On September 27, 2001, the Company received $18.0 million from the U.S. Government under the Stabilization Act and expects to receive additional compensation before the end of the calendar year. The Company also expects to be eligible for approximately
$72.0 million in loans and guarantees, subject to federal guidelines for application. As of September 30, 2001, the Company recognized $8.5 million of the proceeds from the U.S. Government under the Stabilization Act as a special credit to operating expenses for the estimated lost revenue and direct charges for the period September 11, 2001 through September 30, 2001. The remaining $9.5 million is recorded as an accrued liability in current liabilities and is expected to be recognized as a special credit to operating expenses, along with the remaining proceeds under the Stabilization Act, in the fourth quarter of 2001.

3. INCOME TAXES

    The Company's reorganization and the associated implementation of fresh start reporting in September 1994 gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible expenses that result in an effective tax rate (for financial reporting purposes) significantly different than the current United States ("U.S.") corporate statutory rate of 35.0%.

    As of September 30, 2001, the Company had net deferred tax assets aggregating $3.3 million. The Company will continually assess the adequacy of its financial performance in determining its valuation allowance which, should there be an adjustment required, may result in an adverse effect on the Company's income tax provision and net income.

4. RESTRUCTURING CHARGE

    The replacement of the Company's DC-9-50 fleet which commenced in March 2001 is expected to be completed by the end of fiscal year 2001 at which time the Company's fleet of fifteen DC-9-50 aircraft will have been entirely replaced with thirteen new B717-200 aircraft. During fiscal year 2000, the Company recorded a $14.0 million pre-tax restructuring charge, of which $6.8 million related to estimated costs to comply with the return condition provisions and early termination provisions of the five DC-9-50 aircraft under operating leases, and $8.1 million related to reducing the DC-9-50 expendable inventory to fair market value as of December 31, 2000. During the quarter ended

                            HAWAIIAN AIRLINES, INC.

4. RESTRUCTURING CHARGE (CONTINUED)
March 31, 2001, the Company recorded a $3.6 million credit to restructuring charges related to a change in estimate on the return condition provisions and early termination provisions of the five DC-9-50 aircraft under operating leases. The change in estimate is based on renegotiation of the return provisions with the respective lessors.

5. DERIVATIVE FINANCIAL INSTRUMENTS

    The Company utilizes heating oil forward contracts to manage market risks and hedge its financial exposure to fluctuations in its aircraft fuel costs. The Company employs a strategy whereby heating oil contracts may be used to hedge up to 50% of the Company's anticipated aircraft fuel needs. The contracts are either exchanged or traded with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered to be negligible.

    As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will be either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    The Company is required to account for its fuel hedging program under SFAS No. 133. For the nine-month period ended September 30, 2001, realized net gains on liquidated contracts of $126,000 are included as a component of Aircraft Fuel Cost. Based upon the Company's derivative positions at September 30, 2001, an unrealized loss of approximately $95,300 related to hedging instruments excluded from the assessment of hedge effectiveness has been recorded as other nonoperating income (expense) in the condensed statement of operations for the three and nine month-period ended September 30, 2001. Realized and unrealized losses of $2.4 million has been recognized as other comprehensive losses on the condensed balance sheet as of September 30, 2001 related to hedging instruments included in the assessment of hedge effectiveness. The Company expects to reclassify losses on derivative instruments from accumulated other comprehensive losses to operations during the next twelve months when the hedged fuel expenses are recognized.

6. NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

    The Company will apply the new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives beginning in the first quarter of 2002 and will perform the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company has not yet determined what the effect of these tests will be on its net earnings and financial position.

                       REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS OF
ALOHA AIRGROUP, INC.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aloha Airgroup, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As further discussed in note 13, effective December 19, 2001, the Company and Hawaiian Airlines, Inc., along with TurnWorks, Inc. entered into an agreement to merge. Also, as discussed in the note, the Company was adversely impacted by the events of September 11, 2001. As of September 30, 2001, the Company has violated certain financial covenants of its primary credit facilities and it is uncertain if the lenders will waive the violations or modify the debt agreements. It is anticipated that the merged enterprise will refinance the existing debt. There is no assurance that the merger will be consummated or that such refinancing can be achieved.

    As discussed in note 1 to the financial statements, effective January 1, 2000, the Company changed its method of accounting for the sale of mileage credits to participating partners in its frequent flyer program.

PRICEWATERHOUSECOOPERS LLP
Honolulu, Hawaii
April 19, 2001, except as to the second and third paragraphs above and note 1, relating to accounting for frequent flyer awards, and note 13 for which the date is December 19, 2001

                              ALOHA AIRGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

          DECEMBER 31, 2000 AND 1999 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2000       1999
                                                              --------   --------
                                     ASSETS
Current Assets:
  Cash......................................................  $  7,980   $  2,293
  Trade accounts receivables, less allowance for doubtful
    accounts of $2,276 in 2000 and $1,591 in 1999...........    29,223     25,654
  Refundable income taxes...................................     2,886      1,937
  Expendable parts and supplies, net........................    10,222      5,479
  Prepaid expenses and other current assets.................     1,663      3,536
  Deferred income taxes.....................................     8,095      7,469
                                                              --------   --------
      Total current assets..................................    60,069     46,368
Property and equipment, net.................................    81,422     67,994
Prepaid pension cost........................................    36,782     30,189
Other assets................................................     6,330      5,441
                                                              --------   --------
      Total assets..........................................  $184,603   $149,992
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $ 18,617   $ 16,005
  Accrued salaries, wages and vacation allowances...........     8,613      7,783
  Unearned transportation revenue...........................    47,215     32,451
  Accrued interest..........................................       360        335
  Note payable to bank......................................        --     20,000
  Current installments of long-term debt....................       821      2,115
  Current obligations under capital leases..................       461        184
  Other accrued liabilities.................................     9,094      6,831
                                                              --------   --------
      Total current liabilities.............................    85,181     85,704
Long-term debt, excluding current installments..............    21,571      2,379
Note payable to bank........................................     7,800         --
Obligations under capital leases, excluding current
  obligations...............................................     7,571        905
Deferred income taxes.......................................    12,070     13,233
Post-retirement benefits....................................    13,053     12,323
Other noncurrent liabilities................................     8,083      9,503

Commitments and contingencies
Mandatorily redeemable Series B preferred stock, $1,000
  stated value, convertible into Class A common stock. Each
  Series B share has 625 votes per share. Authorized 20,000
  shares, 5,308 and 12,308 shares issued and outstanding at
  December 31, 2000 and 1999. Liquidation preference amounts to $8,280 at December 31, 2000. Balance includes
  accumulated dividends.....................................     8,280     18,339
Mandatorily redeemable Series C preferred stock, $1,000
  stated value. Series C shares have no voting rights.
  Authorized 100,000 shares, 10,000 shares issued and
  outstanding at December 31, 2000. Liquidation preference
  amounts to $10,312 at December 31, 2000. Balance includes
  accumulated dividends.....................................    10,312         --

Stockholders' Equity:
  Capital stock:
    Class A common stock, $1.00 par value, one vote per
     share. Authorized 22,483,750 shares, 4,442,992 and
     2,017,266 shares issued and outstanding at December 31,
     2000 and 1999..........................................     4,443      2,017
    Class B common stock, $1.00 par value, convertible into
     Class A common stock on a one-for-one basis. Each Class
     B share has ten votes per share. Authorized 4,072,829
     shares, 2,927,174 shares issued and outstanding at
     December 31, 2000 and 1999.............................     2,927      2,927
                                                              --------   --------
      Total capital stock...................................     7,370      4,944
    Additional paid-in capital..............................    15,605      8,284
    Retained earnings (deficit).............................   (12,293)    (5,622)
                                                              --------   --------
      Total stockholders' equity............................    10,682      7,606
                                                              --------   --------
      Total liabilities and stockholders' equity............  $184,603   $149,992
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
Operating Revenue:
  Passenger.................................................  $  260,260   $  212,113   $  213,151
  Freight...................................................      35,604       30,101       29,032
  Contract services.........................................      13,954       10,840        9,999
  Incidental revenue........................................       5,723        6,971        5,721
                                                              ----------   ----------   ----------
    Total operating revenue.................................     315,541      260,025      257,903
                                                              ----------   ----------   ----------
Operating Expenses:
  Employee wages and benefits...............................     126,704      112,506      112,027
  Aviation fuel.............................................      48,693       27,631       24,651
  Rentals and landing fees..................................      52,804       42,962       36,193
  Maintenance and overhaul..................................      27,666       27,279       26,288
  Depreciation and amortization.............................       9,714        7,701        6,819
  Commissions...............................................       4,793        4,272        4,363
  Other.....................................................      50,736       38,421       38,268
                                                              ----------   ----------   ----------
    Total operating expenses................................     321,110      260,772      248,609
                                                              ----------   ----------   ----------
    Operating income (loss).................................      (5,569)        (747)       9,294

Other Income (Expenses):
  Interest expense..........................................      (4,137)      (2,292)      (2,231)
  Interest income...........................................         207          125          198
  Foreign currency exchange gains (losses), net.............           1           (4)          78
  Sundry, net...............................................         (11)         768          (19)
                                                              ----------   ----------   ----------
    Other income (expenses), net............................      (3,940)      (1,403)      (1,974)
                                                              ----------   ----------   ----------
    Income (loss) before income taxes.......................      (9,509)      (2,150)       7,320
Provision (credit) for income taxes.........................      (3,694)        (703)       2,828
                                                              ----------   ----------   ----------
    Income (loss) before cumulative effect of change in
      accounting principle..................................      (5,815)      (1,447)       4,492
Cumulative effect of change in accounting principle, net of
  income taxes..............................................        (856)          --           --
                                                              ----------   ----------   ----------
  Net income (loss).........................................      (6,671)      (1,447)       4,492
Preferred stock dividends, accumulated and unpaid...........      (1,021)        (862)        (862)
                                                              ----------   ----------   ----------
    Net income (loss) attributed to common shareholders.....  $   (7,692)  $   (2,309)  $    3,630
                                                              ==========   ==========   ==========
Net Income (Loss) Per Common Share:
  Basic--
    Income (loss) before cumulative effect of change in
      accounting principle..................................  $    (1.20)  $     (.47)  $      .73
    Cumulative effect of change in accounting principle, net
      of income taxes.......................................        (.15)          --           --
                                                              ----------   ----------   ----------
    Net income (loss).......................................  $    (1.35)  $     (.47)  $      .73
                                                              ==========   ==========   ==========
  Diluted--
    Income (loss) before cumulative effect of change in
      accounting principle..................................  $    (1.20)  $     (.47)  $      .65
    Cumulative effect of change in accounting principle, net
      of income taxes.......................................        (.15)          --           --
                                                              ----------   ----------   ----------
    Net income (loss).......................................  $    (1.35)  $     (.47)  $      .65
                                                              ==========   ==========   ==========
Weighted Average Number of Shares Outstanding:
  Basic.....................................................   5,702,064    4,944,440    4,944,440
                                                              ==========   ==========   ==========
  Diluted...................................................   5,702,064    4,944,440    6,871,827
                                                              ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                COMMON STOCK            COMMON STOCK
                                                   CLASS A                CLASS B          ADDITIONAL   RETAINED        TOTAL
                                            ---------------------   --------------------    PAID-IN     EARNINGS    STOCKHOLDERS'
                                              SHARES      AMOUNT     SHARES      AMOUNT     CAPITAL     (DEFICIT)      EQUITY
                                            ----------   --------   ---------   --------   ----------   ---------   -------------
Balance, December 31, 1997................   2,017,626   $ 2,017    2,927,174    $2,927     $10,008     $ (8,667)      $ 6,285

Net income................................          --        --           --        --          --        4,492         4,492

Accumulated preferred stock dividends.....          --        --           --        --        (862)          --          (862)
                                            ----------   -------    ---------    ------     -------     --------       -------

Balance, December 31, 1998................   2,017,626     2,017    2,927,174     2,927       9,146       (4,175)        9,915

Net loss..................................          --        --           --        --          --       (1,447)       (1,447)

Accumulated preferred stock dividends.....          --        --           --        --        (862)          --          (862)
                                            ----------   -------    ---------    ------     -------     --------       -------

Balance, December 31, 1999................   2,017,626     2,017    2,927,174     2,927       8,284       (5,622)        7,606

Net loss..................................          --        --           --        --          --       (6,671)       (6,671)

Accumulated preferred stock dividends.....          --        --           --        --      (1,021)          --        (1,021)

Issuance of 20,000 shares of Series C
  preferred stock in exchange for 7,000
  Series B shares and 1,034,482 Class A
  common shares...........................  (1,034,482)   (1,034)          --        --       1,802           --           768

Conversion of 10,000 shares of Series C
  preferred stock to Class A common
  stock...................................   3,460,207     3,460           --        --       6,540           --        10,000
                                            ----------   -------    ---------    ------     -------     --------       -------

Balance, December 31, 2000................   4,443,351   $ 4,443    2,927,174    $2,927     $15,605     $(12,293)      $10,682
                                            ==========   =======    =========    ======     =======     ========       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (IN THOUSANDS)

                                                                2000       1999       1998
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (6,671)  $ (1,447)  $  4,492
  Adjustments to reconcile net income (loss) to cash
    provided by operating activities:
    Depreciation and amortization...........................     9,714      7,701      6,819
    Change in working capital as detailed below.............    13,106      3,404     (1,584)
    Change in prepaid pension costs.........................    (6,593)    (4,947)    (3,466)
    Deferred income taxes...................................    (1,789)       667        413
    Gain on sale of investments.............................        --       (816)        --
    Amortization of prepaid maintenance and airworthiness
     provisions.............................................    11,578      8,532     10,808
  Other.....................................................    (1,943)     2,716        952
                                                              --------   --------   --------
      Net cash provided by operating activities.............    17,402     15,810     18,434
                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (10,823)    (2,539)    (2,379)
  Proceeds from sale of investments.........................        --        816         --
  Increase in other assets..................................    (1,597)    (2,714)      (133)
  Prepaid maintenance and airworthiness charges.............   (14,603)   (10,647)   (17,020)
                                                              --------   --------   --------
      Net cash used in investing activities.................   (27,023)   (15,084)   (19,532)
                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line-of-credit...........................    34,600      8,000      8,000
  Repayments under line-of-credit...........................   (46,800)    (5,000)    (7,500)
  Proceeds from borrowings..................................    20,000         --         --
  Proceeds from issuance of preferred stock.................    10,000         --         --
  Repayments of long-term debt and capital lease
    obligations.............................................    (2,492)    (2,458)    (1,598)
                                                              --------   --------   --------
      Net cash provided by (used in) financing activities...    15,308        542     (1,098)
                                                              --------   --------   --------
Net increase (decrease) in cash.............................     5,687      1,268     (2,196)

Cash at beginning of period.................................     2,293      1,025      3,221
                                                              --------   --------   --------

Cash at end of period.......................................  $  7,980   $  2,293   $  1,025
                                                              ========   ========   ========

    Changes in working capital other than cash, deferred income taxes and current debt consisted of the following:

                                                                2000       1999       1998
                                                              --------   --------   --------
Decrease (increase) in trade accounts receivable............  $ (3,569)  $ (2,038)  $     74
Decrease (increase) in refundable income taxes..............      (949)    (1,481)     2,448
Decrease (increase) in expendable parts and supplies........    (4,743)        77       (542)
Decrease (increase) in prepaid expenses and other current
  assets....................................................     1,873       (955)      (484)
Increase (decrease) in accounts payable.....................     2,612      2,424       (708)
Increase in accrued salaries, wages and vacation
  allowances................................................       830        551        247
Increase (decrease) in unearned transportation revenue......    14,764      4,021     (2,514)
Increase (decrease) in accrued interest.....................        25        189        (48)
Increase (decrease) in other accrued liabilities............     2,263        616        (57)
                                                              --------   --------   --------
                                                              $ 13,106   $  3,404   $ (1,584)
                                                              ========   ========   ========

Supplemental disclosure of cash paid (received) during the
  year for:
  Interest..................................................  $  4,112   $  2,103   $  2,279

  Income taxes, net.........................................  $ (1,526)  $    111   $    (33)

Noncash financing activities:
  Equipment acquired under capital lease....................  $  7,409   $  1,100   $     --

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Aloha Airlines, Inc. ("Aloha") and Aloha IslandAir, Inc. ("IslandAir"). Aloha and IslandAir are engaged in providing air transportation services within the State of Hawaii. In addition, Aloha also serves certain other Pacific island destinations and provides long-haul service to the U.S. Mainland. All significant intercompany transactions have been eliminated.

    CASH

    Cash is held primarily by major financial institutions in the State of Hawaii. Cash balances are maintained in excess of depository institution insurance limits.

    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation and amortization are recorded on the straight-line basis over the estimated useful lives of the assets.

    The initial direct costs of leasing aircraft, including related improvements, are capitalized and amortized on a straight-line basis over the lease term.

    MAINTENANCE AND OVERHAUL

    The costs of overhauls and major repairs of engines owned are accounted for on the built-in overhaul method as prepaid maintenance and amortized based on actual cycles incurred over the period until the next scheduled overhaul. Prepaid maintenance balances are included in property and equipment.

    For engines under operating leases, the accrual method is used whereby the costs of overhauls and major repairs are estimated and charged to expense, based on cycles incurred, over a specified number of cycles as prescribed by the Federal Aviation Administration. The timing of the expense recognized under this method is similar to that of the built-in overhaul method. Actual overhaul and major repair costs are then charged against the accrued reserves.

    The costs of overhauls and major repairs of airframes are charged to operating expenses as incurred.

    Routine maintenance and repairs are charged to operating expense as incurred. Major additions, betterments and renewals are charged to property and equipment accounts. When an asset is retired or sold, its cost and related accumulated depreciation, amortization and prepaid maintenance are removed from the accounts and the resulting gain or loss is included in other income (expense).

    EXPENDABLE PARTS AND SUPPLIES

    Expendable parts and supplies are stated at average cost. An allowance for obsolescence of expendable parts and supplies is accrued on a straight-line basis over the estimated useful lives of the related aircraft. At December 31, 2000 and 1999, the allowance for obsolescence was $2,699,000 and $2,624,000, respectively.

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CAPITAL LEASES

    The assets and related obligations for equipment leased under capital leases are recorded at amounts equal to the present value of the future minimum lease payments using the appropriate interest rate. Leased property is generally amortized using the straight-line method over the term of the related leases or over the estimated useful lives of the assets when applicable.

    INCOME TAXES

    The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of financial instruments (assets and liabilities) approximates the cost. All such instruments have short-term maturities, or provide interest rates that reset frequently or approximate market.

    PASSENGER AND FREIGHT REVENUE

    Passenger and freight revenue is recognized as earned when the transportation service is provided. Passenger tickets sold but not yet used are included in unearned transportation revenue.

    FREQUENT FLYER PROGRAM

    The Company operates a frequent flyer program and records an estimated liability for the incremental cost associated with providing travel awards. The Company also sells mileage credits to participating partners such as hotels, car rental agencies and credit card companies. Effective January 1, 2000, the Company changed its method used to account for the sale of these mileage credits. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company now defers the sales proceeds from the sale of the credits and recognizes the revenue over the estimated period that the award travel is provided. Previously, the sales revenue and related estimated cost of providing the travel award were recorded in the period in which the credits were sold.

    The impact of the change in accounting, as of January 1, 2000, amounted to $856,000, net of income taxes of $570,000 and is reflected as a cumulative effect of change in accounting principle in the accompanying statements of operations. The impact of the change for the year ended December 31, 2000 was to increase the net loss by $366,000 ($0.06 per share), net of income taxes of $244,000. It was not practical to determine the impact of the change for 1998 and 1999.

    ADVERTISING COSTS

    The Company expenses the costs of advertising as incurred. Advertising expense was $4,432,000, $2,350,000 and $2,326,000 for the years ended
December 31, 2000, 1999 and 1998.

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    SEGMENT INFORMATION

    Principally all operations of the Company either originate or end in the State of Hawaii. The management of such operations is based on a system-wide approach due to the interdependence of the Company's route structure in its various markets. As the Company offers only one service (air transportation), management has concluded that it has only one segment.

2. PROPERTY AND EQUIPMENT

    At December 31, 2000, Aloha owned two Boeing 737-200 aircraft and leased seventeen Boeing 737-200 and two Boeing 737-700 aircraft.

    At December 31, 2000, IslandAir operated three leased de Havilland Dash 8 Series 100 aircraft and two leased de Havilland Dash 6 Series 300 aircraft. During 2000, one de Havilland Dash 6 Series 300 aircraft was returned to the lessor upon termination of the lease.

    The Company's operating property and equipment (including prepaid maintenance) at December 31, 2000 and 1999, consisted of the following (in thousands):

                                                                2000       1999
                                                              --------   --------
Airframe, engines and other flight equipment (estimated
  useful life, 6 to 20 years; salvage value, 15 to 25%).....  $ 90,479   $ 71,722

Leased aircraft costs and improvements (estimated useful
  life, 5 to 15 years)......................................    19,135     18,154

Ground property and equipment (estimated useful life, 5 to
  20 years or term of lease; salvage value up to 10%).......    27,315     24,422
                                                              --------   --------

                                                               136,929    114,298

Less accumulated depreciation and amortization..............   (55,507)   (46,304)
                                                              --------   --------

                                                              $ 81,422   $ 67,994
                                                              ========   ========

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3. LONG-TERM DEBT

    The Company's long-term debt at December 31, 2000 and 1999 consisted of the following (in thousands):

                                                                2000       1999
                                                              --------   --------
Loan agreement in 2000 for $20,000; interest at prime plus
  .25% maturity, September 2008; interest payable monthly;
  monthly principal payments beginning in September 2003 of
  $334; participation rights agreement provides for a
  payment of 3% to 5% of the loan value if a change
  exceeding 50% in control transaction occurs; Company
  common stock pledged as collateral; selected shareholders
  of the Company have provided a guarantee of up to an
  aggregate of $10,000 for amounts borrowed by the Company
  under this loan agreement and under the $20,000 revolving
  credit facility. Interest at December 31, 2000 was 8.5%...  $20,000     $   --
Loan agreement in 1999 for $2,500; interest at 9.95%
  maturity, July 2001; payable in monthly principal and
  interest of $105; one Boeing 737-200 aircraft is pledged
  as collateral.............................................      707      1,810
Loan agreement in 1997 for $2,000; interest at prime plus
  .25% reset annually in May; maturity, May 2007, payable in monthly principal and interest of $22; certain leasehold
  improvements are pledged as collateral. Interest at
  December 31, 2000 was 9.25%...............................    1,685      1,802
Loan agreement in 1990 for $11,680; interest at three or six
  month LIBOR plus 1.125%; maturity, May 2000...............       --        882
                                                              -------     ------
                                                               22,392      4,494
Less amounts due within one year............................      821      2,115
                                                              -------     ------
                                                              $21,571     $2,379
                                                              =======     ======

    At December 31, 2000, the approximate maturities of long-term debt during the next five years were as follows: $821,000 in 2001, $137,000 in 2002, $1,486,000 in 2003, $4,173,000 in 2004 and $4,189,000 in 2005.

    At December 31, 2000, the Company had a revolving credit facility in the amount of $20,000,000 with interest at one of several rates including the bank's prime rate, prime rate plus .25%, prime plus .5%, LIBOR plus 1.50% or LIBOR plus 2.25%. Aloha Airlines, Inc. stock and accounts receivable are pledged as collateral. Selected shareholders of the Company have provided a guarantee of up to an aggregate of $10,000,000 for amounts borrowed by the Company under this revolving credit facility and under the $20,000,000 loan agreement. At
December 31, 2000 and 1999, advances outstanding under the revolving credit facility amounted to $7,800,000 and $20,000,000, respectively. At December 31, 2000 and 1999, standby letters of credit totaling $9,129,000 and $8,297,000, respectively, primarily in support of workers' compensation insurance policies and bonds are set aside against the availability of the revolving credit facility. The revolving credit facility expires on August 16, 2002.

    Under the terms of the Company's most restrictive debt agreements, the Company is restricted as to payment of dividends and is required to maintain on a consolidated basis a minimum Fixed Charges

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3. LONG-TERM DEBT (CONTINUED)
Coverage ratio, a Minimum Consolidated Tangible Net Worth and a Maximum Debt to Worth Ratio, as defined. In April 2001, certain of these requirements were amended for compliance periods beginning with the quarter ended December 31, 2000. Also in April 2001, the Company pledged additional collateral including an owned aircraft, engines and spare parts. The aggregate of the appraised value of this additional collateral plus eligible receivables, as defined, is required to be at least $40 million. See also note 13.

4. CAPITAL STOCK

    Following is a further description of the preferred stock issues at December 31, 2000 and 1999 (in thousands, except share information):

    SERIES A--REDEEMABLE PREFERRED STOCK

    At December 31, 2000 and 1999, the Company had 111,726 shares of Series A 12% Redeemable Cumulative Preferred Stock (Series A 12% Preferred Stock) authorized, none of which were issued and outstanding.

    SERIES B--CONVERTIBLE PREFERRED STOCK

    The 7% Convertible Preferred Stock accrue dividends from the date of original issuance, which are payable semi-annually at an annual rate of 7%, when and as declared by the Board of Directors out of funds legally available for payment of dividends. At December 31, 2000, accumulated and unpaid dividends on the 7% Convertible Preferred Stock totaled approximately $2,972,000 ($560 per share) and $6,031,000 ($490 per share) at December 31, 2000 and 1999, respectively. Stock may be redeemed for cash at the option of the Company anytime after the earlier of December 31, 1997, and any date at least 180 days following the closing date of an initial public offering (IPO). The redemption price and liquidation preference is equal to the base value plus accumulated dividends. In addition, 7% Convertible Preferred Stock may be converted at the option of the holder thereof into shares of Class A Common Stock any time after the earlier of December 31, 1997, and any date at least 180 days following the closing date of an IPO. 7% Convertible Preferred Stock may also be converted and sold in connection with an IPO to the extent that holders of Class B Common Stock are permitted to similarly convert and sell their shares. The conversion rate is equal to the redemption price divided by (a) $8.00 per share if the Class A Common Stock has not been offered in an IPO or (b) the lesser of $8.00 per share and 80% of the price at which the Class A Common Stock was first offered in an IPO. Each issued and outstanding share of 7% Convertible Preferred Stock is entitled to 625 votes upon each matter submitted to shareholders for their vote or approval. 7% Convertible Preferred Stock and Common Stock shall vote together as one class unless prohibited by law.

    SERIES C--EXCHANGEABLE PREFERRED STOCK

    The 10% Exchangeable Preferred Stock is issued to the Aloha Airgroup, Inc. Non-Pilots Pension Trust (the "Trust") and to holders related to the Company's principal shareholders. 10% Exchangeable Preferred Stock accrue dividends from the date of original issuance, which are payable semi-annually at an annual rate of $100 per share out of funds legally available for payment of dividends. At December 31, 2000, accumulated and unpaid dividends on the 10% Exchangeable Preferred Stock totaled approximately $315,000 ($31.50 per share). Stock may be redeemed at the option of the

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

4. CAPITAL STOCK (CONTINUED)
Company at any time on or after September 8, 2005 at the redemption price plus an amount in cash equal to all accumulated and unpaid dividends. The stock is required to be redeemed by September 8, 2025. Shares may be exchanged at the sole option of the Board of Directors, into notes in the principal amount equal to the Liquidation Preference Amount for such shares, plus the amount of any and all accumulated and unpaid dividends on such shares. Holders of the Series C Preferred Stock shall have no voting rights and shall not be entitled or permitted to vote on any general corporate matters. A participation rights agreement between the Company and the Trust provides for a payment of 6% to 10% of the principal amount if there is a change in control transaction. The percentage amount is based on the equity value of the Company at the time of the change in control. A change in control is generally defined as a change in ownership exceeding 50%.

    If, upon liquidation, the assets to be distributed to the holders of Series A 12% Preferred Stock, 7% Convertible Preferred Stock and 10% Exchangeable Preferred Stock are insufficient to permit the payment of the full preferential amount, then the holders of all the stocks shall share equally and ratably in any distribution of assets of the Company in proportion to the Liquidation Preference Amount and accumulated and unpaid dividends to which each is entitled. After full payment of the Liquidation Preference Amount and all accumulated and unpaid dividends to which they are entitled, the Holders of the Series C Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company. If the assets to be distributed to the holders of Series A 12% Preferred Stock and 7% Convertible Preferred Stock are insufficient to permit the payment of the full preferential amount, then the 7% Convertible Preferred Stock participation value will be paid first with the remaining assets prorated based upon the total value per share.

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5. INCOME TAXES

    The actual income tax provision for the years ended December 31, 2000, 1999 and 1998 differ from the "expected" tax expense (computed by applying the U.S. Federal Corporate Tax Rate of 34% to income before income taxes) as follows (in thousands):

                                                                2000       1999       1998
                                                              --------   --------   --------
Computed "expected" tax expense (credit)....................  $(3,233)    $(731)     $2,489
  Increases (reductions) in taxes resulting from: State
    income taxes, net of Federal benefit....................     (302)      (84)        218
  Other net.................................................     (159)      112         121
                                                              -------     -----      ------
    Tax provision (credit)..................................  $(3,694)    $(703)     $2,828
                                                              =======     =====      ======
Effective tax rate..........................................     38.8%     32.7%       38.6%
                                                              =======     =====      ======

Components of the above tax provision were as follows (in thousands):

                                                              2000       1999       1998
                                                            --------   --------   --------
Current taxes:
  Federal.................................................  $(2,589)   $(1,205)    $2,117
  State...................................................     (118)      (165)       298
                                                            -------    -------     ------
                                                             (2,707)    (1,370)     2,415
Deferred taxes:
  Federal.................................................     (683)       573        362
  State...................................................     (304)        94         51
                                                            -------    -------     ------
                                                               (987)       667        413
                                                            -------    -------     ------
    Tax provision (credit)................................  $(3,694)   $  (703)    $2,828
                                                            =======    =======     ======

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5. INCOME TAXES (CONTINUED)
    The components of the net deferred income tax liability recognized in the accompanying balance sheet at December 31, 2000 and 1999 are as follows (in thousands):

                                                                2000       1999
                                                              --------   --------
Deferred income tax liabilities:
  Deferred maintenance......................................  $ 4,634    $ 3,346
  Pension costs.............................................   13,954     11,449
  Depreciation methods......................................    3,818      4,795
  Other.....................................................    3,918      2,482
                                                              -------    -------
                                                               26,324     22,072
                                                              -------    -------
Deferred income tax assets:
  Frequent flyer awards.....................................    2,074      1,174
  Vacation accrual..........................................    1,134        846
  Inventory allowance.......................................    1,026        997
  Receivable allowance......................................      855        584
  Workers' compensation accruals............................    3,044      2,439
  Post-retirement benefits..................................    4,949      4,671
  Revenue deferred..........................................      237      1,762
  Net operating loss carryforwards..........................    4,443         --
  Other.....................................................    4,587      3,835
                                                              -------    -------
                                                               22,349     16,308
                                                              -------    -------
                                                              $ 3,975    $ 5,764
                                                              =======    =======

    As of December 31, 2000, the Company had net operating loss carryforwards amounting to approximately $12,000,000, which expire in 2020.

    To the extent necessary, valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. No valuation allowance was provided for in determining the tax provision for the year ended December 31, 2000 and 1999. Management has determined that future reversals of existing taxable temporary differences (deferred tax liabilities) will allow for realization of deferred tax assets.

                              ALOHA AIRGROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6. BENEFIT PLANS

    RETIREMENT PLANS

    The Company maintains four defined benefit pension plans and post-retirement benefit plans for certain groups of employees. The following table sets forth the funded status of the plans as of December 31, 2000 and 1999 (in thousands):

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
                                                         2000       1999       2000       1999
                                                       --------   --------   --------   --------
Change in benefit obligation:
  Benefit obligation at beginning of year............  $152,142   $157,915   $ 12,632   $ 11,566
  Service cost.......................................     5,263      6,086        404        371
  Interest cost......................................    11,926     10,786        918        690
  Amendments.........................................        --      3,998         --         --
  Actuarial (gain) loss..............................     1,212    (18,186)      (864)       439
  Benefits paid......................................    (7,875)    (8,457)      (595)      (434)
                                                       --------   --------   --------   --------
  Benefit obligation at end of year..................   162,668    152,142     12,495     12,632
                                                       --------   --------   --------   --------
Change in plan assets:
  Fair value of assets at beginning of year..........   213,252    200,040         --         --
  Actual return on plan assets.......................    (1,918)    21,669         --         --
  Employer contribution..............................         5         --        595        434
  Benefits paid......................................    (7,875)    (8,457)      (595)      (434)
                                                       --------   --------   --------   --------
  Fair value of assets at end of year................   203,464    213,252         --         --
                                                       --------   --------   --------   --------
Funded status........................................    40,796     61,110    (12,495)   (12,632)
Unrecognized actuarial net (gain) loss...............   (10,652)   (37,849)      (558)       309
Unrecognized transition obligation (asset)...........      (937)    (1,239)        --         --
Unrecognized prior service cost......................     7,575      8,167         --         --
                                                       --------   --------   --------   --------
Prepaid (accrued) benefit cost at end of year........  $ 36,782   $ 30,189   $(13,053)  $(12,323)
                                                       ========   ========   ========   ========
Weighted average assumptions as of year end:
  Discount rate......................................         8%         8%         8%         8%
  Expected return on plan assets.....................        11%        11%       N/A        N/A
  Rate of compensation increase......................   Various    Various        N/A        N/A

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6. BENEFIT PLANS (CONTINUED)
    The following table sets forth the net periodic benefit cost (income) for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                                PENSION BENEFITS                  OTHER BENEFITS
                                         ------------------------------   ------------------------------
                                           2000       1999       1998       2000       1999       1998
                                         --------   --------   --------   --------   --------   --------
Service cost...........................  $  5,263   $  6,086   $  5,969    $  404     $  371     $  331
Interest cost..........................    11,926     10,786     10,248       918        690        693
Expected return on plan assets.........   (23,039)   (21,613)   (19,891)       --         --         --
Recognized net actuarial (gain) loss...    (1,109)      (263)      (328)       --        (19)       (13)
Amortization of prior service cost.....       660        363        269        --         --         --
Amortization of transition
  obligation...........................        10         96          9        --         --         --
                                         --------   --------   --------    ------     ------     ------
                                         $ (6,289)  $ (4,545)  $ (3,724)   $1,322     $1,042     $1,011
                                         ========   ========   ========    ======     ======     ======

    The rate of compensation increase used for 2000 is assumed to be 2 percent through 2003 and 4 percent thereafter. For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of 6.50% to 5.00% was assumed over six years.

    Assumed health care cost trend rates have a significant impact on the amounts reported for other benefits. A one percentage point change in the assumed health care cost trend rates would have the following effects (in thousands):

                                                                               1 PERCENTAGE
                                                               1 PERCENTAGE       POINT
                                                              POINT INCREASE     DECREASE
                                                              --------------   ------------
Effect on total service cost and interest cost components...      $  219          $  177
Effect on post-retirement benefit obligation................       1,849           1,523

    In addition, the Pilots and Flight Attendants of Aloha are each covered under separate defined contribution plans. Contributions and costs ranged from 6% to 10.25% of covered gross pay in 2000, 1999 and 1998 as follows (in thousands):

                                                                2000       1999       1998
                                                              --------   --------   --------
Pilots......................................................   $1,305     $1,136     $1,113
Flight attendants...........................................      832        787        735

    BONUS PLANS

    The Company provides an executive management incentive plan for Aloha's senior executives and a profit sharing bonus plan for all of Aloha's non-represented employees and employees represented by the International Association of Machinists and Aerospace Workers and the Transport Workers Union. Awards under the plans are granted if Aloha's pretax operating earnings, excluding non-recurring earnings or losses exceed a predetermined amount. The awards are a percentage of the participant's annual salary or earnings and vary with the level of pretax operating earnings, excluding non-recurring earnings or losses of Aloha. The percentages used for the executive management incentive plan are also dependent upon the performance of each participant and in no event will the award exceed 50%

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6. BENEFIT PLANS (CONTINUED)
of the participant's base salary. Under the profit sharing bonus plan the award will not exceed 11% of the participant's annual earnings. No bonuses were paid under these plans for 2000, 1999 and 1998.

    The plans described above may be amended by the Board of Directors of the Company.

    In 1998, Aloha established a profit sharing bonus plan for its employees represented by the Air Line Pilots Association under terms of a collective bargaining agreement. Awards under this plan are granted if Aloha's net income, excluding unusual items, exceeds $1,000,000. The total profit sharing percentage of net income range from 3% to 5.5% based on the net income level. Each eligible pilot's portion would be based on that Pilot's pro rata share of total eligible pilots' W-2 earnings during the period. Bonuses related to this plan for 1998 totaled $177,000. No bonuses were earned in 2000 and 1999.

7. STOCK OPTIONS

    The Company has a stock option plan, which reserves shares of Class A Common Stock for issuance to executives of the Company. The total number of shares authorized for grants are 483,680. The options are exercisable at dates determined at the date of grant and expire in 2002. Option exercise prices range from $2.90 to $12.00. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Compensation cost, if any, has been recognized for the stock option plan under APB Opinion No. 25. There was no cost recognized for the options issued as the option exercise price approximated the fair value of the common stock at the date of issue. The effect on net income (loss) for options for 170,000 common shares granted since the effective date of SFAS
No. 123 using the fair value method was not significant.

    A summary of the options issued under the Plan as of and for the years ending December 31, 2000, 1999 and 1998 are as follows:

                                               TOTAL OPTIONS   AVERAGE EXERCISE PRICE
                                               -------------   ----------------------
Outstanding at January 1, 1998...............     473,000               $4.44
  Lapsed.....................................     (40,000)              $4.09
                                                  -------               -----
Outstanding at December 31, 1998.............     433,000               $4.47
  Lapsed.....................................          --                  --
                                                  -------               -----
Outstanding at December 31, 1999.............     433,000               $4.47
  Lapsed.....................................     (30,000)              $4.47
                                                  -------               -----
Outstanding at December 31, 2000.............     403,000               $4.47
                                                  =======               =====
Exercisable at December 31, 2000.............     403,000               $4.47
Exercisable at December 31, 1999.............     393,000               $4.63
Exercisable at December 31, 1998.............     338,000               $4.85

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

7. STOCK OPTIONS (CONTINUED)
    As of December 31, 2000, the number of options outstanding and exercisable by exercise price are as follows:

Exercise prices of $2.90 per share...........   160,000
Exercise prices of $4.48 per share...........    30,000
Exercise prices of $4.49 per share...........   180,000
Exercise prices of $12.00 per share..........    33,000
                                                -------
                                                403,000
                                                =======

8. LEASED ASSETS AND LEASE COMMITMENTS

    The Company leases certain of its aircraft, ground facilities and equipment under non-cancelable leases of various terms. Substantially all leases require that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property.

    Property and equipment includes the following amounts on capital lease as follows (in thousands):

                                                                2000       1999
                                                              --------   --------
Flight equipment............................................   $7,297     $   --
Ground property and equipment...............................    1,212      1,100
                                                               ------     ------
                                                                8,509      1,100
Less accumulated depreciation...............................     (383)        --
                                                               ------     ------
                                                               $8,126     $1,100
                                                               ======     ======

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8. LEASED ASSETS AND LEASE COMMITMENTS (CONTINUED)
    Following is a schedule of future rental commitments under the capital lease, together with the present value of the net rental commitment as of December 31, 2000 (in thousands):

2001........................................................  $ 1,733

2002........................................................    1,733

2003........................................................    1,733

2004........................................................    1,710

2005........................................................    1,423

Thereafter..................................................    5,692
                                                              -------

Total rental commitment.....................................   14,024

Less amount representing interest at rates ranging from
  8.76% to 15%..............................................    5,992
                                                              -------

Present value of net lease payments.........................    8,032

Current portion.............................................      461
                                                              -------

                                                              $ 7,571
                                                              =======

    At December 31, 2000, the future minimum rental commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were approximately (in thousands):

2001........................................................  $ 36,109

2002........................................................    30,157

2003........................................................    26,544

2004........................................................    19,739

2005........................................................    15,550

Later years.................................................    37,602
                                                              --------

  Total                                                       $165,701
                                                              ========

    Rent expense for all operating leases amounted to approximately $46,450,000, $40,945,000 and $36,193,000 in 2000, 1999 and 1998, respectively.

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9. OTHER OPERATING EXPENSES

    Other operating expenses on the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):

                                                             2000       1999       1998
                                                           --------   --------   --------
Services purchased.......................................  $20,742    $15,571    $16,470
Advertising and promotion................................    9,593      7,978      7,153
Supplies.................................................    8,922      5,291      4,836
Insurance................................................    2,741      2,731      3,359
Communications...........................................    1,978      1,546      1,392
Miscellaneous............................................    6,760      5,304      5,058
                                                           -------    -------    -------
                                                           $50,736    $38,421    $38,268
                                                           =======    =======    =======

10. EXCISE TAX

    The State of Hawaii, Department of Taxation ("State"), issued proposed notices of assessments to certain of the Company's lessors for general excise tax on lease rents paid by the Company to the lessor. The Company is liable for certain of these assessments under indemnification clauses included in the lease agreements. In March 2000, the Company and the State reached a settlement on the amount of general excise tax owed. The Company agreed to pay the State a total of $2,000,000 in twenty six quarterly installments of $75,000 and a final payment of $50,000 plus interest at 8% per annum with the first payment due March 31, 2000. The Company recognized the $2,000,000 settlement cost for the year ended December 31, 1999. The balance payable amounted to $1,700,000 at December 31, 2000 with the $300,000 current portion included in other accrued liabilities and the $1,400,000 noncurrent portion included in other noncurrent liabilities. Additionally, the Company agreed to pay the State 10% of annual net income in excess of $5,000,000 in each of the years ending December 31, 2000 through 2006 provided that the amount of the annual payment shall not exceed $500,000.

11. LEGAL MATTERS

    There are various claims and lawsuits pending against the Company involving complaints that are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results, financial position and cash flows of the Company.

    During 2000, an agency of the State of Hawaii ordered IslandAir to pay $1,400,000 as a result of an employment related complaint. Aloha has appealed the agency's order. While the ultimate outcome of this litigation cannot be ascertained at this time, based on current knowledge of the applicable law and facts, the Company believes that it will ultimately prevail in this litigation. Accordingly, the Company has not recognized any provision for this loss contingency.

12. INCOME (LOSS) PER COMMON SHARE

    The following is a reconciliation of income (loss) before the cumulative effect of change in accounting principle attributed to common shareholders and the weighted average common shares

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12. INCOME (LOSS) PER COMMON SHARE (CONTINUED) outstanding for the purposes of calculating basic and diluted income (loss) per common share (in thousands, except share and per share data):

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
Basic income (loss) per common share:
Income (loss) before cumulative effect of change in
  accounting principle......................................  $  (5,815)  $  (1,447)  $   4,492
Preferred stock dividends...................................     (1,021)       (862)       (862)
                                                              ---------   ---------   ---------
Income (loss) before cumulative effect of change in
  accounting principle for purposes of computing basic
  income (loss) per common share............................     (6,836)     (2,309)      3,630
Weighted average common shares outstanding..................  5,702,064   4,944,440   4,944,440
                                                              ---------   ---------   ---------
Basic income (loss) per common share before cumulative
  effect of change in accounting principle..................  $   (1.20)  $    (.47)  $     .73
                                                              =========   =========   =========
Diluted income (loss) per common share:
Income (loss) before cumulative effect of change in
  accounting principle......................................  $  (5,815)  $  (1,447)  $   4,492
Preferred stock dividends...................................     (1,021)       (862)         --
                                                              ---------   ---------   ---------
Income (loss) before cumulative effect of change in
  accounting principle for purposes of computing diluted
  income (loss) per common share............................     (6,836)     (2,309)      4,492
                                                              ---------   ---------   ---------
Weighted average common shares outstanding..................  5,702,064   4,944,440   4,944,440
Weighted average assumed conversion of convertible preferred
  stock.....................................................         --          --   1,709,444
Dilutive stock options......................................         --          --     217,943
                                                              ---------   ---------   ---------
Weighted average common shares outstanding for purposes of
  computing diluted net income (loss) per common share......  5,702,064   4,944,440   6,871,827
                                                              ---------   ---------   ---------
Diluted income (loss) per common share before cumulative
  effect of change in accounting principle..................  $   (1.20)  $    (.47)  $     .65
                                                              =========   =========   =========

    Preferred stock excluded from the calculation of diluted net income (loss) per common share, because they were antidilutive, represented 1,405,791 and 1,709,444 shares for the years ended December 31, 2000 and 1999, respectively. Stock options excluded from the calculation of diluted net income (loss) per common share, because it was antidilutive, represented 202,843 and 217,943 shares for the years ended December 31, 2000 and 1999, respectively.

13. RECENT EVENTS

    MERGER

    Effective December 19, 2001, the Company and Hawaiian Airlines, Inc., along with TurnWorks, Inc. entered into an agreement to merge. Under the terms of the agreement, shareholders of the Company would receive approximately 28 percent of the common shares of the combined

                              ALOHA AIRGROUP, INC.

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

13. RECENT EVENTS (CONTINUED)
company. The merger agreement is subject to, among other conditions, approval by the shareholders of Hawaiian Airlines, Inc. and the Company, and regulatory approvals.

    U.S. ATTACKS

    On September 11, 2001, the United States was attacked using hijacked jets of two other U.S. airlines. Because of the negative impact these attacks had on the airline industry, on September 22, 2001, the U.S. Government passed the Air Transportation Safety and System Stabilization Act to provide cash compensation and guaranteed loans to U.S. airlines. The purpose of the Act was to compensate the airlines for direct and incremental losses for the period September 11 through December 31, 2001 as a result of the attacks. The Company expects to receive a total of $10 million of cash compensation.

    DEBT COVENANT VIOLATIONS

    As of September 30, 2001, the Company has violated certain financial covenants of its primary credit facilities (see note 3) and it is uncertain if its lenders will waive the violations or modify the debt agreements. It is anticipated that the merged enterprise will refinance the existing debt. However, there is no assurance that the merger will be consummated or that such refinancing can be achieved. At December 31, 2000, the outstanding debt under the primary credit facility amounted to $27,800,000 and was reflected in the non-current category. At September 30, 2001, such debt is reflected as current.

                              ALOHA AIRGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
            SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 (IN THOUSANDS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
CURRENT ASSETS:
  Cash......................................................    $ 23,288        $  7,980
  Trade accounts receivables, net...........................      26,792          29,223
  Refundable income taxes...................................       4,577           2,886
  Expendable parts and supplies.............................      12,184          10,222
  Prepaid expenses and other current assets.................       1,935           1,663
  Deferred income taxes.....................................       8,276           8,095
                                                                --------        --------
      Total current assets..................................      77,052          60,069

Property and equipment, net.................................      72,007          81,422
Prepaid pension cost........................................      39,309          36,782
Other assets................................................       9,065           6,330
                                                                --------        --------
      Total assets..........................................    $197,433        $184,603
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................    $ 20,008        $ 18,617
  Accrued salaries, wages and vacation allowances...........       9,385           8,613
  Unearned transportation revenue...........................      51,999          47,215
  Accrued interest..........................................         207             360
  Note payable to bank......................................      29,100              --
  Current installments of long-term debt....................         165             821
  Current obligations under capital leases..................         938             461
  Other accrued liabilities.................................      10,710           9,094
                                                                --------        --------
      Total current liabilities.............................     122,512          85,181

Long-term debt, excluding current installments..............       1,425          21,571
Obligations under capital leases............................       9,840           7,800
Note payable to bank........................................          --           7,571
Deferred income taxes.......................................      12,739          12,070
Post-retirement benefits....................................      13,722          13,053
Other noncurrent liabilities................................       8,517           8,083
Mandatorily redeemable Series B preferred stock.............       9,339           8,280
Mandatorily redeemable Series C preferred stock.............      15,591          10,312

STOCKHOLDERS' EQUITY:
  Class A common stock......................................       4,443           4,443
  Class B common stock......................................       2,927           2,927
  Additional paid-in capital................................      14,755          15,605
  Unearned stock compensation...............................        (473)             --
  Retained earnings (deficit)...............................     (17,904)        (12,293)
                                                                --------        --------
      Total stockholders' equity............................       3,748          10,682
                                                                --------        --------
      Total liabilities and stockholders' equity............    $197,433        $184,603
                                                                ========        ========

   The accompanying notes are an integral part of the consolidated financial statemnets.

                              ALOHA AIRGROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 (IN THOUSANDS, EXCEPT SHARE DATA)

DESCRIPTION                                                      2001         2000
-----------                                                   ----------   ----------
                                                                    (UNAUDITED)
OPERATING REVENUE:
  Passenger.................................................  $  215,408   $  196,001
  Freight...................................................      29,434       25,225
  Contract services.........................................      11,037       10,667
  Incidental revenue........................................       5,903        4,183
                                                              ----------   ----------
    Total operating revenue.................................     261,782      236,076
                                                              ----------   ----------
OPERATING EXPENSES:
  Employee wages and benefits...............................     104,031       94,788
  Aviation fuel.............................................      37,144       34,393
  Rentals and landing fees..................................      44,862       39,594
  Maintenance and overhaul..................................      25,374       19,542
  Depreciation and amortization.............................       8,271        7,019
  Commissions...............................................       4,763        3,677
  Federal relief under Stabilization Act....................      (5,047)          --
  Other.....................................................      47,548       38,781
                                                              ----------   ----------
    Total operating expense.................................     266,946      237,794
                                                              ----------   ----------
    Operating income (loss).................................      (5,164)      (1,718)
                                                              ----------   ----------
OTHER INCOME (EXPENSES):
  Interest expense..........................................      (2,893)      (3,160)
  Interest income...........................................         149          190
  Foreign currency exchange gains (losses)..................          --            1
  Sundry, net...............................................        (864)           7
                                                              ----------   ----------
    Other expenses, net.....................................      (3,608)      (2,962)
                                                              ----------   ----------
    Income (loss) before income taxes.......................      (8,772)      (4,680)
Provision (credit) for income taxes.........................      (3,161)      (1,896)
                                                              ----------   ----------
    Income (loss) before cumulative effect of change in
     accounting principle...................................      (5,611)      (2,784)
Cumulative effect of change in accounting principle, net of
  income taxes..............................................          --         (856)
    Net income (loss).......................................      (5,611)      (3,640)
Preferred stock dividends...................................      (1,338)        (677)
                                                              ----------   ----------
    Net income (loss) attributed to common shareholders.....  $   (6,949)  $   (4,317)
                                                              ==========   ==========
Net Income (Loss) Per Common Share:
  Basic--
  Income (loss) before cumulative effect of change in
    accounting principle....................................  $     (.94)  $     (.67)
  Cumulative effect of change in accounting principle, net
    of income taxes.........................................          --         (.17)
                                                              ----------   ----------
    Net income (loss).......................................  $     (.94)  $     (.84)
                                                              ==========   ==========
  Diluted--
    Income (loss) before cumulative effect of change in
     accounting principle...................................  $     (.94)  $     (.67)
    Cumulative effect of change in accounting principle, net
     of income taxes........................................          --         (.17)
                                                              ----------   ----------
      Net income (loss).....................................  $     (.94)  $     (.84)
                                                              ==========   ==========
Weighted Average Number of Share
  Outstanding:
    Basic...................................................   7,370,166    5,139,206
                                                              ==========   ==========
    Diluted.................................................   7,370,166    5,139,206
                                                              ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (5,611)  $ (3,640)
  Adjustments to reconcile net loss to cash provided by
    operations:
    Depreciation and amortization...........................     8,271      7,019
    Change in working capital...............................     6,916     15,647
    Other...................................................      (172)        --
    Loss on disposition of equipment........................       871         --
    Increase in prepaid pension cost and post-retirement
      benefit obligation....................................    (2,527)    (4,467)
    Deferred income taxes...................................       488        501
    Amortization of prepaid maintenance and airworthiness
      provisions............................................    10,333      8,601
                                                              --------   --------
        Net cash provided by operating activities...........    18,569     23,661
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (3,720)    (9,334)
  Proceeds from sale of equipment...........................       420         --
  Proceeds from sale of investment..........................       187         --
  Prepaid maintenance and airworthiness charges.............    (3,112)   (13,394)
  Increase in other assets..................................      (724)    (1,250)
                                                              --------   --------
      Net cash used in investing activities.................    (6,949)   (23,978)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line-of-credit agreement.................    27,910     18,500
  Repayments under line-of-credit agreement.................   (26,610)   (38,500)
  Proceeds from borrowings..................................        --     20,000
  Repayments of long-term debt and capital lease
    obligations.............................................    (1,365)    (2,013)
  Proceeds from issuance of capital stock...................     5,000     10,000
  Decrease in other assets and noncurrent liabilities.......    (1,247)    (1,665)
                                                              --------   --------
      Net cash provided by financing activities.............     3,688      6,322
                                                              --------   --------
Net increase in cash........................................    15,308      6,005
Cash at beginning of period.................................     7,980      2,293
                                                              --------   --------
Cash at end of period.......................................  $ 23,288   $  8,298
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ALOHA AIRGROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1. BASIS OF PRESENTATION

    The accompanying unaudited financial statements of Aloha Airgroup, Inc. include the accounts of the Company and its wholly-owned subsidiaries, Aloha Airlines, Inc. (Aloha) and Aloha IslandAir, Inc. (IslandAir). Aloha and IslandAir are primarily engaged in providing air transportation services within the State of Hawaii. In addition, Aloha also serves certain other Pacific Island destinations and provides long-haul service to the U.S. Mainland.

    These statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2000, included herein. These statements include all adjustments (which include only normal recurring adjustments) that are, in the opinion of management, necessary for a fair statement of the results for the interim periods.

2. FREQUENT FLYER PROGRAM

    The Company operates a frequent flyer program and records an estimated liability for the incremental cost associated with providing travel awards. The Company also sells mileage credits to participating partners such as hotels, car rental agencies and credit card companies. Effective January 1, 2000, the Company changed its method used to account for the sale of these mileage credits. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company defers the sales proceeds from the sale of the credits and recognizes the revenue over the estimated period that the award travel is provided. Previously, the resulting revenue was recorded in the period in which the credits were sold.

    The impact of the change in accounting, as of January 1, 2000, amounted to $856,000, net of income taxes of $570,000 and is reflected as a cumulative effect of change in accounting principle in the accompanying statements of operations. The impact of the change for the nine months ended September 30, 2000 was to increase the net loss by $269,000 ($0.05 per share), net of income taxes of $179,000. It was not practical to determine the impact of the change for 1999.

3. STOCK TRANSACTIONS

    In 2001, the Company granted options to purchase 80,000 shares of the Class A Common Stock to one employee. The exercise price was $2.90 per share. The Company estimated the intrinsic value of the options at that date at $488,000. The related compensation cost is being recognized over the vesting period of four years. The compensation cost for the nine months ended September 30, 2001 amounted to $15,000.

    In 2001, the Company issued 5,000 additional shares of Series C preferred stock for proceeds of $5,000,000.

4. U.S. GOVERNMENT COMPENSATION

    On September 11, 2001, the United States was attacked using hijacked jets of two other U.S. airlines. Because of the negative impact these attacks had on the airline industry, on September 22, 2001, the U.S. Government passed the Air Transportation Safety and System Stabilization Act to provide cash compensation and guaranteed loans to U.S. airlines. The purpose of the Act was to compensate the airlines for direct and incremental losses for the period September 11 through

                              ALOHA AIRGROUP, INC.

                 NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

4. U.S. GOVERNMENT COMPENSATION (CONTINUED)
December 31, 2001 as a result of the attacks. The Company expects to receive a total of $10 million of cash compensation.

    In accordance with Emerging Issues Task Force Issue No. 01-10, the compensation is being recognized as the losses are incurred. For the period September 11 through September 30, 2001, the Company estimated its attack-related losses to be $5,047,000 and has recognized such amount as a reduction of operating expenses.

5. LEGAL MATTERS

    There are various claims and lawsuits pending against the Company involving complaints that are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results, or financial position of the Company.

    During 2000, an agency of the State of Hawaii ordered IslandAir to pay $1,400,000 as a result of an employment related complaint. Aloha has appealed the agency's order and is vigorously contesting the matter. While the ultimate outcome of this litigation cannot be ascertained at this time, based on current knowledge of the applicable law and facts, the Company believes that it will ultimately prevail in this litigation. Accordingly, the Company has not recognized any provision for this loss contingency.

6. RECENT EVENTS

    MERGER

    Effective December 19, 2001, the Company and Hawaiian Airlines, Inc., along with TurnWorks, Inc. entered into an agreement to merge. Under the terms of the agreement, shareholders of the Company would receive approximately 28 percent of the common shares of the combined company. The merger agreement is subject to approval by the shareholders of Hawaiian Airlines, Inc. and the Company, and regulatory approvals.

    DEBT COVENANT VIOLATIONS

    As of September 30, 2001, the Company has violated certain financial covenants of its primary credit facilities and it is uncertain if its lenders will waive the violations or modify the debt agreements. It is anticipated that the merged enterprise will refinance the existing debt. However, there is no assurance that the merger will be consummated or that such refinancing can be achieved. The applicable debt has been classified as current at September 30, 2001.

7. INCOME (LOSS) PER COMMON SHARE

    The following is a reconciliation of income (loss) before cumulative effect of change in accounting principle attributed to common shareholders and the weighted average common shares outstanding for the purposes of calculating basic and diluted income (loss) per common share before cumulative effect

                              ALOHA AIRGROUP, INC.

                 NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

7. INCOME (LOSS) PER COMMON SHARE (CONTINUED) of change in accounting principle for the nine months ended September 30, 2001 and 2000 (in thousands, except share and per share data):

                                                                 2001         2000
                                                              ----------   ----------
Basic income (loss) per common share:

  Income (loss) before cumulative effect of change in
    accounting principle....................................  $   (5,611)  $   (2,784)

  Preferred stock dividends.................................      (1,338)        (677)
                                                              ----------   ----------

    Income (loss) before cumulative effect of change in
      accounting principle for purposes of computing basic
      income (loss) per common share........................      (6,949)      (3,461)

  Weighted average common shares outstanding................   7,370,166    5,139,206
                                                              ----------   ----------

    Basic income (loss) per common share before cumulative
      effect of change in accounting principle..............  $     (.94)  $     (.67)
                                                              ==========   ==========

Diluted income (loss) per common share:

  Income (loss) before cumulative effect of change in
    accounting principle....................................  $   (5,611)  $   (2,784)

  Preferred stock dividends.................................      (1,338)        (677)
                                                              ----------   ----------

    Income (loss) before cumulative effect of change in
      accounting principle for purposes of computing diluted
      income (loss) per common share........................      (6,949)      (3,461)
                                                              ----------   ----------

Weighted average common shares outstanding..................   7,370,166    5,139,206

Weighted average assumed conversion of convertible preferred
  stock.....................................................          --           --

Dilutive stock options......................................          --           --
                                                              ----------   ----------

      Weighted average common shares outstanding for
        purposes of computing diluted net income (loss) per
        common share........................................   7,370,166    5,139,206
                                                              ----------   ----------

      Diluted income (loss) per common share before
        cumulative effect of change in accounting
        principle...........................................  $     (.94)  $     (.67)
                                                              ==========   ==========

                              ALOHA AIRGROUP, INC.

                 NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

7. INCOME (LOSS) PER COMMON SHARE (CONTINUED)
    Preferred stock excluded from the calculation of diluted net income (loss) per common share, because they were antidilutive, represented 737,222 and 1,631,383 shares for the nine months ended September 30, 2001 and 2000, respectively. Stock options excluded from the calculation of diluted net income
(loss) per common share, because they were antidilutive, represented 210,234 and 217,943 shares for the nine months ended September 30, 2001 and 2000, respectively.

8.  RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141 and No. 142, "Business Combinations" and "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 replaces APB 16 and provides guidance on the accounting for business combinations including elimination of pooling-of-interests accounting, the accounting recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting method for goodwill from an amortization method to an impairment only approach. SFAS No. 141 and SFAS No. 142 are effective for all business combinations completed after June 30, 2001. These standards will impact the accounting for the proposed merger with Hawaiian Airlines, Inc.

    In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for the Company as of January 1, 2003.

    In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." SFAS No. 144 applies to all long-lived assets (including discontinued operations). SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and
(2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the Company as of January 1, 2002.

                                                                      APPENDIX I

                            AGREEMENT AND PLAN OF MERGER
                                  By and Among
                             ALOHA AIRGROUP, INC.,
                            HAWAIIAN AIRLINES, INC.,
                        TURNWORKS ACQUISITION III, INC.
                                      and
                                TURNWORKS, INC.
                         Dated as of December 19, 2001

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                              --------
                                      ARTICLE I

                  THE MERGERS; DIRECTORS AND OFFICERS OF THE COMPANY
Section 1.01.   The Mergers.................................................     I-3
Section 1.02.   Effective Time of the Mergers; Closing......................     I-4
Section 1.03.   Organizational Documents....................................     I-4
Section 1.04.   Directors and Officers......................................     I-5

                                      ARTICLE II

                CONVERSION OF SECURITIES; ISSUANCE OF NEW SECURITIES;
                         EXCHANGE OF CERTIFICATES; DROP-DOWN

Section 2.01.   Conversion of Securities; Issuance of New Securities........     I-7
Section 2.02.   Issuance of Special Preferred Stock.........................     I-8
Section 2.03.   Exchange of Certificates....................................     I-9
Section 2.04.   Stock Transfer Books........................................    I-11
Section 2.05.   Stock Options; Pilots' Shares...............................    I-12
Section 2.06.   Dissenting Shares...........................................    I-13
Section 2.07.   Limitation on Closing and Post-Closing Payments from Assets     I-13
                of A........................................................
Section 2.08.   Drop-Down...................................................    I-13
Section 2.09.   Employee Fund...............................................    I-13
Section 2.10.   Issuance of Shares to TW....................................    I-13

                                     ARTICLE III

                         REPRESENTATIONS AND WARRANTIES OF B

Section 3.01.   Organization and Qualification..............................    I-14
Section 3.02.   Articles of Incorporation and Bylaws........................    I-15
Section 3.03.   Capitalization..............................................    I-15
Section 3.04.   Authority Relative to this Agreement and the Ancillary          I-16
                Agreements..................................................
Section 3.05.   No Conflict; Required Filings and Consents..................    I-16
Section 3.06.   Permits; Compliance.........................................    I-17
Section 3.07.   SEC Filings; Financial Statements...........................    I-17
Section 3.08.   Absence of Certain Changes or Events........................    I-17
Section 3.09.   Absence of Litigation.......................................    I-18
Section 3.10.   Employee Benefit Plans; Labor Matters.......................    I-18
Section 3.11.   Taxes.......................................................    I-20
Section 3.12.   Environmental Matters.......................................    I-21
Section 3.13.   Insurance...................................................    I-21
Section 3.14.   Board Approval..............................................    I-21
Section 3.15.   Vote Required...............................................    I-22
Section 3.16.   Certain Agreements..........................................    I-22
Section 3.17.   Registration Statement and Proxy Statement..................    I-22
Section 3.18.   Intellectual Property.......................................    I-22
Section 3.19.   Assets......................................................    I-23
Section 3.20.   Aircraft; Maintenance.......................................    I-23
Section 3.21.   Routes......................................................    I-24
Section 3.22.   Opinion of Financial Advisor................................    I-24

                                                                                PAGE
                                                                              --------
Section 3.23.   Brokers; Expenses...........................................    I-24
Section 3.24.   Takeover Statutes...........................................    I-24

                                      ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES OF A

Section 4.01.   Organization and Qualification; Subsidiaries................    I-24
Section 4.02.   Articles of Incorporation and Bylaws........................    I-25
Section 4.03.   Capitalization..............................................    I-25
Section 4.04.   Authority Relative to this Agreement and the Ancillary          I-26
                Agreements..................................................
Section 4.05.   No Conflict; Required Filings and Consents..................    I-26
Section 4.06.   Permits; Compliance.........................................    I-27
Section 4.07.   Financial Statements........................................    I-27
Section 4.08.   Absence of Certain Changes or Events........................    I-28
Section 4.09.   Absence of Litigation.......................................    I-28
Section 4.10.   Employee Benefit Plans; Labor Matters.......................    I-28
Section 4.11.   Taxes.......................................................    I-30
Section 4.12.   Environmental Matters.......................................    I-30
Section 4.13.   Insurance...................................................    I-31
Section 4.14.   Board Approval..............................................    I-31
Section 4.15.   Vote Required...............................................    I-31
Section 4.16.   Certain Agreements..........................................    I-31
Section 4.17.   Registration Statement and Proxy Statement..................    I-32
Section 4.18.   Intellectual Property.......................................    I-32
Section 4.19.   Assets......................................................    I-32
Section 4.20.   Aircraft; Maintenance.......................................    I-32
Section 4.21.   Routes......................................................    I-33
Section 4.22.   Brokers; Expenses...........................................    I-33
Section 4.23.   Takeover Statutes...........................................    I-33

                                      ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF TW AND THE COMPANY

Section 5.01.   Organization and Qualification; Operations..................    I-33
Section 5.02.   Organizational Documents....................................    I-34
Section 5.03.   Capitalization..............................................    I-34
Section 5.04.   Authority Relative to this Agreement and the Ancillary          I-34
                Agreements..................................................
Section 5.05.   No Conflict; Required Filing and Consent....................    I-35
Section 5.06.   Absence of Litigation.......................................    I-36
Section 5.07.   Registration Statement and Proxy Statement..................    I-36
Section 5.08.   Brokers.....................................................    I-36
Section 5.09.   Taxes.......................................................    I-37
Section 5.10.   No Operations or Liabilities................................    I-37

                                      ARTICLE VI

                       CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.01.   Conduct of Business by B Pending the B Merger...............    I-37
Section 6.02.   Conduct of Business by A Pending the A Merger...............    I-39
Section 6.03.   Conduct of Business by the Company, Newco A Sub and Newco B     I-41
                Sub Pending the Mergers.....................................

                                                                                PAGE
                                                                              --------
                                     ARTICLE VII

                                ADDITIONAL AGREEMENTS

Section 7.01.   Registration Statement; Trust Indenture Act Qualification...    I-41
Section 7.02.   Stockholders' Meetings......................................    I-43
Section 7.03.   Access to Information; Confidentiality......................    I-44
Section 7.04.   No Solicitation.............................................    I-44
Section 7.05.   Affiliate Letters...........................................    I-46
Section 7.06.   Further Action; Consents; Filings...........................    I-46
Section 7.07.   Notification Requirements...................................    I-47
Section 7.08.   Plan of Reorganization......................................    I-47
Section 7.09.   Public Announcements........................................    I-48
Section 7.10.   Control of Other Party's Business...........................    I-48
Section 7.11.   Directors' and Officers' Indemnification....................    I-48
Section 7.12.   Conveyance Taxes............................................    I-48
Section 7.13.   Listing Application.........................................    I-49
Section 7.14.   Takeover Statute............................................    I-49
Section 7.15.   Post-Effective Time Option Payments.........................    I-49
Section 7.16.   Company Stock Incentive Plan................................    I-49
Section 7.17.   Union Agreements............................................    I-49
Section 7.18.   Non-Employee Director Compensation..........................    I-50
Section 7.19.   Director Flight Benefits....................................    I-50

                                     ARTICLE VIII

                              CONDITIONS TO THE MERGERS

Section 8.01.   Conditions to the Obligations of Each Party.................    I-50
Section 8.02.   Conditions to the Obligations of B..........................    I-52
Section 8.03.   Conditions to the Obligations of A..........................    I-53
Section 8.04.   Conditions to the Obligations of the Company................    I-54

                                      ARTICLE IX

                          TERMINATION, AMENDMENT AND WAIVER

Section 9.01.   Termination.................................................    I-54
Section 9.02.   Effect of Termination.......................................    I-57
Section 9.03.   Amendment...................................................    I-57
Section 9.04.   Waiver......................................................    I-57
Section 9.05.   Expenses....................................................    I-57

                                      ARTICLE X

                                  GENERAL PROVISIONS

Section 10.01.  Non-Survival of Representations, Warranties and                 I-59
                Agreements..................................................
Section 10.02.  Notices.....................................................    I-59
Section 10.03.  Certain Definitions.........................................    I-61
Section 10.04.  Assignment; Binding Effect; Benefit.........................    I-61
Section 10.05.  Incorporation of Exhibits...................................    I-61
Section 10.06.  Specific Performance........................................    I-61
Section 10.07.  Governing Law; Jurisdiction; Waiver of Jury Trial...........    I-62
Section 10.08.  Headings....................................................    I-62

                                                                                PAGE
                                                                              --------
Section 10.09.  Counterparts................................................    I-62
Section 10.10.  Entire Agreement............................................    I-62
Section 10.11.  Mutual Drafting.............................................    I-62

                                          EXHIBITS
Exhibit A     --      Form of Stockholders Agreement..............................    A-1
Exhibit B     --      Form of Registration Rights Agreement.......................    B-1
Exhibit C     --      Form of Certificate of Incorporation of the Company.........    C-1
Exhibit D     --      Form of Bylaws of the Company...............................    D-1
Exhibit E     --      Terms of Notes due 2008 of the Company......................    E-1
Exhibit F     --      Form of Certificate of the Company (relating to tax             F-1
                      opinion)....................................................
Exhibit G     --      Form of Certificate of B (relating to tax opinion)..........    G-1
Exhibit H     --      Form of Certificate of A (relating to tax opinion)..........    H-1
Exhibit I     --      Form of Certificate of Limited Liability for Newco A LLC and    I-1
                      Newco B LLC.................................................
Exhibit J     --      Form of Rule 145 Affiliate Letter...........................    J-1
Exhibit K     --      Form of Non-Competition Agreement...........................    K-1
Exhibit L     --      Form of Company Stock Incentive Plan........................    L-1

                           GLOSSARY OF DEFINED TERMS

                                                              LOCATION OF
DEFINITION                                                    DEFINED TERM
----------                                                    ------------
A...........................................................    Preamble
                                                                 Section
A Benefit Plans.............................................     4.10(a)
                                                                 Section
A Class A Common Stock......................................     2.01(a)
                                                                 Section
A Class B Common Stock......................................     2.01(b)
                                                                 Section
A Common Stock..............................................     2.01(b)
A LLC Merger................................................    Recitals
A Disclosure Schedule.......................................     Art. IV
                                                                 Section
A Dissenting Shares.........................................     2.06(a)
                                                                 Section
A Exchange Ratio............................................     2.01(b)
                                                                 Section
A Financial Statements......................................     4.07(a)
                                                                 Section
A Intellectual Property.....................................     4.18(a)
                                                                 Section
A Material Adverse Effect...................................     4.01(a)
A Material Contracts........................................  Section 4.16
A Merger....................................................    Recitals
                                                                 Section
A Option....................................................     2.05(a)
                                                                 Section
A Pension Trust.............................................     2.01(a)
                                                                 Section
A Permits...................................................     4.01(b)
A Principal Holders.........................................    Recitals
A Principal Holders Voting Agreement........................    Recitals
A Series A Preferred Stock..................................  Section 4.03
                                                                 Section
A Series B Preferred Stock..................................     2.01(a)
                                                                 Section
A Series C Preferred Stock..................................     2.01(a)
                                                                 Section
A Shares....................................................     2.01(b)
                                                                 Section
A Stock Option Plan.........................................     2.05(a)
                                                                 Section
A Stockholders' Meeting.....................................     7.01(a)
A Corporation Merger........................................    Recitals
                                                                 Section
A Surviving Entity..........................................     1.01(a)
A Voting Trust..............................................    Recitals
                                                                 Section
Advanced Amounts............................................     9.05(d)
Advisory Agreements.........................................    Recitals
                                                                 Section
affiliate...................................................    10.03(a)
                                                                 Section
Affiliate...................................................     7.05(a)
Agreement...................................................    Preamble
                                                                 Section
AMEX........................................................     3.05(b)
                                                                 Section
ancillary agreements........................................    10.03(b)
                                                                 Section
Articles of Merger..........................................     1.02(a)
B...........................................................    Preamble
                                                                 Section
B 1994 Option Plan..........................................     2.05(b)
                                                                 Section
B 1996 Option Plans.........................................     2.05(b)
                                                                 Section
B Benefit Plans.............................................     3.10(a)
                                                                 Section
B Common Stock..............................................     2.01(c)
B Disclosure Schedule.......................................    Art. III
                                                                 Section
B Dissenting Shares.........................................     2.06(a)
                                                                 Section
B Intellectual Property.....................................     3.18(a)
                                                              Section 3.01
B Material Adverse Effect...................................         (a)
B Material Contracts........................................  Section 3.16
B LLC Merger................................................    Recitals

                                                              LOCATION OF
DEFINITION                                                    DEFINED TERM
----------                                                    ------------
B Merger....................................................    Recitals
                                                                 Section
B Option....................................................     2.05(b)
                                                                 Section
B Option Plans..............................................     2.05(b)
B Parent Merger.............................................    Recitals
                                                                 Section
B Permits...................................................     3.01(b)
B Rights Agreement..........................................  Section 3.14
                                                                 Section
B SEC Reports...............................................     3.07(a)
B Series A Preferred Stock..................................  Section 3.03
                                                                 Section
B Series B Special Preferred Stock..........................     2.01(c)
                                                                 Section
B Series C Special Preferred Stock..........................     2.01(c)
                                                                 Section
B Series D Special Preferred Stock..........................     2.01(c)
                                                                 Section
B Series E Special Preferred Stock..........................     2.01(c)
                                                                 Section
B Shares....................................................     2.01(c)
                                                                 Section
B Share Average.............................................     2.05(a)
                                                                 Section
B Special Preferred Stock...................................     2.01(c)
                                                                 Section
B Stockholders' Meeting.....................................     7.01(a)
                                                                 Section
B Surviving Entity..........................................     1.01(b)
                                                                 Section
Blue Sky Laws...............................................     3.05(b)
                                                                 Section
Board.......................................................     1.04(a)
                                                                 Section
business day................................................    10.03(c)
C...........................................................    Recitals
C GP........................................................    Recitals
C, Inc......................................................    Recitals
C LLC.......................................................    Recitals
C Merger....................................................    Recitals
C Merger Agreement..........................................    Recitals
C Voting Agreement..........................................    Recitals
                                                                 Section
Cash-Out Amount.............................................     3.10(n)
CEO Employment Agreement....................................    Recitals
                                                                 Section
Certificates................................................     2.03(b)
                                                                 Section
Certificates of Merger......................................     1.02(a)
                                                                 Section
Closing.....................................................     1.02(b)
                                                                 Section
Closing Date................................................     1.02(b)
Code........................................................    Recitals
                                                                 Section
committed...................................................     8.02(f)
Company.....................................................    Preamble
Company Awards..............................................  Section 7.16
                                                                 Section
Company Common Stock........................................     2.01(b)
Company Stock Incentive Plan................................  Section 7.16
Company System..............................................  Section 7.19
                                                                 Section
Confidentiality Agreement...................................     7.03(a)
                                                                 Section
control.....................................................    10.03(d)
                                                                 Section
controlled by...............................................    10.03(d)
                                                                 Section
Converted Shares............................................     2.03(b)
DGCL........................................................    Recitals
                                                                 Section
Dissenting Shares...........................................     2.06(a)
DLLCA.......................................................    Recitals
                                                                 Section
DOT.........................................................     3.01(b)
Drop-Down...................................................    Recitals

                                                              LOCATION OF
DEFINITION                                                    DEFINED TERM
----------                                                    ------------
Drop-Down Condition.........................................    Recitals
                                                                 Section
Effective Time..............................................     1.02(a)
                                                                 Section
Environmental Laws..........................................     3.12(a)
                                                                 Section
Environmental Permits.......................................     3.12(b)
                                                                 Section
ERISA.......................................................     3.10(a)
                                                                 Section
Exchange Act................................................     3.05(b)
                                                                 Section
Exchange Agent..............................................     2.03(a)
                                                                 Section
Exchange Agent Agreement....................................     2.03(a)
                                                                 Section
Expense Payment Agreement...................................     9.05(a)
                                                                 Section
FAA.........................................................     3.01(b)
                                                                 Section
FCC.........................................................     3.01(b)
                                                                 Section
Federal Aviation Act........................................     3.01(b)
Flight Benefits.............................................  Section 7.19
                                                                 Section
Fractional Amounts..........................................     2.03(f)
                                                                 Section
Governmental Authority......................................     3.05(b)
                                                                 Section
Hazardous Substances........................................     3.12(a)
HBCA........................................................    Recitals
                                                                 Section
HSR Act.....................................................     3.05(b)
                                                                 Section
Indemnified Parties.........................................     7.10(a)
                                                                 Section
Indenture...................................................     2.01(c)
                                                                 Section
Intellectual Property.......................................     3.18(a)
                                                                 Section
IRS.........................................................     3.10(a)
                                                                 Section
Joint Proxy Statement/Prospectus............................     7.01(a)
                                                                 Section
knowledge...................................................    10.03(e)
                                                                 Section
known.......................................................    10.03(e)
                                                                 Section
Law.........................................................     3.05(a)
                                                                 Section
Liens.......................................................     3.01(c)
Management Agreements.......................................    Recitals
Mercer......................................................    Recitals
Mergers.....................................................    Recitals
                                                                 Section
Minimum Denomination........................................     2.03(f)
                                                                 Section
New Company Subsidiaries....................................     6.03(b)
Newco A Corporation.........................................    Recitals
Newco A LLC.................................................    Recitals
Newco A Sub.................................................    Recitals
Newco B Corporation.........................................    Recitals
Newco B LLC.................................................    Recitals
Newco B Sub.................................................    Recitals
Non-Employee Directors......................................  Section 7.18
                                                                 Section
Notes.......................................................     2.01(c)
                                                                 Section
Order.......................................................     7.06(b)
                                                                 Section
person......................................................    10.03(f)
Person......................................................  Section 3.11
                                                                 Section
Pilot Allocation Agreement..................................     2.05(c)
                                                                 Section
PSE.........................................................     3.05(b)
Registration Rights Agreement...............................    Recitals
                                                                 Section
Registration Statement......................................     7.01(a)
                                                                 Section
Representatives.............................................     7.03(a)
                                                                 Section
restricted cash.............................................     8.02(f)

                                                              LOCATION OF
DEFINITION                                                    DEFINED TERM
----------                                                    ------------
                                                                 Section
Rule 145 Affiliate..........................................     2.04(b)
                                                                 Section
SEC.........................................................     3.07(a)
                                                                 Section
Securities Act..............................................     2.04(b)
SMC.........................................................    Recitals
SMC/Adams Advisory Agreement................................    Recitals
Special Committee...........................................    Recitals
                                                                 Section
Spread Per Option Share.....................................     2.05(a)
                                                                 Section
Stabilization Act...........................................     3.10(o)
Stockholders Agreement......................................    Recitals
                                                                 Section
Stockholders' Meetings......................................     7.01(a)
                                                                 Section
subsidiaries................................................    10.03(g)
                                                                 Section
subsidiary..................................................    10.03(g)
                                                                 Section
Superior Proposal...........................................     7.04(a)
                                                                 Section
Takeover Proposal...........................................     7.04(a)
Tax.........................................................  Section 3.11
Taxing Authority............................................  Section 3.11
Tax Return(s)...............................................  Section 3.11
                                                                 Section
Terminating A Breach........................................     9.01(e)
                                                                 Section
Terminating B Breach........................................     9.01(f)
                                                                 Section
Terminating TW/Company Breach...............................     9.01(g)
                                                                 Section
Trust Indenture Act.........................................     2.01(c)
TW..........................................................    Preamble
UATP........................................................  Section 7.19
                                                                 Section
under common control with...................................    10.03(d)
                                                                 Section
U.S. GAAP...................................................     3.07(b)
Voting Agreements...........................................    Recitals
                                                                 Section
WARN........................................................     3.05(b)

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of December 19, 2001 (this "AGREEMENT"), among Aloha Airgroup, Inc., a Hawaii corporation ("A"), Hawaiian Airlines, Inc., a Hawaii corporation ("B"), TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware corporation (the "COMPANY"), and TurnWorks, Inc., the sole stockholder of the Company and a Texas corporation ("TW").

                              W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of each of A, B (based on the unanimous recommendation of a special committee of independent directors of B (the "SPECIAL COMMITTEE")), the Company and TW have each approved and adopted this Agreement and the ancillary agreements (as defined below) to which it is a party and the transactions contemplated by this Agreement and such ancillary agreements, in each case after making a determination that this Agreement and such transactions are advisable and fair to, and in the best interests of, such company and its stockholders;

    WHEREAS, TW, as sole stockholder of the Company, has approved and adopted this Agreement and the ancillary agreements to which it is a party and the transactions contemplated by this Agreement and such ancillary agreements;

    WHEREAS, the Company, AIP General Partner, Inc., a Delaware corporation ("C GP") (which is the sole general partner of Airline Investors Partnership, L.P. ("C")), and AIP, Inc., a Delaware corporation ("C, INC.") (which is the sole limited partner of C), have entered into an Agreement and Plan of Merger (the "C MERGER AGREEMENT"), dated as of the date hereof, pursuant to which, INTER ALIA,
(a) prior to the effective time of the C Merger (as defined below), (i) the stockholders of each of C GP and C, Inc. will form a Delaware limited liability company ("C LLC"), contribute all of the outstanding shares of capital stock of C GP and C, Inc. to C LLC and become the sole holders of membership interests of C LLC and (ii) as permitted by Section 4(a)(i)a) of the Designation of the B Series B Special Preferred Stock (as defined below), C will transfer the four shares of B Series B Special Preferred Stock (as defined below) that it holds to C's affiliate, John W. Adams; and (b) immediately prior to the Effective Time (as defined below), (i) each of C GP and C, Inc. will be merged with and into the Company, with the Company as the surviving corporation in each such merger (such mergers, collectively, the "C MERGER"), (ii) pursuant to the C Merger, C LLC will have its shares of C GP and C, Inc. converted into the right to receive 18,181,818 shares of Company Common Stock (as defined below), Notes (as defined below) with an aggregate principal amount of $36,363,636 (subject to adjustment as provided in the C Merger Agreement in respect of minimum denominations of Notes) and $10,000,000 in cash in the aggregate and (iii) C will cease to exist and the Company will become the direct holder of the shares of capital stock of B held by C immediately prior to the C Merger;

    WHEREAS, at the Effective Time, pursuant to the transactions contemplated by this Agreement and on the terms and subject to the conditions herein, INTER ALIA, (a) (i) A will, in accordance with the Hawaii Business Corporation Act, as amended (the "HBCA") and the Delaware Limited Liability Company Act (the "DLLCA"), merge with and into a wholly-owned subsidiary of the Company to be organized as a single-member Delaware limited liability company ("NEWCO A LLC"), with Newco A LLC as the surviving entity (the "A LLC MERGER") or (ii) if, immediately prior to the Effective Time, (y) the A LLC Merger or the B LLC Merger (as defined below) would not be permitted by applicable Law (as defined below) or (z) if any of the conditions to Closing (as defined below) in
Article VIII would not be satisfied or waived if the A LLC Merger or the B LLC Merger were to be effected but would be satisfied or waived if the A Corporation Merger (as defined below) and the B Parent Merger

(as defined below) were to be effected (each such condition, a "DROP-DOWN CONDITION"), A will, in accordance with the HBCA, and the Delaware General Corporation Law, as amended (the "DGCL"), merge with and into a wholly-owned subsidiary of the Company to be organized as a Delaware corporation ("NEWCO A CORPORATION," it being understood that references herein to "NEWCO A SUB" shall be deemed to refer to Newco A LLC (or, if any Drop-Down Condition is satisfied, Newco A Corporation)), with Newco A Corporation as the surviving corporation (the "A CORPORATION MERGER," it being understood that references herein to the "A MERGER" shall be deemed to refer to the A LLC Merger (or, if any Drop-Down Condition is satisfied, the A Corporation Merger)); (b) (i) B will, in accordance with the HBCA and the DLLCA, merge with and into a wholly-owned subsidiary of the Company to be organized as a single-member Delaware limited liability company ("NEWCO B LLC"), with Newco B LLC as the surviving entity (the "B LLC MERGER") or (ii) if any Drop-Down Condition is satisfied, B will, in accordance with the HBCA and the DGCL, merge with and into the Company, with the Company as the surviving corporation (the "B PARENT MERGER" it being understood that references herein to the "B MERGER" shall refer to the B LLC Merger (or, if any Drop-Down Condition is satisfied, the B Parent Merger), and references herein to the "MERGERS" shall refer collectively to the A Merger and the B Merger, but not the C Merger); (c) the stockholders of A will have their shares converted into the right to receive shares of capital stock of the Company; and
(d) the stockholders of B (other than the Company) will have their shares converted into the right to receive shares of capital stock of the Company and Notes (as defined below);

    WHEREAS, if any Drop-Down Condition is satisfied, as soon as reasonably practicable following the Effective Time (as defined below), the Company will contribute to a wholly-owned subsidiary to be incorporated in Delaware ("NEWCO B CORPORATION," it being understood that references herein to "NEWCO B SUB" shall be deemed to refer to Newco B LLC (or, if any Drop-Down Condition is satisfied, Newco B Corporation)) all of the assets the Company holds as a result of the B Parent Merger and will assign all of the rights and delegate all of the obligations to which it succeeded as a result of the B Parent Merger to Newco B Corporation (such transactions collectively, the "DROP-DOWN");

    WHEREAS, for federal income tax purposes, it is intended that (i) each of the A Merger, the B Merger and the C Merger shall separately qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), (ii) the Drop-Down, if it is effected, shall be a transfer of property qualifying for tax-free treatment under Section 351 of the Code,
(iii) the stockholders of A and B will recognize no gain or loss for federal income tax purposes on the receipt of shares as a result of the consummation of the Mergers (except with respect to any cash or Notes received) and (iv) none of the stockholders of A and B, the Company and TW will recognize any gain or loss for federal income tax purposes as a result of the Drop-Down, if it is effected;

    WHEREAS, certain principal stockholders of A (the "A PRINCIPAL HOLDERS"), who collectively beneficially own shares of capital stock of A representing in excess of 80% of the votes entitled to be cast at the A Stockholders' Meeting (as defined below) have entered into a Voting Agreement for the benefit of B and the Company (the "A PRINCIPAL HOLDERS VOTING AGREEMENT"), and C, which beneficially owns shares of capital stock of B representing approximately 53% of the votes entitled to be cast at the B Stockholders' Meeting (as defined below), has entered into a Voting Agreement for the benefit of A and the Company (the "C VOTING AGREEMENT" and, together with the A Principal Holders Voting Agreement, the "VOTING AGREEMENTS") pursuant to which the A Principal Holders and C have committed, INTER ALIA, on the terms set forth in their respective Voting Agreements, to vote their shares of capital stock of A and B, respectively, at the A Stockholders' Meeting and the B Stockholders' Meeting, respectively, in favor of the adoption and approval of this Agreement and the ancillary agreements and the transactions contemplated hereby and thereby;

    WHEREAS, a voting trust to be formed (which will hold the shares of capital stock of A held by the A Principal Stockholders and by certain related parties (the "A VOTING TRUST")), C LLC, TW and the Company will enter into a Stockholders Agreement (the "STOCKHOLDERS AGREEMENT") in the form attached hereto as Exhibit A and as a condition to the Closing, setting forth, INTER ALIA, certain governance and other arrangements among such holders and the Company, including with respect to the issuance of special preferred stock of the Company;

    WHEREAS, the A Voting Trust, C LLC, Smith Management LLC ("SMC"), which is an affiliate of C, TW and the Company will enter into a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT") in the form attached hereto as Exhibit B and as a condition to the Closing;

    WHEREAS, TW and the Company have entered into a Management Agreement and a Stock Vesting Agreement (collectively, the "MANAGEMENT AGREEMENTS"), each dated as of the date hereof, setting forth, INTER ALIA, certain management arrangements and restrictions relating to certain shares of Company Common Stock held by TW, which agreements shall become effective at the Effective Time;

    WHEREAS, Gregory D. Brenneman and the Company have entered into an employment agreement (the "CEO EMPLOYMENT AGREEMENT"), dated as of the date hereof, which shall become effective at the Effective Time;

    WHEREAS, SMC, John W. Adams and B have entered into an advisory agreement (the "SMC/ADAMS ADVISORY AGREEMENT"), which shall be assumed by the Company by operation of law at the Effective Time and pursuant to which, at the Effective Time, the Company will issue one million shares of Company Common Stock and Notes with an aggregate principal amount of $2 million, and pay $5 million in cash, to SMC and John W. Adams, collectively, as consideration for advisory services provided to B by SMC and John W. Adams; and

    WHEREAS, Mercer Management Consulting ("MERCER") and TW have each entered into separate advisory agreements (together with the SMC/Adams Advisory Agreement, the "ADVISORY AGREEMENTS"), with the Company pursuant to which the Company will pay $1 million in cash to Mercer and $750,000 less any Advanced Amounts (as defined below) to TW at the Effective Time as consideration for advisory services.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, A, B, the Company and TW hereby agree as follows:

                                   ARTICLE I
               THE MERGERS; DIRECTORS AND OFFICERS OF THE COMPANY

    SECTION 1.01. THE MERGERS. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the HBCA and the DLLCA or the DGCL, as applicable, at the Effective Time (as defined below):

    (a) A shall be merged with and into Newco A Sub. Newco A Sub shall be the surviving entity (the "A SURVIVING ENTITY") in the A Merger and shall continue its existence as a limited liability company under the DLLCA (or, if any Drop-Down Condition is satisfied, its corporate existence under the DGCL), and the separate corporate existence of A shall cease. The effects and the consequences of the

A Merger shall be as set forth in this Agreement and the HBCA and the DLLCA (or, if any Drop-Down condition is satisfied, the DGCL).

    (b) B shall be merged with and into Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company). Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company) shall be the surviving entity (the "B SURVIVING ENTITY") in the B Merger and shall continue its existence as a limited liability company under the DLLCA (or, if any Drop-Down condition is satisfied, its corporate existence under the DGCL), and the separate corporate existence of B shall cease. The effects and the consequences of the B Merger shall be as set forth in this Agreement, the HBCA and the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL).

    SECTION 1.02. EFFECTIVE TIME OF THE MERGERS; CLOSING. (a) Subject to the conditions of this Agreement, the parties shall cause each of the Mergers to be consummated simultaneously by filing (i) articles of merger with respect to each such Merger complying with Section 414-315 of the HBCA with the Director of the Department of Commerce and Consumer Affairs of the State of Hawaii (the "ARTICLES OF MERGER") and (ii) certificates of merger (the "CERTIFICATES OF MERGER") with respect to each such Merger complying with Section 18-209 of the DLLCA (or, if any Drop-Down Condition is satisfied, Section 252(c) of the DGCL) with the Secretary of State of the State of Delaware, in each case at the same time on the Closing Date (as defined below). Each of the Mergers shall become effective upon such filings or at such time thereafter as the parties shall agree and as shall be provided in the Articles of Merger and the Certificates of Merger (the "EFFECTIVE TIME"). Notwithstanding anything that may be to the contrary in the foregoing, the parties shall cause the Articles of Merger and the Certificates of Merger to specify the same Effective Time for the A Merger and the B Merger.

    (b) Subject to the terms and conditions of this Agreement, the closing of the Mergers and all related transactions contemplated by this Agreement and the ancillary agreements (the "CLOSING") shall take place at the offices of Cleary, Gottlieb, Steen & Hamilton in New York, New York at 10:00 A.M., local time, as promptly as practicable (and in any event within three business days) after the last of the conditions set forth in Article VIII hereof is fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and date and place as the parties shall mutually agree. The date on which the Closing occurs is referred to herein as the "CLOSING DATE".

    (c) The Mergers shall have the effects set forth in the HBCA and the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL), including without limitation, in the case of both Mergers, Section 414-316 of the HBCA and
Section 18-209 of the DLLCA (or, if any Drop-Down Condition is satisfied, Section 259 of the DGCL). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (i) all the properties, rights, privileges, immunities, powers and franchises of A and Newco A Sub shall vest in the A Surviving Entity, and all debts, liabilities, obligations and duties of A and Newco A Sub shall become the debts, liabilities, obligations and duties of the A Surviving Entity, and (ii) all the properties, rights, privileges, immunities, powers and franchises of B and Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company) shall vest in the B Surviving Entity, and all debts, liabilities, obligations and duties of B and Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company) shall become the debts, liabilities, obligations and duties of the B Surviving Entity.

    SECTION 1.03. ORGANIZATIONAL DOCUMENTS. (a) TW shall cause (i) the Certificate of Incorporation of the Company to be amended and restated to be in the form set forth in EXHIBIT C hereto (including the change of the corporate name to Aloha Holdings, Inc.) and (ii) the Bylaws of the Company to be amended and restated to be in the form set forth in EXHIBIT D hereto, in each case as of immediately prior to the effective time of the C Merger (unless any Drop-Down Condition is satisfied, in which case such amendments and restatements shall be effected by operation of law as part of the agreement and plan of the B Parent Merger). As so amended and restated, the Certificate of Incorporation and the Bylaws of the Company shall be the Certificate of Incorporation and Bylaws of the Company until thereafter changed or amended either (A) as provided therein or by the DGCL, in the case of such Certificate of Incorporation, or (B) as provided therein, by the Certificate of Incorporation or by the DGCL, in the case of such Bylaws.

    (b) The Certificate of Limited Liability Company of Newco A Sub in effect immediately prior to the Effective Time shall, by operation of law as a result of the A LLC Merger, be amended and restated as of the Effective Time to reflect the fact that the name of the A Surviving Entity, from and after the Effective Time, shall be "Aloha Airgroup, LLC", and, as so amended and restated, such Certificate of Limited Liability Company shall be the Certificate of Limited Liability Company of the A Surviving Entity until amended in accordance with such Certificate of Limited Liability Company or the DLLCA (or, if any Drop-Down Condition is satisfied, the Certificate of Incorporation of Newco A Sub in effect immediately prior to the Effective Time shall, by operation of law as a result of the A Corporation Merger, be amended and restated as of the Effective Time to reflect the fact that the name of the A Surviving Entity, from and after the Effective Time, shall be "Aloha Airgroup, Inc.", and, as so amended and restated, such Certificate of Incorporation shall be the Certificate of Incorporation of the A Surviving Entity until amended in accordance with such Certificate of Incorporation or the DGCL). If any Drop-Down Condition is not satisfied, the Company will be the sole member of Newco A Sub, and, therefore, Newco A Sub need not as of the Effective Time have an operating agreement; and, if any Drop-Down Condition is satisfied, the Bylaws of Newco A Sub in effect immediately prior to the Effective Time shall be the Bylaws of the A Surviving Entity until amended in accordance with such Bylaws, such Certificate of Incorporation or the DGCL.

    (c) If any Drop-Down Condition is not satisfied, the Certificate of Limited Liability Company of Newco B Sub in effect immediately prior to the Effective Time shall, by operation of law as a result of the B LLC Merger, be amended and restated as of the Effective Time to reflect the fact that the name of the B Surviving Entity, from and after the Effective Time, shall be "Hawaiian Airlines, LLC," and, as so amended and restated, such Certificate of Limited Liability Company shall be the Certificate of Limited Liability Company of the B Surviving Entity until amended in accordance with such Certificate of Limited Liability Company or the DLLCA. If any Drop-Down Condition is not satisfied, the Company will be the sole member of Newco B Sub, and, therefore, Newco B Sub need not as of the Effective Time have an operating agreement.

    (d) If any Drop-Down Condition is satisfied, the Company shall cause the Certificate of Incorporation of Newco B Sub in effect immediately prior to the Effective Time to be amended and restated as of the Effective Time to reflect the fact that the name of Newco B Sub, from and after the Effective Time, shall be "Hawaiian Airlines, Inc.", and, as so amended and restated, such Certificate of Incorporation shall be the Certificate of Incorporation of Newco B Sub until amended in accordance with such Certificate of Incorporation or the DGCL.

    SECTION 1.04. DIRECTORS AND OFFICERS. (a) Subject to Section 1.04(b), the Board of Directors of the Company (the "BOARD") at the Effective Time (whether or not any Drop-Down Condition is satisfied) shall be 11 persons, consisting of
(i) two individuals to be designated by the Company not less than three business days prior to the initial filing date of the Registration Statement by written notice to the A Principal Holders, C and B (one of whom, as specified in such notice, shall be Gregory D. Brenneman and he shall serve as Chairman of the Board), (ii) three individuals to be designated by the A Principal Holders not less than three business days prior to the initial filing date of the Registration Statement by written notice to C, B and the Company (one of whom, as specified in such notice, shall serve as Vice-Chairman of the Board),
(iii) three individuals to be designated by C not less than three business days prior to the initial filing date of the Registration Statement by written notice to the A Principal Holders, B and the Company and (iv) the three individuals who immediately prior to the Effective Time serve on the Board of Directors of B as designees of the Airline Pilots Association International, the Association of Flight Attendants and the International Association of Machinists and Aerospace Workers. Each such director shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Company, until his or her death, resignation or removal or until his or her successor is duly elected and qualified.

    (b) Subject to the next sentence, the Company, the A Principal Holders and C shall coordinate to assure that their eight designees to the Board as of the Effective Time pursuant to clauses (i), (ii) and (iii) of Section 1.04(a) include at least such number of individuals who qualify as "independent directors", "outside directors" and "non-employee directors" for purposes of the requirements under AMEX (as defined below) rules, PSE (as defined below) rules,
Section 162(m) of the Code and Rule 16b-3 of the Exchange Act (as defined below), as applicable, relating to members of the Audit Committee, "compensation committee" (within the meaning of Section 162(m) of the Code) or a committee composed of 2 or more non-employee directors (within the meaning of Rule 16b-3 of the Exchange Act) so that such individuals may constitute an Audit Committee, "compensation committee" (within the meaning of Section 162(m) of the Code) or a committee composed of 2 or more non-employee directors (within the meaning of Rule 16b-3 of the Exchange Act) at the Effective Time with at least the minimum number of "independent directors", "outside directors" or "non-employee directors" required by AMEX rules, PSE rules, Section 162(m) or Rule 16b-3, as applicable. Unless otherwise agreed by the parties, at least one of the designees of C to the Board pursuant to Section 1.04(a)(iii) as of the Effective Time shall so qualify as an "independent director", "outside director" and "non-employee director".

    (c) At the Effective Time, the officers of the Company (other than the Chief Executive Officer, who shall be Gregory D. Brenneman) shall be individuals selected by TW and whom each of the A Principal Holders and C shall have indicated, in a written notice delivered to the Company at least three business days prior to the Closing Date, are reasonably acceptable to it. Each such officer shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Company until his or her death, resignation or removal or until his or her successor is duly elected or appointed and qualified.

    (d) The officers of the Company at the Effective Time, who shall be specified in accordance with Section 1.04(c), shall be the officers at the Effective Time of Newco A Sub and Newco B Sub (or, if any Drop-Down Condition is satisfied, the directors and officers of the Company at the Effective Time, who shall be specified in accordance with Sections 1.04(a), 1.04(b) and 1.04(c), shall be the directors and officers at the Effective Time of Newco A Sub and Newco B Sub). Such officers (and, if any Drop-Down Condition is satisfied, such directors) shall hold office in accordance with the Certificate of Limited Liability Company of the A Surviving Entity or the B Surviving Entity, as the case may be (or, if any Drop-Down Condition is satisfied, the Certificate of Incorporation and the Bylaws of the A Surviving Entity and Newco B Corporation, as the case may be), until his or her death, resignation or removal or until his or her successor is duly elected or appointed and qualified.

    (e) Prior to the Effective Time, the Company, A and B shall use reasonable best efforts to take all such steps as may be required to cause the transactions contemplated by this Agreement, including any acquisitions of equity securities of the Company, by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                                   ARTICLE II
             CONVERSION OF SECURITIES; ISSUANCE OF NEW SECURITIES;
                      EXCHANGE OF CERTIFICATES; DROP-DOWN

    SECTION 2.01. CONVERSION OF SECURITIES; ISSUANCE OF NEW SECURITIES. (a) On the Closing Date, but prior to the Effective Time:

        (i) A shall cause each issued and outstanding share of Series B 7% Convertible Cumulative Participating Preferred Stock, par value $1.00 per share, of A ("A SERIES B PREFERRED STOCK") to be converted into the maximum number of shares of Class A Common Stock, par value $1.00 per share, of A ("A CLASS A COMMON STOCK") as expressly required by Section 6.3(c)(9) of the Articles of Incorporation of A;

        (ii) B shall purchase and accept from the Aloha Airlines, Inc. Non-Pilots Pension Trust (the "A PENSION TRUST"), and the A Pension Trust shall sell and deliver to B, each issued and outstanding share of Series C 10% Exchangeable Preferred Stock, par value $.01 per share, of A (the "A SERIES C PREFERRED STOCK") held by the A Pension Trust against the payment by B of $10,000,000, plus the accrued but unpaid dividends in respect of such shares, in immediately available U.S. dollar funds, on the terms, and subject to the conditions, set forth in the Stock Purchase Agreement, dated as of the date hereof, between B and the A Pension Trust; and

        (iii) B shall purchase and accept from certain of the A Principal Holders, and such A Principal Holders shall sell and deliver to B, for aggregate cash consideration equal to $5,000,000, each issued and outstanding share of A Series C Preferred Stock held by such A Principal Holders on the terms, and subject to the conditions, set forth in the Stock Purchase Agreement, dated as of the date hereof, between B and such A Principal Holders.

    (b) At the Effective Time, by virtue of the A Merger and without any action on the part of any holder of any capital stock or other equity interest of A or Newco A Sub:

        (i) each share of A Class A Common Stock and Class B Common Stock, par value $1.00 per share, of A ("A CLASS B COMMON STOCK" and, together with the A Class A Common Stock, the "A COMMON STOCK"), issued and outstanding immediately prior to the Effective Time (other than any shares of A Common Stock to be canceled pursuant to Section 2.01(b)(ii) and each A Dissenting Share (as defined below)) shall be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Common Stock, par value $.0001 per share, of the Company ("COMPANY COMMON STOCK") equal to the number (the "A EXCHANGE RATIO") obtained by dividing
    (A) 19,555,458 (plus, if the aggregate number of shares of B Common Stock issued between the date hereof and the Closing Date pursuant to the exercise of B Options exceeds 250,000, 14.58% of such aggregate number) by (B) the aggregate number of shares of A Common Stock subject to conversion pursuant to this Section 2.01(b)(i);

        (ii) each share of capital stock of A (each, an "A SHARE"), including, without limitation, A Class A Common Stock, A Class B Common Stock and A Series C Preferred Stock, that is issued and outstanding immediately prior to the Effective Time and owned by A, the Company, B or any direct or indirect wholly-owned subsidiary of A, B or the Company (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) immediately prior to the Effective Time (including, without limitation, the A Series C Preferred Stock purchased by B pursuant to Section 2.01(a)(ii) and Section 2.01(a)(iii)) shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

        (iii) the single membership interest of Newco A LLC (or, if any Drop-Down Condition is satisfied, each share of common stock of Newco A Corporation) issued and outstanding immediately prior to the A Effective Time shall remain issued and outstanding and unchanged as validly issued, fully paid and nonassessable securities of the A Surviving Entity.

    (c) At the Effective Time, by virtue of the B Merger without any action on the part of any holder of capital stock or other equity interest of B or either Newco B LLC or the Company, as the case may be:

        (i) each share of Common Stock, par value $.01 per share, of B, together with the rights associated with such shares pursuant to the B Rights Agreement (as defined below) ("B COMMON STOCK"), issued and outstanding immediately prior to the Effective Time (other than any shares of B Common Stock to be canceled pursuant to Section 2.01(c)(iii) and each B Dissenting Share (as defined below)), shall be converted into the right to receive one validly issued, fully paid and nonassessable share of Company Common Stock and, subject to Section 2.03(f), $2.00 principal amount of a new issue of Notes due 2008 of the Company (the "NOTES"), which shall contain, and be issued pursuant to an indenture (the "INDENTURE") entered into containing,
    (A) terms and conditions substantially as set forth in EXHIBIT E annexed hereto, as it may be modified from time to time, after the date hereof but prior to the mailing of the Joint Proxy Statement/ Prospectus, by the mutual agreement of the Boards of Directors of each of A, B and the Company and
    (B) such other terms and conditions as are customary for indentures qualified under the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT");

        (ii) each share of (A) Series B Special Preferred Stock, par value $.01 per share, of B (the "B SERIES B SPECIAL PREFERRED STOCK"), (B) Series C Special Preferred Stock, par value $.01 per share, of B (the "B SERIES C SPECIAL PREFERRED STOCK"), (C) Series D Special Preferred Stock, par value $.01 per share, of B (the "B SERIES D SPECIAL PREFERRED STOCK") and
    (D) Series E Special Preferred Stock, par value $.01, of B (the "B SERIES E SPECIAL PREFERRED STOCK" and, collectively with the foregoing, the "B SPECIAL PREFERRED STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one validly issued, fully paid and nonassessable share of Company Common Stock and, subject to Section 2.03(f), $2.00 principal amount of Notes, as expressly required by Section 7 of the Designation of the B Special Preferred Stock;

        (iii) each share of capital stock of B (each, a "B SHARE"), including, without limitation, B Common Stock, B Series B Special Preferred Stock, B Series C Special Preferred Stock, B Series D Special Preferred Stock and B Series E Special Preferred Stock, that is issued and outstanding immediately prior to the Effective Time and owned by B, A or the Company or any direct or indirect wholly-owned subsidiary of B, A or the Company (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) immediately prior to the Effective Time (including, without limitation, the B Common Stock held by the Company as a result of the C Merger) shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

        (iv) the single membership interest of Newco B LLC (or, if any Drop-Down Condition is satisfied, each share of common stock of the Company) issued and outstanding immediately prior to the B Effective Time shall remain issued and outstanding and unchanged as validly issued, fully paid and nonassessable securities of the B Surviving Entity.

    SECTION 2.02. ISSUANCE OF SPECIAL PREFERRED STOCK. Immediately following the Effective Time, pursuant to the applicable collective bargaining agreement which shall be assumed by the B Surviving Entity by operation of law in the B Merger and be binding on the Company (regardless of whether any Drop-Down Condition is satisfied) from and after the Effective Time, as evidenced by instruments of assumption to be delivered to each union party thereto immediately after the Effective Time, the Company shall issue (a) to the Association of Flight Attendants one share of Series D Special Preferred Stock, par value $.01 per share, of the Company, (b) to the International Association of Machinists one share of Series E Special Preferred Stock, par value $.01 per share, of the Company and (c) to the Hawaiian Master Executive Counsel c/o the Air Line Pilots Association one share of Series F Special Preferred Stock, par value $.01 per share, of the Company. The rights of such shares shall be as set forth in the Certificate of Incorporation attached hereto as EXHIBIT C.

    SECTION 2.03. EXCHANGE OF CERTIFICATES. (a) EXCHANGE AGENT. As soon as practicable after the Effective Time, the Company shall deposit with such bank or trust company mutually agreeable to the Company, B and A (the "EXCHANGE AGENT"), (i) certificates evidencing a sufficient number of shares of Company Common Stock issuable pursuant to Section 2.01 and (ii) a sufficient number of Notes with sufficient principal amounts issuable pursuant to Section 2.01, all pursuant to an agreement to be entered into prior to the Effective Time between the Company and the Exchange Agent (the "EXCHANGE AGENT AGREEMENT").

    (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Company shall cause the Exchange Agent to deliver to each holder of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding A Shares or B Shares (the "CERTIFICATES") that were converted (the "CONVERTED SHARES") into the right to receive shares of Company Common Stock and, if applicable, cash and/or Notes pursuant to Section 2.01,
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Company Common Stock and, if applicable, Notes. Upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by the Company), together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive in exchange therefor:

        (A) in the case of holders of Certificates that immediately prior to the Effective Time evidenced outstanding shares of A Common Stock in book-entry or certificated form, (1) one or more shares of Company Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested or the holder is a Rule 145 Affiliate (as defined below)) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01 (after taking into account all shares of A Common Stock then held by such holder) and (2) a check in the amount equal to the cash (which shall under no circumstances include any interest) that such holder has the right to receive pursuant to the provisions of this Article II in respect of dividends and other distributions pursuant to Section 2.03(c); and

        (B) in the case of holders of Certificates that immediately prior to the Effective Time evidenced outstanding shares of B Common Stock or shares of B Special Preferred Stock, in book-entry or certificated form, (1) one or more shares of Company Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested or the holder is a Rule 145 Affiliate) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01 (after taking into account all shares of B Common Stock and B Special Preferred Stock then held by such holder), (2) subject to Section 2.03(f), one or more Notes (which shall be in uncertificated book-entry form unless a physical note is requested or the holder is a Rule 145 Affiliate) with an aggregate principal amount equal to the amount that such holder is entitled to receive pursuant to Section 2.01, and (3) a check in the amount equal to the cash (which shall under no circumstances include any interest) that such holder has the right to receive pursuant to the provisions of this Article II in respect of dividends and other distributions pursuant to Section 2.03(c), cash in lieu of Fractional Amounts pursuant to Section 2.03(f) and interest and other amounts payable on the Notes pursuant to their terms.

Each Certificate surrendered pursuant to the previous sentence shall forthwith be canceled. No interest shall accrue or be payable under this Section 2.03 except that interest shall accrue and be payable with respect to the Notes only to the extent that the Notes, by their terms, specifically provide for the accrual and payment of interest. No interest or other amount payable after the Effective Time with respect to the Notes shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive shares of Company Common Stock, Notes and cash (each to the extent applicable), and until such surrender or exchange, no such shares of Company Common Stock, Notes or cash shall be delivered to the holder of such outstanding Certificate in respect thereof. In the event of a transfer of ownership of Converted Shares that is not registered in the transfer records of A or B, as the case may be, a certificate evidencing the proper number of shares of Company Common Stock, together with any dividends or other distributions to which the holder of such Converted Shares is entitled pursuant to
Section 2.03(c), and Notes (to the extent applicable) with the proper principal amount, together with cash in lieu of Fractional Amounts to which such holder is entitled pursuant to Section 2.03(f), together with any interest or other amounts payable to which such holder is entitled by their terms, may be issued to a transferee if the Certificate evidencing such Converted Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES OF COMPANY COMMON STOCK. No dividends or other distributions declared or made after the Effective Time with respect to shares of Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock evidenced thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined below), following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing shares of Company Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Company Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Company Common Stock.

    (d) NO FURTHER RIGHTS IN CONVERTED SHARES. All shares of Company Common Stock and, if applicable, Notes and cash issued and paid in exchange for Converted Shares in accordance with the terms hereof (including any amounts paid pursuant to Section 2.03(c) or 2.03(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Converted Shares.

    (e) NO FRACTIONAL SHARES. No certificates or scrip evidencing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Company. Any fractional share interest of Company Common Stock shall be rounded up or down to the nearest whole share.

    (f) NOTE DENOMINATIONS. Notwithstanding any other provision of this Agreement, Notes shall be issued only in denominations of $2.00 (or, if $2.00 denominations are not commercially reasonable or otherwise practicable, the lowest commercially reasonable and practicable denomination above $2.00) ($2.00 or, if applicable, such higher minimum denomination, the "MINIMUM DENOMINATION") and integral multiples of the Minimum Denomination. Former holders of B Shares who are otherwise entitled to receive Notes under this Article II will not be entitled to receive Notes in principal amounts less than the Minimum Denomination, or in principal amounts in excess of the Minimum Denomination (or an integral multiple of the Minimum Denomination) but less than the next highest integral multiple ("FRACTIONAL AMOUNTS") but, instead, will be entitled to receive promptly from the Exchange Agent a cash payment (without any interest) in lieu of Fractional Amounts representing each such former holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of such former holders of the aggregate Fractional Amounts pursuant to the terms of the Exchange Agent Agreement. Such sale shall be made within ten days after the Effective Time. Such cash payments will be made to each such former holder only upon proper surrender of such former holder's Certificates, together with a properly completed and duly executed transmittal form and any other required documents.

    (g) TERMINATION OF EXCHANGE AGENT. Any certificates representing shares of Company Common Stock deposited with the Exchange Agent pursuant to
Section 2.03(a) and not exchanged within one year after the Effective Time pursuant to this Section 2.03 shall be returned by the Exchange Agent to the Company, which shall thereafter act as Exchange Agent. All funds and Notes, if any, held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to the Company, after which time any holder of unsurrendered Certificates shall look as a general creditor only to the Company for payment of such funds or delivery of such Notes to which such holder may be due, subject to applicable Law. All Notes so returned shall be cancelled by the Company pursuant to the Indenture, without prejudice to any rights of any holder of unsurrendered certificates.

    (h) NO LIABILITY. The Company shall not be liable to any holder of A Shares or B Shares for any such shares of Company Common Stock (or dividends or distributions with respect thereto), Notes or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

    (i) WITHHOLDING RIGHTS. The Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of A Shares or B Shares, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of A Shares or B Shares, as the case may be, in respect of which such deduction and withholding was made by the Company.

    (j) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such person of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Company Common Stock, together with any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.03(c), and, if applicable, Notes, together with cash in lieu of Fractional Amounts and interest and other amounts payable in respect of the Notes pursuant to their terms deliverable in respect thereof pursuant to this Agreement.

    SECTION 2.04. STOCK TRANSFER BOOKS. (a) From and after the Effective Time, the stock transfer books of A and B shall be closed and there shall be no further registration of transfers of shares of capital stock of A or B thereafter on the records of A or B, as the case may be. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Company for any reason shall be converted into shares of Company Common Stock, together with any dividends or other distributions payable to which the holders thereof are entitled pursuant to Section 2.03(c), and, if applicable, Notes, together with cash in lieu of Fractional Amounts and interest and other amounts payable in respect of the Notes pursuant to their terms.

    (b) Notwithstanding anything that may be to the contrary herein, with respect to Certificates surrendered for exchange by any person constituting an "affiliate" of A or B for purposes of Rule 145 under the Securities Act of 1933, as amended (the "SECURITIES ACT," and any such person a "RULE 145 AFFILIATE"), the Company Common Stock and, if applicable, Notes shall not be delivered until the Company shall have received from such person an executed affiliate letter in the form attached hereto as EXHIBIT J as provided in Section 7.05.

    SECTION 2.05. STOCK OPTIONS; PILOTS' SHARES. (a) (i) Each option to purchase A Common Stock (each, an "A OPTION") issued pursuant to A's 1992 Stock Option Plan (the "A STOCK OPTION PLAN") or granted by A to any employee outside the A Stock Option Plan, that is outstanding and unexercised immediately prior to the Effective Time shall, as of such time, be cancelled in consideration for a cash payment by B to the holder of such A Option equal to the product of
(x) the Spread Per Option Share (as defined below), multiplied by (y) the number of shares of A Common Stock subject to such A Option, less applicable withholding taxes. Such cash payment shall be made to the holders of the A Options no later than 90 days after the Effective Time. For purposes of this
Agreement: "SPREAD PER OPTION SHARE" shall mean the EXCESS of (i) the PRODUCT of
(A) the B Share Average (as defined below) multiplied by (B) the A Exchange Ratio, over (ii) the exercise price per share of A Common Stock subject to the A Option; and "B SHARE AVERAGE" shall mean the average closing trading price per share of the B Common Stock on the AMEX during the 30 calendar day period immediately preceding the date of the Effective Time. A agrees to take all necessary action, including obtaining any consents and any resolutions of the A Board of Directors or the A Stock Option Plan committee, that may be necessary to effect the foregoing. From and after the date of this Agreement, A shall not grant any additional options to purchase shares of, or equity-based securities or rights with respect to, A Common Stock or other capital stock under the A Stock Option Plan or otherwise. Except as otherwise agreed to by the parties in this Agreement, A shall use reasonable efforts to ensure that no person shall have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement with respect to, including any right to acquire, any equity-based securities or rights of A following the Effective Time.

        (ii) As soon as practicable after the Effective Time, the Company shall deliver to the holders of A Options appropriate notices setting forth such holders' rights as described above.

    (b) Each option to purchase B Common Stock (each a "B OPTION") issued under B's 1996 Stock Incentive Plan, as amended, and B's 1996 Nonemployee Director Stock Option Plan, as amended (collectively, the "B 1996 OPTION PLANS") or granted by B to any employee outside of the B Option Plans (as defined below) that is outstanding and unexercised as of the Effective Time shall, as of such time, terminate without any further action on the part of any person. Each B Option issued under B's 1994 Stock Option Plan, as amended (the "B 1994 OPTION PLAN" and, together with the B 1996 Option Plans, the "B OPTION PLANS") that is outstanding and unexercised immediately prior to the Effective Time shall, as of such time, be assumed by the Company in such a manner that it is converted into an option to acquire, on similar terms and conditions as were applicable under the B 1994 Option Plan and the underlying option agreements (as modified by this Section 2.05), that number of shares of Company Common Stock equal to the number of shares of B Common Stock subject to such B Option and an equal number of Notes, each with a principal amount of $2.00 at an exercise price per share equal to the exercise price per share for such B Option immediately prior to the Effective Time, subject to adjustment in respect of Fractional Amounts. As soon as reasonably practicable, the Company shall file a registration statement under the Securities Act on Form S-8 with respect to the Company Common Stock subject to such assumed options. From and after the date of this Agreement, B shall not grant any additional options to purchase shares of, or other equity-based securities or rights with respect to, B Common Stock or other capital stock under the B Option Plans or otherwise. Except as otherwise agreed to by the parties in this Agreement, B shall use reasonable efforts to ensure that no person shall have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement with respect to, including any right to acquire, any equity-based securities or rights of B following the B Effective Time.

    (c) As of and after the Effective Time, each pilot participant eligible to receive a share of B Common Stock under B's Pilot 401(k) Plan and that certain Stock Allocation Agreement, dated May, 2001 (collectively referred to herein as the "PILOT ALLOCATION AGREEMENT") from the Stock Pool (as defined under such Pilot Allocation Agreement), shall be eligible to receive one share of Company

Common Stock and one Note with a principal amount of $2.00, subject to adjustment in respect of Fractional Amounts, and otherwise on the same terms and conditions as were applicable, under the Pilot Allocation Agreement.

    SECTION 2.06. DISSENTING SHARES. (a) Notwithstanding any provision of this Agreement to the contrary, any shares of capital stock of A or B held by a holder who has exercised dissenters' rights for such shares in accordance with the HBCA and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("A DISSENTING SHARES" or "B DISSENTING SHARES", as the case may be, and collectively "DISSENTING SHARES"), shall not be converted into or represent a right to receive Company Common Stock in the A Merger (in the case of A Dissenting Shares) or Company Common Stock and Notes in the B Merger (in the case of B Dissenting Shares), but the holder thereof shall only be entitled to such rights as are granted by the HBCA.

    (b) Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his dissenters' rights, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive shares of Company Common Stock, together with any dividends or distributions payable pursuant to
Section 2.03(c), Notes (to the extent applicable) with the proper principal amount and cash in lieu of Fractional Amounts pursuant to Section 2.03(f), together with any interest or other amounts to which such holder is entitled by their terms, in each case without interest thereon, upon surrender of the certificate or certificates representing such Dissenting Shares.

    (c) A shall give the Company and B, and B shall give the Company and A,
(i) prompt notice of any written demands for dissenters' rights received pursuant to the HBCA, withdrawals of such demands, and any other instruments served pursuant to the HBCA and received thereby and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Neither A nor B shall, except with the prior written consent of the other and the Company, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

    SECTION 2.07. LIMITATION ON CLOSING AND POST-CLOSING PAYMENTS FROM ASSETS OF A. The parties agree that all payments in connection with the Mergers and the transactions contemplated hereby and by the ancillary agreements that would otherwise be required to be made by A from its assets (including, without limitation, payments in respect of severance, options issued by A, dissenting shares and other matters) shall be made exclusively by B or the B Surviving Entity from its assets to the extent such payments are required to be made on or after the Closing Date.

    SECTION 2.08. DROP-DOWN. If any Drop-Down Condition is satisfied, then, as soon as reasonably practicable (and, in any event, not before the receipt of all consents and approvals that, if not obtained in connection with the Drop-Down, would have an adverse effect upon the assets, properties and rights being transferred pursuant to the Drop-Down) following the Effective Time, the Company will effect the Drop-Down pursuant to an assignment and assumption agreement between the Company and Newco Sub B and such instruments of conveyance, assignment and transfer as shall be necessary to effect the Drop-Down.

    SECTION 2.09. EMPLOYEE FUND. Promptly following the Effective Time, the Company, as previously requested by Gregory D. Brenneman, will establish, with a $250,000 initial contribution by the Company, a fund for the benefit of employees of the Company and its subsidiaries who are in need, which fund will be managed by a board of employees initially selected by the Company who will have sole discretion over the distribution of grants by such fund to employees of the Company who apply for grants therefrom.

    SECTION 2.10. ISSUANCE OF SHARES TO TW. Immediately following the Effective Time, if the aggregate number of shares of B Common Stock issued between the date hereof and the Closing Date pursuant to the exercise of B Options exceeds 250,000, the Company shall issue to TW a certificate or certificates in definitive form and registered in the name of TW representing an additional number (rounded up or down to the nearest whole number) of shares of Company Common Stock equal to 10.41% of such aggregate number. Such additional shares of Company Common Stock shall be duly authorized on or prior to such issuance and, when issued, shall be validly issued, fully paid and non-assessable, shall be issued pursuant to an exemption from the registration requirements of all applicable federal, state and foreign securities Laws and shall be free and clear of all Liens (as defined below) (other than those arising under applicable securities Laws and those arising under this Agreement or any of the ancillary agreements).

                                  ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF B

    Except as set forth in the Disclosure Schedule delivered by B to A, the Company and TW concurrently with the execution of this Agreement (the "B DISCLOSURE SCHEDULE") or in the B SEC Reports (as defined below) that have been filed with the SEC, and made publicly available through EDGAR, after December 31, 2000 and prior to the date hereof, B hereby represents and warrants to A, the Company and TW that:

    SECTION 3.01. ORGANIZATION AND QUALIFICATION. (a) B is a corporation duly organized under the laws of the Territory of Hawaii, and validly existing and in good standing under the laws of the State of Hawaii. B is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a B Material Adverse Effect. The term "B MATERIAL ADVERSE EFFECT" means any change in or effect on the business of B that is materially adverse to the financial condition, business or results of operations of B, since December 31, 2000, except for any such changes or effects resulting from this Agreement, the ancillary agreements or the transactions contemplated hereby or thereby or the announcement hereof or thereof or relating to any agreement of the type contemplated by Section 116 of the Aviation and Transportation Security Act, PROVIDED that such agreement is reasonably acceptable to TW and approved by the Secretary of the DOT (as defined below) under 49 U.S.C. Section 41308(c) and receives the prior written approval of the Company and A, and other than any change or effect which adversely affects both B and A, such as any change or effect arising out of general economic conditions unrelated to the business in which B and A are engaged, or any change or effect which affects the airline industry generally (including, but not limited to, a material change in the price of fuel and changes resulting from the terrorist attacks against the United States on September 11, 2001).

    (b) B is a "citizen of the United States" (as defined in the Federal Aviation Act of 1958, as amended, together with the aviation regulations of the FAA (as defined below), as the same may be in effect from time to time (the "FEDERAL AVIATION ACT")), and is an "air carrier" within the meaning of the Federal Aviation Act operating pursuant to the terms of one or more certificates of public convenience and necessity duly issued to it by the Department of Transportation (the "DOT"), which certificates are in full force and effect and are adequate for the conduct of the business that B is conducting. B possesses all other certificates, licenses, permits, authorizations and approvals of Governmental Authorities (including without limitation the Federal Aviation Administration (the "FAA") and the Federal Communications Commission (the "FCC")) necessary to own, lease and operate its properties and to conduct the business that B is conducting (together with those certificates referred to in the preceding sentence, the "B PERMITS"), except where the failure to possess such B Permits would not, individually or in the aggregate, have a B Material Adverse Effect.

    (c) B has no subsidiaries. The B Disclosure Schedule lists all persons in which B has any ownership, partnership, voting or joint venture interest. To the knowledge of B, all the outstanding shares of capital stock of, or other ownership interests in, each such other person (i) have been validly issued and are fully paid and nonassessable and (ii) except for director qualifying shares, are owned directly or indirectly by B, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "LIENS"), including, without limitation, in respect of restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

    SECTION 3.02. ARTICLES OF INCORPORATION AND BYLAWS. B has heretofore made available to the Company and A a complete and correct copy of the Articles of Incorporation and the Bylaws of B, each as amended. Such Articles of Incorporation and Bylaws are in full force and effect. B is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

    SECTION 3.03. CAPITALIZATION. The authorized capital stock of B consists of 60,000,000 shares of B Common Stock and 2,000,000 shares of Preferred Stock, par value $.01 per share, which shares of Preferred Stock have been divided into
(a) 1,979,993 shares of Preferred Stock, (b) 20,000 shares of Series A Junior Participating Cumulative Preferred Stock (the "B SERIES A PREFERRED STOCK"),
(c) four shares of B Series B Special Preferred Stock, (d) one share of B
Series C Special Preferred Stock, (e) one share of B Series D Special Preferred Stock and (f) one share of B Series E Special Preferred Stock. As of the close of business on December 18, 2001, (i) 34,150,809 shares of B Common Stock, no shares of B Series A Junior Participating Cumulative Preferred Stock, four shares of B Series B Special Preferred Stock, one share of B Series C Special Preferred Stock, one share of B Series D Special Preferred Stock and one share of B Series E Special Preferred Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of any series or class of capital stock of B were owned by B or held in the treasury of B,
(iii) 4,457,500 shares of B Common Stock were reserved for future issuance pursuant to the B Option Plans, options in respect of 3,033,000 shares of B Common Stock were outstanding and options in respect of 1,778,000 shares of B Common Stock were vested and exercisable at a weighted average exercise price of $3.1526 per share. Except for these options granted pursuant to B Option Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of B, or obligating B to issue, vote or sell any shares of capital stock of, or other equity interests in, B. The B 1996 Option Plans require that, at the Effective Time, each B Option issued under either of the B 1996 Option Plans that is outstanding and unexercised immediately prior to the Effective Time shall terminate without any further liability on the part of B or the B Surviving Entity and without any further action on the part of any person. At the Effective Time, (i) the B 1994 Option Plan requires that each B Option issued under such B 1994 Option Plan that is outstanding and unexercised immediately prior to the Effective Time convert and adjust as provided in
Section 2.05 hereof pursuant to the terms of such B 1994 Option Plan without any further action on the part of any person and (ii) no more than 50,000 shares of B Common Stock in the aggregate are, or will immediately prior to the B Effective Time be, issuable upon the exercise of all B Options issued pursuant to the B 1994 Option Plan that are outstanding and unexercised as of such time. All B Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of B to repurchase, redeem or otherwise acquire any shares of capital stock of B. Except for its ownership interests described in the B Disclosure Schedule, B does not beneficially own directly or indirectly and has not agreed to purchase or otherwise acquire, any of the capital stock of, or any interest convertible into or exchangeable or exercisable for, any of the capital stock of any corporation, partnership, joint venture or other business association or entity. There are no material outstanding contractual obligations of B to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. B is obligated to issue up to 1,685,380 shares of B Common Stock pursuant to the Pilots Allocation Agreement, of which 518,910 have been issued as of the date hereof.

    SECTION 3.04. AUTHORITY RELATIVE TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS. B has all necessary corporate power and authority to execute and deliver this Agreement and the ancillary agreements to which B is a party, and subject (in the case of the consummation of the B Merger only) to obtaining the required approval of the stockholders of B, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the ancillary agreements to which B is a party by B and the consummation by B of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of B are necessary to authorize this Agreement or any of the ancillary agreements to which it is a party or to consummate the transactions contemplated hereby or thereby (other than, with respect to the B Merger only, the approval and adoption of this Agreement by the votes of the stockholders described in Section 3.15 and the filing and recordation of the Articles of Merger as required by the HBCA and the filing of any Certificate of Merger as required by the DLLCA or the DGCL, as the case may be). Each of this Agreement and the ancillary agreements to which B is a party has been duly and validly executed and delivered by B and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes a legal, valid and binding obligation of B, enforceable against B in accordance with its terms.

    SECTION 3.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement and the ancillary agreements to which B is a party by B do not, and the performance of this Agreement and the ancillary agreements to which B is a party by B and the consummation by B of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of B, (ii) assuming that all consents, approvals, authorizations, notifications and other actions identified in Section 3.05(b) and the related section of the B Disclosure Schedule have been obtained and all filings and obligations described in Section 3.05(b) have been made or complied with, conflict with or violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, order, judgment or decree ("LAW") applicable to B or by which any property or asset of B is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of B pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a B Material Adverse Effect, have a material adverse effect on the ability of B to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    (b) The execution and delivery of this Agreement and the ancillary agreements to which B is a party by B do not, and the performance of this Agreement and the ancillary agreements to which B is a party by B and the consummation by B of the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency or commission ("GOVERNMENTAL AUTHORITY"), except (i) for applicable requirements, if any, of the Securities Act, Securities Exchange Act of 1934 (the "EXCHANGE ACT"), the Trust Indenture Act, state securities or "blue sky" laws ("BLUE SKY LAWS"), the American Stock Exchange ("AMEX"), the Pacific Stock Exchange ("PSE"), the notice requirements of the FCC, FAA and DOT, state takeover laws, the Worker Adjustment and Retiring Notification Act or any similar state law (collectively, "WARN"), the notice requirements of the Hawaii Dislocated Workers Act, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), Hawaii antitrust and trade regulation laws, and filing and recordation of the Articles of Merger as required by the HBCA and the filing of any Certificate of Merger as required by the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL) and
(ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a B Material Adverse Effect, have a material adverse effect on the ability of B to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    SECTION 3.06. PERMITS; COMPLIANCE. No suspension or cancellation of any of the B Permits is pending or, to the actual knowledge of B, threatened, except where the failure to have, or the suspension or cancellation of, any of the B Permits would not, individually or in the aggregate, have a B Material Adverse Effect. B is not in conflict with, or in default or violation of (a) any Law applicable to B or by which any property or asset of B is bound or affected,
(b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which B is a party or by which B or any property or asset of B is bound or affected or (c) any B Permits, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a B Material Adverse Effect.

    SECTION 3.07. SEC FILINGS; FINANCIAL STATEMENTS. (a) B has timely filed or furnished all forms, reports and documents required to be filed or furnished by it with or to the Securities and Exchange Commission (the "SEC") since
December 31, 2000 (collectively, the "B SEC REPORTS"). The B SEC Reports, as of their respective dates, (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    (b) Each of the financial statements of B (including, in each case, any notes thereto) contained in the B SEC Reports complies with all applicable requirements of the SEC and was prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the financial position and results of operations of B as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring audit adjustments which were not and are not expected, individually or in the aggregate, to have a B Material Adverse Effect).

    (c) B has no known liability or obligation of any nature (whether accrued, absolute, contingent, or otherwise) that would, individually or in the aggregate, have a B Material Adverse Effect.

    (d) B is not indebted to any director, officer, employee or agent of B (except for amounts due as normal salaries and bonuses and payments due to agents under contracts and in reimbursement of ordinary course expenses) and no such person is indebted to B, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Exchange Act since December 31, 2000.

    (e) B has no commitments, obligations or plans for capital expenditures or otherwise involving cash payments in excess of an aggregate of $2,000,000 expected to be paid or become payable either within 12 months from the date hereof or as a result of the Mergers, other than (i) pursuant to B Material Contracts (as defined below), (ii) pursuant to Section 9.05 or (iii) other payments pursuant to this Agreement and the ancillary agreements.

    SECTION 3.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2000, except as contemplated by this Agreement or any of the ancillary agreements to which it is a party, B has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any B Material Adverse Effect or any event or circumstance reasonably likely to result in a B Material Adverse Effect, (b) any material change by B in its accounting (tax, financial or otherwise) methods, principles or practices, (c) any revaluation by B of any material asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice, (d) any entry by B into any commitment or transaction material to B or any amendment or modification to, or waiver or relinquishment of any rights under, any B Permit or B Material Contract, other than after the date hereof in the regular, usual and ordinary course of business, (e) any declaration, setting aside or payment of any dividend or distribution in respect of the B Shares or any redemption, purchase or other acquisition of any of its securities, (f) any split, combination or reclassification of any of the capital stock of B or any issuance, or the authorization of any issuance, of any securities in respect of, in lieu of or in substitution for shares of capital stock of B or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan relating to any employee of B, or any other increase in the compensation payable or to become payable to any officers or key employees of B, except as required by any Law or existing agreement or plan.

    SECTION 3.09. ABSENCE OF LITIGATION. There is no litigation, suit, claim, action or proceeding pending or, to the knowledge of B, threatened in writing against B, or any property or asset of B, before any court, arbitrator or Governmental Authority, domestic or foreign, (i) seeking relief which, if ordered, would, individually or in the aggregate, have a B Material Adverse Effect or (ii) as of the date hereof, seeking relief which, if ordered, would delay or prevent the consummation of any transaction contemplated hereby or by any of the ancillary agreements. Neither B nor any property or asset of B is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of B, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority or arbitrator having, individually or in the aggregate, a B Material Adverse Effect.

    SECTION 3.10. EMPLOYEE BENEFIT PLANS; LABOR MATTERS. (a) With respect to each employee benefit plan, policy, commitment, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained or contributed to, or to which there is an obligation to contribute, by B, or with respect to which B could incur liability under Title IV of ERISA, including, but not limited to, Section 4069, 4212(c) or 4204 of ERISA (the "B BENEFIT PLANS"), B has delivered or made available to A and the Company a true and correct copy of (i) such B Benefit Plan and all amendments thereto and the most recent summary plan description related to each B Benefit Plan for which a summary plan description is required,
(ii) each trust agreement relating to such Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"),
(iv) the most recent actuarial report and/or financial statement, if any, relating to any B Benefit Plan, (v) the most recent determination letter, if any, issued by the IRS with respect to any B Benefit Plan qualified under
Section 401(a) of the Code, (vi) all material communications with any Governmental Authority (including the Pension Benefit Guaranty Corporation and the IRS) given or received within the last three years, and (vii) a description of all unwritten B Benefit Plans, if any.

    (b) To the knowledge of B, each B Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the B Benefit Plans as of the date hereof have been timely made or have been reflected on the most recent balance sheet filed or incorporated by reference in the B SEC Reports prior to the date hereof. All of the B Benefit Plans are in compliance with all applicable requirements of Law, including ERISA and the Code, except to the extent that any such non-compliance would not have a B Material Adverse Effect.

    (c) There are no pending actions, claims or lawsuits that have been asserted regarding the B Benefit Plans directly or, to the knowledge of B, against any fiduciary of any B Benefit Plan with respect to their operation (other than routine benefit claims) which could result in liability.

    (d) There is no B Benefit Plan that is a "multiemployer plan" (within the meaning of Section 3(37) of ERISA).

    (e) Each B Benefit Plan which is a "group health plan" (as defined in Section 607(1) of ERISA) is in compliance with Section 601 et seq. of ERISA, the Health Insurance Portability and Accountability Act and any other applicable federal, state or local Law.

    (f) B is not a party to any collective bargaining or other labor union contract applicable to persons employed by B and is not negotiating any collective bargaining agreements. As of the date hereof, there is no labor dispute, strike or work stoppage against B pending or, to the knowledge of B, threatened in writing which may interfere with the business activities of B, except where such dispute, strike or work stoppage would not have a B Material Adverse Effect. As of the date hereof, to the knowledge of B, none of B or its representatives or employees, has committed any unfair labor practices in connection with the operation of the business of B, and there is no charge or complaint against B by the National Labor Relations Board or any comparable federal or state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a B Material Adverse Effect.

    (g) B has delivered to A true and correct copies of (i) all employment agreements with officers of B; (ii) all severance plans, agreements, programs and policies of B with or relating to its employees; (iii) all plans, programs, agreements and other arrangements intended to satisfy the performance-based exception under Section 162(m) of the Code; and (iv) all plans, programs, agreements and other arrangements of B with or relating to its employees which contain change in control provisions.

    (h) Except as required by Law, no B Benefit Plan provides, or has liability with respect to, retiree medical or other retiree welfare benefits to any person.

    (i) B is not a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code (disregarding
Section 280G(b)(4) of the Code).

    (j) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of B to severance pay, unemployment compensation or any similar payment; (ii) accelerate the time of payment or vesting of, or increase the amount of, any compensation due to any current or former employee of B; (iii) reasonably be expected to result in any "excess parachute payment" under Section 280G of the Code; or (iv) result in any material liability to any present or former employee, including as a result of WARN.

    (k) B has no material liability, whether absolute or contingent, including any material obligations under any B Benefit Plan, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

    (l) B has not entered into any transaction with any B Benefit Plan.

    (m) Section 3.10(m) of the B Disclosure Schedule sets forth (i) a true and correct list of all individuals who would be entitled to severance payments pursuant to an individual agreement with B and the amount of cash severance payments to which each such person would be entitled thereunder and (ii) with respect to any formal or informal severance program, plan or arrangement of B that does not involve an individual agreement between B and any individual,
(A) a brief written description of
such program, plan or arrangement and (B) the number of individuals entitled to severance benefits under such program, plan or arrangement.

    (n) Section 3.10(n) of the B Disclosure Schedule sets forth a true and correct list of all persons who hold B Options, and sets forth, for each such person, (i) the number of shares of B Common Stock underlying the B Options held by such person as of the date hereof, (ii) the exercise price per share with respect to each such B Option, (iii) the expiration date for such B Option, and
(iv) the Cash-Out Amount (as defined below) with respect to the B Options (whether or not vested) that are held by such person. For purposes of this Agreement, "CASH-OUT AMOUNT" shall mean, with respect to each share of B Common Stock underlying a B Option (whether or not vested), $4.00 minus the exercise price per share of such B Option.

    (o) To the knowledge of B based on a good faith interpretation of the Air Transportation Safety and System Stabilization Act (the "STABILIZATION ACT"),
(i) except as set forth in Section 3.10(o) of the B Disclosure Schedule, no B employee's or officer's "total compensation" (within the meaning of the Stabilization Act) exceeded $300,000 in calendar year 2000 and (ii) with respect to any persons so identified pursuant to clause (i), B has not made or promised to make any payments or taken any action which may adversely affect the Company's ability to obtain a Federal credit instrument under Section 101(a)(1) of the Stabilization Act.

    SECTION 3.11. TAXES. B (i) has prepared and timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (ii) has paid all Taxes required to be shown to be due on such Tax Returns; (iii) is not a party to any Tax sharing agreement or arrangement; (iv) has withheld or collected and paid over to the appropriate Taxing Authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected, including but not limited to all employment and payroll Taxes; and (v) as of the date hereof, has neither extended nor waived any applicable statute of limitations with respect to Taxes and has not otherwise agreed to any extension of time with respect to Tax assessment or deficiency. The most recent financial statements filed with the SEC and publicly available prior to the date of this Agreement reflect an adequate reserve for all Taxes payable by B for all Taxable periods and portions thereof accrued through the date of such financial statements. No material deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against B that are not adequately reserved for in accordance with U.S. GAAP. There are no Liens for Taxes upon the assets of B except for Taxes that are not yet due and payable. As used in this Agreement,
(i) the term "TAX" (including, with correlative meaning, the terms "TAXES" and "TAXABLE") means, with respect to any Person (as defined below), (a) all taxes, domestic or non-U.S., including without limitation any income (net, gross or other, including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty, value added or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amounts imposed by any Taxing Authority, (b) any joint or several liability of such Person with any other Person for the payment of any amounts of the type described in (a) of this definition, and (c) any liability of such Person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person; (ii) the term "TAX RETURN(S)" means all returns, consolidated or otherwise, report or statement (including without limitation informational returns), required to be filed with any Taxing Authority; (iii) the term "TAXING AUTHORITY" means any authority of competent jurisdiction responsible for the imposition of any Tax; and (iv) the term "PERSON" means any corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity of any kind or nature.

    SECTION 3.12. ENVIRONMENTAL MATTERS. (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "HAZARDOUS SUBSTANCES" means (A) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act;
(B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and mixtures thereof; (D) radon;
(E) asbestos; (F) any other contaminant; and (G) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, reporting or remediation; and (ii) "ENVIRONMENTAL LAWS" means any federal, state or local Law relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (C) noise regulations or (D) otherwise relating to pollution of the environment.

    (b) To the knowledge of B, except as would not, individually or in the aggregate, have a B Material Adverse Effect: (i) B is not in violation of any Environmental Law; (ii) none of the properties owned, leased or operated exclusively by B is contaminated with any Hazardous Substance; (iii) B is not currently liable (as a result of an existing condition) to undertake investigation or remediation, or to share the costs of investigation or remediation, or to pay any other costs, with respect to any contamination under Environmental Laws or relating to Hazardous Substances; (iv) B is not liable to pay any amount or to undertake any action under any Environmental Law; (v) B has all permits, licenses and other authorizations required under any Environmental Law ("ENVIRONMENTAL PERMITS"); (vi) B is in compliance with its Environmental Permits; (vii) there are no pending, or, to the knowledge of B, threatened claims against B relating to any Environmental Law or Hazardous Substance; and
(viii) B has made available true and correct copies of any environmental reports commissioned or received by it within the last five years to each of A and the Company.

    SECTION 3.13. INSURANCE. B has obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire, terrorism, war and other risks insured against by extended coverage, as to the knowledge of B is customarily carried by reasonably prudent persons conducting businesses or owning or leasing assets similar to those owned or leased by B, and has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with the activities of B or any properties owned, occupied or controlled by B, in such amount as is customarily carried by reasonably prudent persons conducting businesses or owning assets similar to those of B. The execution, delivery, performance and consummation of this Agreement and the ancillary agreements will not affect the insurance coverage of B.

    SECTION 3.14. BOARD APPROVAL. The Board of Directors of B, acting on the recommendation of the Special Committee, has, on December 18, 2001,
(i) approved and adopted this Agreement, the B Merger and the ancillary agreements to which B is a party, (ii) determined that this Agreement, the B Merger and the ancillary agreements to which B is a party are in the best interests of B and its stockholders and that the terms of this Agreement, the B Merger and the ancillary agreements to which B is a party are advisable and fair to B and its stockholders, (iii) determined to recommend that the stockholders of B approve and adopt this Agreement and the B Merger and (iv) resolved to elect, to the extent permitted by Law, not to be subject to any "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover laws and regulations of any jurisdiction (including Sections 415-171 and 172 and Chapter 417E of the HBCA) that may purport to be applicable to this Agreement or any ancillary agreement. In addition, the Board of Directors of B has taken all necessary action under the Rights Agreement, dated December 23, 1994, by and between

B and ChaseMellon Shareholder Services LLC, as successor to Chemical Trust Company of California, as such agreement has been amended, restated, modified and supplemented from time to time (the "B RIGHTS AGREEMENT") (including any amendment thereof) so that (A) none of the execution, delivery or performance of this Agreement or any of the ancillary agreements or the consummation of any of the transactions contemplated hereby or thereby will cause (1) the rights issued pursuant to the B Rights Agreement to become exercisable, (2) a Distribution Date to occur, (3) Share Acquisition Date to occur, (4) a
Section 11(a)(ii) Event to occur or (4) a Section 13(a) Event to occur and
(B) the execution, delivery and performance of this Agreement and the ancillary agreements and the consummation of the transactions contemplated hereby and thereby will be exempt from the B Rights Agreement. B has furnished the other parties to this Agreement with a true and correct copy of the resolutions of the Board of Directors of B that has the effects specified in the preceding sentence.

    SECTION 3.15. VOTE REQUIRED. The only vote of the holders of any class or series of capital stock of B necessary to approve this Agreement, the ancillary agreements to which B is a party, the B Merger and the other transactions contemplated hereby and thereby is the affirmative vote of the holders of at least 75% of the outstanding B Shares, voting together as a class, to approve and adopt the B Merger as provided for in this Agreement. To the knowledge of B, the stockholder approval described in Section 8.01(a)(ii) (a) will, when obtained, comply with Section 414-264 of the HBCA and (b) assuming the record date for the B Stockholders' Meeting were December 17, 2001, will not require the affirmative vote of more than 77.5% of the outstanding shares of B Common Stock and B Special Preferred Stock, voting together as a class.

    SECTION 3.16. CERTAIN AGREEMENTS. All contracts listed or which would be required to be listed as an exhibit to any of the B SEC Reports under the rules and regulations of the SEC and any contracts that would be required to be so listed but for the exception with respect to listing contracts made in the ordinary course of business and all other material contracts that purport to bind B or any of its properties or assets, including all contracts that are with any union or that relate to indebtedness, board composition, governance or control rights, the acquisition or disposition of aircraft or other material assets or that constitute a capital or operating lease (the "B MATERIAL CONTRACTS"), are valid and in full force and effect, and neither B nor, to B's knowledge, any other party to any such contract has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, would (a) constitute a default, (b) give rise to a right of termination on the part of any other party thereto, (c) result in the acceleration of any payments due or (d) give rise to the imposition of any fees, penalties, payments or other charges that would not otherwise apply, under the provisions of any such B Material Contract. Section 3.16 of the B Disclosure Schedule sets forth a true and correct list of the B Material Contracts, as amended, supplemented, waived or otherwise modified, including, for each such B Material Contract, the date thereof and the names of each of the parties thereto. B has heretofore made available to the Company and A a complete and correct copy of each such B Material Contract. Neither B nor, to the knowledge of B, any of its affiliates has entered into any agreement or arrangement limiting or otherwise restricting B or any of its affiliates or successors from engaging or competing in any line of business or in any geographic area.

    SECTION 3.17. REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied in writing by B for inclusion or incorporation by reference in the Registration Statement (as defined below), including the Joint Proxy Statement/Prospectus (as defined below) contained therein, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to B) in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the HBCA.

    SECTION 3.18. INTELLECTUAL PROPERTY. (a) Section 3.18(a) of the B Disclosure Schedule sets forth a true, correct and complete list of all material specified in clause (i) or (iv) below that is registered, or pending registration, with any Governmental Authority and all material Intellectual Property specified in clause (ii) or (v) below, in each case that is owned by, used by or licensed to B, specifying, as to each item, as applicable: (A) the nature of the item, including the title;
(B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates. "INTELLECTUAL PROPERTY" means all intellectual property in any jurisdiction, including: (i) all trademarks, service marks, brand names, certification marks, trade dress, assumed names, business names, trade names and other indications of origin (including, in each case, the goodwill associated therewith), whether registered or unregistered; (ii) any and all patent applications, and patents (including letters patent and industrial designs), design registrations, and applications to register industrial designs that issue, and any and all rights to any of the foregoing anywhere in the world, including any provisionals, substitutions, extensions, supplementary patent certificates, reissues, renewals, divisions, continuations-in-part, continuations or other continued prosecution applications, requests for continued examination, and other similar filings or notices provided for under the laws of the United States, or of any other country; (iii) trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, inventor's notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information (whether or not patentable), inventions, invention disclosures, unpatented blue prints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information; (iv) writings and other copyrightable works of authorship, including computer programs, source code, object code and documentation (whether or not released) databases and documentation therefor, and all copyrights and any non-registered copyrights to any of the foregoing; (v) Internet protocol addresses and networks, including domain names, e-mail addresses, world wide web
(www) and http addresses, network names, network addresses and services;
(vi) privacy and publicity rights; (vii) any similar intellectual property or proprietary rights; and (viii) registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof and all other rights to any of the foregoing. "B INTELLECTUAL PROPERTY" means the Intellectual Property that is owned by, used by or licensed to B.

    (b) To the knowledge of B, B owns the entire right, title and interest in and to, or has a valid license to use, the B Intellectual Property (including, without limitation, the right to use and, with respect to the Intellectual Property owned by B, the right to license the same). There are no pending, or to the knowledge of B, threatened in writing actions, claims or proceedings of any nature affecting or relating to the B Intellectual Property. There are no notices or claims currently pending or received by B that claim infringement of or by any B Intellectual Property. There is, to the knowledge of B, no reasonable basis upon which any claim may be asserted by or against B for infringement or misappropriation of or by any B Intellectual Property. All letters patent, registrations and certificates issued by any Governmental Authority relating to the B Intellectual Property and all licenses and other agreements pursuant to which B uses the B Intellectual Property are valid and subsisting, have been properly maintained and neither B nor, to the knowledge of B, any third party, is in default or violation thereunder. The Intellectual Property owned or licensed by B constitutes all Intellectual Property necessary to conduct the business as it is presently conducted.

    SECTION 3.19. ASSETS. Except as would not, individually or in the aggregate, have a B Material Adverse Effect, the assets, properties, rights and contracts held by B are sufficient to permit B to conduct its business as currently being conducted. All assets and property owned or leased by B are owned free and clear of all Liens except for (i) those Taxes and general assessments not in default and payable without penalty or interest and
(ii) those that do not materially adversely interfere with any present or planned use of such property.

    SECTION 3.20. AIRCRAFT; MAINTENANCE. Section 3.20 of the B Disclosure Schedule sets forth a true, correct and complete list of all aircraft owned by B and all lease, sublease or other agreements (including without limitation by means of one or more capital leases) pursuant to which B operates aircraft, including a description of the type and aircraft number of each such aircraft and the date B placed such aircraft in service or proposes to place such aircraft in service. Each such aircraft is in airworthy condition and is being maintained according to applicable FAA and other applicable regulatory standards and is owned free and clear of Liens.

    SECTION 3.21. ROUTES. Section 3.21 of the B Disclosure Schedule sets forth a true, correct and complete list of all flight routes flown by B.

    SECTION 3.22. OPINION OF FINANCIAL ADVISOR. The Board of Directors of B and the Special Committee have received the written opinion of Morgan Stanley & Co. Incorporated, in customary form, to the effect that, as of the date of this Agreement, the consideration to be received by holders of B Common Stock (other than C, TW, the Company and their respective affiliates) in the B Merger is fair to such stockholders from a financial point of view, a copy of which opinion has been delivered to the Company and A.

    SECTION 3.23. BROKERS; EXPENSES. (a) No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated and SMC and John W. Adams) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of B. B has heretofore made available to the Company and A a complete and correct copy of all agreements with Morgan Stanley & Co. Incorporated pursuant to which such persons would be entitled to any payment relating to such transactions.

    (b) Except as contemplated by the SMC/Adams Advisory Agreement, B has not funded, reimbursed or otherwise paid for (and has not agreed, or otherwise undertaken any obligation, to fund, reimburse or otherwise pay for) any fees, costs, expenses or other charges to SMC or John W. Adams (other than existing salary and other regular, usual and ordinary course payments to John W. Adams).

    SECTION 3.24. TAKEOVER STATUTES. This Agreement, the ancillary agreements and the transactions contemplated hereby and thereby have been approved in writing by the board of directors of B to the extent necessary for there to be no "Take-over offer" (as defined in Chapter 417E of the HBCA) relating to B or its securities in connection herewith or therewith. As of the date hereof, no "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation (including, without limitation, Section 415-171 and Section 415-172 and Chapter 417E of the HBCA) is applicable to the B Merger or the other transactions contemplated by this Agreement or any of the ancillary agreements.

                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES OF A

    Except as set forth in the financial statements of A referred to in
Section 4.07(a) and except as set forth in the Disclosure Schedule (the "A DISCLOSURE SCHEDULE"), in each case delivered by A to B, the Company and TW concurrently with the execution of this Agreement, A hereby represents and warrants to B, the Company and TW that:

    SECTION 4.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. (a) A is a corporation duly organized, validly existing and in good standing under the laws of the State of Hawaii and each subsidiary of A is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of A and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have an A Material Adverse Effect. The term "A MATERIAL ADVERSE EFFECT" means (i) any change in or effect on the business of A and its subsidiaries that is materially adverse to the financial condition, business or results of operations of A and its subsidiaries taken as a whole, since December 31, 2000, except for any such changes or effects resulting from this Agreement, the ancillary agreements or the transactions contemplated hereby or thereby or the announcement hereof or thereof or relating to any agreement of the type contemplated by

Section 116 of the Aviation and Transportation Security Act, PROVIDED that such agreement is reasonably acceptable to TW and approved by the Secretary of the DOT under 49 U.S.C. Section 41308(c) and receives the prior written approval of the Company and A, and other than any change or effect which adversely affects both A and B, such as any change or effect arising out of general economic conditions not related to the business in which A and B are engaged, or any change or effect which affects the airline industry generally (including, but not limited to, a material change in the price of fuel and changes resulting from the terrorist attacks against the United States on September 11, 2001).

    (b) Each of Aloha Airlines, Inc. and Aloha IslandAir, Inc. is a "citizen of the United States" as defined in the Federal Aviation Act and is an "air carrier" within the meaning of the Federal Aviation Act operating pursuant to the terms of an exemption authority and (i) in the case of Aloha
Airlines, Inc., the certificate of public convenience and necessity duly issued to it by the DOT and (ii) in the case of Aloha IslandAir, Inc., an air taxi operator commuter air carrier registration, which certificates, registrations and authorities are in full force and effect and are adequate for the conduct of the businesses that each of such subsidiaries of A is conducting. Each of A and its subsidiaries possesses all other certificates, licenses, permits, authorizations and approvals of Governmental Authorities (including without limitation the FAA and the FCC) necessary to own, lease and operate its properties and to conduct the business that each of A and its subsidiaries is conducting (together with those certificates referred to in the preceding sentence, the "A PERMITS"), except where the failure to possess such A Permits would not, individually or in the aggregate, have an A Material Adverse Effect.

    (c) The A Disclosure Schedule lists all subsidiaries of A and all other persons in which A has any ownership, partnership, voting or joint venture interest. To the knowledge of A, all the outstanding shares of capital stock of, or other ownership interests in, each such subsidiary (and, to the extent beneficially owned by A, other person) (i) have been validly issued and are fully paid and nonassessable and (ii) except for director qualifying shares, are owned directly or indirectly by A, free and clear of all Liens, including, without limitation, in respect of restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

    SECTION 4.02. ARTICLES OF INCORPORATION AND BYLAWS. A has heretofore made available to the Company and B a complete and correct copy of the Articles of Incorporation and the Bylaws of A and the equivalent organizational documents of its subsidiaries, each as amended if applicable. Such Articles of Incorporation, Bylaws and equivalent organizational documents are in full force and effect. Neither A nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

    SECTION 4.03. CAPITALIZATION. The authorized capital stock of A consists of (a) 22,483,750 shares of A Class A Common Stock, (b) 4,072,829 shares of A Class B Common Stock, (c) 111,726 shares of Series A 12% Redeemable Cumulative Preferred Stock, face value $28.50 per share, of A (the "A SERIES A PREFERRED STOCK"), (d) 20,000 shares of A Series B Preferred Stock and (e) 100,000 shares of A Series C Preferred Stock. As of the close of business on December 18, 2001,
(i) 4,442,991 shares of A Class A Common Stock, 2,927,174 shares of Class B Common Stock, no shares of A Series A Preferred Stock, 5,308 shares of A
Series B Preferred Stock and 15,000 shares of A Series C Preferred Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of any series or class of capital stock of A were owned by A or held in the treasury of A or owned by any subsidiaries of A and
(iii) 483,680 shares of A Class A Common Stock were reserved for future issuance pursuant to the A Stock Option Plan, options in respect of 483,000 shares of A Class A Common Stock were outstanding and options in respect of 403,000 shares of A Class A Common Stock were vested and exercisable at a weighted average exercise price of $4.21 per share. Immediately prior to the Effective Time on the Closing Date after the conversion of the A Series B Preferred Stock in accordance with Section 2.01(a)(i), the issued and outstanding shares of capital stock of A shall consist exclusively of: 5,524,496 shares of A Class A Common Stock, 2,927,174 shares of Class B Common Stock, no shares of A Series A Preferred Stock, no shares of A Series B Preferred Stock and 15,000 shares of A Series C Preferred Stock, all of which will be validly issued, fully paid and nonassessable.

Except for the options granted pursuant to the A Stock Option Plan and the rights of holders of shares of A Series B Preferred Stock to convert such shares into A Class A Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of A or any subsidiary of A or obligating A or any subsidiary of A to issue or sell any shares of capital stock of, or other equity interests in, A or any subsidiary of A. All A Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of A or any subsidiary of A to repurchase, redeem or otherwise acquire any shares of capital stock of A or any subsidiary of A. Except for its ownership interests in its subsidiaries described in the A Disclosure Schedule, neither A nor any subsidiary of A beneficially owns directly or indirectly or has agreed to purchase or otherwise acquire, any of the capital stock of, or any interest convertible into or exchangeable or exercisable for, any of the capital stock of any corporation, partnership, joint venture or other business association or entity. There are no material outstanding contractual obligations of A or any subsidiary of A to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

    SECTION 4.04. AUTHORITY RELATIVE TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS. A has all necessary corporate power and authority to execute and deliver this Agreement and the ancillary agreements to which A is a party, subject (in the case of the consummation of the A Merger only) to obtaining the required approval of the stockholders of A, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the ancillary agreements to which A is a party by A and the consummation by A of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of A are necessary to authorize this Agreement or any of the ancillary agreements to which A is a party or to consummate the transactions contemplated hereby or thereby (other than, with respect to the A Merger only, the approval and adoption of this Agreement by the vote of the stockholders described in Section 4.15 and the filing and recordation of the Articles of Merger as required by the HBCA and the filing of any Certificate of Merger as required by the DGCL or the DLLCA, as the case may be). Each of this Agreement and the ancillary agreements to which A is a party has been duly and validly executed and delivered by A and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of A, enforceable against A in accordance with its terms.

    SECTION 4.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement and the ancillary agreements to which A is a party by A do not, and the performance of this Agreement and the ancillary agreements to which A is a party by A and the consummation by A of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of A or its subsidiaries, (ii) assuming that all consents, approvals, authorizations, notifications and other actions identified in Section 4.05(b) of the A Disclosure Schedule have been obtained and all filings and obligations described in Section 4.05(b) have been made or complied with, conflict with or violate any Law applicable to A or any of its subsidiaries or by which any property or asset of A or any of its subsidiaries is bound or affected, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of A or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have an A Material Adverse Effect, have a material adverse effect on the ability of A to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    (b) The execution and delivery of this Agreement and the ancillary agreements to which A is a party by A do not, and the performance of this Agreement and the ancillary agreements to which A is a party by A and the consummation by A of the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the notice requirements of the FCC, FAA and DOT, state takeover laws, WARN, the notice requirements of the Hawaii Dislocated Workers Act, the pre-merger notification requirements of the HSR Act, Hawaii antitrust and trade regulation laws and filing and recordation of the Articles of Merger as required by the HBCA and the filing of any Certificate of Merger as required by the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL) and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have an A Material Adverse Effect, have a material adverse effect on the ability of A to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    SECTION 4.06. PERMITS; COMPLIANCE. No suspension or cancellation of any of the A Permits is pending or, to the actual knowledge of A, threatened, except where the failure to have, or the suspension or cancellation of, any of the A Permits would not, individually or in the aggregate, have an A Material Adverse Effect. Neither A nor any of its subsidiaries is in conflict with, or in default or violation of, (a) any Law applicable to A or any of its subsidiaries or by which any property or asset of A or any of its subsidiaries is bound or affected, (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which A or any subsidiary of A is a party or by which A or any of its subsidiaries or any property or asset of A or any of its subsidiaries is bound or affected or
(c) any A Permits, except for any such defaults or violations that would not, individually or in the aggregate, have an A Material Adverse Effect.

    SECTION 4.07. FINANCIAL STATEMENTS. (a) A's audited consolidated financial statements (including, in each case, any notes thereto) at and for the years ended December 31, 2000, 1999 and 1998 and A's unaudited consolidated financial statements (including, in each case, any notes thereto) at and for the nine months ended September 30, 2001 (collectively, the "A FINANCIAL STATEMENTS"), true and complete copies of which have been previously delivered to B, have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position and results of operations of A and its subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring audit adjustments which were not and are not expected, individually or in the aggregate, to have an A Material Adverse Effect).

    (b) A has no known liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would, individually or in the aggregate, have an A Material Adverse Effect.

    (c) A is not indebted to any director, officer, employee or agent of A (except for amounts due as normal salaries and bonuses and payments due to agents under contracts and in reimbursement of ordinary course expenses) and no such person is indebted to A, and there have been no other transactions of the type which would be required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Exchange Act since December 31, 2000, but for the fact that neither A nor any subsidiary of A is subject to the Exchange Act and does not file reports thereunder.

    (d) A has no commitments, obligations or plans for capital expenditures or otherwise involving cash payments in excess of an aggregate of $2,000,000 expected to be paid or to become payable either within 12 months from the date hereof or as a result of the Mergers, other than (i) pursuant to A

Material Contracts (as defined below), (ii) pursuant to Section 9.05 or
(iii) other payments pursuant to this Agreement and the ancillary agreements.

    SECTION 4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2000, except as contemplated by this Agreement or any of the ancillary agreements to which it is a party, each of A and its subsidiaries has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any A Material Adverse Effect or any event or circumstance reasonably likely to result in an A Material Adverse Effect, (b) any material change by A in its accounting (tax, financial or otherwise) methods, principles or practices, (c) any revaluation by A or any of its subsidiaries of any material asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice, (d) any entry by A or any of its subsidiaries into any commitment or transaction material to A and its subsidiaries taken as a whole or any amendment or modification to, or waiver or relinquishment of any rights under, any A Permit or A Material Contract, other than after the date hereof in the regular, usual and ordinary course of business, (e) any declaration, setting aside or payment of any dividend or distribution in respect of the A Shares or any redemption, purchase or other acquisition of any of its securities, (f) any split, combination or reclassification of any of the capital stock of A or any of its subsidiaries or any issuance, or the authorization of any issuance, of any securities in respect of, in lieu of or in substitution for shares of capital stock of A or any of its subsidiaries, or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan relating to any employee of A or of any subsidiary of A, or any other increase in the compensation payable or to become payable to any officers or key employees of A or any of its subsidiaries, except as required by Law or any existing agreement or plan.

    SECTION 4.09. ABSENCE OF LITIGATION. There is no litigation, suit, claim, action or proceeding pending or, to the knowledge of A, threatened in writing against A or any of its subsidiaries, or any property or asset of A or any of its subsidiaries, before any court, arbitrator or Governmental Authority, domestic or foreign, (i) seeking relief which, if ordered, would, individually or in the aggregate, have an A Material Adverse Effect or (ii) as of the date hereof, seeking relief which, if ordered, would delay or prevent the consummation of any transaction contemplated hereby or by any of the ancillary agreements. Neither A or any of its subsidiaries nor any property or asset of A or any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of A, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority or arbitrator having, individually or in the aggregate, an A Material Adverse Effect.

    SECTION 4.10. EMPLOYEE BENEFIT PLANS; LABOR MATTERS. (a) With respect to each employee benefit plan, policy, commitment, program, arrangement and contract (including, without limitation, any employee benefit plan, as defined in Section 3(3) of ERISA, sponsored, maintained or contributed to, or to which there is an obligation to contribute, by A, or with respect to which A could incur liability under Title IV of ERISA, including, but not limited to,
Section 4069, 4212(c) or 4204 of ERISA (the "A BENEFIT PLANS"), A has delivered or made available to B and the Company a true and correct copy of (i) the most recent summary plan description related to each A Benefit Plan and all amendments thereto for which a summary plan description is required, (ii) each trust agreement relating to such Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the IRS, (iv) the most recent actuarial report and/or financial statement, if any, relating to an A Benefit Plan, (v) the most recent determination letter, if any, issued by the IRS with respect to any A Benefit Plan qualified under Section 401(a) of the Code, (vi) all material communications with any Governmental Authority

(including the Pension Benefit Guaranty Corporation and the IRS) given or received within the last three years, and (vii) a description of all unwritten A Benefit Plans, if any.

    (b) To the knowledge of A, each A Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the A Benefit Plans as of the date hereof have been timely made or have been reflected on A's most recent consolidated balance sheet. All of the A Benefit Plans are in compliance with all applicable requirements of Law, including ERISA and the Code, except to the extent that any such noncompliance would not have an A Material Adverse Effect.

    (c) There are no pending actions, claims or lawsuits that have been asserted regarding the A Benefit Plans directly or, to the knowledge of A, against any fiduciary of any A Benefit Plan with respect to their operation (other than routine benefit claims) which could result in liability.

    (d) There is no A Benefit Plan that is a "multiemployer plan" (within the meaning of Section 3(37) of ERISA).

    (e) Each A Benefit Plan which is a "group health plan" (as defined in Section 607(1) of ERISA) is in compliance with Section 601 et seq. of ERISA, the Health Insurance Portability and Accountability Act and any other applicable federal, state or local law.

    (f) Neither A nor any subsidiary of A is a party to any collective bargaining or other labor union contract applicable to persons employed by A or any subsidiary of A and neither A nor any subsidiary of A is negotiating any collective bargaining agreements. As of the date hereof, there is no labor dispute, strike or work stoppage against A or any subsidiary of A pending or, to the knowledge of A, threatened in writing which may interfere with the business activities of A, except where such dispute, strike or work stoppage would not have an A Material Adverse Effect. As of the date hereof, to the knowledge of A, none of A or any subsidiary of A or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the business of A or any of its subsidiaries, and there is no charge or complaint against A or any subsidiary of A by the National Labor Relations Board or any comparable federal or state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have an A Material Adverse Effect.

    (g) A has delivered to B true and correct copies of (i) all employment agreements with officers of A and the subsidiaries of A; (ii) all severance plans, agreements, programs and policies of A and the subsidiaries of A with or relating to their employees; (iii) all plans, programs, agreements and other arrangements intended to satisfy the performance-based exception under
Section 162(m) of the Code; and (iv) all plans, programs, agreements and other arrangements of A and the subsidiaries of A with or relating to their respective employees which contain change in control provisions.

    (h) Except as required by Law, no A Benefit Plan provides, or has liability with respect to, retiree medical or other retiree welfare benefits to any person.

    (i) A is not a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code (disregarding
Section 280G(b)(4) of the Code).

    (j) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of A to severance pay, unemployment compensation or any similar payment; (ii) accelerate the time of payment or vesting of, or increase the amount of, any compensation due to any current or former employee of A; (iii) reasonably be expected to result in any "excess parachute payment" under Section 280G of the Code; or (iv) result in any material liability to any present or former employee, including as a result of WARN.

    (k) A has no material liability, whether absolute or contingent, including any material obligations under any A Benefit Plan, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

    (l) A has not entered into any transaction with any A Benefit Plan.

    (m) In respect of all employees of A (other than A's current Chief Executive Officer and A's current Chief Financial Officer), liabilities of A and its subsidiaries in respect of any (i) severance payments and (ii) payments in respect of the cancellation of outstanding A Options in accordance with
Section 2.05 hereof, arising in connection with the consummation of the A Merger, shall not exceed $1,300,000 in the aggregate.

    (n) Section 4.10(n) of the A Disclosure Schedule sets forth (i) a true and correct list of all individuals who would be entitled to severance payments pursuant to an individual agreement with A or any of its subsidiaries and the amount of cash severance payments to which each such person would be entitled and (ii) with respect to any formal or informal severance program, plan or arrangement of A or any of its subsidiaries that does not involve an individual agreement between A or any of its subsidiaries and any individual, (A) a brief written description of such program, plan or arrangement and (B) the number of individuals entitled to severance benefits under such program, plan or arrangement.

    (o) To the knowledge of A based on a good faith interpretation of the Stabilization Act, (i) except as set forth in Section 4.10(o) of the A Disclosure Schedule, no A employee's or officer's total compensation (within the meaning of the Stabilization Act) exceeded $300,000 in calendar year 2000 and
(ii) with respect to any persons so identified pursuant to clause (i), A has not made or promised to make any payments or taken any action which may adversely affect the Company's ability to obtain a Federal credit instrument under
Section 101(a)(1) of the Stabilization Act.

    SECTION 4.11. TAXES. Each of A and each subsidiary of A (i) has prepared and timely filed all material Tax Returns required to be filed by any of them, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (ii) have paid all Taxes required to be shown to be due on such Tax Returns; (iii) are not parties to any tax sharing agreement or arrangement other than with each other; (iv) have withheld or collected and paid over to the appropriate Taxing Authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected, including but not limited to all employment and payroll Taxes; and (v) as of the date hereof, have neither extended nor waived any applicable statute of limitations with respect to Taxes and have not otherwise agreed to any extension of time with respect to Tax assessment or deficiency. No material deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against A or any subsidiary of A that are not adequately reserved for in accordance with U.S. GAAP. There are no Liens for Taxes upon the assets of A except for Taxes that are not yet due and payable.

    SECTION 4.12 ENVIRONMENTAL MATTERS. To the knowledge of A, except as would not, individually or in the aggregate, have an A Material Adverse Effect:
(i) neither A nor any of its subsidiaries is in violation of any Environmental Law; (ii) none of the properties owned, leased or operated exclusively by A or any of its subsidiaries is contaminated with any Hazardous Substance;
(iii) none of A or any of its subsidiaries is currently liable (as a result of an existing condition) to undertake investigation or remediation, or to share the costs of investigations or remediation, or to pay any other costs, with respect to any contamination under Environmental Laws or relating to Hazardous Substances; (iv) neither A nor any of its subsidiaries is liable to pay any amount or to undertake any action under any Environmental Law; (v) each of A and its subsidiaries has all requisite Environmental Permits; (vi) each of A and its subsidiaries is in compliance with its Environmental Permits; (vii) there are no pending, or, to the knowledge of A, threatened claims against A or any of its subsidiaries relating to any Environmental Law or Hazardous Substance; and (viii) each of A and its subsidiaries has made available true and correct copies of any environmental reports commissioned or received by it within the last five years to each of B and the Company.

    SECTION 4.13 INSURANCE. A has obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire, terrorism, war and other risks insured against by extended coverage, as to the knowledge of A is customarily carried by reasonably prudent persons conducting businesses or owning or leasing assets similar to those owned or leased by A and its subsidiaries, and each has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with the activities of A or any of its subsidiaries or any properties owned, occupied or controlled by A or any of its subsidiaries, in such amount as is customarily carried by reasonably prudent persons conducting businesses or owning assets similar to those of A and its subsidiaries. The execution, delivery, performance and consummation of this Agreement and the ancillary agreements will not affect the insurance coverage of A and its subsidiaries.

    SECTION 4.14  BOARD APPROVAL.  The Board of Directors of A has, on
December 18, 2001, unanimously (i) approved this Agreement, the A Merger and the ancillary agreements to which A is a party, (ii) determined that this Agreement, the A Merger and the ancillary agreements to which A is a party are in the best interests of A and its stockholders and that the terms of this Agreement, the A Merger and the ancillary agreements to which A is a party are advisable and fair to A and its stockholders, (iii) determined to recommend that the stockholders of A approve and adopt this Agreement and the A Merger Agreement and
(iv) resolved to elect, to the extent permitted by Law, not to be subject to any "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover laws and regulations of any jurisdiction (including Sections 415-171 and 172 and Chapter 417E of the HBCA) that may purport to be applicable to this Agreement or any ancillary agreement.

    SECTION 4.15 VOTE REQUIRED. The only vote of the holders of any class or series of capital stock of A necessary to approve this Agreement, the ancillary agreements to which A is a party, the A Merger and the other transactions contemplated hereby and thereby is the affirmative vote of the holders of at least 75% of the outstanding A Shares, voting together as a class, to approve and adopt the A Merger as provided for in this Agreement.

    SECTION 4.16 CERTAIN AGREEMENTS. All contracts which would be required to be listed as an exhibit to any SEC reports of A (if A were a reporting issuer required to file such reports) under the rules and regulations of the SEC and any contracts that would be required to be so listed but for the fact that A is not a reporting issuer and the exception with respect to listing contracts made in the ordinary course of business and all other material contracts that purport to bind A, any of its subsidiaries or any of their respective properties or assets, including all contracts that are with any union or that relate to indebtedness, board composition, governance or control rights, the acquisition or disposition of aircraft or other material assets or that constitute a capital or operating lease (the "A MATERIAL CONTRACTS"), are valid and in full force and effect, and neither A nor, to A's knowledge, any other party to any such contract has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, would (a) constitute a default, (b) give rise to a right of termination on the part of any other party thereto, (c) result in the acceleration of any payments due thereunder or
(d) give rise to the imposition of any fees, penalties, payments or other charges to A that would not otherwise apply, under the provisions of any such A Material Contract. Section 4.16 of the A Disclosure Schedule sets forth a true and correct list of the A Material Contracts, as amended, supplemented, waived or otherwise modified, including, for each such A Material Contract, the date thereof and the names of each of the parties thereto. A has heretofore made available to the Company and B a complete and correct copy of each such A Material Contract.

Neither A nor, to the knowledge of A, any of its affiliates has entered into any agreement or arrangement limiting or otherwise restricting A or any of its affiliates or successors from engaging or competing in any line of business or in any geographic area.

    SECTION 4.17 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied in writing by A for inclusion or incorporation by reference in the Registration Statement, including the Joint Proxy Statement/Prospectus contained therein, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to A) in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the HCBA.

    SECTION 4.18 INTELLECTUAL PROPERTY. (a) Section 4.18(a) of the A Disclosure Schedule sets forth a true, correct and complete list of all material Intellectual Property specified in clause (i) or (iv) of the definition of Intellectual Property in Section 3.18 above that is registered, or pending registration, with any Governmental Authority and all material Intellectual Property specified in clause (ii) or (v) of such definition, in each case that is owned by, used by or licensed to A or any subsidiary of A specifying, as to each item, as applicable: (A) the nature of the item, including the title;
(B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates. "A INTELLECTUAL PROPERTY" means the Intellectual Property that is owned by, used by or licensed to A or any of its subsidiaries.

    (b) To the knowledge of A, A or a subsidiary of A owns the entire right, title and interest in and to, or has a valid license to use, the A Intellectual Property (including, without limitation, the right to use and, with respect to the Intellectual Property owned by A or a subsidiary of A, the right to license the same). There are no pending, or to the knowledge of A, threatened in writing, actions, claims or proceedings of any nature affecting or relating to the A Intellectual Property. There are no notices or claims currently pending or received by A that claim infringement of or by any A Intellectual Property. There is, to the knowledge of A, no reasonable basis upon which any claim may be asserted by or against A or any subsidiary of A for infringement or misappropriation of or by any A Intellectual Property. All letters patent, registrations and certificates issued by any Governmental Authority relating to the Intellectual Property and all licenses and other agreements pursuant to which A or any subsidiary of A uses the A Intellectual Property are valid and subsisting, have been properly maintained and none of A, any subsidiary of A or, to the knowledge of A, any third party, is in default or violation thereunder. The Intellectual Property owned or licensed by A and its subsidiaries constitutes all of the Intellectual Property necessary to conduct the business as it is presently conducted.

    SECTION 4.19 ASSETS. Except as would not, individually or in the aggregate, have an A Material Adverse Effect, the assets, properties, rights and contracts held by A and its subsidiaries are sufficient to permit A and its subsidiaries to conduct its business as currently being conducted. All assets and property owned or leased by A and its subsidiaries are owned free and clear of all Liens except for (i) those Taxes and general assessments not in default and payable without penalty or interest and (ii) those that do not materially adversely interfere with any present or planned use of such property.

    SECTION 4.20 AIRCRAFT; MAINTENANCE. Section 4.20 of the A Disclosure Schedule sets forth a true, correct and complete list of all aircraft owned by A and its subsidiaries and all lease, sublease or other agreements (including without limitation by means of one or more capital leases) pursuant to which A or any of its subsidiaries operates aircraft, including a description of the type and aircraft number of each such aircraft and the date A or its subsidiary placed such aircraft in service or proposes to place such aircraft in service. Each such aircraft is in airworthy condition and is being maintained according to applicable FAA regulatory standards and is owned free and clear of Liens.

    SECTION 4.21 ROUTES. Section 4.21 of the A Disclosure Schedule sets forth a true, correct and complete list of all flight routes flown by A and its subsidiaries.

    SECTION 4.22 BROKERS; EXPENSES. (a) No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of A.

    (b) A has not funded, reimbursed or otherwise paid for (and has not agreed, or otherwise undertaken any obligation, to fund, reimburse or otherwise pay for) any fees, costs, expenses or other charges to Mercer in connection with such transactions and all other obligations of A or any of its subsidiaries to Mercer are set forth in agreements provided by A to B and the Company.

    SECTION 4.23 TAKEOVER STATUTES. This Agreement, the ancillary agreements and the transactions contemplated hereby and thereby have been approved in writing by the board of directors of A to the extent necessary for there to be no "Take-over offer" (as defined in Chapter 417E of the HBCA) relating to A or its securities in connection herewith or therewith. As of the date hereof, no "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation (including, without limitation, Section 415-171 and Section 415-172 and Chapter 417E of the HBCA) is applicable to the A Merger or the other transactions contemplated by this Agreement or any of the ancillary agreements.

                                   ARTICLE V
              REPRESENTATIONS AND WARRANTIES OF TW AND THE COMPANY

    TW and the Company, jointly and severally, hereby represent and warrant to A and B that:

    SECTION 5.01 ORGANIZATION AND QUALIFICATION; OPERATIONS. Each of TW and the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. As of the Closing Date, each of the New Company Subsidiaries (as defined below) will be a Delaware limited liability company or Delaware corporation, as applicable, that is duly organized, validly existing and in good standing under the laws of the State of Delaware. As of the Closing Date, each of the New Company Subsidiaries will have been formed solely for the purpose of engaging in the transactions contemplated hereby. The Company has not engaged in any business activities, has not conducted any operations, has no assets, properties or rights and has no liabilities or obligations (whether accrued, absolute, contingent, known or unknown or otherwise), other than as expressly contemplated by this Agreement and the ancillary agreements. As of the Closing Date, none of the New Company Subsidiaries will have engaged in any business activities, will have conducted any operations, will have any assets, properties or rights or will have any liabilities or obligations (whether accrued, absolute, contingent, known or unknown or otherwise), other than as expressly contemplated by this Agreement and the ancillary agreements. Except for the New Company Subsidiaries, each of which will be a direct, wholly-owned subsidiary of the Company, neither the Company nor any subsidiary of the Company beneficially owns directly or indirectly and, except as expressly contemplated by this Agreement or the ancillary agreements, has agreed to purchase or otherwise acquire, any of the capital stock of or other equity interest in, or any interest convertible into or exchangeable or exercisable for, any of the capital stock or any other equity interest in any corporation, partnership, joint venture or other business association or entity. Except as expressly contemplated by this Agreement or the ancillary agreements and except for investments in the New Company Subsidiaries not to exceed $4,000 in the aggregate, there are no outstanding contractual obligations of the Company or any subsidiary of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Each of TW and the Company is a "citizen of the United States" (as defined in the Federal Aviation Act) and, as of the Closing Date, each the New Company Subsidiaries will be a "citizen of the United States" (as defined in the Federal Aviation Act).

    SECTION 5.02 ORGANIZATIONAL DOCUMENTS. The Company heretofore has made available to A and B a complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company, and prior to the Closing Date will have made available to A and B complete and correct copies of the equivalent organizational documents of each of the New Company Subsidiaries. The Certificate of Incorporation and Bylaws of the Company are each in full force and effect and, as of the Closing Date, the equivalent organizational documents of each of the New Company Subsidiaries will each be in full force and effect. The Company is not (and, as of the Closing Date, none of the New Company Subsidiaries will be) in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

    SECTION 5.03 CAPITALIZATION. (a) As of the date hereof, the authorized capital stock of the Company consists of 87,301,151 shares of Company Common Stock and no shares of Preferred Stock. Until immediately before the Effective Time, 13,968,184 shares of Company Common Stock will be the only issued and outstanding shares of capital stock of the Company and will be held exclusively by TW or its permitted assign. Except as otherwise contemplated by this Agreement and the ancillary agreements, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, vote or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. Except as otherwise contemplated by this Agreement and the ancillary agreements, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries.

    (b) As of the Closing Date, all outstanding membership interests (or, if applicable shares of the capital stock) of each of the New Company Subsidiaries will have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company free and clear of any Lien.

    SECTION 5.04. AUTHORITY RELATIVE TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS. Each of TW and the Company has all necessary corporate power and authority to execute and deliver this Agreement and the ancillary agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. As of the Closing Date, each of Newco A Sub and Newco B Sub (i) will have adopted and approved this Agreement and the A Merger and the B Merger, as the case may be, by all requisite action (required for a limited liability company or corporation, as the case may be) and (ii) will have all necessary corporate power and authority to execute and deliver the ancillary agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the ancillary agreements to which it is a party by each of TW, the Company, Newco A Sub and Newco B Sub and the consummation by TW, the Company, Newco A Sub and Newco B Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of TW or the Company, as the case may be, are necessary to authorize this Agreement and the ancillary agreements to which it is a party or to consummate the transactions contemplated hereby or thereby. As of the Closing Date, the execution and delivery of the ancillary agreements to which it is a party by each of Newco A Sub and Newco B Sub and the consummation by Newco A Sub and Newco B Sub, respectively, of the transactions contemplated thereby will have been duly and validly authorized by all necessary action, and no other proceedings on the part of Newco A Sub or Newco B Sub, as the case may be, will be necessary to authorize the ancillary agreements to which it is a party or to consummate the transactions contemplated thereby. Each of this Agreement and the ancillary agreements to which it is a party has been duly and validly executed and delivered by each of TW and the Company and, assuming, in each case, the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of TW and the Company enforceable against TW and the Company in accordance with its terms. As of the Closing Date, each of the ancillary agreements to which it is a party will have been duly and validly executed and delivered by each of Newco A Sub and Newco B Sub, and assuming, in each case, the due authorization, execution and delivery by each of the other parties thereto, will constitute a legal, valid and binding obligation of Newco A Sub and Newco B Sub, as the case may be, enforceable against Newco A Sub and Newco B Sub, as the case may be, in accordance with its terms.

    SECTION 5.05. NO CONFLICT; REQUIRED FILING AND CONSENT. (a) The execution and delivery of this Agreement and the ancillary agreements to which it is a party by TW and the Company does not, and the performance of this Agreement and the ancillary agreements to which it is a party by TW and the Company, as the case may be, and the consummation of the transactions contemplated hereby and thereby by Newco A Sub and Newco B Sub, will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of TW or the Company, as the case may be, (ii) assuming that all consents, approvals, authorizations, notifications and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made or complied with, conflict with or violate any Law applicable to TW or the Company or by which any property or asset of TW or the Company is bound or affected, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of TW or the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the Company or TW or on the ability of TW, the Company, Newco A Sub or Newco B Sub to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby. As of the Closing Date, the execution and delivery of the ancillary agreements to which it is a party by Newco A Sub and Newco B Sub will not, and the performance of the ancillary agreements to which it is a party by Newco A Sub and Newco B Sub, as the case may be, will not, (i) conflict with or violate the Certificate of Limited Liability Company (or, if any Drop-Down Condition is satisfied, the Certificate of Incorporation or Bylaws) of Newco A Sub or Newco B Sub, as the case may be, (ii) assuming that all consents, approvals, authorizations, notifications and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made or complied with, conflict with or violate any Law applicable to Newco A Sub or Newco B Sub or by which any property or asset of Newco A Sub or Newco B Sub is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Newco A Sub or Newco B Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the Company, TW, Newco A Sub or Newco B Sub or on the ability of TW, the Company, Newco A Sub or Newco B Sub to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    (b) The execution and delivery of this Agreement and the ancillary agreements to which it is a party by TW and the Company do not, and the performance of this Agreement and the ancillary agreements to which it is a party by TW and the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Trust Indenture Act, Blue Sky Laws, WARN, the notice requirements of the FCC, FAA and DOT, state takeover laws, the notice requirements of the Hawaiian Dislocated Workers Act, the pre-merger notification requirements of the HSR Act, Hawaiian antitrust and trade regulation laws and filing and recordation of the Articles of Merger as required by the HBCA, the filing of any Certificate of Merger as required by the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL) and as disclosed in the A Disclosure Schedule and the B Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a material adverse effect on the Company or TW or on the ability of TW, the Company, Newco A Sub or Newco B Sub to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby. As of the Closing Date, the execution and delivery of the ancillary agreements to which it is a party by Newco A Sub and Newco B Sub do not, and the performance of the ancillary agreements to which it is a party by Newco A Sub and Newco B Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Trust Indenture Act, Blue Sky Laws, WARN, the notice requirements of the FCC, FAA and DOT, state takeover laws, the notice requirements of the Hawaiian Dislocated Workers Act, the pre-merger notification requirements of the HSR Act, Hawaiian antitrust and trade regulation laws and filing and recordation of the Articles of Merger as required by the HBCA, the filing of any Certificate of Merger as required by the DLLCA (or, if any Drop-Down Condition is satisfied, the DGCL) and as disclosed in the A Disclosure Schedule and the B Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a material adverse effect on the Company, TW, Newco A Sub or Newco B Sub or on the ability of TW, the Company, Newco A Sub or Newco B Sub to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    SECTION 5.06. ABSENCE OF LITIGATION. There is no litigation, suit, claim, action or proceeding pending or, to the knowledge of the Company or TW, threatened in writing against TW, the Company or any of their respective subsidiaries, or any property or asset of TW, the Company or any of their respective subsidiaries, before any court, arbitrator or Governmental Authority, domestic or foreign, (i) seeking relief which, if ordered, would, individually or in the aggregate, have a material adverse effect on the Company or TW or
(ii) as of the date hereof, seeking relief which, if ordered, would delay or prevent the consummation of any transaction contemplated hereby or by any of the ancillary agreements.

    SECTION 5.07. REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied in writing by TW or the Company for inclusion or incorporation by reference in the Registration Statement, including the Joint Proxy Statement/Prospectus contained therein, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to the Company) in all material respects with the provisions of the Securities Act, the Exchange Act and the HBCA.

    SECTION 5.08. BROKERS. No broker, finder or investment banker (other than as provided in the Advisory Agreements) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

    SECTION 5.09. TAXES. The Company and its subsidiaries: (i) have prepared and timely filed all material Tax Returns required to be filed by them, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (ii) have paid all Taxes required to be shown to be due on such Tax Returns; (iii) are not parties to any Tax sharing agreement or arrangement other than with each other; (iv) have withheld or collected and paid over to the appropriate Taxing Authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected, including but not limited to all employment and payroll Taxes; and (v) as of the date hereof, have neither extended nor waived any applicable statute of limitations with respect to Taxes and have not otherwise agreed to any extension of time with respect to Tax assessment or deficiency. No material deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against the Company that are not adequately reserved for in accordance with U.S. GAAP. There are no Liens for Taxes upon the assets of the Company except for Taxes that are not yet due and payable.

    SECTION 5.10. NO OPERATIONS OR LIABILITIES. Except as expressly contemplated or permitted by this Agreement or any ancillary agreement, each of the Company and its subsidiaries has not (a) engaged in any business operations or transactions, (b) entered into any contract or agreement or (c) incurred any liabilities.

                                   ARTICLE VI
                    CONDUCT OF BUSINESS PENDING THE MERGERS

    SECTION 6.01. CONDUCT OF BUSINESS BY B PENDING THE B MERGER. Prior to the Effective Time (except as expressly contemplated, required or permitted by this Agreement or any of the ancillary agreements, as set forth in Section 6.01 of the B Disclosure Schedule, or to the extent that the Company and A shall otherwise consent in writing, which consent shall not be unreasonably withheld):

    (a) ORDINARY COURSE. B shall carry on its business in the usual, regular and ordinary course and shall use its reasonable efforts to (i) preserve intact its present business organizations, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with suppliers, tour wholesalers, travel agents, code share partners and others having business dealings with it. Notwithstanding the foregoing, B may enter into agreements of the type contemplated by Section 116 of the Aviation and Transportation Security Act, provided that such agreements are approved by the Secretary of the DOT under 49 U.S.C. Section 41308(c) and receive the prior written approval of the Company and A.

    (b) DIVIDENDS; CHANGES IN STOCK. B shall not (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock,
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any shares of capital stock.

    (c) ISSUANCE OF SECURITIES. B shall not issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest other than (i) the issuance of up to 3,033,000 shares of B Common Stock upon the exercise of stock options granted under the B Option Plans outstanding on the date of this Agreement and in accordance with the present terms of such options and (ii) the issuance of up to

1,166,470 shares of B Common Stock to B's Pilots' 401(k) Plan in accordance with its obligations under the Pilot Allocation Agreement.

    (d) GOVERNING DOCUMENTS. B shall not amend or propose to amend its Articles of Incorporation or Bylaws.

    (e) NO ACQUISITIONS. B shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

    (f) NO DISPOSITIONS. B shall not sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its material assets other than (i) sales in the ordinary course of business consistent with past practice and (ii) equipment and property no longer used in the operation of its business.

    (g) INDEBTEDNESS. B shall not incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of B or its subsidiaries or guarantee any debt securities of others, except for borrowings under B's existing credit agreements and overnight borrowings to the extent in the usual, regular and ordinary course of business.

    (h) TAX AND ACCOUNTING MATTERS. B shall not (i) make any Tax election that is inconsistent with past practices or settle or compromise any Tax liability of B, (ii) change its fiscal year or (iii) except as required by U.S. GAAP, change its methods of accounting in effect at December 31, 2000.

    (i) MATERIAL CONTRACTS. B shall not modify amend or terminate any material contract or agreement to which it is a party or waive, release or assign any material rights or claims except in the usual, regular and ordinary course of business. B shall not enter into any agreement or arrangement that limits or otherwise restricts B or any of its respective affiliates or any successor thereto, or that could, after the Closing, limit or restrict the Company or any of its affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area.

    (j) EMPLOYEE BENEFITS. B shall not (i) grant any increase in the compensation or benefits payable or provided to any of its directors, officers or employees, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required by any of the existing B Benefit Plans as in effect on the date hereof to any director, officer or employee, (iii) enter into any new or amend any existing employment, severance, retention or termination agreement with any such director, officer or employee, (iv) except as may be required to comply with applicable Law, adopt or become obligated under any employee benefit plan, program or arrangement that was not both in existence on the date hereof and disclosed in the B Disclosure Schedule or the B SEC Reports prior to the date hereof or amend any such plan in existence on the date hereof to enhance the benefits thereunder; (v) to the knowledge of B based on a good faith interpretation of the Stabilization Act, take any action that may adversely affect the Company's ability to obtain a Federal credit instrument under the Stabilization Act; or (vi) make any payments to any individual in respect of any severance obligations or in respect of the cancellation or repurchase of any B Options held by any such person. Notwithstanding the foregoing provisions of this clause (j), nothing herein shall prohibit B from
(A) taking actions required under any existing collective bargaining, employment or other similar agreements or B Benefit Plans or any Law applicable thereto, to which it is a party on the date of this Agreement and that are disclosed in the B Disclosure Schedule or B SEC Reports prior to the date hereof, (B) paying any individual listed on Section 6.01(j)(B) of the B Disclosure Schedule the Cash-Out Amount (within the meaning set forth in Section 3.10(n) hereof) with respect to each outstanding and unexercised B Option then held by such person, in consideration for the cancellation of such B Options, in an amount not to exceed the aggregate Cash-Out Amount set forth on Section 6.01(j)(B) of the Disclosure Schedule opposite such person's name (PROVIDED that (1) such payment shall be conditioned upon the execution and delivery of a written receipt by such person to B of the consideration received for the cancellation of such B Options, in a form prescribed by B that is reasonably satisfactory to A and the Company, (2) no such payment shall be made if such payment may, to the knowledge of B based on a good faith interpretation of the Stabilization Act, adversely affect the Company's ability to obtain a U.S. federal credit instrument under the Stabilization Act and (3) such payment and cancellation of B Options is made by B in compliance with all applicable Laws, including applicable securities Laws), (C) taking all necessary actions to notify individuals holding options granted under the B 1996 Option Plans prior to such options' acceleration and termination (such notice to include the method and timing for exercising such options) under the terms of the B 1996 Option Plans,
(D) as and to the extent permitted by Law, providing additional or supplemental payments and/or benefits with an aggregate net present value not to exceed $800,000, with a view to minimizing any adverse effect on the Company's cash position, to the extent B deems prudent in connection with keeping available services of the current B officers and employees and otherwise as part of B's good business practice and (E) making the payment described in
Section 6.01(j)(E) of the B Disclosure Schedule. Notwithstanding anything herein to the contrary, (i) in no event shall the payments made by B pursuant to clause (B) of the preceding sentence of this Section 6.01(j) exceed $1,049,545 in the aggregate and (ii) in no event shall any payment pursuant to this
Section 6.01(j) be made if such payment may, to the knowledge of B based on a good faith interpretation of the Stabilization Act, adversely affect the Company's ability to obtain a U.S. federal credit instrument under the Stabilization Act.

    SECTION 6.02. CONDUCT OF BUSINESS BY A PENDING THE A MERGER. Prior to the Effective Time (except as expressly contemplated, required or permitted by this Agreement or any of the ancillary agreements, as set forth in Section 6.02 of the A Disclosure Schedule, or to the extent that the Company and B shall otherwise consent in writing, which consent shall not be unreasonably withheld):

    (a) ORDINARY COURSE. A and its subsidiaries shall carry on their business in the usual, regular and ordinary course and shall use their reasonable efforts to (i) preserve intact their present business organizations, (ii) keep available the services of their present officers and employees, and (iii) preserve their relationships with suppliers, tour wholesalers, travel agents, code share partners and others having business dealings with them. Notwithstanding the foregoing, A and its subsidiaries may enter into agreements of the type contemplated by Section 116 of the Aviation and Transportation Security Act, provided that such agreements are approved by the Secretary of the DOT under 49 U.S.C. Section 41308(c) and receive the prior written approval of the Company and B.

    (b) DIVIDENDS; CHANGES IN STOCK. A shall not, and A shall not permit any of its subsidiaries to (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any shares of capital stock.

    (c) ISSUANCE OF SECURITIES. A shall not, and it shall not permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest other than (i) the issuance of up to 483,000 shares of A Common Stock upon the exercise of stock options, in accordance with the present terms of such options, which options are outstanding as of the date hereof and were granted under the A Stock Option Plan and (ii) issuances by any wholly-owned subsidiary of A of its capital stock to A or another wholly-owned subsidiary of A so long as A will, after such issuance, directly or indirectly own 100% of the outstanding stock of the issuing wholly-owned subsidiary of A.

    (d) GOVERNING DOCUMENTS. A shall not, and it shall not permit any of its subsidiaries to, amend or propose to amend its Articles of Incorporation or Bylaws or equivalent organizational documents.

    (e) NO ACQUISITIONS. A shall not, and it shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

    (f) NO DISPOSITIONS. A shall not, and it shall not permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its material assets other than (i) sales in the ordinary course of business consistent with past practice,
(ii) equipment and property no longer used in the operation of its business and
(iii) assets related to operations designated as "discontinued operations" in the A Disclosure Schedule.

    (g) INDEBTEDNESS. A shall not, and it shall not permit any of its subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of A or its subsidiaries or guarantee any debt securities of others, except for borrowings under A's existing credit agreements and overnight borrowings to the extent in the usual, regular and ordinary course of business.

    (h) TAX AND ACCOUNTING MATTERS. A shall not, and it shall not permit any of its subsidiaries to, (i) make any Tax election that is inconsistent with past practices or settle or compromise any Tax liability of A or any of its subsidiaries, (ii) change its fiscal year or (iii) except as required by U.S. GAAP, change its methods of accounting in effect at December 31, 2000.

    (i) MATERIAL CONTRACTS. Neither A nor any of its subsidiaries shall modify, amend or terminate any material contract or agreement to which it is a party or waive, release or assign any material rights or claims except in the usual, regular and ordinary course of business. A shall not, and shall not permit any of its subsidiaries to, enter into any agreement or arrangement that limits or otherwise restricts A or any of its subsidiaries or any of their respective affiliates or any successor thereto or that could, after the Closing, limit or restrict the Company or any of its affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area.

    (j) EMPLOYEE BENEFITS. A shall not, and shall not permit any subsidiary of A to, (i) grant any increase in the compensation or benefits payable or provided to any of its directors, officers or employees, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required by any of the existing A Benefit Plans as in effect on the date hereof to any director, officer or employee, (iii) enter into any new or amend any existing employment, severance, retention or termination agreement with any such director, officer or employee, (iv) to the knowledge of A based on a good faith interpretation of the Stabilization Act, take any action that may adversely affect the Company's ability to obtain a Federal credit instrument under the Stabilization Act,
(v) except as may be required to comply with applicable law, adopt or become obligated under any employee benefit plan, program or arrangement that was not both in existence on the date hereof and disclosed in the A Disclosure Schedule or amend any such plan in existence on the date hereof to enhance the benefits thereunder or (vi) except as set forth herein, make any payments to any individual in respect of severance obligations or in respect of the cancellation of any A Options from any such person. Notwithstanding the foregoing provisions of this clause (j), nothing herein shall prohibit A or any subsidiary of A from taking actions required under any existing collective bargaining, employment or other similar agreements or A Benefit Plans, or under any Law applicable thereto, to which it is a party on the date of this Agreement and that are disclosed in the A Disclosure Schedule.

    SECTION 6.03. CONDUCT OF BUSINESS BY THE COMPANY, NEWCO A SUB AND NEWCO B SUB PENDING THE MERGERS. (a) Prior to the Effective Time (except as expressly contemplated, required or permitted by this Agreement or any ancillary agreements or to the extent that A and B shall otherwise consent in writing, which consent shall not be unreasonably withheld), the Company shall not (and shall not permit Newco A Sub or Newco B Sub to) engage in any operations or transactions or otherwise conduct any activities or enter into any contracts or agreements. Notwithstanding the foregoing, the Company may issue such warrants, options and other equity and equity-linked securities, and make such other commitments, to any U.S. federal Governmental Authority in connection with applications for U.S. federal loan guaranties and other benefits as the Board of Directors of each of A, B and the Company may agree from time to time.

    (b) As soon as reasonably practicable after the date hereof, the Company shall (i) form (by filing with the Secretary of State of the State of Delaware, a Certificate of Limited Liability Company in the form attached hereto as
EXHIBIT I) and become the sole member of each of two new Delaware limited liability companies named "TurnWorks Acquisition III Sub C, LLC" and "TurnWorks Acquisition III Sub D, LLC" (which shall be Newco A Sub and Newco B Sub, as the case may be, unless a Drop-Down Condition is satisfied), all in compliance with the DLLCA, (ii) form and become the sole stockholder of each of two new Delaware corporations named "TurnWorks Acquisition III Sub A, Inc." and "TurnWorks Acquisition III Sub B, Inc." (which shall be Newco A Sub and Newco B Sub, as the case may be, if a Drop-Down Condition is satisfied), all in compliance with the DGCL, and (iii) cause such newly-formed limited liability companies and corporations (the "NEW COMPANY SUBSIDIARIES") to approve and adopt, in accordance with the DLLCA and the DGCL, as applicable, this Agreement as an agreement and plan of merger within the meaning of the DLLCA and the DGCL, as applicable.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

    Section 7.01.  REGISTRATION STATEMENT; TRUST INDENTURE ACT
QUALIFICATION. (a) As promptly as practicable after the execution of this Agreement, (i) the Company, A and B shall prepare, and, with the cooperation of A and B, the Company shall file with the SEC, a registration statement on Form S-4 (together with all amendments thereto, the "REGISTRATION STATEMENT"), which shall include a Joint Proxy Statement/Prospectus ("JOINT PROXY STATEMENT/PROSPECTUS"), in connection with the registration under the Securities Act of the shares of Company Common Stock and the Notes issuable to stockholders of A and B in connection with the Mergers. The Joint Proxy Statement/Prospectus shall satisfy (i) the prospectus delivery requirements under the Securities Act applicable in connection with the issuance of securities to stockholders of A and B in connection with the Mergers, (ii) the proxy rule requirements under the Exchange Act applicable in connection with the meeting of B's stockholders (the "B STOCKHOLDERS' MEETING") to be held to consider approval and adoption of the B Merger as provided for in this Agreement and (iii) the notice requirements under Sections 414-125, 414-313(d) and 414-351(a) of the HBCA applicable in connection with the B Stockholders' Meeting and the meeting of A's stockholders (the "A STOCKHOLDERS' MEETING" and, together with the B Stockholders' Meeting, the "STOCKHOLDERS' MEETINGS") to be held to consider approval and adoption of the A Merger as provided for in this Agreement. The parties shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby, and, prior to the effective date of the Registration Statement, the Company, A and B shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Company Common Stock and the Notes pursuant to the Mergers. Each of the Company, A and B shall furnish all information concerning itself as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Joint Proxy Statement/Prospectus to the stockholders of A and B.

    (b) Subject to the application of Section 7.02, the Joint Proxy Statement/Prospectus shall include (i) the recommendation of the Board of Directors of B (based on the unanimous recommendation of the Special Committee) to the stockholders of B in favor of approval and adoption of this Agreement and
(ii) the recommendation of the Board of Directors of A to the stockholders of A in favor of approval and adoption of this Agreement.

    (c) The Company shall advise the other parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed. Each of the Company, A and B will advise the other parties, promptly after it receives notice thereof, of the issuance of any stop order, the suspension of the qualification of the Company Common Stock and the Notes issuable in connection with the Mergers for offering or sale in any jurisdiction or any request by the SEC for amendment or supplement of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, irrespective of whether such request, comments or responses are oral or written.

    (d) Each of the Company, A and B will cause all documents that such party is responsible for filing with the SEC in connection with the transactions contemplated herein to comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder, applicable Delaware Law and the applicable Hawaii Law and the rules and regulations thereunder.

    (e) If at any time prior to the Effective Time any event or circumstance relating to the Company, A or B, or any of their respective officers or directors, should be discovered by such party that should be set forth in an amendment or a supplement to the Registration Statement, such party shall promptly inform the other parties of such event or circumstance and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of A and B.

    (f) Each of the Company, A and B shall use its reasonable best efforts to cause its accountants, counsel, advisors and other agents, and to cause its and its affiliates' designees that are named in the Joint Proxy Statement/Prospectus as persons who shall serve on the Board of Directors of the Company as of the Effective Time, to deliver necessary or required documents and instruments in connection with the Registration Statement, including opinions, consents and certificates.

    (g) The Company shall, as promptly as practicable after receipt thereof, provide the other parties copies of any written comments and advise the other parties of any oral comments with respect to the Joint Proxy Statement/Prospectus received from the SEC. The Company shall give the other parties reasonable opportunity to review and comment on any filing (including amendments and supplements) in connection with the Registration Statement before so filed and will provide the other parties with a copy of each such filing. Notwithstanding any other provision to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of each party, which approval shall not be unreasonably withheld or delayed; PROVIDED that, with respect to documents filed by a party that are incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.

    (h) A shall use all reasonable efforts to cause to be delivered to the Company and B a letter of PricewaterhouseCoopers, LLP, A's independent auditors, one dated a date within two business days before the date on which the Registration Statement shall become effective (and before the date on which each posteffective amendment to the Registration Statement shall become effective) and one dated the Closing Date, each addressed to the Company and B, in form and substance reasonably satisfactory to the Company and B and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    (i) B shall use all reasonable efforts to cause to be delivered to the Company and A a letter of Ernst & Young LLP, B's independent auditors, one dated a date within two business days before the date on which the Registration Statement shall become effective (and before the date on which each posteffective amendment to the Registration Statement shall become effective) and one dated the Closing Date, each addressed to the Company and A, in form and substance reasonably satisfactory to the Company and A and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    (j) The Company shall enter into an indenture with a trustee pursuant to which the Notes shall be issued and the parties shall use all reasonable efforts to cause the indenture to be qualified under the Trust Indenture Act and to cause all necessary filings with the SEC (including those by the trustee) to be promptly made in this regard.

    SECTION 7.02. STOCKHOLDERS' MEETINGS. Unless and until this Agreement has been terminated as permitted by Section 9.01, A shall call and hold the A Stockholders' Meeting and B shall call and hold the B Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of the A Merger and the B Merger, respectively, this Agreement, the ancillary agreements and the transactions contemplated hereby and thereby, and A and B shall use their respective reasonable efforts to hold the Stockholders' Meetings on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. Each of A and B shall, through its Board of Directors, solicit from its stockholders votes or proxies in favor of the approval and adoption of the Mergers as provided for in this Agreement and recommend such approval and adoption and shall not withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other parties, such recommendation (or announce publicly its intention to do so); PROVIDED, HOWEVER, that neither A nor B shall be obligated with respect to the foregoing provisions of this sentence if (i) A or B, as the case may be, has complied with
Section 7.04, (ii) an unsolicited bona fide written Superior Proposal is then-outstanding, (iii) A or B, as the case may be, provides at least two full business days' advance notice to the other parties to the effect that it is proposing to take such action, together with the information specified in
Section 7.04(b), if applicable, and (iv) in the good faith judgment of the Board of Directors of A or, in the case of B, both the Board of Directors of B and (if appropriate) the Special Committee, as the case may be, taking into consideration the advice of independent legal counsel of A or, in the case of B, both independent legal counsel of B and (if appropriate) separate independent legal counsel of the Special Committee, as the case may be, the making of, or the failure to withdraw or modify, such recommendation would violate the fiduciary duties of such Board of Directors of A or, in the case of B, both such Board of Directors and the Special Committee, as the case may be, to the stockholders of A or B, as the case may be, under applicable Law. Unless and until this Agreement has been terminated as permitted by Section 9.01(b), each of A and B shall submit this Agreement to its stockholders for approval and adoption whether or not the Board of Directors of A or B (and, in the case of B, if appropriate, the Special Committee), as the case may be, determines at any time subsequent to the date hereof that this Agreement is no longer advisable and recommends that the stockholders of A or B, as the case may be, reject it, and notwithstanding any Takeover Proposal (as defined below).

    SECTION 7.03. ACCESS TO INFORMATION; CONFIDENTIALITY. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company, B or A or any of their respective subsidiaries is a party or pursuant to applicable Law, from the date hereof to the Effective Time, each of the Company, A and B shall provide to the other parties and their respective officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, "REPRESENTATIVES"), upon reasonable notice, reasonable access at all reasonable times to the officers, employees, agents, properties, offices and other facilities of the other parties and their subsidiaries and to the books and records thereof to the extent reasonably necessary to plan for post-consummation coordination of the operations of the Company, A and B and to verify that all representations and warranties made hereunder are true and correct. All information obtained by A and B from the other shall be kept confidential pursuant to the Confidentiality Agreement, dated September 19, 2001, between A and B (the "CONFIDENTIALITY AGREEMENT"). Each of the parties agrees that (i) TW and the Company shall have similar obligations to each of A and B as A and B have to each other under the Confidentiality Agreement and (ii) A and B shall have similar obligations to each of TW and the Company as A and B have to each other under the Confidentiality Agreement.

    (b) Each party shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Confidentiality Agreement, if it is a party, and with the last sentence of Section 7.03(a).

    (c) No investigations pursuant to this Section 7.03, and no knowledge of information obtained in any such investigations prior to the date hereof or the Closing Date (except as set forth in the A Disclosure Schedule or the B Disclosure Schedule), shall affect or be deemed to modify any representations or warranties hereunder. All information obtained pursuant to this Section 7.03 shall be kept confidential in accordance with the Confidentiality Agreement.

    SECTION 7.04. NO SOLICITATION. (a) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, neither A nor B shall, and neither shall permit any of its subsidiaries, its or its subsidiaries' Representatives or any of the respective affiliates of the foregoing, to (i) solicit, initiate or encourage the submission of, any Takeover Proposal; (ii) enter into any binding or non-binding agreement with respect to any Takeover Proposal (other than a confidentiality agreement to the extent information is permitted to be furnished to any person pursuant to this Section 7.04(a)); (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to or in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; (iv) amend or grant any waiver or release under any confidentiality, standstill or similar agreement, in each case relating to a Takeover Proposal; or (v) with respect to B and except as expressly contemplated by this Agreement with respect to the B Merger, amend or grant any waiver or release or approve any transaction or redeem any rights under the B Rights Agreement; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent A or B or their respective Boards of Directors from
(i) complying with Rules 14d-9 and 14e-2 under the Exchange Act or publicly disclosing the existence of a Takeover Proposal to the extent required by applicable Law or (ii) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Takeover Proposal by such person or entity to the Board of Directors of A or B, as the case may be, if (x) the failure to take such action would, in the good faith judgment of the Board of Directors of A or, in the case of B, both the Board of Directors of B and (if appropriate) the Special Committee, as the case may be, taking into consideration the advice of independent legal counsel of A or, in the case of B, both independent legal counsel of B and (if appropriate) separate independent legal counsel of the Special Committee, as the case may be, violate the fiduciary duties of the Board of Directors of A or, in the case of B, both the Board of Directors of B and (if appropriate) the Special Committee, as the case may be, to the stockholders of A or B, as the case may be, under applicable Law, (y) (1) financing for such Takeover Proposal, to the extent required, is either then committed and so evidenced by binding written documentation or, in the good faith judgment (taking into consideration the advice of a financial advisor of nationally recognized standing) of such Board of Directors (and, in the case of B, (if appropriate) the Special Committee), is reasonably capable of being obtained by such person or entity within a reasonable time period, and
(2) the Board of Directors of A or, in the case of B, both the Board of Directors of B and (if appropriate) the Special Committee, as the case may be, have determined in good faith that (A) such Takeover Proposal, if accepted, would be reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal and (B) after consultation with and considering the advice of independent financial advisors of national standing and after taking into account the strategic benefits to be derived from the Mergers and the long term prospects of the Company in the event the Mergers were consummated and after consideration of other matters it deems relevant, would, if consummated, result in a transaction more favorable to the stockholders of A or B, as the case may be, from a financial point of view than the Mergers (a Takeover Proposal satisfying such criteria being a "SUPERIOR PROPOSAL"), and (z) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors of A or the Board of Directors of B, as the case may be, receives from such person or entity an executed confidentiality agreement with provisions not less favorable to A or B, as the case may be, than those contained in the Confidentiality Agreement, and A or B, as the case may be, provides at least two full business days' advance notice to the other parties to this Agreement to the effect that it is proposing to take such action, together with the information specified in
Section 7.04(b). For purposes of this Agreement, "TAKEOVER PROPOSAL" means any offer or proposal by any third party (or binding or non-binding agreement by any third party with A or B with respect to, or any public announcement or SEC filing by any third party that indicates an intention to make, such an offer or proposal) (i) for a merger, consolidation, share exchange, recapitalization or other business combination involving A or any of its subsidiaries, or B or any of its subsidiaries or (ii) to acquire in any manner (including by disposition or transfer), directly or indirectly, a 10% or greater equity interest in, 10% or more of the voting securities or capital stock of, or 10% or more of the assets of, A or any of its subsidiaries, or B, other than the transactions contemplated by this Agreement or any of the ancillary agreements.

    (b) With respect to any Takeover Proposal as to which A or B proposes to take any action permitted by clause (ii) of the proviso in Section 7.04(a) above, A or B, as applicable, shall notify the other parties to this Agreement of such Takeover Proposal immediately upon its decision to propose to take such action, and shall provide the other parties with the material terms of such Takeover Proposal and the identity of the person making it and all information provided by it to such person in accordance with Section 7.04(a) to the extent not previously delivered to the other parties, and shall thereafter convey to the other parties, as promptly as practicable (but in no case later than 24 hours) after it becomes aware thereof, all material changes to such terms and all additional information provided by it to such person to the extent not previously delivered to the other parties. Subject to Section 7.04(a), immediately after the execution and delivery of this Agreement, each of A and B will (and, in the case of A, will cause each of its subsidiaries to), and will cause its and its subsidiaries' Representatives to, cease and terminate all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any possible Takeover Proposal.

    (c) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, TW shall not, and shall not permit any of its subsidiaries, its or its subsidiaries' Representatives or any of the respective affiliates of the foregoing, to (i) solicit, initiate or encourage the submission of, any Takeover Proposal; (ii) enter into any binding or non-binding agreement with respect to any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to or in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

    SECTION 7.05. AFFILIATE LETTERS. (a) Prior to the date the Registration Statement becomes effective, B shall deliver to the Company and A a list of names and addresses of those persons who were, in B's reasonable judgment, at the record date for the B Stockholders' Meeting to approve the B Merger, Rule 145 Affiliates of B. B shall use its reasonable best efforts to deliver or cause to be delivered to A prior to the Closing Date, an affiliate letter, in the form attached as EXHIBIT J hereto, executed by each of the Rule 145 Affiliates of B identified in the foregoing list. The Company shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any Company Common Stock or Notes to be received by such Rule 145 Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Company Common Stock or Notes, consistent with the terms of such affiliate letters. B has set forth in
Section 7.05(a) of the B Disclosure Schedule the names of those persons who, to its knowledge, are currently Rule 145 Affiliates of B.

    (b) Prior to the date the Registration Statement becomes effective, A shall deliver to the Company and B a list of names and addresses of those persons who were, in A's reasonable judgment, at the record date for the A Stockholders' Meeting to approve the A Merger, Rule 145 Affiliates of A. A shall use its reasonable best efforts to deliver or cause to be delivered to B, prior to the Closing Date, an affiliate letter, in the form attached as EXHIBIT J hereto, executed by each of the Rule 145 Affiliates of A identified in the foregoing list. The Company shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any Company Common Stock to be received by such Rule 145 Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Company Common Stock, consistent with the terms of such affiliate letters. A shall set forth in Section 7.05(b) of the A Disclosure Schedule the names of those persons who, to its knowledge, are currently Rule 145 Affiliates of A.

    SECTION 7.06. FURTHER ACTION; CONSENTS; FILINGS. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts and shall cooperate fully with each other to
(i) take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or otherwise to cause the satisfaction of the conditions in Article VIII and to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement and the ancillary agreements (including, without limitation, seeking to cause the condition set forth in Section 8.03(f) to be satisfied within 60 days after the date hereof),
(ii) obtain from Governmental Authorities in the most expeditious manner practicable any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required to be obtained or made by the Company, A or B or any of their respective affiliates in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the ancillary agreements, (iii) make as promptly as possible all necessary filings, and thereafter make any other required or advisable submissions, with respect to this Agreement and the transactions contemplated hereby required under (A) the Securities Act, Exchange Act, the Trust Indenture Act and the respective rules and regulations thereunder and any other applicable federal or state securities Laws, (B) the HSR Act and (C) any other applicable Law and (iv) obtain in the most expeditious manner practicable the consent, approval or appropriate waiver, as the case may be, of each person whose consent or approval is required in connection with the Mergers or the consummation of the transactions contemplated by this Agreement or any of the ancillary agreements, under all material agreements or instruments to which A or any of its subsidiaries, in the case of A, and B is a party (including those designated with an asterisk in the A Disclosure Schedule or the B Disclosure Schedule, as applicable).

    (b) Without limiting Section 7.06(a) and subject in all respects to Sections 7.06(c) and 7.06(d), each of the Company, A and B shall use all reasonable efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling or other order (whether preliminary or permanent) or any other judicial, administrative or legislative action or proceeding (an "ORDER") that would restrict, prevent or prohibit the consummation of the A Merger, the B Merger or any of the other transactions contemplated hereby or by any of the ancillary agreements on or before the date defined in Section 9.01(b), including, without limitation, by pursuing all available avenues of administrative and judicial appeal and all available legislative action.

    (c) Without limiting Section 7.06(a) and subject in all respects to
Section 7.06(d), each of the Company, A and B shall agree to divest, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of A (or any of its subsidiaries) or B, as the case may be, provided that any such action is conditioned upon the consummation of the Mergers. A and B agree and acknowledge that, in connection with any filing or submission required, action to be taken or commitment to be made by the Company, A or B, or any of their respective subsidiaries to consummate the Mergers or other transactions contemplated in this Agreement, neither A (or any of its subsidiaries) nor B, as the case may be, without the prior written consent of the Company, may divest any assets, commit to any divestiture of assets or businesses of A (or any of its subsidiaries) or B, as the case may be, or take any other action or commit to take any action that would limit the Company's, A's or B's or any of their respective subsidiaries' freedom of action with respect to, or their ability to retain, any of their businesses, product lines or assets.

    (d) Notwithstanding the foregoing paragraphs of this Section 7.06, nothing in this Agreement shall require the Company, A or B to agree to the sale, transfer, divestiture or other disposition of any assets (including any lines of business) of the Company, A or B or any of their respective subsidiaries or any of the other actions contemplated in Section 7.06(c) if the Company, A or B concludes that the taking of such action or the making of any commitments or the consequences thereof would be reasonably likely to have a material adverse effect on the combined business that would have otherwise resulted from the consummation of the Mergers (without taking into account the effects of any agreement of the type contemplated by Section 116 of the Aviation and Transportation Security Act, provided that such agreement is reasonably acceptable to the parties hereto and approved by the Secretary of the DOT under 49 U.S.C. Section 41308(c)). In addition, notwithstanding the foregoing paragraphs of this Section 7.06, nothing in this Agreement shall require the Company, A or B to contest any injunction (other than a temporary restraining order) issued by a court of competent jurisdiction in a proceeding initiated by a Governmental Authority.

    SECTION 7.07. NOTIFICATION REQUIREMENTS. Each of the Company, TW, A and B shall give prompt notice to the others of (i) any representation or warranty made by it herein, in any ancillary agreement or in any other document or instrument executed and delivered in connection herewith or therewith, that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, obligation or agreement to be complied with or satisfied by it under this Agreement, any ancillary agreement or any other document executed and delivered by it in connection herewith or therewith, or (iii) any development that may render any of the conditions in
Article VIII incapable of being satisfied before the date set forth in
Section 9.01(b)(i); PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    SECTION 7.08. PLAN OF REORGANIZATION. After due investigation, no party hereto is aware of any fact or circumstance that would prevent either Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. From and after the date hereof and until the Effective Time, each party hereto shall use its reasonable best efforts to cause each Merger to qualify as a reorganization under Section 368(a) of the Code and to obtain the opinions of counsel referred to in Section 8.02(f), Section 8.03(f) and
Section 8.04(g). None of the parties hereto will knowingly take any actions or cause any actions to be taken which could prevent either Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Effective Time, none of the parties shall knowingly take (or permit any of its affiliates to take) any action or knowingly cause any action to be taken which would cause either Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

    SECTION 7.09. PUBLIC ANNOUNCEMENTS. The initial press release relating to this Agreement, the ancillary agreements and the transactions contemplated hereby and thereby shall be a joint press release issued by the parties. Thereafter the Company shall manage all public announcements relating thereto, and A and B shall not, unless otherwise required by applicable Law (including requirements of stock exchanges and other similar regulatory bodies) after prior notice to the other parties to the extent practicable, issue any press release, advertisement or other public announcement, or otherwise make any public statements with respect to this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby without the consent of the Company, which consent shall not be unreasonably withheld or delayed.

    SECTION 7.10. CONTROL OF OTHER PARTY'S BUSINESS. Nothing contained in this Agreement shall give A, directly or indirectly, the right to control or direct the Company's or B's operations prior to the Effective Time. Nothing contained in this Agreement shall give B, directly or indirectly, the right to control or direct the Company's or A's operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company or TW, directly or indirectly, the right to control or direct A's or B's operations prior to the Effective Time. Prior to the Effective Time, each of the Company, A and B shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    SECTION 7.11. DIRECTORS' AND OFFICERS' INDEMNIFICATION. (a) The Company agrees that all rights to exculpation and indemnification and advancement of expenses for acts or omissions occurring prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the ancillary agreements and the transactions contemplated hereby and thereby) now existing in favor of the current or former directors or officers (the "INDEMNIFIED PARTIES") of A or B or any of their subsidiaries as provided in its articles of incorporation or by-laws or in any agreement in effect as of the date hereof between A or B or any of their subsidiaries and any of the Indemnified Parties shall survive the Mergers and shall continue in full force and effect in accordance with their terms for a period of six years following the Effective Time.

    (b) For a period of six years after the Effective Time, the Company shall cause to be maintained in effect the policies of directors' and officers' liability and fiduciary liability insurance maintained by A or B for the benefit of those persons who are covered by such policies at the Effective Time (or the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to matters occurring prior to the Effective Time, to the extent that such liability insurance can be maintained at a cost to the Company not greater than 150 percent of the aggregate annual premium for the current directors' and officers' liability and fiduciary liability insurance for A and B, as the case may be, as set forth in the A Disclosure Schedule or the B Disclosure Schedule; PROVIDED that, if such insurance cannot be so maintained or obtained at such costs, the Company shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 150 percent of the current annual premiums of A or B, as the case may be, for such insurance.

    SECTION 7.12. CONVEYANCE TAXES. The Company, B and A shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

    SECTION 7.13. LISTING APPLICATION. The Company and B shall promptly prepare and submit to each of the AMEX and the PSE, or such other national securities exchange as the Company, A and B shall determine, a listing application covering the shares of Company Common Stock issuable in connection with the Mergers and the shares of the Company Common Stock to be reserved for issuance upon the exercise of the stock options under and in accordance with the terms of the Company Stock Incentive Plan, and shall use their respective reasonable efforts to obtain, prior to the Effective Time, approval for the listing on such exchanges of such Company Common Stock, subject to official notice of issuance, it being understood that such listing application may take the form of a continuation or succession to B's listing application on the AMEX and the PSE. The parties shall have no obligations with respect to any listing of the Notes.

    SECTION 7.14. TAKEOVER STATUTE. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby or by the ancillary agreements, A and B and the members of the Board of Directors of each of A and B shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby or by the ancillary agreements.

    SECTION 7.15. POST-EFFECTIVE TIME OPTION PAYMENTS. Upon the termination of employment of any of the employees listed on Section 7.15 of the B Disclosure Schedule after the Effective Time and prior to the 180th day after the Effective Time, the Company shall pay to such employee the Cash-Out Amount with respect to each outstanding and unexercised B Option held by such employee immediately prior to the Effective Time, which amount, in the aggregate, shall not exceed the amount set forth in Section 7.15 of the B Disclosure Schedule opposite such employee's name, PROVIDED FURTHER that no payment shall be made unless and until such employee executes an agreement containing (i) a general release and waiver of all claims such employee may have against the B Surviving Entity, the Company, and their respective affiliates and any successors thereto in respect of such employee's employment (or the termination thereof) with respect to B, the B Surviving Entity, the Company, and their respective affiliates and any successors thereto (but without prejudice to any severance payments to which such employee is entitled pursuant to any existing agreement with any such person), in a form prescribed by the Company, (ii) a three-year non-disclosure provision in a form prescribed by the Company and (iii) non-competition provisions substantially in the form of those attached hereto as EXHIBIT K.

    SECTION 7.16. COMPANY STOCK INCENTIVE PLAN. Effective as of the Effective Time, the Company shall adopt the Aloha Holdings, Inc. 2002 Company Stock Incentive Plan substantially in the form attached hereto as EXHIBIT L (the "COMPANY STOCK INCENTIVE PLAN"), pursuant to which the Company will be permitted to grant options to purchase, and restricted shares of, Company Common Stock ("COMPANY AWARDS") to certain directors, key officers and employees of the Company. As of the Effective Time, the Company shall take such actions as are reasonably necessary to reserve the number of shares of Company Common Stock for issuance under such Company Stock Incentive Plan that is equal to 10% of the number of issued and outstanding shares of Company Common Stock on a fully diluted basis as of the Effective Time after giving effect to the Mergers.

    SECTION 7.17. UNION AGREEMENTS. From and after the Effective Time, the B Surviving Entity shall be bound by and assume, and shall execute and deliver any and all necessary or reasonably requested documentation to confirm and evidence that it is so bound by and has so assumed, all obligations of A and B under their respective agreements with the Airline Pilots Association International, the Association of Flight Attendants, the Transport Workers Union and the International Association of Machinists and Aerospace Workers.

    SECTION 7.18. NON-EMPLOYEE DIRECTOR COMPENSATION. As of the Effective Time, the members of the Board who are not employees of the Company or any of its subsidiaries (the "NON-EMPLOYEE DIRECTORS") shall initially receive the following as compensation for their services on the Board: (a) an annual fee of $20,000, (b) an additional fee of $1,000 per meeting (not to exceed $4,000 per year), (c) with respect to the chairman of the Board or any committee or sub-committee thereof, an additional fee of $1,000 per meeting (not to exceed $4,000 per year) and (d) stock options under and in accordance with the terms of the Company Stock Incentive Plan, as determined by the Board or a committee thereof after the Effective Time. The compensation arrangements of the Non-Employee Directors may be established or amended by the Board or a committee thereof from time to time, in accordance with the Company's Certificate of Incorporation and Bylaws.

    SECTION 7.19. DIRECTOR FLIGHT BENEFITS. In addition, as of the Effective Time, each member of the Board, and each member of the Board of Directors of A or B as of the date hereof, will be granted flight benefits ("FLIGHT BENEFITS") on each airline operated by the Company or any of its affiliates or any successor or successors thereto (the "COMPANY SYSTEM"), which shall initially consist of (a) the highest priority space available flight passes for such member and his or her spouse, (b) a Universal Air Travel Plan ("UATP") card (or, in the event of discontinuance of the UATP program, a similar charge card) permitting the purchase of air travel through direct billing to the Company or any successor or successors thereto in each member's name for charging on an annual basis up to the applicable limit (as determined by the Company from time to time) with respect to such year in value (valued identically to the calculation of imputed income resulting from such flight benefits described below) of flights (in any fare class) on the Company System for such member and his or her spouse, (c) a highest category frequent flyer card for the Company System in such member's name for use on the Company system and (d) a membership for such member and his or her spouse in the Company's airport lounge club. The specific terms and conditions of the Flight Benefits, including the policies and procedures thereof, shall be determined by the Company, in its discretion, from time to time, but in no event shall the Company limit the scope of the Flight Benefits described above.

                                  ARTICLE VIII

                           CONDITIONS TO THE MERGERS

    SECTION 8.01. CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of each party to consummate the Mergers and the other transactions contemplated hereby and by the ancillary agreements are subject to the satisfaction on or prior to the Closing Date of the following conditions:

    (a) this Agreement shall have been approved and adopted by (i) the affirmative vote of the stockholders of each of B and A in accordance with the HBCA and B's and A's Articles of Incorporation, respectively, and otherwise in accordance with the applicable regulations of any applicable stock exchange or other regulatory body and (ii) in the case of the B Stockholders' Meeting, the affirmative vote of holders of at least a majority of "Qualified Shares", as such term is used in Section 414-264 of the HBCA;

    (b) the waiting period (and any extension thereof), if any, applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated;

    (c) no Governmental Authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or Order which is then in effect and has the effect of prohibiting consummation of the Mergers and no Governmental Authority shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such result;

    (d) the Registration Statement shall have been declared effective under the Securities Act and the indenture pursuant to which the Notes are to be issued shall have been qualified under the Trust Indenture Act, and no stop order suspending the effectiveness of the Registration Statement or such qualification shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

    (e) the shares of Company Common Stock issuable in the Mergers pursuant to
Article II and such other shares to be reserved for issuance in connection with the Mergers shall have been authorized for listing on the AMEX and PSE, or such other national securities exchange as the Company, B and A shall determine, subject only to official notice of issuance;

    (f) the Company, A, B, Newco A Sub and Newco B Sub shall have received all certifications and approvals from Governmental Authorities necessary to permit the Company and its subsidiaries to continue to conduct the business of B and A after the Effective Time except to the extent the failure to receive such certification and approval would not have a material adverse effect on the combined business that would have otherwise resulted from the consummation of the Mergers;

    (g) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, or notifications to, any Governmental Authority required by Law in connection with the execution, delivery and performance of this Agreement and the ancillary agreements, shall have been obtained, filed, expired or given, except for filings in connection with the Mergers and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the combined business that would have otherwise resulted from the consummation of the Mergers;

    (h) all consents, approvals and waivers from non-Governmental Authority third parties shall have been obtained except to the extent the failure to receive such consents, approvals and waivers would not have a material adverse effect on the combined business that would have otherwise resulted from the consummation of the Mergers;

    (i) each of the parties to the Stockholders Agreement and the Registration Rights Agreement shall have executed and delivered such agreements in the forms attached hereto as EXHIBIT A and EXHIBIT B, respectively;

    (j) the closing conditions for the benefit of B set forth in the Stock Purchase Agreements referred to in Sections 2.01(a)(ii) and 2.01(a)(iii) hereof shall have been satisfied or waived by B with the consent of A and TW;

    (k) the closings under the Stock Purchase Agreements referred to in Sections 2.01(a)(ii) and 2.01(a)(iii) hereof shall have occurred;

    (l) each of the conditions to closing for the benefit of the Company set forth in the C Merger Agreement shall have been satisfied or waived by the Company with the consent of A and B;

    (m) the C Merger shall have been consummated in accordance with the C Merger Agreement; and

    (n) each of the amendments to the employment agreements of A's current Chief Executive Officer and A's current Chief Financial Officer dated as of the date hereof shall have become effective or all conditions precedent to such effectiveness shall have been satisfied or waived.

    SECTION 8.02. CONDITIONS TO THE OBLIGATIONS OF B. The obligations of B to consummate the Mergers and the other transactions contemplated hereby and by the ancillary agreements are subject to the satisfaction of the following further conditions:

    (a) each of the representations and warranties of A contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time, as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date) and B shall have received a certificate of the Chairman, President or Chief Financial Officer of A to such effect;

    (b) each of the representations and warranties of TW and the Company contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time, as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and B shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect;

    (c) A shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and B shall have received a certificate of the Chairman, President or Chief Financial Officer of A to that effect;

    (d) each of TW and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and B shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect;

    (e) (i) B shall have received a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison to the effect that each of the A Merger and the B Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that no gain or loss will be recognized by any of the Company, A or B as a result of such Mergers, and that no gain or loss will be recognized by any of C GP, C Inc. or the Company as a result of the C Merger; and (ii) if the Drop-Down is to be effected, B shall have received a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison to the effect that the Drop-Down will be treated for federal income tax purposes as a tax-free transfer of property within the meaning of Section 351 of the Code in which no gain or loss is recognized by either the Company or Newco B Corporation by reason of the transfer; which opinions may rely upon such certificates of the Company, B and A as are customary for such opinions, including certificates substantially in the forms of EXHIBIT F, EXHIBIT G and EXHIBIT H; and

    (f) as of the Effective Time, the Company and its subsidiaries (which shall include A and B) shall have at least $80 million in cash and cash equivalents (including, without limitation, all such amounts to be drawn down on the Closing Date under committed lines of credit, but excluding, in all cases, the proceeds of borrowings guaranteed by the U.S. federal government, expenses of the transactions contemplated hereby that are payable at or after the Closing and all other amounts of such cash that must be paid as a result of the Closing), PROVIDED that at least $50 million of such amount constitutes "unrestricted cash." As used in this Agreement, "UNRESTRICTED CASH" means all cash and cash equivalents, other than cash withheld as a reserve against credit card advances.

    SECTION 8.03. CONDITIONS TO THE OBLIGATIONS OF A. The obligations of A to consummate the Mergers and the other transactions contemplated hereby and by the ancillary agreements are subject to the satisfaction of the following further conditions:

    (a) each of the representations and warranties of B contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and A shall have received a certificate of the Chairman, President or Chief Financial Officer of B to such effect;

    (b) each of the representations and warranties of TW and the Company contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time, as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and A shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect;

    (c) B shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and A shall have received a certificate of the Chairman, President or Chief Financial Officer of B to that effect;

    (d) each of TW and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and A shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect;

    (e) (i) A shall have received a written opinion from Shearman & Sterling to the effect that each of the A Merger and the B Merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code, that no gain or loss will be recognized by any of the Company, A or B as a result of such Mergers, and that no gain or loss will be recognized by any of C GP, C Inc. or the Company as a result of the C Merger; and (ii) if the Drop-Down is to be effected, A shall have received a written opinion from Shearman & Sterling to the effect that the Drop-Down will be treated for federal income tax purposes as a tax-free transfer of property within the meaning of Section 351 of the Code in which no gain or loss is recognized by either the Company or Newco B Corporation by reason of the transfer; which opinions may rely upon such certificates of the Company, B and A as are customary for such opinions, including certificates substantially in the forms of EXHIBIT F, EXHIBIT G and EXHIBIT H;

    (f) the personal guarantees issued by each A Principal Holder in respect of indebtedness of A to First Hawaiian Bank shall have been released subject only to the condition that the Mergers shall have been consummated; and

    (g) as of the Effective Time, the Company and its subsidiaries (which shall include A and B) shall have at least $80 million in cash and cash equivalents (including, without limitation, all such amounts to be drawn down on the Closing Date under committed lines of credit, but excluding, in all cases, the proceeds of borrowings guaranteed by the U.S. federal government, expenses of the transactions contemplated hereby that are payable at or after the Closing and all other amounts of such cash that must be paid as a result of the Closing), PROVIDED that at least $50 million of such amount constitutes "unrestricted cash."

    SECTION 8.04. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Mergers and the other transactions contemplated hereby and by the ancillary agreements are subject to the satisfaction of the following further conditions:

    (a) each of the representations and warranties of A contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and the Company shall have received a certificate of the Chairman, President or Chief Financial Officer of A to such effect;

    (b) each of the representations and warranties of B contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and the Company shall have received a certificate of the Chairman, President or Chief Financial Officer of B to such effect;

    (c) A shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of the Chairman, President or Chief Financial Officer of A to that effect;

    (d) B shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of the Chairman, President or Chief Financial Officer of B to that effect;

    (e) (i) the Company shall have received a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison and Shearman & Sterling, each to the effect that each of the A Merger and the B Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by any of C GP, C Inc. or the Company as a result of the C Merger; and (ii) if the Drop-Down is to be effected, the Company shall have received a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison and Shearman & Sterling to the effect that the Drop-Down will be treated for federal income tax purposes as a tax-free transfer of property within the meaning of Section 351 of the Code; which opinions may rely upon such certificates of the Company, B and A as are customary for such opinions, including certificates substantially in the forms of EXHIBIT F, EXHIBIT G and EXHIBIT H; and

    (f) As of the Effective Time, the Company and its subsidiaries (which shall include A and B) shall have access to, or there shall be a high likelihood that the Company and such subsidiaries shall have access to, at least $75 million of "liquidity" (as such term is used in the first sentence of Instruction 5 to Paragraph 303(a) of Regulation S-K) that none of A, its subsidiaries, B and its subsidiaries had access to on the date of this Agreement. For the avoidance of doubt, sources of "liquidity" shall include financings (whether they are debt or equity financings) and governmental and other loan guarantees for the benefit of the Company or any of its subsidiaries.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 9.01. TERMINATION. This Agreement may be terminated and the Mergers and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time and, except in the case of
Section 9.01(j) or (k), notwithstanding that any requisite approval and adoption of this Agreement and the transactions contemplated hereby has been obtained prior to such termination, as follows:

    (a) by mutual written consent duly authorized by the Boards of Directors of each of the Company, B and A;

    (b) by the Company, B or A, by written notice to the other parties, if either (i) the Effective Time shall not have occurred on or before the 120th day after the date hereof; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or (ii) any Order permanently enjoining, restraining or otherwise prohibiting the consummation of either the A Merger or the B Merger shall have become final and nonappealable;

    (c) by the Company, A or B, by written notice to the other parties, if this Agreement shall fail to receive the requisite vote for approval at the B Stockholders' Meeting as described in Section 8.01(a); PROVIDED, HOWEVER, that B may not terminate this Agreement pursuant to this Section 9.01(c) if B has not complied with its obligations under Section 7.01, Section 7.02 or Section 7.04 or has otherwise breached in any material respect its obligations under this Agreement in any manner that could reasonably have caused the failure of the requisite stockholder approval to be obtained at the B Stockholders' Meeting;

    (d) by the Company, A or B, by written notice to the other party, if this Agreement shall fail to receive the requisite vote for approval at the A Stockholders' Meeting as described in Section 8.01(a); PROVIDED, HOWEVER, that A may not terminate this Agreement pursuant to this Section 9.01(d) if A has not complied with its obligations under Section 7.01, Section 7.02 or Section 7.04 or has otherwise breached in any material respect its obligations under this Agreement in any manner that could reasonably have caused the failure of the stockholder approval to be obtained at the A Stockholders' Meeting;

    (e) by B or the Company, by written notice to the other and to A, if there has been a breach of any representation, warranty, covenant or agreement on the part of A set forth in this Agreement, or if any representation or warranty of A shall have become untrue, in either case such that the conditions set forth in
Section 8.02(a) or Section 8.02(c) (in the case of a termination by B under this Section 9.01(e)) or Section 8.04(a) or Section 8.04(c) (in the case of a termination by the Company under this Section 9.01(e)) would not be satisfied ("TERMINATING A BREACH"); PROVIDED, HOWEVER, that, if such Terminating A Breach is curable by A within 30 days through the exercise of its best efforts and for so long as A continues to exercise such best efforts, B and the Company may not terminate this Agreement under this Section 9.01(e) during such 30-day period (it being understood that (i) any breach of Section 7.02 or Section 7.04 shall be considered material for purposes of the cross-references to Article VIII in this Section 9.01(e) and (ii) the 30-day cure period shall not be available in the event of any such breach);

    (f) by A or the Company, by written notice to the other and to B, if there has been a breach of any representation, warranty, covenant or agreement on the part of B set forth in this Agreement, or if any representation or warranty of B shall have become untrue, in either case such that the conditions set forth in
Section 8.03(a) or Section 8.03(c) (in the case of a termination by A under this Section 9.01(f)) or Section 8.04(b) or Section 8.04(d) (in the case of a termination by the Company under this Section 9.01(f)) would not be satisfied (a "TERMINATING B BREACH"); PROVIDED, HOWEVER, that, if such Terminating B Breach is curable by B within 30 days through the exercise of its best efforts and for so long as B continues to exercise such best efforts, A and the Company may not terminate this Agreement under this Section 9.01(f) during such 30-day period (it being understood that (i) any breach of Section 7.02 or Section 7.04 shall be considered material for purposes of the cross-references to Article VIII in this Section 9.01(f) and (ii) the 30-day cure period shall not be available in the event of any such breach);

    (g) by B or A, by written notice to the other and to TW and the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of TW or the Company set forth in this Agreement, or if any representation or warranty of TW or the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(b) or
Section 8.02(d) (in the case of a termination by B under this Section 9.01(g)) or Section 8.03(b) or Section 8.03(d) (in the case of a termination by A under this Section 9.01(g)) would not be satisfied ("TERMINATING TW/ COMPANY BREACH"); PROVIDED, HOWEVER, that, if such Terminating TW/Company Breach is curable by TW or the Company within 30 days through the exercise of their respective best efforts and for so long as TW or the Company (as applicable) continues to exercise such best efforts, B and A may not terminate this Agreement under this
Section 9.01(g) during such 30-day period;

    (h) by B or the Company, by written notice to the other and to A, if (without regard to whether or not a breach of this Agreement has occurred)
(i) the Board of Directors of A shall not have recommended, or shall have resolved not to recommend, or shall have adversely qualified, adversely modified or withdrawn its recommendation to the stockholders of A to approve this Agreement and the A Merger or its declaration that this Agreement or the A Merger is advisable and fair to and in the best interest of A and its stockholders, or shall have resolved to do any of the foregoing (even if permitted by Section 7.02), (ii) the Board of Directors of A shall have recommended to the stockholders of A any Takeover Proposal involving A or shall have resolved to do so or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of A is commenced, and the Board of Directors of A fails, within 10 business days of such commencement, to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

    (i) by A or the Company, by written notice to the other and to B, if (without regard to whether or not a breach of this Agreement has occurred)
(i) the Board of Directors of B shall not have recommended, or shall have resolved not to recommend, or shall have adversely qualified, adversely modified or withdrawn its recommendation to the stockholders of B to approve this Agreement and the B Merger or its declaration that this Agreement or the B Merger is advisable and fair to and in the best interest of B and its stockholders, or shall have resolved to do any of the foregoing (even if permitted by Section 7.02), (ii) the Board of Directors of B shall have recommended to the stockholders of B any Takeover Proposal involving B or shall have resolved to do so or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of B is commenced, and the Board of Directors of B fails, within 10 business days of such commencement, to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

    (j) by B, by written notice to A and the Company and by payment in full of the fee in accordance with Section 9.05(b) (it being understood that this termination shall not be effective unless and until such fee has been paid in accordance with Section 9.05(b)) at any time before the satisfaction of the condition in Section 8.01(a) to the extent it pertains to the approval of the stockholders of B if the Board of Directors of B and (if appropriate) the Special Committee shall have elected to terminate this Agreement in order to adopt, enter into and recommend a binding agreement that constitutes a Superior Proposal, PROVIDED that (i) B has complied with all the terms of Sections 7.02 and 7.04 and notified the Company and A in writing that it intends to terminate this Agreement so that it may undertake such actions, attaching the most current version of such agreement to such notice, and (ii) at least three business days following such written notification by B to the Company and A of B's intention, after taking into account any modifications to the transactions contemplated by this Agreement that the Company and A have then proposed in writing and not withdrawn, the Board of

Directors of B and (if appropriate) the Special Committee have determined that such agreement is and continues to be a Superior Proposal.

    The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

    SECTION 9.02. EFFECT OF TERMINATION. Except as provided in Section 10.01, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no further liability under this Agreement on the part of TW, the Company, A or B or any of their respective officers or directors and all rights and obligations of each party hereto shall cease, subject to the Confidentiality Agreement and Section 7.03(b), the remedies of the parties referred to in Section 9.05 and the terms of the Expense Payment Agreement, but such termination shall be without prejudice to claims arising from willful breaches of this Agreement or any of the ancillary agreements before termination.

    SECTION 9.03. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after the approval and adoption of this Agreement and the transactions contemplated hereby by the A stockholders and the B stockholders, no amendment may be made which by law requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 9.04. WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed only by the party or parties to be bound thereby.

    SECTION 9.05. EXPENSES. (a) Except as provided in this Section 9.05 and the Expense Payment Agreement dated as of November, 2001 among A, B and TW (the "EXPENSE PAYMENT AGREEMENT"), whether or not the Mergers and the other transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses; PROVIDED that all printing and mailing expenses and all filing fees payable to Governmental Authorities (including, without limitation, filing fees of any party to this Agreement, the C Merger Agreement or the Voting Agreements under the Securities Act, the Exchange Act and the HSR Act) and all fees and expenses relating to the Registration Statement and the Joint Proxy Statement/Prospectus shall be shared equally and exclusively by A and B. Each of the parties to the Expense Payment Agreement that is a party to this Agreement agrees to apprise the other parties thereto promptly of any expenses incurred by such party that are reimbursable under the Expense Payment Agreement and to cause such party's advisors, whose fees and expenses are covered by such agreement, to submit promptly invoices to such party for fees and expenses.

    (b) Notwithstanding any provision in this Agreement to the contrary, if
(i) (A) this Agreement is terminated by B pursuant to Section 9.01(b)(i), or by the Company or A pursuant to Section 9.01(f) and (B) a Takeover Proposal (or the intent to make a Takeover Proposal), whether or not conditional, was publicly announced or made to B or its Board of Directors or the Special Committee either publicly or privately or to its stockholders generally at any time from and after the date hereof and on or before the date of the event that gave rise to such termination, (ii) this Agreement is terminated by B pursuant to
Section 9.01(j) or (iii) this Agreement is terminated by the Company or A pursuant to

Section 9.01(i), then, in each case, B shall pay in cash (y) to A or its designee a fee equal to THE GREATER OF (1) $2,000,000 and (2) THE LESSER OF
(I) $3,000,000 and (II) THE SUM OF 50% of the amount for which A is responsible under the Expense Payment Agreement AND 50% of the out-of-pocket costs incurred by A for legal fees and expenses (other than those incurred pursuant to the Expense Payment Agreement) in connection with this Agreement and the ancillary agreements and the transactions contemplated hereby or thereby and (z) to the Company or its designee $4,000,000 less such amount paid to A or its designee less any Advanced Amounts, such payments to the Company and A to be made on the same date as such termination.

    (c) Notwithstanding any provision in this Agreement to the contrary, if
(i) (A) this Agreement is terminated by A pursuant to Section 9.01(b)(i), or by the Company or B pursuant to Section 9.01(e) and (B) a Takeover Proposal (or the intent to make a Takeover Proposal), whether or not conditional, was publicly announced or made to A or its Board of Directors either publicly or privately or to its stockholders generally at any time from and after the date hereof and on or before the date of the event that gave rise to such termination or (ii) this Agreement is terminated by the Company or B pursuant to Section 9.01(h), then, in each case, A shall pay in cash (y) to B or its designee a fee equal to THE GREATER OF (1) $2,000,000 and (2) THE LESSER OF (I) $3,000,000 and (II) THE SUM OF 50% of the amount for which B is responsible under the Expense Payment Agreement AND 50% of the out-of-pocket costs incurred by B for legal fees and expenses (other than those incurred pursuant to the Expense Payment Agreement) in connection with this Agreement and the ancillary agreements and the transactions contemplated hereby or thereby and (z) to the Company or its designee $4,000,000 less such amount paid to B or its designee less any Advanced Amounts, such payment to be made on the same date as such termination.

    (d) Each of A and B will pay to TW a fee of $100,000 per month (or the pro rated portion thereof) during the period beginning on the date hereof and ending on the Closing Date. Such fee shall be payable on the first day of each calendar month for which it is due, except that the fee for the first calendar month (or portion thereof) shall be due on the date hereof. The aggregate amount of all such fees paid in cash under this Section 9.05(d) is referred to herein as the "ADVANCED AMOUNTS."

    (e) All payments under this Section 9.05 shall be made by wire transfer of immediately available U.S. dollar funds to an account designated by the party or parties to whom such payments are to be made.

    (f) The parties acknowledge that that the agreements contained in
Section 9.05(b), Section 9.05(c), Section 9.05(d) and Section 9.05(e) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of them would have entered into this Agreement; accordingly, if any party fails to pay any amount when due pursuant
Section 9.05(b), Section 9.05(c), Section 9.05(d) or Section 9.05(e) and, in order to obtain such payment, any party entitled to receive any such payment brings a suit or action which results in a judgment against the party that has so failed to pay, then such party shall pay the party bringing any such suit or action its costs and expenses (including attorneys' fees) in connection with such suit or action.

                                   ARTICLE X

                               GENERAL PROVISIONS

    SECTION 10.01.  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
AGREEMENTS. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 9.01, as the case may be, except that the agreements that by their terms contemplate performance at or after the Effective Time shall survive the Effective Time and those set forth in Section 7.03(b), Section 9.02 and
Section 9.05 and this Article X shall survive termination.

    SECTION 10.02. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon delivery) by delivery, by facsimile transmission and by courier service (with proof of service), hand delivery or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this
Section 10.02):

    if to A:

               Aloha Airgroup, Inc.
               Two Waterfront Plaza, Suite 500
               500 Ala Moana
               Honolulu, HI 96813
               Telecopier No.: (808) 539-5955
               Attention: President and Chief Executive Officer

    with copies to:

               Shearman & Sterling
               Commerce Court West
               199 Bay Street, Suite 4405
               Toronto, Ontario M5L 1E8
               Canada
               Telecopier No.: (416) 360-2958
               Attention: Brice T. Voran, Esq.

    and to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    if to B:

               Hawaiian Airlines, Inc.
               3375 Koapaka Street, Suite G-350
               Honolulu, HI 96819-1869
               Telecopier No.: (808) 835-3690
               Attention: General Counsel

    with copies to:

               Goodsill Anderson Quinn & Stifel
               1099 Alakea Street, Suite 1800
               Honolulu, HI 96813
               Telecopier No.: (808) 547-5880
               Attn: David Reber, Esq.

    and to:

               Gibson Dunn & Crutcher LLP
               1530 Page Mill Road
               Palo Alto, CA 94304
               Telecopier No.: (650) 849-5333
               Attention: Lawrence Calof, Esq.

    and to:

               Paul, Weiss, Rifkind, Wharton & Garrison
               1285 Avenue of the Americas
               New York, New York 10019-6064
               Telecopier No.: (212) 373-2085
               Attention: Judith R. Thoyer, Esq.

    and to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    if to the Company:

               TurnWorks Acquisition III, Inc.
               1330 Lake Robbins Dr.
               Suite 205
               The Woodlands, TX 77380
               Telecopier No.: (281) 363-2097
               Attention: President

    with a copy to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    if to TW:

               TurnWorks, Inc.
               1330 Lake Robbins Dr.
               Suite 205
               The Woodlands, TX 77380
               Telecopier No.: (281) 363-2097
               Attention: President

    with a copy to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    SECTION 10.03. CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

    (a) "AFFILIATE" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

    (b) "ANCILLARY AGREEMENTS" means the C Merger Agreement, the Voting Agreements, the Stockholders Agreement, the Registration Rights Agreement, the Management Agreements, the CEO Employment Agreement, the Advisory Agreements and the Stock Purchase Agreements referred to in Sections 2.01(a)(ii) and 2.01(a)(iii);

    (c) "BUSINESS DAY" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

    (d) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

    (e) "KNOWLEDGE" or "KNOWN" means, with respect to any matter in question, the actual knowledge of (x) in the case of A or any subsidiary of A, the persons listed in Section 10.03 of the A Disclosure Schedule, (y) in the case of B or any subsidiary of B, the persons identified in Section 10.03 of the B Disclosure Schedule and (z) in the case of the Company or TW, its President;

    (f) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "PERSON" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

    (g) "SUBSIDIARY" or "SUBSIDIARIES" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

    SECTION 10.04. ASSIGNMENT; BINDING EFFECT; BENEFIT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that TW may, upon prior written notice to the parties, transfer its rights and/or obligations, in whole or in part, to one or more affiliates or immediate relatives of any such affiliate or one or more affiliates of or trusts for the benefit of any such affiliates or immediate relatives (it being understood that no such transfer shall relieve TW of its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for Section 7.11, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. Section 7.11 may be enforced by the beneficiaries thereof.

    SECTION 10.05. INCORPORATION OF EXHIBITS. The B Disclosure Schedule, the A Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

    SECTION 10.06. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    SECTION 10.07. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State except, to the extent that provisions of the HBCA are mandatorily applicable. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit or proceeding relating to this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action, suit or proceeding related to or arising out of this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

    SECTION 10.08. HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 10.09. COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 10.10. ENTIRE AGREEMENT. This Agreement (including the Exhibits, the B Disclosure Schedule and the A Disclosure Schedule), the ancillary agreements, the Expense Payment Agreement and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

    SECTION 10.11. MUTUAL DRAFTING. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

    IN WITNESS WHEREOF, A, B, the Company and TW have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                       ALOHA AIRGROUP, INC.

                                                       By:  /s/ GLENN R. ZANDER
                                                            -----------------------------------------
                                                            Name: Glenn R. Zander
                                                            Title:  President and CEO

                                                       By:  /s/ BRENDA F. CUTWRIGHT
                                                            -----------------------------------------
                                                            Name: Brenda F. Cutwright
                                                            Title:  Executive Vice President, Finance
                                                            and CFO

                                                       HAWAIIAN AIRLINES, INC.

                                                       By:  /s/ PAUL J. CASEY
                                                            -----------------------------------------
                                                            Name: Paul J. Casey
                                                            Title:  Vice Chairman and Chief Executive
                                                                    Officer

                                                       By:  /s/ CHRISTINE R. DEISTER
                                                            -----------------------------------------
                                                            Name: Christine R. Deister
                                                            Title:  Executive Vice President
                                                                  and Chief Financial Officer

                                                       TURNWORKS ACQUISITION III, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title:  President

                                                       TURNWORKS, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title:  President

                                                                     APPENDIX II

                      FORM OF COMPANY STOCK INCENTIVE PLAN
                 ALOHA HOLDINGS, INC. 2002 STOCK INCENTIVE PLAN

                         Effective as of             , 2002

1.  PURPOSE OF THE PLAN

    This Aloha Holdings, Inc. 2002 Stock Incentive Plan is intended to be a broadly-based plan that promotes the interests of the Company and its stockholders by providing the key employees, consultants and directors of the Company and its Affiliates with an appropriate incentive to encourage them to continue to provide services to the Company or Affiliate and to improve the growth and profitability of the Company.

2.  DEFINITIONS

    As used in this Plan, the following capitalized terms shall have the following meanings:

    (a) "AFFILIATE" shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the first Person.

    (b) "AWARD" shall mean an Option or a share of Restricted Stock granted to a Participant pursuant to the terms of the Plan.

    (c) "AWARD AGREEMENT" shall mean a Stock Option Grant Agreement or Restricted Stock Agreement, as applicable, in such form as the Committee shall from time to time approve.

    (d)   "BOARD" shall mean the Board of Directors of the Company.

    (e) "CAUSE" shall mean, when used in connection with the termination of a Participant's Engagement, the termination of the Participant's Engagement by the Company or any Affiliate which Engages such Participant on account of (i) the failure of the Participant to substantially to perform his duties hereunder (other than any such failure due to the Participant's physical or mental illness) or the Participant performing such duties in a materially unsatisfactory manner as determined in the reasonable judgment of the Board;
(ii) the Participant's dishonesty, gross negligence in the performance of his duties hereunder or engaging in willful misconduct, which in the case of any such gross negligence, has caused or is reasonably expected to result in direct or indirect material injury, monetarily or otherwise, to the Company or any of its Affiliates; (iii) a breach by a Participant of the Participant's duty of loyalty to the Company and its Affiliates in contemplation of the Participant's termination of Engagement, such as the Participant's solicitation of customers or employees of the Company or an Affiliate prior to the termination of such Participant's Engagementl; (iv) the Participant's unauthorized removal from the premises of the Company or Affiliate of any document (in any medium or form) relating to the Company or an Affiliate or the customers of the Company or an Affiliate; (v) the indictment of the Participant for any felony or other serious crime involving moral turpitude; or (vi) a material breach by the Participant of his obligations under his employment or consulting agreement, if any, with the Company or any of its Affiliates; PROVIDED, HOWEVER, that if, on the date of determination, the Participant is a party to an effective employment or consulting agreement or Award Agreement that contains a different definition of the term "Cause," the definition in such agreement shall control. Any rights the Company or an Affiliate may have hereunder in respect of the events giving rise to Cause shall be in addition to the rights the Company or Affiliate may have under any other agreement with the Participant or at law or in equity. If, subsequent to a Participant's termination of Engagement, it is discovered that such Participant's Engagement could have been terminated for Cause, the Participant's Engagement shall, at the election of the Committee, in its sole discretion, be deemed to have been terminated for Cause retroactively to the date the events giving rise to Cause occurred.

    (f)   "CODE" shall mean the Internal Revenue Code of 1986, as amended.

    (g)   "COMMISSION" shall mean the U.S. Securities and Exchange Commission.

    (h) "COMMITTEE" shall mean a committee of the Board consisting solely of two or more directors, at least two of whom qualify as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of Treasury Regulation Section 1.162-27(e)(3), or in the absence of such committee, the Board.

    (i) "COMMON STOCK" shall mean the shares of common stock of the Company, par value $0.01 per share.

    (j) "COMPANY" shall mean Aloha Holdings, Inc., a corporation organized under the laws of Delaware.

    (k)   "DIRECTOR" shall mean any member of the Board.

    (l) "DISABILITY" shall mean, with respect to any Participant, that, as a result of incapacity due to a physical or mental illness, such Participant is, or is reasonably likely to become, unable to perform his duties for more than six (6) months or six (6) months in the aggregate during any twelve (12) month period. Notwithstanding the foregoing, if, as of the date of determination, the Participant is party to an effective employment or consulting agreement or Award Agreement that contains a different definition of the term "Disability" (or any derivation of such term), the definition in such agreement shall control.

    (m) "ELIGIBLE PERSON" shall mean any employee, consultant or Director who, in the judgment of the Committee, should be eligible to participate in this Plan due to the services they perform on behalf of the Company or an Affiliate.

    (n) "ENGAGEMENT" shall mean the provision of services to the Company or any Affiliate, and shall include, without limitation, (i) employment with the Company or any Affiliate, (ii) the provision of services as a consultant for the Company or any Affiliate and (iii) the provision of services as a Director. The terms "ENGAGES" and "ENGAGED" shall have correlative meanings.

    (o) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

    (p) "EXERCISE DATE" shall have the meaning set forth in Section 5.9 herein.

    (q) "EXERCISE NOTICE" shall have the meaning set forth in Section 5.9 herein.

    (r) "EXERCISE PRICE" shall mean the price that the Participant must pay under an Option for each share of Common Stock as determined by the Committee for each Option grant and specified in the Stock Option Grant Agreement.

    (s) "FAIR MARKET VALUE" shall mean, as of any date, the closing price of the share of Common Stock, as reported on the American Stock Exchange for such date or such national securities exchange as may be designated by the Board or, if Common Stock was not traded on such date, on the next preceding day on which Common Stock was traded.

    (t)   "GRANT DATE" shall mean the Grant Date as defined in Section 5.3 or
Section 6.2 herein, as applicable.

    (u) "NON-QUALIFIED STOCK OPTION" shall mean an Option that is not an "incentive stock option" within the meaning of Section 422 of the Code.

    (v) "OPTION" shall mean the option to purchase Common Stock granted to any Participant under this Plan. Each Option granted hereunder shall be a Non-Qualified Stock Option and shall be identified as such in the Stock Option Grant Agreement by which it is evidenced.

    (w) "OPTION SPREAD" shall mean, with respect to an Option, the excess, if any, of the Fair Market Value of a share of Common Stock as of the applicable Valuation Date over the Exercise Price.

    (x) "PARTICIPANT" shall mean an Eligible Person to whom a grant of an Award under this Plan has been made, and, where applicable, shall include Permitted Transferees.

    (y)   "PERMITTED TRANSFEREE" shall have the meaning set forth in
Section 5.5.

    (z) "PERSON" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    (aa) "PLAN" means the Aloha Holdings, Inc. 2002 Stock Incentive Plan, as may be amended from time to time.

    (bb) "RESTRICTED STOCK" shall mean a share of Common Stock which is granted to a Participant pursuant to Section 6 hereof and which is subject to the restrictions set forth in Section 6.3 hereof for so long as such restrictions continue to apply to such share.

    (cc) "RESTRICTED STOCK AGREEMENT" shall mean shall mean the separate written agreement entered into by each Participant and the Company evidencing the grant of share of Restricted Stock pursuant to this Plan (a sample of which is attached hereto as Exhibit B).

    (dd) "RETIREMENT" shall mean the termination of a Participant's Engagement with the Company or any Affiliate other than by reason of Disability, death or termination by the Company for Cause on or after the attainment of age 55, or such other retirement date as may be approved by the Committee for purposes of this Plan and specified in the applicable Award Agreement.

    (ee)   "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

    (ff) "STOCK OPTION GRANT AGREEMENT" shall mean the separate written agreement entered into by each Participant and the Company evidencing the grant of each Option pursuant to this Plan (a sample of which is attached hereto as Exhibit A).

    (gg) "TRANSFER" shall mean any transfer, sale, assignment, gift, testamentary transfer, pledge, hypothecation or other disposition of any interest. "TRANSFEREE" and "TRANSFEROR" shall have correlative meanings.

    (hh) "VALUATION DATE" shall mean the trading date immediately preceding the date of the relevant transaction.

    (ii) "VESTING DATE" shall mean, in the case of an Option, the date an Option becomes exercisable pursuant to Section 5.4 herein and, in the case of Restricted Stock, the date a share of Restricted Stock vests pursuant to
Section 6.3 herein. The terms "VESTED," "VEST" or "VESTS" shall have correlative meanings.

3.  ADMINISTRATION OF THIS PLAN

    This Plan shall be administered by the Committee. In the absence of a Committee, the Board shall function as the Committee for all purposes under this Plan, and to the extent that the Board so acts, references in this Plan to the Committee shall refer to the Board as applicable. In addition, the Committee, in its discretion, may delegate its authority to grants Awards to a director or an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the Committee at the time of such delegation.

    3.1 POWERS OF THE COMMITTEE. In addition to the other powers granted to the Committee under this Plan, the Committee shall have the discretionary power:
(a) to determine to which of the Eligible Persons grants of Awards shall be made; (b) to determine whether a grant of an Award will consist of an Option, Restricted Stock or any combination thereof; (c) to determine the time or times when grants shall be made and to determine the number of shares of Common Stock subject to each Award; (d) to prescribe the form of any Award Agreement evidencing an Award and make any amendment or modification to any Award Agreement consistent with the terms of this Plan; (e) to determine the terms and conditions applicable to each Award (which need not be identical); (f) to adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable for the administration of this Plan; (g) to construe and interpret this Plan, such rules and regulations and the instruments evidencing the Awards; and (h) to make all other determinations necessary or advisable for the administration of this Plan.

    3.2 DETERMINATIONS OF THE COMMITTEE. Any grant of an Award, determination, prescription or other act of the Committee made in good faith shall be final and conclusively binding upon all persons.

    3.3 INDEMNIFICATION OF THE COMMITTEE. No member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award. To the full extent permitted by law, the Company shall indemnify and hold harmless each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that such person, or such person's testator or intestate, is or was a member of the Committee.

    3.4 INCONSISTENT TERMS. In the event of a conflict between the terms of this Plan and the terms of any Award Agreement, the terms of this Plan shall govern.

4.  SHARES SUBJECT TO THIS PLAN

    Subject to adjustment as provided in this Section 4 and Section 8 hereof, the maximum number of shares of Common Stock available for grant under this Plan shall be 7,128,092 and during the term of this Plan, no Participant may be granted Awards with respect to more than 1,782,023 shares of Common Stock. To the extent that any Award granted under this Plan terminates, expires or is canceled without having been exercised, the shares covered by such Award shall again be available for grant under this Plan.

5.  OPTIONS

    5.1 IDENTIFICATION OF OPTIONS. The Options granted under this Plan shall be clearly identified in the Stock Option Grant Agreement as Non-Qualified Stock Options.

    5.2 EXERCISE PRICE. The Exercise Price of any Option granted under this Plan shall be such price as the Committee shall determine (which shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date for such Options) and which shall be specified in the Stock Option Grant Agreement; PROVIDED, HOWEVER, that such price may not be less than the minimum price required by law.

    5.3 GRANT DATE. The Grant Date of the Options shall be the date designated by the Committee and specified in the Stock Option Grant Agreement as of the date the Option is granted.

    5.4 VESTING DATE OF OPTIONS. Each Stock Option Grant Agreement shall indicate the date or conditions under which such Option shall become exercisable.

    5.5 LIMITATION ON TRANSFER. During the lifetime of a Participant, each Option shall be exercisable only by such Participant unless the Participant obtains written consent from the Company to Transfer such Option to a specified Transferee (a "PERMITTED TRANSFEREE") or the Participant's Stock Option Grant Agreement provides otherwise.

    5.6 CONDITION PRECEDENT TO TRANSFER OF ANY OPTION. It shall be a condition precedent to any Transfer of any Option by any Participant that the Transferee, if not already a Participant in this Plan, shall agree prior to the Transfer in writing with the Company to be bound by the terms of this Plan and the Stock Option Grant Agreement as if he had been an original signatory thereto.

    5.7 EFFECT OF VOID TRANSFERS. In the event of any purported Transfer of any Options in violation of the provisions of this Plan, such purported Transfer shall, to the extent permitted by applicable law, be void and of no effect.

    5.8 EXERCISE OF OPTIONS. A Participant may exercise any or all of his Vested Options by serving an Exercise Notice on the Company as provided in
Section 5.9 hereto.

    5.9 METHOD OF EXERCISE. Unless otherwise determined by the Committee, the Option shall be exercised by delivery of written notice to the Company's principal office (the "EXERCISE NOTICE"), to the attention of its Secretary, no less than five business days in advance of the effective date of the proposed exercise (the "EXERCISE DATE"). Such notice shall (a) specify the number of shares of Common Stock with respect to which the Option is being exercised, the Grant Date of such Option and the Exercise Date, (b) be signed by the Participant and (c) if the Option is being exercised by the Participant's Permitted Transferee(s), such Permitted Transferee(s) shall indicate in writing that they agree to and shall be bound by this Plan and Stock Option Grant Agreement as if they had been original signatories thereto. The Exercise Notice shall include (i) payment in cash for an amount equal to the Exercise Price multiplied by the number of shares of Common Stock specified in such Exercise Notice, or (ii) if approved in advance by the Committee, a certificate representing the number of shares of Common Stock with a Fair Market Value equal to the Exercise Price (provided the Participant has owned such shares at least six months prior to the Exercise Date) multiplied by the number of shares of Common Stock specified in such Exercise Notice or a combination of cash and certificates or any other method otherwise approved by the Committee.

    5.10 CERTIFICATES OF SHARES. Upon the exercise of the Options in accordance with Section 5.9, certificates of shares of Common Stock shall be issued in the name of the Participant and delivered to such Participant as soon as practicable following the Exercise Date or such shares shall be held in the name of the Participant in book entry form by a broker/dealer designated by the Participant or the Company.

    5.11 TERMINATION OF OPTIONS. The Committee may, at any time, in its absolute discretion, without amendment to this Plan or any relevant Stock Option Grant Agreement, terminate the Options then outstanding, whether or not exercisable, PROVIDED, HOWEVER, that the Company, in full consideration of such termination, shall pay with respect to any Option, or portion thereof, then outstanding, an amount equal to the Option Spread, if any, determined as of the Valuation Date coincident with or next succeeding the date of termination. Such payment shall be made as soon as practicable after the payment amounts are determined, PROVIDED, HOWEVER, that the Company shall have the option to make payments to the Participants by issuing a note to the Participant bearing a reasonable rate of interest as determined by the Committee in its absolute discretion.

    5.12 RIGHTS AS STOCKHOLDER. Except as otherwise expressly provided herein, the Participants shall not have any rights as stockholders with respect to any shares of Common Stock covered by or relating to the Options granted pursuant to this Plan until the date such Options are exercised and the Participants become the registered owners of such shares. Except as otherwise expressly provided in

Section 8 hereof, no adjustment to the Options shall be made for dividends or other rights for which the record date occurs prior to the date such Option is exercised and a stock certificate is issued.

6.  RESTRICTED STOCK GRANTS

    6.1 GRANT OF RESTRICTED STOCK. The Committee may grant shares of Restricted Stock pursuant to this Plan. Each grant of shares of Restricted Stock shall be evidenced by a Restricted Stock Agreement containing such conditions, terms and conditions as the Committee deems appropriate, provided that such restrictions, terms and conditions are not inconsistent with this Section 6.

    6.2 GRANT DATE. The Grant Date of a share of Restricted Stock shall be the date designated by the Committee and specified in the Restricted Stock Agreement as the date the share of Restricted Stock is granted.

    6.3 VESTING DATE OF RESTRICTED STOCK. Each Restricted Stock Agreement shall indicate the date or conditions under which such shares of Restricted Stock shall become Vested. Such conditions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Restricted Stock shall Vest upon (i) the attainment of one or more performance measures established by the Committee that are based on (1) the price of a share of Common Stock, (2) the Company's earnings per share, (3) the Company's market share, (4) the market share of a business unit of the Company designated by the Committee, (5) the Company's sales or revenues, (6) the sales or revenues of a business unit of the Company designated by the Committee, (7) the net income (before or after taxes) of the Company or any business unit of the Company designated by the Committee, (8) the cash flow return on investment of the Company or any business unit of the Company designated by the Committee,
(9) the earnings before or after interest, taxes, depreciation, and/or amortization of the Company or any business unit of the Company designated by the Committee, (10) the economic value added, (11) the return on stockholders' equity achieved by the Company, or (12) the total stockholders' return achieved by the Company, (ii) the Participant's continued employment with the Company or continued service as a an employee, consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion, or (iv) a combination of any of the foregoing. The performance measures described in clause (i) of the preceding sentence may be subject to adjustment for specified significant extraordinary items or events, and may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any Affiliate, division, or department thereof. Each Restricted Stock Award may have different conditions or restrictions, in the discretion of the Committee.

    6.4 LIMITATION OF TRANSFER OF RESTRICTED STOCK PRIOR TO VESTING. Prior to the date the shares of Restricted Stock become Vested, each share of Restricted Stock shall not be Transferable under any circumstances and no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall vest in the Transferee with any interest or right in or with respect to such share, but immediately upon any attempt to Transfer such rights, such share, and all of the rights related thereto, shall be cancelled and shall be forfeited by the Participant and the Transfer shall be of no force or effect.

    6.5  ISSUANCE OF CERTIFICATES FOR RESTRICTED STOCK.

    (a) ISSUANCE OF CERTIFICATES ISSUED PRIOR TO VESTING. Reasonably promptly after the receipt by the Company of the Restricted Stock Agreement executed by the Participant with respect to the shares of Restricted Stock granted by the Restricted Stock Agreement, the Company shall cause to be issued stock certificates, registered in the name of the Participant, evidencing the Common Stock granted by the Restricted Stock Agreement. Each certificate shall contain such legends as the Committee deems appropriate. The Committee may require that the certificate evidencing such share be held in custody by the Company until such share of Restricted Stock becomes Vested, and that, as a condition of any

Award of Restricted Stock, the Committee may require that the Participant deliver to the Company a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

    (b) ISSUANCE OF CERTIFICATES ISSUED AFTER VESTING. Reasonably promptly after any such shares of Restricted Stock Vests pursuant to Section 6.3 hereof, the Company shall cause to be issued and delivered to the Participant new certificates evidencing such Common Stock, containing such legends as the Committee deems appropriate or such shares may be held in the Participant's name in book entry form by a broker/dealer designated by the Participant or the Company.

    6.6 TERMINATION OF RESTRICTED STOCK. The Committee may, at any time, in its absolute discretion, terminate any Award of shares of Restricted Stock then outstanding, whether Vested or not, PROVIDED, HOWEVER, that the Company, in full consideration of such termination shall pay with respect to each share of Restricted Stock, whether or not Vested on the date of such termination, an amount equal to the Fair Market Value determined as of the Valuation Date coincident with or next succeeding the date of termination. Such payment shall be made as soon as practicable after the payment amounts are determined, PROVIDED, HOWEVER, that the Company shall have the option to make payments to the Participants by issuing a note to the Participant bearing a reasonable rate of interest as determined by the Committee in its absolute discretion.

    6.7  RIGHTS AS SHAREHOLDERS.

    (a) DIVIDENDS. Unless otherwise provided in the Restricted Stock Award Agreement, ordinary and routine dividends paid in cash with respect to shares of Restricted Stock that are outstanding as of the relevant record date for such dividends shall be distributed to the participant at such time and in the manner paid to holders of Common Stock. Stock dividends issued with respect to shares covered by the Restricted Stock Award shall be treated as additional shares under the Restricted Stock Award and shall be subject to the same restrictions and terms and conditions that apply to the shares with respect to which such dividends are issued.

    (b) VOTING. The Participant shall be entitled to vote the Restricted Stock, or in the case of Restricted Stock held in custody by the Company, direct the Company as to the manner as to which the Restricted Stock shall be voted.

7.  TERMINATION OF ENGAGEMENT.

    (a) EXPIRATION OF OPTIONS. With respect to each Participant, such Participant's Options, or portion thereof, which have not become Vested in accordance with the terms of this Plan shall expire on the date such Participant's Engagement is terminated for any reason unless otherwise specified in the applicable Stock Option Grant Agreement. With respect to each Participant, each Participant's Option(s), or any portion thereof, which has become Vested on the date such Participant's Engagement is terminated shall expire on the earlier of (i) the commencement of business on the date the Participant's Engagement is terminated for Cause; (ii) 60 days after the date the Participant's Engagement is terminated for any reason other than Cause, death or Disability; (iii) one year after the date of the Participant's Engagement is terminated by reason of the Participant's death; (iv) one year after the date the Participant's Engagement is terminated by reason of Disability or Retirement, provided, however, that if during such one year period following the termination of the Participant's Engagement by reason of Disability or Retirement the Participant dies, the Participant's legal representative or beneficiary may exercise the Participant's Option(s), or any portion thereof, which have become exercisable on the date of the Participant's Engagement is terminated for a period of one year from the date of the Participant's death; or (v) the 10th anniversary of the Grant Date for such Option(s). Notwithstanding the foregoing, the Committee may specify in the Stock Option Grant Agreement a different expiration date or period for any Option granted hereunder, and such expiration date or period shall supersede the foregoing expiration period.

    (b) EXPIRATION OF RESTRICTED STOCK. With respect to each Participant, such Participant's shares of Restricted Stock which have not become Vested on the date such Participant's Engagement is terminated for any reason shall be forfeited unless otherwise specified in the Restricted Stock Agreement.

8.  ADJUSTMENT UPON CHANGES IN COMPANY STOCK

    (a) SHARES AVAILABLE FOR AWARDS. In the event of any change in the number of shares of Company Stock outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or in the event of any other change in the capitalization of the Company or any other corporate change or transaction involving the Company or its securities, the Committee may, in its absolute discretion, in such manner as it deems appropriate, adjust the maximum number, type and/or class of shares with respect to which the Committee may grant Awards under Section 4 hereof, including the maximum number and/or class of shares with respect to which the Committee may grant Awards to any Participant during the term of the Plan.

    (b) ADJUSTMENTS TO OUTSTANDING AWARDS. In the event of any change in the number of shares of Company Stock outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or in the event of any other change in the capitalization of the Company or any other corporate change or transaction involving the Company or its securities, the Committee may, in its absolute discretion, in such manner as it deems appropriate, adjust the number, type and/or class of shares subject to Awards outstanding on the date on which such change occurs and, if applicable, in the exercise price of each Option.

    (c) NO OTHER RIGHTS. Except as expressly provided in this Plan or the Award Agreements evidencing the Awards, the Participants shall not have any rights by reason of any change in the capitalization of the Company or other corporate change or transaction involving the Company or its securities. Except as expressly provided in this Plan or the Award Agreements evidencing the Awards, no issuance by the Company of shares of Common Stock or shares of stock of any class, or securities convertible into shares of Common Stock or shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or class of shares of Common Stock subject to an Award or, if applicable, the exercise price of any Option.

9.  WITHHOLDING TAXES

    9.1 CASH REMITTANCE. Whenever shares of Common Stock are to be issued upon the exercise of an Option or when shares of Restricted Stock Vest (or if a Participant makes an election under Section 83(b) of the Code with respect to Restricted Stock, when such Restricted Stock is granted), the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy federal, state, local and foreign withholding tax requirements, if any, attributable to such exercise, grant or Vesting prior to the delivery of any certificate or certificates for such shares or the effectiveness of the lapse of such restrictions. Without limitation on the foregoing, the Company shall have the right to require the Participant to remit to the Company or any of its Affiliates in cash an amount sufficient to satisfy any applicable tax liability, including, without limitation, that if the Company or any of its Affiliates is liable to account for or deduct any tax, national insurance or other fiscal impositions or duties payable as a result of the exercise of an Option, the Vesting or grant of Restricted Stock or the issue or transfer of shares of Common Stock from the salary or other earnings of the Participant in any relevant payment period and such salary or earnings are insufficient to meet the liability of the Company or any of its Affiliates, then the Company shall have the right to require the Participant to remit to the Company or any of its Affiliates in cash an amount sufficient to satisfy this liability.

    9.2 STOCK REMITTANCE. At the election of the Participant, subject to the approval of the Committee, when shares of Common Stock are to be issued upon the exercise of an Option or when shares of Restricted Stock Vest, the Participant may tender to the Company a number of shares of Common Stock owned by the Participant having a Fair Market Value at the tender date determined by the Committee to be sufficient to satisfy the minimum federal, state and local withholding tax requirements, if any, attributable to such exercise or Vesting but not greater than such withholding obligations. Such election shall satisfy the Participant's obligations under Section 9.1 hereof, if any.

    9.3 STOCK WITHHOLDING. At the election of the Participant, subject to the approval of the Committee, when shares of Common Stock are to be issued upon the exercise of an Option or when Restricted Stock Vests, the Company shall withhold a number of such shares having a Fair Market Value at the exercise date determined by the Committee to be sufficient to satisfy the minimum federal, state and local withholding tax requirements, if any, attributable to such exercise or Vesting but not greater than such withholding obligations. Such election shall satisfy the Participant's obligations under Section 9.1 hereof, if any.

10. SECURITIES MATTERS

    10.1 REGISTRATION. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of any shares of Common Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything hereof to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing shares of Common Stock pursuant to this Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition to the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee deems necessary or advisable.

    10.2 EFFECTIVENESS OF OPTION EXERCISE. With respect to an Option, the exercise of such Option granted hereunder shall only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of shares of Common Stock pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Company may, in its sole discretion, defer the effectiveness of an exercise of an Option hereunder or the issuance or transfer of shares of Common Stock pursuant to any Award pending or to ensure compliance under federal or state securities laws. The Company shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Option or the issuance or transfer of shares of Common Stock pursuant to any Award. During the period that the effectiveness of the exercise of an Option has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

11. EFFECTIVE DATE; PLAN TERM; AMENDMENT OF THIS PLAN; TERMINATION OF THIS PLAN

    11.1  EFFECTIVE DATE.  The effective date of this Plan shall be [      ],
2002.

    11.2 PLAN TERM. The Committee shall not grant any Awards under this Plan on or after the tenth anniversary of the Effective Date. All Awards which remain outstanding after such date shall continue to be governed by this Plan and the function of the Committee will be limited to supervising the administration of Awards previously granted.

    11.3 AMENDMENT OF THIS PLAN. The Committee may, in its absolute discretion, from time to time revise or amend this Plan, PROVIDED, HOWEVER, that any such amendment shall not impair or adversely affect the Participants' rights under this Plan or any outstanding Award without such Participant's written consent.

    11.4 TERMINATION OF THIS PLAN. The Committee may at any time, in its absolute discretion, suspend or terminate this Plan. No awards may be granted during any suspension of this Plan or after this Plan has been terminated. The termination of this Plan shall not affect the terms and conditions of any Awards previously granted, including, without limitation Sections 5.11 and 6.6 of this Plan. After this Plan terminates, the function of the Committee will be limited to supervising the administration of Awards previously granted.

12. MISCELLANEOUS

    12.2 NO SPECIAL RIGHTS. Nothing contained in this Plan shall confer upon the Participants any right with respect to the continuation of their Engagement or interfere in any way with the right of the Company or an Affiliate, subject to the terms of any separate employment agreements to the contrary, at any time to terminate such Engagement or to increase or decrease the compensation of the Participants from the rate in existence at the time of the grant of any Award.

    12.3 RIGHT OF OFFSET. If a Participant becomes entitled to a distribution of benefits under this Plan, and if at such time the Participant has any outstanding debt, obligation, or other liability representing an amount owing to the Company or any of its Affiliates, the Company, upon a determination by the Committee, and to the extent permitted by applicable law, may offset such amount so owing against the amount of benefits otherwise distributable. Such determination shall be made by the Committee.

    12.4 NO OBLIGATION TO EXERCISE AN OPTION. The grant to the Participants of the Options shall impose no obligation upon the Participants to exercise such Options.

    12.5 NOTICES. All notices and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered in person, by cable, telegram, telex or facsimile transmission, to the parties as follows:

    If to the Participant:

    To the address shown on the Award Agreement.

    If to the Company:

    Attention: [            ]

    or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

    12.6 DESCRIPTIVE HEADINGS. The headings in this Plan are for convenience of reference only and shall not limit or otherwise affect the meaning of the terms contained herein.

    12.7 GENDER. All references herein to the masculine gender shall include the feminine.

    12.8 SEVERABILITY. In the event that any one or more of the provisions, subdivisions, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, subdivision, word, clause, phrase or sentence in every other respect and of the remaining provisions, subdivisions, words, clauses, phrases or sentences hereof shall not in any way be impaired, it being intended that all rights, powers and privileges of the Company and Participants shall be enforceable to the fullest extent permitted by law.

    12.9 GOVERNING LAW. This Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

                                                                       EXHIBIT A

                          STOCK OPTION GRANT AGREEMENT

    THIS AGREEMENT, made as of this       day of             200 between Aloha
Holdings, Inc. (the "COMPANY") and             (the "PARTICIPANT").

    WHEREAS, the Company has adopted and maintains the Aloha Holdings, Inc. 2002 Stock Incentive Plan (the "PLAN") to promote the interests of the Company and its stockholders by providing the Company's key employees, consultants and directors with an appropriate incentive to encourage them to continue to provide services to the Company and to improve the growth and profitability of the Company;

    WHEREAS, the Plan provides for the grant to Participants in the Plan of Non-Qualified Stock Options to purchase shares of Common Stock of the Company.

    NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

    1. GRANT OF OPTIONS. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Company hereby grants to the Participant a
NON-QUALIFIED STOCK OPTION (the "OPTION") with respect to       shares of Common
Stock of the Company.

    2.  GRANT DATE.  The Grant Date of the Option hereby granted is as of
      ,       .

    3. INCORPORATION OF PLAN. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. All capitalized terms used herein shall have the meaning given to such terms in the Plan.

    4.  EXERCISE PRICE.  The exercise price of each share underlying the Option
hereby granted is $            .

    5. EXERCISABILITY. The Option shall become exercisable in the following manner and on the following dates (the "VESTING DATE(S)"): The Options shall
become exercisable with respect to [            ] shares of Common Stock on
[            ] PROVIDED, HOWEVER, that the Participant continues to be Engaged by the Company or any of its Affiliates from the Grant Date through each such Vesting Date.

    6. EXPIRATION DATE. Subject to the provisions of the Plan, the Option or any portion thereof which has not become exercisable on the date the Participant's Engagement is terminated for any reason shall expire on such date, and with respect to any Option or any portion thereof which has become exercisable on or before such date, the Option shall expire on the earlier of:
(i) the commencement of business on the date the Participant's Engagement is terminated for Cause; (ii) 60 days after the date the Participant's Engagement is terminated for any reason other than Cause, death or Disability; (iii) one year after the date of the Participant's Engagement is terminated by reason of the Participant's death; (iv) one year after the date the Participant's Engagement is terminated by reason of Disability or Retirement, provided, however, that if during such one year period following the termination of the Participant's Engagement by reason of Disability or Retirement the Participant dies, the Participant's legal representative or beneficiary may exercise the Participant's Option(s), or any portion thereof, which have become exercisable on the date of the Participant's Engagement is terminated for a period of one year from the date of the Participant's death; or (v) the 10th anniversary of the Grant Date.

    7. DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, shall be in writing and shall be effective only to the extent specifically set forth in such writing.

    8. LIMITATION ON TRANSFER. During the lifetime of the Participant, the Option shall be exercisable only by the Participant. The Option shall not be assignable or transferable other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Participant may request authorization from the Committee to assign his rights with respect to the Option granted herein to a trust or custodianship, the beneficiaries of which may include only the Participant, the Participant's spouse or the Participant's lineal descendants (by blood or adoption), and, if the Committee grants such authorization, the Participant may assign his rights accordingly. In the event of any such assignment, such trust or custodianship shall be subject to all the restrictions, obligations, and responsibilities as apply to the Participant under the Plan and this Stock Option Grant Agreement and shall be entitled to all the rights of the Participant under the Plan.

    9. INTEGRATION. This Agreement, and the other documents referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement, including without limitation the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

    10. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

    11. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

    12. PARTICIPANT ACKNOWLEDGMENT. The Participant hereby acknowledges receipt of a copy of the Plan. The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Option shall be final and conclusive.

    IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer and said Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

                                          Aloha Holdings, Inc.
                                          --------------------------------------
                                          By:
                                          Title:
                                          --------------------------------------
                                          Participant

                                                                       EXHIBIT B

                           RESTRICTED STOCK AGREEMENT

    THIS AGREEMENT, made as of this       day of             200 between Aloha
Holdings, Inc. (the "COMPANY") and             (the "PARTICIPANT").

    WHEREAS, the Company has adopted and maintains the Aloha Holdings, Inc. 2002 Stock Incentive Plan (the "PLAN") to promote the interests of the Company and its stockholders by providing the Company's key employees and others with an appropriate incentive to encourage them to continue to provide services to the Company and to improve the growth and profitability of the Company;

    WHEREAS, the Plan provides for the grant to Participants in the Plan of a share of Restricted Stock of the Company.

    NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

    1. GRANT OF RESTRICTED STOCK. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Company hereby grants to the Participant an Award of Restricted Stock (the "RESTRICTED STOCK") with respect
to       shares of Common Stock of the Company.

    2.  GRANT DATE.  The Grant Date of the Restricted Stock hereby granted is as
of       ,       .

    3. INCORPORATION OF PLAN. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. All capitalized terms used herein shall have the meaning given to such terms in the Plan.

    4.  VESTING DATE.  The Restricted Stock shall Vest in the following manner
and on the following vesting dates (the "VESTING DATE(S)"): [            ]
shares of Common Stock underlying the Award of Restricted Stock shall become
vested [            ]; PROVIDED, HOWEVER, that the Participant continues to be
Engaged by the Company or any of its Affiliates from the Grant Date through each such Vesting Date.

    5. EXPIRATION DATE. Subject to the provisions of the Plan, the shares of Restricted Stock which have not become Vested as of the date the Participant's Engagement is terminated for any reason shall expire on such date.

    6. DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, shall be in writing and shall be effective only to the extent specifically set forth in such writing.

    7. LIMITATION ON TRANSFER. Prior to the Vesting Date(s) of a share of Restricted Stock, each share of Restricted Stock shall not be Transferable under any circumstances and no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall vest in the Transferee with any interest or right in or with respect to such share, but immediately upon any attempt to Transfer such rights, such share, and all of the rights related thereto, shall be cancelled and shall be forfeited by the Participant and the Transfer shall be of no force or effect.

    8. INTEGRATION. This Agreement, and the other documents referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement, including without limitation the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

    9. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

    10. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

    11. PARTICIPANT ACKNOWLEDGMENT. The Participant hereby acknowledges receipt of a copy of the Plan. The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Option shall be final and conclusive.

                             *    *    *    *    *

    IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer and said Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

                                                       ALOHA HOLDINGS, INC.

                                                       ---------------------------------------------
                                                       By:
                                                       Title:

                                                       ---------------------------------------------
                                                       Participant

                                                                    APPENDIX III

[LOGO]

                                                          December 18, 2001

Special Committee of the Board of Directors
Board of Directors
Hawaiian Airlines, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

Members of the Special Committee of the Board and Members of the Board:

    We understand that Aloha Airgroup, Inc., a Hawaii corporation ("Aloha"), Hawaiian Airlines, Inc., a Hawaii corporation ("Hawaiian"), TurnWorks Acquisition III, Inc., a wholly owned subsidiary of TurnWorks, Inc. and a Delaware corporation ("Newco"), and TurnWorks Inc., the sole stockholder of Newco and a Texas corporation ("TurnWorks") propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated December 17, 2001 (the "Merger Agreement"), which provides for, among other things, the merger of Aloha with and into Newco A Sub (as defined in the Merger Agreement) (the "A Merger") and for the merger of Hawaiian with and into Newco B LLC (as defined in the Merger Agreement) or Newco (the "B Merger", and with the A Merger, the "Mergers"). Pursuant to the Mergers, Aloha and Hawaiian will become wholly owned subsidiaries of Newco, and (i) each outstanding share of Class A and Class B common stock of Aloha, par value $1.00 per share (the "Aloha Common Stock"), other than shares held in treasury or held by Aloha, Hawaiian or Newco or any affiliate of Aloha, or Hawaiian or Newco or as to which dissenters' rights have been perfected and exercised, will be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Common Stock, par value $.0001 per share, of Newco ("Newco Common Stock") equal to the "A Exchange Ratio" (as defined in the Merger Agreement) and (ii) each outstanding share of common stock of Hawaiian, par value $.01 per share (the "Hawaiian Common Stock"), other than shares owned by Aloha, Hawaiian, Newco or any direct or indirect wholly owned subsidiary of Aloha, Hawaiian or Newco (other than shares that are beneficially owned by third parties), and shares as to which dissenters' rights have been perfected and exercised, will be converted into the right to receive (a) one fully paid and nonassessable share of Newco Common Stock (the "Hawaiian Exchange Ratio"), plus (b) $2.00 principal amount of a new issue of Notes due 2008 of Newco (the "Notes") (collectively, the "Merger Consideration"). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement. Prior to the Mergers, AIP General Partner and AIP, Inc. (collectively "AIP") and its affiliates will enter into a transaction with Newco and TurnWorks and certain affiliates (the "C Merger"), a transaction to which Aloha and Hawaiian are not parties.

    You have asked for our opinion as to whether the Merger Consideration to be received by the stockholders of Hawaiian (other than AIP, TurnWorks and Newco or any of their respective affiliates), pursuant to the B Merger is fair from a financial point of view to such holders.

    For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other business and financial information of Hawaiian;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning Aloha and Hawaiian prepared by the managements of Aloha and Hawaiian, respectively;

                                     III-1

   (iii) reviewed certain financial forecasts prepared by the managements of Aloha and Hawaiian, respectively;

    (iv) reviewed certain financial forecasts of Newco prepared by the management of TurnWorks, including Newco's projected earnings per share, cash flow, consolidated capitalization and financial ratios, and discussed such forecasts with the management of TurnWorks;

    (v) discussed the past and current operations and financial condition and the prospects of Aloha, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Aloha;

    (vi) discussed the past and current operations and financial condition and the prospects of Hawaiian, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Hawaiian;

   (vii) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of TurnWorks, and discussed such information with the management of TurnWorks;

  (viii) reviewed and considered in the analysis, information prepared by members of senior management of Aloha and Hawaiian relating to the relative contributions of Aloha and Hawaiian to the combined company;

    (ix) reviewed the reported market prices and trading volumes and activity for the Hawaiian Common Stock;

    (x) compared the financial performance of Aloha, Hawaiian, and the projected financial forecasts of Newco with that of certain other publicly-traded companies comparable with Aloha, Hawaiian, and Newco, respectively;

    (xi) reviewed the prices and trading activity of the common stocks and debt obligations of certain publicly traded airline companies deemed comparable to Aloha, Hawaiian and Newco;

   (xii) reviewed the capital structures and credit ratings of certain publicly traded airline companies deemed comparable to Newco;

  (xiii) participated in discussions among representatives of Aloha and Hawaiian and their financial and legal advisors;

   (xiv) reviewed the draft Merger Agreement and certain related documents; and

   (xv) considered such other factors and performed such other analyses as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Aloha, Hawaiian and TurnWorks for the purposes of this opinion. With respect to financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of the future financial performance of each of Aloha, Hawaiian and TurnWorks, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have relied upon TurnWorks management's assessment of its ability to attract key employees for Newco. We have also relied upon, without independent verification, the assessment by the management of each of Aloha, Hawaiian and TurnWorks regarding the timing and risks associated with, Aloha's and Hawaiian's integration with Newco. Morgan Stanley has been instructed to assume that the Mergers are not a change of control of Hawaiian, and Morgan Stanley has not been authorized to contact, nor has it contacted, any other party regarding a potential transaction with

                                     III-2

Hawaiian. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, pursuant to the Internal Revenue Code of 1986, and that the stockholders of Hawaiian will recognize no gain or loss for federal income tax purposes, except with respect to any cash or Notes received. We have not made any independent valuation or appraisal of the assets or liabilities of Aloha or Hawaiian, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    We have acted as financial advisor to the Special Committee of the Board of Directors of Hawaiian in connection with this transaction and will receive a fee for our services, the payment of a significant portion of which is contingent upon consummation of the Mergers. In the ordinary course of business, we may actively trade the securities of Hawaiian for our own account and for the accounts of customers, and accordingly, at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Special Committee of the Board of Directors and the Board of Directors of Hawaiian and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Hawaiian with the Securities and Exchange Commission in respect of the transaction. This opinion does not in any manner address the prices at which the Newco Common Stock will trade following consummation of the Mergers, and Morgan Stanley expresses no opinion or recommendation as to how any stockholders of Aloha and Hawaiian should vote at the shareholders' meetings held in connection with the Mergers. Our opinion does not address Hawaiian's underlying business decision to effect the Mergers. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address any transaction other than the B Merger or the effect of the B Merger on constituents other than the public stockholders of Hawaiian who are eligible to receive Merger Consideration in the B Merger.

    Based upon and subject to the foregoing, we are of the opinion that on the date hereof the Merger Consideration to be received by the stockholders of Hawaiian (other than AIP, TurnWorks and Newco or any of their respective affiliates) pursuant to the B Merger is fair from a financial point of view to such holders.

                                                       Very truly yours,

                                                       MORGAN STANLEY & CO. INCORPORATED

                                                       By:  /s/ IAN C.T. PEREIRA
                                                            -----------------------------------------
                                                            Ian C.T. Pereira
                                                            Managing Director

                                     III-3

                                                                     APPENDIX IV

                                    FORM OF
               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                        TURNWORKS ACQUISITION III, INC.

    TURNWORKS ACQUISITION III, INC., a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

    1. The name of the corporation is TURNWORKS ACQUISITION III, INC. and it was originally incorporated under the name "TURNWORKS ACQUISITION III, INC." The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 14, 2001.

    2. This Restated Certificate of Incorporation, having been duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "GENERAL CORPORATION LAW") and by the written consent of the sole stockholder of TURNWORKS ACQUISITION III, INC., restates and further amends the provisions of the Certificate of Incorporation as amended or supplemented heretofore. As so restated and further amended, the Restated Certificate of Incorporation (hereinafter, this "CERTIFICATE OF INCORPORATION") reads as follows:

                                   ARTICLE I
                                      NAME

    The name of the corporation is "ALOHA HOLDINGS, INC." (the "CORPORATION").

                                   ARTICLE II
                      ADDRESS; REGISTERED OFFICE AND AGENT

    The address of the Corporation's registered office is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware; and the name of its registered agent at such address is CT Corporation System.

                                  ARTICLE III
                                    PURPOSES

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

                                   ARTICLE IV
                                 CAPITAL STOCK

    A.  NUMBER OF SHARES; GENERAL PROVISIONS.

    SECTION 1. NUMBER OF SHARES AUTHORIZED. The total number of shares of all classes of stock that the Corporation shall be authorized to issue is two hundred million (200,000,000) shares, consisting of fifty million (50,000,000) shares of Preferred Stock, par value $.0001 per share (the "PREFERRED STOCK"), and one hundred fifty million (150,000,000) shares of Common Stock, par value $.0001 per share (the "COMMON STOCK").

    SECTION 2. RESTRICTIONS ON FOREIGN OWNERSHIP OF VOTING STOCK. The ownership or control of more than 25% of the issued and outstanding Voting Stock of the Corporation by persons who are not

"citizens of the United States" as defined in Section 102(a)(15) of the Transportation Act (49 U.S.C. Section 4101, ET SEQ., the "TRANSPORTATION ACT") is prohibited; PROVIDED, HOWEVER, that such percentage shall be deemed to be automatically increased or decreased from time to time to that percentage of ownership which is then permissible by persons who are not "citizens of the United States" under the Transportation Act or under any successor or other law of the United States of America which provides for the regulation of, or is otherwise applicable to, the Corporation or its subsidiaries in their business activities. As used in the preceding sentence and elsewhere in this Certificate of Incorporation, "Voting Stock" of the Corporation means the Common Stock and any shares of Preferred Stock of the Corporation entitled to vote on matters generally referred to the stockholders for a vote.

    B.  PREFERRED STOCK.

    Subject to the limitations of and in the manner provided by law, the Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

    C.  DESIGNATION OF SPECIAL PREFERRED STOCK.

    SECTION 1. DESIGNATION AND AMOUNT. Three (3) of the authorized shares of Preferred Stock are hereby designated as "Series A Special Preferred Stock, par value $.0001 per share" (the "SERIES A SPECIAL PREFERRED STOCK"), three (3) of the authorized shares of Preferred Stock are hereby designated as "Series B Special Preferred Stock, par value $.0001 per share" (the "SERIES B SPECIAL PREFERRED STOCK"), three (3) of the authorized shares of Preferred Stock are hereby designated as "Series C Special Preferred Stock, par value $.0001 per share" (the "SERIES C SPECIAL PREFERRED STOCK"), one (1) of the authorized shares of Preferred Stock are hereby designated as "Series D Special Preferred Stock, par value $.0001 per share" (the "SERIES D SPECIAL PREFERRED STOCK"), one
(1) of the authorized shares of Preferred Stock are hereby designated as "Series E Special Preferred Stock, par value $.0001 per share" (the "SERIES E SPECIAL PREFERRED STOCK") and one (1) of the authorized shares of Preferred Stock are hereby designated as "Series F Special Preferred Stock, par value $.0001 per share" (the "SERIES F SPECIAL PREFERRED STOCK") (collectively, the "SPECIAL PREFERRED STOCK").

    SECTION 2. DIVIDENDS AND DISTRIBUTIONS. At any time that a dividend or distribution is declared and paid with respect to Common Stock, a dividend shall be paid on the Special Preferred Stock in an amount per share equal to twice the dividend per share paid on the Common Stock, and, except as provided in Sections 6 and 7 hereof, the Special Preferred Stock shall not be entitled to receive any other dividends or distributions thereon.

    SECTION 3.  VOTING RIGHTS.

    (a) VOTING RIGHTS OF THE SPECIAL PREFERRED STOCK. The Special Preferred Stock shall have the right to vote: (i) as required by the General Corporation Law and (ii) together with the Common Stock as a single class with respect to any matters submitted to the holders of shares of the Common Stock of the Corporation. The holder of each share of Special Preferred Stock shall be entitled to one vote for each share of Special Preferred Stock held by such holder.

    (b) NOTICE. So long as any shares of the Special Preferred Stock remain outstanding, the Corporation will provide the holders of the Special Preferred Stock with notice of each annual and special meeting of stockholders, including without limitation any meeting at which matters on which the Special Preferred Stock is entitled to vote, to the same extent as the holders of the Common Stock.

    (c)  CONDITIONAL RIGHT TO ELECT DIRECTORS TO FILL VACANCIES.

           (i) SERIES A SPECIAL PREFERRED STOCK. In the event of a vacancy or vacancies on the Board of Directors of the Corporation or any committee thereof caused by the removal, resignation or death of one or more directors whom the holders of the Series A Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors or such committee pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy or vacancies may be filled by the affirmative vote of a majority of the holders of the Series A Special Preferred Stock at a special meeting of holders of the Series A Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series A Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

           (ii) SERIES B SPECIAL PREFERRED STOCK. In the event of a vacancy or vacancies on the Board of Directors of the Corporation or any committee thereof caused by the removal, resignation or death of one or more directors whom the holders of the Series B Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors or such committee pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy or vacancies may be filled by the affirmative vote of a majority of the holders of the Series B Special Preferred Stock at a special meeting of holders of the Series B Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series B Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

           (iii) SERIES C SPECIAL PREFERRED STOCK. In the event of a vacancy or vacancies on the Board of Directors of the Corporation or any committee thereof caused by the removal, resignation or death of one or more directors whom the holders of the Series C Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors or such committee pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy or vacancies may be filled by the affirmative vote of a majority of the holders of the Series C Special Preferred Stock at a special meeting of holders of the Series C Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series C Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

           (iv) SERIES D SPECIAL PREFERRED STOCK. In the event of a vacancy on the Board of Directors of the Corporation caused by the removal, resignation or death of a director whom the holders of the Series D Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy may be filled by the affirmative vote of a majority of the holders of the Series D Special Preferred Stock at a special meeting of holders of the Series D Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series D Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

           (v) SERIES E SPECIAL PREFERRED STOCK. In the event of a vacancy on the Board of Directors of the Corporation caused by the removal, resignation or death of a director whom the holders of the Series E Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy may be filled by the affirmative vote of a majority of the holders of the Series E Special Preferred Stock at a special meeting of holders of the Series E Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series E Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

           (vi) SERIES F SPECIAL PREFERRED STOCK. In the event of a vacancy on the Board of Directors of the Corporation caused by the removal, resignation or death of a director whom the holders of the Series F Special Preferred Stock are entitled to identify to the Board of Directors or the nominating committee thereof, as the case may be, for nomination to the Board of Directors pursuant to the By-laws of the Corporation, and unless such vacancy is filled by the Board of Directors in accordance with Section 3.4 of the By-laws within thirty (30) days, such vacancy may be filled by the affirmative vote of a majority of the holders of the Series F Special Preferred Stock at a special meeting of holders of the Series F Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of meeting of all holders of the Series F Special Preferred Stock. Each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until a successor is duly elected and qualified or until such director's death, resignation or removal.

    (d) Except as otherwise expressly provided herein or otherwise expressly required by law, the Special Preferred Stock shall not have any other voting rights with respect to the affairs of the Corporation.

    SECTION 4.  CONVERSION.

    (a)  CONVERTIBLE INTO COMMON STOCK.

           (i)  SERIES A SPECIAL PREFERRED STOCK.

               (A) TRANSFER. Each share of Series A Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon the sale, exchange, transfer, assignment, pledge or other disposition (collectively referred to as a "TRANSFER") of such share to any person (a "TRANSFEREE") who is not, or ceases to be at any time after the date of such Transfer, an Affiliate (as defined below) of the initial holder of such share of Series A Special Preferred Stock who has agreed to be bound by the Stockholders Agreement dated
           as of         , 2002, among the Corporation, TurnWorks, Inc., [AIP],
           LLC and the [A Voting Trust] (the "STOCKHOLDERS AGREEMENT"). As used in this Certificate of Incorporation, "AFFILIATE" means, with respect to any specified Person (as defined below), any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. As used in this Certificate of Incorporation, the term "CONTROL" (including the terms "CONTROLLING," "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. As used in this Certificate of Incorporation, the term "PERSON" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental body or other entity. As used in this
           Section 4(a)(i), any affiliate of the holder of shares of Series A Special Preferred Stock or immediate relative of such affiliate of such holder, or one or more affiliates of or trusts for the benefit of any such affiliate or immediate relative, shall be deemed to be an "AFFILIATE" of such holder.

               (B) LESS THAN 1%. Each share of Series A Special Preferred Stock shall be immediately converted into one (1) share of Common Stock automatically if the holder (together with all Affiliates of such holder who have agreed to be bound by the Stockholders Agreement of Series A Special Preferred Stock is or becomes at any time the holder of less than 1% of the "outstanding common equity interest" of the stock of the Corporation at such time. "OUTSTANDING COMMON EQUITY INTEREST" shall mean, at any time, the issued and outstanding Common Stock at such time and shall not include in such determination any Common Stock issuable upon exercise, conversion or exchange of outstanding warrants, stock options, or convertible stock, or other securities exercisable, convertible or exchangeable into Common Stock (as adjusted to reflect prior stock splits, reclassifications and similar events).

           (ii)  SERIES B SPECIAL PREFERRED STOCK.

               (A) TRANSFER. Each share of Series B Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon Transfer of such share to any Transferee who is not, or ceases to be at any time after the date of such Transfer, an "Affiliate" of the initial holder of such share of Series B Special Preferred Stock who has agreed to be bound by the Stockholders Agreement. As used in this Section 4(a)(ii), each beneficiary of the holder of shares of Series B Special Preferred Stock, and each relative and affiliate of such beneficiary shall be deemed to be an "AFFILIATE" of each other and of such holder.

               (B) LESS THAN 1%. Each share of Series B Special Preferred Stock shall be immediately converted into one (1) share of Common Stock automatically if the holder (together with all Affiliates of such holder who have agreed to be bound by the Stockholders Agreement) of Series B Special Preferred Stock is or becomes at any time the holder of less than 1% of the outstanding common equity interest of the stock of the Corporation at such time.

           (iii)  SERIES C SPECIAL PREFERRED STOCK.

               (A) TRANSFER. Each share of Series C Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon Transfer of such share to any Transferee who is not, or ceases to be at any time after the date of such Transfer, an Affiliate of the initial holder of such share of Series C Special Preferred Stock who has agreed to be bound by the Stockholders Agreement. As used in this Section 4(a)(iii), the managing member of the holder of Series C Special Preferred Stock, as of [the Closing Date], or any affiliate of Smith Management LLC, as of [the Closing Date], who is a "citizen of the United States" as defined in Section 102(a)(15) of the Transportation Act, or any affiliate of such managing member, or any corporation, partnership or limited liability company controlled by such managing member or such affiliate shall be deemed to be an "AFFILIATE" of such holder.

               (B) LESS THAN 1%. Each share of Series C Special Preferred Stock shall be immediately converted into one (1) share of Common Stock automatically if the holder (together with all Affiliates of such holder who have agreed to be bound by the Stockholders Agreement) of Series C Special Preferred Stock is or becomes at any time the holder of less than 1% of the outstanding common equity interest of the stock of the Corporation; PROVIDED, HOWEVER, so long as the holder (together with all Affiliates of such holder who have agreed to be bound by the Stockholders Agreement) of Series C Special Preferred Stock is the holder of at least 20% of the principal amount of 8% Notes due 2008 of the Corporation (the "Notes") issued pursuant to each of (i) the Agreement and Plan of Merger, dated as of December 19, 2001, among the Corporation, Hawaiian Airlines, Inc., Aloha Airlines, Inc.. and TurnWorks, Inc. (the "A/B MERGER AGREEMENT") and (ii) the Agreement and Plan of Merger, dated as of December 19, 2001, among AIP General Partner, Inc., AIP, Inc. and the Corporation (the "C MERGER AGREEMENT"), such shares of Series C Special Preferred Stock shall not convert into Common Stock.

           (iv) SERIES D SPECIAL PREFERRED STOCK. Each share of Series D Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon Transfer of such share to any Transferee. In addition to the foregoing, each share of the Series D Special Preferred Stock shall be converted into one share of Common Stock automatically if the collective bargaining agreement by and between the holders of such share and the Corporation is amended through collective bargaining pursuant to the Railway Labor Act, 45 U.S.C. Section 156, so that the collective bargaining agreement no longer entitles such holders to nominate a representative on the Board of Directors.

           (v) SERIES E SPECIAL PREFERRED STOCK. Each share of Series E Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon Transfer of such share to any Transferee. In addition to the foregoing, each share of the Series E Special Preferred Stock shall be converted into one share of Common Stock automatically if the collective bargaining agreement by and between the holders of such share and the Corporation is amended through collective bargaining pursuant to the Railway Labor Act, 45 U.S.C. Section 156, so that the collective bargaining agreement no longer entitles such holders to nominate a representative on the Board of Directors.

           (vi) SERIES F SPECIAL PREFERRED STOCK. Each share of Series F Special Preferred Stock shall be converted into one (1) share of Common Stock automatically upon Transfer of such share to any Transferee. In addition to the foregoing, each share of the Series F Special Preferred Stock shall be converted into one share of Common Stock automatically if the collective bargaining agreement by and between the holders of such share and the Corporation is amended through collective bargaining pursuant to the Railway Labor Act, 45 U.S.C. Section 156, so that the collective bargaining agreement no longer entitles such holders to nominate a representative on the Board of Directors.

    (b) TIME OF CONVERSION AND SURRENDER OF SHARES. Conversion of any share of Special Preferred Stock shall be deemed to have been effected on the date (the "CONVERSION DATE") that (i) in the case of the Series A Special Preferred Stock, the Series B Special Preferred Stock and the Special Preferred Stock, (A) such share is Transferred to a Transferee who is not, or at any time after such Transfer ceases to be, an Affiliate of the Transferor (as applicable) or who is an Affiliate of the Transferor (as applicable) but has not agreed to be bound by the Stockholders Agreement or (B) the holder of such share is or becomes at any time the holder of less than 1% of the outstanding common equity interest of the stock of the Corporation at such time and (if applicable), the holder of less than 20% of the principal amount of Notes issued pursuant to the A/B Merger Agreement and the C Merger

Agreement, and (ii) in the case of the Series D Special Preferred Stock, the Series E Special Preferred Stock or the Series F Special Preferred Stock,
(A) such share is Transferred to a Transferee or (B) the related collective bargaining agreement is amended so that such collective bargaining agreement no longer entitles such holder to nominate a representative on the Board of Directors. The holder of the converted share or shares of Special Preferred Stock shall be deemed to have become a stockholder of record of the Common Stock on the applicable Conversion Date. On the applicable Conversion Date or as soon as practicable thereafter, any holder of a certificate that, prior to conversion represented a share of Special Preferred Stock must deliver such certificate to the Corporation during regular business hours at the principal office of the Corporation or at such other place as may be designated in writing delivered to the holder of such certificate by the Corporation, duly endorsed for Transfer to the Corporation (if required by it), accompanied by written notice identifying such Transferee who is not an Affiliate (as applicable), Transferee or other holder, as the case may be. As promptly as practicable thereafter, the Corporation shall issue and deliver at such office to such Transferee who is not an Affiliate (as applicable) or Transferee, a certificate for the shares of Common Stock issuable upon conversion.

    (c) ISSUANCE OF COMMON STOCK. All shares of Common Stock that may be issued upon conversion of the Special Preferred Stock shall, upon issuance, be validly issued, fully paid and nonassessable. The Corporation will pay any and all documentary and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Special Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of the Special Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such transfer has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

    (d) ADJUSTMENTS. The number of shares of Common Stock issuable upon the conversion of each share of the Special Preferred Stock shall not be subject to adjustment.

    (e) REACQUIRED SHARES. Any shares of Special Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever (including upon conversion into Common Stock) shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock, without designation as to series, and may be reissued as part of any series of preferred stock subsequently created by resolution or resolutions of the Board of Directors.

    (f) LIQUIDATION, DISSOLUTION OR WINDING UP. Subject to the limitations of and in the manner provided by law, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Special Preferred Stock shall be entitled to receive, out of the assets of the Corporation, whether such assets are capital or surplus of any nature, $.0001 per share of Special Preferred Stock before any payment shall be made or any assets distributed to the holders of the Common Stock or the holders of any other class of stock junior in respect of liquidation rights to the Special Preferred Stock; and the holders of the Special Preferred Stock shall not be entitled to any further payments. If upon such liquidation, dissolution or winding up, whether voluntary or involuntary, the assets of the Corporation or proceeds thereof shall be insufficient to make the full liquidating payment of $.0001 per share of the Special Preferred Stock and the full liquidating payment due to any holder of Preferred Stock of any series ranking PARI PASSU with the Special Preferred Stock, then such assets and proceeds shall, subject to the limitations of and in the manner provided by law, be distributed among the holders of the Special Preferred Stock, ratably on a share for share basis in accordance with the respective amounts which would be payable on all such series of Preferred Stock, if all remaining liquidating amounts payable were paid in full and nothing shall be paid to the holders of any other class of stock junior to the Special Preferred Stock. Neither a consolidation nor merger of the Corporation with or into one or more corporations, nor a sale of all or a substantial part of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 6 unless such consolidation, merger or sale shall be in connection with a plan of liquidation, dissolution or winding up of the business of the Corporation or shall otherwise be deemed as such by law.

    SECTION 5. CONSOLIDATION, MERGER, ETC. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, or otherwise changed, then and in each such event, all shares of Special Preferred Stock shall at the same time, subject to the limitations of and in the manner provided by law, be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

    SECTION 6. NO REDEMPTION. The shares of Special Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Special Preferred Stock in any other manner permitted by law or this Certificate of Incorporation.

    SECTION 7. RANK. With regard to rights to receive distributions upon liquidation, dissolution or winding up of the Corporation, the Special Preferred Stock shall rank (i) senior to the Common Stock of the Corporation, (ii) senior to any series of Preferred Stock of the Corporation the terms of which specifically provide that such series shall rank junior to the Special Preferred Stock, (iii) junior to any series of Preferred Stock of the Corporation the terms of which specifically provide that such series shall rank senior to the Special Preferred Stock, and (iv) PARI PASSU with each other and with any series of Preferred Stock of the Corporation the terms of which do not specifically provide that such series shall rank junior or senior to the Special Preferred Stock.

    SECTION 8. PREEMPTIVE RIGHTS. No holder of the shares of Special Preferred Stock shall have any preemptive or preferential rights of subscription for or to purchase any shares of any class of stock or other securities of the Corporation, whether now or hereafter authorized, other than such right or rights, if any, and upon such terms and at such prices as the Board of Directors, in its discretion from time to time may determine. The Board of Directors may issue shares of Special Preferred Stock or other securities without offering the same in whole or in part to the stockholders of the Corporation.

    D.  COMMON STOCK.

    SECTION 1. Except as may otherwise be provided in this Certificate of Incorporation (including, without limitation, Part C of this Article IV or any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Part B of this Article IV) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

    SECTION 2. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

    SECTION 3. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

                                   ARTICLE V
                                   DIRECTORS

    SECTION 1. Except as otherwise fixed by or pursuant to the provisions of
Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, including the Special Preferred Stock, the number of the directors of the Corporation shall be fixed from time to time by or pursuant to the By-laws of the Corporation. Unless and except to the extent that the By-laws of the Corporation shall so require, the election of directors need not be by written ballot. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

    SECTION 2. Subject to the rights of the holders of any series of Preferred Stock, including the Special Preferred Stock, or Sections 3.4 or 3.6 of the By-laws, any director may be removed from office with or without cause and only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, PROVIDED THAT, except as provided in the next sentence, nominees of any series of Special Preferred Stock may be removed with or without cause only by the affirmative vote of a majority of the holders of such series at a special meeting called for such purpose or by the unanimous written consent in lieu of meeting of all holders of such series. In addition, upon any reduction in the number of nominees that any holder of a series of Special Preferred Stock is entitled to nominate to the Board pursuant to Section 3.2 of the By-laws, a number of the nominees of such holder of any series of Special Preferred Stock equal to the number so reduced shall be removed immediately from the Board, and such holder of any series of Special Preferred Stock shall select which of its nominees shall be so removed.

                                   ARTICLE VI
                            LIMITATION OF LIABILITY

    SECTION 1. LIMITATION OF LIABILITY. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law, or (d) for any transaction from which the director derived any improper personal benefits.

    SECTION 2. AMENDMENT OR REPEAL. Any amendment, repeal or modification of the foregoing provision shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

                                  ARTICLE VII
                                INDEMNIFICATION

    SECTION 1. RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "COVERED PERSON") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "PROCEEDING"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity (an "OTHER ENTITY"), including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1 of this Article VII, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors of the Corporation.

    SECTION 2. PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, PROVIDED, HOWEVER, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this
Article VII or otherwise.

    SECTION 3. CLAIMS. If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

    SECTION 4. NONEXCLUSIVITY OF RIGHTS. The rights conferred on any Covered Person by this Article VII shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

    SECTION 5. OTHER SOURCES. The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of an Other Entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such Other Entity.

    SECTION 6. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

    SECTION 7.  OTHER INDEMNIFICATION AND PREPAYMENT OF EXPENSES.  This
Article VII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

                                  ARTICLE VIII
                          NO ACTION BY WRITTEN CONSENT

    Subject to the rights of the holders of any series of Preferred Stock, including the Special Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, including the Special Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

                                   ARTICLE IX
                  ADOPTION, AMENDMENT AND/OR REPEAL OF BY-LAWS

    In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to adopt, repeal, alter or amend the By-laws of the Corporation by the vote of a majority of the entire Board of Directors; PROVIDED, HOWEVER, that any repeal, alteration or amendment to the By-laws which would be inconsistent with Articles 4, 13 or 14 or Sections 2.3, 2.13, 3.2, 3.4, 3.6, 3.9, 3.15, 3.16, 5.2 or 5.3 of the By-laws of the
Corporation shall require the affirmative vote of a majority of the Entire Board, which majority shall include at least one (1) Series A Nominated Director, at least one (1) Series B Nominated Director and at least one
(1) Series C Nominated Director (so long as there are such Series A Nominated Directors, Series B Nominated Directors and Series C Nominated Directors) and a majority of the Series D Nominated Director, Series E Nominated Director and Series F Nominated Director (so long as there are three (3) of such Nominated Directors). In addition to any requirements of law and any other provision of this Certificate of Incorporation or any resolution or resolutions of the Board of Directors adopted pursuant to Article IV of this Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or any such resolution or resolutions), the affirmative vote of the holders of 80% or more of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation which would be inconsistent with Articles 4, 13 or 14 or Sections 2.3, 2.13, 3.2, 3.4, 3.6, 3.9, 3.15, 3.16, 5.2
or 5.3 of the By-laws of the Corporation.

                                   ARTICLE X
                            AMENDMENT AND/OR REPEAL
                        OF CERTIFICATE OF INCORPORATION

    In addition to any requirements of law and any other provisions of this Certificate of Incorporation or any resolution or resolutions of the Board of Directors adopted pursuant to Article IV of this Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or any such resolution or resolutions), the affirmative vote of the holders of 80% or more of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article X, Part C of Article IV, or Articles V, VI, VII, VIII or IX of this Certificate of Incorporation. Subject to the foregoing provisions of this Article X, the Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation. Each Article and Section reference contained in this Certificate of Incorporation shall be deemed to refer to any successor provision of such Article or Section.

    IN WITNESS WHEREOF, I, Gregory D. Brenneman, Chairman of the Board of Directors and Chief Executive Officer of TURNWORKS ACQUISITION III, INC., has
executed this Restated Certificate of Incorporation as of the   th day of
            , 2002, and DO HEREBY CERTIFY under the penalties of perjury that the facts stated in this Restated Certificate of Incorporation are true.

                                          --------------------------------------
                                              Gregory D. Brenneman
                                             Chairman of the Board of Directors
                                             and Chief Executive Officer

                                                                      APPENDIX V

                                    FORM OF
                                AMENDED BY-LAWS
                                       OF
                              ALOHA HOLDINGS, INC.
                            (A DELAWARE CORPORATION)

                            ------------------------

                                   ARTICLE 1
                                  DEFINITIONS

    As used in these By-laws, unless the context otherwise requires, the term:

    1.1 "1% THRESHOLD" means, as of any Measurement Date or any other specified time, 1% of the Outstanding Common Equity Interest of the Corporation as of the close of business on such Measurement Date or such other specified time.

    1.2  "5% THRESHOLD" means, as of any Measurement Date or any other specified
time, [      ](1) shares of Common Stock, as adjusted to reflect stock splits, reclassifications and similar events after [the Closing Date].

    1.3  "15% THRESHOLD" means, as of any Measurement Date or any other
specified time, [      ](2) shares of Common Stock, as adjusted to reflect stock
splits, reclassifications and similar events after [the Closing Date].

    1.4 "A/B MERGER AGREEMENT" means the Agreement and Plan of Merger, dated as of December 19, 2001, among the Corporation, Hawaiian Airlines, Inc., Aloha Airgroup, Inc. and TurnWorks, Inc.

    1.5 "AFFILIATE" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "CONTROL" (including the terms "CONTROLLING," "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, (i) any affiliate of the holders of shares of Series A Special Preferred Stock or immediate relative of such affiliate of such holder, or one or more affiliates of or trusts for the benefit of any such affiliate or immediate relative, shall be deemed an "AFFILIATE" of such holder, (ii) each beneficiary of the holder of shares of Series B Special Preferred Stock, and each relative and affiliate of such beneficiary, shall be deemed an "AFFILIATE" of each other and of such holder, and (iii) the managing member of the holder of Series C Special Preferred Stock as of [the Closing Date], or any affiliate of Smith Management LLC, as of [the Closing Date], who is a "citizen of the United States" as defined in Section 102(a)(15) of the Transportation Act, or any affiliate of such managing member, or any corporation, partnership or limited liability company controlled by such managing member or such affiliate, shall be deemed to be an "AFFILIATE" of such holder.

    1.6  "ASSISTANT SECRETARY" means an Assistant Secretary of the Corporation.

    1.7  "ASSISTANT TREASURER" means an Assistant Treasurer of the Corporation.

------------------------

(1) Will be 5% of the Outstanding Common Equity Interest of the Corporation as of the close of business on [the Closing Date].

(2) Will be 15% of the Outstanding Common Equity Interest of the Corporation as of the close of business on [the Closing Date].

    1.8  "BOARD" means the Board of Directors of the Corporation.

    1.9 "BY-LAWS" means the initial by-laws of the Corporation, as amended from time to time.

    1.10 "C MERGER AGREEMENT" means the Agreement and Plan of Merger, dated as of December 19, 2001, among the Corporation, TurnWorks, Inc., AIP General Partner Inc. and AIP, Inc.

    1.11 "CERTIFICATE OF INCORPORATION" means the initial certificate of incorporation of the Corporation, as amended, supplemented or restated from time to time.

    1.12 "CHAIRMAN" means the Chairman of the Board of Directors of the Corporation.

    1.13 "CHIEF EXECUTIVE OFFICER" means the Chief Executive Officer of the Corporation.

    1.14 "COMMON STOCK" means the Common Stock of the Corporation, par value $0.0001 per share.

    1.15  "CORPORATION" means Aloha Holdings, Inc.

    1.16  "DIRECTORS" means directors of the Corporation.

    1.17  "EFFECTIVE TIME" has the meaning set forth in the Merger Agreement.

    1.18 "ENTIRE BOARD" means all directors of the Corporation then in office, whether or not present at a meeting of the Board, but disregarding vacancies.

    1.19 "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time.

    1.20 "FOREIGN STOCK RECORD" has the meaning set forth in Section 7.4 of these By-laws.

    1.21  "FOREIGNER" has the meaning set forth in Section 7.4 of these By-laws.

    1.22 "GENERAL CORPORATION LAW" means the General Corporation Law of the State of Delaware, as amended from time to time.

    1.23 "MEASUREMENT DATE" has the meaning set forth in Section 3.2(a) of these By-laws.

    1.24 "NOMINATED DIRECTOR" means any or all of the Series A Nominated Directors, the Series B Nominated Directors, the Series C Nominated Directors, the Series D Nominated Director, the Series E Nominated Director and the Series F Nominated Director.

    1.25 "NOMINATING STOCKHOLDER" means any or all of the Series A Nominating Stockholder, the Series B Nominating Stockholder, the Series C Nominating Stockholder, the Series D Nominating Stockholder, the Series E Nominating Stockholder or the Series F Nominating Stockholder.

    1.26 "NOTES" means the 8% Notes due 2008 of the Corporation issued pursuant to the A/ B Merger Agreement and the C Merger Agreement.

    1.27 "OTHER EQUITY" has the meaning set forth in Section 8.1 of these By-laws.

    1.28 "OUTSIDE DIRECTOR" means any Director who is not employed by, or otherwise affiliated with (a) the Corporation (other than as a director or a holder of less than 3% of outstanding Common Stock), (b) any Nominating Stockholder, or (c) any of the Corporation's labor unions. For purposes of this definition, "affiliated" means any person or entity who is an "affiliate" as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

    1.29 "OUTSTANDING COMMON EQUITY INTEREST" means, as of any time, the issued and outstanding Common Stock as of such time and shall not include in such determination any Common Stock issuable upon exercise, conversion or exchange of outstanding warrants, stock options or convertible stock, or other securities exercisable, convertible or exchangeable into the Common Stock.

    1.30 "PERMITTED AFFILIATES" means, with respect to any holder of Series A Special Preferred Stock, Series B Special Preferred Stock or Series C Special Preferred Stock, any Person who is an Affiliate of such holder to whom such holder has Transferred shares of Common Stock, Special Preferred Stock or Notes and who has agreed to be bound by the terms and conditions of the Stockholders Agreement.

    1.31 "PERSON" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental body or other entity.

    1.32  "PRESIDENT" means the President of the Corporation.

    1.33 "PROCEEDING" has the meaning set forth in Section 8.1 of these By-laws.

    1.34  "SECRETARY" means the Secretary of the Corporation.

    1.35  "SERIES A NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(a) of these By-laws.

    1.36  "SERIES A NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(a) of these By-laws.

    1.37 "SERIES A SPECIAL PREFERRED STOCK" means the Series A Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.38  "SERIES B NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(b) of these By-laws.

    1.39  "SERIES B NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(b) of these By-laws.

    1.40 "SERIES B SPECIAL PREFERRED STOCK" means the Series B Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.41  "SERIES C NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(c) of these By-laws.

    1.42  "SERIES C NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(c) of these By-laws.

    1.43 "SERIES C SPECIAL PREFERRED STOCK" means the Series C Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.44  "SERIES D NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(d) of these By-laws.

    1.45  "SERIES D NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(d) of these By-laws.

    1.46 "SERIES D SPECIAL PREFERRED STOCK" means the Series D Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.47  "SERIES E NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(e) of these By-laws.

    1.48  "SERIES E NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(e) of these By-laws.

    1.49 "SERIES E SPECIAL PREFERRED STOCK" means the Series E Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.50  "SERIES F NOMINATED DIRECTOR" has the meaning set forth in
Section 3.2(f) of these By-laws.

    1.51  "SERIES F NOMINATING STOCKHOLDER" has the meaning set forth in
Section 3.2(f) of these By-laws.

    1.52 "SERIES F SPECIAL PREFERRED STOCK" means the Series F Special Preferred Stock of the Corporation, par value $.0001 per share.

    1.53 "SPECIAL PREFERRED STOCK" means collectively the Series A Special Preferred Stock, the Series B Special Preferred Stock, the Series C Special Preferred Stock, the Series D Special Preferred Stock, the Series E Special Preferred Stock and the Series F Special Preferred Stock.

    1.54 "STOCKHOLDERS" means the holders of Common Stock and the holders of each series of Special Preferred Stock.

    1.55 "STOCKHOLDER AGREEMENT" means the Stockholders Agreement, dated as of , 2002, among the Corporation, TurnWorks, Inc., [the A Voting Trust] and
[AIP], LLC, as amended, supplemented or otherwise modified from time to time.

    1.56 "TRANSFER" means to sell, exchange, transfer, assign, pledge or otherwise dispose of anything to any Person, and the terms "TRANSFEROR" and "TRANSFEREE" shall have correlative meanings.

    1.57  "TREASURER" means the Treasurer of the Corporation.

    1.58  "VICE PRESIDENT" means a Vice President of the Corporation.

    1.59 "VOTING STOCK" has the meaning set forth in Section 7.4 of these By-laws.

                                   ARTICLE 2
                                  STOCKHOLDERS

    2.1 PLACE OF MEETINGS. Every meeting of Stockholders may be held at such place, within or without the State of Delaware, as may be designated by resolution of the Board from time to time.

    2.2 ANNUAL MEETING. If required by applicable law, a meeting of Stockholders shall be held annually for the election of Directors and the transaction of other business at such hour and on such business day or as may be designated by resolution of the Board from time to time.

    2.3 SPECIAL MEETINGS. Unless otherwise prescribed by applicable law, special meetings of Stockholders may only be called as expressly provided in the Certificate of Incorporation. Business transacted at any special meeting of Stockholders shall be limited to the purpose stated in the notice thereof.

    2.4 FIXING RECORD DATE. For the purpose of (i) determining the Stockholders entitled (A) to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or (B) to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or (ii) any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date was adopted by the Board and which record date, unless otherwise required by applicable law, shall not be
(x) in the case of clause (i)(A) above, more than sixty (60) nor less than ten
(10) days before the date of such meeting, and (y) in the case of clause (i)(B) or (ii) above, more than sixty (60) days prior to such action. If no such record date is fixed:

        (a) the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and

        (b) the record date for determining Stockholders for any purpose other than those specified in Section 2.5(a) shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

When a determination of Stockholders entitled to notice of or to vote at any meeting of Stockholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof unless the Board fixes a new record date for the adjourned meeting. Delivery made to the Corporation's registered office in accordance with Section 2.4(b) shall be by hand or by certified or registered mail, return receipt requested.

    2.5 NOTICE OF MEETINGS OF STOCKHOLDERS. Whenever under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law, the Certificate of Incorporation or these By-laws, notice of any meeting shall be given, not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each Stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the Stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the meeting as originally called. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

    2.6 WAIVERS OF NOTICE. Whenever the giving of any notice to Stockholders is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting shall constitute a waiver of notice of such meeting except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any waiver of notice unless so required by applicable law, the Certificate of Incorporation or these By-laws.

    2.7 LIST OF STOCKHOLDERS. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, the Stockholder's agent, or attorney, at the Stockholder's expense, for any purpose germane to the meeting, for a period of at least ten
(10) days prior to the meeting, during ordinary business hours at the principal place of business of the Corporation, or on a reasonably accessible electronic network as provided by applicable law. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for examination as provided by applicable law. Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, they shall be ineligible for election to any office at such meeting. The stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the stock ledger, the list of Stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of Stockholders.

    2.8 QUORUM OF STOCKHOLDERS; ADJOURNMENT. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By-laws, at each meeting of Stockholders, the presence in person or proxy of the holders of a majority of all outstanding shares of stock entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting. In the absence of a quorum, holders of a majority of the shares of stock present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; PROVIDED, HOWEVER, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

    2.9 VOTING; PROXIES. Unless otherwise provided in the Certificate of Incorporation, every Stockholder entitled to vote at every meeting of Stockholders shall be entitled to one vote for each share of stock held by such Stockholder which has voting power upon the matter in question. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, each reference in the By-laws or the General Corporation Law to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock. The provisions of Sections 212 and 217 of the General Corporation Law shall apply in determining whether any shares of capital stock may be voted and the persons, if any, entitled to vote such shares; but the Corporation shall be protected in assuming that the persons in whose names shares of capital stock stand on the stock ledger of the Corporation are entitled to vote such shares. At any meeting of Stockholders (at which a quorum was present to organize the meeting), all matters, except as otherwise provided by applicable law, pursuant to any regulation applicable to the Corporation or its securities or by the Certificate of Incorporation or by these By-laws, shall be decided by the affirmative vote of a majority in voting power of shares present in person or represented by proxy and entitled to vote thereon. At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect such Directors. Except as otherwise provided by the Certificate of Incorporation, each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy. The validity and enforceability of any proxy shall be determined in accordance with Section 212 of the General Corporation Law. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary.

    2.10 VOTING PROCEDURES AND INSPECTORS OF ELECTION AT MEETINGS OF STOCKHOLDERS. The Board, in advance of any meeting of Stockholders, may and shall if required by applicable law, appoint one or more inspectors to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting may, and shall if required by applicable law, appoint, one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies or votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

    2.11 CONDUCT OF MEETINGS; ORGANIZATION. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. At each meeting of Stockholders, the Chairman, or if there is no Chairman or if there be one and the

Chairman is absent, the Chief Executive Officer, or if there is no Chief Executive Officer or if there be one and the Chief Executive Officer is absent, the President, or if there is no President or if there be one and the President is absent, a Vice President, and in case more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President, based on age, present), shall preside over the meeting. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of Stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such person, as appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and
(v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding officer should so determine, such person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary, or in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. In case none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting, respectively, shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board, and in case the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting.

    2.12 ORDER OF BUSINESS. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting.

    2.13  NOTICE OF STOCKHOLDER BUSINESS AND NOMINATIONS.

    (a) ANNUAL MEETINGS OF STOCKHOLDERS. (i) Nominations of persons for election to the Board and the proposal of business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or (C) by any Stockholder of the Corporation who was a Stockholder of record of the Corporation at the time the notice provided for in this Section 2.13 is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this
Section 2.13.

    (ii) For nominations or other business to be properly brought before an annual meeting by a Stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.13, such Stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business other than the nominations of persons for election to the Board must constitute a proper matter for Stockholder action. To be timely, a Stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting (PROVIDED, HOWEVER, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by such Stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above. Such Stockholder's notice shall set forth: (A) as to each person whom such Stockholder proposes to nominate for election as a Director (I) all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act and (II) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that such Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made
         (I) the name and address of such Stockholder, as they appear on the Corporation's books, and of such beneficial owner, (II) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Stockholder and such beneficial owner, (III) a representation that such Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (IV) a representation whether such Stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from Stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a Stockholder if the Stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director of the Corporation.

   (iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.13 to the contrary, in the event that the number of Directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred
         (100) days prior to the first anniversary of the preceding year's annual meeting, a Stockholder's notice required by this Section 2.13 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

    (b) SPECIAL MEETINGS OF STOCKHOLDERS. Only such business shall be conducted at a special meeting of Stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of

Stockholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board or (ii) provided that the Board has determined that Directors shall be elected at such meeting, by any Stockholder of the Corporation who is a Stockholder of record at the time the notice provided for in this Section 2.13 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.13. Except as otherwise expressly provided in the Certificate of Incorporation, in the event the Corporation calls a special meeting of Stockholders for the purpose of electing one or more Directors to the Board, any such Stockholder entitled to vote in such election of Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if such Stockholder's notice required by paragraph (a)(ii) of this Section 2.13 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth
(10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

    (c) GENERAL. (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.13 shall be eligible to be elected at an annual or special meeting of Stockholders of the Corporation to serve as Directors and only such business shall be conducted at a meeting of Stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.13. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 (including whether the Stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such Stockholder's nominee or proposal in compliance with such Stockholder's representation as required by clause (a)(ii)(C)(IV) of this
Section 2.13 and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 2.13, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.13, if the Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

    (ii) For purposes of this Section 2.13, "PUBLIC ANNOUNCEMENT" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

   (iii) Notwithstanding the foregoing provisions of this Section 2.13, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.13. Nothing in this
         Section 2.13 shall be deemed to affect any rights (A) of Stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation and Sections
         3.2 and 3.4 of these By-laws.

                                   ARTICLE 3
                                   DIRECTORS

    3.1 GENERAL POWERS. Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation or these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

    3.2 NUMBER; QUALIFICATION; TERM OF OFFICE. The Board shall consist of eleven (11) members. The Board shall appoint a Chairman of the Board and a Vice Chairman of the Board (which position shall not be an officer of the Corporation). Directors need not be Stockholders. Each Director shall hold office until a successor is duly elected and qualified or until the Director's death, resignation or removal. The qualifications of directors shall be as set forth in clauses (a) through (g) of this Section 3.2.

        (a) On any date that there is a holder of record of one (1) or more shares of Series A Special Preferred Stock (the "SERIES A NOMINATING STOCKHOLDER") and the Series A Nominating Stockholder (together with its Permitted Affiliates) is on such date (the "MEASUREMENT DATE"), and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold, notwithstanding the fact that the Series A Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold, two (2) Directors (the "SERIES A NOMINATED DIRECTORS") shall have been identified to the Board by the Series A Nominating Stockholder for nomination to the Board. If the Series A Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 1% Threshold but less than the 5% Threshold, one (1) Series A Nominated Director shall have been identified to the Board by the Series A Nominating Stockholder for nomination to the Board and one (1) Outside Director shall have been nominated by the Board. If the Series A Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, or at any time since [the Closing Date] has been, the holder of a number of shares of Common Stock less than the 1% Threshold, no Series A Nominated Directors shall have been identified to the Board by the Series A Nominating Stockholder for nomination to the Board and two (2) Outside Directors shall have been nominated by the Board. The two directors designated to the Board pursuant to Section 1.04(a)(i) of the A/B Merger Agreement shall be treated as Series A Nominated Directors for purposes of these By-laws and the Certificate of Incorporation.

        (b) On any date that there is a holder of record of one (1) or more shares of Series B Special Preferred Stock (the "SERIES B NOMINATING STOCKHOLDER") and the Series B Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 15% Threshold, three (3) Directors (the
    "SERIES B NOMINATED DIRECTORS") shall have been identified to the Board by the Series B Nominating Stockholder for nomination to the Board. If the Series B Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold but less than the 15% Threshold, notwithstanding the fact that the Series B Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold, two (2) Series B Nominated Directors shall have been identified to the Board by the Series B Nominating Stockholder for nomination to the Board and one (1) Director who is an Outside Director shall have been nominated by the Board. If the Series B Nominating Stockholder is on the Measurement Date, and at all times since [the Closing Date] has been (together with its Permitted Affiliates), the holder of a number of shares of Common Stock equal to at least the 1% Threshold but less than the 5% Threshold, one (1) Series B Nominated Director shall have been identified to the Board by the Series B Nominating Stockholder for nomination to the Board and two (2) Outside Directors shall have been nominated by the Board. If the Series B Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, or at any time since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to less than the 1% Threshold, no Series B Nominated Directors shall have been identified to the Board by the Series B Nominating Stockholder for nomination to the Board and three (3) Outside Directors shall have been nominated by the Board. The three directors designated to the Board pursuant to Section 1.04(a)(ii) of the A/B Merger Agreement shall be treated as Series B Nominated Directors for purposes of these By-laws and the Certificate of Incorporation.

        (c) On any date that there is a holder of record of one (1) or more shares of Series C Special Preferred Stock (the "SERIES C NOMINATING STOCKHOLDER") and the Series C Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 15% Threshold, three (3) Directors (the
    "SERIES C NOMINATED DIRECTORS") shall have been identified to the Board by the Series C Nominating Stockholder for nomination to the Board. If the Series C Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold but less than the 15% Threshold, notwithstanding the fact that the Series C Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold, two (2) Series C Nominated Directors shall have been identified to the Board by the Series C Nominating Stockholder for nomination to the Board and one (1) Outside Director shall have been nominated by the Board. If the Series C Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 1% Threshold but less than the 5% Threshold, one (1) Series C Nominated Director shall have been identified to the Board by the Series C Nominating Stockholder for nomination to the Board and two (2) Outside Directors shall have been nominated by the Board. If the Series C Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, or at any time since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to less than the 1% Threshold, no Series C Nominated Directors shall have been identified to the Board by the Series C Nominated Stockholder for nomination to the Board and three (3) Outside Directors shall have been nominated by the Board, except if on the Measurement Date, and at all times since [the Closing Date], the Series C Nominating Stockholder (together with its
    Permitted Affiliates) holds at least $[      ](3) principal amount of Notes,
    in which case one (1) Series C Nominated Director shall have been identified to the Board by the Series C Nominating Stockholder and two (2) Outside Directors shall have been nominated by the Board. The three directors designated to the Board pursuant to Section 1.04(a)(iii) of the A/B Merger Agreement shall be treated as Series C Nominated Directors for purposes of these By-laws and the Certificate of Incorporation.

        (d) At any time there is a holder of record of one (1) share of Series D Special Preferred Stock, one (1) Director (the "SERIES D NOMINATED DIRECTOR") shall have been identified to the Board by such holder (the "SERIES D NOMINATING STOCKHOLDER") for nomination to the Board.

        (e) At any time there is a holder of record of one (1) share of Series E Special Preferred Stock, one (1) Director (the "SERIES E NOMINATED DIRECTOR") shall have been identified to the Board by such holder (the "SERIES E NOMINATING STOCKHOLDER") for nomination to the Board.

------------------------

(3) 20% of principal amount of original issuance.

        (f) At any time there is a holder of record of one (1) share of Series F Special Preferred Stock, one (1) Director (the "SERIES F NOMINATED DIRECTOR") shall have been identified to the Board by such holder (the "SERIES F NOMINATING STOCKHOLDER") for nomination to the Board.

        (g) At all times, at least one (1) Outside Director and one (1) senior management official from the Corporation shall have been nominated to the Board.

    3.3 ELECTION. Directors shall, except as otherwise required by statute or by the Certificate of Incorporation, be elected by a plurality of the votes cast at a meeting of Stockholders by the holders of shares entitled to vote in the election.

    3.4 NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Unless otherwise provided by applicable law or the Certificate of Incorporation, any newly created Directorships resulting from an increase in the number of Directors and vacancies occurring in the Board for any reason, may be filled by the affirmative vote of a majority of the Board, upon the recommendation of the remaining members of the nominating committee of the Board or by a sole remaining Director, or may be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election at a meeting of Stockholders. Notwithstanding the foregoing, but subject to the provisions of Section 3.2 of these By-laws: (a) so long as there is a Series A Nominating Stockholder, the Board may fill a Series A Nominated Director vacancy only with a person nominated to the Board by such Series A Nominating Stockholder (which person will thereafter be deemed a Series A Nominated Director); (b) so long as there is a Series B Nominating Stockholder, the Board may fill a Series B Nominated Director vacancy only with a person nominated to the Board by such Series B Nominated Director (which person will thereafter be deemed a Series B Nominated Director); (c) so long as there is a Series C Nominating Stockholder, the Board may fill a Series C Nominated Director vacancy only with a person nominated to the Board by the Series C Nominating Stockholder (which person will thereafter be deemed a Series C Nominated Director); (d) so long as there is a holder of Series D Special Preferred Stock, the Board may fill a Series D Nominated Director vacancy only with a person nominated to the Board by such holder (which person will thereafter be deemed a Series D Nominated Director); (e) so long as there is a holder of Series E Special Preferred Stock, the Board may fill a Series E Nominated Director vacancy only with a person nominated to the Board by such holder (which person will thereafter be deemed a Series E Nominated Director); and (f) so long as there is a holder of Series F Special Preferred Stock, the Board may fill a Series F Nominated Director vacancy only with a person nominated to the Board by such holder (which person will thereafter be deemed a Series F Nominated Director). If a vacancy is not filled as provided in the preceding sentence within thirty (30) days, such vacancy may be filled by
(i) the affirmative vote of the holders of a majority of the Series A Special Preferred Stock given at a special meeting of the holders of Series A Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series A Special Preferred Stock, in the case of a vacancy of a Series A Nominated Director, (ii) the affirmative vote of the holders of a majority of the Series B Special Preferred Stock given at a special meeting of the holders of Series B Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series B Special Preferred Stock, in the case of a vacancy of a Series B Nominated Director, (iii) the affirmative vote of the holders of a majority of the Series C Special Preferred Stock given at a special meeting of the holders of Series C Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series C Special Preferred Stock, in the case of a vacancy of a Series C Nominated Director, (iv) the affirmative vote of the holders of a majority of the Series D Special Preferred Stock given at a special meeting of the holders of Series D Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series D Special Preferred Stock, in the case of a vacancy of a Series D Nominated Director,
(v) the affirmative vote of the holders of a majority of the Series E Special Preferred Stock given at a special meeting of the holders of Series E Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series E Special Preferred Stock, in the case of a vacancy of a Series E

Nominated Director, and (vi) the affirmative vote of the holders of a majority of the Series F Special Preferred Stock given at a special meeting of the holders of Series F Special Preferred Stock called for such purpose, or by the unanimous written consent in lieu of a meeting of all holders of the Series F Special Preferred Stock, in the case of a vacancy of a Series F Nominated Director. A Director so elected shall be elected to hold office until the expiration of the term of office of the Director whom he or she has replaced or until a successor is elected and qualified, or until the Director's earlier death, resignation or removal.

    3.5 RESIGNATION. Subject to the provisions of Section 3.4 of these By-laws, any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Any resignation pursuant to this
Section 3.5 shall take effect at the time therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective.

    3.6 REMOVAL. Subject to the provisions of Section 141(k) of the General Corporation Law and Section 3.4 of these By-laws, any or all of the Directors may be removed with or without cause by vote of the holders of 80% of the shares then entitled to vote at an election of Directors; PROVIDED, that, except as provided in the next sentence, any Nominated Director may be removed with or without cause only by the affirmative vote of a majority of the holders of the relevant Series of Special Preferred Stock at a special meeting called for such purpose or by the unanimous written consent in lieu of meeting of all holders of such series. In addition, upon any reduction in the number of Nominated Directors a Nominating Stockholder is entitled to nominate to the Board pursuant to Section 3.2 of these By-laws, a number of Nominated Directors nominated by such Nominating Stockholder equal to the number so reduced shall be removed immediately from the Board, and such Nominating Stockholder shall select which of its Nominated Directors shall be so removed.

    3.7 COMPENSATION. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at Directors' meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this
Section 3.7 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.

    3.8 REGULAR MEETINGS. Regular meetings of the Board may be held without notice at such times and at such places as may be determined from time to time by resolution of the Board.

    3.9 SPECIAL MEETINGS. Special meetings of the Board may be held at such times and at such places whenever called by the Chairman, the Chief Executive Officer or by any three or more Directors then serving as Directors on at least 24 hours' notice to each Director given by one of the means specified in
Section 3.12 hereof other than by mail, or on at least one (1) business days' notice if given by mail. Special meetings of the Board shall be called by the Chairman or the Chief Executive Officer in like manner and on like notice on the written request of any three or more of the Directors then serving. If necessary under the Certificate of Incorporation or Section 3.4 of these By-laws, special meetings of the Board shall be held whenever called by (a) the Series A Nominating Stockholder to fill the vacancy of a Series A Nominated Director,
(b) the Series B Nominating Stockholder to fill the vacancy of a Series B Nominated Director, (c) the Series C Nominating Stockholder to fill the vacancy of a Series C Nominated Director, (d) the holder of the Series D Special Preferred Stock to fill the vacancy of the Series D Nominated Director, (e) the holder of the Series E Special Preferred Stock to fill the vacancy of the Series E Nominated Director and (f) the holder of the Series F Special Preferred Stock to fill the vacancy of the Series F Nominated Director.

    3.10 TELEPHONE MEETINGS. Directors or members of any committee designated by the Board may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.10 shall constitute presence in person at such meeting.

    3.11 ADJOURNED MEETINGS. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.12 hereof other than by mail, or at least three (3) days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

    3.12 NOTICE PROCEDURE. Subject to Sections 3.9 and 3.15 hereof, whenever, under applicable law, the Certificate of Incorporation or these By-laws, notice is required to be given to any Director, such notice shall be deemed given effectively if given in person or by telephone, by mail addressed to such Director at such Director's address as it appears on the records of the Corporation, with postage thereon prepaid, or by telegram, telecopy or other means of electronic transmission.

    3.13 WAIVER OF NOTICE. Whenever the giving of any notice to Directors is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the Director entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Directors or a committee of Directors need be specified in any waiver of notice unless so required by applicable law, the Certificate of Incorporation or these By-laws.

    3.14 ORGANIZATION. At each meeting of the Board, the Chairman, or if there is no Chairman or if there be one and the Chairman is absent, the Chief Executive Officer, or if there is no Chief Executive Officer or if there be one and the Chief Executive Officer is absent, the President, or in the absence of the President, a chairman chosen by a majority of the Directors present, shall preside. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

    3.15 QUORUM OF DIRECTORS. Except as provided in Section 3.11 with respect to adjourning meetings and Section 3.4 with respect to filling vacancies, the presence in person of a majority of the Entire Board, which, so long as there is a Series A Nominating Stockholder, a Series B Nominating Stockholder or a
Series C Nominating Stockholder, must include at least one (1) Series A Nominated Director, Series B Nominated Director and Series C Nominated Director, respectively, shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

    3.16 ACTION BY MAJORITY VOTE. Except as otherwise expressly required by applicable law, the Certificate of Incorporation or these By-laws, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board; PROVIDED, HOWEVER, that if any of the Series A Nominating Stockholder, the Series B Nominating Stockholder and the Series C Nominating Stockholder has at any time only one (1) Series A Nominated Director, Series B Nominated Director and Series C Nominated Director, respectively, the affirmative vote of such Series A Nominated Director, Series B Nominated Director and Series C Nominated Director, as the case may be, shall no longer be required to obtain a majority vote of the Board with respect to Sections 5.2, 5.3 and Article 13 of these By-laws.

    3.17 ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE 4
                            COMMITTEES OF THE BOARD

    The Board may, by resolution, designate one or more committees, including without limitation an executive committee, an audit committee and a nominating committee, with each such committee consisting of one or more of the Directors of the Corporation; PROVIDED, that, each such committee shall consist of
(a) one (1) Series A Nominated Director so long as the Series A Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold, notwithstanding the fact that the Series A Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold, (b) one
(1) Series B Nominated Director so long as the Series B Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold, notwithstanding the fact that the Series B Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold, and (c) one (1) Series C Nominated Director so long as the Series C Nominating Stockholder (together with its Permitted Affiliates) is on the Measurement Date, and at all times since [the Closing Date] has been, the holder of a number of shares of Common Stock equal to at least the 5% Threshold, notwithstanding the fact that the Series C Nominating Stockholder may be the holder of a number of shares of Common Stock equal to less than the 1% Threshold. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member; PROVIDED, that the member so appointed shall be (x) a Series A Nominated Director if the member so absent or disqualified is a Series A Nominated Director, (y) a Series B Nominated Director if the member so absent or disqualified is a Series B Nominated Director, and (z) a Series C Nominated Director if the member so absent or disqualified is a Series C Nominated Director. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board designating such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be impressed on all papers that may require it. Unless otherwise specified in the resolution of the Board designating a committee, at all meetings of such committee a majority of the total number of members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article 3 of these By-laws.

                                   ARTICLE 5
                                    OFFICERS

    5.1 POSITIONS. The officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers as the Board may appoint, including a Chairman, Chief Financial Officer, Chief Operating Officer, one or more Vice Presidents and one or more Assistant Secretaries and Assistant Treasurers, who shall exercise such powers and perform such duties as shall be determined from time to time by resolution of the Board. The Board may elect one or more Vice Presidents as Executive Vice Presidents and may use descriptive words or phrases to designate the standing, seniority or areas of special competence of the Vice Presidents elected or appointed by it. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By-laws otherwise provide.

    5.2 APPOINTMENT. The Chief Executive Officer of the Corporation shall be chosen by the Board, and the Chief Operating Officer, the Chief Financial Officer and any Executive Vice President shall be recommended by the Chief Executive Officer to the Board and subject to approval by the Board, which approval must include the affirmative vote of at least one (1) Series A Nominated Director (so long as there is at least one (1) Series A Nominated Director), one (1) Series B Nominated Director (so long as there is at least one
(1) Series B Nominated Director) and at least one (1) Series C Nominated Director (so long as there is at least one (1) Series C Nominated Director). All other officers of the Corporation may be appointed by the Chief Executive Officer, except for the Treasurer and Secretary, each of whom shall be recommended by the Chief Executive Officer and whose appointment shall be subject to approval of the Board by a majority vote in accordance with
Section 3.16 of these By-laws.

    5.3 COMPENSATION. The compensation of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and any Executive Vice President shall be fixed by the Board, which action shall include the affirmative vote of at least one (1) Series A Nominated Director (so long as there is at least one (1) Series A Nominated Director), one (1) Series B Nominated Director (so long as there is at least one (1) Series B Nominated Director) and at least one (1) Series C Nominated Director (so long as there is at least one (1) Series C Nominated Director). The compensation of all other officers of the Corporation shall be fixed by the Chief Executive Officer at levels determined in advance by the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that the officer is also a Director.

    5.4 TERM OF OFFICE. Each officer of the Corporation shall hold office for the term for which he or she is elected and until such officer's successor is chosen and qualifies or until such officer's earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. Any officer elected or appointed by the Board may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board. The removal of an officer without cause shall be without prejudice to the officer's contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.

    5.5 FIDELITY BONDS. The Corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise.

    5.6 CHAIRMAN. The Chairman, if one shall have been appointed, shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Board.

    5.7 CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall have general supervision over the business of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of Directors. The Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board at which the Chairman is not present. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may from time to time be assigned to the Chief Executive Officer by the Board.

    5.8 PRESIDENT. The President shall have all powers of the Chief Executive Officer to the extent not exercised by the Chief Executive Officer. The President shall preside at all meetings of the Stockholders and at all meetings of the Board at which neither the Chairman nor the Chief Executive Officer (if there be any) is present. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation or shall be required by applicable law otherwise to be signed or executed and, in general, the President shall perform all duties incident to the office of President of a corporation and such other duties as may from time to time be assigned to the President by the Board or the Chief Executive Officer.

    5.9 CHIEF OPERATING OFFICER. The Chief Operating Officer shall perform such senior duties in connection with the operations of the Corporation as the Board or the Chief Executive Officer shall from time to time determine. The Chief Operating Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed, and the Chief Operating Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine.

    5.10 CHIEF FINANCIAL OFFICER. The Chief Financial Officer of the Corporation, if one shall have been elected, shall perform all the powers and duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed, and the Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine.

    5.11 VICE PRESIDENTS. At the request of the Chief Executive Officer, or, in the Chief Executive Officer's absence, at the request of the Board, the Vice Presidents shall (in such order as may be designated by the Board, or, in the absence of any such designation, in order of seniority based on age) perform all of the duties of the President and, in so performing, shall have all the powers of, and be subject to all restrictions upon, the President. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed, and each Vice President shall perform such other duties as from time to time may be assigned to such Vice President by the Board or by the Chief Executive Officer.

    5.12 SECRETARY. The Secretary shall attend all meetings of the Board and of the Stockholders and shall record all the proceedings of the meetings of the Board and of the stockholders in a book to be kept for that purpose, and shall perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the stockholders and shall perform such other duties as may be prescribed by the Board or by the Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation, and the Secretary, or an Assistant Secretary, shall have authority to impress the same on any instrument requiring it, and when so impressed the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to impress the seal of the Corporation and to attest the same by such officer's signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, shall see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, shall perform all duties incident to the office of Secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board or by the Chief Executive Officer.

    5.13 TREASURER. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board; against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositories of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed; regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation; have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same; render to the Chief Executive Officer or the Board, whenever the Chief Executive Officer or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation; exhibit at all reasonable times the records and books of account to any of the Directors upon application at the office of the Corporation where such records and books are kept; disburse the funds of the Corporation as ordered by the Board; and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board or the Chief Executive Officer.

    5.14 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board or by the Chief Executive Officer.

                                   ARTICLE 6
                 CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

    6.1 EXECUTION OF CONTRACTS. The Board, except as otherwise provided in these By-laws, may prospectively or retroactively authorize any officer or officers, employee or employees or agent or agents, in the name and on behalf of the Corporation, to enter into any contract or execute and deliver any instrument, and any such authority may be general or confined to specific instances, or otherwise limited.

    6.2 LOANS. The Board may prospectively or retroactively authorize the Chief Executive Officer or any other officer, employee or agent of the Corporation to effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances the person so authorized may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, and, when authorized by the Board so to do, may pledge and hypothecate or transfer any securities or other property of the Corporation as security for any such loans or advances. Such authority conferred by the Board may be general or confined to specific instances, or otherwise limited.

    6.3 CHECKS, DRAFTS, ETC. All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all evidences of indebtedness of the Corporation shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board.

    6.4 DEPOSITS. The funds of the Corporation not otherwise employed shall be deposited from time to time to the order of the Corporation with such banks, trust companies, investment banking firms, financial institutions or other depositories as the Board may select or as may be selected by an officer, employee or agent of the Corporation to whom such power to select may from time to time be delegated by the Board.

                                   ARTICLE 7
                               STOCK CERTIFICATES

    7.1 CERTIFICATES REPRESENTING SHARES. The shares of capital stock of the Corporation shall be represented by certificates in such form (consistent with the provisions of Section 158 of the General Corporation Law) as shall be approved by the Board. Such certificates shall be signed by the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be impressed with the seal of the Corporation or a facsimile thereof. The signatures upon a certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may, unless otherwise ordered by the Board, be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

    7.2 TRANSFER AND REGISTRY AGENTS. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

    7.3 LOST, STOLEN OR DESTROYED CERTIFICATES. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

    7.4 FOREIGN STOCK RECORD. A transfer of shares of voting stock of the Corporation to a Foreigner shall not be valid, except between the parties to the transfer, until the transfer shall have been recorded on the Foreign Stock Record of the Corporation as provided in this Section 7.4. The "FOREIGN STOCK RECORD" shall mean a record maintained by the Secretary which shall record the date of a transfer to a Foreigner, the parties to the transfer and the number and description of the shares of voting stock transferred to a Foreigner. At no time shall ownership or control of shares representing more than

25% of the Corporation's voting stock be registered on the Foreign Stock Record. If at any time the Corporation shall determine that shares of voting stock are owned or controlled by Foreigners who are not registered on the Foreign Stock Record, the registration of such shares shall, subject to the limitation in the preceding sentence, be made in chronological order in the Foreign Stock Record, based on the date of the Corporation's finding of ownership or control of such shares by a Foreigner. If at any time the Corporation shall determine that the number of shares of voting stock registered on the Foreign Stock Record exceeds 25% of the total number of shares of voting stock, sufficient shares shall be removed from the Foreign Stock Record in reverse chronological order so that the number of shares of voting stock registered on the Foreign Stock Record does not exceed 25% of the total number of shares of voting stock. At no time shall shares of voting stock known by the Corporation to be owned or controlled by Foreigners and not registered on the Foreign Stock Record be entitled to vote until so registered. All shares of voting stock known to the Corporation to be owned by Foreigners as of the date of the adoption of this Section 7.8 shall be registered on the Foreign Stock Record. The shares registered on the Foreign Stock Record pursuant to the preceding sentence have chronological priority over any subsequent request for the registration of additional shares of voting stock on the Foreign Stock Record. As used in this Section 7.4, "FOREIGNER" means any person who is not a Citizen of the United States as defined in
Section 102(a)(15) of the Transportation Act, and "VOTING STOCK" means collectively the Corporation's common stock and any future shares of stock of the Corporation entitled to vote on matters generally referred to the stockholders for a vote.

                                   ARTICLE 8
                                INDEMNIFICATION

    8.1 RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "COVERED PERSON") who is or was made, or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("PROCEEDING"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity (an "OTHER ENTITY"), including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in
Section 8.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

    8.2 PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person defending any Proceeding in advance of its final disposition; PROVIDED, HOWEVER, that, to the extent required by law, such payment of expenses in advance of the final disposition of a Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this
Article 8 or otherwise.

    8.3 CLAIMS. If a claim for indemnification or advancement of expenses under this Article 8 is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

    8.4 NONEXCLUSIVITY OF RIGHTS. The rights conferred on any Covered Person by this Article 8 shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of Stockholders or disinterested directors or otherwise.

    8.5 OTHER SOURCES. The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of an Other Entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such Other Entity.

    8.6 AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

    8.7 OTHER INDEMNIFICATION AND PREPAYMENT OF EXPENSES. This Article 8 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

                                   ARTICLE 9
                               BOOKS AND RECORDS

    9.1 BOOKS AND RECORDS. There shall be kept at the principal office of the Corporation correct and complete records and books of account recording the financial transactions of the Corporation and minutes of the proceedings of the Stockholders, the Board and any committee of the Board. The Corporation shall keep at its principal office, or at the office of the transfer agent or registrar of the Corporation, a record containing the names and addresses of all Stockholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

    9.2 FORM OF RECORDS. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

                                   ARTICLE 10
                                      SEAL

    The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                                   ARTICLE 11
                                  FISCAL YEAR

    The fiscal year of the Corporation shall be determined by resolution of the Board.

                                   ARTICLE 12
                              PROXIES AND CONSENTS

    Unless otherwise provided by resolution of the Board, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President, the Secretary or the Treasurer, or any one of them, may execute and deliver on behalf of the Corporation proxies respecting any and all shares or other ownership interests of any Other Entity owned by the

Corporation appointing such person or persons as the officer executing the same shall deem proper to represent and vote the shares or other ownership interests so owned at any and all meetings of holders of shares or other ownership interests, whether general or special, and/or to execute and deliver consents respecting such shares or other ownership interests; or any of the aforesaid officers may attend any meeting of the holders of shares or other ownership interests of such Other Entity and thereat vote or exercise any or all other powers of the Corporation as the holder of such shares or other ownership interests.

                                   ARTICLE 13
                          TRANSACTIONS WITH AFFILIATES

    The Corporation shall not, and shall not permit any of its subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend, modify or supplement any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, the holder of any shares of Series A Special Preferred Stock, Series B Special Preferred Stock or Series C Special Preferred Stock or any of their respective Affiliates (each an "INTERESTED PARTY"), except with the prior approval of all members of the executive committee of the Board of Directors (which shall exclude the vote of any Nominated Director of any Interested Party serving on such executive committee), or, if such unanimous approval cannot be obtained, then by the prior approval of a majority of the Entire Board, which majority must include at least one (1) Series A Nominated Director (so long as there are any Series A Nominated Directors), at least one (1) Series B Nominated Director (so long as there are any Series B Nominated Directors) and at least one
(1) Series C Nominated Director (so long as there are any Series C Nominated Directors); PROVIDED, that such approval of the majority of the Board shall exclude the vote of any Nominated Director of any Interested Party.

                                   ARTICLE 14
                                   AMENDMENTS

    These By-laws may be repealed, altered or amended and new By-laws may be adopted by a majority of the Entire Board at any meeting thereof; PROVIDED, HOWEVER, that any repeal, alteration or amendment to the By-laws which would be inconsistent with this Article 14, Sections 2.3, 2.13, 3.2, 3.4, 3.6, 3.9, 3.15, 3.16, 5.2 or 5.3 or Articles 4 or 13 of these By-laws shall require the affirmative vote of a majority of the Entire Board, which majority must include at least one (1) Series A Nominated Director (so long as there are any Series A Nominated Directors), at least (1) Series B Nominated Director (so long as there are any Series B Nominated Directors) and at least (1) Series C Nominated Director (so long as there are any Series C Nominated Directors) and at least two (2) of the Series D Nominated Director, Series E Nominated Director and Series F Nominated Director (so long as there are three (3) of such Nominated Directors). The Stockholders shall have the power to amend, alter or repeal any provision of these By-laws only to the extent and in the manner provided in the Certificate of Incorporation. Each Article and Section reference contained in these By-laws shall be deemed to refer to any successor provision of such Article or Section.

                                                                     APPENDIX VI

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         FORM OF STOCKHOLDERS AGREEMENT

                                     among

                        TURNWORKS ACQUISITION III, INC.,

                                TURNWORKS, INC.,

                                  [AIP], LLC,

                                      and

       THE A VOTING TRUST FOR THE BENEFIT OF THE A PRINCIPAL STOCKHOLDERS
                      (as set forth on Schedule I hereto)

                            ------------------------

                            Dated as of       , 2002

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                    --------
ARTICLE I  CERTAIN TERMS; REPRESENTATIONS AND WARRANTIES..........    VI-2

 1.1  Certain Terms...............................................    VI-2

 1.2  Representations and Warranties..............................    VI-5

ARTICLE II  CORPORATE GOVERNANCE..................................    VI-6

 2.1  Board of Directors, Committees..............................    VI-6

 2.2  Amendment of Charter Documents..............................    VI-8

 2.3  General Obligations.........................................    VI-8

 2.4  Stockholder Actions.........................................    VI-8

 2.5  Issuance of Special Preferred Stock.........................    VI-8

ARTICLE III  ADDITIONAL COVENANTS.................................   VI-10

 3.1  Non-Competition.............................................   VI-10

 3.2  Transfer to Affiliates......................................   VI-10

 3.3  Director Compensation and Benefits..........................   VI-10

 3.4  Notice and Reporting of Shares Held.........................   VI-10

ARTICLE IV MISCELLANEOUS..........................................   VI-11

 4.1  Term........................................................   VI-11

 4.2  Notices.....................................................   VI-11

 4.3  Amendment and Waiver........................................   VI-13

 4.4  No Inconsistent Agreement...................................   VI-13

 4.5  Enforcement.................................................   VI-13

 4.6  Entire Agreement............................................   VI-13

 4.7  Governing Law; Jurisdiction; Waiver of Trial by Jury........   VI-13

 4.8  Successors and Assigns; Third Party Beneficiaries...........   VI-13

 4.9  Counterparts................................................   VI-14

4.10  Headings....................................................   VI-14

4.11  Construction................................................   VI-14

      Number; Gender; Without Limitation; Interpretation of
4.12  Certain Defined Terms.......................................   VI-14

4.13  No Partnership..............................................   VI-14

4.14  No Voting Trust.............................................   VI-14

4.15  Stockholder Capacity........................................   VI-14

Schedule I........................................................   S-I-1

                                    FORM OF
                             STOCKHOLDERS AGREEMENT

    THIS STOCKHOLDERS AGREEMENT (this "AGREEMENT") is entered into as of [the Closing Date], 2002 by and among Aloha Holdings, Inc., a Delaware corporation (the "COMPANY"), TurnWorks, inc., a Texas corporation ("TW"), [AIP], LLC, a Delaware limited liability company ("C"), and [ - ], [ - ], [ - ] and
[ - ], as voting trustees (the "A VOTING TRUSTEES") of [A Voting Trust], a Delaware and Hawaii voting trust (the "A VOTING TRUST"), for and on behalf of the stockholders set forth on Schedule I hereto (the "A PRINCIPAL STOCKHOLDERS") each of whom is a beneficiary of the A Voting Trust. All references in this Agreement to the "A VOTING TRUST" or to the "A VOTING TRUSTEES" shall constitute references to the A Voting Trust or the A Voting Trustees, as the case may be, acting for and on behalf of the A Principal Stockholders and without personal liability.

                                  WITNESSETH:

    WHEREAS, pursuant to an Agreement and Plan of Merger (the "C MERGER AGREEMENT"), dated as of December 19, 2001, by and among the Company, AIP General Partner, Inc. ("C GP") and AIP Inc. ("C INC.") (a) prior to the date hereof, the holders of capital stock of each of C GP and C Inc. formed C and contributed all of the outstanding shares of capital stock of C GP and C Inc., respectively, to C in exchange for interests therein, and (b) at the C Effective Time (as defined in the C Merger Agreement), and simultaneously with the execution and delivery of this Agreement, each of C GP and C Inc. merged with and into the Company, with the Company as the surviving corporation in such merger (the "C MERGER"), as a result of which C became a stockholder of the Company;

    WHEREAS, pursuant to an Agreement and Plan of Merger (the "A/B MERGER AGREEMENT"), dated as of December 19, 2001, by and among Aloha Airgroup, Inc., a Hawaii corporation ("A"), Hawaiian Airlines, Inc., a Hawaii corporation ("B"), the Company and TW, at the A/B Effective Time (as defined herein), and simultaneously with the execution and delivery of this Agreement, A merged with and into Newco A Sub (as defined in the A/B Merger Agreement), with Newco A Sub as the surviving entity, and B merged with and into [the Company] [Newco B LLC] (as defined in the A/B Merger Agreement), with [the Company] [Newco B LLC] as the surviving entity (such mergers, collectively, the "A/B MERGERS"), as a result of which the stockholders of A and B own, together with TW, C and Smith Management Company LLC, all of the outstanding Common Stock.

    WHEREAS, pursuant to the Voting Trust Agreement dated as of [ - ], 2002 by and among the A Voting Trustees and the A Principal Stockholders (the "A VOTING TRUST AGREEMENT"), the A Principal Stockholders have, upon the terms and conditions stated in such agreement, deposited all of their shares of capital stock (other than shares of Series C 10% Exchangeable Preferred Stock) of Aloha Airgroup, Inc. with the A Voting Trustees for the purpose of (i) vesting in the A Voting Trustees the right to vote thereon for the term of the A Voting Trust Agreement and (ii) appointing the A Voting Trustees as their true and lawful agents and attorneys-in-fact to execute and deliver on their behalf, and perform certain of their obligations under, certain agreements, including (without limitation) this Agreement;

    WHEREAS, pursuant to this Agreement, immediately after the Effective Time, the Company will (i) issue and sell to TW two (2) shares of Series A Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES A SPECIAL PREFERRED STOCK"), (ii) issue and sell to the A Voting Trust, for and on behalf of the A Principal Stockholders, three (3) shares of Series B Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES B SPECIAL PREFERRED STOCK"), and (iii) issue and sell to C three (3) shares of Series C Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES C SPECIAL PREFERRED STOCK"), in each case, for the purchase price of $1.00 per share;

    WHEREAS, in accordance with their respective Collective Bargaining Agreements (as defined herein), the Company will issue immediately after the A/B Effective Time, upon the terms and subject to the conditions set forth in the A/B Merger Agreement and this Agreement, (i) one (1) share of Series D Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES D SPECIAL PREFERRED STOCK") to the Air Line Pilots Association, International,
(ii) one (1) share of Series E Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES E SPECIAL PREFERRED STOCK"), to the Association of Flight Attendants, and (iii) one (1) share of Series F Special Preferred Stock, par value $.0001 per share, of the Company (the "SERIES F SPECIAL PREFERRED STOCK") to the International Association of Machinists and Aerospace Workers;

    WHEREAS, it is a condition to the consummation of the A/B Mergers pursuant to the A/B Merger Agreement and the C Merger pursuant to the C Merger Agreement that the parties hereto enter into this Agreement; and

    WHEREAS, the parties believe that the A/B Mergers and the C Merger and the terms set forth in this Agreement with respect to their ownership of shares of Common Stock and Special Preferred Stock (as such terms are defined herein) will foster conditions that promote the long-term best interests of the Company;

    NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I
                                 CERTAIN TERMS;
                         REPRESENTATIONS AND WARRANTIES

    1.1 CERTAIN TERMS. (a) When used herein the following terms shall have the meanings indicated:

    "A" has the meaning set forth in the recitals to this Agreement.

    "A/B EFFECTIVE TIME" means the Effective Time, as defined in the A/B Merger Agreement.

    "A/B MERGER AGREEMENT" has the meaning set forth in the recitals to this Agreement.

    "A/B MERGERS" has the meaning set forth in the recitals to this Agreement.

    "A PRINCIPAL STOCKHOLDERS" means the Persons set forth on Schedule I to this Agreement, each of whom has deposited all of its shares of capital stock (other than shares of Series C 10% Exchangeable Preferred Stock) of A with the A Voting Trustees for the purposes described in the recitals to this Agreement.

    "A VOTING TRUST" has the meaning set forth in the preamble to this Agreement.

    "A VOTING TRUSTEES" has the meaning set forth in the preamble to this Agreement.

    An "AFFILIATE" of, or a Person "AFFILIATED" with, a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. The term "CONTROL" (including the terms "CONTROLLING," "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, (i) any affiliate of TW or immediate relative of such affiliate of TW, one or more affiliates of or trusts for the benefit of any such affiliate or immediate relative, shall be deemed to be an "AFFILIATE" of TW (ii) each beneficiary of the A Voting Trust and each relative and affiliate of such beneficiary shall be deemed to be an "AFFILIATE" of each other and of the A Voting Trust and (iii) the managing member of C, as of [the Closing Date], or any affiliate of Smith Management LLC, as of [the Closing Date], who is a "CITIZEN OF THE UNITED STATES" as defined in Section 102(a)(15) of the Transportation Act, or any affiliate of such managing member, or any corporation, partnership or limited liability company controlled by such managing member or such affiliate shall be deemed to be an "AFFILIATE" of C.

    "AGREEMENT" has the meaning set forth in the preamble to this Agreement.

    "AMEX" shall mean the American Stock Exchange.

    "B" has the meaning set forth in the recitals to this Agreement.

    "BOARD OF DIRECTORS" means the Board of Directors of the Company.

    "C" has the meaning set forth in the preamble to this Agreement.

    "C GP" has the meaning set forth in the recitals to this Agreement.

    "C, INC." has the meaning set forth in the recitals to this Agreement.

    "C MERGER" has the meaning set forth in the recitals to this Agreement.

    "C MERGER AGREEMENT" has the meaning set forth in the recitals to this Agreement.

    "CHARTER DOCUMENTS" means the Certificate of Incorporation and the By-laws of the Company, as in effect at the A/B Effective Time in substantially the forms attached to the A/B Merger Agreement as Exhibits C and D thereto, respectively, and as amended, supplemented or otherwise modified from time to time.

    "CODE" shall mean the Internal Revenue Code of 1986, as amended.

    "COLLECTIVE BARGAINING AGREEMENT" has the meaning set forth in
Section 2.1(a).

    "COMMON STOCK" means the Common Stock or any other capital stock of the Company into which such stock is reclassified or reconstituted.

    "COMMON STOCK EQUIVALENTS" means any security or obligation which is by its terms convertible into shares of Common Stock and any option, warrant or other subscription or purchase right with respect to Common Stock.

    "COMPANY" has the meaning set forth in the preamble to this Agreement.

    "CONTRACTUAL OBLIGATION" means, as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

    "DIRECTOR" means a member of the Board of Directors.

    "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

    "GOVERNANCE PROVISIONS" has the meaning set forth in Section 2.3

    "GOVERNMENTAL AUTHORITY" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

    "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences).

    "ORDERS" has the meaning set forth in Section 1.2(c).

    "OUTSIDE DIRECTOR" has the meaning set forth in Section 2.1(f).

    "OUTSTANDING COMMON EQUITY INTEREST" means, at any time, the issued and outstanding Common Stock at such time and shall not include in such determination any Common Stock issuable upon exercise, conversion or exchange of outstanding warrants, stock options or convertible stock, or other securities exercisable, convertible or exchangeable into the Common Stock (as adjusted to reflect prior stock splits, reclassifications and similar events).

    "PARTY" means any party to this Agreement during the period in which it is a party or, in the case of the A Principal Stockholders, during the period in which it is a beneficiary of the A Voting Trust.

    "PERSON" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental body or other entity.

    "PSE" shall mean the Pacific Stock Exchange.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement, dated as of the date hereof, among the Company, C, TW, and the A Voting Trust, as amended, supplemented or otherwise modified from time to time.

    "REQUIREMENT OF LAW" means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "SERIES A SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SERIES B SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SERIES C SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SERIES D SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SERIES E SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SERIES F SPECIAL PREFERRED STOCK" has the meaning set forth in the recitals to this Agreement.

    "SHARES" means all shares, whether now owned or hereafter acquired, of Common Stock and Special Preferred Stock.

    "SMC/ADAMS ADVISORY AGREEMENT" means the Advisory Agreement, dated as of December 19, 2001 among Smith Management LLC, John W. Adams and B.

    "SPECIAL PREFERRED STOCK" means the Series A Special Preferred Stock, the Series B Special Stock, the Series C Special Preferred Stock, the Series D Special Preferred Stock, the Series E Special Preferred Stock, the Series F Special Preferred Stock and any other capital stock of the Company into which such stock is reclassified or reconstituted.

    "STOCKHOLDERS MEETING" means any regular or special meeting of the stockholders of the Company.

    "TRANSACTION DOCUMENTS" means the A/B Merger Agreement, the C Merger Agreement, this Agreement, the Charter Documents, the Registration Rights Agreement, the Voting Agreements, the SMC/Adams Advisory Agreement and the other agreements entered into on or prior to the date hereof in connection with the A/B Mergers or the C Merger.

    "TW" has the meaning set forth in the preamble to this Agreement.

    "UNIONS" means the following three unions representing certain employees in the service of B: (i) the Air Line Pilots Association, International; (ii) the Association of Flight Attendants; and (iii) the International Association of Machinists and Aerospace Workers.

    "VOTING AGREEMENTS" shall refer to each of: (i) the Voting Agreement, dated as of December 19, 2001, among the A Principal Stockholders, Hawaii
Airlines, Inc., and the Company; and (ii) the Voting Agreement, dated as of December 19, 2001, among Airline Investors Partnership, L.P., Aloha
Airgroup, Inc. and the Company.

    1.2 REPRESENTATIONS AND WARRANTIES. EACH PARTY REPRESENTS AND WARRANTS TO EACH OTHER PARTY THAT AS OF THE DATE HEREOF:

        (a) such Party has full power and authority to execute, deliver and perform this Agreement and the Registration Rights Agreement and the execution, delivery and performance by such Party of this Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby have been duly authorized by all necessary action;

        (b) this Agreement and the Registration Rights Agreement have been duly and validly executed and delivered by such Party and constitute the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity);

        (c) the execution, delivery and performance by such Party of this Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby (i) do not, if such Party is an entity, contravene the terms of the organizational documents of such Party; (ii) do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any Contractual Obligation of such Party or any Requirement of Law applicable to such Party; and (iii) do not violate any judgment, injunction, writ, award, decree or order of any nature (collectively, "ORDERS") of any Governmental Authority against, or binding upon, such Party;

        (d) such Party is not a party to any agreement or arrangement with respect to the acquisition, disposition or voting of shares of Common Stock, Common Stock Equivalents or Special Preferred Stock, other than as contemplated by the Transaction Documents;

        (e) no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, such Party of this Agreement or the transactions contemplated hereby, other than as contemplated by the Transaction Documents;

        (f) neither such Party nor any of its Affiliates is a beneficiary of any Contractual Obligation of B, A or the Company (other than those obligations that arise out of the Transaction Documents) that shall have any force or effect from and after the A/B Effective Time;

        (g) in the case of the A Voting Trust, the A Voting Trust is a Hawaii voting trust pursuant to Section 415-34 of the Hawaii Business Corporations Act and a Delaware voting trust pursuant to Section 218 of the Delaware General Corporations Law. Pursuant to the A Voting Trust Agreement, the A Principal Stockholders have agreed that they will, upon the terms and conditions stated in such agreement, deposit all of their Outstanding Common Equity Interest of the Company issued to them in the A Merger (together with all Outstanding Common Equity Interest of the Company acquired, purchased or otherwise obtained by the A Principal Stockholders in the future in connection with any dividend, stock split, reverse stock split, recapitalization, distribution, subdivision, reclassification, merger, consolidation, business combination, offer or issuance) with the A Voting Trustees for the purpose of (i) vesting in the A Voting Trustees the right to vote thereon for the term of the A Voting Trust Agreement and
    (ii) appointing the A Voting Trustees as their true and lawful agents and attorneys-in-fact to execute and deliver on their behalf, and perform certain of their obligations under, certain agreements, including (without limitation) this Agreement and the Registration Rights Agreement. The Outstanding Common Equity Interest of the Company represented by the A Voting Trust consists of the number of shares of Common Stock that were issued in the A/B Merger upon the conversion of at least 90% of the outstanding common stock of A. Pursuant to the terms of the A Voting Trust Agreement, there shall be at all times four (4) Voting Trustees; and

        (h) the managing member of C, as of the date hereof, is John W. Adams.

                                   ARTICLE II
                              CORPORATE GOVERNANCE

    2.1 BOARD OF DIRECTORS, COMMITTEES. (a) Subject to Section 2.1(g), the Parties shall take all action within their respective power, including the voting of capital stock of the Company, as is necessary to cause the Board of Directors at all times from and after the A/B Effective Time to consist of 11 Directors, one of whom shall be a senior management official of the Company, and, except as otherwise provided herein or in the Charter Documents, to elect the Directors nominated as follows:

           (i) Three (3) Directors nominated by C, one of whom shall be an Outside Director;

           (ii) Three (3) Directors nominated by the A Voting Trust, one of whom the Parties agree to cause to be elected as the Vice Chairman;

           (iii) Two (2) Directors nominated by TW, one of whom the Parties agree to cause to be elected as the Chairman; and

           (iv) One (1) Director nominated by each of the three Unions, so long as the collective bargaining agreement by and between such Union and the Company, as amended, modified or supplemented from time to time, pursuant to the Railway Labor Act, 45 U.S.C. Section 156, and the agreements incorporated therein by reference (the "COLLECTIVE BARGAINING AGREEMENT"), entitles such Union to nominate a Director.

    (b) If in accordance with the Charter Documents the number of Directors that may be nominated by TW, C or the A Voting Trust is reduced or any of the Unions is no longer entitled to nominate a Director under its Collective Bargaining Agreement, then the number of Directors nominated by such Party or such Union whose nomination rights have been so reduced that the Parties shall be obligated to elect pursuant to this Section 2.1 shall be reduced by the same number. The Parties shall take all action within their respective power as is necessary to cause one (1) Director nominated by such Party or such Union whose nomination rights have been so reduced to be removed as a Director effective immediately.

    (c) All other Directors, if any, shall be nominated and elected in accordance with the Charter Documents and applicable law, and this Agreement shall not limit or otherwise restrict any Party's actions with respect to the nomination or election of such Directors.

    (d) The Board of Directors at all times from and after the A/B Effective Time shall designate an executive committee, nominating committee, audit committee and any other committee of the Board of Directors that the Board of Directors deems necessary or desirable, which committees shall consist of one
(1) Director nominated by TW, one (1) Director nominated by C and one
(1) Director nominated
by the A Voting Trust; PROVIDED THAT, the right of TW, C and the A Voting Trust to designate a Director to any such committee of the Board of Directors shall terminate at any time when any such Party (together with its Affiliates who have agreed to be bound by the terms of this Agreement) owns a number of shares of Common Stock that is less than 5% of the Outstanding Common Equity Interest of the Company as of the close of business on the date hereof. The Parties shall take all action within their respective power as is necessary to cause at least one (1) Director nominated by the Unions to serve on each significant committee of the Board of Directors (including, if any, the executive committee, the strategic planning committee, the nominating committee and other committees of comparable significance, but excluding the audit committee in view of applicable AMEX rules).

    (e) With respect to any Person nominated by a Party in accordance with this
Section 2.1 as a Director or a member of any committee of the Board of Directors, if such Person is unable to serve, or once having commenced to serve, resigns or is removed, such Party shall nominate a replacement unless such Party is no longer entitled to make such nomination. The Board of Directors shall appoint such replacement as promptly as practicable (and in any event prior to the next Stockholders Meeting).

    (f) The Parties shall take all action within their respective power as is necessary to cause their nominees to the Board of Directors at all times from and after the A/B Effective Time to include at least such number of individuals who qualify as "INDEPENDENT DIRECTORS", "OUTSIDE DIRECTORS" and "NON-EMPLOYEE DIRECTORS" for purposes of the requirements under AMEX, PSE, Section 162(m) of the Code and Rule 16b-3 of the Exchange Act, as applicable (such Director referred to herein as an "OUTSIDE DIRECTOR"), relating to members of the audit committee, "COMPENSATION COMMITTEE" (within the meaning of 162(m) of the Code) or a committee composed of two (2) or more non-employee directors (within the meaning of Rule 16b-3 of the Exchange Act) so that such individuals may constitute an audit committee, "COMPENSATION COMMITTEE" (within the meaning of 162(m) of the Code) or a committee composed of two (2) or more non-employee directors (within the meaning of Rule 16b-3 of the Exchange Act) from and after the A/B Effective Time with at least the minimum number of "INDEPENDENT DIRECTORS", "OUTSIDE DIRECTORS" or "NON-EMPLOYEE DIRECTORS" required by AMEX, PSE, Section 162(m) or Rule 16b-3, as applicable.

    (g) Notwithstanding anything herein to the contrary, if at any time increasing the size of the Board of Directors to thirteen (13) Directors would not (i) conflict with or violate the Charter Documents or the organizational documents of any of the Parties, (ii) conflict with or violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, order, judgment or decree applicable to any of the Parties or by which any property or asset of any of the Parties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any of the Parties pursuant to, any Contractual Obligation of any of the Parties, then the Parties shall take all action within their respective power as is necessary to cause (A) TW to be issued one (1) additional share of Series A Special Preferred Stock upon the terms and subject to the conditions set forth in Sections 2.6,
(B) the holders of the Series A Special Preferred Stock to have the right to nominate three (3) Directors at any time such holder (together with its Affiliates who have agreed to be bound by the terms of this Agreement) is the holder of record of at least a number of shares of Common Stock greater than 15% of the Outstanding Common Equity Interest outstanding as of the close of business on the date hereof, (C) the Parties to elect one (1) additional Director nominated by TW, PROVIDED that TW is entitled to such additional Director under the Charter Documents, (D) subject to Section 2.1(f), C to no longer be obligated at any time thereafter to nominate an Outside Director, and
(E) the Parties to elect at all times one (1) Outside Director reasonably acceptable to TW, the A Voting Trust and C, so long as each such Party (together with its respective Affiliates who have agreed to be bound by the terms of this Agreement) is a holder of a number of shares of Common Stock equal to at least 5% of the Outstanding Common Equity Interest as of the date hereof.

    2.2 AMENDMENT OF CHARTER DOCUMENTS. Subject to Section 2.1(g), TW, C and the A Principal Stockholders shall vote their Shares at any Stockholders Meeting called for the purpose of revising the Charter Documents, against any proposed amendment to any Charter Document that would be inconsistent with, or alter the rights of TW, C or the A Principal Stockholders or the Unions or the obligations of the Board of Directors under, any of Part C of Article IV, Articles V, VI, VII, VIII, IX or X of the Certificate of Incorporation included in Exhibit A hereto or any of Sections 2.3, 2.13, 3.2, 3.4, 3.6, 3.9, 3.15, 3.16, 5.2 or 5.3
or Articles 4, 13 or 14 of the By-laws included in Exhibit B hereto (collectively referred to as the "GOVERNANCE PROVISIONS"). Subject to
Section 2.1(g), in the event the Board of Directors purports to amend or revise the Charter Documents in any respect that would be inconsistent with, or alter the rights of TW, C, the A Principal Stockholders or the Unions or the obligations of the Board of Directors under, the Governance Provisions, then TW, C and the A Principal Stockholders shall have the right to, or shall, if requested by any Union, in each case, to the extent permitted by law, (a) seek a Stockholders Meeting as soon as practicable, for the purpose of restoring the Governance Provisions, (b) propose a stockholder resolution at such Stockholders Meeting to restore the Governance Provisions, and (c) vote their Shares at any such Stockholders Meeting in favor of such resolution to restore the Governance Provisions.

    2.3 GENERAL OBLIGATIONS. None of TW, C or the A Principal Stockholders shall take any action inconsistent with the Governance Provisions. In the event of any material change (by a new amendment or agreement) to the terms or structure of the rights or powers of TW, C or the A Principal Stockholders, as a stockholder or as a holder of a series of Special Preferred Stock, under the Charter Documents or comparable corporate documentation (including, without limitation, changes in the right of TW, C or the A Principal Stockholders to nominate, designate, remove or replace Directors on the Board of Directors), each shall have the right to, or shall, if requested by any Union, in each case, to the extent permitted by law, take all action necessary to implement comparable changes to the terms or structure of the rights or powers of TW, C, the A Principal Stockholders or such Unions, as the case may be, under the Charter Documents or comparable corporate documentation.

    2.4  STOCKHOLDER ACTIONS.  In order to effectuate the provisions of this
Article II, each of TW, C and the A Principal Stockholders hereby agrees that when any action or vote is required to be taken pursuant to this Agreement, it shall attend the Stockholders Meeting, in person or by proxy.

    2.5  ISSUANCE OF SPECIAL PREFERRED STOCK.

        (a) Subject to the terms and conditions set forth in this Section 2.6, the Company agrees to issue and sell to each of the A Voting Trust and C, and each of the A Voting Trust and C agrees to purchase from the Company, immediately after the Effective Time, three (3) shares of Series B Special Preferred Stock and Series C Special Preferred Stock, respectively, for the purchase price of $1.00 per share. Subject to Section 2.1(g)(A) and to the terms and conditions set forth herein, the Company agrees to issue and sell to TW, and TW agrees to purchase from the Company, immediately after the Effective Time, two (2) shares of Series A Special Preferred Stock, for the purchase price of $1.00 per share. On the Closing Date, the Company shall deliver to the A Voting Trust and C a certificate or certificates in definitive form and registered in the name of each of the A Voting Trust and C, representing three (3) shares of Series B Special Preferred Stock and Series C Special Preferred Stock, respectively, against delivery by the A Voting Trust and C of the aggregate purchase price payable thereby. On the Closing Date, the Company shall deliver to TW a certificate or certificates in definitive form and registered in the name of TW, representing two
    (2) shares of Series A Special Preferred Stock against delivery by TW of the aggregate purchase price payable thereby.

        (b) The shares of Series A Special Preferred Stock, Series B Special Preferred Stock and Series C Special Preferred Stock shall be duly authorized on or prior to the Closing Date, and when issued and sold to TW, C and the A Voting Trust after payment therefor, shall be validly issued, fully paid and non-assessable, shall be issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws (or an exemption therefrom) and shall be free and clear of all other Liens (other than those arising under applicable securities laws). The shares of Common Stock issuable upon conversion of the shares of Series A Special Preferred Stock, Series B Special Preferred Stock and Series C Special Preferred Stock shall have been duly reserved for issuance on or prior to the Closing Date upon conversion of the shares of Series A Special Preferred Stock, Series B Special Preferred Stock and Series C Special Preferred Stock, as applicable, and, when issued in compliance with the provisions of the Charter Documents, shall be validly issued, fully paid and non-assessable and not subject to any preemptive rights or similar rights that have not been satisfied and shall be free and clear of all other Liens (other than those arising under applicable securities laws).

        (c) The shares of Series D Special Preferred Stock, Series E Special Preferred Stock and Series F Special Preferred Stock shall be duly authorized on or prior to the Closing Date, and when issued to the respective Unions in accordance with the applicable Collective Bargaining Agreements, shall be validly issued, fully paid and non-assessable, shall be issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws (or an exemption therefrom) and shall be free and clear of all other Liens (other than those arising under applicable securities laws). The shares of Common Stock issuable upon conversion of the shares of Series D Special Preferred Stock, Series E Special Preferred Stock and Series F Special Preferred Stock shall have been duly reserved for issuance on or prior to the Closing Date upon conversion of the shares of Series D Special Preferred Stock, Series E Special Preferred Stock and Series F Special Preferred Stock, as applicable, and, when issued in compliance with the provisions of the Charter Documents, shall be validly issued, fully paid and non-assessable and not subject to any preemptive rights or similar rights that have not been satisfied and shall be free and clear of all other Liens (other than those arising under applicable securities laws).

        (d) Each of TW, C, the A Principal Stockholders and the A Voting Trust acknowledges that the issuance of any shares of Special Preferred Stock to such Person, and the issuance of any Common Stock to such Person upon the conversion of any such shares of Special Preferred Stock, will not be registered under the Securities Act and, upon receipt by it, will constitute "RESTRICTED SECURITIES" with the meaning of Rule 144(a)(3) under the Securities Act. Each of TW, C, the A Principal Stockholders and the A Voting Trust agree that it will not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act. Each of TW, C, the A Principal Stockholders and the A Voting Trust represents and warrants that it is an "ACCREDITED INVESTOR" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

        (e) A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Special Preferred Stock now held or hereafter acquired by each of TW, C, the A Voting Trust and the Unions shall for as long as this Agreement is effective bear a legend substantially in the following form:

       THE SALE, ASSIGNMENT OR OTHER DISPOSITION (EACH A "TRANSFER") AND VOTING OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED
       BY THE TERMS OF THE STOCKHOLDERS AGREEMENT, DATED               , 2002,
       BY AND AMONG ALOHA HOLDINGS, INC., TURNWORKS, INC., [AIP], LLC AND [THE A VOTING TRUST], THE CERTIFICATE OF INCORPORATION AND THE BY-LAWS OF ALOHA HOLDINGS, INC., COPIES OF

       WHICH MAY BE INSPECTED AT THE COMPANY'S PRINCIPAL OFFICE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO THE TERMS OF THE AFOREMENTIONED STOCKHOLDERS AGREEMENT, CERTIFICATE OF INCORPORATION AND BY-LAWS.

                                  ARTICLE III
                              ADDITIONAL COVENANTS

    3.1 NON-COMPETITION. As of the date of this Agreement and continuing until the later of the third anniversary of such date or the date on which it no longer holds any shares of Special Preferred Stock, each of TW, C and each of the A Principal Stockholders shall not, and shall cause their respective Affiliates not to, without the prior written consent of the other Parties, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, creditor, investor, consultant or otherwise, any individual partnership, firm, corporation or other business organization or entity (collectively, an "ENTITY") that, at such time, (a) is headquartered in Hawaii and is primarily engaged in the business of passenger or freight airline services or aircraft ground maintenance operations; (b) is an airline that has Hawaii inter-island passenger or freight services that constitute a material share of its overall airline business measured by passenger revenue miles or freight pound miles; or (c) has 5% or more of the Hawaii inter-island passenger or freight air traffic measured by passenger revenue miles or freight pound miles and such Party or its Affiliates is serving directly as an officer, employee, partner or consultant of such Entity's Hawaii operations, or otherwise has significant duties or responsibilities involving such Entity's Hawaii operations. For the avoidance of doubt, a senior management position at a parent Entity for which the Hawaii operations are not a material part of such Entity on a consolidated basis will not be limited by the foregoing provisions.

    3.2 TRANSFER TO AFFILIATES. None of TW, C or any of the A Principal Stockholders shall transfer any shares of Special Preferred Stock to any of its Affiliates unless such Affiliate agrees in writing, as of the date of such transfer, to be bound by the terms and conditions of this Agreement and each other agreement with any holders of the Common Stock or the Special Preferred Stock, in the same manner as TW, C or the A Principal Stockholders, as the case may be. Any attempt to transfer any such shares of Special Preferred Stock or any such rights in violation of the preceding sentence shall be null and void AB INITIO and the Company agrees not to register any such transfer. If any Affiliate transferee that receives any such shares of Special Preferred Stock pursuant to a transfer permitted by this Section 3.2 ceases at any time to be an Affiliate of TW, C or the A Principal Stockholders, as the case may be, such transfer shall be null and void AB INITIO and the Company shall cancel the registration of such transfer.

    3.3 DIRECTOR COMPENSATION AND BENEFITS. The Parties shall take all action within their respective power as is necessary to implement (a) the "FLIGHT BENEFITS" as described in the A/B Merger Agreement and any expansion of the terms thereof that may be approved from time to time by TW, the A Principal Stockholders and C, (b) the compensation levels for "NON-EMPLOYEE DIRECTORS" as described in the A/B Merger Agreement and (c) the "COMPANY STOCK INCENTIVE PLAN" as described in the A/B Merger Agreement.

    3.4 NOTICE AND REPORTING OF SHARES HELD. Each of TW, C and the A Principal Stockholders shall (a) promptly notify the other Parties, to the best of its knowledge, on the first date on which the number of shares of Common Stock held by it (together with its Affiliates who have agreed to be bound by the terms of this Agreement) is less than 15% of the Outstanding Common Equity Interest of the Company as of the close of business on the date hereof, less than 5% of the Outstanding Common Equity Interest of the Company as of the close of business on the date hereof or less than 1% of the Outstanding Common Equity Interest of the Company as of such date, and (b) use its reasonable efforts to assist the Company in satisfying its reporting obligations under the Securities Act and the Exchange Act with respect to such Party.

                                   ARTICLE IV
                                 MISCELLANEOUS

    4.1 TERM. This Agreement shall terminate as to each of TW, C, the A Voting Trust or each of the A Principal Stockholders at such time as TW, C, the A Voting Trust or such A Principal Stockholder, respectively, shall no longer have any rights to designate Directors pursuant to the Charter Documents.

    4.2 NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified mail, return receipt requested, telecopier, courier service or personal delivery:

    (a) if to the A Principal Stockholders or the A Voting Trust:

           [                             ]

           with a copy to
           Shearman & Sterling
           Commerce Court West, Suite 4405
           Toronto, Ontario M5L 1E8
           Attention: Brice T. Voran, Esq.
           Telecopy: (416) 360-2958

    (b) if to C:

           [AIP], LLC
           c/o Smith Management Company
           885 Third Avenue, 34th Floor
           New York, New York 10022
           Attention: John W. Adams Telecopy: (212) 751-9501

           with a copy to:

           Paul, Weiss, Rifkind, Wharton & Garrison
           1285 Avenue of the Americas
           New York, New York 10019-6064
           Attention: Judith R. Thoyer, Esq.
           Telecopy: (212) 757-3990

    (c) if to TW:

           TurnWorks, Inc.
           1330 Lake Robbins Dr., Suite 205
           The Woodlands, Texas 77380
           Attention: Greg Brenneman
           Telecopy: (281) 363-2097
           with a copy to:

           Cleary, Gottlieb, Steen & Hamilton
           One Liberty Plaza
           New York, New York 10006
           Attention: Michael Ryan, Esq. and
                   Ethan Klingsberg, Esq.
           Telecopy: (212) 225-3999

    (d) if to the Company:

           Aloha Holdings, Inc.
           1330 Lake Robbins Dr.
           Suite 205
           The Woodlands, Texas 77380
           Attention: Chief Executive Officer
           Telecopy: (281) 363-2097

           with a copy to:

           Cleary, Gottlieb, Steen & Hamilton
           One Liberty Plaza
           New York, New York 10006
           Attention: Michael Ryan, Esq. and
                   Ethan Klingsberg, Esq.
           Telecopy: (212) 225-3999

    (e) if to the Unions, to each of the following:

           Air Line Pilots Association, International
           535 Herndon Parkway
           Herndon, Virginia 22070-1199
           Attention: Master Chairman, Hawaiian MEC
           Telecopy: (703) 689-4368

           and:

           the Association of Flight Attendants
           [Address 1]
           [Address 2]
           [City, State Zip]
           Attention:
           Telecopy:

           and:

           the International Association of Machinists and Aerospace Workers
           [Address 1]
           [Address 2]
           [City, State Zip]
           Attention:
           Telecopy:

    All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied. Any Party may by notice given in accordance with this Section 4.2 designate another address or Person for receipt of notices hereunder.

    4.3 AMENDMENT AND WAIVER. (a) No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Parties at law, in equity or otherwise.

    (b) Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any Party from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by each of TW, C, the A Voting Trust and each Union, and (ii) only in the specific instance and for the specific purpose for which made or given.

    4.4 NO INCONSISTENT AGREEMENT. None of TW, C or any of the A Principal Stockholders shall enter into any stockholder agreement, voting agreement or other agreement that is inconsistent with the terms of this Agreement.

    4.5 ENFORCEMENT. The Parties to this Agreement agree that irreparable damage will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that monetary damages will not constitute adequate compensation for any breach of this Agreement. Accordingly, in addition to any other remedy available to any Party at law or equity, the Parties shall, subject to Section 4.7, be entitled to an injunction in any court of competent jurisdiction to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement.

    4.6 ENTIRE AGREEMENT. This Agreement, together with the exhibits and schedules hereto, is intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of such Parties in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

    4.7 GOVERNING LAW; JURISDICTION; WAIVER OF TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the Parties (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under any of the Transaction Documents or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,
(iii) agrees that it will not bring any action, suit or proceeding relating to any of the Transaction Documents or any transaction contemplated thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action; suit or proceeding related to or arising out of any of the Transaction Documents or any transaction contemplated thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out of any of the Transaction Documents or any transaction contemplated thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

    4.8 SUCCESSORS AND ASSIGNS; THIRD PARTY BENEFICIARIES. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by without the prior written consent of the other Parties. Except for the Unions, no Person other than the Parties and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

    4.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

    4.10 HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

    4.11 CONSTRUCTION. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring a Party by virtue of the authorship of any of the provisions of this Agreement.

    4.12 NUMBER; GENDER; WITHOUT LIMITATION; INTERPRETATION OF CERTAIN DEFINED TERMS. Pronouns, wherever used in this Agreement, and of whatever gender, shall include Persons of every kind and character, and the singular shall include the plural whenever and as often as may be appropriate. Any reference herein to "INCLUDING" and words of similar import refer to "INCLUDING WITHOUT LIMITATION". Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

    4.13 NO PARTNERSHIP. No term or provision of this Agreement shall be construed to establish any relationship of partnership, agency or joint venture between the Parties.

    4.14 NO VOTING TRUST. No term or provision of this Agreement shall be construed to establish a voting trust between the Parties.

    4.15 STOCKHOLDER CAPACITY. Notwithstanding anything herein to the contrary: (a) if any Affiliate of the Party is or becomes, during the term hereof, a director or officer of the Company, no representation, warranty, undertaking or agreement herein shall apply to such Affiliate in his or her capacity as such a director or officer and (b) each Party has entered into this Agreement solely in its capacity as a holder of Common Stock and/or Special Preferred Stock, whether now owned or hereafter acquired pursuant to the Transaction Documents or otherwise, and nothing herein shall limit or affect any actions taken or omitted to be taken at any time by any of its Affiliates in his or her capacity as an officer or director of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the Parties have executed this Stockholders Agreement as of the date first above written.

                                                       TURNWORKS, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       [AIP], LLC

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       [A VOTING TRUST], for and on behalf of the A
                                                       Principal Stockholders, by its Voting Trustees:

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                                      SCHEDULE I

                 A VOTING TRUSTEES AND A PRINCIPAL STOCKHOLDERS

[Information regarding four Trustees]

Han H. Ching Hane

P. Ching

Earl Ming-To Ching Revocable Living Trust dated 9/19/89, as amended

Eldon Ming-Te Ching Revocable Living Trust dated 9/19/89, as amended

Edric Ming-Kai Ching Revocable Living Trust dated 9/19/89, as amended

Barbara T. Ching

Meredith J. Ching

DHMP Services Inc.

Diamond Head Memorial Park

Aloha Securities & Investment Company

Ing Family Partnership

Richard K.M. Ing Self Trusteed Trust

Laura Ing Baker Self Trusteed Trust

Carolyn Ing

Sheridan Ing Generation Skipping Trust

Molly Ing Louis Self Trusteed Trust

Louise K.Y. Ing Self Trusteed Trust

Shandau Ing Self Trusteed Trust

Sheridan Ing Marital Trust

Sheridan C.F. Ing Irrevocable Life Insurance Trust

Sic Corp. Profit Sharing Plan For The Benefit of Julia Ing

DHMP Service Inc. Pre Need Trust

Agreement of Trust by Han Ping Ching dated 9/21/83

Han Ping Ching 1992 Gift Trust Agreement dated 3/6/92

Barbara T. Ching as Custodian for Randall K.H. Ching,

  Shelli M.L. Ching and Laura M.C. Ching

Han H. Ching as Custodian for Randall K.H. Ching,

  Shelli M.L. Ching and Laura M.C. Ching

Earl Ming Te Ching Gift Trust dated 2/1/92

Eldon Ming Te Ching Gift Trust dated 2/1/92

Edric Ming Kai Ching Gift Trust dated 2/1/92

Elizabeth Lan Ching Trust dated July 10, 1986, as amended

Non-exempt Marital Trust under Hung Wo Ching 27 Trust dated 5/1/78

Ching Perpetual Trust

                                     S-I-1

                                                                    APPENDIX VII

                                    FORM OF
                         REGISTRATION RIGHTS AGREEMENT
                                     AMONG
                              ALOHA HOLDINGS, INC.
                                TURNWORKS, INC.,
                                 [_______], LLC
                              SMITH MANAGEMENT LLC
                                      AND
                                [A VOTING TRUST]

          ------------------------------------------------------------

                          DATED AS OF __________, 2002

          ------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
1.   BACKGROUND.......................................................   VII-1

2.   REGISTRATION UNDER SECURITIES ACT, ETC...........................   VII-1

     2.1  Registration on Request.....................................   VII-1

     2.2  Incidental Registration.....................................   VII-3

     2.3  Registration Procedures.....................................   VII-4

     2.4  Underwritten Offerings......................................   VII-6

     2.5  Preparation; Reasonable Investigation.......................   VII-7

     2.6  Limitations, Conditions and Qualifications to Obligations
          under
          Registration Covenants......................................   VII-7

     2.7  Indemnification.............................................   VII-7

3.   DEFINITIONS......................................................  VII-10

4.   RULE 144 AND RULE 144A...........................................  VII-11

5.   AMENDMENTS AND WAIVERS...........................................  VII-12

6.   NOMINEES FOR BENEFICIAL OWNERS...................................  VII-12

7.   NOTICES..........................................................  VII-12

8.   ASSIGNMENT.......................................................  VII-12

9.   CALCULATION OF PERCENTAGE INTERESTS IN REGISTRABLE SECURITIES....  VII-12

10.  NO INCONSISTENT AGREEMENTS.......................................  VII-13

11.  REMEDIES.........................................................  VII-13

12.  SEVERABILITY.....................................................  VII-13

13.  ENTIRE AGREEMENT.................................................  VII-13

14.  HEADINGS.........................................................  VII-13

15.  GOVERNING LAW JURISDICTION; WAIVER OF TRIAL BY JURY..............  VII-13

16.  COUNTERPARTS.....................................................  VII-14

                     FORM OF REGISTRATION RIGHTS AGREEMENT

    This REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is entered into as of [the Closing Date], 2002, by and among Aloha Holdings, Inc., a Delaware corporation (the "COMPANY"), TurnWorks, Inc., a Texas corporation ("TW"),
[            ], LLC, a Delaware limited liability Company ("C LLC"), Smith
Management LLC, a New York limited liability company ("SMC") and a voting trust for and on behalf of the stockholders of Aloha Airgroup, Inc., a Hawaii corporation ("A"), set forth in EXHIBIT A hereto (the "A VOTING TRUST"). All references in this Agreement to the "A VOTING TRUST" or to the "A VOTING TRUSTEES" shall constitute references to the A Voting Trust or the A Voting Trustees, as the case may be, acting for and on behalf of the A Principal Stockholders and without personal liability. Capitalized terms used herein but not otherwise defined shall have the meanings given them in the Merger Agreement (as defined below).

    The parties hereby agree as follows:

    1. BACKGROUND. Each of A, Hawaiian Airlines, Inc., a Hawaii corporation ("B"), the Company and TW have entered into an Agreement and Plan of Merger, dated as of December 19, 2001 (as amended from time to time, the "MERGER AGREEMENT"). The execution and delivery of this Agreement by the parties hereto is a condition to the Closing under the Merger Agreement.

    2.  REGISTRATION UNDER SECURITIES ACT, ETC.

        2.1  REGISTRATION ON REQUEST.

           (a) REQUEST. At any time, and from time to time, upon the written request of one or more holders (the "INITIATING HOLDERS") of Registrable Securities that the Company effect the registration under the Securities Act of all or part of such Initiating Holders' Registrable Securities, the Company will promptly give written notice of such requested registration to all registered holders of Registrable Securities, and thereupon the Company will use its best efforts to effect, at the earliest possible date, the registration under the Securities Act (including if specified in such written request, by means of (i) a continuous offering pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) either (A) on Form S-3, or any successor form, if the Company is then eligible to use Form S-3 or such successor form or (B) on Form S-1, or any successor form, or (ii) an underwritten offering pursuant to Sections 2.1(e), 2.1(f) and 2.4), of

               (i) the Registrable Securities which the Company has been so requested to register by such Initiating Holders, and

               (ii) all other Registrable Securities which the Company has been requested to register by the holders thereof (such holders together with the Initiating Holders hereinafter are referred to as the "SELLING HOLDERS") by written request given to the Company within 30 days after the giving of such written notice by the Company, all to the extent necessary to permit the disposition of the Registrable Securities and such shares of Company Common Stock and Notes so to be registered.

           (b) REGISTRATION OF OTHER SECURITIES. Whenever the Company shall effect a registration pursuant to this Section 2.1, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the Selling Holders of not less than 66 2/3% of all Registrable Securities to be covered by such registration shall have consented in writing to the inclusion of such other securities.

           (c) REGISTRATION STATEMENT FORM.  Registrations under this
       Section 2.1 shall be on such appropriate registration form of the Commission as shall be reasonably selected by the Company.

           (d) EFFECTIVE REGISTRATION STATEMENT. A registration requested pursuant to this Section 2.1 shall not be deemed to have been effected
       (i) unless a registration statement with respect

                                     VII-1
       thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have either ceased to be Registrable Securities or been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (unless the failure to so dispose of such Registrable Securities shall be caused solely by reason of a failure on the part of the Selling Holders), PROVIDED that, except with respect to any registration statement filed pursuant to Rule 415 under the Securities Act, such period need not exceed 135 days; (ii) if, after it has become effective, such registration statement is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable solely to the Selling Holders and has not thereafter become effective; or (iii) if, the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than solely by reason of a failure on the part of the Selling Holders.

           (e) SELECTION OF UNDERWRITERS. The underwriter or underwriters of each underwritten offering of the Registrable Securities so to be registered shall be selected by the Company, with the approval of the Executive Committee of the Board of Directors of the Company.

           (f) PRIORITY IN REQUESTED REGISTRATION OF UNDERWRITTEN OFFERING. If the managing underwriter of any underwritten offering shall advise the Company in writing (in which case the Company shall so advise each Selling Holder of Registrable Securities requesting registration of such advice) that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range acceptable to the Selling Holders of 66 2/3% of the Registrable Securities requested to be included in such registration, the Company, except as provided in the following sentence, will include in such registration, to the extent of the number and type which the Company is so advised can be sold in such offering, Registrable Securities requested to be included in such registration, PRO RATA (based on the number of Registrable Securities then held by each of the Selling Holders, together with its Affiliates) among the Selling Holders requesting such registration. Notwithstanding the foregoing, if the total number of Registrable Securities requested to be included in any registration cannot be included, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 50% of the Registrable Securities with respect to which registration has been requested, shall have the right to withdraw the request for registration by giving written notice to the Company within 20 days after receipt of the notice from the managing underwriter described above by the Company and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof. In connection with any such registration to which this Section 2.1(f) is applicable, no securities other than Registrable Securities of the Selling Holders shall be covered by such registration.

           (g) LIMITATIONS ON REGISTRATION REQUESTS. Notwithstanding anything in this Section 2.1 to the contrary (other than Section 2.1(i)), in no event will the Company be required to (i) effect more than two registrations per Stockholder Group under this Section 2.1; or
       (ii) effect a registration pursuant to this Section 2.1 within the six-month period occurring immediately subsequent to the effectiveness (within the meaning of Section 2.1(d)) of a registration statement filed pursuant to this Section 2.1, unless a majority of the Disinterested Directors determines that effecting a second registration within the six-month period would not have a material adverse effect on the market price of the Company Common Stock or the Notes, if applicable. For purposes of this Agreement, (i) TW, its Affiliates, immediate relatives of such Affiliates, Affiliates of such immediate relatives and trusts for the benefit of such immediate relatives (collectively, the "TW STOCKHOLDER GROUP"), (ii) C LLC, SMC and their respective Affiliates, and
       (iii) the A Voting Trust shall each constitute a separate "STOCKHOLDER GROUP".

                                     VII-2

           (h) EXPENSES. The Company will pay all Registration Expenses in connection with any registrations requested pursuant to this
       Section 2.1.

           (i) CONVERSION OF MERGER S-4. If the A Voting Trust (or, if available, C LLC or SMC) delivers a request to the Company pursuant to
       Section 2.1(a) referencing this Section 2.1(i) at least 10 business days before the Closing Date, then the Company shall use its reasonable best efforts to convert, after the Effective Time, the Registration Statement on Form S-4 relating to the Mergers into a resale registration statement for use by such holders on the terms and subject to the conditions otherwise applicable to a registration requested under this Section 2.1. Delivery of such a request under this Section 2.1(i) shall not be counted for purposes of the requests of registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

        2.2  INCIDENTAL REGISTRATION.

           (a) RIGHT TO INCLUDE REGISTRABLE SECURITIES. If the Company at any time prior to the 10th anniversary of the Closing Date, proposes to register any of its Company Common Stock under the Securities Act by registration on any form other than Forms S-4 or S-8 (or successor forms), whether or not for sale for its own account, it will each such time give prompt written notice to all registered holders of Registrable Securities of its intention to do so and of such holders' rights under this Section 2.2. Upon the written request of any such holder (a "REQUESTING HOLDER") made as promptly as practicable and in any event within 30 days after the receipt of any such notice from the Company
       (15 days if the Company states in such written notice or gives telephonic or telecopied notice to all registered holders of Registrable Securities, with written confirmation to follow promptly thereafter, that (i) such registration will be on Form S-3 (or any successor form) and (ii) such shorter period of time is required because of a planned filing date) (which request shall specify the Registrable Securities intended to be disposed of by such Requesting Holder), the Company will use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Requesting Holders thereof; PROVIDED that, prior to the effective date of the registration statement filed in connection with such registration, immediately upon notification to the Company from the managing underwriter of the price at which such securities are to be sold, if such price is below the price which any Requesting Holder shall have indicated to be acceptable to such Requesting Holder, the Company shall so advise such Requesting Holder of such price, and such Requesting Holder shall then have the right to withdraw its request to have its Registrable Securities included in such registration statement; PROVIDED FURTHER, HOWEVER, that, if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder of Registrable Securities and (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to cause such registration to be effected as a registration under Section 2.1, and
       (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1.

           (b) PRIORITY IN INCIDENTAL REGISTRATIONS. If the managing underwriter of any underwritten offering shall inform the Company by letter of its opinion that the number or type of Registrable Securities requested to be included in such registration would materially adversely

                                     VII-3
       affect such offering, and the Company has so advised the Requesting Holders in writing, then the Company will include in such registration, to the extent of the number and type which the Company is so advised can be sold in (or during the time of) such offering, first, all securities proposed by the Company to be sold for its own account, and second, such Registrable Securities requested to be included in such registration pursuant to this Agreement, PRO RATA (based on the number of Registrable Securities requested to be included therein by each Requesting Holder) among such Requesting Holders.

           (c) EXPENSES. The Company will pay all Registration Expenses in connection with any registration contemplated pursuant to this
       Section 2.2.

        2.3 REGISTRATION PROCEDURES. If and at any time the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Company will, as expeditiously as possible:

               (i) prepare and (within 90 days after the end of the period within which requests for registration may be given to the Company) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Section 2.2(a), which are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

               (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective in accordance with Section 2.1(d)(i) hereof and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement; PROVIDED that, except with respect to any such registration statement pursuant to Rule 415 under the Securities Act, such period need not exceed 135 days;

              (iii) furnish to each seller of Registrable Securities covered by such registration statement, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request;

               (iv) use its reasonable best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (z) to take any other action which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

                                     VII-4

               (v) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the reasonable opinion of counsel to the Company and counsel to the seller or sellers of Registrable Securities to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

               (vi) furnish at the effective date of such registration statement to each seller of Registrable Securities, and each such seller's underwriters, if any, a signed counterpart of:

                   (x) an opinion of counsel for the Company, dated the
               effective date of such registration statement and, if applicable, the date of the closing under the underwriting agreement, and

                   (y) a "comfort" letter signed by the independent public
               accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement,

covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities and, in the case of the accountants' comfort letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as the underwriters may reasonably request;

              (vii) notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

             (viii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

               (ix) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration;

               (x) use its best efforts to list all Registrable Securities (other than the Notes) covered by such registration statement on any national securities exchange on which Registrable Securities of the same class covered by such registration statement are then listed; and

                                     VII-5

               (xi) if the Registrable Securities covered by such registration statement constitute Notes, use all its reasonable efforts to maintain the qualification of the indenture under the Trust Indenture Act.

The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

    Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (vii) of this
Section 2.3, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (vii) of this
Section 2.3 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

        2.4  UNDERWRITTEN OFFERINGS.

           (a) REQUESTED UNDERWRITTEN OFFERINGS. If requested by the underwriters for any underwritten offering by holders of Registrable Securities pursuant to a registration requested under Section 2.1, the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to each such holder and the underwriters and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.7 or such other indemnities as are customarily received by underwriters in public offerings of similar securities. The holders of the Registrable Securities proposed to be sold by such underwriters will reasonably cooperate with the Company in the negotiation of the underwriting agreement. Such holders of Registrable Securities to be sold by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make any representations or warranties to or agreements with the Company other than representations, warranties or agreements regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution or any other representations required by applicable law.

           (b) INCIDENTAL UNDERWRITTEN OFFERINGS. If the Company proposes to register any of its securities under the Securities Act as contemplated by Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any Requesting Holder of Registrable Securities, use its reasonable best efforts to arrange for such underwriters to include all the Registrable Securities to be offered and sold by such Requesting Holder among the securities of the Company to be distributed by such underwriters, subject to the provisions of Section 2.2(b). The holders of Registrable Securities to be distributed by such underwriters shall be parties to the underwriting agreement between the Company and such underwriters and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. Any such Requesting Holder of

                                     VII-6

       Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than customary representations, warranties or agreements regarding such Requesting Holder, such Requesting Holder's Registrable Securities and such Requesting Holder's intended method of distribution or any other representations required by applicable law.

        2.5 PREPARATION; REASONABLE INVESTIGATION. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities to be registered under such registration statement, their underwriters, if any, and their respective counsel the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

        2.6 LIMITATIONS, CONDITIONS AND QUALIFICATIONS TO OBLIGATIONS UNDER REGISTRATION COVENANTS.

           (a) The Company shall be entitled to postpone or suspend, as the case may be, for a reasonable period of time (but not exceeding an aggregate of 90 days in any rolling 180-day period from and after the Effective
       Time) the filing, initial effectiveness and/or continued use of any registration statement otherwise required to be prepared, filed and have declared and maintained as effective by it pursuant to Section 2.1 if the Company determines, in its reasonable judgment, that such filing, initial effectiveness or continued use would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company or would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company's control and promptly gives the holders of Registrable Securities requesting registration thereof pursuant to
       Section 2.1 written notice (which shall be kept strictly confidential) of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. In the event the Company exercises its rights under the preceding sentence in respect of a registration statement that has already been filed, the Selling Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus or preliminary prospectus relating to the registration in connection with any sale or offer to sell Registrable Securities and agree not to disclose to any other Person the fact that the Company has exercised such rights or any related facts. The Company shall immediately notify the holders upon the expiration of any period during which it exercised its rights under this
       Section 2.6.

           (b) If the Company shall postpone, pursuant to this Section 2.6, the filing or initial effectiveness of a registration statement, holders of Registrable Securities requesting registration thereof pursuant to
       Section 2.1, representing not less than 50% of the Registrable Securities with respect to which registration has been requested, shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

           (c) Any postponement or suspension by the Company pursuant to this
       Section 2.6 shall be without prejudice to the rights of the holders under
       Section 2.1(d).

        2.7  INDEMNIFICATION.

           (a) INDEMNIFICATION BY THE COMPANY. The Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1 or 2.2,

                                     VII-7
       each seller of any Registrable Securities covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act or the Exchange Act, and their respective directors, officers, partners, agents and affiliates, against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or any such director, officer, partner, agent, affiliate or controlling person may become subject under the Securities Act or otherwise, including, without limitation, the reasonable fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such seller or underwriter and each such director, officer, partner, agent, affiliate and controlling Person for any reasonable legal or any other expenses incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller or underwriter, as the case may be, specifically stating that it is for use in the preparation thereof; PROVIDED FURTHER that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement of any material fact contained in any such registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading in a prospectus or prospectus supplement, if such untrue statement or omission is completely corrected in an amendment or supplement to such prospectus or prospectus supplement, the seller of the Registrable Securities has an obligation under the Securities Act to deliver a prospectus or prospectus supplement in connection with such sale of Registrable Securities and the seller of Registrable Securities thereafter fails to deliver such prospectus or prospectus supplement as so amended or supplemented prior to or concurrently with the sale of Registrable Securities to the person asserting such loss, claim, damage or liability after the Company has furnished such seller with a sufficient number of copies of the same. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or underwriter or any such director, officer, partner, agent, affiliate or controlling person and shall survive the transfer of such securities by such seller or underwriter.

           (b) INDEMNIFICATION BY THE SELLERS. As a condition to including any Registrable Securities in any registration statement, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.7(a)) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who participates as an underwriter in the offering or sale of such securities and each other Person who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus,

                                     VII-8
       final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; PROVIDED, HOWEVER, that the liability of such indemnifying party under this Section 2.7(b) shall be limited to the amount of proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller.

           (c) NOTICES OF CLAIMS, ETC. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 2.7(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.7, except to the extent that the indemnifying party is actually and materially prejudiced by such failure to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; PROVIDED FURTHER, HOWEVER, that any indemnified party may, at its own expense, retain separate counsel to participate in, but not control, such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; PROVIDED, HOWEVER, that in no event shall the Company be required to pay fees and expenses under this Section 2.7 for more than one firm of attorneys representing the indemnified parties (together, if appropriate, with one firm of local counsel per jurisdiction) in any one legal action or group of related legal actions. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party.

           (d) CONTRIBUTION. If the indemnification provided for in this
       Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under Section 2.7(a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 2.7(a) or (b), the indemnified party and the indemnifying party under Section 2.7(a) or
       (b) shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any

                                     VII-9
       other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such prospective sellers from the offering of the securities covered by such registration statement, provided that, for purposes of this clause (ii), the relative benefits received by the prospective sellers shall be deemed not to exceed the amount of proceeds received by such prospective sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities
       Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such prospective sellers' obligations to contribute as provided in this Section 2.7(d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld.

           (e) OTHER INDEMNIFICATION. Indemnification and contribution similar to that specified in the preceding subdivisions of this Section 2.7 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

           (f) INDEMNIFICATION PAYMENTS. The indemnification and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

    3. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

    "AFFILIATE" of a specified Person means a Person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person or any immediate relative of such specified Person or any Person controlled by such immediate relative or any trust set up for such immediate relative's benefit.

    "COMMISSION" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

    "DISINTERESTED DIRECTOR" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any superseding Federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such superseding Federal statute.

    "HOLDER" or "HOLDERS" means any holder or holders of Registrable Securities that is a member of a Stockholder Group.

    "INITIATING HOLDER" is defined in Section 2.1(a).

    "PERSON" means any individual, firm, corporation, partnership, limited liability company or partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind and shall include any successor (by merger or otherwise) of such entity.

                                     VII-10

    "REGISTRABLE SECURITIES" means any Notes or any equity securities of the Company that are beneficially owned (within the meaning of Section 13d of the Exchange Act), or in respect of which rights exist but have not yet vested, at the Effective Time by or on behalf of any holder or any Affiliate thereof, and any securities of the Company issued or issuable with respect thereto by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by Rule 144 (or any successor provision) under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them (without volume or method of sale restrictions) shall not require registration of such distribution under the Securities Act or (d) they shall have ceased to be outstanding. All references to percentages of Registrable Securities shall be calculated pursuant to
Section 9. Shares of Company Common Stock beneficially owned by the TW Stockholders Group that are not permitted to be transferred outside the TW Stockholder Group pursuant to the terms of the Stock Vesting Agreement dated as of the date hereof between TW and the Company shall not constitute Registrable Securities so long as such contractual restrictions on transfer remain in effect and shall cease to be Registrable Securities in the event that such agreement requires such shares to be forfeited to the Company.

    "REGISTRATION EXPENSES" means all expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration and filing fees, all fees of the American Stock Exchange, other national securities exchanges or the National Association of Securities Dealers, Inc., all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "comfort" letters and legal opinions required by or incident to such performance and compliance, any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding any underwriting discounts or commissions with respect to the Registrable Securities) and the reasonable fees and expenses of one counsel to the Selling Holders (selected by Selling Holders representing at least a majority of the Registrable Securities covered by such registration); PROVIDED, HOWEVER, that in the event the Company shall determine, in accordance with Section 2.2(a) or Section 2.6, not to register any securities with respect to which it had given written notice of its intention to so register to holders of Registrable Securities, all of the costs of the type (and subject to any limitation to the extent) set forth in this definition and incurred by Requesting Holders in connection with such registration on or prior to the date the Company notifies the Requesting Holders of such determination shall be deemed Registration Expenses.

    "REQUESTING HOLDER" is defined in Section 2.2(a).

    "SECURITIES ACT" means the Securities Act of 1933, as amended, or any superseding Federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any such superseding Federal statute.

    "SELLING HOLDER" is defined in Section 2.1(a).

    "STOCKHOLDER GROUP" is defined in Section 2.1(g).

    "TW STOCKHOLDER GROUP" is defined in Section 2.1(g).

    4. RULE 144 AND RULE 144A. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act

                                     VII-11
within the limitation of the provisions of (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (b) Rule 144A under the Securities Act, as such Rule may be amended from time to time, or (c) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

    5. AMENDMENTS AND WAIVERS. This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of at least a majority of the Registrable Securities held by each Stockholder Group (consenting separately by Stockholder Group) affected by such amendment, action or omission to act. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 5, whether or not such Registrable Securities shall have been marked to indicate such consent.

    6. NOMINEES FOR BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

    7. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

        (a) if to any holder of Registrable Securities, at the address that such holder shall have furnished to the Company in writing in the manner set forth herein, or, until any such holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company; or

        (b) if to the Company, addressed to it in the manner set forth in the Merger Agreement, or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstanding in the manner set forth herein.

    All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by a courier, if delivered by overnight courier service; three business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

    8. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Company, its respective successors and permitted assigns and, with respect to TW, C LLC or any A Principal Stockholder, any holder of any Registrable Securities, subject to the provisions respecting the minimum amount of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein. Except by operation of law, this Agreement may not be assigned by the Company without the prior written consent of the holders of a majority of the outstanding Registrable Securities held by each Stockholder Group (consenting separately by Stockholder Group) at the time such consent is requested.

    9. CALCULATION OF PERCENTAGE INTERESTS IN REGISTRABLE SECURITIES. For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number or principal amount of Registrable Securities outstanding at the time such calculation is made.

                                     VII-12

    10. NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. Without limiting the generality of the foregoing, the Company will not hereafter enter into any agreement with respect to its securities which grants, or modify any existing agreement with respect to its securities to grant, to any Person in connection with any requested or incidental registration of such securities equal or higher priority to the rights granted to the holders under Section 2 of this Agreement.

    11. REMEDIES. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

    12. SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the holders shall be enforceable to the fullest extent permitted by law.

    13. ENTIRE AGREEMENT. This Agreement, together with the "ancillary agreements" referred to in the Merger Agreement to which the parties hereto are parties (including the exhibits and schedules thereto), is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and such other agreements (including the exhibits and schedules thereto) supersede all prior agreements and understandings among the parties with respect to such subject matter.

    14. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

    15. GOVERNING LAW JURISDICTION; WAIVER OF TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit or proceeding relating to this Agreement, the Merger Agreement and the other ancillary agreements or any transaction contemplated hereby or thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action, suit or proceeding related to or arising out of this Agreement, the Merger Agreement and the other ancillary agreements or any transaction contemplated hereby or thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, the Merger Agreement and the other ancillary agreements or any transaction contemplated hereby or thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

                                     VII-13

    16. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same instrument.

               [The remainder of this page intentionally left blank.]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.

                                                       ALOHA HOLDINGS, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       TURNWORKS, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       [       ], LLC

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       SMITH MANAGEMENT LLC

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       [A VOTING TRUST]

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title: Trustee

                                     VII-14

                                                                   APPENDIX VIII

                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                           AIP GENERAL PARTNER, INC.,

                                   AIP, INC.,

                        TURNWORKS ACQUISITION III, INC.,

                                      and

                                TURNWORKS, INC.

                         Dated as of December 19, 2001

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                     --------
ARTICLE I  THE MERGERS; DIRECTORS AND OFFICERS OF THE COMPANY......................   VIII-3
         SECTION 1.01  The Merger..................................................   VIII-3
         SECTION 1.02  Effective Time of the Merger; Closing.......................   VIII-3
         SECTION 1.03  Certificate of Incorporation and Bylaws.....................   VIII-3
         SECTION 1.04  Directors and Officers......................................   VIII-3

ARTICLE II  CONVERSION OF SECURITIES; ISSUANCE OF NEW SECURITIES; EXCHANGE OF
            CERTIFICATES...........................................................   VIII-4
         SECTION 2.01  Conversion of Securities; Issuance of New Securities........   VIII-4
         SECTION 2.02  Exchange of Certificates....................................   VIII-4
         SECTION 2.03  Stock Transfer Books........................................   VIII-7

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF C GP AND C INC......................   VIII-7
         SECTION 3.01  Organization and Qualification..............................   VIII-7
         SECTION 3.02  Certificate of Incorporation and Bylaws.....................   VIII-8
         SECTION 3.03  Capitalization..............................................   VIII-8
         SECTION 3.04  Authority Relative to this Agreement........................   VIII-8
         SECTION 3.05  No Conflict; Required Filings and Consents..................   VIII-9
         SECTION 3.06  Permits; Compliance.........................................   VIII-9
         SECTION 3.07  Absence of Litigation.......................................  VIII-10
         SECTION 3.08  Operations and Liabilities..................................  VIII-10
         SECTION 3.09  Taxes.......................................................  VIII-11
         SECTION 3.10  Takeover Laws...............................................  VIII-11
         SECTION 3.11  Brokers; Expenses...........................................  VIII-12
         SECTION 3.12  Restrictions on Transferability.............................  VIII-12

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF TW AND THE COMPANY...................
                                                                                     VIII-12
         SECTION 4.01  Organization and Qualification; Operations..................  VIII-12
         SECTION 4.02  Certificate of Incorporation and Bylaws.....................  VIII-12
         SECTION 4.03  Capitalization..............................................  VIII-12
         SECTION 4.04  Authority Relative to this Agreement........................  VIII-13
         SECTION 4.05  No Conflict; Required Filing and Consent....................  VIII-13
         SECTION 4.06  Absence of Litigation.......................................  VIII-13
         SECTION 4.07  Registration Statement and Prospectus.......................  VIII-14
         SECTION 4.08  Brokers.....................................................  VIII-14
         SECTION 4.09  Taxes.......................................................  VIII-14
         SECTION 4.10  No Operations or Liabilities................................  VIII-14

ARTICLE V  CONDUCT OF BUSINESS PENDING THE MERGER..................................  VIII-14
         SECTION 5.01  Conduct of Business by C GP, C Inc. and C Pending the
                       Merger......................................................  VIII-14
         SECTION 5.02  Conduct of Business by the Company Pending the Merger.......  VIII-15

ARTICLE VI  ADDITIONAL AGREEMENTS..................................................  VIII-15
         SECTION 6.01  Registration Statement; Trust Indenture Act Qualification...  VIII-15
         SECTION 6.02  Access to Information; Confidentiality......................  VIII-16
         SECTION 6.03  Further Action; Consents; Filings...........................  VIII-16
         SECTION 6.04  Notification Requirements...................................  VIII-17
         SECTION 6.05  Plan of Reorganization......................................  VIII-17
         SECTION 6.06  Public Announcements........................................  VIII-17

                                                                                       PAGE
                                                                                     --------
         SECTION 6.07  Conveyance Taxes............................................  VIII-18
         SECTION 6.08  Listing Application.........................................  VIII-18
         SECTION 6.09  Takeover Statute............................................  VIII-18

ARTICLE VII  CONDITIONS TO THE MERGER..............................................  VIII-18
         SECTION 7.01  Conditions to the Obligations of Each Party.................  VIII-18
         SECTION 7.02  Conditions to the Obligations of C GP and C Inc.............  VIII-19
         SECTION 7.03  Conditions to the Obligations of the Company................  VIII-19

ARTICLE VIII  TERMINATION, AMENDMENT AND WAIVER....................................  VIII-20
         SECTION 8.01  Termination.................................................  VIII-20
         SECTION 8.02  Effect of Termination.......................................  VIII-20
         SECTION 8.03  Amendment...................................................  VIII-21
         SECTION 8.04  Waiver......................................................  VIII-21
         SECTION 8.05  Expenses....................................................  VIII-21

ARTICLE IX  GENERAL PROVISIONS.....................................................  VIII-21
         SECTION 9.01  Non-Survival of Representations, Warranties and
                       Agreements..................................................  VIII-21
         SECTION 9.02  Notices.....................................................  VIII-21
         SECTION 9.03  Certain Definitions.........................................  VIII-22
         SECTION 9.04  Assignment; Binding Effect; Benefit.........................  VIII-23
         SECTION 9.05  Incorporation of Exhibits...................................  VIII-23
         SECTION 9.06  Specific Performance........................................  VIII-23
         SECTION 9.07  Governing Law; Jurisdiction; Waiver of Jury Trial...........  VIII-23
         SECTION 9.08  Headings....................................................  VIII-23
         SECTION 9.09  Counterparts................................................  VIII-23
         SECTION 9.10  Entire Agreement............................................  VIII-23
         SECTION 9.11  Mutual Drafting.............................................  VIII-24

Exhibit A  Form of Tax Certificate of the Company
Exhibit B  Form of Tax Certificate of CGP and C Inc.

                           GLOSSARY OF DEFINED TERMS

DEFINITION                                                    LOCATION OF DEFINED TERMS
----------                                                    -------------------------
A...........................................................  Recitals
A Corporate Merger..........................................  Recitals
A LLC Merger................................................  Recitals
A Merger....................................................  Recitals
A Principal Holders.........................................  Recitals
A/B Effective Time..........................................  Recitals
A/B Merger Agreement........................................  Recitals
A/B Mergers.................................................  Recitals
Advisory Agreements.........................................  Section4.08(a)
affiliate...................................................  Section9.03(a)
Agreement...................................................  Preamble
AMEX........................................................  Section3.05(b)
ancillary agreements........................................  Section9.03(b)
B...........................................................  Recitals
B Common Stock..............................................  Section3.03(c)
B LLC Merger................................................  Recitals
B Merger....................................................  Recitals
B Parent Merger.............................................  Recitals
B Rights Agreement..........................................  Section3.10(c)
B Series B Special Preferred Stock..........................  Recitals
Blue Sky Laws...............................................  Section3.05(b)
business day................................................  Section9.03(c)
C...........................................................  Recitals
C Contracts.................................................  Section3.08(b)
C GP........................................................  Preamble
C GP Cash Consideration.....................................  Section2.01(b)(i)
C GP Common Stock...........................................  Section2.01(b)(i)
C GP Exchange Ratio.........................................  Section2.01(b)(i)
C Inc.......................................................  Preamble
C Inc. Cash Consideration...................................  Section2.01(b)(ii)
C Inc. Class A Common Stock.................................  Section2.01(b)(ii)
C Inc. Class B Common Stock.................................  Section2.01(b)(ii)
C Inc. Common Stock.........................................  Section2.01(b)(ii)
C Inc. Exchange Ratio.......................................  Section2.01(b)(ii)
C LLC.......................................................  Recitals
C Partnership Agreement.....................................  Section3.01(b)
C Permits...................................................  Section3.06
C Voting Agreement..........................................  Recitals
Cash Consideration..........................................  Section2.01(b)(ii)
Certificates................................................  Section2.02(b)
Certificate of Merger.......................................  Section1.02(a)
Closing.....................................................  Section1.02(b)
Closing Date................................................  Section1.02(b)
Code........................................................  Recitals
Company.....................................................  Preamble
Company Common Stock........................................  Section2.01(b)(i)
Confidential Information....................................  Section6.02(a)

DEFINITION                                                    LOCATION OF DEFINED TERMS
----------                                                    -------------------------
Control.....................................................  Section9.03(d)
controlled by...............................................  Section9.03(d)
Converted Shares............................................  Section2.02(b)
DGCL........................................................  Recitals
DLLCA.......................................................  Recitals
DOT.........................................................  Section3.05(b)
Drop-Down Condition.........................................  Recitals
Effective Time..............................................  Section1.02(a)
Exchange Act................................................  Section3.05(b)
Exchange Agent..............................................  Section2.02(a)
Exchange Agent Agreement....................................  Section2.02(a)
Expense Payment Agreement...................................  Section8.05
FAA.........................................................  Section3.01(a)
FCC.........................................................  Section3.05(b)
Federal Aviation Act........................................  Section3.01(a)
Fractional Amounts..........................................  Section2.02(f)
Governmental Authority......................................  Section3.05(b)
HBCA........................................................  Recitals
HSR Act.....................................................  Section3.05(b)
Indenture...................................................  Section2.01(b)(i)
knowledge...................................................  Section9.03(e)
known.......................................................  Section9.03(e)
Law.........................................................  Section3.05(a)
Liens.......................................................  Section3.01(b)
Merger......................................................  Recitals
Minimum Denomination........................................  Section2.02(f)
MMC.........................................................  Section4.08(a)
MMC Advisory Agreement......................................  Section4.08
Newco A Corporation.........................................  Recitals
Newco A LLC.................................................  Recitals
Newco A Sub.................................................  Recitals
Newco B LLC.................................................  Recitals
Notes.......................................................  Section2.01(b)(i)
Order.......................................................  Section6.03(b)
Person......................................................  Section3.09
person......................................................  Section9.03(f)
Prospectus..................................................  Section6.01(a)
PSE.........................................................  Section3.05(b)
Registration Statement......................................  Section6.01(a)
Representatives.............................................  Section6.02(a)
SEC.........................................................  Section6.01(a)
Securities Act..............................................  Section3.05(b)
Share.......................................................  Section2.02(b)
SMC.........................................................  Section4.08(a)
SMC/Adams Advisory Agreement................................  Section4.08(a)
Stockholders Agreements.....................................  Recitals
subsidiaries................................................  Section9.03(g)
subsidiary..................................................  Section9.03(g)
Surviving Corporation.......................................  Section1.01
Tax.........................................................  Section3.09

DEFINITION                                                    LOCATION OF DEFINED TERMS
----------                                                    -------------------------
Taxable.....................................................  Section3.09
Taxes.......................................................  Section3.09
Taxing Authority............................................  Section3.09
Tax Return(s)...............................................  Section3.09
Terminating C Breach........................................  Section8.01(d)
Terminating Company Breach..................................  Section8.01(c)
Trust Indenture Act.........................................  Section3.05(b)
TW..........................................................  Preamble
TW Advisory Agreement.......................................  Section4.08(a)
under common control with...................................  Section9.03(d)
U.S. GAAP...................................................  Section3.09
WARN........................................................  Section3.05(b)

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of December 19, 2001 (this "AGREEMENT"), among AIP General Partner, Inc., a Delaware corporation ("C GP"), AIP, Inc., a Delaware corporation ("C INC."), TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware corporation (the "COMPANY"), and TurnWorks, Inc., the sole stockholder of the Company and a Texas corporation ("TW").

                              W I T N E S S E T H:

    WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof, among Aloha Airgroup, Inc., a Hawaii corporation ("A"), Hawaiian Airlines, Inc., a Hawaii corporation ("B"), the Company and TW (the "A/B MERGER AGREEMENT"), immediately after the Effective Time (as defined below) and at the effective time of the A/B Mergers (as defined below) (the "A/B EFFECTIVE TIME"), on the terms and subject to the conditions in the A/B Merger Agreement, INTER ALIA, (a) (i) A will, in accordance with the Hawaii Business Corporation Act, as amended (the "HBCA"), and the Delaware General Corporation Law, as amended (the "DGCL"), merge with and into a wholly-owned subsidiary of the Company to be organized as a single-member Delaware limited liability company ("NEWCO A LLC"), with Newco A LLC as the surviving entity (the "A LLC MERGER") or (ii) if, immediately prior to the Effective Time, (y) the A LLC Merger or the B LLC Merger (as defined below) would not be permitted by applicable Law (as defined below) or (z) if any of the conditions to Closing (as defined below) in
Article VIII of the A/B Merger Agreement would not be satisfied or waived if the A LLC Merger or the B LLC Merger were to be effected but would be satisfied or waived if the A Corporation Merger (as defined below) and the B Parent Merger (as defined below) were to be effected (each such condition, a "DROP-DOWN CONDITION"), A will, in accordance with the HBCA, and the Delaware General Corporation Law, as amended, merge with and into a wholly-owned subsidiary of the Company to be organized as a Delaware corporation ("NEWCO A CORPORATION," it being understood that references herein to "NEWCO A SUB" shall be deemed to refer to Newco A LLC (or, if any Drop-Down Condition is satisfied, Newco A Corporation)), with Newco A Corporation as the surviving corporation (the "A CORPORATION MERGER," it being understood that references herein to the "A MERGER" shall be deemed to refer to the A LLC Merger (or, if any Drop-Down Condition is satisfied, the A Corporation Merger)); (b) (i) B will, in accordance with the HBCA and the Delaware Limited Liability Company Act (the "DLLCA"), merge with and into a wholly-owned subsidiary of the Company to be organized as a single-member Delaware limited liability company ("NEWCO B LLC"), with Newco B LLC as the surviving entity (the "B LLC MERGER") or (ii) if any Drop-Down Condition is satisfied, B will, in accordance with the HBCA and the DGCL, merge with and into the Company, with the Company as the surviving corporation (the "B PARENT MERGER" it being understood that references herein to the "B MERGER" shall refer to the B LLC Merger (or, if any Drop-Down Condition is satisfied, the B Parent Merger), and references herein to the "A/B MERGERS" shall refer collectively to the A Merger and the B Merger, but not the C Merger); (c) the stockholders of A will have their shares converted into the right to receive shares of capital stock of the Company; and (d) the stockholders of B (other than the Company) will have their shares converted into the right to receive shares of capital stock of the Company and Notes (as defined below);

    WHEREAS, Airline Investors Partnership, L.P., a Delaware limited partnership ("C"), beneficially owns shares of capital stock of B representing at least 53% of the issued and outstanding capital stock of B, and has entered into a Voting Agreement for the benefit of A and the Company (the "C VOTING AGREEMENT") pursuant to which C has committed, INTER ALIA, on the terms set forth in the C Voting Agreement, to vote its shares of capital stock of B in favor of the adoption and approval of the A/B Agreement and the ancillary agreements (as defined below) and the transactions contemplated hereby and thereby;

                                     VIII-1

    WHEREAS, C GP is the sole general partner, and C Inc. is the sole limited partner, of C;

    WHEREAS, the respective Boards of Directors of each of C GP, C Inc., the Company and TW have each approved and adopted this Agreement and the transactions contemplated by this Agreement in each case after making a determination that this Agreement and such transactions are advisable and fair to, and in the best interests of, such company and its stockholders;

    WHEREAS, TW, as sole stockholder of the Company, and the stockholders of each of C GP and C Inc., have approved and adopted this Agreement and the transactions contemplated by this Agreement;

    WHEREAS, (a) immediately prior to the Effective Time, (i) the stockholders of each of C GP and C Inc. will form a Delaware limited liability company ("C LLC") and will contribute all of the outstanding shares of capital stock of C GP and C Inc., respectively, to C LLC in exchange for interests therein, and
(ii) C will transfer its shares of Series B Special Preferred Stock, par value $.01 per share, of B (the "B SERIES B SPECIAL PREFERRED STOCK") to John W. Adams for an aggregate purchase price of $4.00, and (b) at the Effective Time,
(i) each of C GP and C Inc. will, in accordance with the DGCL, merge with and into the Company, with the Company as the surviving corporation in each such merger (such mergers, collectively, the "MERGER"), (ii) C LLC will have its shares of capital stock of C GP and C Inc. converted into the right to receive shares of capital stock of the Company, Notes and $10,000,000 in cash in the aggregate, and (iii) C will cease to exist;

    WHEREAS, for federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and (ii) C LLC will recognize no gain or loss for federal income tax purposes on the receipt of shares as a result of the consummation of the Merger (except with respect to any cash or Notes received);

    WHEREAS, a voting trust to be formed (which will hold the shares of capital stock of A held by the A Principal Stockholders and by certain related parties (the "A VOTING TRUST")), C LLC, TW and the Company will enter into a Stockholders Agreement (the "STOCKHOLDERS AGREEMENT") in the form attached to the A/B Merger Agreement as EXHIBIT A and as a condition to the Closing, setting forth, INTER ALIA, certain governance and other arrangements among such holders and the Company, including with respect to the issuance of special preferred stock of the Company;

    WHEREAS, the A Voting Trust, C LLC, Smith Management LLC ("SMC"), which is an affiliate of C, TW and the Company will enter into a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT") in the form attached to the A/B Merger Agreement as EXHIBIT B and as a condition to the Closing; and

    WHEREAS, certain principal stockholders of A (the "A PRINCIPAL HOLDERS"), C LLC, Smith Management LLC ("SMC"), which is an affiliate of C, TW and the Company will enter into a Stockholders Agreement and a Registration Rights Agreement (collectively, the "STOCKHOLDERS AGREEMENTS"), in the forms attached to the A/B Merger Agreement as EXHIBIT A and EXHIBIT B, respectively, and as a condition to the closing of the A/B Mergers, setting forth, INTER ALIA, certain governance and other arrangements among such holders and the Company, including with respect to the issuance of special preferred stock of the Company, which shall become effective at the A/B Effective Time.

                                     VIII-2

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, C GP, C Inc., the Company and TW hereby agree as follows:

                                   ARTICLE I
               THE MERGERS; DIRECTORS AND OFFICERS OF THE COMPANY

    SECTION 1.01 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, each of C GP and C Inc. shall be merged with and into the Company. The Company shall be the surviving corporation (the "SURVIVING CORPORATION") in the Merger and shall continue its corporate existence under the DGCL, and the separate corporate existence of each of C GP and C Inc. shall cease. The effects and the consequences of the Merger shall be as set forth in this Agreement and the DGCL.

    SECTION 1.02 EFFECTIVE TIME OF THE MERGER; CLOSING. (a) Subject to the conditions of this Agreement, the parties shall cause the Merger to be consummated by filing a certificate of merger (the "CERTIFICATE OF MERGER") with respect to the Merger complying with Section 251(c) of the DGCL with the Secretary of State of the State of Delaware on the Closing Date (as defined below). The Merger shall become effective upon such filing or at such time thereafter as the parties shall agree and as shall be provided in the Certificate of Merger (the "EFFECTIVE TIME"); PROVIDED, that such Effective Time shall be prior to, but on the same day as, the A/B Effective Time.

    (b) Subject to the terms and conditions of this Agreement, the closing of the Merger and all related transactions contemplated by this Agreement and the ancillary agreements (the "CLOSING") shall take place at the offices of Cleary, Gottlieb, Steen & Hamilton in New York, New York at 10:00 A.M., local time, as promptly as practicable (and in any event within three business days) after the last of the conditions set forth in Article VII hereof is fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and date and place as the parties shall mutually agree. The date on which the Closing occurs is referred to herein as the "CLOSING DATE".

    (c) The Merger shall have the effects set forth in the DGCL, including without limitation, Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of C GP and C Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of C GP and C Inc. shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    (d) A Certificate of Cancellation of C shall be filed with the Secretary of State of the State of Delaware immediately after the Effective Time to evidence the dissolution of C in the public record.

    SECTION 1.03 CERTIFICATE OF INCORPORATION AND BYLAWS. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Company shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended either (a) as provided therein or by the DGCL, in the case of such Certificate of Incorporation, or (b) as provided therein, by the Certificate of Incorporation or by the DGCL, in the case of such Bylaws.

    SECTION 1.04 DIRECTORS AND OFFICERS. At the Effective Time, the directors and officers of the Company shall be the directors and officers of the Surviving Corporation, and each such director and officer shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, until his or her death, resignation or removal or until his or her successor is duly elected or appointed and qualified.

                                     VIII-3

                                   ARTICLE II
       CONVERSION OF SECURITIES; ISSUANCE OF NEW SECURITIES; EXCHANGE OF
                                  CERTIFICATES

    SECTION 2.01  CONVERSION OF SECURITIES; ISSUANCE OF NEW
SECURITIES. (a) Prior to the Effective Time, each of C GP and C Inc. shall form C LLC pursuant to and in accordance with the DLLCA, by filing a Certificate of Formation with the Secretary of State of the State of Delaware, and cause each of its stockholders to contribute all of the outstanding shares of capital stock of C GP and C Inc., respectively, to C LLC in exchange for limited liability company interests therein. The limited liability company agreement of C LLC shall provide, INTER ALIA, that (a) John W. Adams (or his successor, who shall be a "citizen of the United States," as defined below) shall be the sole managing member of C LLC and shall have sole voting power with respect to any shares of capital stock or other securities of any person held by C LLC, (b) at least two-thirds of the board of managers and officers of C LLC shall at all times be comprised of "citizens of the United States" (as defined in the Federal Aviation Act (as defined below)) and (c) any members of C LLC who are not such "citizens of the United States" shall irrevocably delegate all voting power over C LLC to John W. Adams (or his successor who shall be a "citizen of the United States," as defined below).

    (b) At the Effective Time, by virtue of the Merger without any action on the part of any holder of any capital stock of C GP, C Inc. or the Company:

        (i) each share of Common Stock, par value $.01 per share, of C GP ("C GP COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive (A) 363.636 validly issued, fully paid and nonassessable shares of Common Stock, par value $.0001 per share, of the Company (the "COMPANY COMMON STOCK")(the "C GP EXCHANGE RATIO"), (B) subject to Section 2.02(f), $727.272 principal amount of the same issue of Notes due 2008 of the Company (the "NOTES"), which are to be issued under the indenture referred to in A/B Merger Agreement (the "INDENTURE") and (C) a cash payment (the "C GP CASH CONSIDERATION") equal to the quotient of $200,000 divided by the number of such shares of C GP Common Stock;

        (ii) each share of Class A Common Stock, par value $.01 per share, of C Inc. (the "C INC. CLASS A COMMON STOCK") and each share of Class B Common Stock, par value $.01 per share, of C Inc. (the "C INC. CLASS B COMMON STOCK" and, collectively with the C Inc. Class A Common Stock, the "C INC. COMMON STOCK"), issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive (A) 17,818.182 validly issued, fully paid and nonassessable shares of Company Common Stock (the
    "C INC. EXCHANGE RATIO"), (B) subject to Section 2.02(f), $35,636.364 principal amount of Notes and (C) a cash payment (the "C INC. CASH CONSIDERATION" and, collectively with the C GP Cash Consideration, the "CASH CONSIDERATION") equal to the quotient of $9,800,000 divided by the number of such shares of C Inc. Common Stock; and

        (iii) each share of common stock of the Company issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged as validly issued, fully paid and nonassessable securities of the Surviving Corporation.

    SECTION 2.02 EXCHANGE OF CERTIFICATES. (a) EXCHANGE AGENT. As soon as practicable after the Effective Time, the Company shall deposit with such bank or trust company mutually agreeable to the Company, C GP and C Inc. (the "EXCHANGE AGENT"), certificates evidencing a sufficient number of shares of Company Common Stock issuable pursuant to Section 2.01 and (ii) a sufficient number of Notes with sufficient principal amounts issuable pursuant to
Section 2.01, all pursuant to an agreement to be entered into prior to the Effective Time between the Company and the Exchange Agent (the "EXCHANGE AGENT AGREEMENT").

                                     VIII-4

    (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Company shall cause the Exchange Agent to deliver to each holder of a certificate or certificates (the "CERTIFICATES") that immediately prior to the Effective Time evidenced outstanding shares of capital stock of C GP and C Inc. (each, a "SHARE"), including, without limitation, C GP Common Stock, C Inc. Class A Common Stock and C Inc. Class B Common Stock, that were converted (the "CONVERTED SHARES") into the right to receive shares of Company Common Stock, Notes and Cash Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Company Common Stock, Notes and Cash Consideration. Upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by the Company), together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive in exchange therefor
(A) one or more shares of Company Common Stock (which shall be in a physical certificate) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01 after taking into account, in the case of holders of Certificates that immediately prior to the Effective Time evidenced outstanding shares of C GP Common Stock, all shares of C GP Common Stock then held by such holder, and in the case of holders of Certificates that immediately prior to the Effective Time evidenced outstanding shares of C Inc. Common Stock, all shares of C Inc. Common Stock then held by such holder,) (B) subject to Section 2.02(f), one or more Notes (which shall be in a physical note) with an aggregate principal amount equal to the amount that such holder is entitled to receive pursuant to Section 2.01, and (C) a check (or wire transfer of funds to an account designated by such holder) in the amount equal to the cash (which shall under no circumstances include any interest) that such holder has the right to receive pursuant to the provisions of this
Article II in respect of Cash Consideration, dividends and other distributions pursuant to Section 2.02(c), cash in lieu of Fractional Amounts pursuant to
Section 2.02(f) and interest and other amounts payable on the Notes pursuant to their terms. Each Certificate surrendered pursuant to the previous sentence shall forthwith be canceled. No interest shall accrue or be payable under this
Section 2.02 except that interest shall accrue and be payable with respect to the Notes only to the extent that the Notes, by their terms, specifically provide for the accrual and payment of interest. No interest or other amount payable after the Effective Time with respect to the Notes shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive shares of Company Common Stock, Notes and cash (each to the extent applicable), and until such surrender or exchange, no such shares of Company Common Stock, Notes or cash shall be delivered to the holder of such outstanding Certificate in respect thereof. In the event of a transfer of ownership of Converted Shares that is not registered in the transfer records of C GP or C Inc., as the case may be, a certificate evidencing the proper number of shares of Company Common Stock, together with any dividends or other distributions to which the holder of such Converted Shares is entitled pursuant to Section 2.02(c), Notes with the proper principal amount, together with any cash in lieu of Fractional Amounts to which such holder is entitled pursuant to Section 2.02(f) and any interest or other amounts payable to which such holder is entitled by their terms, and the Cash Consideration may be issued to a transferee if the Certificate evidencing such Converted Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES OF COMPANY COMMON STOCK. No dividends or other distributions declared or made after the Effective Time with respect to shares of Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock evidenced thereby,

                                     VIII-5
until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined below), following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing shares of Company Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Company Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Company Common Stock.

    (d) NO FURTHER RIGHTS IN CONVERTED SHARES. All shares of Company Common Stock, Notes and Cash Consideration issued and paid in exchange for Converted Shares in accordance with the terms hereof (including any amounts paid pursuant to Section 2.02(c) or 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Converted Shares.

    (e) NO FRACTIONAL SHARES. No certificates or scrip evidencing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Company. Any fractional share interest of Company Common Stock shall be rounded up to the nearest whole share.

    (f) NOTE DENOMINATIONS. Notwithstanding any other provision of this Agreement, Notes shall be issued only in denominations of $2.00 (or, if $2.00 denominations are not commercially reasonable or otherwise practicable, the lowest commercially reasonable and practicable denomination above $2.00) ($2.00 or, if applicable, such higher minimum denomination, the "MINIMUM DENOMINATION") and integral multiples of the Minimum Denomination. Former holders of Shares who are otherwise entitled to receive Notes under this Article II will not be entitled to receive Notes in principal amounts less than the Minimum Denomination, or in principal amounts in excess of the Minimum Denomination (or an integral multiple of the Minimum Denomination) but less than the next highest integral multiple ("FRACTIONAL AMOUNTS") but, instead, will be entitled to receive promptly from the Exchange Agent a cash payment (without any interest) in lieu of Fractional Amounts representing each such former holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of such former holders of the aggregate Fractional Amounts pursuant to the terms of the Exchange Agent Agreement. Such sale shall be made within ten days after the Effective Time. Such cash payments will be made to each such former holder only upon proper surrender of such former holder's Certificates, together with a properly completed and duly executed transmittal form and any other required documents.

    (g) TERMINATION OF EXCHANGE AGENT. Any certificates representing shares of Company Common Stock deposited with the Exchange Agent pursuant to
Section 2.02(a) and not exchanged within one year after the Effective Time pursuant to this Section 2.02 shall be returned by the Exchange Agent to the Company, which shall thereafter act as Exchange Agent. All funds and Notes, if any, held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to the Company, after which time any holder of unsurrendered Certificates shall look as a general creditor only to the Company for payment of such funds or delivery of such Notes to which such holder may be due, subject to applicable Law. All Notes so returned shall be cancelled by the Company pursuant to the Indenture, without prejudice to any rights of any holder of unsurrendered certificates.

    (h) NO LIABILITY. The Company shall not be liable to any holder of Shares for any such shares of Company Common Stock (or dividends or distributions with respect thereto), Notes or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

    (i) WITHHOLDING RIGHTS. The Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, such amounts as

                                     VIII-6
it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Company.

    (j) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such person of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Company Common Stock, together with any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c), Notes, together with cash in lieu of Fractional Amounts and interest and other amounts payable in respect of the Notes pursuant to their terms, and the Cash Consideration deliverable in respect thereof pursuant to this Agreement.

    SECTION 2.03 STOCK TRANSFER BOOKS. From and after the Effective Time, the stock transfer books of C GP and C Inc. shall be closed and there shall be no further registration of transfers of shares of capital stock of C GP or C Inc. thereafter on the records of C GP or C Inc., as the case may be. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Company for any reason shall be converted into shares of Company Common Stock, together with any dividends or other distributions payable to which the holders thereof are entitled pursuant to Section 2.02(c), Notes, together with cash in lieu of Fractional Amounts and interest and other amounts payable in respect of the Notes pursuant to their terms, and the Cash Consideration.

                                  ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF C GP AND C INC.

    C GP and C Inc. hereby jointly and severally represent and warrant to the Company and TW that:

    SECTION 3.01 ORGANIZATION AND QUALIFICATION. (a) Each of C GP and C Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of C GP and C Inc. is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby. Each of C GP and C Inc. is, and (when formed) C LLC will be, a "citizen of the United States" as defined in the Federal Aviation Act of 1958, as amended, together with the aviation regulations of the Federal Aviation Administration (the "FAA"), as the same may be in effect from time to time (the "FEDERAL AVIATION ACT").

    (b) Neither C GP nor C Inc. or C beneficially owns directly or indirectly and, except as expressly contemplated by this Agreement, has agreed to purchase or otherwise acquire, any of the capital stock of or other equity interest in, or any interest convertible into or exchangeable or exercisable for, any of the capital stock or any other equity interest in any corporation, partnership, joint venture or other business association or entity other than C and B. Except as expressly contemplated by the certificate of incorporation and bylaws of C GP and C Inc., the Agreement of Limited Partnership of C, dated as of January 19, 1996, as amended (the "C PARTNERSHIP AGREEMENT"), or this Agreement, (i) there are no outstanding contractual obligations of C, C GP or C Inc. to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person and (ii) all the partnership interests in C are owned directly by C GP and C Inc., free and clear of all pledges, claims, liens,

                                     VIII-7
charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "LIENS"), including, without limitation, in respect of restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

    SECTION 3.02  CERTIFICATE OF INCORPORATION AND BYLAWS.  Each of C GP and
C Inc. has heretofore made available to the Company a complete and correct copy of the Certificate of Incorporation and the Bylaws of each of C GP, C Inc. and the C Partnership Agreement. The Certificate of Incorporation and Bylaws of each of C GP and C Inc. and the C Partnership Agreement are each in full force and effect. None of C GP and C Inc. is in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

    SECTION 3.03 CAPITALIZATION. (a) The authorized capital stock of C GP consists of 1,000 shares of C GP Common Stock. As of the close of business on December 18, 2001, 1,000 shares of C GP Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable. Except as otherwise contemplated by this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of C GP or obligating C GP to issue, vote or sell any shares of capital stock of, or other equity interests in, C GP. Except as otherwise contemplated by this Agreement, there are no outstanding contractual obligations of C GP to repurchase, redeem or otherwise acquire any shares of capital stock of C GP.

    (b) The authorized capital stock of C Inc. consists of 100 shares of C Inc. Class A Common Stock and 900 shares of C Inc. Class B Common Stock. As of the close of business on December 18, 2001, 100 shares of C Inc. Class A Common Stock and 900 shares of C Inc. Class B Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable. Except as otherwise contemplated by this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of C Inc. or obligating C Inc. to issue, vote or sell any shares of capital stock of, or other equity interests in, C Inc. Except as otherwise contemplated by this Agreement, there are no outstanding contractual obligations of C Inc. to repurchase, redeem or otherwise acquire any shares of capital stock of C Inc.

    (c) C is the sole record owner of 18,181,818 shares of Common Stock, par value $.01 per share, of B (the "B COMMON STOCK") and four shares of Series B Special Preferred Stock, and such shares constitute all of the capital stock of B beneficially owned by C. C has good title to and legal and beneficial ownership of (which may include holding in nominee or "street" name) all of such shares, free and clear of all Liens, claims, options, proxies, voting agreements and security interests (other than as created by this Agreement, the ancillary agreements, the C Contracts (as defined below) and the restrictions on Transfer under applicable Laws). Except for C GP and C Inc., there are no partners of C.

    SECTION 3.04  AUTHORITY RELATIVE TO THIS AGREEMENT.  Each of C GP and
C Inc. has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of C GP and C Inc. and the consummation by each of C GP and C Inc. of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of each of C GP and C Inc. are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger only, the filing of any Certificate of Merger as required by the DGCL). This Agreement has been (or at closing will be) duly and validly executed and delivered by each of C GP and C Inc. and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of C GP and C Inc., enforceable against each of C GP and C Inc. in accordance with its terms.

                                     VIII-8

    SECTION 3.05 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by each of C GP and C Inc. do not, and the performance of this Agreement by each of C GP and C Inc. and the consummation by each of C GP and C Inc. of the transactions contemplated hereby will not,
(i) conflict with or violate its Certificate of Incorporation, Bylaws or the C Partnership Agreement, (ii) assuming that all consents, approvals, authorizations, notifications and other actions identified in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made or complied with, conflict with or violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, order, judgment or decree ("LAW") applicable to C GP, C Inc. or C or by which any property or asset of C GP, C Inc. or C is bound or affected, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of C GP, C Inc. or C pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors. When consummated, the transfer of the shares of B Series B Special Preferred Stock by B to John W. Adams as contemplated herein will not cause such shares to be converted into B Common Stock and John W. Adams will hold such shares free and clear of all Liens, claims, options, proxies, voting agreements and security interests (other than as created by this Agreement, the ancillary agreements, the C Contracts (as defined below) and the restrictions on Transfer under applicable Laws).

    (b) The execution and delivery of this Agreement by each of C GP and C Inc. do not, and the performance of this Agreement by C GP and C Inc. and the consummation by C GP and C Inc. of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency or commission ("GOVERNMENTAL AUTHORITY"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "SECURITIES ACT"), Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT"), state securities or "blue sky" laws ("BLUE SKY LAWS"), the American Stock Exchange ("AMEX"), the Pacific Stock Exchange ("PSE"), state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), the notice requirements of the Federal Communications Commission (the "FCC"), the FAA and the Department of Transportation (the "DOT"), the Worker Adjustment and Retiring Notification Act or any similar state law (collectively, "WARN"), the notice requirements of the Hawaii Dislocated Workers Act, and the filing of any Certificate of Merger as required by the DGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a material adverse effect on the ability of C GP and C Inc. to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby or impair in any respect the ownership of B Common Stock by C or its successors.

    SECTION 3.06 PERMITS; COMPLIANCE. Each of C GP, C Inc. and C possesses all certificates, licenses, permits, authorizations and approvals of Governmental Authorities necessary to own, lease and operate its properties and to conduct the business that each of C GP, C Inc. and C is conducting (collectively, the "C PERMITS"), except where the failure to possess such C Permits would not, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions

                                     VIII-9
contemplated hereby. No suspension or cancellation of any of the C Permits is pending or, to the actual knowledge of either C GP, C Inc. or C, threatened, except where the failure to have, or the suspension or cancellation of, any of the C Permits would not, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors. Neither C GP nor C Inc. or C is in conflict with, or in default or violation of (a) any Law applicable to it or by which any property or asset of it is bound or affected, (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any property or asset of it is bound or affected or (c) any C Permits, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors.

    SECTION 3.07 ABSENCE OF LITIGATION. There is no litigation, suit, claim, action or proceeding pending or, to the knowledge of either C GP, C Inc. or C, threatened in writing against either C GP, C Inc. or C, or any property or asset of either C GP, C Inc. or C, before any court, arbitrator or Governmental Authority, domestic or foreign, (i) seeking relief which, if ordered, would, individually or in the aggregate, have a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors or (ii) as of the date hereof, seeking relief which, if ordered, would delay or prevent the consummation of any transaction contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors. Neither C GP, C Inc. or C nor any property or asset of C GP, C Inc. or C is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of either C GP, C Inc. or C, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority or arbitrator having, individually or in the aggregate, a material adverse effect on the ability of C GP or C Inc. to perform its obligations hereunder or materially impair or delay the consummation of the transactions contemplated hereby or impair in any respect the ownership of B Common Stock by C or its successors.

    SECTION 3.08 OPERATIONS AND LIABILITIES. (a) Each of C GP and C Inc. has engaged in no other business activities, has conducted no other operations and have no assets, properties or rights and no known liabilities or obligations (whether accrued, absolute, contingent or otherwise) other than (i) acting as the general partner and the limited partner, respectively, of, and holding general partnership and limited partnership interests, respectively, in, C,
(ii) arising out of or in connection with the activities of C or its representatives on the Board of Directors of B in the business and affairs of B and (iii) as expressly contemplated by this Agreement.

    (b) C has engaged in no other business activities, has conducted no other operations and has no assets, properties or rights and no known liabilities or obligations (whether accrued, absolute, contingent or otherwise) other than
(i) holding 18,181,818 shares of B Common Stock and four shares of B Series B Special Preferred Stock, (ii) conducting the business and affairs of B directly or indirectly through its representatives on the Board of Directors of B,
(iii) arising out of or in connection with (1) the Certificate of Incorporation of B, (2) Bylaws of B, (3) that certain Stockholders Agreement, dated as of January 31, 1996, by and among B, C, the Air Line Pilots Association--Hawaiian Master Executive Council, the Association of Flight Attendants and the International Association of Machinists, (4) that certain Registration Rights Agreement, dated as of January 31, 1996, between B and C, (5) the C Partnership Agreement and (6) the C Voting Agreement ((1)-(6) collectively, the "C CONTRACTS"), (iv) arising out of or in connection with the activities of C or its representatives on the

                                    VIII-10

Board of Directors of B in the business and affairs of B and (v) as expressly contemplated by this Agreement and the ancillary agreements. To the knowledge of C GP and C Inc., there is no default under any of the C Contracts, and each of the C Contracts is in full force and effect.

    SECTION 3.09 TAXES. Each of C GP, C Inc. and C (i) has prepared and timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (ii) has paid all Taxes required to be shown to be due on such Tax Returns; (iii) is not a party to any Tax sharing agreement or arrangement;
(iv) has withheld or collected and paid over to the appropriate Taxing Authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected, including but not limited to all employment and payroll Taxes; and (v) as of the date hereof, has neither extended nor waived any applicable statute of limitations with respect to Taxes and has not otherwise agreed to any extension of time with respect to Tax assessment or deficiency. No material deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against C GP, C Inc. or C that are not adequately reserved for in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). There are no Liens for Taxes upon the assets of C GP, C Inc. or C except for Taxes that are not yet due and payable. As used in this Agreement, (i) the term "TAX" (including, with correlative meaning, the terms "TAXES" and "TAXABLE") means, with respect to any Person (as defined below),
(a) all taxes, domestic or non-U.S., including without limitation any income (net, gross or other, including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty, value added or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amounts imposed by any Taxing Authority, (b) any joint or several liability of such Person with any other Person for the payment of any amounts of the type described in (a) of this definition, and (c) any liability of such Person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person; (ii) the term "TAX RETURN(S)" means all returns, consolidated or otherwise, report or statement (including without limitation informational returns), required to be filed with any Taxing Authority; (iii) the term "TAXING AUTHORITY" means any authority of competent jurisdiction responsible for the imposition of any Tax; and (iv) the term "PERSON" means any corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity of any kind or nature.

    SECTION 3.10  TAKEOVER LAWS.

    (a) No "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover laws and regulations of any jurisdiction (including Section 203 of the DGCL) apply to this Agreement.

    (b) The Board of Directors of B, acting on the unanimous recommendation of the Special Committee has, on December 18, 2001, resolved to elect, to the extent permitted by Law, not to be subject to any "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover laws and regulations of any jurisdiction (including, Section 415-171 and Section 415-172 and Chapter 417E of the HBCA) that may purport to be applicable to this Agreement.

    (c) The Board of Directors of B has taken all necessary action under the Rights Agreement, dated December 23, 1994, by and between B and ChaseMellon Shareholder Services LLC, as successor to Chemical Trust Company of California, as such agreement has been amended, restated, modified and supplemented from time to time (the "B RIGHTS AGREEMENT") (including any amendment thereof) so that (A) none of the execution, delivery or performance of this Agreement or the consummation of any of

                                    VIII-11
the transactions contemplated hereby will cause (1) the rights issued pursuant to the B Rights Agreement to become exercisable, (2) a Distribution Date to occur, (3) Share Acquisition Date to occur, (4) a Section 11(a)(ii) Event to occur or (5) a Section 13(a) Event to occur. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will be exempt from the B Rights Agreement. B has furnished the other parties to this Agreement with a true and correct copy of the resolutions of the Board of Directors of B that has the effects specified in the preceding sentence.

    SECTION 3.11 BROKERS; EXPENSES. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of C GP, C Inc. or C.

    SECTION 3.12 RESTRICTIONS ON TRANSFERABILITY. Each of C GP and C Inc. understand and agree that the Company Common Stock and the Notes to be received in connection with the C Merger may not be sold unless they are subsequently registered under the Securities Act and such other securities laws or an exemption from registration under the Securities Act and such other securities laws covering the sale of the Company Common Stock and the Notes to be received in connection with the C Merger is available.

                                   ARTICLE IV
              REPRESENTATIONS AND WARRANTIES OF TW AND THE COMPANY

    TW and the Company, jointly and severally, hereby represent and warrant to each of C GP and C Inc. that:

    SECTION 4.01 ORGANIZATION AND QUALIFICATION; OPERATIONS. Each of TW and the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has engaged in no other business activities, have conducted no other operations and have no assets, properties or rights and no liabilities or obligations (whether accrued, absolute, contingent, known or unknown or otherwise) other than as expressly contemplated by this Agreement and the ancillary agreements. Except for the New Company Subsidiaries, each of which is a direct, wholly-owned subsidiary of the Company, neither the Company nor any subsidiary of the Company beneficially owns directly or indirectly and, except as expressly contemplated by this Agreement or the ancillary agreements, has agreed to purchase or otherwise acquire, any of the capital stock of or other equity interest in, or any interest convertible into or exchangeable or exercisable for, any of the capital stock or any other equity interest in any corporation, partnership, joint venture or other business association or entity. Except as expressly contemplated by this Agreement or the ancillary agreements and except for investments in the New Company Subsidiaries not to exceed $4,000 in the aggregate, there are no outstanding contractual obligations of the Company or any subsidiary of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Each of TW and the Company is a "citizen of the United States" as defined in the Federal Aviation Act.

    SECTION 4.02 CERTIFICATE OF INCORPORATION AND BYLAWS. The Company heretofore has made available to C GP and C Inc. a complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company. The Certificate of Incorporation and Bylaws of the Company are each in full force and effect. None of TW or the Company is in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

    SECTION 4.03 CAPITALIZATION. The authorized capital stock of the Company consists of 87,301,151 shares of Company Common Stock, par value $.0001 per share, of the Company. Until immediately before the Effective Time, 13,968,184 shares of Company Common Stock will be the only issued and outstanding shares of capital stock of the Company and will be held exclusively by TW or its

                                    VIII-12
permitted assign. Except as otherwise contemplated by this Agreement and the ancillary agreements, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, vote or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. Except as otherwise contemplated by this Agreement and the ancillary agreements, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries.

    SECTION 4.04 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of TW and the Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the ancillary agreements to which it is a party by each of TW and the Company and the consummation by TW and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of TW or the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of TW and the Company assuming, in each case, the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes a legal, valid and binding obligation of TW and the Company enforceable against TW and the Company in accordance with its terms.

    SECTION 4.05 NO CONFLICT; REQUIRED FILING AND CONSENT. (a) The execution and delivery of this Agreement by TW and the Company do not, and the performance of this Agreement by TW and the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of TW or the Company, (ii) assuming that all consents, approvals, authorizations, notifications and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made or complied with, conflict with or violate any Law applicable to TW or the Company or by which any property or asset of TW or the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of TW or the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the Company or TW or on the ability of TW or the Company to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    (b) The execution and delivery of this Agreement by TW and the Company do not, and the performance of this Agreement by TW and the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Trust Indenture Act, Blue Sky Laws, state takeover laws, the pre-merger notification requirements of the HSR Act, the notice requirements of the FCC, FAA and DOT, WARN, the notice requirements of the Hawaii Dislocated Workers Act and filing of any Certificate of Merger as required by the DGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a material adverse effect on the Company or TW or on the ability of TW or the Company to perform its obligations hereunder or thereunder or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

    SECTION 4.06 ABSENCE OF LITIGATION. There is no litigation, suit, claim, action or proceeding pending or, to the knowledge of the Company or TW, threatened in writing against TW or the

                                    VIII-13

Company or any property or asset of TW or the Company, before any court, arbitrator or Governmental Authority, domestic or foreign, (i) seeking relief which, if ordered, would, individually or in the aggregate, have a material adverse effect on the Company or TW or (ii) as of the date hereof, seeking relief which, if ordered, would delay or prevent the consummation of any transaction contemplated hereby or by any of the ancillary agreements.

    SECTION 4.07 REGISTRATION STATEMENT AND PROSPECTUS. None of the information to be supplied in writing by TW or the Company for inclusion or incorporation by reference in the Registration Statement (as defined below), including the Prospectus (as defined below) contained therein, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to the Company) in all material respects with the provisions of the Securities Act and the Exchange Act.

    SECTION 4.08 BROKERS. (a) No broker, finder or investment banker (other than as provided in (i) the Advisory Agreement, dated as of the date hereof, among SMC, its principal, John W. Adams, and B (the "SMC/ADAMS ADVISORY AGREEMENT"), (ii) the Advisory Agreement, dated as of the date hereof, between Mercer Management Consulting ("MMC") and the Company (the "MMC ADVISORY AGREEMENT") and (iii) the Advisory Agreement, dated as of the date hereof, between TW and the Company (the "TW ADVISORY AGREEMENT" and, together with the SMC/Adams Advisory Agreement and the MMC Advisory Agreement, the "ADVISORY AGREEMENTS"), is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

    (b) Except as contemplated by the Advisory Agreements, the Company has not funded, reimbursed or otherwise paid for (and has not agreed, or otherwise undertaken any obligation, to fund, reimburse or otherwise pay for) any fees, costs, expenses or other charges to TW.

    SECTION 4.09 TAXES. The Company and TW: (i) have properly prepared and timely filed all material Tax Returns required to be filed by them and all such filed Tax Returns are complete and correct in all material respects, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (ii) have paid all Taxes shown to be due on such Tax Returns;
(iii) are not parties to any Tax sharing agreement or arrangement other than with each other; (iv) have withheld or collected and paid over to the appropriate Taxing Authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected, including but not limited to all employment and payroll Taxes; and (v) as of the date hereof, have neither extended nor waived any applicable statute of limitations with respect to Taxes and have not otherwise agreed to any extension of time with respect to Tax assessment or deficiency. No material deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against the Company that are not adequately reserved for in accordance with U.S. GAAP. There are no Liens for Taxes upon the assets of the Company except for Taxes that are not yet due and payable.

    SECTION 4.10 NO OPERATIONS OR LIABILITIES. Except as expressly contemplated or permitted by this Agreement, the Company has not (a) engaged in any business operations or transactions, (b) entered into any contract or agreement or (c) incurred any liabilities.

                                   ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGER

    SECTION 5.01  CONDUCT OF BUSINESS BY C GP, C INC. AND C PENDING THE
MERGER. Prior to the Effective Time (except as expressly contemplated, required or permitted by this Agreement or the ancillary agreements, or to the extent that the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld), each of C GP, C Inc. and C shall not engage in any

                                    VIII-14
operations or transactions or otherwise conduct any activities or enter into any contracts or arrangements. Notwithstanding the foregoing, but subject to the C Voting Agreement, C GP, C Inc. and C may continue to (i) conduct the business and affairs of B directly or indirectly through its representatives on the Board of Directors of B and by exercising its other governance rights and obligations,
(ii) exercise its rights and perform its obligations under any of the C Contracts, and (iii) conduct all of the activities that are related to the 18,181,818 shares of B Common Stock and four shares of B Series B Special Preferred Stock held by C; PROVIDED, that C GP and C Inc. shall cause the statements made in Section 3.03 to continue to be true and correct to the Effective Time, including the statements made therein as of December 18, 2001, which shall continue to be true and correct to the Effective Time as if made on and as of such subsequent dates.

    SECTION 5.02 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. Prior to the Effective Time (except as expressly contemplated, required or permitted by this Agreement or any ancillary agreements, or to the extent that C GP and C Inc. shall otherwise consent in writing, which consent shall not be unreasonably withheld), the Company shall not engage in any operations or transactions or otherwise conduct any activities or enter into any contracts or agreements.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

    SECTION 6.01  REGISTRATION STATEMENT; TRUST INDENTURE ACT
QUALIFICATION. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare, and, with the cooperation of C GP and C Inc., the Company shall file with the SEC for the benefit of C LLC from and after the Closing Date, a registration statement to effect a continuous offering pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Securities and Exchange Commission ("SEC") either (i) on Form S-3, or any successor form, if the Company is then eligible to use
Form S-3 or such successor form or (ii) on Form S-1, or any successor form (together with all amendments thereto, the "REGISTRATION STATEMENT"), which shall include a Prospectus ("PROSPECTUS"), in connection with the registration under the Securities Act of such number of shares of Company Common Stock and such principal amount of Notes to be received by C LLC in connection with the Merger that the Company has been so requested (prior to the Effective Time) to register for disposition by C LLC, or if no number has been requested within 15 days of the date hereof, all of such shares of Company Common Stock and Notes shall be included in the Registration Statement. The Prospectus shall satisfy the prospectus delivery requirements under the Securities Act applicable to the sale on and after the Closing Date of such number of shares of Company Common Stock and such principal amount of Notes requested to be registered by C LLC. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable on or after the Closing Date and to keep the Registration Statement effective until such time as all of such shares of Company Common Stock and Notes have been disposed of in accordance with the intended methods of disposition by C LLC, and, prior to the effective date of the Registration Statement, the Company, C GP and C Inc. shall take all or any action required under any applicable federal or state securities Laws in connection with the registration of such shares of Company Common Stock and such Notes. Each of the Company and C GP and C Inc., on behalf of C LLC, shall furnish all information concerning itself as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement. The registration of the shares of Company Common Stock and Notes pursuant to this Section 6.01 shall be made upon the terms and subject to the conditions set forth in the form of Registration Rights Agreement attached to the A/B Merger Agreement as EXHIBIT B as if such Registration Rights Agreement were valid and in full force and effect as of the date hereof; PROVIDED, HOWEVER, that such registration shall not be counted for purposes of the number of requests for registration to which C LLC would be entitled pursuant to Section 2.1 thereof.

                                    VIII-15

    (b) The Company shall enter into an indenture with a trustee pursuant to which the Notes shall be issued and the parties shall use all reasonable efforts to cause the indenture to be qualified under the Trust Indenture Act and to cause all necessary filings with the SEC (including those by the trustee) to be promptly made in this regard.

    SECTION 6.02 CONFIDENTIALITY. (a) All information obtained by one party from another ("CONFIDENTIAL INFORMATION") shall be kept confidential, and shall not (except as required by applicable Law or legal process, and only after compliance with Section 6.02(b) below), without the prior written consent of the other parties, disclose any Confidential Information in any manner whatsoever or disclose to any person the fact that the Confidential Information exists or has been made available, and shall not use any Confidential Information other than in connection with the Merger; PROVIDED, HOWEVER, that such party may reveal the Confidential Information to its respective officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, "REPRESENTATIVES") (i) who need to know the Confidential Information for the purpose of post-consummation coordination of the operations of the Company, (ii) who are informed by such other party of the confidential nature of the Confidential Information and (iii) who agree to act in accordance with the terms of this Section 6.02. Each of the Company, C GP and C Inc. shall cause its Representatives to observe the terms of this
Section 6.02, and each of the Company, C GP and C Inc. shall be responsible for any breach of this Section 6.02 by any of its Representatives.

    (b) In the event that any of the Company, C GP or C Inc. or any of their respective Representatives are requested pursuant to, or required by, applicable Law or legal process to disclose any of the Confidential Information, it shall notify the other parties promptly so that such other parties may seek a protective order or other appropriate remedy or, in the sole discretion of such other parties, waive compliance with the terms of this Section 6.02. In the event that no such protective order or other remedy is obtained, or that the Company does not waive compliance with the terms of this Section 6.02 agreement, it shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required and shall exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

    (c) No investigations pursuant to this Section 6.02 shall affect or be deemed to modify any representations or warranties hereunder.

    SECTION 6.03 FURTHER ACTION; CONSENTS; FILINGS. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts and shall cooperate fully with each other to
(i) take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or otherwise to cause the satisfaction of the conditions in Article VII and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, (ii) obtain from Governmental Authorities in the most expeditious manner practicable any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required to be obtained or made by the Company, C GP or C Inc. or any of their respective affiliates in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) make as promptly as possible all necessary filings, and thereafter make any other required or advisable submissions, with respect to this Agreement and the transactions contemplated hereby required under (A) the Securities Act, Exchange Act, the Trust Indenture Act and the respective rules and regulations thereunder and any other applicable federal or state securities Laws, (B) the HSR Act and (C) any other applicable Law and (iv) obtain in the most expeditious manner practicable the consent, approval or appropriate waiver, as the case may be, of each person whose consent or approval is required in connection with the Merger or the consummation of the transactions contemplated by this Agreement, under all material agreements or instruments to which C GP or C Inc. is a party.

                                    VIII-16

    (b) Without limiting Section 6.03(a), each of the Company, C GP and C Inc. shall use all reasonable efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling or other order (whether preliminary or permanent) or any other judicial, administrative or legislative action or proceeding (an "ORDER") that would restrict, prevent or prohibit the consummation of the Merger or any of the other transactions contemplated hereby on or before the date defined in Section 8.01(b), including, without limitation, by pursuing all available avenues of administrative and judicial appeal and all available legislative action. In addition, notwithstanding the foregoing paragraphs of this Section 6.03, nothing in this Agreement shall require C GP, C Inc., the Company or TW to contest any injunction (other than a temporary restraining order) issued by a court of competent jurisdiction in a proceeding initiated by a Governmental Authority.

    SECTION 6.04 NOTIFICATION REQUIREMENTS. Each of the Company, TW, C GP and C Inc. shall give prompt notice to the others of (i) any representation or warranty made by it herein or in any other document or instrument executed and delivered in connection herewith, that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect,
(ii) the failure by it to comply with or satisfy in any material respect any covenant, obligation or agreement to be complied with or satisfied by it under this Agreement or any other document executed and delivered by it in connection herewith or therewith, or (iii) any development that may render any of the conditions in Article VII incapable of being satisfied before the date set forth in Section 8.01(b); PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    SECTION 6.05 PLAN OF REORGANIZATION. (a) After due investigation, no party hereto is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. From and after the date hereof and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code and to obtain the opinions of counsel referred to in Section 7.01(h). None of the parties hereto will knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Effective Time, none of the parties shall knowingly take (or permit any of its affiliates to take) any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

    (b) Notwithstanding anything herein to the contrary, if the opinions of counsel referred to in clause (i) of Section 7.01(h) cannot be obtained, the parties agree that the Merger shall be effected as follows: immediately prior to the Effective Time, (i) each of C GP and C Inc. will be merged with separate wholly-owned subsidiaries of the Company to be formed pursuant to the DGCL, with C GP and C Inc. as the surviving corporations in each such merger,
(ii) pursuant to the mergers described in the preceding clause, C LLC shall have its shares of C GP Common Stock and C Inc. Common Stock converted in the aggregate into the right to receive 18,181,818 shares of Company Common Stock, Notes with an aggregate principal amount of $36,363,636 (subject to adjustment as provided in this Agreement in respect of minimum denominations of Notes) and the Cash Consideration, and (iii) the surviving corporations in the mergers described in the preceding clause (i) shall be merged with and into the Company, with the Company as the surviving corporation in each such merger. Articles I and II shall apply to the mergers under this Section 6.05(b), MUTATIS MUTANDIS.

    SECTION 6.06 PUBLIC ANNOUNCEMENTS. The initial press release relating to this Agreement and the transactions contemplated hereby shall be a joint press release issued by the parties. Thereafter the Company shall manage all public announcements relating thereto, and C GP and C Inc. shall not, unless otherwise required by applicable Law (including requirements of stock exchanges and other similar regulatory bodies) after prior notice to the other parties to the extent practicable, issue any press release, advertisement or other public announcement, or otherwise make any public statements

                                    VIII-17
with respect to this Agreement or the transactions contemplated hereby without the consent of the Company, which consent shall not be unreasonably withheld or delayed.

    SECTION 6.07 CONVEYANCE TAXES. The Company, C GP and C Inc. shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

    SECTION 6.08 LISTING APPLICATION. The Company shall promptly prepare and submit to each of the AMEX and the PSE, or such other national securities exchange as the Company, C GP and C Inc. shall determine, a listing application covering the shares of Company Common Stock issuable in connection with the Merger, and shall use their respective reasonable efforts to obtain, prior to the Effective Time, approval for the listing on such exchanges of such Company Common Stock, subject to official notice of issuance, it being understood that such listing application may take the form of a continuation or succession to B's listing application on the AMEX and the PSE. The parties shall have no obligations with respect to any listing of the Notes.

    SECTION 6.09 TAKEOVER STATUTE. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby or by the ancillary agreements, C GP and C Inc. shall, and shall cause the members of the Board of Directors of B to, grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby or by the ancillary agreements may be consummated as promptly as practicable on the terms contemplated hereby and to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby or by the ancillary agreements.

                                  ARTICLE VII
                            CONDITIONS TO THE MERGER

    SECTION 7.01 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of each party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following conditions:

    (a) each party to the A/B Merger Agreement shall have satisfied or waived each condition to the consummation of the A/B Mergers and the other transactions contemplated by the A/B Merger Agreement and by the ancillary agreements set forth in Article VIII of the A/B Merger Agreement;

    (b) the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (c) no Governmental Authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or Order which is then in effect and has the effect of prohibiting consummation of the Merger or the A/B Mergers and no Governmental Authority shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such result;

    (d) the Indenture pursuant to which the Notes are to be issued shall have been qualified under the Trust Indenture Act;

    (e) the shares of Company Common Stock issuable in the Merger pursuant to
Article II shall have been authorized for listing on the AMEX and PSE, or such other national securities exchange as may

                                    VIII-18
be selected pursuant to the terms of the A/B Merger Agreement, subject only to official notice of issuance;

    (f) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, or notifications to, any Governmental Authority required by Law in connection with the execution, delivery and performance of this Agreement, shall have been obtained, filed, expired or given, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time, except to the extent that the failure to receive such authorization, consent, order, approval, filing or registration would not have a material adverse effect on the combined business that would have otherwise resulted from the consummation of the Merger and the A/B Mergers;

    (g) each of the parties to the Stockholders Agreements shall have executed and delivered each such agreement in the forms attached to the A/B Merger Agreement as EXHIBIT A and EXHIBIT B, respectively; and

    (h) Each of the Company, C GP and C Inc. shall have received a written opinion from Paul, Weiss, Rifkind, Wharton & Garrison to the effect that
(i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, which opinions may rely upon such certificates of the Company, and C GP and C Inc. as are customary for such opinions, including certificates substantially in the forms attached hereto as EXHIBIT A and EXHIBIT B or (ii) if the Merger is effected pursuant to the structure described in Section 6.05(b), then no gain or loss will be recognized by any of C GP, C Inc. or the Company as a result of the Merger.

    SECTION 7.02 CONDITIONS TO THE OBLIGATIONS OF C GP AND C INC. The obligations of C GP and C Inc. to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following further conditions:

    (a) each of the representations and warranties of TW and the Company contained in this Agreement or the ancillary agreements that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time, as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and C GP and C Inc. shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect; and

    (b) each of TW and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the ancillary agreements to be performed or complied with by it on or prior to the Effective Time, and C GP and C Inc. shall have received a certificate of the Chairman, President or Chief Executive Officer of the Company to such effect.

    SECTION 7.03 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction (or waiver) of the following further conditions:

    (a) each of the representations and warranties of C GP and C Inc. contained in this Agreement that is qualified as to materiality shall be true and correct, and each that is not so qualified shall be true and correct in all material respects, as of the Effective Time as though made on and as of the Effective Time (or, in the case of those representations and warranties which address matters only as of a particular date, as of such date), and the Company shall have received a certificate of the Chairman, President or Executive Vice President of C GP and C Inc. to such effect; and

    (b) each of C GP and C Inc. shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of the Chairman, President or Executive Vice President of each of C GP and C Inc. to that effect.

                                    VIII-19

                                  ARTICLE VIII
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 8.01 TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time and notwithstanding that any requisite approval and adoption of this Agreement and the transactions contemplated hereby has been obtained prior to such termination, as follows:

    (a) by mutual written consent duly authorized by the Boards of Directors of each of the Company, C GP and C Inc.;

    (b) by the Company, C GP and C Inc., by written notice to the other parties, if either (i) the Effective Time shall not have occurred on or before the date specified in Section 9.01(b)(i) of the A/B Merger Agreement, as such date may be extended by the parties thereto; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or (ii) any Order permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable;

    (c) by C GP and C Inc., by written notice to the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of TW or the Company set forth in this Agreement or any ancillary agreement, or if any representation or warranty of TW or the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or
Section 8.02(b) would not be satisfied ("TERMINATING COMPANY BREACH"); PROVIDED, HOWEVER, that, if such Terminating Company Breach is curable by the Company within 30 days through the exercise of its best efforts and for so long as the Company continues to exercise such best efforts, C GP and C Inc. may not terminate this Agreement under this Section 8.01(c) during such 30-day period;

    (d) by the Company, by written notice to C GP and C Inc., if there has been a breach of any representation, warranty, covenant or agreement on the part of C GP or C Inc. set forth in this Agreement, or if any representation or warranty of C GP and C Inc. shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied (a "TERMINATING C BREACH"); PROVIDED, HOWEVER, that, if such Terminating C Breach is curable by C GP and C Inc. within 30 days through the exercise of its best efforts and for so long as C GP and C Inc. continues to exercise such best efforts, the Company may not terminate this Agreement under this Section 8.01(d) during such 30-day period; or

    (e) immediately without the need for any further action by any of the parties hereto if the A/B Merger Agreement is terminated for any reason whatsoever.

    The right of any party hereto to terminate this Agreement pursuant to this
Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

    SECTION 8.02 EFFECT OF TERMINATION. Except as provided in Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no further liability under this Agreement on the part of the Company, C GP or C Inc. or any of their respective officers or directors and all rights and obligations of each party hereto shall cease, subject to the 6.02 and the terms of the Expense Payment Agreement, but such termination shall be without prejudice to claims arising from willful breaches of this Agreement and or any of the ancillary agreements before termination.

                                    VIII-20

    SECTION 8.03 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors and stockholders at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 8.04 WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed only by the party or parties to be bound thereby.

    SECTION 8.05 EXPENSES. Except as provided in this Section 8.05, 6.01 and the Expense Payment Agreement dated as of November, 2001 among A, B and TW (the "EXPENSE PAYMENT AGREEMENT"), whether or not the Merger and the other transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses. Each of the parties to the Expense Payment Agreement that is a party to this Agreement agrees to apprise the other parties thereto promptly of any expenses incurred by such party that are reimbursable under the Expense Payment Agreement and to cause such party's advisors, whose fees and expenses are covered by such agreement, to submit promptly invoices to such party for fees and expenses. All payments under this Section 8.05 shall be made by wire transfer of immediately available U.S. dollar funds to an account designated by the party or parties to whom such payments are to be made.

                                   ARTICLE IX
                               GENERAL PROVISIONS

    SECTION 9.01  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
AGREEMENTS. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 8.01, as the case may be, except that the agreements that by their terms contemplate performance at or after the Effective Time shall survive the Effective Time and those set forth in Sections 6.02, 8.02 and 8.05 and
Article IX shall survive termination.

    SECTION 9.02 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon delivery) by delivery, by facsimile transmission and by courier service (with proof of service), hand delivery or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this
Section 9.02):

    if to C GP or C Inc.:

        Airline Investors Partnership, L.P.
       c/o Smith Management Company
       885 Third Avenue, 34th Floor
       New York, NY 10022
       Telecopier No.: (212) 751-9501
       Attention: John W. Adams

                                    VIII-21
    with copies to:

        Paul, Weiss, Rifkind, Wharton & Garrison
       1285 Avenue of the Americas
       New York, New York 10019-6064
       Telecopier No.: (212) 373-2085
       Attention: Judith R. Thoyer, Esq.

    if to the Company:

        TurnWorks Acquisition III, Inc.
       1330 Lake Robbins Dr.
       Suite 205
       The Woodlands, TX 77380
       Attention: Chief Executive Officer and President

    with a copy to:

        Cleary, Gottlieb, Steen & Hamilton
       One Liberty Plaza
       New York, New York 10006
       Telecopier No.: (212) 225-3999
       Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    SECTION 9.03 CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

    (a) "AFFILIATE" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

    (b) "ANCILLARY AGREEMENTS" means the A/B Merger Agreement, the Voting Agreements, the Stockholders Agreements, the Management Agreements (as defined in the A/B Merger Agreement), the CEO Employment Agreement (as defined in the A/B Merger Agreement), the Advisory Agreements, the Stock Purchase Agreements referred to in Sections 2.01(a)(ii) and 2.01(a)(iii) of the A/B Merger Agreement.

    (c) "BUSINESS DAY" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

    (d) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

    (e) "KNOWLEDGE" or "KNOWN" means, with respect to any matter in question, the actual knowledge of (i) in the case of C GP or C Inc., the sole stockholder of C GP and (ii) in the case of the Company or TW, the President of the Company or TW;

    (f) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "PERSON" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

    (g) "SUBSIDIARY" or "SUBSIDIARIES" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the

                                    VIII-22
holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

    SECTION 9.04 ASSIGNMENT; BINDING EFFECT; BENEFIT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that TW may, upon prior written notice to the parties, transfer its rights and/or obligations, in whole or in part, to one or more affiliates or immediate relatives of any such affiliate or one or more affiliates of or trusts for the benefit of any such affiliates or immediate relatives (it being understood that no such transfer shall relieve TW of its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for Section 6.01 Registration Statement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. Section 6.01 may be enforced by the beneficiaries thereof.

    SECTION 9.05 INCORPORATION OF EXHIBITS. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

    SECTION 9.06 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    SECTION 9.07 GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit or proceeding relating to this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action; suit or proceeding related to or arising out of this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out this Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

    SECTION 9.08 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 9.09 COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 9.10 ENTIRE AGREEMENT. This Agreement (including the Exhibits), the ancillary agreements and the Expense Payment Agreement, constitute the entire agreement among the parties

                                    VIII-23
with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

    SECTION 9.11 MUTUAL DRAFTING. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

    IN WITNESS WHEREOF, C GP, C Inc., the Company and TW have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                       AIP GENERAL PARTNER, INC.

                                                       By:  /s/ JOHN W. ADAMS
                                                            -----------------------------------------
                                                            Name: John W. Adams
                                                            Title: President

                                                       AIP, INC.

                                                       By:  /s/ JOHN W. ADAMS
                                                            -----------------------------------------
                                                            Name: John W. Adams
                                                            Title: Executive Vice President

                                                       TURNWORKS ACQUISITION III, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title: President

                                                       TURNWORKS, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title: President

                                    VIII-24

                                                                     APPENDIX IX

                                VOTING AGREEMENT

    VOTING AGREEMENT, dated as of December 19, 2001 (this "AGREEMENT"), among Airline Investors Partnership, L.P., a Delaware limited partnership ("C"), Aloha Airgroup, Inc., a Hawaii corporation ("A"), and TurnWorks Acquisition
III, Inc., a Delaware corporation to be renamed Aloha Holdings, Inc. upon consummation of the merger transactions described below (the "COMPANY").

                                    RECITALS

    WHEREAS, concurrently with the execution and delivery of this Agreement, A, Hawaiian Airlines, Inc., a Hawaii corporation ("B"), the Company and
TurnWorks, Inc., a Texas corporation ("TW"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which provides, among other things, for (i) the merger of A with and into Newco A Sub (as defined in the Merger Agreement), with Newco A Sub as the surviving corporation, and (ii) the merger of B with and into Newco B LLC (as defined in the Merger Agreement) (or, if any Drop-Down Condition (as defined in the Merger Agreement) is satisfied, the Company), with Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company) as the surviving corporation (such mergers, collectively, the "MERGER");

    WHEREAS, certain principal stockholders of A (the "A PRINCIPAL HOLDERS"), who collectively beneficially own shares of capital stock of A representing in excess of 80% of the votes entitled to be cast at the A Stockholders' Meeting (as defined below) have entered into a Voting Agreement for the benefit of B and the Company (the "A PRINCIPAL HOLDERS VOTING AGREEMENT"), pursuant to which the A Principal Holders have committed, INTER ALIA, on the terms set forth in the A Principal Holders Voting Agreement, to vote their shares of capital stock of A at the A Stockholders' Meeting in favor of the adoption of the Merger Agreement and the ancillary agreements and the transactions contemplated thereby;

    WHEREAS, it is a condition to the execution of the Merger Agreement that the parties hereto enter into this Agreement; and

    WHEREAS, as of the date hereof, C is the Beneficial Owner (as defined below) of 18,181,818 shares of Common Stock, par value $.01 per share, of B and four shares of Series B Special Preferred Stock, par value $.01 per share, of B (collectively, the "SHARES" and together with such additional Shares, as they become Beneficially Owned by C after the date hereof, C's "OWNED SHARES").

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

    SECTION 1. CERTAIN DEFINITIONS. Capitalized terms used but not defined in this Agreement shall have the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

    "A" shall have the meaning set forth in the opening paragraph.

    "AFFILIATE" shall have the meaning set forth in Section 10.03(a) of the Merger Agreement, except that, for purposes of this Agreement, with respect to C, "Affiliate" shall not include B or any of the persons that are directly or indirectly controlled or employed by B, unless, in the case of employees of B, such persons also directly or indirectly control C; PROVIDED, HOWEVER, John W. Adams, acting in his capacity as Chairman of the Board of Directors of B, shall not be deemed an Affiliate of B.

    "AGREEMENT" shall have the meaning set forth in the opening paragraph.

    "ANCILLARY AGREEMENTS" has the meaning set forth in the Merger Agreement.

    "B" shall have the meaning set forth in the recitals.

    "BENEFICIALLY OWNED" or "BENEFICIAL OWNERSHIP" shall have the meaning given to such term in Rule 13d-3 under the Exchange Act. Securities Beneficially Owned by a person shall include all securities Beneficially Owned by Affiliates of such person and all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

    "BENEFICIAL OWNER" shall mean, with respect to any securities, a person who has Beneficial Ownership of such securities.

    "C" shall have the meaning set forth in the opening paragraph.

    "CHARTER DOCUMENTS" means the Articles of Incorporation and the By-laws of B, as in effect as of the date hereof.

    "COMPANY" shall have the meaning set forth in the opening paragraph.

    "MERGER" shall have the meaning set forth in the recitals.

    "MERGER AGREEMENT" shall have the meaning set forth in the recitals.

    "OWNED SHARES" shall have the meaning set forth in the recitals.

    "SHARES" shall have the meaning set forth in the recitals.

    "TRANSFER" shall mean, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "TRANSFER" shall have a correlative meaning.

    "TW" shall have the meaning set forth in the recitals.

    SECTION 2. NO DISPOSITION OR SOLICITATION. (a) C undertakes that, except as contemplated by this Agreement or the Merger Agreement, C and its Affiliates shall not (i) Transfer or agree to Transfer any Owned Shares or (ii) grant or agree to grant any proxy or power-of-attorney with respect to any Owned Shares.

    (b) C undertakes that, except as contemplated by Section 9, C and its Affiliates shall not directly or indirectly solicit, initiate, or knowingly encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to, or otherwise facilitate, any Takeover Proposal.

    (c) C undertakes that, except as contemplated by Section 9, or as required by applicable Law or stock exchange rule, neither C nor any of its Affiliates shall make any press release, public announcement or other communication to any party (other than B, the parties hereto and their respective Affiliates) with respect to the business or affairs of any of the parties to the Merger Agreement or the ancillary agreements or their respective Affiliates, including this Agreement, the Merger Agreement and the other ancillary agreements and the transactions contemplated hereby and thereby, without the prior written consent of A and the Company.

    SECTION 3. STOCKHOLDER VOTE. Without limiting the generality of the other obligations of C hereunder, C undertakes that (a) at such time as B conducts a meeting of, or otherwise seeks a vote or consent of, its stockholders for the purpose of approving and adopting the Merger Agreement and the Merger or any of the ancillary agreements or the transactions contemplated thereby, C and its Affiliates shall vote, or provide a consent with respect to, all then-outstanding Shares Beneficially Owned by C in favor of the Merger Agreement and the Merger and the ancillary agreements and the transactions contemplated thereby and (b) C and its Affiliates shall (at each meeting of stockholders and in connection with each consent solicitation) vote all then-outstanding Shares Beneficially Owned by C against, and not provide consents to, (i) any and all Takeover Proposals, (ii) any and all actions that would delay, prevent or frustrate the transactions contemplated by the Merger Agreement, the ancillary agreements or this Agreement or the satisfaction of any of the conditions set forth in Article VIII of the Merger Agreement and
(iii) any and all actions that would or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of B under the Merger Agreement. Without limiting the foregoing, it is understood that the obligations under this Section 3 shall not be affected by any recommendation or position of B's Board of Directors.

    SECTION 4.  REASONABLE EFFORTS TO COOPERATE.  (a) Except as contemplated by
Section 9, C will, without further consideration, (i) use all reasonable efforts to cooperate with the parties to the Merger Agreement and the ancillary agreements in connection with the transactions contemplated by the Merger Agreement and the ancillary agreements, (ii) promptly execute and deliver such additional documents and take such reasonable actions as are necessary or appropriate to consummate such transactions and (iii) promptly provide any information reasonably requested by the parties to the Merger Agreement and the ancillary agreements for any regulatory application or filing made or approval sought in connection with such transactions (including filings with the SEC or any other Governmental Authority).

    (b) C hereby consents to the publication and disclosure in the Registration Statement and the Joint Proxy Statement/Prospectus (and, as and to the extent otherwise required by the Securities Act, the Exchange Act, the rules and regulations of AMEX and the PSE or Governmental Authorities, any other documents or communications provided by A, B or the Company to any Governmental Authority or to securityholders of B or A) C's identity and Beneficial Ownership of the Owned Shares and the nature of C's commitments, arrangements and understandings under and relating to this Agreement.

    (c) C agrees that it will cause (i) C LLC before the Effective Time (A) to be formed as contemplated by the C Merger Agreement and (B) to execute and deliver the Stockholders Agreement and the Registration Rights Agreement and
(ii) its general partner and its sole limited partner, each of which is a party to the C Merger Agreement, to comply with their obligations under the C Merger Agreement.

    (d) C agrees that it will comply in a timely manner with Section 1.04 of the Merger Agreement.

    (e) C agrees that, effective as of the Effective Time, it will release B from its obligations, and waive its rights and remedies, under each of the agreements listed in Schedule A hereto and under its existing registration rights agreement with B.

    SECTION 5. WAIVER OF APPRAISAL AND DISSENT RIGHTS. Without limiting the generality of the other obligations of C hereunder, C hereby waives and agrees not to assert, and agrees to cause its Affiliates to waive and not to assert, any rights of appraisal or rights of dissent in connection with the Merger that C or its Affiliates may have.

    SECTION 6. IRREVOCABLE PROXY. (a) In furtherance of the agreements contained in Section 3 of this Agreement, C hereby irrevocably grants to, and appoints, the Chief Executive Officer of the Company, and any individual who shall hereafter succeed to any such office of the Company, as C's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of C, to vote all Shares Beneficially Owned by C that are outstanding from time to time, to grant or withhold a consent or approval in respect of such Shares and to execute and deliver a proxy to vote such Shares, in each case in the manner specified in Section 3.

    (b) C represents and warrants to the Company and A that all proxies heretofore given in respect of its Owned Shares are not irrevocable and that all such proxies have been properly revoked or are no longer in effect as of the date hereof.

    (c) C hereby affirms that the irrevocable proxy set forth in this Section 6 is given by C in connection with, and in consideration of, the execution of the Merger Agreement by the Company and A, and that such irrevocable proxy is given to secure the performance of the duties of C under this Agreement. C hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. C hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

    (d) Notwithstanding anything to the contrary set forth in this Section 6, the proxy granted in this Section 6 shall remain valid only until this Agreement terminates pursuant to Section 8 hereof.

    SECTION 7. REPRESENTATIONS AND WARRANTIES OF C. C represents and warrants to each of A and the Company as follows:

    (a) The execution, delivery and performance of this Agreement by C and the consummation by C of the transactions contemplated hereby have been duly authorized by all necessary action on the part of C and no further proceedings or actions on the part of C are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) This Agreement has been duly and validly executed and delivered by C and constitutes the valid and binding agreement of C, enforceable against C in accordance with its terms.

    (c) C, together with its Affiliates, is the sole Beneficial Owner of its Owned Shares. C has good title to and legal and beneficial ownership of (which may include holding in nominee or "street" name) all of its outstanding Owned Shares, free and clear of all liens, claims, options, proxies, voting agreements and security interests (other than as created by this Agreement, the Charter Documents, the agreements listed in SCHEDULE A and the restrictions on Transfer under applicable Laws). The agreements listed in SCHEDULE A have been effectively amended by the parties thereto to the extent necessary to remove all impediments, if any, with respect to, and conflicts with, C's performance of this Agreement and the ancillary agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby. The Owned Shares constitute all of the capital stock of B Beneficially Owned by C.

    (d) The execution and delivery of this Agreement by C does not and the performance of this Agreement by C will not (i) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) under C's or any of its Affiliates' constituent documents, any mortgage, bond, indenture, agreement, instrument or obligation to which C or any of its Affiliates is a party or by which C, any of its Affiliates or any of their respective properties (including the Owned Shares) is bound, or
(ii) violate any Law of or Order of any Governmental Authority that is binding on C, any of its Affiliates or any of their respective properties.

    (e) C understands and acknowledges that A and the Company are entering into the Merger Agreement in reliance upon C's execution, delivery and performance of this Agreement.

    (f) The Owned Shares covered by the proxy granted in Section 6 consist of 18,181,818 shares of B Common Stock and four (4) shares of B Series B Special Preferred, and all such Owned Shares will be entitled to vote at the B Stockholders' Meeting.

    SECTION 8. TERMINATION. This Agreement shall terminate, with respect to C, upon the earliest of (a) the date on which all Shares Beneficially Owned by C have been acquired by the Company, (b) the Effective Time and (c) the 30th day following the day on which the Merger Agreement is terminated. Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

    SECTION 9. SHAREHOLDER CAPACITY. Notwithstanding anything herein to the contrary: (a) if any Affiliate of C is or becomes, during the term hereof, a director or officer of B, no representation, warranty, undertaking or agreement herein shall apply to such Affiliate in his or her capacity as such a director or officer and (b) C has entered into this Agreement solely in C's capacity as the Beneficial Owner of Shares and nothing herein shall limit or affect any actions taken or omitted to be taken at any time by any of its Affiliates in his or her capacity as an officer or director of B.

    SECTION 10.  MISCELLANEOUS.

    (a) ENTIRE AGREEMENT; ASSIGNMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The rights and obligations under this Agreement shall not be transferred by any party without the prior written consent of the other parties.

    (b) EXPENSES. Subject to the terms of the Expense Payment Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    (c) PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and TW and their respective successors, executors, administrators, heirs and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    (d) AMENDMENT. This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; PROVIDED that A and the Company may waive compliance by C with any representation, agreement or condition otherwise required to be complied with by C under this Agreement or release C from its obligations under this Agreement, but any such waiver or release shall be effective only if in writing and executed by A and the Company.

    (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt, as follows:

    if to C:

           Airline Investors Partnership, L.P.
           c/o Smith Management LLC
           885 Third Avenue, 34th floor
           New York, New York 10022
           Telecopier No.: (212)751-9501
           Attention: John W. Adams

    with copies to:

           Paul, Weiss, Rifkind, Wharton & Garrison
           1285 Avenue of the Americas
           New York, New York 10019-6064
           Telecopier No.: (212) 373-2085
           Attention: Judith R. Thoyer, Esq.

    if to A:

           Aloha Airgroup, Inc.
           Two Waterfront Plaza, Suite 500
           500 Ala Moana
           Honolulu, HI 996813
           Telecopier No.: (808) 539-5955
           Attention: President and Chief Executive Officer

    with copies to:

           Shearman & Sterling
           Commerce Court West
           199 Bay Street, Suite 4405
           Toronto, Ontario M5L 1E8
           Canada
           Telecopier No.: (416) 360-2958
           Attention: Brice T. Voran, Esq.

    and to:

           Cleary, Gottlieb, Steen & Hamilton
           One Liberty Plaza
           New York, New York 10006
           Telecopier No.: (212) 225-3999
           Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    if to the Company:

           TurnWorks Acquisition III, Inc.
           1330 Lake Robbins Dr.
           Suite 205
           The Woodlands, TX 77380
           Telecopier No.: (281) 363-2097
           Attention: President

    with copies to:

           Cleary, Gottlieb, Steen & Hamilton
           One Liberty Plaza
           New York, New York 10006
           Telecopier No.: (212) 225-3999
           Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    (f) VALIDITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    (g) REMEDIES. C acknowledges and agrees that in the event of any breach of this Agreement, A and the Company would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (a) C will waive, in any action for specific performance, the defense of adequacy of a remedy at Law and (b) A and the Company shall each be entitled, in addition to any other remedy to which it may be entitled at Law or in equity, to compel specific performance of this Agreement. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    (h) GOVERNING LAW; JURISDICTION; WAIVER OF TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit or proceeding relating to this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action; suit or proceeding related to or arising out of this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

    (i) DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    (j) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

                                                       AIRLINE INVESTORS PARTNERSHIP, L.P.

                                                       By:  AIP GENERAL PARTNER, INC.,
                                                            its sole General Partner

                                                       By:  /s/ JOHN W. ADAMS
                                                            -----------------------------------------
                                                            Name: John W. Adams
                                                            Title: President

                                                       ALOHA AIRGROUP, INC.

                                                       By:  /s/ GLENN R. ZANDER
                                                            -----------------------------------------
                                                            Name: Glenn R. Zander
                                                            Title: President and CEO

                                                       By:  /s/ BRENDA F. CUTWRIGHT
                                                            -----------------------------------------
                                                            Name: Brenda F. Cutwright
                                                            Title: Executive Vice President, Finance
                                                                 and CFO

                                                       TURNWORKS ACQUISITION III, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title: President

                                                                      APPENDIX X

                                VOTING AGREEMENT

    VOTING AGREEMENT, dated as of December 19, 2001 (this "AGREEMENT"), among the persons and other entities set forth in SCHEDULE A (each a "SHAREHOLDER PARTY"), Hawaiian Airlines, Inc., a Hawaii corporation ("B"), and TurnWorks Acquisition III, Inc., a Delaware corporation to be renamed Aloha
Holdings, Inc. upon consummation of the merger transactions described below (the "COMPANY").

                                    RECITALS

    WHEREAS, concurrently with the execution and delivery of this Agreement, Aloha Airgroup, Inc., a Hawaii corporation ("A"), B, the Company and
TurnWorks, Inc., a Texas corporation ("TW"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which provides, among other things, for (i) the merger of A with and into Newco A Sub (as defined in the Merger Agreement), with Newco A Sub as the surviving corporation, and (ii) the merger of B with and into Newco B LLC (as defined in the Merger Agreement) (or, if any Drop-Down Condition (as defined in the Merger Agreement) is satisfied, the Company), with Newco B LLC (or, if any Drop-Down Condition is satisfied, the Company) as the surviving corporation (such mergers, collectively, the "MERGER");

    WHEREAS, Airline Investors Partnership, L.P. ("C"), which beneficially owns shares of capital stock of B representing in excess of 53% of the votes entitled to be cast at the B Stockholders' Meeting (as defined below), has entered into a Voting Agreement for the benefit of A and the Company (the "C VOTING AGREEMENT") pursuant to which C has committed, INTER ALIA, on the terms set forth in the C Voting Agreement, to vote its shares of capital stock of B at the B Stockholders' Meeting in favor of the adoption and approval of the Merger Agreement and the ancillary agreements and the transactions contemplated thereby;

    WHEREAS, it is a condition to the execution of the Merger Agreement that the parties hereto enter into this Agreement; and

    WHEREAS, as of the date hereof, each Shareholder Party is the Beneficial Owner (as defined below) of the shares of (i) Class A Common Stock, par value $1.00 per share, of A, (ii) Class B Common Stock, par value $1.00 per share, of A and (iii) the shares of Series B 7% Convertible Cumulative Participating Preferred Stock, par value $.01 per share, of A (collectively, the "SHARES") set forth opposite such Shareholder Party's name in SCHEDULE A (together with such additional Shares, as they become Beneficially Owned by such Shareholder Party after the date hereof, such Shareholder Party's "OWNED SHARES").

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

    SECTION 1. CERTAIN DEFINITIONS. Capitalized terms used but not defined in this Agreement shall have the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

    "A" shall have the meaning set forth in the recitals.

    "AFFILIATE" shall have the meaning set forth in Section 10.03(a) of the Merger Agreement, except that, for purposes of this Agreement, with respect to any Shareholder Party, "Affiliate" shall not include A or any of the persons that are directly or indirectly controlled or employed by A.

    "AGREEMENT" shall have the meaning set forth in the opening paragraph.

    "ANCILLARY AGREEMENTS" has the meaning set forth in the Merger Agreement.

    "B" shall have the meaning set forth in the opening paragraph.

    "BENEFICIALLY OWNED" or "BENEFICIAL OWNERSHIP" shall have the meaning given to such term in Rule 13d-3 under the Exchange Act. Securities Beneficially Owned by a person shall include all securities Beneficially Owned by Affiliates of such person and all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

    "BENEFICIAL OWNER" shall mean, with respect to any securities, a person who has Beneficial Ownership of such securities.

    "CHARTER DOCUMENTS" means the Articles of Incorporation and the Bylaws of A, as in effect as of the date hereof.

    "COMPANY" shall have the meaning set forth in the opening paragraph.

    "MERGER" shall have the meaning set forth in the recitals.

    "MERGER AGREEMENT" shall have the meaning set forth in the recitals.

    "OWNED SHARES" shall have the meaning set forth in the recitals.

    "SHAREHOLDER PARTY" shall have the meaning set forth in the opening paragraph.

    "SHARES" shall have the meaning set forth in the recitals.

    "TRANSFER" shall mean, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "TRANSFER" shall have a correlative meaning.

    "TW" shall have the meaning set forth in the recitals.

    SECTION 2. NO DISPOSITION OR SOLICITATION. (a) Each Shareholder Party undertakes that, except as contemplated by this Agreement or the Merger Agreement, such Shareholder Party and its Affiliates shall not (i) Transfer or agree to Transfer any Owned Shares or (ii) grant or agree to grant any proxy or power-of-attorney with respect to any Owned Shares.

    (b) Each Shareholder Party undertakes that, except as contemplated by
Section 9, such Shareholder Party and its Affiliates shall not directly or indirectly solicit, initiate, or knowingly encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to, or otherwise facilitate, any Takeover Proposal.

    (c) Each Shareholder Party undertakes that, except as contemplated by
Section 9, or as required by applicable Law or stock exchange rule, neither such Shareholder Party nor any of such Shareholder Party's Affiliates shall make any press release, public announcement or other communication to any party (other than A, the parties hereto and their respective Affiliates) with respect to the business or affairs of any of the parties to the Merger Agreement or the ancillary agreements or their respective Affiliates, including this Agreement, the Merger Agreement and the other ancillary agreements and the transactions contemplated hereby and thereby, without the prior written consent of B and the Company.

    SECTION 3. STOCKHOLDER VOTE. Without limiting the generality of the other obligations of the Shareholder Parties hereunder, each Shareholder Party undertakes that (a) at such time as A conducts a meeting of, or otherwise seeks a vote or consent of, its stockholders for the purpose of approving and adopting the Merger Agreement and the Merger or any of the ancillary agreements or the transactions contemplated thereby, such Shareholder Party and its Affiliates shall vote, or provide a consent with respect to, all then-outstanding Shares Beneficially Owned by such Shareholder Party in favor of the Merger Agreement and the Merger and the ancillary agreements and the transactions contemplated thereby and (b) such Shareholder Party and its Affiliates shall (at each meeting of stockholders and in connection with each consent solicitation) vote all then-outstanding Shares Beneficially Owned by such Shareholder Party against, and not provide consents to, (i) any and all Takeover Proposals, (ii) any and all actions that would delay, prevent or frustrate the transactions contemplated by the Merger Agreement, the ancillary agreements or this Agreement or the satisfaction of any of the conditions set forth in Article VIII of the Merger Agreement and
(iii) any and all actions that would or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of A under the Merger Agreement. Without limiting the foregoing, it is understood that the obligations under this Section 3 shall not be affected by any recommendation or position of A's Board of Directors.

    SECTION 4.  REASONABLE EFFORTS TO COOPERATE.  (a) Except as contemplated by
Section 9, each Shareholder Party will, without further consideration, (i) use all reasonable efforts to cooperate with the parties to the Merger Agreement and the ancillary agreements in connection with the transactions contemplated by the Merger Agreement and the ancillary agreements, (ii) promptly execute and deliver such additional documents and take such reasonable actions as are necessary or appropriate to consummate such transactions and (iii) promptly provide any information reasonably requested by the parties to the Merger Agreement and the ancillary agreements for any regulatory application or filing made or approval sought in connection with such transactions (including filings with the SEC or any other Governmental Authority).

    (b) Each Shareholder Party hereby consents to the publication and disclosure in the Registration Statement and the Joint Proxy Statement/Prospectus (and, as and to the extent otherwise required by the Securities Act, the Exchange Act, the rules and regulations of AMEX and the PSE or Governmental Authorities, any other documents or communications provided by A, B or the Company to any Governmental Authority or to securityholders of B or A) such Shareholder Party's identity and Beneficial Ownership of the Owned Shares and the nature of such Shareholder Party's commitments, arrangements and understandings under and relating to this Agreement.

    (c) Each Shareholder Party agrees that, prior to the Effective Time, it:
(i) will enter into, together with the other Shareholder Parties, a voting trust agreement for the benefit of all such Shareholder Parties (and all other Beneficial Owners of Shares that are Affiliates or relatives or Affiliates of relatives of any such Shareholder Party) (the "A VOTING TRUST"), which voting trust agreement will (A) require all of the beneficiaries thereto to deposit all of the Shares Beneficially Owned by such beneficiaries with the voting trustees of the A Voting Trust (the "A VOTING TRUSTEES") for the purpose of (1) vesting in the A Voting Trustees the right to vote thereon for the term of the A Voting Trust Agreement and (2) appointing the A Voting Trustees as their true and lawful agents and attorneys-in-fact to execute and deliver on their behalf, and perform certain of their obligations under, certain agreements, including (without limitation) the Stockholders Agreement and the Registration Rights Agreement and (B) authorize and require the A Voting Trustees to execute and deliver, prior to the Effective Time, the Stockholders Agreement and the Registration Rights Agreement; (ii) will take all other action necessary to cause the A Voting Trustees to execute and deliver, prior to the Effective Time, the Stockholders Agreement and the Registration Rights Agreement; (iii) will comply with all of its obligations under the Stock Purchase Agreements referred to in Sections 2.01(a)(ii) and 2.01(a)(iii) of the Merger Agreement; and
(iv) will perform its obligations under the Stockholder Assumption Agreement dated as of the date hereof among Aloha Securities & Investment Company, Sheridan Ing Partners Hawaii and the CEO and CFO of A, and will cause each of the stockholders named in such agreement to perform their respective obligations thereunder, in each case subject to the terms and conditions thereof.

    (d) Each Shareholder Party agrees that it will comply in a timely manner with Section 1.04 of the Merger Agreement.

    SECTION 5. WAIVER OF APPRAISAL AND DISSENT RIGHTS. Without limiting the generality of the other obligations of the Shareholder Parties hereunder, each Shareholder Party hereby waives and agrees not to assert, and agrees to cause its Affiliates to waive and not to assert, any rights of appraisal or rights of dissent in connection with the Merger that such Shareholder Party or its Affiliates may have.

    SECTION 6. IRREVOCABLE PROXY. (a) In furtherance of the agreements contained in Section 3 of this Agreement, each Shareholder Party hereby irrevocably grants to, and appoints, the Chief Executive Officer of the Company, and any individual who shall hereafter succeed to any such office of the Company, as such Shareholder Party's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder Party, to vote all Shares Beneficially Owned by such Shareholder Party that are outstanding from time to time, to grant or withhold a consent or approval in respect of such Shares and to execute and deliver a proxy to vote such Shares, in each case in the manner specified in Section 3.

    (b) Each Shareholder Party represents and warrants, severally but not jointly, to the Company and B that all proxies heretofore given in respect of such Shareholder Party's Owned Shares are not irrevocable and that all such proxies have been properly revoked or are no longer in effect as of the date hereof.

    (c) Each Shareholder Party hereby affirms that the irrevocable proxy set forth in this Section 6 is given by such Shareholder Party in connection with, and in consideration of, the execution of the Merger Agreement by the Company and B, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder Party under this Agreement. Each Shareholder Party hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Such Shareholder Party hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

    (d) Notwithstanding anything to the contrary set forth in this Section 6, the proxy granted in this Section 6 shall remain valid only until this Agreement terminates pursuant to Section 8 hereof.

    SECTION 7. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER PARTIES. Each Shareholder Party represents and warrants, severally but not jointly, to each of B and the Company as follows:

    (a) Such Shareholder Party has all necessary power and authority and legal capacity to execute and deliver this Agreement and perform its obligations hereunder. In the case of each Shareholder Party that is not a natural person, the execution, delivery and performance of this Agreement by such Shareholder Party and the consummation by such Shareholder Party of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder Party and no further proceedings or actions on the part of such Shareholder Party are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) This Agreement has been duly and validly executed and delivered by such Shareholder Party and constitutes the valid and binding agreement of such Shareholder Party, enforceable against such Shareholder Party in accordance with its terms.

    (c) Except as set forth on SCHEDULE A, such Shareholder Party, together with its Affiliates, is the sole Beneficial Owner of such Shareholder Party's Owned Shares. Such Shareholder Party has good title to and legal and beneficial ownership of (which may include holding in nominee or "street" name) all of such Shareholder Party's outstanding Owned Shares, free and clear of all liens, claims, options, proxies, voting agreements and security interests (other than as created by this Agreement, the Charter Documents, the Stockholders Agreement and the restrictions on Transfer under applicable Laws). The Owned Shares listed in SCHEDULE A constitute all of the capital stock of A Beneficially Owned by such Shareholder Party.

    (d) The execution and delivery of this Agreement by such Shareholder Party does not and the performance of this Agreement by such Shareholder Party will not (i) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) under any mortgage, bond, indenture, agreement, instrument or obligation to which such Shareholder Party or any of its Affiliates is a party or by which such Shareholder Party, any of its Affiliates or any of their respective properties (including the Owned Shares) is bound (or, in the case of each Shareholder Party or Affiliate thereof that is not a natural person, such Shareholder Party's or Affiliates' constituent documents), (ii) violate any Law or Order of any Governmental Authority that is binding on such Shareholder Party, any of its Affiliates or any of their respective properties.

    (e) Such Shareholder Party understands and acknowledges that B and the Company are entering into the Merger Agreement in reliance upon such Shareholder Party's execution, delivery and performance of this Agreement.

    (f) All the Owned Shares are covered by the proxies granted in Section 6 and they represent at least 80% of the Shares entitled to vote at the A Stockholders' Meeting.

    SECTION 8. TERMINATION. This Agreement shall terminate, with respect to the applicable Shareholder Party, upon the earliest of (a) the date on which all Shares Beneficially Owned by such Shareholder Party have been acquired by the Company, (b) the Effective Time and (c) the 30th day following the day on which the Merger Agreement is terminated. Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

    SECTION 9. SHAREHOLDER CAPACITY. Notwithstanding anything herein to the contrary: (a) no Shareholder Party who is or becomes, or whose Affiliate is or becomes, during the term hereof, a director or officer of A makes any representation, warranty, undertaking or agreement herein in his or her capacity as such a director or officer or with respect to such Affiliate's capacity as such a director or officer and (b) each Shareholder Party has entered into this Agreement solely in such Shareholder Party's capacity as the Beneficial Owner of Shares and nothing herein shall limit or affect any actions taken or omitted to be taken at any time by any Shareholder Party or any such Affiliate in his or her capacity as an officer or director of A.

    SECTION 10.  MISCELLANEOUS.

    (a) ENTIRE AGREEMENT; ASSIGNMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The rights and obligations under this Agreement shall not be transferred by any party without the prior written consent of the other parties.

    (b) EXPENSES. Subject to the terms of the Expense Payment Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    (c) PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and TW and their respective successors, executors, administrators, heirs and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    (d) AMENDMENT. This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; PROVIDED that B and the Company may waive compliance by any Shareholder Party with any representation, agreement or condition otherwise required to be complied with by any such party under this Agreement or release any other party from its obligations under this Agreement, but any such waiver or release shall be effective only if in writing and executed by B and the Company.

    (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt, as follows:

    if to a Shareholder Party:

               Han H. Ching
               c/o Aloha Securities & Investment Company
               Davies Pacific Center
               Suite 940
               84 Bishop Street
               Honolulu, HI 96813
               Telecopier No.:(808) 523-5600
               Attention: Han H. Ching

    with copies to:

               Shearman & Sterling
               Commerce Court West
               199 Bay Street, Suite 4405
               Toronto, Ontario M5L 1E8
               Canada Telecopier No.: (416) 360-2958
               Attention: Brice T. Voran, Esq.

    if to B:

               Hawaiian Airlines, Inc.
               3375 Koapaka Street,Suite G350
               Honolulu, HI 96819-1869
               Telecopier No.: (808) 835-3690
               Attention: General Counsel

    with copies to:

               Goodsill Anderson Quinn & Stifel
               1099 Alakea Street, Suite 1800
               Honolulu, HI 96813
               Telecopier No.: (808) 547-5880
               Attn: David Reber, Esq.

    and to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

    if to the Company:

               TurnWorks Acquisition III, Inc.
               1330 Lake Robbins Dr.
               Suite 205
               The Woodlands, TX 77380
               Telecopier No.: (281) 363-2097
               Attention: President
    with copies to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Telecopier No.: (212) 225-3999
               Attention: Michael Ryan, Esq. and Ethan Klingsberg, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    (f) VALIDITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    (g) REMEDIES. Each Shareholder Party acknowledges and agrees that in the event of any breach of this Agreement, B and the Company would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (a) each Shareholder Party will waive, in any action for specific performance, the defense of adequacy of a remedy at Law and (b) B and the Company shall each be entitled, in addition to any other remedy to which it may be entitled at Law or in equity, to compel specific performance of this Agreement. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    (h) GOVERNING LAW; JURISDICTION; WAIVER OF TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court located in the city of Wilmington if any dispute arises under this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit or proceeding relating to this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any court other than any such court, (iv) waives any right to trial by jury with respect to any action; suit or proceeding related to or arising out of this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby, (v) waives any objection to the laying of venue of any action, suit or proceeding arising out this Agreement, the Merger Agreement, the ancillary agreements or any transaction contemplated hereby or thereby in any such court, (vi) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vii) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable law.

    (i) DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    (j) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

                                                       HAWAIIAN AIRLINES, INC.

                                                       By:  /s/ PAUL J. CASEY
                                                            -----------------------------------------
                                                            Name: Paul J. Casey
                                                            Title:  Vice Chairman and Chief Executive
                                                                    Officer

                                                       By:  /s/ CHRISTINE R. DEISTER
                                                            -----------------------------------------
                                                            Name: Christine R. Deister
                                                            Title:  Executive Vice President and Chief
                                                                    Financial Officer

                                                       TURNWORKS ACQUISITION III, INC.

                                                       By:  /s/ GREGORY D. BRENNEMAN
                                                            -----------------------------------------
                                                            Name: Gregory D. Brenneman
                                                            Title:  President

                                                       ALOHA SECURITIES & INVESTMENT COMPANY, A HAWAII
                                                       LIMITED PARTNERSHIP, BY ITS GENERAL PARTNER:
                                                       ALOHA INVESTMENT COMPANY, INC.,
                                                       A HAWAII CORPORATION

                                                       By:  /s/ HAN P. CHING
                                                            -----------------------------------------
                                                            Name: Han P. Ching
                                                            Title:  President

                                                       /s/ HAN P. CHING
                                                       ---------------------------------------------
                                                       HAN P. CHING

                                                       /s/ HAN PING CHING
                                                       ---------------------------------------------
                                                       HAN PING CHING, Trustee of the Trust Agreement
                                                       dated September 21, 1983, Han Ping Ching,
                                                       Settlor (also known as Han Ping Ching, Trustee
                                                       Under Agreement of Trust Made by Han Ping Ching
                                                       dated 9/21/83, and Han P. Ching Trustee Under
                                                       Agreement of Trust Made by Han P. Ching dated
                                                       9/21/83)

                                                       Han Ping Ching, Han Hsin Ching and Earl Ming-To
                                                       Ching, Co-Trustees of the Han Ping Ching Gift
                                                       Trust dated March 6, 1992, Hung Wo Ching,
                                                       Settlor (also known as the Han Ping Ching 1992
                                                       Gift Trust Agreement dated 3/6/92):

                                                       /s/ HAN PING CHING
                                                       ---------------------------------------------
                                                       HAN PING CHING, Trustee

                                                       /s/ HAN HSIN CHING
                                                       ---------------------------------------------
                                                       HAN HSIN CHING, Trustee

                                                       /s/ EARL MING-TO CHING
                                                       ---------------------------------------------
                                                       EARL MING-TO CHING, Trustee

                                                       Han Ping Ching and Han Hsin Ching, Co-Trustees
                                                       of the Elizabeth Lau Ching Trust dated July,
                                                       10, 1986, as amended:

                                                       /s/ HAN PING CHING
                                                       ---------------------------------------------
                                                       HAN PING CHING, Trustee

                                                       /s/ HAN HSIN CHING
                                                       ---------------------------------------------
                                                       HAN HSIN CHING, Trustee

                                                       Han Hsin Ching and Han Ping Ching, Co-Trustees
                                                       of the Non-Exempt Marital Trust created
                                                       pursuant to the Hung Wo Ching Trust dated
                                                       May 1, 1978, as amended (also known as Han Hsin
                                                       Ching & Han Ping Ching as trustees of the
                                                       Nonexempt Marital Trust under the Hung Wo Ching
                                                       Trust dated 5/1/78 or successors in interest):

                                                       /s/ HAN HSIN CHING
                                                       ---------------------------------------------
                                                       HAN HSIN CHING, Trustee

                                                       /s/ HAN PING CHING
                                                       ---------------------------------------------
                                                       HAN PING CHING, Trustee

                                                       /s/ HAN P. CHING
                                                       ---------------------------------------------
                                                       HAN P. CHING, Joint Tenant with Meredith J.
                                                       Ching

                                                       /s/ MEREDITH J. CHING
                                                       ---------------------------------------------
                                                       MEREDITH J. CHING, Joint Tennant with Han P.
                                                       Ching

                                                       /s/ HAN H. CHING
                                                       ---------------------------------------------
                                                       HAN H. CHING, Custodian for Randall K.H. Ching
                                                       under the Hawaii Uniform Transfers to Minors
                                                       Act

                                                       /s/ HAN H. CHING
                                                       ---------------------------------------------
                                                       HAN H. CHING, Custodian for Shelli M.L. Ching
                                                       under the Hawaii Uniform Transfers to Minors
                                                       Act

                                                       /s/ HAN H. CHING
                                                       ---------------------------------------------
                                                       HAN H. CHING, Custodian for Laura M.C. Ching
                                                       under the Hawaii Uniform Transfers to Minors
                                                       Act

                                                       /s/ HAN H. CHING
                                                       ---------------------------------------------
                                                       HAN H. CHING, Joint Tenant with Barbara T.
                                                       Ching

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Joint Tenant with Han H.
                                                       Ching

                                                       /s/ BARABRA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Randall K.H.
                                                       Ching under the Hawaii Uniform Gifts to Minors
                                                       Act and Hawaii Uniform Transfers to Minors Act
                                                       (also known as Barbara T. Ching, Custodian for
                                                       Randall K.H. Ching under HUGMA)

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Shelli M.L.
                                                       Ching under the Hawaii Uniform Gifts to Minors
                                                       Act and Hawaii Uniform Transfers to Minors Act
                                                       (also known as Barbara T. Ching, Custodian for
                                                       Shelli M.L. Ching under HUGMA)

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Laura M.C.
                                                       Ching under the Hawaii Uniform Gifts to Minors
                                                       Act and Hawaii Uniform Transfers to Minors Act
                                                       (also known as Barbara T. Ching, Custodian for
                                                       Laura M.C. Ching under HUGMA)

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Randall K.H.
                                                       Ching under Hawaii Uniform Transfers to Minors
                                                       Act

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Shelli M.L.
                                                       Ching under the Hawaii Uniform Transfers to
                                                       Minors Act

                                                       /s/ BARBARA T. CHING
                                                       ---------------------------------------------
                                                       BARBARA T. CHING, Custodian for Laura M.C.
                                                       Ching under the Hawaii Uniform Transfers to
                                                       Minors Act

                                                       Earl Ming-To Ching, Eldon Ming-Te Ching and
                                                       Edric Ming-Kai Ching, Co-Trustees of the Ching
                                                       Perpetual Trust created on April 17, 1992
                                                       pursuant to the Myrna Lum Ching Trust dated
                                                       February 27, 1985, Myrna Lum Ching, Settlor
                                                       (also known as Earl Ming To Ching, Eldon Ming
                                                       Te Ching and Edric Ming Kai Ching, Trustees of
                                                       the Ching Perpetual Trust dated 4/17/92):

                                                       /s/ EARL MING-TO CHING
                                                       ---------------------------------------------
                                                       EARL MING-TO CHING (also known as Earl Ming To
                                                       Ching), Trustee

                                                       /s/ ELDON MING-TE CHING
                                                       ---------------------------------------------
                                                       ELDON MING-TE CHING (also known as Eldon Ming
                                                       Te Ching), Trustee

                                                       /s/ EDRIC MING-KAI CHING
                                                       ---------------------------------------------
                                                       EDRIC MING-KAI CHING (also known as Edric Ming
                                                       Kai Ching), Trustee

                                                       /s/ EARL MING-TO CHING
                                                       ---------------------------------------------
                                                       EARL MING-TO CHING, Trustee of the Earl Ming-To
                                                       Ching Gift Trust dated February 1, 1992, Myrna
                                                       Lum Ching, Settlor (also known as Earl Ming To
                                                       Ching Trustee Under Earl Ming To Ching Gift
                                                       Trust Dated 2/1/92, and Earl Ming-To Ching,
                                                       Trustee Under the Earl Ming-To Ching Gift Trust
                                                       Agreement dated 2/1/92)

                                                       /s/ EARL MING-TO CHING
                                                       ---------------------------------------------
                                                       EARL MING-TO CHING, Trustee and Settlor of the
                                                       Revocable Living Trust Agreement dated
                                                       September 19, 1989, as amended (also known as
                                                       Earl Ming-To Ching, Trustee of the Earl Ming-To
                                                       Ching Revocable Living Trust dated 9/19/89 as
                                                       amended, and Earl Ming-To Ching, Trustee Under
                                                       the Earl Ming-To Ching Revocable Living Trust
                                                       dated 9/19/89 as amended)

                                                       /s/ EDRIC MING-KAI CHING
                                                       ---------------------------------------------
                                                       EDRIC MING-KAI CHING, Trustee of the Edric
                                                       Ming-Kai Ching Gift Trust dated February 1,
                                                       1992, Myrna Lum Ching, Settlor (also known as
                                                       Edric Ming Kai Ching, Trustee of the Edric Ming
                                                       Kai Ching Gift Trust dated 2/1/92, and Edric
                                                       Ming-Kai Ching, Trustee Under the Edric Ming
                                                       Kai Ching Gift Trust Agreement dated 2/1/92)

                                                       /s/ EDRIC MING-KAI CHING
                                                       ---------------------------------------------
                                                       EDRIC MING-KAI CHING, Trustee and Settlor of
                                                       the Revocable Living Trust Agreement dated
                                                       September 18, 1989, as amended (also known as
                                                       Edric Ming-Kai Ching, Trustee of the Edric
                                                       Ming-Kai Ching Revocable Living Trust dated
                                                       9/19/89 as amended)

                                                       /s/ ELDON MING-TE CHING
                                                       ---------------------------------------------
                                                       ELDON MING-TE CHING, Trustee of the Eldon
                                                       Ming-Te Ching Gift Trust dated February 1,
                                                       1992, Myrna Lum Ching, Settlor (also known as
                                                       Eldon Ming Te Ching, Trustee of the Eldon Ming
                                                       Te Ching Gift Trust dated 2/1/92, and Eldon
                                                       Ming-Te Ching, Trustee Under the Eldon Ming-Te
                                                       Ching Gift Trust Agreement dated 2/1/92)

                                                       /s/ ELDON MING-TE CHING
                                                       ---------------------------------------------
                                                       ELDON MING-TE CHING, Trustee and Settlor of the
                                                       Revocable Living Trust Agreement dated
                                                       September 18, 1989, as amended (also known as
                                                       Eldon Ming-Te Ching, Trustee of the Eldon
                                                       Ming-Te Ching Revocable Living Trust dated
                                                       9/19/89 as amended, and Eldon Ming-Te Ching,
                                                       Trustee Under the Eldon Ming-Te Ching Revocable
                                                       Living Trust dated 9/19/89 as amended)

                                                       Louise K. Y. Ing and First Hawaiian Bank,
                                                       Co-Trustees of the Marital Trust created
                                                       pursuant to the Sheridan C.F. Ing Self Trusteed
                                                       Trust dated May 21, 1987, Sheridan C. F. Ing,
                                                       Settlor, as amended:

                                                       /s/ LOUISE K.Y. ING
                                                       ---------------------------------------------
                                                       LOUISE K.Y. ING, Trustee

                                                       FIRST HAWAIIAN BANK, TRUSTEE

                                                       By:  /s/ THOMAS F. SANDOZ
                                                            -----------------------------------------
                                                            Name: Thomas F. Sandoz
                                                            Title:  Vice President

                                                       Louise K. Y. Ing and First Hawaiian Bank,
                                                       Co-Trustees of the Family Trust created
                                                       pursuant to the Sheridan C.F. Ing Self Trusteed
                                                       Trust dated May 21, 1987, Sheridan C. F. Ing,
                                                       Settlor, as amended (also known as the Sheridan
                                                       Ing Generation Skipping Trust):

                                                       /s/ LOUISE K.Y. ING
                                                       ---------------------------------------------
                                                       LOUISE K.Y. ING, Trustee

                                                       FIRST HAWAIIAN BANK, Trustee

                                                       By:  /s/ THOMAS F. SANDOZ
                                                            -----------------------------------------
                                                            Name: Thomas F. Sandoz
                                                            Title:  Vice President

                                   SCHEDULE A
                              SHAREHOLDER PARTIES

                                                               CLASS A     CLASS B    SERIES B
                                                               COMMON      COMMON     PREFERRED
PARTY                                                          SHARES      SHARES      SHARES
-----                                                         ---------   ---------   ---------
Aloha Securities & Investment Company.......................  3,427,915

Han P. Ching................................................                 25,025

Han Ping Ching, Trustee of the Trust Agreement dated
  September 21, 1983, Han Ping Ching, Settlor...............                195,215       560

Han Ping Ching, Han Hsin Ching and Earl Ming-To Ching,
  Co-Trustees of the Han Ping Ching 1992 Gift Trust dated
  March 6, 1992, Hung Wo Ching, Settlor.....................                 68,250

Han Ping Ching and Han Hsin Ching, Co-Trustees of the
  Elizabeth Lau Ching Trust dated July 10, 1986, as
  amended...................................................                 50,401

Han Hsin Ching and Han Ping Ching, Co-Trustees of the
  Non-Exempt Marital Trust created under the Hung Wo Ching
  Trust dated May 1, 1978, as amended.......................                 83,382        41

Han P. Ching and Meredith J. Ching, as Joint Tenants........                              804

Han H. Ching, Custodian for Randall K.H. Ching under the
  Hawaii Uniform Transfers to Minors Act....................                              110

Han H. Ching, Custodian for Shelli M.L. Ching under the
  Hawaii Uniform Transfers to Minors Act....................                              110

Han H. Ching, Custodian for Laura M.C. Ching under the
  Hawaii Uniform Transfers to Minors Act....................                              110

Han H. Ching and Barbara T. Ching, as Joint Tenants.........                237,088       495

Barbara T. Ching............................................                 76,141

Barbara T. Ching, Custodian for Randall K.H. Ching under the
  Hawaii Uniform Gifts to Minors Act and Hawaii Uniform
  Transfers to Minors Act...................................                111,085

Barbara T. Ching, Custodian for Shelli M.L. Ching under the
  Hawaii Uniform Gifts to Minors Act and Hawaii Uniform
  Transfers to Minors Act...................................                111,085

Barbara T. Ching, Custodian for Laura M.C. Ching under the
  Hawaii Uniform Gifts to Minors Act and Hawaii Uniform
  Transfers to Minors Act...................................                111,059

Barbara T. Ching, Custodian for Randall K.H. Ching under
  Hawaii Uniform Transfers to Minors Act....................                              212

Barbara T. Ching, Custodian for Shelli M.L. Ching under the
  Hawaii Uniform Transfers to Minors Act....................                              212

Barbara T. Ching, Custodian for Laura M.C. Ching under the
  Hawaii Uniform Transfers to Minors Act....................                              213

Earl Ming-To Ching, Eldon Ming-Te Ching, and Edric Ming-Kai
  Ching, Co-Trustees of the Ching Perpetual Trust created on
  April 17, 1992 pursuant to the Myrna Lum Ching Trust dated
  February 27, 1985, Myrna Lum Ching, Settlor...............                140,817

Earl Ming-To Ching, Trustee of the Earl Ming-To Ching Gift
  Trust dated February 1, 1992, Myrna Lum Ching, Settlor....                 37,626       114

Earl Ming-To Ching, Trustee and Settlor of the Revocable
  Living Trust dated September 19, 1989, as amended.........                132,191       391

                                                               CLASS A     CLASS B    SERIES B
                                                               COMMON      COMMON     PREFERRED
PARTY                                                          SHARES      SHARES      SHARES
-----                                                         ---------   ---------   ---------
Edric Ming-Kai Ching, Trustee of the Edric Ming Kai Ching
  Gift Trust dated February 1, 1992, Myrna Lum Ching,
  Settlor...................................................                 37,633       114

Edric Ming-Kai Ching, Trustee and Settlor of the Revocable
  Living Trust dated September 18, 1989, as amended.........                118,489       346

Eldon Ming-Te Ching, Trustee of the Eldon Ming-Te Ching Gift
  Trust dated February 1, 1992, Myrna Lum Ching, Settlor....                 37,626       114

Eldon Ming-Te Ching, Trustee and Settlor of the Revocable
  Living Trust dated September 18, 1989, as amended.........                130,429       386

Louise K. Y. Ing and First Hawaiian Bank, Co-Trustees of the
  Marital Trust created pursuant to the Sheridan C.F. Ing
  Self Trusteed Trust dated May 21, 1987, Sheridan C.F. Ing,
  Settlor, as amended.......................................    471,427     425,880

Louise K. Y. Ing and First Hawaiian Bank, Co-Trustees of the
  Family Trust created pursuant to the Sheridan C.F. Ing
  Self Trusteed Trust dated May 21, 1987, Sheridan C.F. Ing,
  Settlor, as amended.......................................                270,270

Total Number of Shares Committed in Each Class..............  3,899,342   2,399,692     4,332

Total Number of Shares in Each Class........................  4,442,992   2,927,174     5,308

Percentage of Shares Committed under Voting Agreement.......       87.8%       82.0%     81.6%

                                                                     APPENDIX XI

                         PART XIV. DISSENTERS' RIGHTS.

                            ------------------------

              A.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SECTION 414-341. DEFINITIONS.

    As used in this part:

    "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

    "Dissenter" means a shareholder who is entitled to dissent from corporate action under sections 414-342 and who exercises that right when and in the manner required by sections 414-351 to 414-359.

    "Fair value," with respect to a dissenters' shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

    "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

    "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    "Shareholder" means the record shareholder or the beneficial shareholder.

SECTION 414-342. RIGHT TO DISSENT.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

    (1) Consummation of a plan of merger to which the corporation is a party:

       (A) If shareholder approval is required for the merger by
           section 414-313 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

       (B) If the corporation is a subsidiary that is merged with its parent under section 414-314;

    (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenters' shares because it:

       (A) Alters or abolishes a preferential right of the shares;

       (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

       (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

       (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

       (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 414-74;

    (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

    (6) Consummation of a plan of conversion to which the corporation is the converting entity, if the shareholder is entitled to vote on the plan.

(b) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this part may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECTION 414-343. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

(a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenters' other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

    (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    (2) The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

                            ------------------------

               B.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SECTION 414-351. NOTICE OF DISSENTERS' RIGHTS.

(a) If proposed corporate action creating dissenters' rights under section 414-342 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this part and be accompanied by a copy of this part.

(b) If corporate action creating dissenters' rights under section 414-342 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sections 414-353.

SECTION 414-352. NOTICE OF INTENT TO DEMAND PAYMENT.

(a) If proposed corporate action creating dissenters' rights under section 414-342 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

    (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

    (2) Must not vote the shareholder's shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this part.

SECTION 414-353. DISSENTERS' NOTICE.

(a) If proposed corporate action creating dissenters' rights under section 414-342 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 414-352.

(b) The dissenters' notice must be sent no later than ten days after the corporate action was taken, and must:

    (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

    (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered; and

    (5) Be accompanied by a copy of this part.

SECTION 414-354. DUTY TO DEMAND PAYMENT.

(a) A shareholder sent a dissenters' notice described in sections 414-353 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to sections 414-353(b)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this part.

SECTION 414-355. SHARE RESTRICTIONS.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 414-357.

(b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SECTION 414-356. PAYMENT.

(a) Except as provided in section 414-358, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 414-354 the amount the corporation estimates to be the fair value of the dissenters' shares, plus accrued interest.

(b) The payment must be accompanied by:

    (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    (2) A statement of the corporation's estimate of the fair value of the shares;

    (3) An explanation of how the interest was calculated;

    (4) A statement of the dissenters' right to demand payment under section 414-359; and

    (5) A copy of this part.

SECTION 414-357. FAILURE TO TAKE ACTION.

(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under sections 414-353 and repeat the payment demand procedure.

SECTION 414-358. AFTER-ACQUIRED SHARES.

(a) A corporation may elect to withhold payment required by section 414-356 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection
    (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenters' demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment under section 414-359.

SECTION 414-359. PROCEDURE IF SHAREHOLDER IS DISSATISFIED WITH PAYMENT OR OFFER.

(a) A dissenter may notify the corporation in writing of the dissenters' own estimate of the fair value of the dissenters' shares and amount of interest due, and demand payment of the dissenters' estimate (less any payment under section 414-356), or reject the corporation's offer under section 414-358 and demand payment of the fair value of the dissenters' shares and interest due, if:

    (1) The dissenter believes that the amount paid under section 414-356 or offered under section 414-358 is less than the fair value of the dissenters' shares or that the interest due is incorrectly calculated;

    (2) The corporation fails to make payment under section 414-356 within sixty days after the date set for demanding payment; or

    (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b) A dissenter waives the dissenters' right to demand payment under this section unless the dissenter notifies the corporation of the dissenters' demand in writing under subsection (a) within thirty days after the corporation made or offered payment for the dissenters' shares.

                            ------------------------

                       C.  JUDICIAL APPRAISAL OF SHARES.

SECTION 414-371. COURT ACTION.

(a) If a demand for payment under section 414-359 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

    (1) For the amount, if any, by which the court finds the fair value of the dissenters' shares, plus interest, exceeds the amount paid by the corporation; or

    (2) For the fair value, plus accrued interest, of the dissenters' after-acquired shares for which the corporation elected to withhold payment under section 414-358.

SECTION 414-372. COURT COSTS AND COUNSEL FEES.

(a) The court in an appraisal proceeding commenced under section 414-371 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 414-359.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

    (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 414-351 to 414-359; or

    (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of Title 8 of the General Corporation Law of the State of Delaware ("GCL") gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed by the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe his or her conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the GCL further provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

    The Registrant's by-laws contain specific authority for indemnification by the Registrant of current and former directors, officers, employees or agents of the Registrant on terms that have been derived from Section 145 of Title 8 of the GCL.

ITEM 21. EXHIBITS

    The following exhibits are filed as part of this Registration Statement (unless as otherwise indicated):

    2.1        Agreement and Plan of Merger among Aloha Airgroup, Inc.,
               Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and
               TurnWorks, Inc. dated as of December 19, 2001 (included as
               Appendix I to the joint proxy statement/prospectus)

    3.1        Certificate of Incorporation of TurnWorks Acquisition III,
               Inc. and Amendment thereto*

    3.2        By-laws of TurnWorks Acquisition III, Inc.*

    3.3        Form of Amended and Restated Certificate of Incorporation of
               Aloha Holdings, Inc. (included as Appendix IV to the joint proxy statement/prospectus)

    3.4        Form of Amended By-laws of Aloha Holdings, Inc. (included as
               Appendix V to the joint proxy statement/prospectus)

    3.5        Restated Articles of Incorporation of Hawaiian Airlines,
               Inc. (Filed as Exhibit 3(a) to the Registration Statement on
               Form S-3 filed by Hawaiian Airlines, Inc. on December 31,
               1998.)***

    3.6        Amended and Restated Bylaws of the Hawaiian Airlines, Inc.
               (Filed as Exhibit 3.1 to the Form 8-K filed by Hawaiian
               Airlines, Inc. on September 14, 1998.)***

    3.7 Articles of Incorporation of Aloha Airgroup, Inc., as amended*

    3.8        Bylaws of Aloha Airgroup, Inc.*

    3.9.1      Certificate of Incorporation of TurnWorks Acquisition III
               Sub A, Inc.*

    3.9.2      Certificate of Incorporation of TurnWorks Acquisition III
               Sub B, Inc.*

    3.9.3      Certificate of Formation of TurnWorks Acquisition III
               Sub C, LLC*

    3.9.4      Certificate of Formation of TurnWorks Acquisition III
               Sub D, LLC*

    4.1        Form of certificate for share of common stock of Aloha
               Holdings, Inc.**

    4.2 Form of certificate for share of special preferred stock of Aloha Holdings, Inc.**

    4.3        Form of 8% Senior Note due 2008 of Aloha Holdings, Inc.
               (included in the Indenture filed as Exhibit 4.5)**

    4.4        Form of Indenture between Aloha Holdings, Inc. and [      ],
               as Trustee, relating to 8% Senior Subordinated Notes due
               2008**

    4.5        Form of certificate for share of common stock of Hawaiian
               Airlines, Inc.**

    4.6        Form of certificate for share of Series B Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.7        Form of certificate for share of Series C Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.8        Form of certificate for share of Series D Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.9        Form of certificate for share of Series E Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.10       Form of certificate for share of common stock of Aloha
               Airgroup, Inc.*

    4.11       Form of certificate for share of Series B 7% Convertible
               Cumulative Participating Preferred Stock of Aloha
               Airgroup, Inc.*

    4.12       Form of certificate for share of Series C 10% Exchangeable
               Preferred Stock of Aloha Airgroup, Inc.*

    4.13       Form of certificate for share of common stock of Aloha
               Holdings, Inc.**

    4.14       Rights Agreement dated as of December 23, 1994. (Filed as
               Exhibit 1 to the Form 8-K filed by Hawaiian Airlines, Inc.
               on December 23, 1994.)***

    4.15 Amendment No. 1 dated as of May 4, 1995 to Rights Agreement dated as of December 23, 1994 by and between Hawaiian
               Airlines, Inc. and Chemical Trust Company of California.
               (Filed as Exhibit 4 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on August 14, 1995.)***

    4.16 Amendment No. 2 to the Rights Agreement, as amended, dated as of January 31, 1996 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (Filed as
               Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on April 1, 1996.)***

    4.17 Amendment No. 3 to the Rights Agreement, as amended, dated as of May 21, 1998, by and between Hawaiian Airlines, Inc.
               and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Trust Company of California. (Filed as Exhibit 4 to Amendment No. 2 to the Registration Statement on Form 8-A filed by Hawaiian Airlines, Inc. on May 22, 1998.)***

    4.18 Amendment No. 4 to the Rights Agreement, as amended, dated as of August 28, 1998, by and between Hawaiian Airlines, Inc. and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Trust Company of California. (Filed as
               Exhibit 4.1 to the Form 8-K filed by Hawaiian Airlines,
               Inc. on September 14, 1998.)***

    4.19 1994 Stock Option Plan, as amended. (Filed as Exhibit 4 to the Registration Statement on Form S-8 filed by Hawaiian
               Airlines, Inc. on November 15, 1995.)***

    4.20       Amendment No. 1 to 1994 Stock Option Plan dated as of May 4,
               1995 (Filed as Exhibit 4 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on August 14, 1995.)***

    4.21 Amendment No. 2 to 1994 Stock Option Plan, as amended, dated as of December 8, 1995. (Filed as Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc. on April 1, 1996.)***

    4.22 Rightsholders Agreement dated as of January 31, 1996, by and among Hawaiian Airlines, Inc., Airline Investors
               Partnership, L.P., AMR Corporation, Martin Anderson and
               Robert Midkiff. (Filed as Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc. on April 1, 1996.)***

    4.23       1996 Stock Incentive Plan, as amended. (Filed as Exhibit 4 to Amendment No. 1 to the Registration Statement on Form S-2 filed by Hawaiian Airlines, Inc. on July 12, 1996.)***

    4.24       Aloha Airgroup Inc. 1992 Stock Option Plan*

    5.1 Opinion of Cleary, Gottlieb, Steen & Hamilton as to the legality of the issuance of the shares of common stock and the notes offered hereby**

    8.1        Opinion of Shearman & Sterling as to U.S. tax matters**

    8.2        Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to
               U.S. tax matters**

    9.1        Aloha Stockholders' Voting Trust Agreement*

   10.1        Agreement and Plan of Merger among AIP General Partner,
               Inc., AIP, Inc., TurnWorks Acquisition III, Inc. and
               TurnWorks, Inc. dated as of December 19, 2001 (filed as
               Appendix VIII to the joint proxy statement/prospectus)

   10.2        Voting Agreement among Airline Investors Partnership, L.P.,
               Aloha Airgroup, Inc. and TurnWorks Acquisition III, Inc.
               dated as of December 19, 2001 (filed as Appendix IX to the joint proxy statement/prospectus)

   10.3        Voting Agreement among the shareholders of Aloha Airgroup,
               Inc. named therein, Hawaiian Airlines, Inc. and TurnWorks
               Acquisition III, Inc. dated as of December 19, 2001 (filed as Appendix X to the joint proxy statement/prospectus)

   10.4        Aloha Holdings, Inc. 2002 Stock Incentive Plan (filed as
               Appendix II to the joint proxy statement/prospectus)

   10.5        Form of Stockholders Agreement among TurnWorks Acquisition
               III, Inc., Turnworks, Inc., an affiliate of Airline
               Investors Partnership, L.P. and a voting trust for the benefit of the principal shareholders of Aloha Airgroup, Inc. (filed as Appendix VI to the joint proxy statement/prospectus)

   10.6        Form of Registration Rights Agreement among Aloha Holdings,
               Inc., Turnworks, Inc., an affiliate of Airline Investors
               Partnership, L.P., Smith Management LLC and a voting trust for the benefit of the principal shareholders of Aloha
               Airgroup, Inc. (filed as Appendix VII to the joint proxy statement/prospectus)

   10.7        Advisory Agreement between TurnWorks Acquisition III, Inc.
               and TurnWorks, Inc. dated as of December 19, 2001*

   10.8        Advisory Services Agreement among Hawaiian Airlines, Inc.
               and Smith Management LLC and John W. Adams dated as of
               December 19, 2001*

   10.9        Advisory Agreement between TurnWorks Acquisition III, Inc.
               and Mercer Management Consulting, Inc. dated as of December
               19, 2001*

   10.10       Management Service Agreement between TurnWorks Acquisition
               III, Inc. and TurnWorks, Inc. dated as of December 19, 2001*

   10.11       Stock Vesting Agreement between TurnWorks Acquisition III,
               Inc. and TurnWorks, Inc. dated as of December 19, 2001*

   10.12       Employment Agreement between TurnWorks Acquisition III, Inc.
               and Gregory D. Brenneman dated as of December 19, 2001*

   10.13       Stock Purchase Agreement between the shareholders of Aloha
               Airgroup, Inc. named therein and Hawaiian Airlines, Inc.
               dated as of December 19, 2001*

   10.14 Stock Purchase Agreement between the Pacific Century Trust, as trustee of the Aloha Airgroup, Inc. Non-Pilots Pension
               Trust and Hawaiian Airlines, Inc. dated as of December 19,
               2001*

   10.15 Stockholder Assumption Agreement among the shareholders of Aloha Airgroup, Inc. named therein, Glenn R. Zander and
               Brenda F. Cutwright dated as of December 19, 2001*

   10.16       Amendment to Employment Agreement between Aloha Airgroup,
               Inc. and Glenn R. Zander dated as of December 19, 2001*

   10.17       Amendment to Employment Agreement between Aloha Airgroup,
               Inc. and Brenda F. Cutwright dated as of December 19, 2001*

   10.18       Code Share Agreement, dated January 6, 1997, between
               Hawaiian Airlines, Inc. and Wings West Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 1997.)***

   10.19       Amendment No. 1 to Code Share Agreement, dated as of January
               21, 1997, between Hawaiian Airlines, Inc. and Wings West
               Airlines, Inc. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 1997.)***

   10.20 Aircraft Lease Agreement, dated as of January 3, 1997, between Hawaiian Airlines, Inc. and American Airlines, Inc.
               (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on May 15, 1997, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.21 Employment Agreement, effective as of April 14, 1997, between Hawaiian Airlines, Inc. and Paul John Casey. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines,
               Inc. on May 15, 1997.)***

   10.22       Code Share Agreement, dated July 15, 1997, between Hawaiian
               Airlines, Inc. and American Airlines, Inc. (Filed as Exhibit
               10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               August 8, 1997.)***

   10.23 Employment Agreement, effective as of December 15, 1997, between Hawaiian Airlines, Inc. and John B. Happ. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 31, 1998.)***

   10.24       Employment Agreement, effective as of March 1, 1998, between
               Hawaiian Airlines, Inc. and Ruthann S. Yamanaka. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 31, 1998.)***

   10.25       Aircraft Lease Agreement dated as of May 9, 1997, between
               American Airlines, Inc. and Hawaiian Airlines, Inc. (Filed as Exhibit 10 to the Form 10-K filed by Hawaiian Airlines,
               Inc. on March 31, 1998, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.26 Aircraft Lease Agreement dated as of December 12, 1997, between American Airlines, Inc. and Hawaiian Airlines, Inc.
               (Filed as Exhibit 10 to the Form 10-K filed by Hawaiian
               Airlines, Inc. on March 31, 1998, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.27       Form of Passenger Aircraft Charter Agreement dated November
               9, 1997, effective February 1, 1998 between Hawaiian
               Vacations, Inc. and Hawaiian Airlines, Inc. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 29, 1999.)***

   10.28       Aircraft Maintenance Services Agreement dated as of October
               26, 1999 by and between Hawaiian Airlines, Inc. and
               Continental Airlines, Inc. (Filed as Exhibit 10(8) to the
               Form 10-K filed by Hawaiian Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.29       Agreement between U.S. Bank National Association and
               Hawaiian Airlines, Inc., effective date December 31, 1999.
               (Filed as Exhibit 10(9) to the Form 10-K filed by Hawaiian
               Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.30       Aircraft General Terms Agreement AGTA-HWI between The Boeing
               Company and Hawaiian Airlines, Inc., dated as of December
               31, 1999. (Filed as Exhibit 10(10) to the Form 10-K filed by
               Hawaiian Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.31       Further Letter Agreements relating to Purchase Agreement
               Number 2252 (Supplemental Agreement No. 1 and Other
               Matters). (Filed as Exhibit 10.1 to the Form 10-Q filed by
               Hawaiian Airlines, Inc. on May 5, 2000.)***

   10.32       Commercial Cooperation Agreement between Northwest Airlines,
               Inc. and Hawaiian Airlines, Inc., the Partner Agreement between NW and Hawaiian Airlines, Inc., and the Multilateral
               Prorate Agreement among Hawaiian Airlines, Inc., Northwest
               Airlines, Inc., and KLM Royal Dutch Airways, all dated May
               17, 2000. (Filed as Exhibit 99-2 to the Form 10-Q filed by
               Hawaiian Airlines, Inc. on August 10, 2000, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.33       Employment Agreement for Robert W. Zoller, Jr. as Executive
               Vice President-Operations and Service, effective as of December 1, 1999. (Filed as Exhibit 99-3 to the Form 10-Q filed by Hawaiian Airlines, Inc. on August 10, 2000.)***

   10.34       Deferred Advance Payments Letter Agreement relating to
               Purchase Agreement Number 2252. (Filed as Exhibit 99-4 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               August 10, 2000, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.35       Sublease Agreement 084 dated as of December 8, 2000 between
               Continental Airlines, Inc. and Hawaiian Airlines, Inc.
               (Filed as Exhibit 10(14) to the Form 10-K filed by Hawaiian
               Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.36       Employment Agreement for Christine Deister as Executive Vice
               President-Chief Financial Officer-Treasurer, effective as of March 1, 2001. (Filed as Exhibit 1.1 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 2001.)***

   10.37       Lease Agreement N475HA dated February 28, 2001, between
               First Security Bank, N.A. and Hawaiian Airlines, Inc., for one Boeing 717-200 aircraft. (Filed as Exhibit 1.2 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc." has also entered into a Lease Agreement N476HA dated March 14, 2001 with First Security Bank, N.A. and a Lease Agreement N481HA dated July 26, 2001, a Lease Agreement N482HA dated August
               13, 2001, a Lease Agreement N483HA dated August 27, 2001 and a Lease Agreement N484HA dated September 12, 2001, each between Wells Fargo Bank, Northwest, N.A. (successor to
               First Security Bank, N.A.) and Hawaiian Airlines, Inc., each for one Boeing 717-200 aircraft, which leases are substantially identical to Lease Agreement N475HA, except with respect to the aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc., has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.38 Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June 8, 2001, for one Boeing Model 767-33AER aircraft, Manufacturer's Serial Number 28140. (Filed as
               Exhibit 1.3 to the Form 10-Q filed by Hawaiian Airlines,
               Inc. on August 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)
               (Hawaiian Airlines, Inc." has also entered into a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June 8, 2001 for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 28141 and a Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June
               8, 2001 for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 28139, which lease agreements are substantially identical to Lease Agreement 28140, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.39       Lease Agreement between International Lease Finance
               Corporation and Hawaiian Airlines, Inc., dated as of July
               16, 2001, for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 24257. (Filed as Exhibit 1.3 to the Form 10-Q filed by Hawaiian Airlines, Inc. on August 14,
               2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc. has also entered into a Lease Agreement between International Lease Finance Corporation and Hawaiian
               Airlines, Inc., dated as of July 16, 2001 for one Boeing
               Model 767-33AER aircraft, Manufacturer's Serial Number
               24258, a Lease Agreement between International Lease Finance
               Corporation and Hawaiian Airlines, Inc., dated as of July
               16, 2001, for one Boeing Model 767-33 AER aircraft,
               Manufacturer's Serial Number 25531 and a Lease Agreement between International Lease Finance Corporation and Hawaiian
               Airlines, Inc., dated as of July 16, 2001, for one Boeing
               Model 767-33 AER aircraft, Manufacturer's Serial Number
               24259, which lease agreements are substantially identical to Lease Agreement 24257, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.40 Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model
               767-33AER aircraft, Manufacturer's Serial Number 33421.
               (Filed as Exhibit 1.5 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc. has also entered into a Lease Agreement between AWMSI and Hawaiian Airlines,
               Inc., dated as of September 20, 2001 for one Boeing Model
               767-33AER aircraft, Manufacturer's Serial Number 33422, a
               Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33
               AER aircraft, Manufacturer's Serial Number 33423, a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial

               Number 33424 and a Lease Agreement between AWMSI and
               Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial
               Number 33425, which lease agreements are substantially identical to Lease Agreement 33421, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item
               601, Instruction 2, these lease agreements have not been filed).***

   10.41 Lease Agreement between BCC Equipment Leasing Corporation and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33AER aircraft, Manufacturer's
               Serial Number 33426. (Filed as Exhibit 1.6 to the Form 10-Q filed by Hawaiian Airlines, Inc. on November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc. has also entered into a Lease Agreement between BCC
               Equipment Leasing Corporation and Hawaiian Airlines, Inc., dated as of September 20, 2001 for one Boeing
               Model 767-33AER aircraft, Manufacturer's Serial
               Number 33427, a Lease Agreement between BCC Equipment
               Leasing Corporation and Hawaiian Airlines, Inc., dated as of
               September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial Number 33428 and a Lease
               Agreement between BCC Equipment Leasing Corporation and
               Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial
               Number 33429, which lease agreements are substantially identical to Lease Agreement 33426, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item
               601, Instruction 2, these lease agreements have not been filed).***

   10.42       CodeShare Agreement dated July 1, 2001 between Hawaiian
               Airlines, Inc. and Alaska Airlines, Inc. (Filed as Exhibit
               1.7 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.43 PW4060 Engine Fleet Management Program Agreement (767) between United Technologies Corporation, acting through its Pratt & Whitney Division, and Hawaiian Airlines, Inc., dated as of October 5, 2001.**

   10.44       Employment agreement, as amended and restated as of December
               1, 1995; and as further amended November 1, 2000, by and between Aloha Airgroup, Inc. and Glenn R. Zander.*

   10.45       Employment agreement, as amended and restated as of January
               1, 1997, by and between Aloha Airgroup, Inc. and Brenda F.
               Cutwright.*

   10.46       Amended and Restated Loan Agreement -- 1996 between First
               Hawaiian Bank, Bank of Hawaii and Aloha Airlines, Inc. dated as of December 31, 1996; as amended; and related agreements.*

   10.47       Loan Agreement ($20 million Term Loan) between First
               Hawaiian Bank and Aloha Airgroup, Inc. dated as of September
               8, 2000; as amended; and related agreements.*

   10.48       Aircraft Lease Agreement between First Security Bank,
               National Association, a national banking association, not in its individual capacity but solely as owner trustee and Aloha Airlines, Inc. dated as of October 9, 1996 with respect to one Boeing Model 737-230 Aircraft, bearing manufacturer's serial no. 22117, and U.S. registration number N818AL; as amended; and related agreements.*+

   10.49       Aircraft Lease Agreement between Bank of Hawaii and Aloha
               Airlines, Inc. dated as of September 27, 1996 with respect to one Boeing Model 737-230 Aircraft, bearing manufacturer's serial no. 23155, and U.S. registration number N821AL; as amended and assigned; and related agreements.*

   10.50       Lease Agreement 802 between ACG Acquisition VIII LLC and
               Aloha Airlines, Inc. dated as of January 15, 1997 with respect to one Boeing Model 737-2S5C Aircraft, bearing manufacturer's serial no. 22148, and U.S. registration number N802AL; as amended; and related agreements.*

   10.51       Lease Agreement 804 between ACG Acquisition VIII LLC and
               Aloha Airlines, Inc. dated as of January 22, 1997 with respect to one Boeing Model 737-2Q9 Aircraft, bearing manufacturer's serial no. 21719, and U.S. registration number N804AL; as amended; and related agreements.*

   10.52       Aircraft Lease Agreement between Fleet National Bank, a
               National Banking Association, not in its individual capacity, but solely as Trustee for the benefit of Aircraft
               No. 2, LLC and Aloha Airlines, Inc. dated as of August 11,
               1997 with respect to one Boeing Model 737-282A Aircraft, bearing manufacturer's serial no. 23045, and U.S.
               registration number N824AL; as amended and assigned; and related agreements.*+

   10.53       Aircraft Lease Agreement between Fleet National Bank, a
               National Banking Association, not in its individual capacity, but solely as Trustee for the benefit of Aircraft
               No. 1, L.L.C. and Aloha Airlines, Inc. dated as of August
               11, 1997 with respect to one Boeing Model 737-282C Aircraft, bearing manufacturer's serial no. 23051, and U.S.
               registration number N826AL; and related agreements.*+

   10.54       Lease Agreement regarding Boeing 737-2Y5 Aircraft between
               First Security Bank of Utah, National Association, not in its individual capacity but solely as owner Trustee and Aloha Airlines, Inc. dated as of March 22, 1995 with respect to one Boeing Model 737-2Y5 Aircraft, bearing manufacturer's serial no. 24031, and U.S. registration number N810AL; as amended and restated; and related agreements.*+

   10.55       Aircraft Lease Agreement between Ajet, Inc. and Aloha
               Airlines, Inc. dated as of May 31, 1995 with respect to one
               Boeing Model 737-2X6QC Aircraft, bearing manufacturer's serial no. 23122, and U.S. registration number N816AL; as amended; and related agreements.*

   10.56       Aircraft Lease Agreement between Bjet, Inc. and Aloha
               Airlines, Inc. dated as of October 23, 1995 with respect to one Boeing Model 737-2X6C Aircraft, bearing manufacturer's serial no. 23292, and U.S. registration number N817AL; as amended; and related agreements.*

   10.57       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of February 22, 2000 with respect to one de Havilland Model Dash 8-102, bearing manufacturer's serial no. 026 and U.S. registration no.
               N808WP (fka N812PH); and related agreements.*+

   10.58       Lease Agreement between Wilmington Trust Company, as Owner
               Trustee and Aloha Airlines, Inc. dated as of August 4, 1999 with respect to one Boeing 737-73A Aircraft, bearing manufacturer's serial no. 28499 and U.S. registration no.
               N738AL; as amended; and related agreements.*+

   10.59       Aircraft Lease Agreement between First Security Bank,
               National Association, a national banking association, not in its individual capacity but solely as owner trustee and Aloha Airlines, Inc. dated as of August 13, 1996 with respect to one Boeing Model 737-230ADV Aircraft, bearing manufacturer's serial no. 22138, and U.S. registration number N820AL; as amended; and related agreements.*+

   10.60       Lease Agreement between Compass Capital Corporation. and
               Aloha Airlines, Inc. dated as of September 15, 1999 with respect to one Boeing Model 737-200A Aircraft, bearing manufacturer's serial no. 23443, and U.S. registration number N807AL; as amended; and related agreements.*+

   10.61       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of March 26, 1998 with respect to one de Havilland Model Dash 8-103 Aircraft
               (reflected on the FAA records as DHC-8-102), bearing manufacturer's serial no. 353 and U.S. registration no.
               N805WP; and related agreements.*+

   10.62       Lease Agreement between Compass Capital Corporation and
               Aloha Airlines, Inc. dated as of October 15, 1999 with respect to one Boeing Model 737-QT4 Aircraft, bearing manufacturer's serial no. 23445, and U.S. registration number N808AL; as amended; and related agreements.*+

   10.63       Aircraft Lease Agreement PHC 90-047 WKH between Polaris
               Holding Company and Aloha Airlines, Inc. dated as of July
               16, 1990 with respect to one Boeing Model 737-2M6C Aircraft, bearing manufacturer's serial no. 21809, and U.S.
               registration number N805AL; as amended; and related agreements.*+

   10.64       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of May 29, 1998 with respect to one de Havilland Model Dash 8-103 Aircraft (reflected on the FAA records as DHC-8-102), bearing manufacturer's serial no. 357 and U.S. registration no. N806WP (fka N854MA); and related agreements.*+

   10.65       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of February 4, 2000 with respect to one de Havilland Model Dash 8-102, bearing manufacturer's serial no. 023 and U.S. registration no.
               N807WP (fka N811PH); and related agreements.*+

   10.66       Lease Agreement between Wilmington Trust Company, as Owner
               Trustee and Aloha Airlines, Inc. dated as of August 4, 1999 with respect to one Boeing Model 737-73A Aircraft, bearing manufacturer's serial no. 28500 and U.S. registration no.
               N739AL; as amended; and related agreements.*+

   10.67       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 28640 and U.S. registration no.
               N740AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.68       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 28641 and U.S. registration no.
               N741AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.69       Aircraft Lease Agreement between Bank of Hawaii and Aloha
               Airlines, Inc. dated as of December 13, 1996 with respect to one Boeing Model 737-230ADV Aircraft, bearing manufacturer's serial no. 23154, and U.S. registration number N823AL; as amended and assigned; and related agreements.*

   10.70       Lease Agreement between First Security Bank, National
               Association, not individually, but solely as Owner Trustee and Aloha Airlines, Inc. dated as of June 1, 1998 with respect to one Boeing B737-200 Aircraft, bearing manufacturer's serial no. 23913 and U.S. registration no.
               N827AL; as amended; and related agreements.*

   10.71       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 30830 and U.S. registration no.
               N742AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.72 Aircraft Lease Agreement between Wilmington Trust Company, not in its individual capacity but solely as Trustee for the benefit of ITOCHU AirLease Limited and MA-

               Lease Limited and Aloha Airlines, Inc. dated as of November
               29, 1995 with respect to one Boeing Model 737-25A Aircraft, bearing manufacturer's serial no. 23791, and U.S.
               registration number N819AL; as amended and assigned; and related agreements.*+

   10.73       Lease Agreement 809 between ACG Acquisition XII LLC and
               Aloha Airlines, Inc. dated as of May 21, 1997 with respect to one Boeing Model 737-2Q9 Aircraft, bearing manufacturer's serial no. 21720, and U.S. registration number N809AL; as amended and assigned; and related agreements.*+

   10.74 Aircraft Lease Agreement dated as of December 14, 2001 between Aircraft 28654 LLC and Aloha Airlines, Inc., relating to one Boeing Model 737-700, Aircraft
               Manufacturer's Serial No. 28654 and FAA registration number N316ML (to be changed to N743AL); as amended by, Amendment to Aircraft Lease Common Terms Agreement, dated
               December 14, 2001 between General Electric Capital
               Corporation and Aloha Airlines, Inc., amending the May 12,
               2000 Common Terms Agreement.*+

   10.75       Aircraft Lease Agreement dated December 14, 2001 between
               Aircraft 32582 LLC and Aloha Airlines, Inc., relating to one
               Boeing Model 737-700, Aircraft Manufacturer's Serial
               No. 32582 and FAA registration number N744AL; as amended by Amendment to Aircraft Lease Common Terms Agreement, dated
               December 14, 2001 between General Electric Capital
               Corporation and Aloha Airlines, Inc., amending the May 12,
               2000 Common Terms Agreement.*+

   12.1        Calculation of Ratio of Earnings to Fixed Charges for
               Hawaiian Airlines, Inc.*

   12.2        Calculation of Ratio of Earnings to Fixed Charges for Aloha
               Airgroup, Inc.*

   12.3        Calculation of Ratio of Earnings to Fixed Charges for Aloha
               Holdings, Inc. (pro forma)*

   21.1        List of Subsidiaries of Aloha Holdings, Inc.*

   21.2        List of Subsidiaries of Aloha Airgroup, Inc.*

   23.1 Consent of PricewaterhouseCoopers LLP (relating to financial statements of Aloha Airgroup, Inc.)*

   23.2 Consent of Ernst & Young LLP (relating to financial statements of Hawaiian Airlines, Inc.)*

   23.3 Consent of KPMG LLP (relating to financial statements of Hawaiian Airlines, Inc.)*

   23.4 Consent of Cleary, Gottlieb, Steen & Hamilton (included in the opinion filed as Exhibit 5.1)**

   23.5 Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)**

   23.6        Consent of Paul, Weiss, Rifkind, Wharton & Garrison
               (included in the opinion filed as Exhibit 8.2)**

   25.1        Form T-1 Statement of Eligibility of Trustee under the
               Indenture**

   99.1 Form of proxy for special meeting of shareholders of Hawaiian Airlines, Inc.**

   99.2        Form of proxy for special meeting of shareholders of Aloha
               Airgroup, Inc.**

   99.3        Consent of Morgan Stanley & Co. Incorporated*

   99.4 Consent of Gregory D. Brenneman, as a person named as about to become a director of Registrant*

   99.5 Consent of Han H. Ching, as a person named as about to become a director of Registrant*

   99.6 Consent of Eldon M.T. Ching, as a person named as about to become a director of Registrant*

   99.7 Consent of John W. Adams, as a person named as about to become a director of Registrant*

   99.8 Consent of Todd G. Cole, as a person named as about to become a director of Registrant*

   99.9 Consent of Joseph P. Hoar, as a person named as about to become a director of Registrant*

   99.10 Consent of Richard K.M. Ing, as a person named as about to become a director of Registrant*

   99.11 Consent of Reno F. Morella, as a person named as about to become a director of Registrant*

   99.12 Consent of Sharon L. Soper, as a person named as about to become a director of Registrant*

   99.13 Consent of Samson Poomaihealani, as a person named as about to become a director of Registrant*

   99.14 Consent of Steven C. DeSutter, as a person named as about to become a director of Registrant.*

------------------------

 *  Filed herewith.

**  To be filed by pre-effective amendment.

*** Hereby incorporated by reference.

+ Portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Commission; the omitted material has been filed separately with the Commission.

ITEM 22. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

   (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
    Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

(5) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(6) that every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

(7) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction on the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(8) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request; and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

(9) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 14th day of February, 2002.

                                            TURNWORKS ACQUISITION III, INC.
                                            (TO BE RENAMED ALOHA HOLDINGS, INC.), REGISTRANT

                                            By:        /s/ GREGORY D. BRENNEMAN
                                                       -----------------------------------------
                                                       Name: Gregory D. Brenneman
                                                       Title: President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ GREGORY D. BRENNEMAN                 President and Sole Director
     -------------------------------------------         (principal executive        February 14, 2002
                Gregory D. Brenneman                     officer)

               /s/ STEVEN C. DESUTTER                  Secretary, Treasurer,
     -------------------------------------------         (principal financial and    February 14, 2002
                 Steven C. DeSutter                      accounting officer)

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 14th day of February, 2002.

                                            TURNWORKS ACQUISITION III SUB A, INC.
                                            REGISTRANT

                                            By:        /s/ GREGORY D. BRENNEMAN
                                                       -----------------------------------------
                                                       Name: Gregory D. Brenneman
                                                       Title: President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ GREGORY D. BRENNEMAN                 President and Sole Director
     -------------------------------------------         (principal executive       February 14, 2002
                Gregory D. Brenneman                     officer)

               /s/ STEVEN C. DESUTTER                  Secretary, Treasurer,
     -------------------------------------------         (principal financial and   February 14, 2002
                 Steven C. DeSutter                      accounting officer)

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 14th day of February, 2002.

                                            TURNWORKS ACQUISITION III SUB B, INC.
                                            REGISTRANT

                                            By:        /s/ GREGORY D. BRENNEMAN
                                                       -----------------------------------------
                                                       Name: Gregory D. Brenneman
                                                       Title: President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ GREGORY D. BRENNEMAN                 President and Sole Director
     -------------------------------------------         (principal executive       February 14, 2002
                Gregory D. Brenneman                     officer)

               /s/ STEVEN C. DESUTTER                  Secretary, Treasurer,
     -------------------------------------------         (principal financial and   February 14, 2002
                 Steven C. DeSutter                      accounting officer)

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 14th day of February, 2002.


                                          TURNWORKS ACQUISITION III SUB C, LLC
                                          REGISTRANT
                                          TURNWORKS ACQUISITION III, INC.,
                                          its sole member

                                          By:    /s/ GREGORY D. BRENNEMAN
                                                 ---------------------------------------
                                                 Name: Gregory D. Brenneman
                                                 Title: President

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 14th day of February, 2002.


                                          TURNWORKS ACQUISITION III SUB D, LLC
                                          REGISTRANT
                                          TURNWORKS ACQUISITION III, INC.,
                                          its sole member

                                          By:    /s/ GREGORY D. BRENNEMAN
                                                 ---------------------------------------
                                                 Name: Gregory D. Brenneman
                                                 Title: President

                                 EXHIBIT INDEX

    The following exhibits are filed as part of this Registration Statement (except as otherwise indicated):

    2.1        Agreement and Plan of Merger among Aloha Airgroup, Inc.,
               Hawaiian Airlines, Inc., TurnWorks Acquisition III, Inc. and
               TurnWorks, Inc. dated as of December 19, 2001 (included as
               Appendix I to the joint proxy statement/prospectus)

    3.1        Certificate of Incorporation of TurnWorks Acquisition III,
               Inc. and Amendment thereto*

    3.2        By-laws of TurnWorks Acquisition III, Inc.*

    3.3        Form of Amended and Restated Certificate of Incorporation of
               Aloha Holdings, Inc. (included as Appendix IV to the joint proxy statement/prospectus)

    3.4        Form of Amended By-laws of Aloha Holdings, Inc. (included as
               Appendix V to the joint proxy statement/prospectus)

    3.5        Restated Articles of Incorporation of Hawaiian Airlines,
               Inc. (Filed as Exhibit 3(a) to the Registration Statement on
               Form S-3 filed by Hawaiian Airlines, Inc. on December 31,
               1998.)***

    3.6        Amended and Restated Bylaws of the Hawaiian Airlines, Inc.
               (Filed as Exhibit 3.1 to the Form 8-K filed by Hawaiian
               Airlines, Inc. on September 14, 1998.)***

    3.7 Articles of Incorporation of Aloha Airgroup, Inc., as amended*

    3.8        Bylaws of Aloha Airgroup, Inc.*

    3.9.1      Certificate of Incorporation of TurnWorks Acquisition III
               Sub A, Inc.*

    3.9.2      Certificate of Incorporation of TurnWorks Acquisition III
               Sub B, Inc.*

    3.9.3      Certificate of Formation of TurnWorks Acquisition III
               Sub C, LLC*

    3.9.4      Certificate of Formation of TurnWorks Acquisition III
               Sub D, LLC*

    4.1        Form of certificate for share of common stock of Aloha
               Holdings, Inc.**

    4.2 Form of certificate for share of special preferred stock of Aloha Holdings, Inc.**

    4.3        Form of 8% Senior Note due 2008 of Aloha Holdings, Inc.
               (included in the Indenture filed as Exhibit 4.5)**

    4.4        Form of Indenture between Aloha Holdings, Inc. and [      ],
               as Trustee, relating to 8% Senior Subordinated Notes due
               2008**

    4.5        Form of certificate for share of common stock of Hawaiian
               Airlines, Inc.**

    4.6        Form of certificate for share of Series B Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.7        Form of certificate for share of Series C Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.8        Form of certificate for share of Series D Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.9        Form of certificate for share of Series E Special Preferred
               Stock of Hawaiian Airlines, Inc.**

    4.10       Form of certificate for share of common stock of Aloha
               Airgroup, Inc.*

    4.11       Form of certificate for share of Series B 7% Convertible
               Cumulative Participating Preferred Stock of Aloha
               Airgroup, Inc.*

    4.12       Form of certificate for share of Series C 10% Exchangeable
               Preferred Stock of Aloha Airgroup, Inc.*

    4.13       Form of certificate for share of common stock of Aloha
               Holdings, Inc.**

    4.14       Rights Agreement dated as of December 23, 1994. (Filed as
               Exhibit 1 to the Form 8-K filed by Hawaiian Airlines, Inc.
               on December 23, 1994.)***

    4.15 Amendment No. 1 dated as of May 4, 1995 to Rights Agreement dated as of December 23, 1994 by and between Hawaiian
               Airlines, Inc. and Chemical Trust Company of California.
               (Filed as Exhibit 4 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on August 14, 1995.)***

    4.16 Amendment No. 2 to the Rights Agreement, as amended, dated as of January 31, 1996 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (Filed as
               Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on April 1, 1996.)***

    4.17 Amendment No. 3 to the Rights Agreement, as amended, dated as of May 21, 1998, by and between Hawaiian Airlines, Inc.
               and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Trust Company of California. (Filed as Exhibit 4 to Amendment No. 2 to the Registration Statement on Form 8-A filed by Hawaiian Airlines, Inc. on May 22, 1998.)***

    4.18 Amendment No. 4 to the Rights Agreement, as amended, dated as of August 28, 1998, by and between Hawaiian Airlines, Inc. and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Trust Company of California. (Filed as
               Exhibit 4.1 to the Form 8-K filed by Hawaiian Airlines,
               Inc. on September 14, 1998.)***

    4.19 1994 Stock Option Plan, as amended. (Filed as Exhibit 4 to the Registration Statement on Form S-8 filed by Hawaiian
               Airlines, Inc. on November 15, 1995.)***

    4.20       Amendment No. 1 to 1994 Stock Option Plan dated as of May 4,
               1995 (Filed as Exhibit 4 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on August 14, 1995.)***

    4.21 Amendment No. 2 to 1994 Stock Option Plan, as amended, dated as of December 8, 1995. (Filed as Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc. on April 1, 1996.)***

    4.22 Rightsholders Agreement dated as of January 31, 1996, by and among Hawaiian Airlines, Inc., Airline Investors
               Partnership, L.P., AMR Corporation, Martin Anderson and
               Robert Midkiff. (Filed as Exhibit 4 to the Form 10-K filed by Hawaiian Airlines, Inc. on April 1, 1996.)***

    4.23       1996 Stock Incentive Plan, as amended. (Filed as Exhibit 4 to Amendment No. 1 to the Registration Statement on Form S-2 filed by Hawaiian Airlines, Inc. on July 12, 1996.)***

    4.24       Aloha Airgroup Inc. 1992 Stock Option Plan*

    5.1 Opinion of Cleary, Gottlieb, Steen & Hamilton as to the legality of the issuance of the shares of common stock and the notes offered hereby**

    8.1        Opinion of Shearman & Sterling as to U.S. tax matters**

    8.2        Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to
               U.S. tax matters**

    9.1        Aloha Stockholders' Voting Trust Agreement*

   10.1        Agreement and Plan of Merger among AIP General Partner,
               Inc., AIP, Inc., TurnWorks Acquisition III, Inc. and
               TurnWorks, Inc. dated as of December 19, 2001 (filed as
               Appendix VIII to the joint proxy statement/prospectus)

   10.2        Voting Agreement among Airline Investors Partnership, L.P.,
               Aloha Airgroup, Inc. and TurnWorks Acquisition III, Inc.
               dated as of December 19, 2001 (filed as Appendix IX to the joint proxy statement/prospectus)

   10.3        Voting Agreement among the shareholders of Aloha Airgroup,
               Inc. named therein, Hawaiian Airlines, Inc. and TurnWorks
               Acquisition III, Inc. dated as of December 19, 2001 (filed as Appendix X to the joint proxy statement/prospectus)

   10.4        Aloha Holdings, Inc. 2002 Stock Incentive Plan (filed as
               Appendix II to the joint proxy statement/prospectus)

   10.5        Form of Stockholders Agreement among TurnWorks Acquisition
               III, Inc., Turnworks, Inc., an affiliate of Airline
               Investors Partnership, L.P. and a voting trust for the benefit of the principal shareholders of Aloha Airgroup, Inc. (filed as Appendix VI to the joint proxy statement/prospectus)

   10.6        Form of Registration Rights Agreement among Aloha Holdings,
               Inc., Turnworks, Inc., an affiliate of Airline Investors
               Partnership, L.P., Smith Management LLC and a voting trust for the benefit of the principal shareholders of Aloha
               Airgroup, Inc. (filed as Appendix VII to the joint proxy statement/prospectus)

   10.7        Advisory Agreement between TurnWorks Acquisition III, Inc.
               and TurnWorks, Inc. dated as of December 19, 2001*

   10.8        Advisory Services Agreement among Hawaiian Airlines, Inc.
               and Smith Management LLC and John W. Adams dated as of
               December 19, 2001*

   10.9        Advisory Agreement between TurnWorks Acquisition III, Inc.
               and Mercer Management Consulting, Inc. dated as of December
               19, 2001*

   10.10       Management Service Agreement between TurnWorks Acquisition
               III, Inc. and TurnWorks, Inc. dated as of December 19, 2001*

   10.11       Stock Vesting Agreement between TurnWorks Acquisition III,
               Inc. and TurnWorks, Inc. dated as of December 19, 2001*

   10.12       Employment Agreement between TurnWorks Acquisition III, Inc.
               and Gregory D. Brenneman dated as of December 19, 2001*

   10.13       Stock Purchase Agreement between the shareholders of Aloha
               Airgroup, Inc. named therein and Hawaiian Airlines, Inc.
               dated as of December 19, 2001*

   10.14 Stock Purchase Agreement between the Pacific Century Trust, as trustee of the Aloha Airgroup, Inc. Non-Pilots Pension
               Trust and Hawaiian Airlines, Inc. dated as of December 19,
               2001*

   10.15 Stockholder Assumption Agreement among the shareholders of Aloha Airgroup, Inc. named therein, Glenn R. Zander and
               Brenda F. Cutwright dated as of December 19, 2001*

   10.16       Amendment to Employment Agreement between Aloha Airgroup,
               Inc. and Glenn R. Zander dated as of December 19, 2001*

   10.17       Amendment to Employment Agreement between Aloha Airgroup,
               Inc. and Brenda F. Cutwright dated as of December 19, 2001*

   10.18       Code Share Agreement, dated January 6, 1997, between
               Hawaiian Airlines, Inc. and Wings West Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 1997.)***

   10.19       Amendment No. 1 to Code Share Agreement, dated as of January
               21, 1997, between Hawaiian Airlines, Inc. and Wings West
               Airlines, Inc. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 1997.)***

   10.20 Aircraft Lease Agreement, dated as of January 3, 1997, between Hawaiian Airlines, Inc. and American Airlines, Inc.
               (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on May 15, 1997, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.21 Employment Agreement, effective as of April 14, 1997, between Hawaiian Airlines, Inc. and Paul John Casey. (Filed as Exhibit 10 to the Form 10-Q filed by Hawaiian Airlines,
               Inc. on May 15, 1997.)***

   10.22       Code Share Agreement, dated July 15, 1997, between Hawaiian
               Airlines, Inc. and American Airlines, Inc. (Filed as Exhibit
               10 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               August 8, 1997.)***

   10.23 Employment Agreement, effective as of December 15, 1997, between Hawaiian Airlines, Inc. and John B. Happ. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 31, 1998.)***

   10.24       Employment Agreement, effective as of March 1, 1998, between
               Hawaiian Airlines, Inc. and Ruthann S. Yamanaka. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 31, 1998.)***

   10.25       Aircraft Lease Agreement dated as of May 9, 1997, between
               American Airlines, Inc. and Hawaiian Airlines, Inc. (Filed as Exhibit 10 to the Form 10-K filed by Hawaiian Airlines,
               Inc. on March 31, 1998, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.26 Aircraft Lease Agreement dated as of December 12, 1997, between American Airlines, Inc. and Hawaiian Airlines, Inc.
               (Filed as Exhibit 10 to the Form 10-K filed by Hawaiian
               Airlines, Inc. on March 31, 1998, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.27       Form of Passenger Aircraft Charter Agreement dated November
               9, 1997, effective February 1, 1998 between Hawaiian
               Vacations, Inc. and Hawaiian Airlines, Inc. (Filed as
               Exhibit 10 to the Form 10-K filed by Hawaiian Airlines, Inc.
               on March 29, 1999.)***

   10.28       Aircraft Maintenance Services Agreement dated as of October
               26, 1999 by and between Hawaiian Airlines, Inc. and
               Continental Airlines, Inc. (Filed as Exhibit 10(8) to the
               Form 10-K filed by Hawaiian Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.29       Agreement between U.S. Bank National Association and
               Hawaiian Airlines, Inc., effective date December 31, 1999.
               (Filed as Exhibit 10(9) to the Form 10-K filed by Hawaiian
               Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.30       Aircraft General Terms Agreement AGTA-HWI between The Boeing
               Company and Hawaiian Airlines, Inc., dated as of December
               31, 1999. (Filed as Exhibit 10(10) to the Form 10-K filed by
               Hawaiian Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.31       Further Letter Agreements relating to Purchase Agreement
               Number 2252 (Supplemental Agreement No. 1 and Other
               Matters). (Filed as Exhibit 10.1 to the Form 10-Q filed by
               Hawaiian Airlines, Inc. on May 5, 2000.)***

   10.32       Commercial Cooperation Agreement between Northwest Airlines,
               Inc. and Hawaiian Airlines, Inc., the Partner Agreement between NW and Hawaiian Airlines, Inc., and the Multilateral
               Prorate Agreement among Hawaiian Airlines, Inc., Northwest
               Airlines, Inc., and KLM Royal Dutch Airways, all dated May
               17, 2000. (Filed as Exhibit 99-2 to the Form 10-Q filed by
               Hawaiian Airlines, Inc. on August 10, 2000, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.33       Employment Agreement for Robert W. Zoller, Jr. as Executive
               Vice President-Operations and Service, effective as of December 1, 1999. (Filed as Exhibit 99-3 to the Form 10-Q filed by Hawaiian Airlines, Inc. on August 10, 2000.)***

   10.34       Deferred Advance Payments Letter Agreement relating to
               Purchase Agreement Number 2252. (Filed as Exhibit 99-4 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               August 10, 2000, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.35       Sublease Agreement 084 dated as of December 8, 2000 between
               Continental Airlines, Inc. and Hawaiian Airlines, Inc.
               (Filed as Exhibit 10(14) to the Form 10-K filed by Hawaiian

               Airlines, Inc. on April 2, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.36       Employment Agreement for Christine Deister as Executive Vice
               President-Chief Financial Officer-Treasurer, effective as of March 1, 2001. (Filed as Exhibit 1.1 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 2001.)***

   10.37       Lease Agreement N475HA dated February 28, 2001, between
               First Security Bank, N.A. and Hawaiian Airlines, Inc., for one Boeing 717-200 aircraft. (Filed as Exhibit 1.2 to the Form 10-Q filed by Hawaiian Airlines, Inc. on May 15, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc." has also entered into a Lease Agreement N476HA dated
               March 14, 2001 with First Security Bank, N.A. and a Lease
               Agreement N481HA dated July 26, 2001, a Lease Agreement
               N482HA dated August 13, 2001, a Lease Agreement N483HA dated
               August 27, 2001 and a Lease Agreement N484HA dated September
               12, 2001, each between Wells Fargo Bank, Northwest, N.A.
               (successor to First Security Bank, N.A.) and Hawaiian
               Airlines, Inc., each for one Boeing 717-200 aircraft, which leases are substantially identical to Lease Agreement
               N475HA, except with respect to the aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc., has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.38 Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June 8, 2001, for one Boeing Model 767-33AER aircraft, Manufacturer's Serial Number 28140. (Filed as
               Exhibit 1.3 to the Form 10-Q filed by Hawaiian Airlines,
               Inc. on August 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)
               (Hawaiian Airlines, Inc." has also entered into a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June 8, 2001 for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 28141 and a Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of June
               8, 2001 for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 28139, which lease agreements are substantially identical to Lease Agreement 28140, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.39       Lease Agreement between International Lease Finance
               Corporation and Hawaiian Airlines, Inc., dated as of July
               16, 2001, for one Boeing Model 767-33AER aircraft,
               Manufacturer's Serial Number 24257. (Filed as Exhibit 1.3 to the Form 10-Q filed by Hawaiian Airlines, Inc. on August 14,
               2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc. has also entered into a Lease Agreement between International Lease Finance Corporation and Hawaiian
               Airlines, Inc., dated as of July 16, 2001 for one Boeing
               Model 767-33AER aircraft, Manufacturer's Serial Number
               24258, a Lease Agreement between International Lease Finance
               Corporation and Hawaiian Airlines, Inc., dated as of July
               16, 2001, for one Boeing Model 767-33 AER aircraft,
               Manufacturer's Serial Number 25531 and a Lease Agreement between International Lease Finance Corporation and Hawaiian
               Airlines, Inc., dated as of July 16, 2001, for one Boeing
               Model 767-33 AER aircraft, Manufacturer's Serial Number
               24259, which lease agreements are substantially identical to Lease Agreement 24257, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.40 Lease Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model
               767-33AER aircraft, Manufacturer's Serial Number 33421.
               (Filed as Exhibit 1.5 to the Form 10-Q filed by Hawaiian
               Airlines, Inc. on

               November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)
               (Hawaiian Airlines, Inc. has also entered into a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001 for one Boeing Model 767-33AER aircraft, Manufacturer's Serial Number 33422, a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial Number 33423, a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial Number 33424 and a Lease
               Agreement between AWMSI and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial Number 33425, which lease agreements are substantially identical to Lease
               Agreement 33421, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item 601, Instruction 2, these lease agreements have not been filed).***

   10.41 Lease Agreement between BCC Equipment Leasing Corporation and Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33AER aircraft, Manufacturer's
               Serial Number 33426. (Filed as Exhibit 1.6 to the Form 10-Q filed by Hawaiian Airlines, Inc. on November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.) (Hawaiian Airlines, Inc. has also entered into a Lease Agreement between BCC
               Equipment Leasing Corporation and Hawaiian Airlines, Inc., dated as of September 20, 2001 for one Boeing
               Model 767-33AER aircraft, Manufacturer's Serial
               Number 33427, a Lease Agreement between BCC Equipment
               Leasing Corporation and Hawaiian Airlines, Inc., dated as of
               September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial Number 33428 and a Lease
               Agreement between BCC Equipment Leasing Corporation and
               Hawaiian Airlines, Inc., dated as of September 20, 2001, for one Boeing Model 767-33 AER aircraft, Manufacturer's Serial
               Number 33429, which lease agreements are substantially identical to Lease Agreement 33426, except with respect to aircraft information, delivery date and certain other information as to which Hawaiian Airlines, Inc. has requested confidential treatment, and pursuant to S-K Item
               601, Instruction 2, these lease agreements have not been filed).***

   10.42       CodeShare Agreement dated July 1, 2001 between Hawaiian
               Airlines, Inc. and Alaska Airlines, Inc. (Filed as Exhibit
               1.7 to the Form 10-Q filed by Hawaiian Airlines, Inc. on
               November 14, 2001, in redacted form since confidential treatment has been requested for certain portions thereof.)***

   10.43 PW4060 Engine Fleet Management Program Agreement (767) between United Technologies Corporation, acting through its Pratt & Whitney Division, and Hawaiian Airlines, Inc., dated as of October 5, 2001.**

   10.44       Employment agreement, as amended and restated as of December
               1, 1995; and as further amended November 1, 2000, by and between Aloha Airgroup, Inc. and Glenn R. Zander.*

   10.45       Employment agreement, as amended and restated as of January
               1, 1997, by and between Aloha Airgroup, Inc. and Brenda F.
               Cutwright.*

   10.46       Amended and Restated Loan Agreement -- 1996 between First
               Hawaiian Bank, Bank of Hawaii and Aloha Airlines, Inc. dated as of December 31, 1996; as amended; and related agreements.*

   10.47       Loan Agreement ($20 million Term Loan) between First
               Hawaiian Bank and Aloha Airgroup, Inc. dated as of September
               8, 2000; as amended; and related agreements.*

   10.48       Aircraft Lease Agreement between First Security Bank,
               National Association, a national banking association, not in its individual capacity but solely as owner trustee and Aloha

               Airlines, Inc. dated as of October 9, 1996 with respect to one Boeing Model 737-230 Aircraft, bearing manufacturer's serial no. 22117, and U.S. registration number N818AL; as amended; and related agreements.*+

   10.49       Aircraft Lease Agreement between Bank of Hawaii and Aloha
               Airlines, Inc. dated as of September 27, 1996 with respect to one Boeing Model 737-230 Aircraft, bearing manufacturer's serial no. 23155, and U.S. registration number N821AL; as amended and assigned; and related agreements.*

   10.50       Lease Agreement 802 between ACG Acquisition VIII LLC and
               Aloha Airlines, Inc. dated as of January 15, 1997 with respect to one Boeing Model 737-2S5C Aircraft, bearing manufacturer's serial no. 22148, and U.S. registration number N802AL; as amended; and related agreements.*

   10.51       Lease Agreement 804 between ACG Acquisition VIII LLC and
               Aloha Airlines, Inc. dated as of January 22, 1997 with respect to one Boeing Model 737-2Q9 Aircraft, bearing manufacturer's serial no. 21719, and U.S. registration number N804AL; as amended; and related agreements.*

   10.52       Aircraft Lease Agreement between Fleet National Bank, a
               National Banking Association, not in its individual capacity, but solely as Trustee for the benefit of Aircraft
               No. 2, LLC and Aloha Airlines, Inc. dated as of August 11,
               1997 with respect to one Boeing Model 737-282A Aircraft, bearing manufacturer's serial no. 23045, and U.S.
               registration number N824AL; as amended and assigned; and related agreements.*+

   10.53       Aircraft Lease Agreement between Fleet National Bank, a
               National Banking Association, not in its individual capacity, but solely as Trustee for the benefit of Aircraft
               No. 1, L.L.C. and Aloha Airlines, Inc. dated as of August
               11, 1997 with respect to one Boeing Model 737-282C Aircraft, bearing manufacturer's serial no. 23051, and U.S.
               registration number N826AL; and related agreements.*+

   10.54       Lease Agreement regarding Boeing 737-2Y5 Aircraft between
               First Security Bank of Utah, National Association, not in its individual capacity but solely as owner Trustee and Aloha Airlines, Inc. dated as of March 22, 1995 with respect to one Boeing Model 737-2Y5 Aircraft, bearing manufacturer's serial no. 24031, and U.S. registration number N810AL; as amended and restated; and related agreements.*+

   10.55       Aircraft Lease Agreement between Ajet, Inc. and Aloha
               Airlines, Inc. dated as of May 31, 1995 with respect to one
               Boeing Model 737-2X6QC Aircraft, bearing manufacturer's serial no. 23122, and U.S. registration number N816AL; as amended; and related agreements.*

   10.56       Aircraft Lease Agreement between Bjet, Inc. and Aloha
               Airlines, Inc. dated as of October 23, 1995 with respect to one Boeing Model 737-2X6C Aircraft, bearing manufacturer's serial no. 23292, and U.S. registration number N817AL; as amended; and related agreements.*

   10.57       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of February 22, 2000 with respect to one de Havilland Model Dash 8-102, bearing manufacturer's serial no. 026 and U.S. registration no.
               N808WP (fka N812PH); and related agreements.*+

   10.58       Lease Agreement between Wilmington Trust Company, as Owner
               Trustee and Aloha Airlines, Inc. dated as of August 4, 1999 with respect to one Boeing 737-73A Aircraft, bearing manufacturer's serial no. 28499 and U.S. registration no.
               N738AL; as amended; and related agreements.*+

   10.59       Aircraft Lease Agreement between First Security Bank,
               National Association, a national banking association, not in its individual capacity but solely as owner trustee and Aloha Airlines, Inc. dated as of August 13, 1996 with respect to one Boeing Model 737-230ADV

               Aircraft, bearing manufacturer's serial no. 22138, and U.S.
               registration number N820AL; as amended; and related agreements.*+

   10.60       Lease Agreement between Compass Capital Corporation. and
               Aloha Airlines, Inc. dated as of September 15, 1999 with respect to one Boeing Model 737-200A Aircraft, bearing manufacturer's serial no. 23443, and U.S. registration number N807AL; as amended; and related agreements.*+

   10.61       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of March 26, 1998 with respect to one de Havilland Model Dash 8-103 Aircraft
               (reflected on the FAA records as DHC-8-102), bearing manufacturer's serial no. 353 and U.S. registration no.
               N805WP; and related agreements.*

   10.62       Lease Agreement between Compass Capital Corporation and
               Aloha Airlines, Inc. dated as of October 15, 1999 with respect to one Boeing Model 737-QT4 Aircraft, bearing manufacturer's serial no. 23445, and U.S. registration number N808AL; as amended; and related agreements.*+

   10.63       Aircraft Lease Agreement PHC 90-047 WKH between Polaris
               Holding Company and Aloha Airlines, Inc. dated as of July
               16, 1990 with respect to one Boeing Model 737-2M6C Aircraft, bearing manufacturer's serial no. 21809, and U.S.
               registration number N805AL; as amended; and related agreements.*+

   10.64       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of May 29, 1998 with respect to one de Havilland Model Dash 8-103 Aircraft (reflected on the FAA records as DHC-8-102), bearing manufacturer's serial no. 357 and U.S. registration no. N806WP (fka N854MA); and related agreements.*+

   10.65       Lease Agreement between Willis Lease Finance Corporation and
               Aloha IslandAir, Inc. dated as of February 4, 2000 with respect to one de Havilland Model Dash 8-102, bearing manufacturer's serial no. 023 and U.S. registration no.
               N807WP (fka N811PH); and related agreements.*+

   10.66       Lease Agreement between Wilmington Trust Company, as Owner
               Trustee and Aloha Airlines, Inc. dated as of August 4, 1999 with respect to one Boeing Model 737-73A Aircraft, bearing manufacturer's serial no. 28500 and U.S. registration no.
               N739AL; as amended; and related agreements.*+

   10.67       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 28640 and U.S. registration no.
               N740AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.68       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 28641 and U.S. registration no.
               N741AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.69       Aircraft Lease Agreement between Bank of Hawaii and Aloha
               Airlines, Inc. dated as of December 13, 1996 with respect to one Boeing Model 737-230ADV Aircraft, bearing manufacturer's serial no. 23154, and U.S. registration number N823AL; as amended and assigned; and related agreements.*

   10.70       Lease Agreement between First Security Bank, National
               Association, not individually, but solely as Owner Trustee and Aloha Airlines, Inc. dated as of June 1, 1998 with respect to one Boeing B737-200 Aircraft, bearing manufacturer's serial no. 23913 and U.S. registration no.
               N827AL; as amended; and related agreements.*

   10.71       Aircraft Lease Agreement between Aviation Financial Services
               Inc. and Aloha Airlines, Inc. dated as of May 12, 2000 with respect to one Boeing Model 737-700 Aircraft, bearing manufacturer's serial no. 30830 and U.S. registration no.
               N742AL; as amended and assigned; incorporating the provisions of a Common Terms Agreement dated as of May 12, 2000.*+

   10.72 Aircraft Lease Agreement between Wilmington Trust Company, not in its individual capacity but solely as Trustee for the benefit of ITOCHU AirLease Limited and MA-Lease Limited and
               Aloha Airlines, Inc. dated as of November 29, 1995 with respect to one Boeing Model 737-25A Aircraft, bearing manufacturer's serial no. 23791, and U.S. registration number N819AL; as amended and assigned; and related agreements.*

   10.73       Lease Agreement 809 between ACG Acquisition XII LLC and
               Aloha Airlines, Inc. dated as of May 21, 1997 with respect to one Boeing Model 737-2Q9 Aircraft, bearing manufacturer's serial no. 21720, and U.S. registration number N809AL; as amended and assigned; and related agreements.*+

   10.74 Aircraft Lease Agreement dated as of December 14, 2001 between Aircraft 28654 LLC and Aloha Airlines, Inc., relating to one Boeing Model 737-700, Aircraft
               Manufacturer's Serial No. 28654 and FAA registration number N316ML (to be changed to N743AL); as amended by, Amendment to Aircraft Lease Common Terms Agreement, dated
               December 14, 2001 between General Electric Capital
               Corporation and Aloha Airlines, Inc., amending the May 12,
               2000 Common Terms Agreement.*+

   10.75       Aircraft Lease Agreement dated December 14, 2001 between
               Aircraft 32582 LLC and Aloha Airlines, Inc., relating to one
               Boeing Model 737-700, Aircraft Manufacturer's Serial
               No. 32582 and FAA registration number N744AL; as amended by Amendment to Aircraft Lease Common Terms Agreement, dated
               December 14, 2001 between General Electric Capital
               Corporation and Aloha Airlines, Inc., amending the May 12,
               2000 Common Terms Agreement.*+

   12.1        Calculation of Ratio of Earnings to Fixed Charges for
               Hawaiian Airlines, Inc.*

   12.2        Calculation of Ratio of Earnings to Fixed Charges for Aloha
               Airgroup, Inc.*

   12.3        Calculation of Ratio of Earnings to Fixed Charges for Aloha
               Holdings, Inc. (pro forma)*

   21.1        List of Subsidiaries of Aloha Holdings, Inc.*

   21.2        List of Subsidiaries of Aloha Airgroup, Inc.*

   23.1 Consent of PricewaterhouseCoopers LLP (relating to financial statements of Aloha Airgroup, Inc.)*

   23.2 Consent of Ernst & Young LLP (relating to financial statements of Hawaiian Airlines, Inc.)*

   23.3 Consent of KPMG LLP (relating to financial statements of Hawaiian Airlines, Inc.)*

   23.4 Consent of Cleary, Gottlieb, Steen & Hamilton (included in the opinion filed as Exhibit 5.1)**

   23.5 Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)**

   23.6        Consent of Paul, Weiss, Rifkind, Wharton & Garrison
               (included in the opinion filed as Exhibit 8.2)**

   25.1        Form T-1 Statement of Eligibility of Trustee under the
               Indenture**

   99.1 Form of proxy for special meeting of shareholders of Hawaiian Airlines, Inc.**

   99.2        Form of proxy for special meeting of shareholders of Aloha
               Airgroup, Inc.**

   99.3        Consent of Morgan Stanley & Co. Incorporated*

   99.4 Consent of Gregory D. Brenneman, as a person named as about to become a director of Registrant*

   99.5 Consent of Han H. Ching, as a person named as about to become a director of Registrant*

   99.6 Consent of Eldon M.T. Ching, as a person named as about to become a director of Registrant*

   99.7 Consent of John W. Adams, as a person named as about to become a director of Registrant*

   99.8 Consent of Todd G. Cole, as a person named as about to become a director of Registrant*

   99.9 Consent of Joseph P. Hoar, as a person named as about to become a director of Registrant*

   99.10 Consent of Richard K.M. Ing, as a person named as about to become a director of Registrant*

   99.11 Consent of Reno F. Morella, as a person named as about to become a director of Registrant*

   99.12 Consent of Sharon L. Soper, as a person named as about to become a director of Registrant*

   99.13 Consent of Samson Poomaihealani, as a person named as about to become a director of Registrant*

   99.14 Consent of Steven C. DeSutter, as a person named as about to become a director of Registrant.*

------------------------

 *  Filed herewith.

**  To be filed by pre-effective amendment.

*** Hereby incorporated by reference.

+ Portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Commission; the omitted material has been filed separately with the Commission.